Form 10-K, Exhibit 13
period 1994-01-01
V F CORP /PA/
filed 1994-03-24
CIK 103379

QUARTERLY RESULTS OF OPERATIONS


In thousands,                                                                        Earnings Per Common Share
except per share                                                                    ----------------------------     Dividends Per
amounts             Net Sales         Gross Profit          Net Income              Primary        Fully Diluted     Common Share
- ----------------------------------------------------------------------------------------------------------------------------------
1993
First quarter       $1,016,644             $323,226             $52,729                $.83               $.81              $.30
Second quarter       1,053,411              327,546              55,731                 .85                .83               .30
Third quarter        1,152,842              355,044              76,815*               1.18*              1.15*              .30
Fourth quarter       1,097,507              339,727              61,140                 .94                .92               .32
- ----------------------------------------------------------------------------------------------------------------------------------
                    $4,320,404           $1,345,543            $246,415               $3.80              $3.71             $1.22
- ----------------------------------------------------------------------------------------------------------------------------------
1992
First quarter         $817,592             $261,770             $43,692                $.73               $.71              $.27
Second quarter         852,544              269,203              46,202                 .77                .75               .27
Third quarter        1,125,294              368,215              76,556                1.29               1.25               .27
Fourth quarter       1,029,019              321,535              70,581**              1.18**             1.14**             .30
- ----------------------------------------------------------------------------------------------------------------------------------
                    $3,824,449           $1,220,723            $237,031               $3.97              $3.85             $1.11
- ----------------------------------------------------------------------------------------------------------------------------------
1991
First quarter         $613,308             $193,978             $28,529                $.48               $.47              $.25
Second quarter         654,010              201,471              30,651                 .52                .50               .25
Third quarter          834,844              258,272              53,753                 .92                .89               .25
Fourth quarter         850,271              258,925              48,397                 .83                .79               .27
- ----------------------------------------------------------------------------------------------------------------------------------
                    $2,952,433             $912,646            $161,330               $2.75              $2.62             $1.02
- ----------------------------------------------------------------------------------------------------------------------------------

 * Interest income relating to settlement of income tax examinations increased net income by $15.1 million ($.24 per share).

** A refund of prior years' income taxes and related interest income increased net income by $14.4 million ($.24 per share), and recognition of cumulative postretirement benefits reduced net income by $4.1 million ($.07 per share).

                                 VF CORPORATION
                                      -22-

MANAGEMENT'S RESPONSIBILITY FOR
FINANCIAL STATEMENTS

Management of VF Corporation has prepared the accompanying financial statements and is responsible for their content. We believe the statements accurately report the financial position and operating results of the Corporation, on a basis consistent with generally accepted accounting principles and management's best estimates and judgments. Other financial information in this report is consistent with these financial statements.

Management has established a system of internal control which we believe reasonably assures that assets are safeguarded and that financial information is accurately reported. Inherent in all systems of internal control are limitations based on the recognition that the costs of such systems should be related to the benefits to be derived. The internal control system is routinely challenged by management, the independent auditors and our internal audit staff to determine whether the internal control system continues to function effectively. Significant auditor recommendations have been reviewed and adopted when appropriate.

The Audit Committee of the Board of Directors meets periodically with the independent and internal auditors to discuss the scope and findings of audit work performed, the impact of financial reporting issues and the adequacy of the internal control system. The independent auditors and internal auditors have full access to the Committee, with and without the presence of management, to discuss any appropriate matters.

/s/ L. R. PUGH
- --------------
L. R. Pugh
Chairman and Chief Executive Officer

/s/ G. G. JOHNSON
- -----------------
G. G. Johnson
Vice President-Finance and Chief Financial Officer

/s/ R. K. SHEARER
- -----------------
R. K. Shearer
Controller and Chief Accounting Officer

REPORT OF ERNST & YOUNG
INDEPENDENT AUDITORS

Board of Directors and Shareholders
VF Corporation

We have audited the accompanying consolidated balance sheets of VF Corporation as of January 1, 1994 and January 2, 1993, and the related consolidated statements of income, cash flows, and common shareholders' equity for each of the three fiscal years in the period ended January 1, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VF Corporation at January 1, 1994 and January 2, 1993, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended January 1, 1994 in conformity with generally accepted accounting principles.

/s/ ERNST & YOUNG
- -----------------

Reading, Pennsylvania
February 4, 1994

                                 VF CORPORATION
                                      -23-

CONSOLIDATED STATEMENTS OF INCOME

In thousands, except per share amounts       Fiscal year ended     January 1, 1994     January 2, 1993    January 4, 1992
- -------------------------------------------------------------------------------------------------------------------------
Net Sales                                                               $4,320,404          $3,824,449         $2,952,433
Costs and Operating Expenses
     Cost of products sold                                               2,974,861           2,603,726          2,039,787
     Marketing, administrative
       and general expenses                                                913,734             791,343            608,592
- -------------------------------------------------------------------------------------------------------------------------
                                                                         3,888,595           3,395,069          2,648,379
- -------------------------------------------------------------------------------------------------------------------------
Operating Income                                                           431,809             429,380            304,054
Other Income (Expense)
     Interest income                                                        35,284              17,453             13,432
     Interest expense                                                      (72,671)            (71,068)           (68,587)
     Miscellaneous, net                                                      5,565                   8             14,298
- -------------------------------------------------------------------------------------------------------------------------
                                                                           (31,822)            (53,607)           (40,857)
- -------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                                 399,987             375,773            263,197
Income Taxes                                                               153,572             138,742            101,867
- -------------------------------------------------------------------------------------------------------------------------
Net Income                                                                $246,415            $237,031           $161,330
- -------------------------------------------------------------------------------------------------------------------------
Earnings Per Common Share
     Primary                                                                 $3.80               $3.97              $2.75
     Fully diluted                                                            3.71                3.85               2.62
Cash Dividends Per Common Share                                              $1.22               $1.11              $1.02
Average Number of Common Shares Outstanding                                 64,011              58,608             57,152
- -------------------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

SALES AND OPERATING PROFIT BY BUSINESS GROUP (UNAUDITED)

In thousands                                 Fiscal year ended     January 1, 1994     January 2, 1993    January 4, 1992
- -------------------------------------------------------------------------------------------------------------------------
Net Sales
     Jeanswear                                                          $2,097,509          $1,896,258         $1,371,978
     Casual/Sportswear                                                     638,986             652,571            505,804
     Intimate Apparel                                                      436,500             420,200            452,899
     International                                                         641,827             420,278            272,524
     Other Apparel                                                         505,582             435,142            349,228
- -------------------------------------------------------------------------------------------------------------------------
                                                                        $4,320,404          $3,824,449         $2,952,433
- -------------------------------------------------------------------------------------------------------------------------
Operating Profit
     Jeanswear                                                            $266,680            $274,256           $173,640
     Casual/Sportswear                                                      24,265              52,184             37,889
     Intimate Apparel                                                       40,214              53,425             42,289
     International                                                          70,891              34,253             35,937
     Other Apparel                                                          67,842              46,483             42,103
- -------------------------------------------------------------------------------------------------------------------------
                                                                           469,892             460,601            331,858

Corporate Expenses                                                         (38,083)            (31,221)           (27,804)
Interest, net                                                              (37,387)            (53,615)           (55,155)
Other Income, net                                                            5,565                   8             14,298
- -------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                                $399,987            $375,773           $263,197
- -------------------------------------------------------------------------------------------------------------------------

                                 VF CORPORATION
                                      -24-

MANAGEMENT'S ANALYSIS OF OPERATIONS


The primary objective of VF Corporation is to provide long-term growth in shareholder value through superior operating performance and sound investment strategies. In 1991 and 1992, our results surpassed Corporate objectives of 10% growth in sales and earnings. And while sales growth exceeded our 10% objective in 1993, restructuring charges and a difficult knitwear industry environment prevented the Corporation from attaining our earnings growth target for this year.

RESULTS OF OPERATIONS
Net sales in 1993 were up 13% over 1992 and 46% over 1991. These sales increases resulted primarily from unit volume growth within existing divisions. Less than 20% of the sales growth during the period 1991 to 1993 represented sales from acquired companies.

Gross margins were 31.1% of sales in 1993, compared with 31.9% in 1992 and 30.9% in 1991. While the 1993 gross margin percentage was below 1992, it is comparable with the Corporation's historical results. The 1993 percent was lower than the 1992 level due to a provision for capacity reduction in knitwear and significantly reduced margins at Girbaud.

Marketing and administrative expenses increased to 21.1% of sales in 1993, from 20.7% and 20.6% in 1992 and 1991, respectively. The inclusion of the newly acquired international intimate apparel divisions in 1993, which have historically maintained higher marketing spending levels, accounted for the increase in 1993.

Interest income in 1993 included $24.4 million and in 1992 $8.3 million related to refunds of prior years' income taxes. Excluding these unusual items, interest income and expense were relatively flat during the three year period.

The increase in miscellaneous income (net) in 1993 over 1992 resulted from the inclusion in 1992 of a $6.6 million provision representing the cumulative charge for postretirement benefits under Financial Accounting Standards No.
106. The 1993 amount was below 1991 due to lower tenant income on outlet stores sold during 1993 and higher goodwill amortization expense in 1993.

The effective income tax rate was 38.4% in 1993, 36.9% in 1992 and 38.7% in 1991. The 1993 rate included the effect of the 1% increase in the United States corporate income tax rate. The 1992 rate was reduced by a $9.2 million refund of prior years' taxes.

OPERATING RESULTS BY BUSINESS GROUP
Sales in the Jeanswear business group, which includes the Wrangler, Lee, Rustler, Riders and Marithe and Francois Girbaud brands in the United States, increased by 11% in 1993 over 1992 and 53% over 1991 levels. Jeanswear operating margins increased substantially during 1992, primarily due to improvements at Lee. However, provisions for reorganization at Girbaud, after a year of reduced sales and earnings, pushed Jeanswear operating margins in 1993 below the two prior years.

The Casual/Sportswear business group consists of Bassett-Walker, Jantzen and JanSport. Industry-wide overcapacity in fleece and T-shirts in 1993 prompted a provision for the reduction of knitwear production capacity at Bassett-Walker and otherwise contributed to reduced operating results in this division. Sales and operating profit increased at Jantzen and JanSport during the three year period.

Sales at Vanity Fair, the largest division in the Intimate Apparel group, grew in each of the three years, largely due to growth of the Vassarette brand and increases in private label sales. The 1992 decline in sales in this group was due to the reclassification of Modern Globe to Casual/Sportswear. Operating margins in the Intimate Apparel group were reduced in 1993 due to manufacturing difficulties at Vanity Fair resulting from a shift in product mix. Operating margins were lower in 1991 than in 1992 as a result of cost inefficiencies related to Vanity Fair's rapid growth.

The International business group includes all international operations, presently represented by jeanswear and intimate apparel. In 1992, VF entered the intimate apparel market in Europe through the acquisitions of Valero in January and Vivesa and JBE in December. Valero accounted for a substantial portion of the 1992 sales increase in this group, and in 1993 the three intimate apparel companies represented more than half of the increase in sales from 1991. Jeanswear includes both Lee and Wrangler jeanswear operations, primarily in Europe. Jeanswear sales increased in 1993 and 1992 from higher unit volume in existing operations and the opening of new subsidiaries. Jeanswear operating profit increased significantly in 1993, returning to the 1991 level as a percent of sales. Operating profit of the International group in 1992 was lower as a percent of sales due to additional advertising costs within the jeanswear operations and the inclusion of Valero, which reported a nominal operating profit. Operating margins of the international intimate apparel companies are lower than the jeanswear companies.

Red Kap and Healthtex are the major components of the Other Apparel group. Sales have increased during the three year period at Red Kap, partly due to the late 1991 acquisition of WorkWear, and at Healthtex, which was acquired in early 1991. The primary factor in the improved operating margin in this category in 1993 versus 1992 was the substantial profit turnaround at Healthtex. The decline in the operating margin in 1992 from 1991 reflected the effects on Red Kap of a difficult economic climate within the nation's manufacturing sector.


                                VF CORPORATION
                                     -25-

CONSOLIDATED BALANCE SHEETS

In thousands                                                            January 1, 1994           January 2, 1993
- -----------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
    Cash and equivalents                                                        $151,564                  $86,320
    Accounts receivable, less allowances of $28,808
          in 1993 and $30,275 in 1992                                            511,887                  493,030
    Inventories                                                                  778,767                  742,474
    Deferred income taxes                                                         38,138                   21,788
    Other current assets                                                          19,824                   21,961
- -----------------------------------------------------------------------------------------------------------------
          Total current assets                                                 1,500,180                1,365,573

Property, Plant and Equipment                                                    712,759                  711,087
Intangible Assets                                                                575,359                  554,703
Other Assets                                                                      89,050                   81,017
- -----------------------------------------------------------------------------------------------------------------
                                                                              $2,877,348               $2,712,380
- -----------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
    Short-term borrowings                                                        $35,648                 $125,822
    Current portion of long-term debt                                            110,119                   54,195
    Accounts payable                                                             246,503                  248,592
    Accrued liabilities                                                          267,578                  255,393
- -----------------------------------------------------------------------------------------------------------------
          Total current liabilities                                              659,848                  684,002

Long-term Debt                                                                   527,573                  767,641
Other Liabilities                                                                126,978                   95,248

Redeemable Preferred Stock                                                        63,309                   63,900
Deferred Contribution to Employee Stock Ownership Plan                           (47,760)                 (52,382)
- -----------------------------------------------------------------------------------------------------------------
                                                                                  15,549                   11,518
Common Shareholders' Equity
    Common Stock, stated value $1; shares authorized 150,000,000;
          shares outstanding, 64,488,660 in 1993 and 59,519,239 in 1992           64,489                   59,519
    Additional paid-in capital                                                   543,165                  301,336
    Foreign currency translation adjustments                                     (12,865)                   4,244
    Retained earnings                                                            952,611                  788,872
- -----------------------------------------------------------------------------------------------------------------
                                                                               1,547,400                1,153,971
- -----------------------------------------------------------------------------------------------------------------
                                                                              $2,877,348               $2,712,380
- -----------------------------------------------------------------------------------------------------------------

*See notes to  consolidated financial statements.


                                 VF CORPORATION
                                      -26-

MANAGEMENT'S ANALYSIS OF FINANCIAL CONDITION
In managing its capital structure, VF balances financial leverage with equity capital to reduce its overall cost of capital, while providing the flexibility to pursue investment opportunities that may become available.

In January 1993, the Corporation sold 4.6 million shares of Common Stock. While proceeds were specifically used to repay short-term borrowings that temporarily financed the business acquisitions completed during 1992, the offering provided additional flexibility within the Corporation's overall capital structure.

It is management's goal to maintain a debt to capital ratio of less than 40%. Our debt to capital ratio was within these guidelines at the end of 1993, at 30.3%. At the end of 1992, this ratio was 44.8%. However, on a pro forma basis, assuming the equity offering had occurred as of year-end 1992, the ratio was 33.9%. Despite our goal to maintain the debt ratio below 40%, we will exceed this level if warranted by appropriate investment opportunities.

BALANCE SHEET
The increase in total assets in 1993 was less than the volume growth in our businesses. This was due to several factors, including controls over working capital, the sale of certain outlet store facilities that are now being leased, and the sale of our yarn making facilities.

Accounts receivable and inventories at the end of 1992 included those of the two newly acquired international intimate apparel companies, purchased on December 30, 1992. However, due to the date of acquisition, operating results of these new divisions were not included in the Corporation's 1992 reported numbers. Excluding the receivables of those divisions at the end of 1992, the increase in accounts receivable in 1993 was consistent with the growth in sales during the period. On a similar basis, the increase in inventories in 1993 was at a rate less than the growth in sales.

Short-term borrowings at January 2, 1993 totaled $357.7 million, which include $231.9 million classified as long-term debt due to their repayment in January 1993 from the proceeds of the sale of VF Common Stock. Short-term borrowings were further reduced by the end of 1993 by cash generated from operations during the year.

LIQUIDITY AND CASH FLOW
The Corporation maintains a relatively liquid financial position. Because the increase in working capital in 1993 over 1992 was less than the growth in sales, the current ratio improved to 2.3 to 1 in 1993 versus 2.0 to 1 in 1992.

Cash provided by operations of $294 million in 1993 was comparable to the amount in 1991 of $287 million. Cash provided in 1992 was substantially lower at $123 million due to increases in inventories and accounts receivable that were not proportionate to volume growth.

Capital expenditures in 1993 were comparable to 1992 at $209 million and $207 million, respectively. The increase in spending over the 1991 level of $111 million was required to support the capacity needs resulting from growth, particularly in the domestic jeanswear operations. Capital expenditures in 1994, which should approximate the 1993 level, are expected to be funded by operations. In addition, the Corporation's strong financial position provides substantial unused borrowing capacity to meet other investment opportunities that may arise.

Dividends totaled $1.22 per common share in 1993, compared with $1.11 in 1992 and $1.02 in 1991. The dividend payout rate was 32% in 1993, 28% in 1992 and 37% in 1991. The indicated annual dividend rate for 1994 is $1.28 per share. VF has paid dividends on its Common Stock annually since 1941 and intends to maintain a long-term payout rate of 30%.

OTHER MATTERS
The Corporation is a defendant in an action initiated in 1990 alleging infringement of a patent allegedly relating to a process, commonly called "acid wash", used in the production of certain denim garments. Similar actions have been brought against other denim apparel manufacturers. The Corporation is vigorously contesting the action and believes that it has numerous substantive defenses. No trial date has been set. Based on currently available information and the advice of counsel, management is not in a position to determine the likelihood of the outcome of the action with certainty. Notwithstanding, management believes at this time that the outcome will not have a material impact on the financial position of the Corporation.

                                 VF CORPORATION
                                      -27-

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands                                          Fiscal year ended   January 1, 1994    January 2, 1993   January 4, 1992
- -----------------------------------------------------------------------------------------------------------------------------------
Operations
  Net income                                                                      $246,415          $237,031         $161,330
  Adjustments to reconcile net income to cash
    provided by operations:
        Depreciation                                                               106,678            90,866           76,292
        Amortization of
          intangible assets                                                         19,087            17,415           14,699
        Other                                                                       (3,177)          (19,215)          (1,124)
        Changes in current assets and liabilities:
               Accounts receivable                                                 (24,094)          (95,027)         (18,342)
               Inventories                                                         (41,797)         (160,511)         (55,317)
               Accounts payable                                                        421            48,608           95,767
               Other, net                                                           (9,782)            3,893           13,867
- -----------------------------------------------------------------------------------------------------------------------------------
        Cash provided by operations                                                293,751           123,060          287,172

Investments
  Capital expenditures                                                            (209,494)         (207,202)        (110,762)
  Business acquisitions                                                            (17,629)         (133,857)         (60,806)
  Sale of outlet facilities                                                         62,000                 -                -
  Other, net                                                                        45,840             8,513           10,476
- -----------------------------------------------------------------------------------------------------------------------------------
        Cash invested                                                             (119,283)         (332,546)        (161,092)

Financing
  Increase (decrease) in short-term borrowings                                     (86,756)           55,751          (27,632)
  Proceeds from long-term debt                                                      98,557           331,900          100,325
  Payment of long-term debt                                                       (283,560)         (231,708)         (51,656)
  Sale of Common Stock                                                             232,068                 -                -
  Cash dividends paid                                                              (82,831)          (69,552)         (62,712)
  Other                                                                             13,298            47,123           15,872
- -----------------------------------------------------------------------------------------------------------------------------------
        Cash provided (used) by financing                                         (109,224)          133,514          (25,803)
- -----------------------------------------------------------------------------------------------------------------------------------
Net Change in Cash and Equivalents                                                  65,244           (75,972)         100,277
Cash and Equivalents - Beginning of Year                                            86,320           162,292           62,015
- -----------------------------------------------------------------------------------------------------------------------------------
Cash and Equivalents - End of Year                                                $151,564           $86,320         $162,292
- -----------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                 VF CORPORATION
                                      -28-

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY


                                                    Common        Additional     Foreign Currency       Retained
In thousands                                         Stock   Paid-in Capital          Translation       Earnings
- ----------------------------------------------------------------------------------------------------------------
Balance December 29, 1990                          $57,013          $222,482              $16,968       $526,663
     Net income                                          -                 -                    -        161,330
     Cash dividends:
           Common Stock                                  -                 -                    -        (58,346)
           Series B Preferred Stock                      -                 -                    -         (4,366)
     Exercise of stock options, net of shares
           surrendered                                 687            17,505                    -           (944)
     Foreign currency translation adjustments            -                 -                 (914)             -
- ----------------------------------------------------------------------------------------------------------------
Balance January 4, 1992                             57,700           239,987               16,054        624,337
     Net income                                          -                 -                    -        237,031
     Cash dividends:
           Common Stock                                  -                 -                    -        (65,217)
           Series B Preferred Stock                      -                 -                    -         (4,335)
     Exercise of stock options, net of shares
           surrendered                               1,819            61,349                    -         (2,944)
     Foreign currency translation adjustments            -                 -              (11,810)             -
- ----------------------------------------------------------------------------------------------------------------
Balance January 2, 1993                             59,519           301,336                4,244        788,872
     Net income                                          -                 -                    -        246,415
     Cash dividends:
           Common Stock                                  -                 -                    -        (78,540)
           Series B Preferred Stock                      -                 -                    -         (4,291)
     Tax benefit from Preferred Stock dividends          -                 -                    -          1,180
     Redemption of Preferred Stock                       -                 -                    -           (264)
     Sale of Common Stock                            4,600           227,468                    -              -
     Exercise of stock options, net of shares
           surrendered                                 370            14,361                    -           (761)
     Foreign currency translation adjustments,
       less deferred income taxes of $6,927              -                 -              (17,109)             -
- ----------------------------------------------------------------------------------------------------------------
Balance January 1, 1994                            $64,489          $543,165             $(12,865)      $952,611
- ----------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


                                 VF CORPORATION
                                      -29-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Corporation's principal business is designing, manufacturing and marketing high quality jeanswear, casual/sportswear, intimate apparel and other apparel. The Corporation's customers are primarily department, discount and specialty stores.

NOTE A - ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of all wholly owned subsidiaries after elimination of intercompany transactions and profits.

Inventories are stated at the lower of cost or market. Inventories stated on the last-in, first-out basis represent 32% of total 1993 and 30% of 1992 inventories. Remaining inventories are valued using the first-in, first-out method.

Property and Depreciation: Property, plant and equipment are stated at cost. Depreciation is computed principally by the straight-line method for financial reporting purposes and by accelerated methods for income tax purposes.

Intangible Assets represent the excess of costs over net tangible assets of businesses acquired, less accumulated amortization of $140.0 million and $120.9 million in 1993 and 1992. These assets are amortized on the straight-line method over five to forty years.

Income Taxes: The Corporation adopted FASB Statement No. 109, "Accounting for Income Taxes," at the beginning of 1993. Since the effect of adopting the new Statement was not significant, prior year financial statements have not been restated.

Earnings Per Share: Primary earnings per share are computed by dividing net income, after deducting preferred dividends, by the weighted average number of common shares outstanding. Fully diluted earnings per share assume the conversion of preferred stock and the exercise of stock options that have a dilutive effect.

NOTE B - ACQUISITIONS

In December 1993, the Corporation acquired the principal operating assets of Central Corsetera, S.A. for $17.6 million. During 1992, the Corporation acquired the common stock of The Valero Group (Valero), Vives Vidal, S.A. (Vivesa) and Jean Bellanger Enterprises (JBE) for an aggregate purchase price of $150.9 million. These companies manufacture and market branded intimate apparel primarily in France and Spain.

In 1991, the Corporation acquired the principal operating assets of Healthtex childrenswear, Barbizon intimate apparel and WorkWear occupational apparel for an aggregate purchase price of $60.2 million.

All acquisitions have been accounted for as purchases, and accordingly, operating results of these companies have been included in the consolidated financial statements since the dates of acquisition.

In January 1994, the Corporation acquired the common stock of H.H. Cutler Company for $154.7 million. Also in January 1994, the Corporation acquired the common stock of Nutmeg Industries, Inc. for $352.2 million. Both companies manufacture and market licensed sports apparel.

NOTE C - INVENTORIES

In thousands                               1993             1992
- ----------------------------------------------------------------
Finished products                      $486,045         $438,525
Work in process                         119,582          133,034
Materials and supplies                  173,140          170,915
- ----------------------------------------------------------------
                                       $778,767         $742,474
- ----------------------------------------------------------------

The current cost of inventories stated on the last-in, first-out method is not significantly different from their value determined under the first-in, first-out method.

NOTE D - PROPERTY, PLANT AND EQUIPMENT

In thousands                               1993             1992
- ----------------------------------------------------------------
Land                                    $40,612          $50,838
Buildings                               346,656          370,421
Machinery and equipment                 862,755          820,332
- ----------------------------------------------------------------
                                      1,250,023        1,241,591
Less accumulated depreciation           537,264          530,504
- ----------------------------------------------------------------
                                       $712,759         $711,087
- ----------------------------------------------------------------

NOTE E - ACCRUED LIABILITIES

In thousands                               1993             1992
- ----------------------------------------------------------------
Income taxes                            $41,270          $39,891
Compensation                             48,633           53,258
Insurance                                27,345           21,757
Other                                   150,330          140,487
- ----------------------------------------------------------------
                                       $267,578         $255,393
- ----------------------------------------------------------------

                                 VF CORPORATION
                                      -30-

NOTE F - LONG-TERM DEBT

In thousands                                                                  1993                   1992
- ---------------------------------------------------------------------------------------------------------
Revolving credit agreement                                                $      -               $231,900
8.86% to 8.88% notes, due 1993                                                   -                 50,000
9.40% notes, due 1996                                                      100,000                100,000
8.00% notes, due 1997                                                      100,000                100,000
9.50% notes, due 1999                                                      100,000                100,000
9.50% notes, due 2001                                                      100,000                100,000
6.63% notes, due 2003                                                      100,000                      -
9.25% debentures, due 2022                                                 100,000                100,000
Capital leases and other                                                    37,692                 39,936
- ---------------------------------------------------------------------------------------------------------
                                                                           637,692                821,836
Less current portion                                                       110,119                 54,195
- ---------------------------------------------------------------------------------------------------------
                                                                          $527,573               $767,641
- ---------------------------------------------------------------------------------------------------------

The scheduled payments of long-term debt are $2.6 million in 1995, $102.2 million in 1996, $1.8 million in 1997 and $.7 million in 1998. The 1997 notes were called for redemption in January 1994 and, accordingly, are classified as a current obligation. The Corporation paid interest of $70.3 million in 1993, $68.1 million in 1992 and $65.2 million in 1991.

The Corporation maintains unsecured revolving credit agreements with banks totaling $750 million, which support commercial paper borrowings and are otherwise available for general corporate purposes. One of these agreements, which provides $250 million of the total available credit, requires a commitment fee of .125% and expires in October 1994 with a one year term loan option. The agreement that provides the remaining $500 million of credit requires an .18% fee on the unused portion and extends to October 1997. At January 1, 1994, there were no borrowings under these agreements. Borrowings at the end of 1992 totaled $320.0 million, which were reduced by $231.9 million in January 1993 with proceeds from the sale of VF Common Stock.

The fair value of the Corporation's long-term debt exceeded its recorded amount by $51.8 million at January 1, 1994 and by $38.0 million at January 2, 1993. The fair value of the Corporation's short-term borrowings approximates its recorded amount. Fair value is based on quoted market prices or values of comparable borrowings.

NOTE G - OTHER LIABILITIES

In thousands                                                                  1993                   1992
- ---------------------------------------------------------------------------------------------------------
Deferred income taxes                                                      $60,446                $51,505
Deferred compensation                                                       30,782                 18,970
Other                                                                       35,750                 24,773
- ---------------------------------------------------------------------------------------------------------
                                                                          $126,978                $95,248
- ---------------------------------------------------------------------------------------------------------

NOTE H - BENEFIT PLANS

The Corporation sponsors a noncontributory defined benefit pension plan covering substantially all full-time domestic employees. Benefits are based on employees' compensation and years of service. The Corporation annually contributes amounts, as determined by an actuary, that provide the plan with sufficient assets to meet future benefit payments. Plan assets consist principally of common stocks, corporate obligations and U.S. government obligations.

The effect of the defined benefit plan on income is as follows:

In thousands                                                 1993                1992                1991
- ---------------------------------------------------------------------------------------------------------
Service cost-benefits earned during the year              $10,337              $8,568              $8,343
Interest cost on projected benefit obligation              22,148              18,934              16,750
Actual return on plan assets                              (34,895)            (19,646)            (42,530)
Net amortization and deferral                              12,574              (1,884)             23,448
- ---------------------------------------------------------------------------------------------------------
Pension expense                                           $10,164              $5,972              $6,011
- ---------------------------------------------------------------------------------------------------------

The funded status of the defined benefit plan is as follows:

In thousands                                                                     1993                1992
- ---------------------------------------------------------------------------------------------------------
Present value of vested benefits                                             $265,457            $203,763
- ---------------------------------------------------------------------------------------------------------
Present value of accumulated benefits                                        $285,390            $217,087
- ---------------------------------------------------------------------------------------------------------
Plan assets at fair value                                                    $289,324            $254,191
Present value of projected benefits                                           332,656             241,514
- ---------------------------------------------------------------------------------------------------------
Funded status                                                                 (43,332)             12,677
Unrecognized net loss                                                          42,147                 978
Unrecognized net asset                                                        (20,580)            (24,958)
Unrecognized prior service cost                                                33,169              19,371
- ---------------------------------------------------------------------------------------------------------
Pension asset recorded in Other Assets                                        $11,404              $8,068
- ---------------------------------------------------------------------------------------------------------

The projected benefit obligation was determined using an assumed discount rate of 7.5% in 1993 and 9.0% in 1992 and 1991. The assumption for compensation increases was 5.0% in 1993 and 5.5% in 1992 and 1991, and for return on plan assets was 8.75% in 1993 and 1992 and 8.5% in 1991.

The Corporation also sponsors an Employee Stock Ownership Plan (ESOP) as part of a 401(k) savings plan covering most domestic salaried employees. Contributions made by the Corporation to the 401(k) plan are based on a specified percentage of employee contributions. Cash contributions by the Corporation were $4.5 million in 1993, $4.0 million in 1992 and $4.1 million in 1991. Plan expense was $6.0 million for 1993 and 1992 and $6.5 million for 1991, after giving effect to tax-deductible dividends on the Series B Preferred Stock of $4.3 million in 1993 and 1992 and $4.4 million in 1991. In accordance with FASB Statement No. 109, tax benefits on ESOP dividends are credited to retained earnings beginning in 1993.

                                 VF CORPORATION
                                      -31-

NOTE I - CAPITAL

Common shares outstanding are net of shares held in treasury of 1,769,131 in 1993, 1,766,832 in 1992 and 1,702,891 in 1991. In January 1993, the Corporation
issued 4,600,000 shares of Common Stock in a public offering. The net proceeds were used to repay borrowings incurred to purchase Valero, Vivesa and JBE. (See Note B.)

There are 25,000,000 authorized shares of Preferred Stock, $1 par value. As of January 1, 1994, 2,000,000 shares are designated as Series A Preferred Stock, of which none have been issued. In addition, 2,105,263 shares are designated as 6.75% Series B Preferred Stock, which were purchased by the ESOP.

There were 2,050,491 shares of Series B Preferred Stock outstanding at January 1, 1994, 2,069,965 shares outstanding at January 2, 1993 and 2,090,597 shares at January 4, 1992, after share redemptions.

Each outstanding share of Common Stock has one preferred stock purchase right attached. The rights become exercisable ten days after an outside party acquires, or makes an offer for, 20% or more of the Common Stock. Each right entitles its holder to buy 1/100 share of Series A Preferred Stock for $100. Once exercisable, if the Corporation is involved in a merger or other business combination or an outside party acquires 20% or more of the Common Stock, each right will be modified to entitle its holder (other than the acquiror) to purchase common stock of the acquiring company or, in certain circumstances, VF Common Stock having a market value of twice the exercise price of the right. In some circumstances, rights other than those held by an acquiror may be exchanged for one share of VF Common Stock or 1/100 share of Series A Preferred Stock. The rights, which expire on January 13, 1998, may be redeemed at $.01 per right prior to their becoming exercisable.

NOTE J - REDEEMABLE PREFERRED STOCK

Each share of Series B Preferred Stock has a redemption value of $30.88 plus cumulative accrued dividends, is convertible into 8/10 share of Common Stock and is entitled to one vote per share along with the Common Stock. The trustee for the ESOP may convert the preferred shares to Common Stock at any time or may cause the Corporation to redeem the preferred shares under certain circumstances. The Series B Preferred Stock also has preference in liquidation over all other stock issues.

The ESOP's purchase of the preferred shares was funded by a loan of $65.0 million from the Corporation that bears interest at 9.8% and is payable in increasing installments through 2004. Interest related to this loan was $5.7 million in 1993, $6.0 million in 1992 and $6.2 million in 1991. Principal and interest obligations on the loan are satisfied as the Corporation makes contributions to the savings plan and dividends are paid on the Preferred Stock. As principal payments are made on the loan, shares of Preferred Stock are allocated to participating employees' accounts within the ESOP.

The fair value of the Series B Preferred Stock at January 1, 1994, based on a valuation by an independent financial consulting firm, exceeds its recorded amount by $12.4 million.

NOTE K - STOCK OPTIONS

The Corporation has granted nonqualified and incentive stock options under two stock option plans at prices not less than fair market value on the date of grant. Options become exercisable one year after the date of grant and expire ten years after the date of grant unless otherwise specified by the Board of Directors.

Changes in the status of the stock option plans are summarized as follows:

                                                          Shares            Shares
                                                           Under         Available
                                                          Option        for Option
- ----------------------------------------------------------------------------------
Balance January 2, 1993                                3,594,111            56,346
Options granted                                           47,275           (47,275)
Options exercised at $13.03 to $35.90 per
  share                                                 (366,720)                -
Options cancelled                                        (88,271)           88,271
- ----------------------------------------------------------------------------------
Balance January 1, 1994                                3,186,395            97,342
- ----------------------------------------------------------------------------------
Options exercisable at January 1, 1994 at
  $13.03 to $57.20 per share                           3,153,395
- ----------------------------------------------------------------------------------

In December 1993, the Board of Directors adopted an amendment to the 1991 stock option plan, subject to shareholder approval at the April 1994 Annual Meeting, that would increase the number of shares available for future option grants by three million shares. As of January 1, 1994, there are an additional 981,896 options that have been granted at $45.20 per share, subject to shareholder approval of the increase in available shares.

                                 VF CORPORATION
                                      -32-

NOTE L - INCOME TAXES

The provision for income taxes is computed based on the following amounts of income before income taxes:

In thousands                                                                  1993                   1992                    1991
- ---------------------------------------------------------------------------------------------------------------------------------
Domestic                                                                  $356,109               $363,732                $235,991
Foreign                                                                     43,878                 12,041                  27,206
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                          $399,987               $375,773                $263,197
- ---------------------------------------------------------------------------------------------------------------------------------

The provision for income taxes consists of:

In thousands                                                                  1993                   1992                    1991
- ---------------------------------------------------------------------------------------------------------------------------------
Current:
     Federal                                                              $125,966               $111,501                 $86,506
     Foreign                                                                17,863                 17,404                   9,886
     State                                                                  13,806                 15,973                  11,760
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                           157,635                144,878                 108,152
Deferred, primarily federal                                                 (4,063)                (6,136)                 (6,285)
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                          $153,572               $138,742                $101,867
- ---------------------------------------------------------------------------------------------------------------------------------

The reasons for the difference between income taxes computed by applying the statutory federal income tax rate and income tax expense in the financial statements are as follows:

In thousands                                                                  1993                   1992                    1991
- ---------------------------------------------------------------------------------------------------------------------------------
Tax at federal statutory rate                                             $139,995               $127,763                 $89,487
State income taxes, net of federal tax benefit                               8,974                 10,542                   7,762
Amortization of intangible assets                                            4,234                  4,781                   4,069
Tax refund                                                                       -                 (9,208)                      -
Other, net                                                                     369                  4,864                     549
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                          $153,572               $138,742                $101,867
- ---------------------------------------------------------------------------------------------------------------------------------

Deferred income tax liabilities and assets consist of the following:

In thousands                                                                                                                 1993
- ---------------------------------------------------------------------------------------------------------------------------------
Depreciation                                                                                                              $62,731
Inventories                                                                                                                22,141
Unremitted foreign earnings                                                                                                16,341
Other                                                                                                                       7,317
- ---------------------------------------------------------------------------------------------------------------------------------
Deferred income tax liabilities                                                                                          $108,530
- ---------------------------------------------------------------------------------------------------------------------------------
Employee benefits                                                                                                         $21,699
Other accrued expenses                                                                                                     44,872
Inventories                                                                                                                14,278
Operating loss carryforwards                                                                                               10,135
Foreign currency translation                                                                                                6,927
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           97,911
Valuation allowance                                                                                                        (6,733)
- ---------------------------------------------------------------------------------------------------------------------------------
Deferred income tax assets                                                                                                $91,178
- ---------------------------------------------------------------------------------------------------------------------------------

Income taxes paid were $152.1 million in 1993, $145.0 million in 1992 and $94.0 million in 1991. Interest income in 1993 includes $24.4 million and in 1992 includes $8.3 million relating to settlements of tax examinations of acquired companies.

NOTE M - LEASES

The Corporation leases certain facilities and equipment under noncancelable operating leases. Rental expense was $46.9 million in 1993, $30.2 million in 1992 and $24.6 million in 1991. Future minimum lease payments are $43.2 million, $37.2 million, $28.3 million, $19.9 million and $16.8 million for the years 1994 through 1998 and $64.9 million thereafter.

NOTE N - OPERATIONS BY GEOGRAPHIC AREA

In thousands                                                                  1993                   1992                    1991
- ---------------------------------------------------------------------------------------------------------------------------------
Net sales:
     United States                                                      $3,678,577             $3,404,171              $2,679,909
     Foreign                                                               641,827                420,278                 272,524
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                        $4,320,404             $3,824,449              $2,952,433
- ---------------------------------------------------------------------------------------------------------------------------------
Operating profit:
     United States                                                        $399,001               $426,348                $295,921
     Foreign                                                                70,891                 34,253                  35,937
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                           469,892                460,601                 331,858

Corporate expenses                                                         (38,083)               (31,221)                (27,804)
Interest, net                                                              (37,387)               (53,615)                (55,155)
Other income, net                                                            5,565                      8                  14,298
- ---------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                $399,987               $375,773                $263,197
- ---------------------------------------------------------------------------------------------------------------------------------
Identifiable assets:
     United States                                                      $2,178,754             $2,122,334              $1,769,253
     Foreign                                                               562,053                503,324                 167,438
     Corporate                                                             136,541                 86,722                 190,222
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                        $2,877,348             $2,712,380              $2,126,913
- ---------------------------------------------------------------------------------------------------------------------------------

Foreign operations are conducted primarily in Europe. Foreign operations located elsewhere are not significant. Corporate assets consist primarily of cash and cash equivalents.

                                 VF CORPORATION
                                      -33-

FINANCIAL SUMMARY




In thousands, except
per share amounts                         1993               1992             1991              1990
- ----------------------------------------------------------------------------------------------------
Summary of Operations
Net sales                           $4,320,404         $3,824,449       $2,952,433        $2,612,613
Cost of products sold                2,974,861          2,603,726        2,039,787         1,874,590
- ----------------------------------------------------------------------------------------------------
Gross profit                         1,345,543          1,220,723          912,646           738,023
Marketing, administrative and
  general expenses                     913,734            791,343          608,592           530,770
- ----------------------------------------------------------------------------------------------------
Operating income                       431,809            429,380          304,054           207,253
Interest, net                          (37,387)           (53,615)         (55,155)          (64,938)
Miscellaneous, net                       5,565                  8           14,298               769
- ----------------------------------------------------------------------------------------------------
Income before income taxes             399,987            375,773          263,197           143,084
Income taxes                           153,572            138,742          101,867            61,960
- ----------------------------------------------------------------------------------------------------
Net income                            $246,415           $237,031         $161,330           $81,124
- ----------------------------------------------------------------------------------------------------
Per share of Common Stock 1
     Earnings-primary                    $3.80              $3.97            $2.75             $1.35
     Dividends                            1.22               1.11             1.02              1.00
Average number of common
     shares outstanding                 64,011             58,608           57,152            57,122
Net income as % of average
     common shareholders'
     equity                               16.9%              23.0%            18.8%              9.9%
Net income as % of average
     total assets                          8.5%               9.7%             8.0%              4.1%
- ----------------------------------------------------------------------------------------------------
Financial Position
Accounts receivable, net              $511,887           $493,030         $333,073          $301,032
Inventories                            778,767            742,474          537,027           436,657
Total current assets                 1,500,180          1,365,573        1,071,109           824,249
Property, plant and equipment,
        net                            712,759            711,087          577,019           537,178
Total assets                         2,877,348          2,712,380        2,126,913         1,852,829
Total current liabilities              659,848            684,002          510,776           351,462
Long-term debt                         527,573            767,641          583,209           585,142
Common shareholders' equity          1,547,400          1,153,971          938,078           823,126
- ----------------------------------------------------------------------------------------------------
Other Statistics
Working capital                       $840,332           $681,571         $560,333          $472,787
Current ratio                              2.3                2.0              2.1               2.3
Total debt to capital ratio 2             30.3%              44.8%            42.2%             44.9%
Dividends                              $82,831            $69,552          $62,712           $61,133
Purchase of Common Stock                                                                      29,950
Income retained in the business        163,584            167,479           98,618            (9,959)
Capital expenditures
     (excluding acquisitions)          209,494            207,202          110,762           110,143
Depreciation and amortization          125,765            108,281           90,991            97,850
- ----------------------------------------------------------------------------------------------------
Market Data
Market price range 1            $56 1/2-39 1/2     $57 1/2-38 1/2   $41 1/2-17 5/8    $34 1/4-11 5/8
Book value per common share 1            23.99              19.39            16.26             14.44
Price earnings ratio-high-low        14.9-10.4           14.5-9.7         15.1-6.4          25.4-8.6
Rate of payout 3                          32.1%              28.0%            37.1%             74.1%
- ----------------------------------------------------------------------------------------------------

1 Per share computations and market price ranges have been adjusted to reflect two-for-one stock splits in April 1986 and December 1983.

2 Capital is defined as common shareholders' equity plus short- and long-term debt.

3  Dividends per share divided by earnings per share.

                                 VF CORPORATION
                                      -34-

          1989              1988             1987              1986              1985             1984              1983
- ------------------------------------------------------------------------------------------------------------------------
    $2,532,711        $2,516,107       $2,573,762        $1,544,574        $1,481,182       $1,167,356        $1,100,956
     1,753,476         1,751,577        1,758,773         1,002,856           951,368          742,959           707,931
- ------------------------------------------------------------------------------------------------------------------------
       779,235           764,530          814,989           541,718           529,814          424,397           393,025
       466,371           459,929          456,383           278,175           239,825          191,589           177,535
- ------------------------------------------------------------------------------------------------------------------------
       312,864           304,601          358,606           263,543           289,989          232,808           215,490
       (38,908)          (38,232)         (50,631)          (18,319)          (19,338)           1,875             4,607
         9,789             8,561            5,770             4,219             1,466            5,948             5,704
- ------------------------------------------------------------------------------------------------------------------------
       283,745           274,930          313,745           249,443           272,117          240,631           225,801
       107,734           101,270          134,051           112,985           132,700          115,885           106,400
- ------------------------------------------------------------------------------------------------------------------------
      $176,011          $173,660         $179,694          $136,458          $139,417         $124,746          $119,401
- ------------------------------------------------------------------------------------------------------------------------
         $2.72             $2.55            $2.65             $2.16             $2.25            $1.96             $1.82
           .91               .85              .75               .66               .58              .52               .43
        64,803            68,165           67,793            63,068            61,963           63,706            65,584
          17.4%             16.8%            19.8%             21.5%             28.4%            29.8%             33.9%
           9.3%              9.1%             9.4%             12.3%             16.2%            19.7%             23.1%
- ------------------------------------------------------------------------------------------------------------------------
      $319,981          $266,399         $285,370          $267,368          $148,423         $135,750          $102,912
       507,451           422,801          493,024           465,988           208,745          175,812           154,183
       873,532           786,466          912,038           877,064           436,804          378,017           401,121
       513,927           482,248          507,106           488,898           315,538          304,067           157,784
     1,889,764         1,759,862        1,925,656         1,897,782           860,193          807,675           567,161
       325,057           231,024          463,993           452,876           145,052          188,774           102,953
       637,549           302,348          322,888           437,558           124,280          153,294            44,351
       819,777         1,095,383          980,591           831,249           554,223          441,370           399,911
- ------------------------------------------------------------------------------------------------------------------------
      $548,475          $555,442         $448,045          $424,188          $291,752         $189,243          $298,168
           2.7               3.4              2.0               1.9               3.0              2.0               3.9
          47.3%             22.9%            35.7%             45.4%             23.1%            34.1%             13.0%
       $57,313           $57,958          $50,862           $42,124           $36,026          $32,607           $27,881
       395,213                                                                                  47,940
      (276,515)          115,702          128,832            94,334           103,391           44,199            91,520
       125,294            64,137           90,817            60,775            53,142           30,714            59,643
        91,029            88,934           89,689            54,966            50,075           26,842            20,091
- ------------------------------------------------------------------------------------------------------------------------
$38 3/8-27 3/4    $33 7/8-24 3/4       $48 1/4-22            $36-24            $27-13   $16 1/4-10 7/8     $20 5/8-9 1/8
         14.14             16.05            14.43             12.30              8.91             7.14              6.09
     14.1-10.2          13.3-9.7         18.2-8.3         16.7-11.1          12.0-5.8          8.3-5.5          11.4-5.0
          33.5%             33.3%            28.3%             30.6%             25.8%            26.3%             23.4%
- ------------------------------------------------------------------------------------------------------------------------

                                VF CORPORATION
                                     -35-

INVESTOR INFORMATION

Common Stock
Listed on the New York Stock Exchange and Pacific Stock Exchange-Trading symbol VFC

Shareholders of Record
As of February 1, 1994, there were 8,229 shareholders of record.

Dividend Policy
Quarterly dividends on VF Corporation Common Stock, when declared, are usually paid on or about the 20th day of March, June, September and December.

Dividend Reinvestment Plan
The Plan is offered to shareholders by First Chicago Trust Company of New York. The Plan provides for automatic dividend reinvestment and voluntary cash contributions for the purchase of additional shares of VF Corporation Common Stock. Questions concerning general Plan information should be directed to the Office of the Vice President/Secretary of VF Corporation.

Dividend Direct Deposit
Shareholders may have their dividends deposited into their savings or checking account at any bank that is a member of the Automated Clearing House (ACH) system. A brochure describing this service may be obtained by contacting First Chicago or VF Corporation.

Quarterly Common Stock Price Information
The high and low sales prices for the periods indicated were as follows:

                              1993                1992                1991
- ----------------------------------------------------------------------------------
                         High      Low       High      Low       High      Low
- ----------------------------------------------------------------------------------
First quarter            $56 1/2   $44 3/4   $46 7/8   $38 1/2   $27       $17 5/8
Second quarter            51 3/4    45 3/4    47 7/8    40 1/2    31 7/8    25
Third quarter             47 1/4    40 3/8    50 1/4    43        35 3/8    28
Fourth quarter            46 1/4    39 1/2    57 1/2    45 1/8    41 1/2    33 1/2
- ----------------------------------------------------------------------------------













                                      -36-