Form 10-K405, Exhibit 13
V F CORP /PA/
filed 1995-03-30
CIK 103379

VF CORPORATION QUARTERLY RESULTS OF OPERATIONS

In thousands,                                                                          Earnings Per Common Share    Dividends Per
except per share amounts      Net Sales      Gross Profit       Net Income          Primary        Fully Diluted     Common Share
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
1994
FIRST QUARTER                $1,123,035        $  362,612         $ 52,898            $ .81                $ .79            $ .32
SECOND QUARTER                1,186,324           380,175           58,916              .90                  .88              .32
THIRD QUARTER                 1,373,037           442,077           87,804             1.34                 1.31              .32
FOURTH QUARTER                1,289,317           399,554           74,918             1.15                 1.12              .34
---------------------------------------------------------------------------------------------------------------------------------
                             $4,971,713        $1,584,418         $274,536            $4.20                $4.10            $1.30
=================================================================================================================================
1993
First Quarter                $1,016,644        $  323,226         $ 52,729            $ .83                $ .81            $ .30
Second Quarter                1,053,411           327,546           55,731              .85                  .83              .30
Third Quarter                 1,152,842           355,044           76,815*            1.18*                1.15*             .30
Fourth Quarter                1,097,507           339,727           61,140              .94                  .92              .32
---------------------------------------------------------------------------------------------------------------------------------
                             $4,320,404        $1,345,543         $246,415            $3.80                $3.71            $1.22
=================================================================================================================================
1992
First Quarter                $  817,592        $  261,770         $ 43,692            $ .73                $ .71            $ .27
Second Quarter                  852,544           269,203           46,202              .77                  .75              .27
Third Quarter                 1,125,294           368,215           76,556             1.29                 1.25              .27
Fourth Quarter                1,029,019           321,535           70,581**           1.18**               1.14**            .30
---------------------------------------------------------------------------------------------------------------------------------
                             $3,824,449        $1,220,723         $237,031            $3.97                $3.85            $1.11
=================================================================================================================================

* Interest income relating to settlement of income tax examinations increased net income by $15.1 million ($.24 per share).

** A refund of prior years' income taxes and related interest income increased net income by $14.4 million ($.24 per share), and recognition of cumulative postretirement benefits reduced net income by $4.1 million ($.07 per share).

[GRAPH]

VF CORPORATION CONSOLIDATED STATEMENTS OF INCOME

In thousands, except per share amounts       Fiscal year ended       DECEMBER 31, 1994     January 1, 1994     January 2, 1993
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
NET SALES                                                                  $4,971,713          $4,320,404          $3,824,449
COSTS AND OPERATING EXPENSES
  Cost of products sold                                                     3,387,295           2,974,861           2,603,726
  Marketing, administrative and general expenses                            1,045,615             913,734             791,343
-----------------------------------------------------------------------------------------------------------------------------
                                                                            4,432,910           3,888,595           3,395,069
-----------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                              538,803             431,809             429,380
OTHER INCOME (EXPENSE)
  Interest income                                                               9,296              35,284              17,453
  Interest expense                                                            (80,280)            (72,671)            (71,068)
  Miscellaneous, net                                                          (12,158)              5,565                   8
-----------------------------------------------------------------------------------------------------------------------------
                                                                              (83,142)            (31,822)            (53,607)
-----------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                    455,661             399,987             375,773
INCOME TAXES                                                                  181,125             153,572             138,742
-----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                 $  274,536          $  246,415          $  237,031
=============================================================================================================================
EARNINGS PER COMMON SHARE
  Primary                                                                  $     4.20          $     3.80          $     3.97
  Fully diluted                                                                  4.10                3.71                3.85
CASH DIVIDENDS PER COMMON SHARE                                            $     1.30          $     1.22          $     1.11
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                                    64,620              64,011              58,608
=============================================================================================================================

See notes to consolidated financial statements.


VF CORPORATION SALES AND OPERATING PROFIT BY BUSINESS GROUP (UNAUDITED)

In thousands               Fiscal year ended  DECEMBER 31, 1994  January 1, 1994  January 2, 1993
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
NET SALES
  Jeanswear                                          $2,547,131       $2,418,533      $2,155,212
  Decorated Knitwear                                    623,272          392,002         443,970
  Intimate Apparel                                      724,462          668,995         505,210
  Playwear                                              367,508          196,245         152,810
  Specialty Apparel                                     709,340          644,629         567,247
------------------------------------------------------------------------------------------------
                                                     $4,971,713       $4,320,404      $3,824,449
------------------------------------------------------------------------------------------------
OPERATING PROFIT
  Jeanswear                                          $  372,392       $  310,165      $  300,256
  Decorated Knitwear                                     32,423            3,853          38,326
  Intimate Apparel                                       60,347           57,318          53,534
  Playwear                                               36,457           18,344           2,819
  Specialty Apparel                                      75,851           80,212          65,666
------------------------------------------------------------------------------------------------
                                                        577,470          469,892         460,601

CORPORATE EXPENSES                                      (38,667)         (38,083)        (31,221)
INTEREST, NET                                           (70,984)         (37,387)        (53,615)
MISCELLANEOUS, NET                                      (12,158)           5,565               8
------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                           $  455,661       $  399,987      $  375,773
================================================================================================

VF CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS
OF OPERATIONS AND FINANCIAL CONDITION

ANALYSIS OF OPERATIONS

Net sales in 1994 were up 15% over 1993 and 30% over 1992. Excluding acquisitions, the sales increases were 7% and 17%, respectively. The sales increases within existing divisions resulted primarily from unit volume growth.

Gross margins were 31.9% of sales in 1994, compared with 31.1% in 1993 and 31.9% in 1992. The increase in 1994 over 1993 is due to higher margins in the Jeanswear business group resulting from manufacturing efficiencies. In addition, 1993 was lower than normal due to a provision for capacity reduction in knitwear and significantly reduced margins at Girbaud.

Marketing and administrative expenses were 21.0% of sales in 1994, compared with 21.1% and 20.7% in 1993 and 1992, respectively. The inclusion of the newly acquired international intimate apparel divisions in 1993, which have historically maintained higher operating expense levels, accounted for the increase in 1993 and 1994.

[GRAPH]

Interest expense increased in 1994 due to higher borrowings incurred to fund the acquisitions of H.H. Cutler Company (Cutler) and Nutmeg Industries, Inc. (Nutmeg) in January 1994. Interest income was lower in 1994, as 1993 included $24.4 million and 1992 included $8.3 million related to refunds of previous years' income taxes.

The change in miscellaneous (net) in 1994 resulted primarily from higher goodwill amortization expense related to the 1994 acquisitions of Cutler and Nutmeg. Miscellaneous in 1992 was reduced by a $6.6 million provision representing the cumulative charge for postretirement benefits under Financial Accounting Standards No. 106.

The effective income tax rate was 39.7% in 1994, 38.4% in 1993 and 36.9% in 1992. Income tax expense was higher in 1994 because of additional nondeductible goodwill amortization arising from the 1994 acquisitions. Income tax expense in 1994 and 1993 included the effect of the 1% increase in the United States corporate income tax rate and in 1992 was reduced by a $9.2 million refund of prior years' taxes.

OPERATING RESULTS BY BUSINESS GROUP

The Jeanswear business group includes the Lee and Wrangler divisions in the United States and in international markets. Also included is the Girbaud division, which designs and markets licensed products in the United States under the Marithe & Francois Girbaud(R) label. Total Jeanswear sales in 1994 increased by 5% over 1993 and 18% over 1992 levels, with international growth at a more rapid rate than in the United States. Operating margins of Wrangler and Lee improved during this period due to increased manufacturing efficiencies and reduced use of outside contractors. Sales and profits at Girbaud, however, have declined in the last two years due to consumer resistance to premium-priced jeans.

The Decorated Knitwear business group consists of Bassett-Walker, JanSport imprinted apparel and, with their acquisitions in 1994, Cutler sports apparel and Nutmeg. The 1994 sales increase was due to the additions of Cutler and Nutmeg. The 1994 profit increase resulted from profits at Cutler and Nutmeg and increased profits at Bassett-Walker, representing a recovery from industry conditions in 1993 characterized by overcapacity and related pricing weakness. In addition, 1993 operating results for this group included a $15.0 million provision for reduction of knitwear production capacity at Bassett-Walker.

The Intimate Apparel business group includes the operations of Vanity Fair Mills domestically and the intimate apparel divisions in Europe. Sales of the business group increased during 1994 and 1993 due to

VF CORPORATION CONSOLIDATED BALANCE SHEETS

In thousands                                                                  DECEMBER 31, 1994  January 1, 1994
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ...
ASSETS
CURRENT ASSETS
    Cash and equivalents                                                             $   59,742       $  151,564
    Accounts receivable, less allowances of
      $32,794 in 1994 and $28,808 in 1993                                               613,337          511,887
    Inventories                                                                         801,338          778,767
    Deferred income taxes                                                                48,388           38,138
    Other current assets                                                                 28,361           19,824
----------------------------------------------------------------------------------------------------------------
       Total current assets                                                           1,551,166        1,500,180

PROPERTY, PLANT AND EQUIPMENT                                                           767,011          712,759
INTANGIBLE ASSETS                                                                       911,285          575,359
OTHER ASSETS                                                                            106,146           89,050
----------------------------------------------------------------------------------------------------------------
                                                                                     $3,335,608       $2,877,348
================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Short-term borrowings                                                            $  321,161       $   35,648
    Current portion of long-term debt                                                     2,773          110,119
    Accounts payable                                                                    291,088          246,503
    Accrued liabilities                                                                 297,310          267,578
----------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                        912,332          659,848

LONG-TERM DEBT                                                                          516,700          527,573
OTHER LIABILITIES                                                                       152,871          126,978

REDEEMABLE PREFERRED STOCK                                                               62,195           63,309
DEFERRED CONTRIBUTIONS TO EMPLOYEE STOCK OWNERSHIP PLAN                                 (42,499)         (47,760)
----------------------------------------------------------------------------------------------------------------
                                                                                         19,696           15,549
COMMON SHAREHOLDERS' EQUITY
    Common Stock, stated value $1;  shares authorized 150,000,000;  shares
      outstanding, 64,164,524 in 1994 and 64,488,660 in 1993                              64,165          64,489
    Additional paid-in capital                                                           552,927         543,165
    Foreign currency translation                                                           4,557         (12,865)
    Retained earnings                                                                  1,112,360         952,611
----------------------------------------------------------------------------------------------------------------
                                                                                       1,734,009       1,547,400
----------------------------------------------------------------------------------------------------------------
                                                                                      $3,335,608      $2,877,348
================================================================================================================

See notes to consolidated financial statements.

VF CORPORATION

growth at Vanity Fair, particularly with the Vassarette brand and private label sales, and from the European companies acquired during 1992. Operating margins have declined due to higher marketing and other expenses in the European companies.

The Playwear business group consists of Healthtex, the Cutler playwear and sleepwear operations and the preschool sizes of Lee and Wrangler. Growth in playwear sales and profits over the three year period resulted from the acquisition of Cutler in 1994 as well as growth within existing companies.

Red Kap, Jantzen and the equipment division of JanSport are the larger components of the Specialty Apparel group. Sales and profits expanded at each company in both 1994 and 1993, with the exception of Jantzen which in 1994 incurred a restructuring charge to discontinue its men's sportswear and sweater businesses.

ANALYSIS OF FINANCIAL CONDITION

In managing its capital structure, VF balances financial leverage with equity to reduce its overall cost of capital, while providing the flexibility to pursue investment opportunities that may become available.

In January 1993, the Company sold 4.6 million shares of Common Stock. While proceeds were specifically used to repay short-term borrowings that temporarily financed the business acquisitions completed during 1992, the offering provided additional flexibility within the Company's overall capital structure.

[GRAPH]

It is management's goal to maintain a debt to total capital ratio of less than 40%. Our debt to total capital ratio was within these guidelines: 32.7% at the end of 1994 and 30.3% at the end of 1993. Despite our stated goal, we will exceed this level if warranted by appropriate investment opportunities.

[GRAPH]

BALANCE SHEETS

The increase in total assets in 1994 was mostly due to intangible assets related to the acquisitions of Cutler and Nutmeg. Also showing increases were two key components of working capital: accounts receivable and inventories.

Accounts receivable increased due to the 1994 acquisitions, somewhat slower collections and extended terms at international locations. The increase in inventories resulted from the 1994 acquisitions. However, inventories of divisions other than those acquired in 1994 declined from prior year levels despite sales increases.

Short-term borrowings increased in 1994, primarily to finance the acquisitions of Cutler and Nutmeg, and long-term debt was reduced by $118 million.

The Company enters into foreign currency forward contracts to minimize the effect of fluctuating foreign currencies on cash flows from its foreign operations. Such contracts are not material.

VF CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands                                 Fiscal year ended      DECEMBER 31, 1994  January 1, 1994  January 2, 1993
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
OPERATIONS
   Net income                                                               $ 274,536       $ 246,415         $ 237,031
   Adjustments to reconcile net income
      to cash provided by operations:
      Depreciation                                                            126,902         106,678            90,866
      Amortization of intangible assets                                        31,609          19,087            17,415
      Other, net                                                               (4,973)         (3,177)          (19,215)
      Changes in current assets and liabilities:
         Accounts receivable                                                  (45,519)        (24,094)          (95,027)
         Inventories                                                           72,061         (41,797)         (160,511)
         Accounts payable                                                      14,559             421            48,608
         Other, net                                                            10,226          (9,782)            3,893
-----------------------------------------------------------------------------------------------------------------------
      Cash provided by operations                                             479,401         293,751           123,060

INVESTMENTS
   Capital expenditures                                                      (132,908)       (209,494)         (207,202)
   Business acquisitions                                                     (494,751)        (17,629)         (133,857)
   Sale of outlet facilities                                                        -          62,000                 -
   Other, net                                                                   1,053          45,840             8,513
-----------------------------------------------------------------------------------------------------------------------
      Cash invested                                                          (626,606)       (119,283)         (332,546)

FINANCING
   Increase (decrease) in short-term borrowings                               282,739         (86,756)           55,751
   Proceeds from long-term debt                                                99,207          98,557           331,900
   Payment of long-term debt                                                 (222,718)       (283,560)         (231,708)
   Sale of Common Stock                                                             -         232,068                 -
   Purchase of Common Stock                                                   (27,878)              -                 -
   Cash dividends paid                                                        (88,223)        (82,831)          (69,552)
   Other, net                                                                  12,256          13,298            47,123
-----------------------------------------------------------------------------------------------------------------------
      Cash provided (used) by financing                                        55,383        (109,224)          133,514
-----------------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND EQUIVALENTS                                            (91,822)         65,244           (75,972)
CASH AND EQUIVALENTS - BEGINNING OF YEAR                                      151,564          86,320           162,292
-----------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS - END OF YEAR                                          $  59,742       $ 151,564         $  86,320
=======================================================================================================================

VF CORPORATION

LIQUIDITY AND CASH FLOW

Working capital declined in 1994 primarily due to short-term borrowings incurred to finance the acquisitions of Cutler and Nutmeg. Accordingly, the current ratio declined from 2.3 to 1 in 1993 to 1.7 to 1 in 1994.

Cash provided by operations of $479 million in 1994 was significantly higher than prior years due to higher net income and reduced working capital requirements.

[GRAPH]

Capital expenditures were $133 million in 1994. The higher spending level of the prior two years supported the growth reported during 1994. However, due to continued growth expectations, capital expenditures should increase in 1995 and are expected to be funded by cash flows from operations. In addition, the Company's strong financial position provides substantial unused borrowing capacity to meet other investment opportunities that may arise.

The Company purchased 588,000 shares of its Common Stock during 1994 in open market transactions pursuant to an authorization from the Board of Directors to purchase up to three million shares.

[GRAPH]

Dividends totaled $1.30 per common share in 1994, compared with $1.22 in 1993 and $1.11 in 1992. The dividend payout rate was 31% in 1994, 32% in 1993 and 28% in 1992. The indicated annual dividend rate for 1995 is $1.36 per share. VF has paid dividends on its Common Stock annually since 1941 and intends to maintain a long-term payout rate of 30%.

OTHER MATTERS

The Company is a defendant in an action initiated in 1990 alleging infringement of a patent allegedly relating to a process, commonly called "acid wash," used in the production of certain denim garments. Similar actions have been brought against other denim apparel manufacturers. The Company is vigorously contesting the action and believes that it has numerous substantive defenses. No trial date has been set. Based on currently available information and the advice of counsel, management is not in a position to determine the likelihood of the outcome of the action with certainty. Notwithstanding, management believes at this time that the outcome will not have a material impact on the financial position of the Company.

VF CORPORATION CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

                                                                      Additional       Foreign
                                                        Common           Paid-in      Currency         Retained
In thousands                                             Stock           Capital   Translation         Earnings
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
BALANCE JANUARY 4, 1992                              $  57,700        $  239,987     $  16,054       $  624,337
   Net income                                                -                 -             -          237,031
   Cash dividends:
       Common Stock                                          -                 -             -          (65,217)
       Series B Preferred Stock                              -                 -             -           (4,335)
   Exercise of stock options,
       net of shares surrendered                         1,819            61,349             -           (2,944)
   Foreign currency translation                              -                 -       (11,810)               -
---------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 2, 1993                                 59,519           301,336         4,244          788,872
   Net income                                                -                 -             -          246,415
   Cash dividends:
       Common Stock                                          -                 -             -          (78,540)
       Series B Preferred Stock                              -                 -             -           (4,291)
   Tax benefit from Preferred Stock dividends                -                 -             -            1,180
   Redemption of Preferred Stock                             -                 -             -             (264)
   Sale of Common Stock                                  4,600           227,468             -                -
   Exercise of stock options,
       net of shares surrendered                           370            14,361             -             (761)
   Foreign currency translation, less
       deferred income taxes of $6,927                       -                 -       (17,109)               -
---------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 1, 1994                                 64,489           543,165       (12,865)         952,611
   Net income                                                -                 -             -          274,536
   Cash dividends:
       Common Stock                                          -                 -             -          (83,994)
       Series B Preferred Stock                              -                 -             -           (4,229)
   Tax benefit from Preferred Stock dividends                -                 -             -            1,082
   Redemption of Preferred Stock                             -                 -             -             (284)
   Purchase of treasury shares                            (588)                -             -          (27,290)
   Exercise of stock options,
       net of shares surrendered                           264             9,762             -              (72)
   Foreign currency translation, less
       deferred income taxes of $9,381                       -                 -        17,422                -
---------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1994                            $  64,165        $  552,927     $   4,557       $1,112,360
===============================================================================================================

See notes to consolidated financial statements.

MANAGEMENT'S RESPONSIBILITY FOR
FINANCIAL STATEMENTS

Management of VF Corporation has prepared the accompanying financial statements and is responsible for their content. We believe the statements accurately report the financial position and operating results of the Company, on a basis consistent with generally accepted accounting principles and management's best estimates and judgments. Other financial information in this report is consistent with these financial statements.

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



/s/ L. R. PUGH
---------------------------

L. R. PUGH
Chairman and Chief Executive Officer



/s/ G. G. JOHNSON
---------------------------

G. G. JOHNSON
Vice President - Finance and Chief Financial Officer



/s/ R. K. SHEARER
---------------------------

R. K. SHEARER
Vice President - Controller and Chief Accounting Officer


REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
VF Corporation

We have audited the accompanying consolidated balance sheets of VF Corporation as of December 31, 1994 and January 1, 1994, and the related consolidated statements of income, cash flows, and common shareholders' equity for each of the three fiscal years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VF Corporation at December 31, 1994 and January 1, 1994, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

                                                        /s/ ERNST & YOUNG LLP

Reading, Pennsylvania
February 8, 1995

VF CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's principal business is designing, manufacturing and marketing high quality jeanswear, knitwear, intimate apparel, children's playwear and other apparel. The Company's customers are primarily department, discount and specialty stores.

NOTE A - ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of all wholly owned subsidiaries after elimination of intercompany transactions and profits.

INVENTORIES are stated at the lower of cost or market. Inventories stated on the last-in, first-out basis represent 33% of total 1994 and 32% of 1993 inventories. Remaining inventories are valued using the first-in, first-out method.

PROPERTY AND DEPRECIATION: Property, plant and equipment are stated at cost. Depreciation is computed principally by the straight-line method for financial reporting purposes and by accelerated methods for income tax purposes.

INTANGIBLE ASSETS represent the excess of costs over the fair value of net tangible assets of businesses acquired, less accumulated amortization of $174.0 million and $140.0 million in 1994 and 1993. These assets are amortized on the straight-line method over five to forty years. The Company periodically reviews intangible assets to assess recoverability based on projected operating income of the related business unit.

EARNINGS PER SHARE: Primary earnings per share are computed by dividing net income, after deducting preferred dividends, by the weighted average number of common shares outstanding. Fully diluted earnings per share assume the conversion of Preferred Stock and the exercise of stock options that have a dilutive effect.


NOTE B - ACQUISITIONS

On January 4, 1994, the Company acquired the common stock of H.H. Cutler Company for a total consideration of $154.7 million. On January 19, 1994, the Company acquired the common stock of Nutmeg Industries, Inc. for a total consideration of $352.2 million. Both companies manufacture and market licensed apparel.

In December 1993, the Company acquired the principal operating assets of Central Corsetera, S.A. for $17.6 million. During 1992, the Company acquired the common stock of The Valero Group (Valero), Vives Vidal, S.A. (Vivesa) and Jean Bellanger Enterprises (JBE) for an aggregate purchase price of $150.9 million. These companies manufacture and market branded intimate apparel primarily in France and Spain.

All acquisitions have been accounted for as purchases, and accordingly, operating results of these companies have been included in the consolidated financial statements since the dates of acquisition.

The following unaudited pro forma results of operations for 1993 assume that the acquisitions of H.H. Cutler Company and Nutmeg Industries, Inc. had occurred at January 3, 1993:

(In thousands, except per share amounts)
--------------------------------------------------------
Net sales                                     $4,710,557
Net income                                       232,034
Earnings per common share
    Primary                                   $     3.58
    Fully diluted                                   3.49
========================================================


NOTE C - INVENTORIES

In thousands                                          1994            1993
--------------------------------------------------------------------------
 Finished products                                $473,646        $486,045
 Work in process                                   139,255         119,582
 Materials and supplies                            188,437         173,140
--------------------------------------------------------------------------
                                                  $801,338        $778,767
==========================================================================

The current cost of inventories stated on the last-in, first-out method (see Note A) is not significantly different from their value determined under the first-in, first-out method.


NOTE D - PROPERTY, PLANT AND EQUIPMENT

In thousands                                       1994             1993
------------------------------------------------------------------------
Land                                        $    42,745      $    40,612
Buildings                                       391,250          346,656
Machinery and equipment                         969,857          862,755
------------------------------------------------------------------------
                                              1,403,852        1,250,023
Less accumulated depreciation                   636,841          537,264
------------------------------------------------------------------------
                                            $   767,011      $   712,759
========================================================================


NOTE E - SHORT-TERM BORROWINGS

--------------------------------------------------------------------
                                               1994             1993
(In thousands)
--------------------------------------------------------------------
Commercial paper                            $216,703         $     -
Banks                                        104,458          35,648
--------------------------------------------------------------------
                                            $321,161         $35,648
====================================================================

The weighted average interest rate was 6.16% at the end of 1994 and 10.70% at the end of 1993.

VF CORPORATION

The Company maintains an unsecured revolving credit agreement with a group of banks for $750.0 million that supports commercial paper borrowings and is otherwise available for general corporate purposes. The agreement requires a .12% fee on the unused portion and extends to 1999. At December 31, 1994, there was $75.0 million outstanding under the agreement.

NOTE F - ACCRUED LIABILITIES

In thousands                                 1994           1993
----------------------------------------------------------------
Income taxes                            $  43,220      $  41,270
Compensation                               64,147         48,633
Insurance                                  38,940         27,345
Other                                     151,003        150,330
----------------------------------------------------------------
                                        $ 297,310      $ 267,578
================================================================


NOTE G - LONG-TERM DEBT

In thousands                                         1994          1993
-----------------------------------------------------------------------
9.40% notes, due 1996                            $      -      $100,000
8.00% notes, due 1997                                   -       100,000
9.50% notes, due 1999                             100,000       100,000
9.50% notes, due 2001                             100,000       100,000
6.63% notes, due 2003                             100,000       100,000
7.60% notes, due 2004                             100,000             -
9.25% debentures, due 2022                        100,000       100,000
Capital leases and other                           19,473        37,692
-----------------------------------------------------------------------
                                                  519,473       637,692
Less current portion                                2,773       110,119
-----------------------------------------------------------------------
                                                 $516,700      $527,573
=======================================================================

The scheduled payments of long-term debt are $2.6 million in 1996, $2.2 million in 1997, $1.0 million in 1998 and $100.8 million in 1999. The 1997 notes were called for redemption in January 1994 and, accordingly, were classified as a current obligation at January 1, 1994. The Company paid interest of $83.1 million in 1994, $70.3 million in 1993 and $68.1 million in 1992.


NOTE H - OTHER LIABILITIES

In thousands                                        1994           1993
-----------------------------------------------------------------------
Deferred income taxes                           $ 64,830       $ 60,446
Deferred compensation                             49,283         30,782
Other                                             38,758         35,750
-----------------------------------------------------------------------
                                                $152,871       $126,978
=======================================================================


NOTE I - BENEFIT PLANS

The Company sponsors a noncontributory defined benefit pension plan covering substantially all full-time domestic employees. Benefits are based on employees' compensation and years of service. The Company annually contributes amounts, as determined by an actuary, that provide the plan with sufficient assets to meet future benefit payments. Plan assets consist principally of common stocks, U.S. government obligations and corporate obligations.

The effect of the defined benefit plan on income is as follows:

In thousands                                                                   1994          1993         1992
--------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the year                             $ 16,230      $ 10,337     $  8,568
Interest cost on projected benefit obligation                                25,639        22,148       18,934
Actual return on plan assets                                                 (5,193)      (34,895)     (19,646)
Net amortization and deferral                                               (18,124)       12,574       (1,884)
--------------------------------------------------------------------------------------------------------------
Pension expense                                                            $ 18,552      $ 10,164     $  5,972
==============================================================================================================

The funded status of the defined benefit plan is as follows:

In thousands                                                                                  1994          1993
----------------------------------------------------------------------------------------------------------------
Present value of vested benefits                                                          $251,540      $265,457
================================================================================================================
Present value of accumulated benefits                                                     $273,037      $285,390
================================================================================================================
Plan assets at fair value                                                                 $286,554      $289,324
Present value of projected benefits                                                        313,150       332,656
----------------------------------------------------------------------------------------------------------------
Funded status                                                                              (26,596)      (43,332)
Unrecognized net loss                                                                       22,468        42,147
Unrecognized net asset                                                                     (16,202)      (20,580)
Unrecognized prior service cost                                                             28,182        33,169
----------------------------------------------------------------------------------------------------------------
Pension asset recorded in Other Assets                                                    $  7,852      $ 11,404
================================================================================================================

The projected benefit obligation was determined using an assumed discount rate of 8.25% in 1994, 7.50% in 1993 and 9.00% in 1992. The assumptions for compensation increases were 5.00% in 1994 and 1993 and 5.50% in 1992; the assumption for return on plan assets was 8.75% in each year.

The Company also sponsors an Employee Stock Ownership Plan (ESOP) as part of a 401(k) savings plan covering most domestic salaried employees. Contributions made by the Company to the 401(k) plan are based on a specified percentage of employee contributions. Cash contributions by the Company were $5.6 million in 1994, $4.5 million in 1993 and $4.0 million in 1992. Plan expense was $6.4 million for 1994 and $6.0 million for 1993 and 1992, after giving effect to tax-deductible dividends on the Series B Preferred Stock of $4.2 million in 1994 and $4.3 million in 1993 and 1992.


NOTE J - CAPITAL

Common shares outstanding are net of shares held in treasury of 2,358,675 in 1994, 1,769,131 in 1993 and 1,766,832 in 1992. In January 1993, the Company
issued 4,600,000 shares of Common Stock in a public offering. The net proceeds were used to repay borrowings incurred to purchase Valero, Vivesa and JBE.
(See Note B.)

VF CORPORATION

There are 25,000,000 authorized shares of Preferred Stock, $1 par value. As of December 31, 1994, 2,000,000 shares are designated as Series A Preferred Stock, of which none have been issued. In addition, 2,105,263 shares are designated as 6.75% Series B Preferred Stock, which were purchased by the ESOP.

There were 2,014,427 shares of Series B Preferred Stock outstanding at December 31, 1994, 2,050,491 shares outstanding at January 1, 1994 and 2,069,965 shares at January 2, 1993, after share redemptions.

Each outstanding share of Common Stock has one preferred stock purchase right attached. The rights become exercisable ten days after an outside party acquires, or makes an offer for, 20% or more of the Common Stock. Each right entitles its holder to buy 1/100 share of Series A Preferred Stock for $100. Once exercisable, if the Company is involved in a merger or other business combination or an outside party acquires 20% or more of the Common Stock, each right will be modified to entitle its holder (other than the acquiror) to purchase common stock of the acquiring company or, in certain circumstances, VF Common Stock having a market value of twice the exercise price of the right.
In some circumstances, rights other than those held by an acquiror may be exchanged for one share of VF Common Stock or 1/100 share of Series A Preferred Stock. The rights, which expire on January 13, 1998, may be redeemed at $.01 per right prior to their becoming exercisable.


NOTE K - REDEEMABLE PREFERRED STOCK

Each share of Series B Preferred Stock has a redemption value of $30.88 plus cumulative accrued dividends, is convertible into 8/10 share of Common Stock and is entitled to one vote per share along with the Common Stock. The trustee for the ESOP may convert the preferred shares to Common Stock at any time or may cause the Company to redeem the preferred shares under certain circumstances. The Series B Preferred Stock also has preference in liquidation over all other stock issues.

The ESOP's purchase of the preferred shares was funded by a loan of $65.0 million from the Company that bears interest at 9.80% and is payable in increasing installments through 2003. Interest related to this loan was $5.3 million in 1994, $5.7 million in 1993 and $6.0 million in 1992. Principal and interest obligations on the loan are satisfied as the Company makes contributions to the savings plan and dividends are paid on the Preferred Stock. As principal payments are made on the loan, shares of Preferred Stock are allocated to participating employees' accounts within the ESOP.


NOTE L - STOCK OPTIONS

The Company has granted nonqualified and incentive stock options under two stock option plans at prices not less than fair market value on the date of grant. Options become exercisable one year after the date of grant and expire ten years after the date of grant unless otherwise specified by the Board of Directors.

Changes in the status of the stock option plans are summarized as follows:

                                                                                  Shares Under  Shares Available
                                                                                        Option        for Option
----------------------------------------------------------------------------------------------------------------
 Balance January 1, 1994                                                             4,168,291         2,115,446
 Options granted                                                                     1,015,475        (1,015,475)
 Options exercised at $13.03 to $45.20 per share                                      (265,408)                -
 Options canceled                                                                     (178,870)          174,869
----------------------------------------------------------------------------------------------------------------
 Balance December 31, 1994                                                           4,739,488         1,274,840
================================================================================================================
 Options exercisable at December 31, 1994 at
    $13.03 to $57.20 per share                                                       3,724,013
================================================================================================================


NOTE M - INCOME TAXES

The provision for income taxes is computed based on the following amounts of income before income taxes:

In thousands                                                                 1994           1993           1992
---------------------------------------------------------------------------------------------------------------
Domestic                                                                 $409,806       $356,109       $363,732
Foreign                                                                    45,855         43,878         12,041
---------------------------------------------------------------------------------------------------------------
                                                                         $455,661       $399,987       $375,773
===============================================================================================================

The provision for income taxes consists of:

In thousands                                                                1994           1993           1992
--------------------------------------------------------------------------------------------------------------
Current:
    Federal                                                             $149,000       $125,966       $111,501
    Foreign                                                               24,649         17,863         17,404
    State                                                                 12,978         13,806         15,973
--------------------------------------------------------------------------------------------------------------
                                                                         186,627        157,635        144,878
Deferred, primarily federal                                               (5,502)        (4,063)        (6,136)
--------------------------------------------------------------------------------------------------------------
                                                                        $181,125       $153,572       $138,742
==============================================================================================================

The reasons for the difference between income taxes computed by applying the statutory federal income tax rate and income tax expense in the financial statements are as follows:

In thousands                                                              1994            1993            1992
--------------------------------------------------------------------------------------------------------------
Tax at federal statutory rate                                         $159,481        $139,995        $127,763
State income taxes, net of federal tax benefit                           8,436           8,974          10,542
Amortization of intangible assets                                        7,126           4,234           4,781
Tax refund                                                                   -               -          (9,208)
Other, net                                                               6,082             369           4,864
--------------------------------------------------------------------------------------------------------------
                                                                      $181,125        $153,572        $138,742
==============================================================================================================

VF CORPORATION

Deferred income tax liabilities and assets consist of the following:

In thousands                                                                                1994            1993
----------------------------------------------------------------------------------------------------------------
Depreciation                                                                            $ 65,767        $ 62,731
Inventories                                                                               21,207          22,141
Unremitted foreign earnings                                                               12,812          16,341
Other                                                                                     13,974           7,317
----------------------------------------------------------------------------------------------------------------
Deferred income tax liabilities                                                         $113,760        $108,530
================================================================================================================
Employee benefits                                                                       $ 27,758        $ 21,699
Other accrued expenses                                                                    51,095          44,872
Inventories                                                                               18,748          14,278
Operating loss carryforwards                                                              12,988          10,135
Foreign currency translation                                                                   -           6,927
----------------------------------------------------------------------------------------------------------------
                                                                                         110,589          97,911
Valuation allowance                                                                      (10,866)         (6,733)
----------------------------------------------------------------------------------------------------------------
Deferred income tax assets                                                              $ 99,723        $ 91,178
================================================================================================================

Income taxes paid were $177.0 million in 1994, $152.1 million in 1993 and $145.0 million in 1992. Interest income in 1993 includes $24.4 million and in 1992 includes $8.3 million relating to settlements of tax examinations of acquired companies.


NOTE N - LEASES

The Company leases certain facilities and equipment under noncancelable operating leases. Rental expense was $55.5 million in 1994, $46.9 million in 1993 and $30.2 million in 1992. Future minimum lease payments are $50.0 million, $39.6 million, $29.7 million, $22.1 million and $16.5 million for the years 1995 through 1999 and $56.2 million thereafter.


NOTE O - OPERATIONS BY GEOGRAPHIC AREA

In thousands                                                            1994            1993             1992
-------------------------------------------------------------------------------------------------------------
Net sales:
   United States                                                  $4,209,090      $3,678,577       $3,404,171
   Foreign                                                           762,623         641,827          420,278
-------------------------------------------------------------------------------------------------------------
                                                                  $4,971,713      $4,320,404       $3,824,449
=============================================================================================================
Operating profit:
   United States                                                  $  497,099      $  399,001       $  426,348
   Foreign                                                            80,373          70,891           34,253
-------------------------------------------------------------------------------------------------------------
                                                                     577,472         469,892          460,601
Corporate expenses                                                   (38,669)        (38,083)         (31,221)
Interest, net                                                        (70,984)        (37,387)         (53,615)
Miscellaneous, net                                                   (12,158)          5,565                8
-------------------------------------------------------------------------------------------------------------
Income before income taxes                                        $  455,661      $  399,987       $  375,773
=============================================================================================================
Identifiable assets:
   United States                                                  $2,632,079      $2,178,754       $2,122,334
   Foreign                                                           610,543         562,053          503,324
   Corporate                                                          92,986         136,541           86,722
-------------------------------------------------------------------------------------------------------------
                                                                  $3,335,608      $2,877,348       $2,712,380
=============================================================================================================

Foreign operations are conducted primarily in Europe. Foreign operations located elsewhere are not significant. Corporate assets consist primarily of cash and cash equivalents.


NOTE P - FINANCIAL INSTRUMENTS

The following represents the carrying amount and fair value of financial instruments included in the balance sheets under the indicated captions:

In thousands                                                        1994                       1993
--------------------------------------------------------------------------------------------------------------
                                                            Carrying         Fair       Carrying          Fair
                                                              Amount        Value         Amount         Value
--------------------------------------------------------------------------------------------------------------
Financial liabilities:
   Short-term borrowings                                    $321,161      $321,161       $ 35,648     $ 35,648
   Long-term debt                                            516,700       506,900        527,573      579,373
   Redeemable Preferred Stock                                 62,195        78,361         63,309       75,709
==============================================================================================================

The fair value of the Company's short-term and long-term debt is estimated based on quoted market prices or values of comparable borrowings. The fair value of the Series B Preferred Stock is based on a valuation by an independent financial consulting firm.

VF CORPORATION FINANCIAL SUMMARY

In thousands, except per share amounts              1994                      1993                   1992                1991
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
SUMMARY OF OPERATIONS
Net sales                               $      4,971,713          $      4,320,404       $      3,824,449     $      2,952,433
Cost of products sold                          3,387,295                 2,974,861              2,603,726            2,039,787
------------------------------------------------------------------------------------------------------------------------------
Gross profit                                   1,584,418                 1,345,543              1,220,723              912,646
Marketing, administrative and
  general expenses                             1,045,615                   913,734                791,343              608,592
------------------------------------------------------------------------------------------------------------------------------
Operating income                                 538,803                   431,809                429,380              304,054
Interest, net                                    (70,984)                  (37,387)               (53,615)             (55,155)
Miscellaneous, net                               (12,158)                    5,565                      8               14,298
------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                       455,661                   399,987                375,773              263,197
Income taxes                                     181,125                   153,572                138,742              101,867
------------------------------------------------------------------------------------------------------------------------------
Net income                              $        274,536          $        246,415       $        237,031     $        161,330
------------------------------------------------------------------------------------------------------------------------------
Per share of Common Stock(1)
  Earnings - primary                    $           4.20          $           3.80       $           3.97     $           2.75
  Dividends                                         1.30                      1.22                   1.11                 1.02
Average number of common
  shares outstanding                              64,620                    64,011                 58,608               57,152
Net income as % of average
  common shareholders' equity                       16.8%                     16.9%                  23.0%                18.8%
Net income as % of
  average total assets                               7.9%                      8.5%                   9.7%                 8.0%
==============================================================================================================================
FINANCIAL POSITION
Accounts receivable, net                $        613,337          $        511,887       $        493,030     $        333,073
Inventories                                      801,338                   778,767                742,474              537,027
Total current assets                           1,551,166                 1,500,180              1,365,573            1,071,109
Property, plant and
  equipment, net                                 767,011                   712,759                711,087              577,019
Total assets                                   3,335,608                 2,877,348              2,712,380            2,126,913
Total current liabilities                        912,332                   659,848                684,002              510,776
Long-term debt                                   516,700                   527,573                767,641              583,209
Common shareholders' equity                    1,734,009                 1,547,400              1,153,971              938,078
==============================================================================================================================
OTHER STATISTICS
Working capital                         $        638,834          $        840,332       $        681,571     $        560,333
Current ratio                                        1.7                       2.3                    2.0                  2.1
Debt to total capital ratio (2)                     32.7%                     30.3%                  44.8%                42.2%
Dividends                               $         88,223          $         82,831       $         69,552     $         62,712
Purchase of Common Stock                          27,878                        --                     --                   --
Cash provided by operations                      479,401                   293,751                123,060              287,172
Capital expenditures
  (excluding acquisitions)                       132,908                   209,494                207,202              110,762
Depreciation and amortization                    158,511                   125,765                108,281               90,991
==============================================================================================================================
MARKET DATA
Market price range(1)                   $  53 3/4-44 1/4          $  56 1/2-39 1/2       $  57 1/2-38 1/2     $  41 1/2-17 5/8
Book value per
  common share(1)                                  27.02                     23.99                  19.39                16.26
Price earnings ratio - high-low                12.8-10.5                 14.9-10.4               14.5-9.7             15.1-6.4
Rate of payout(3)                                   31.0%                     32.1%                  28.0%                37.1%
==============================================================================================================================

(1) Per share computations and market price ranges have been adjusted to reflect a two-for-one stock split in April 1986.

(2) Capital is defined as common shareholders' equity plus short-term and long-term debt.

(3)  Dividends per share divided by earnings per share.

                1990               1989             1988               1987            1986             1985              1984
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

      $    2,612,613     $    2,532,711   $    2,516,107         $2,573,762      $1,544,574       $1,481,182    $    1,167,356
           1,874,590          1,753,476        1,751,577          1,758,773       1,002,856          951,368           742,959
------------------------------------------------------------------------------------------------------------------------------
             738,023            779,235          764,530            814,989         541,718          529,814           424,397

             530,770            466,371          459,929            456,383         278,175          239,825           191,589
------------------------------------------------------------------------------------------------------------------------------
             207,253            312,864          304,601            358,606         263,543          289,989           232,808
             (64,938)           (38,908)         (38,232)           (50,631)        (18,319)         (19,338)            1,875
                 769              9,789            8,561              5,770           4,219            1,466             5,948
------------------------------------------------------------------------------------------------------------------------------
             143,084            283,745          274,930            313,745         249,443          272,117           240,631
              61,960            107,734          101,270            134,051         112,985          132,700           115,885
------------------------------------------------------------------------------------------------------------------------------
      $       81,124     $      176,011   $      173,660         $  179,694      $  136,458       $  139,417    $      124,746
------------------------------------------------------------------------------------------------------------------------------

      $         1.35     $         2.72   $         2.55         $     2.65      $     2.16       $     2.25    $         1.96
                1.00                .91              .85                .75             .66              .58               .52

              57,122             64,803           68,165             67,793          63,068           61,963            63,706

                 9.9%              17.4%            16.8%              19.8%           21.5%            28.4%             29.8%

                 4.1%               9.3%             9.1%               9.4%           12.3%            16.2%             19.7%
==============================================================================================================================

      $      301,032     $      319,981   $      266,399         $  285,370      $  267,368       $  148,423    $      135,750
             436,657            507,451          422,801            493,024         465,988          208,745           175,812
             824,249            873,532          786,466            912,038         877,064          436,804           378,017

             537,178            513,927          482,248            507,106         488,898          315,538           304,067
           1,852,829          1,889,764        1,759,862          1,925,656       1,897,782          860,193           807,675
             351,462            325,057          231,024            463,993         452,876          145,052           188,774
             585,142            637,549          302,348            322,888         437,558          124,280           153,294
             823,126            819,777        1,095,383            980,591         831,249          554,223           441,370
==============================================================================================================================

      $      472,787     $      548,475   $      555,442         $  448,045      $  424,188       $  291,752    $      189,243
                 2.3                2.7              3.4                2.0             1.9              3.0               2.0
                44.9%              47.3%            22.9%              35.7%           45.4%            23.1%             34.1%
      $       61,133     $       57,313   $       57,958         $   50,862      $   42,124       $   36,026    $       32,607
              29,950            395,213               --                 --              --               --            47,940
             284,378            172,822          328,260            250,121         164,072          152,336           195,260

             110,143            125,294           64,137             90,817          60,775           53,142            30,714
              97,850             91,029           88,934             89,689          54,966           50,075            26,842
==============================================================================================================================

      $34 1/4-11 5/8     $38 3/8-27 3/4   $33 7/8-24 3/4         $48 1/4-22      $    36-24       $    27-13    $16 1/4-10 7/8

               14.44              14.14            16.05              14.43           12.30             8.91              7.14
            25.4-8.6          14.1-10.2         13.3-9.7           18.2-8.3       16.7-11.1         12.0-5.8           8.3-5.5
                74.1%              33.5%            33.3%              28.3%           30.6%            25.8%             26.3%
==============================================================================================================================

VF CORPORATION INVESTOR INFORMATION

COMMON STOCK
Listed on the New York Stock Exchange and Pacific Stock Exchange -- trading symbol VFC.

SHAREHOLDERS OF RECORD
As of February 1, 1995, there were 8,238 shareholders of record.

DIVIDEND POLICY
Quarterly dividends on VF Corporation Common Stock, when declared, are usually paid on or about the 20th day of March, June, September and December.

DIVIDEND REINVESTMENT PLAN
The Plan is offered to shareholders by First Chicago Trust Company of New York. The Plan provides for automatic dividend reinvestment and voluntary cash contributions for the purchase of additional shares of VF Corporation Common Stock. Questions concerning general Plan information should be directed to the Office of the Vice President - Secretary of VF Corporation.

DIVIDEND DIRECT DEPOSIT
Shareholders may have their dividends deposited into their savings or checking account at any bank that is a member of the Automated Clearing House (ACH) system. A brochure describing this service may be obtained by contacting First Chicago or VF Corporation.

QUARTERLY COMMON STOCK PRICE INFORMATION
The high and low sales prices for the periods indicated were as follows:

                             1994              1993               1992
------------------------------------------------------------------------------
                        High      Low      High     Low     High       Low
------------------------------------------------------------------------------
First quarter          $51 7/8  $44 1/2  $56 1/2  $44 3/4  $46 7/8  $38 1/2
Second quarter          53 3/4   46       51 3/4   45 3/4   47 7/8   40 1/2
Third quarter           52 7/8   46 1/2   47 1/4   40 3/8   50 1/4   43
Fourth quarter          51 5/8   44 1/4   46 1/4   39 1/2   57 1/2   45 1/8
------------------------------------------------------------------------------


                                       32