Form 10-K405, Exhibit 13
period 1995-12-30
V F CORP /PA/
filed 1996-03-26
CIK 103379

                                                                      EXHIBIT 13

VF CORPORATION

QUARTERLY RESULTS OF OPERATIONS

In thousands, except per share amounts

                                                                           EARNINGS PER COMMON SHARE
                                                                                                FULLY         DIVIDENDS PER
                           NET SALES      GROSS PROFIT   NET INCOME         PRIMARY            DILUTED        COMMON SHARE
                           ----------     ------------   ----------         -------            -------        -------------
1995
FIRST QUARTER              $1,187,587      $  388,439     $ 57,953           $ .89              $ .87              $ .34
SECOND QUARTER              1,271,936         400,924       65,237            1.01                .99                .34
THIRD QUARTER               1,332,102         412,552       69,718            1.08               1.05                .34
FOURTH QUARTER              1,270,674         282,829      (35,617)*         (0.57)*            (0.57)*              .36
                           ---------------------------------------------------------------------------------------------
                           $5,062,299      $1,484,744     $157,291           $2.41              $2.37              $1.38
                           =============================================================================================

1994
First Quarter              $1,123,035      $  362,612     $ 52,898           $ .81              $ .79              $ .32
Second Quarter              1,186,324         380,175       58,916             .90                .88                .32
Third Quarter               1,373,037         442,077       87,804            1.34               1.31                .32
Fourth Quarter              1,289,317         399,554       74,918            1.15               1.12                .34
                           ---------------------------------------------------------------------------------------------
                           $4,971,713      $1,584,418     $274,536           $4.20              $4.10              $1.30
                           =============================================================================================

1993
First Quarter              $1,016,644      $  323,226     $ 52,729           $ .83              $ .81              $ .30
Second Quarter              1,053,411         327,546       55,731             .85                .83                .30
Third Quarter               1,152,842         355,044       76,815**          1.18**             1.15**              .30
Fourth Quarter              1,097,507         339,727       61,140             .94                .92                .32
                           ---------------------------------------------------------------------------------------------
                           $4,320,404      $1,345,543     $246,415           $3.80              $3.71              $1.22
                           =============================================================================================

* Special charges reduced net income by $155.9 million ($1.61 per share). See Note M.

** Interest income relating to settlement of income tax examinations increased net income by $15.1 million ($.24 per share).

VF CORPORATION

SALES AND OPERATING INCOME BY BUSINESS GROUP  (Unaudited)


In thousands                       Fiscal year ended        DECEMBER 30, 1995     December 31, 1994   January 1, 1994
---------------------------------------------------------------------------------------------------------------------
NET SALES
       Jeanswear                                                   $2,664,930            $2,547,131        $2,418,533
       Decorated Knitwear                                             619,932               623,272           392,002
       Intimate Apparel                                               729,149               724,462           668,995
       Playwear                                                       371,717               367,508           196,245
       Specialty Apparel                                              676,571               709,340           644,629
---------------------------------------------------------------------------------------------------------------------
                                                                   $5,062,299            $4,971,713        $4,320,404
=====================================================================================================================

OPERATING INCOME
       Jeanswear                                                   $  311,688            $  372,392        $  310,165
       Decorated Knitwear                                               8,039                32,423             3,853
       Intimate Apparel                                                  (778)               60,349            57,318
       Playwear                                                         2,745                36,457            18,344
       Specialty Apparel                                               72,421                75,851            80,212
---------------------------------------------------------------------------------------------------------------------
                                                                      394,115               577,472           469,892

OTHER OPERATING (EXPENSE) INCOME                                       (6,064)               (8,297)            2,671
CORPORATE EXPENSES                                                    (40,661)              (38,669)          (38,083)
---------------------------------------------------------------------------------------------------------------------

                                                                   $  347,390            $  530,506        $  434,480
=====================================================================================================================

VF CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

                                                                             FISCAL YEAR ENDED
                                                                  -------------------------------------------
                                                                  DECEMBER 30      DECEMBER 31      JANUARY 1
In thousands, except per share amounts                               1995            1994             1994
                                                                  ----------      ----------       ----------
NET SALES                                                         $5,062,299      $4,971,713       $4,320,404
COSTS AND OPERATING EXPENSES
  Cost of products sold                                            3,577,555       3,387,295        2,974,861
  Marketing, administrative and general expenses                   1,131,290       1,045,615          913,734
  Other operating expense (income)                                     6,064           8,297           (2,671)
                                                                  ----------      ----------       ----------
                                                                   4,714,909       4,441,207        3,885,924
                                                                  ----------      ----------       ----------

OPERATING INCOME                                                     347,390         530,506          434,480
OTHER INCOME (EXPENSE)
  Interest income                                                     11,085           9,296           35,284
  Interest expense                                                   (77,302)        (80,280)         (72,671)
  Miscellaneous, net                                                   2,962          (3,861)           2,894
                                                                  ----------      ----------       ----------
                                                                     (63,255)        (74,845)         (34,493)
                                                                  ----------      ----------       ----------
INCOME BEFORE INCOME TAXES                                           284,135         455,661          399,987
INCOME TAXES                                                         126,844         181,125          153,572
                                                                  ----------      ----------       ----------
NET INCOME                                                        $  157,291      $  274,536       $  246,415
                                                                  ==========      ==========       ==========

EARNINGS PER COMMON SHARE
Primary                                                                $2.41           $4.20            $3.80
Fully diluted                                                           2.37            4.10             3.71

CASH DIVIDENDS PER COMMON SHARE                                        $1.38           $1.30            $1.22

AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                           63,743          64,620           64,011



See notes to consolidated financial statements.

VF CORPORATION

CONSOLIDATED BALANCE SHEETS

                                                                                 DECEMBER 30    DECEMBER 31
In thousands                                                                        1995           1994
                                                                                 ----------      ----------
ASSETS

CURRENT ASSETS
  Cash and equivalents                                                           $   84,075      $   59,742
  Accounts receivable, less allowances of
    $34,621 in 1995 and $32,794 in 1994                                             629,506         613,337
  Inventories                                                                       841,907         801,338
  Deferred income taxes                                                              84,952          48,388
  Other current assets                                                               27,197          28,361
                                                                                 ----------      ----------
    Total current assets                                                          1,667,637       1,551,166

PROPERTY, PLANT AND EQUIPMENT                                                       749,880         767,011

INTANGIBLE ASSETS                                                                   887,606         911,285

OTHER ASSETS                                                                        141,948         106,146
                                                                                 ----------      ----------
                                                                                 $3,447,071      $3,335,608
                                                                                 ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Short-term borrowings                                                          $  229,945      $  321,161
  Current portion of long-term debt                                                   2,715           2,773
  Accounts payable                                                                  276,598         291,088
  Accrued liabilities                                                               359,062         297,310
                                                                                 ----------      ----------
    Total current liabilities                                                       868,320         912,332

LONG-TERM DEBT                                                                      614,217         516,700

OTHER LIABILITIES                                                                   169,392         152,871

REDEEMABLE PREFERRED STOCK                                                           60,667          62,195
DEFERRED CONTRIBUTIONS TO EMPLOYEE STOCK OWNERSHIP PLAN                             (37,031)        (42,499)
                                                                                 ----------      ----------
                                                                                     23,636          19,696

COMMON SHAREHOLDERS' EQUITY
  Common Stock, stated value $1;  shares authorized 150,000,000;  shares
    outstanding, 63,438,933 in 1995 and 64,164,524 in 1994                           63,439          64,165
  Additional paid-in capital                                                        593,976         552,927
  Foreign currency translation                                                       20,483           4,557
  Retained earnings                                                               1,093,608       1,112,360
                                                                                 ----------      ----------
                                                                                  1,771,506       1,734,009
                                                                                 ----------      ----------
                                                                                 $3,447,071      $3,335,608
                                                                                 ==========      ==========

See notes to consolidated financial statements.

VF CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                FISCAL YEAR ENDED
                                                                   ------------------------------------------
                                                                   DECEMBER 30      DECEMBER 31     JANUARY 1
In thousands                                                          1995             1994           1994
                                                                   -----------      -----------     ---------
OPERATIONS
  Net income                                                         $ 157,291       $ 274,536      $ 246,415
  Adjustments to reconcile net income
    to cash provided by operations:
    Depreciation                                                       134,039         126,902        106,678
    Amortization of intangible assets                                   33,682          31,609         19,087
    Other, net                                                         (15,048)         (4,973)        (3,177)
    Changes in current assets and liabilities:
      Accounts receivable                                               (2,045)        (45,519)       (24,094)
      Inventories                                                      (31,881)         72,061        (41,797)
      Accounts payable                                                 (18,623)         14,559            421
      Other, net                                                        66,241          10,226         (9,782)
                                                                     ---------       ---------      ---------
    Cash provided by operations                                        323,656         479,401        293,751

INVESTMENTS
  Capital expenditures                                                (155,206)       (132,908)      (209,494)
  Business acquisitions                                                (12,004)       (494,751)       (17,629)
  Sale of outlet facilities                                                  -               -         62,000
  Other, net                                                             4,216           1,053         45,840
                                                                     ---------       ---------      ---------
    Cash invested                                                     (162,994)       (626,606)      (119,283)

FINANCING
  Increase (decrease) in short-term borrowings                         (92,655)        282,739        (86,756)
  Proceeds from long-term debt                                          98,718          99,207         98,557
  Payment of long-term debt                                             (3,123)       (222,718)      (283,560)
  Sale of Common Stock                                                       -               -        232,068
  Purchase of Common Stock                                             (86,251)        (27,878)             -
  Cash dividends paid                                                  (92,038)        (88,223)       (82,831)
  Other, net                                                            39,020          12,256         13,298
                                                                     ---------       ---------      ---------
    Cash provided (used) by financing                                 (136,329)         55,383       (109,224)
                                                                     ---------       ---------      ---------

NET CHANGE IN CASH AND EQUIVALENTS                                      24,333         (91,822)        65,244

CASH AND EQUIVALENTS - BEGINNING OF YEAR                                59,742         151,564         86,320
                                                                     ---------       ---------      ---------
CASH AND EQUIVALENTS - END OF YEAR                                   $  84,075       $  59,742      $ 151,564
                                                                     =========       =========      =========


See notes to consolidated financial statements.

VF CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

                                                                    ADDITIONAL       FOREIGN
                                                       COMMON        PAID-IN         CURRENCY       RETAINED
In thousands                                           STOCK         CAPITAL       TRANSLATION      EARNINGS
                                                      -------       ----------     -----------     ----------
BALANCE JANUARY 2, 1993                               $59,519        $301,336        $ 4,244       $  788,872
  Net income                                                -               -              -          246,415
  Cash dividends:
    Common Stock                                            -               -              -          (78,540)
    Series B Preferred Stock                                -               -              -           (4,291)
  Tax benefit from Preferred Stock dividends                -               -              -            1,180
  Redemption of Preferred Stock                             -               -              -             (264)
  Sale of Common Stock                                  4,600         227,468              -                -
  Exercise of stock options,
    net of shares surrendered                             370          14,361              -             (761)
  Foreign currency translation, less
    deferred income taxes of $6,927                        -               -         (17,109)               -
                                                      -------        --------        -------       ----------
BALANCE JANUARY 1, 1994                                64,489         543,165        (12,865)         952,611
  Net income                                                -               -              -          274,536
  Cash dividends:
    Common Stock                                            -               -              -          (83,994)
    Series B Preferred Stock                                -               -              -           (4,229)
  Tax benefit from Preferred Stock dividends                -               -                           1,082
  Redemption of Preferred Stock                             -               -              -             (284)
  Purchase of treasury shares                            (588)              -              -          (27,290)
  Exercise of stock options,
    net of shares surrendered                             264           9,762              -              (72)
  Foreign currency translation, less
    deferred income taxes of $9,381                         -               -         17,422                -
                                                      -------        --------        -------       ----------
BALANCE DECEMBER 31, 1994                              64,165         552,927          4,557        1,112,360

                                                             CONTINUED . . .

VF CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
   (continued)

                                                                  ADDITIONAL       FOREIGN
                                                      COMMON       PAID-IN         CURRENCY         RETAINED
In thousands                                          STOCK        CAPITAL       TRANSLATION        EARNINGS
                                                     --------     ---------      -----------       ----------
BALANCE DECEMBER 31, 1994                            $64,165       $552,927        $ 4,557         $1,112,360
  Net income                                               -              -              -            157,291
  Cash dividends:
    Common Stock                                           -              -              -            (87,907)
    Series B Preferred Stock                               -              -              -             (4,131)
  Tax benefit from Preferred Stock dividends               -              -              -                955
  Redemption of Preferred Stock                            -              -              -               (507)
  Restricted stock                                         5           (230)             -                248
  Purchase of treasury shares                         (1,720)             -              -            (84,531)
  Exercise of stock options,
    net of shares surrendered                            989         41,279              -               (170)
  Foreign currency translation, less
    deferred income taxes of $8,576                        -              -         15,926                  -
                                                     -------       --------        -------         ----------
BALANCE DECEMBER 30, 1995                            $63,439       $593,976        $20,483         $1,093,608
                                                     =======       ========        =======         ==========

                       REPORT OF INDEPENDENT ACCOUNTANTS



Board of Directors and Shareholders
VF Corporation


We have audited the accompanying consolidated balance sheet of VF Corporation as of December 30, 1995, and the related consolidated statements of income, cash flows, and common shareholders' equity for the year then ended. The financial statements of VF Corporation as of December 31, 1994 and for the years ended December 31, 1994 and January 1, 1994 were audited by other auditors, whose report dated February 8, 1995 expressed an unqualified opinion on those statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1995 financial statements referred to above present fairly, in all material respects, the consolidated financial position of VF Corporation at December 30, 1995, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



/s/ COOPERS & LYBRAND L.L.P.

Philadelphia, Pennsylvania
February 8, 1996

VF CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 30, 1995

VF Corporation's principal business is designing, manufacturing and marketing high quality branded jeanswear, knitwear, intimate apparel, children's playwear and other apparel. Jeanswear and related products represent over one-half of consolidated sales and earnings and approximately one-half of total assets.
The Company's customers are primarily department, discount and specialty stores throughout the world. One domestic discount store group comprises 10.5% of consolidated sales in 1995.

NOTE A - ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of VF Corporation and all majority owned subsidiaries after elimination of intercompany transactions and profits.

INVENTORIES are stated at the lower of cost or market. Inventories stated on the last-in, first-out basis represent 33% of total 1995 and 1994 inventories. Remaining inventories are valued using the first-in, first-out method.

PROPERTY AND DEPRECIATION: Property, plant and equipment are stated at cost. Depreciation is computed principally by the straight-line method for financial reporting purposes and by accelerated methods for income tax purposes.

INTANGIBLE ASSETS represent the excess of costs over the fair value of net tangible assets of businesses acquired, less accumulated amortization of $208.4 million and $174.0 million in 1995 and 1994. These assets are amortized on the straight-line method over five to forty years.

The Company's policy has been to record an impairment loss against intangible assets when it is determined that the carrying amount of such assets is not recoverable. This evaluation, performed at least annually, is based on a number of factors, including a business unit's expectations for operating income and undiscounted cash flows that will result from the use of such assets.

Effective for fiscal 1996, the Company will adopt Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This Statement requires long-lived assets to be evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, and provides specific measurement guidelines. The Company does not expect this Statement to have a material effect on its 1996 consolidated results of operations.

ADVERTISING COSTS are expensed as incurred and were $230.6 million in 1995, $218.9 million in 1994 and $199.8 million in 1993.

EARNINGS PER SHARE: Primary earnings per share are computed by dividing net income, after deducting preferred dividends, by the weighted average number of common shares outstanding. Fully diluted earnings per share assume the conversion of Preferred Stock and the exercise of stock options that have a dilutive effect.

STOCK-BASED EMPLOYEE BENEFIT PLANS: Compensation expense is not recorded for stock options granted at fair market value. For grants of restricted stock, compensation equal to the market value of shares at the date of grant is deferred and amortized to expense over the vesting period.

RECLASSIFICATIONS: Net royalty income and amortization of intangible assets are included in Other Operating Expense (Income) for 1995. Prior year amounts have been reclassified to conform with this presentation.

USE OF ESTIMATES: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.


NOTE B - ACQUISITIONS

In January 1995, the Company acquired for $12.0 million an 80% interest in a company that manufactures and markets Lee branded products in Mexico. In January 1994, the Company acquired the common stock of H.H. Cutler Company for a total consideration of $154.7 million and the common stock of Nutmeg Industries, Inc. for a total consideration of $352.2 million, of which $349.1 million related to intangible assets of these companies. Both companies manufacture and market licensed apparel. In December 1993, the Company acquired for $17.6 million the principal operating assets of a company that manufactures and markets Belcor branded intimate apparel in Spain.

All acquisitions have been accounted for as purchases, and accordingly the purchase prices have been allocated to the net assets acquired based on fair values at the dates of acquisition. The excess of cost over fair value of the purchased businesses has been allocated to intangible assets and is being amortized primarily over 40 years. Operating results of these companies have been included in the consolidated financial statements since the dates of acquisition.


NOTE C - INVENTORIES

                                                        1995            1994
                                                      --------         --------
                                                          (In thousands)
 Finished products                                    $514,688         $473,646

 Work in process                                       139,721          139,255

 Materials and supplies                                187,498          188,437
                                                      --------         --------
                                                      $841,907         $801,338
                                                      ========         ========


The current cost of inventories stated on the last-in, first-out method (see Note A) is not significantly different from their value determined under the first-in, first-out method.

NOTE D - PROPERTY, PLANT AND EQUIPMENT

                                                  1995            1994
                                               ----------       ----------
                                                     (In thousands)
 Land                                          $   42,605       $   42,745
 Buildings                                        389,135          391,250
 Machinery and equipment                        1,058,644          969,857
                                               ----------       ----------
                                                1,490,384        1,403,852
 Less accumulated depreciation                    740,504          636,841
                                               ----------       ----------
                                               $  749,880       $  767,011
                                               ==========       ==========


NOTE E - SHORT-TERM BORROWINGS


                                                  1995             1994
                                               ----------       ----------
                                                      (In thousands)
 Commercial paper                              $  143,070       $  216,703
 Banks                                             86,875          104,458
                                               ----------       ----------
                                               $  229,945       $  321,161
                                               ==========       ==========


The weighted average interest rate was 6.62% at the end of 1995 and 6.16% at the end of 1994.

The Company maintains an unsecured revolving credit agreement with a group of banks for $750.0 million that supports commercial paper borrowings and is otherwise available for general corporate purposes. The agreement, which extends to 1999, requires a .12% facility fee per year and contains various financial covenants, including minimum net worth and debt ratio requirements. At December 30, 1995, there were no borrowings under the agreement.


NOTE F - ACCRUED LIABILITIES


                                                  1995             1994
                                               ----------       ----------
                                                     (In thousands)
 Income taxes                                  $   44,182       $   43,220
 Compensation                                      49,583           64,147
 Insurance                                         50,805           38,940
 Special charges                                   66,277                -
 Other                                            148,215          151,003
                                               ----------       ----------
                                               $  359,062       $  297,310
                                               ==========       ==========

NOTE G - LONG-TERM DEBT

                                                     1995           1994
                                                   --------       --------
                                                       (In thousands)
 9.50% notes, due 1999                             $100,000       $100,000
 9.50% notes, due 2001                              100,000        100,000
 6.63% notes, due 2003                              100,000        100,000
 7.60% notes, due 2004                              100,000        100,000
 6.75% notes, due 2005                              100,000             -
 9.25% debentures, due 2022                         100,000        100,000
 Capital leases and other                            16,932         19,473
                                                   --------       --------
                                                    616,932        519,473
 Less current portion                                 2,715          2,773
                                                   --------       --------
                                                   $614,217       $516,700
                                                   ========       ========


The scheduled payments of long-term debt are $2.2 million in 1997, $1.1 million in 1998, $100.8 million in 1999 and $2.3 million in 2000. The Company paid interest of $74.4 million in 1995, $83.1 million in 1994 and $70.3 million in 1993.


NOTE H - OTHER LIABILITIES

                                                     1995          1994
                                                   --------       --------
                                                       (In thousands)
 Deferred income taxes                             $ 59,191       $ 64,830
 Deferred compensation                               76,834         49,283
 Other                                               33,367         38,758
                                                   --------       --------
                                                   $169,392       $152,871
                                                   ========       ========



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

The effect of the defined benefit plan on income is as follows:

                                                                           1995          1994         1993
                                                                          --------     --------     --------
                                                                                   (In thousands)
 Service cost - benefits earned during the year                           $ 14,660     $ 16,230     $ 10,337
 Interest cost on projected benefit obligation                              26,409       25,639       22,148
 Actual return on plan assets                                              (68,659)      (5,193)     (34,895)
 Net amortization and deferral                                              44,606      (18,124)      12,574
                                                                          --------     --------     --------
 Pension expense                                                          $ 17,016     $ 18,552     $ 10,164
                                                                          ========     ========     ========


The funded status of the defined benefit plan, based on a September 30 valuation date, is as follows:

                                                                                         1995        1994
                                                                                       --------     --------
                                                                                          (In thousands)
 Present value of vested benefits                                                      $307,952     $251,540
                                                                                       ========     ========
 Present value of accumulated benefits                                                 $333,846     $273,037
                                                                                       ========     ========
 Plan assets at fair value                                                             $358,051     $286,554
 Present value of projected benefits                                                    392,112      313,150
                                                                                       --------     --------
 Funded status                                                                          (34,061)     (26,596)
 Unrecognized net loss                                                                   31,526       22,468
 Unrecognized net asset                                                                 (11,824)     (16,202)
 Unrecognized prior service cost                                                         23,195       28,182
                                                                                       --------     --------
 Pension asset recorded in Other Assets                                                $  8,836     $  7,852
                                                                                       ========     ========


The projected benefit obligation was determined using an assumed discount rate of 7.75% in 1995, 8.25% in 1994 and 7.50% in 1993. The assumption for compensation increases was 5.00% in each year, and the assumption for return on plan assets was 8.75% in each year.

The Company sponsors an Employee Stock Ownership Plan (ESOP) as part of a 401(k) savings plan covering most domestic salaried employees. Contributions made by the Company to the 401(k) plan are based on a specified percentage of employee contributions. Cash contributions by the Company were $5.8 million in 1995, $5.6 million in 1994 and $4.5 million in 1993. Plan expense was $6.2 million in 1995, $6.4 million for 1994 and $6.0 million for 1993, after giving effect to tax-deductible dividends on the Series B Preferred Stock of $4.1 million in 1995, $4.2 million in 1994 and $4.3 million in 1993.

The Company sponsors other savings and profit sharing plans for certain domestic and foreign employees. Expense for these plans totaled $13.3 million in 1995, $9.7 million in 1994 and $7.7 million in 1993.

NOTE J - CAPITAL

Common shares outstanding are net of shares held in treasury of 1,376,976 in 1995, 2,358,675 in 1994 and 1,769,131 in 1993. During 1995, 2,700,000 treasury shares were retired.

There are 25,000,000 authorized shares of Preferred Stock, $1 par value. As of December 30, 1995, 2,000,000 shares are designated as Series A Preferred Stock, of which none have been issued. In addition, 2,105,263 shares are designated as 6.75% Series B Preferred Stock, which were purchased by the ESOP.

There were 1,964,942 shares of Series B Preferred Stock outstanding at December 30, 1995, 2,014,427 shares outstanding at December 31, 1994 and 2,050,491 shares outstanding at January 1, 1994, after share redemptions.

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

The ESOP's purchase of the preferred shares was funded by a loan of $65.0 million from the Company that bears interest at 9.80% and is payable in increasing installments through 2003. Interest related to this loan was $4.9 million in 1995, $5.3 million in 1994 and $5.7 million in 1993. Principal and interest obligations on the loan are satisfied as the Company makes contributions to the savings plan and dividends are paid on the Preferred Stock. As principal payments are made on the loan, shares of Preferred Stock are allocated to participating employees' accounts within the ESOP.


NOTE L - STOCK OPTIONS

The Company has granted to officers, directors and key employees nonqualified stock options under two stock option plans at prices not less than fair market value on the date of grant. Options become exercisable one year after the date of grant and expire ten years after the date of grant unless otherwise specified by the Board of Directors.

Changes in the status of the stock option plans are summarized as follows:

                                                                                                       SHARES
                                                                                  SHARES UNDER      AVAILABLE FOR
                                                                                     OPTION            OPTION
                                                                                  ------------      -------------
 Balance January 1, 1994                                                            4,168,291         2,115,446
 Options granted                                                                    1,015,475        (1,015,475)
 Options exercised at $13.03 to $45.20 per share                                     (265,408)                -
 Options canceled                                                                    (178,870)          174,869
                                                                                    ---------        ----------
 Balance December 31, 1994                                                          4,739,488         1,274,840
 Options granted                                                                    1,088,775        (1,088,775)
 Options exercised at $16.19 to $48.00 per share                                     (992,710)                -
 Options canceled                                                                     (73,504)           69,100
                                                                                    ---------        ----------
 Balance December 30, 1995                                                          4,762,049           255,165
                                                                                    =========        ==========
 Options exercisable at December 30, 1995 at $16.19 to $57.20 per share             3,673,274
                                                                                    =========



The Company has granted to a key employee 5,130 shares of restricted stock that vest in 2006. The Company has 300,000 shares available for future grants under the 1995 Key Employee Restricted Stock Plan.


NOTE M - SPECIAL CHARGES

During the fourth quarter of 1995, the Company recorded special charges totaling $155.9 million ($1.61 per share) to address changes in consumer buying habits and the increasingly competitive retail environment that have occurred in the apparel industry. These charges are aimed at reducing the Company's overall cost structure, including both manufacturing and administrative costs, through the closure of higher cost manufacturing facilities and personnel reductions in administrative positions. In addition, included in the charges are provisions related to better align inventories to existing retailer and consumer requirements.

These actions affect approximately 7,800 of the Company's employees in manufacturing and headquarters locations throughout North America and Europe. Charges related to personnel reductions, including severance and related benefits, total $46.9 million. As of December 30, 1995, 1,969 employees have been terminated and $6.7 million of termination benefits have been paid. The remainder of the employees included in the cost reduction initiatives are generally located at manufacturing facilities and will work through the plant closing transition periods that will end in early 1996. At that time, the remaining cash payments to employees of $40.2 million will be made.

Of the remaining $109.0 million of special provisions, $49.1 million represents charges that require an outlay of cash, including lease and other contract terminations related to the plan for cost reduction. Of this amount, $23.0 million has been paid through December 30, 1995, with the remaining payments to be made principally in 1996. The noncash charges of $59.9 million represent asset write-offs for closed manufacturing facilities and business and inventory realignments.

The special charges were recorded in the consolidated statement of income as follows: Cost of Products Sold - $109.8 million; Marketing, Administrative and General - $41.7 million; Miscellaneous and Other Operating Expense - $4.4 million.


NOTE N - INCOME TAXES

The provision for income taxes is computed based on the following amounts of income before income taxes:


                                                                         1995           1994            1993
                                                                       --------       --------        --------
                                                                                   (In thousands)
 Domestic                                                              $261,437       $409,806        $356,109
 Foreign                                                                 22,698         45,855          43,878
                                                                       --------       --------        --------
                                                                       $284,135       $455,661        $399,987
                                                                       ========       ========        ========


 The provision for income taxes consists of:

                                                                         1995           1994            1993
                                                                       --------       --------        --------
                                                                                   (In thousands)
 Current:
    Federal                                                            $136,863       $149,000        $125,966
    Foreign                                                              32,535         24,649          17,863
    State                                                                11,299         12,978          13,806
                                                                       --------       --------        --------
                                                                        180,697        186,627         157,635
 Deferred, primarily federal                                            (53,853)        (5,502)         (4,063)
                                                                       --------       --------        --------
                                                                       $126,844       $181,125        $153,572
                                                                       ========       ========        ========



The reasons for the difference between income taxes computed by applying the statutory federal income tax rate and income tax expense in the financial statements are as follows:

                                                                         1995           1994            1993
                                                                       --------       --------        --------
                                                                                   (In thousands)
 Tax at federal statutory rate                                         $ 99,448        $159,481       $139,995
 State income taxes, net of federal tax benefit                           7,344           8,436          8,974
 Amortization of intangible assets                                        7,319           7,126          4,234
 Foreign operating losses
    with no current benefit                                              11,169           2,302          2,210
 Other, net                                                               1,564           3,780         (1,841)
                                                                       --------        --------       --------
                                                                       $126,844        $181,125       $153,572
                                                                       ========        ========       ========

Deferred income tax assets and liabilities consist of the following:

                                                                                         1995            1994
                                                                                       --------        --------
                                                                                            (In thousands)
 Deferred income tax assets:
    Employee benefits                                                                  $ 39,567        $ 27,758
    Other accrued expenses                                                               82,453          51,095
    Inventories                                                                          19,603          18,748
    Operating loss carryforwards                                                         27,018          12,988
                                                                                       --------        --------
                                                                                        168,641         110,589
    Valuation allowance                                                                 (22,154)        (10,866)
                                                                                       --------        --------
                                                                                       $146,487        $ 99,723
                                                                                       ========        ========
 Deferred income tax liabilities:
    Depreciation                                                                       $ 62,473        $ 65,767
    Inventories                                                                          22,492          21,207
    Foreign currency translation                                                         11,030           2,454
    Unremitted foreign earnings                                                          11,373          12,812
    Other                                                                                 6,349          11,520
                                                                                       --------        --------
                                                                                       $113,717        $113,760
                                                                                       ========        ========



The Company has $64.2 million of foreign operating loss carryforwards expiring at various dates; a valuation allowance has been provided where it is more likely than not that the deferred tax assets relating to certain of those loss carryforwards will not be realized. Income taxes paid were $172.0 million in 1995; $177.0 million in 1994 and $152.1 million in 1993. Interest income in 1993 includes $24.4 million relating to settlements of tax examinations of acquired companies.


NOTE O - OPERATIONS BY GEOGRAPHIC AREA

                                                                     1995             1994            1993
                                                                  ----------       ----------      ----------
                                                                                 (In thousands)
 Net sales:
    United States                                                 $4,192,435       $4,209,090      $3,678,577
    Foreign                                                          869,864          762,623         641,827
                                                                  ----------       ----------      ----------
                                                                  $5,062,299       $4,971,713      $4,320,404
                                                                  ==========       ==========      ==========

 Operating income:
    United States                                                 $  328,878       $  493,922      $  406,414
    Foreign                                                           59,173           75,253          66,149
                                                                  ----------       ----------      ----------
                                                                     388,051          569,175         472,563
 Corporate expenses                                                  (40,661)         (38,669)        (38,083)
 Interest, net                                                       (66,217)         (70,984)        (37,387)
 Miscellaneous, net                                                    2,962           (3,861)          2,894
                                                                  ----------       ----------      ----------
 Income before income taxes                                       $  284,135       $  455,661      $  399,987
                                                                  ==========       ==========      ==========

                                                                     1995             1994            1993
                                                                  ----------       ----------      ----------
 Identifiable assets:
   United States                                                  $2,672,864       $2,632,079      $2,178,754
   Foreign                                                           684,426          610,543         562,053
   Corporate                                                          89,781           92,986         136,541
                                                                  ----------       ----------      ----------
                                                                  $3,447,071       $3,335,608      $2,877,348
                                                                  ==========       ==========      ==========


Foreign operations are conducted primarily in Europe. Foreign operations located elsewhere are not significant. Corporate assets consist primarily of cash and cash equivalents. The 1995 special charges (Note M) were incurred as follows: United States - $127.1 million; Foreign - $22.9 million; Corporate
- $2.9 million; Miscellaneous - $3.0 million.


NOTE P - LEASES

The Company leases certain facilities and equipment under noncancelable operating leases. Rental expense was $70.4 million in 1995, $55.5 million in 1994 and $46.9 million in 1993. Future minimum lease payments are $47.8 million, $37.7 million, $29.2 million, $22.8 million and $21.6 million for the years 1996 through 2000 and $60.4 million thereafter.


NOTE Q - FINANCIAL INSTRUMENTS

The following represents the carrying amount and fair value of financial instruments included in the balance sheets:


                                                            DECEMBER 30, 1995           DECEMBER 31, 1994
                                                         -----------------------     ------------------------
                                                         CARRYING         FAIR        CARRYING         FAIR
                                                          AMOUNT         VALUE         AMOUNT         VALUE
                                                         ---------      --------     ----------      --------
                                                             (In thousands)              (In thousands)
 Financial liabilities:
   Short-term borrowings                                  $229,945      $229,945       $321,161      $321,161
   Long-term debt                                          614,217       668,108        516,700       506,900
   Series B Preferred Stock                                 60,667        82,921         62,195        78,361


The fair value of the Company's short-term and long-term debt is estimated based on quoted market prices or values of comparable borrowings. The fair value of the Series B Preferred Stock is based on a valuation by an independent financial consulting firm.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     OF OPERATIONS AND FINANCIAL CONDITION

ANALYSIS OF OPERATIONS

Following increases in sales and net income during the first half of 1995, VF's sales declined in the second half, reflecting a general slowdown in the United States in retail sales. To address the changes that are taking place in overall retail conditions and specifically within apparel, we accelerated our long-term strategy of achieving greater balance in lower cost manufacturing and aggressively addressing our total cost structure. Accordingly, during the fourth quarter of 1995, we recorded special charges of $155.9 million ($1.61 per share) to implement these cost reduction initiatives. These charges included costs to close a number of higher cost domestic manufacturing facilities and to effect reductions in selling and administrative expenses, primarily from personnel reductions at domestic and international division headquarters locations. In addition, the special charges included provisions to better align inventories with the existing consumer and retail environment. A significant portion of the anticipated savings from these actions is expected to be invested in increased advertising and other actions to support and build our brands.


Net sales in 1995 increased by 2% over 1994, resulting primarily from flat unit sales, modest pricing increases and the impact of a weaker U.S. dollar in translating foreign currencies. Sales in 1994 increased 15% over the 1993 level, with approximately one-half of the increase resulting from the January 1994 acquisitions of H.H. Cutler Company (Cutler) and Nutmeg Industries, Inc. (Nutmeg) and the balance resulting primarily from unit volume growth in existing businesses.

Gross margins were 29.3% of sales in 1995, compared with 31.9% in 1994 and 31.1% in 1993. Excluding special charges included in cost of products sold of $109.8 million, gross margins were 31.5% of sales in 1995. The remaining margin decline in 1995 results from provisions for inventory write-downs and manufacturing plant downtime in certain divisions, generally reflecting the slowdown in sales in the United States. The increase in 1994 over 1993 is due to higher margins in the Jeanswear business group resulting from manufacturing efficiencies. In addition, margins in 1993 were impacted by a provision for capacity reduction in knitwear.

Marketing, administrative and general expenses were 22.3% of sales in 1995, compared with 21.0% and 21.1% in 1994 and 1993, respectively. Excluding special charges of $41.7 million in 1995, expenses were 21.5% of sales. The increase in 1995, after excluding the special charges, was due to increased advertising and other marketing expenses on lower than expected sales.

Other operating income and expense consists of net royalty income and amortization of goodwill. Royalty income increased over the three year period, while amortization of goodwill increased in 1994 and 1995 with the January 1994 acquisitions of Cutler and Nutmeg.

Interest expense declined slightly in 1995 due to a lower borrowing level. Interest expense increased in 1994 due to higher borrowings incurred to fund the acquisitions of Cutler and Nutmeg, offset in part by lower interest rates. Interest income in 1993 included $24.4 million related to a refund of prior years' income taxes.

The effective income tax rate was 44.6% in 1995, 39.7% in 1994 and 38.4% in 1993. The rate increase in 1995 over 1994 was due to a higher level of foreign operating losses with no current tax benefit. The increase in 1994 over 1993 resulted from higher nondeductible goodwill amortization arising from the 1994 acquisitions.

OPERATING RESULTS BY BUSINESS GROUP

The Jeanswear business group includes the Lee and Wrangler divisions in the United States and in international markets. Also included is the Girbaud division, which designs and markets licensed products in the United States under the Marithe & Francois Girbaud(R) label. International sales growth in 1995 and 1994 was at a higher rate than in the United States. Operating income in 1995 includes $54.8 million of special charges related to both domestic and international operations. The margin improvement in 1994 resulted from increased manufacturing efficiencies and reduced use of outside contractors in domestic divisions.

The Decorated Knitwear business group consists of Bassett-Walker, JanSport imprinted apparel and, with their acquisitions in 1994, Cutler Sports Apparel and Nutmeg. Operating income in 1995 includes $28.7 million in special charges. The 1994 sales and profit increase resulted from the additions of Cutler and Nutmeg and improvements in our basic fleece and T-shirt business. In addition, 1993 operating results for this group included a $15.0 million provision for reduction of knitwear production capacity at Bassett-Walker.

The Intimate Apparel business group includes the operations of Vanity Fair Mills domestically and the intimate apparel divisions in Europe. Sales of the business group were flat in 1995. The operating loss in 1995 includes $45.4 million in special charges, as well as declines in operating income in both our domestic and international businesses. The sales increase in 1994 was due to growth in our domestic branded and private label businesses.

The Playwear business group consists of Healthtex, the Cutler playwear and sleepwear operations and the preschool sizes of Lee and Wrangler. Growth in playwear sales from the 1993 level resulted from the acquisition of Cutler in 1994. Operating income in the business group in 1995 was impacted by $12.7 million in special charges, as well as lower profits due to continued pricing pressures at retail in this product category. Growth in profits in 1994 included the newly acquired Cutler business and increased profit contributions at other units.

Red Kap, Jantzen and the equipment division of JanSport are the larger components of the Specialty Apparel group. While sales grew in each division during 1994, sales for the group in 1995 were lower due to discontinuation of the Jantzen men's sportswear and sweater businesses. Included in operating income in 1995 are $6.9 million in special charges. Profits increased at each company in 1994, with the exception of Jantzen which incurred a charge for discontinuing its men's businesses.

ANALYSIS OF FINANCIAL CONDITION

In managing its capital structure, VF balances financial leverage with equity to reduce its overall cost of capital, while providing the flexibility to pursue investment opportunities that may become available. It is management's goal to maintain a debt to capital ratio of less than 40%. Our debt to capital ratio was within these guidelines: 32.3% at the end of 1995 and 32.7% at the end of 1994. Despite our stated goal, we will exceed this level if warranted by appropriate investment opportunities.

 .BALANCE SHEETS.

Accounts receivable increased due to higher sales in late 1995. Inventories are higher at the end of 1995, reflecting the anticipation of increased sales that did not materialize in the last half of the year. Total interest-bearing debt was comparable at the end of each year.

Over 15% of our 1995 sales and operating income were derived from international locations. VF's financial position and operating results can be influenced by economic conditions in countries where VF conducts business and by changing foreign currency exchange rates. VF does not hedge the translation of foreign currencies into the U.S. dollar, but we do enter into foreign currency forward contracts to minimize the effect of fluctuating foreign currencies on cash flows from foreign operations. These contracts are not material.

LIQUIDITY AND CASH FLOW

Working capital increased in 1995, and the current ratio increased to 1.9 to 1 from 1.7 to 1 in 1994. Included in current liabilities in 1995 is $66.3 million related to the 1995 special charges, substantially all of which is expected to be paid during 1996.

Cash provided by operations of $324 million in 1995 was lower than 1994 because of lower net income and an increase in working capital. The 1994 amount was significantly higher than prior years due to higher net income and reduced working capital requirements.

Capital expenditures were $155 million in 1995, compared with $133 million and $209 million in 1994 and 1993, respectively. Capital expenditures in 1996 should be comparable with the 1995 level and are expected to be funded by cash flows from operations. In addition, the Company's strong financial position provides substantial unused borrowing capacity to meet other investment opportunities that may arise.

Beginning in late 1994 and continuing through 1995, the Company purchased 2,308,000 shares of its Common Stock in open market transactions for a total of $114.1 million pursuant to an authorization from the Board of Directors to purchase up to three million shares.

Dividends totaled $1.38 per common share in 1995, compared with $1.30 in 1994 and $1.22 in 1993. The dividend payout rate increased to 57% due to lower 1995 earnings, compared with a payout rate of 31% in 1994 and 32% in 1993. The indicated annual dividend rate for 1996 is $1.44 per share. VF has paid dividends on its Common Stock annually since 1941 and intends to maintain a long-term payout rate of 30%.

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

 VF CORPORATION 1995 FINANCIAL SUMMARY


 In thousands, except per share amounts           1995            1994             1993            1992               1991
                                               ----------       ---------       ----------       ---------         ----------
 SUMMARY OF OPERATIONS

 Net sales                                     $5,062,299       $4,971,713       $4,320,404       $3,824,449         $2,952,433
 Cost of  products sold                         3,577,555        3,387,295        2,974,861        2,603,726          2,039,787
 ------------------------------------------------------------------------------------------------------------------------------

 Gross profit                                   1,484,744        1,584,418        1,345,543        1,220,723            912,646
 Marketing, administrative and other            1,137,354        1,053,912          911,063          788,216            604,774
 ------------------------------------------------------------------------------------------------------------------------------

 Operating income                                 347,390          530,506          434,480          432,507            307,872
 Interest, net                                    (66,217)         (70,984)         (37,387)         (53,615)           (55,155)
 Miscellaneous, net                                 2,962           (3,861)           2,894           (3,119)            10,480
 ------------------------------------------------------------------------------------------------------------------------------

 Income before income taxes                       284,135          455,661          399,987          375,773            263,197
 Income taxes                                     126,844          181,125          153,572          138,742            101,867
 ------------------------------------------------------------------------------------------------------------------------------

 Net income                                    $  157,291      $   274,536       $  246,415       $  237,031         $  161,330
 ------------------------------------------------------------------------------------------------------------------------------

 Per share of Common Stock (1)
     Earnings - primary                        $     2.41      $      4.20       $     3.80       $     3.97         $     2.75
     Dividends                                       1.38             1.30             1.22             1.11               1.02
 Average number of common shares
     outstanding                                   63,743           64,620           64,011           58,608             57,152
 Net income as % of average common                    8.8%            16.8%            16.9%            23.0%             18.8%
     shareholders' equity
 Net income as % of average total assets              4.4%             7.9%             8.5%             9.7%           8.0%
 ------------------------------------------------------------------------------------------------------------------------------

 FINANCIAL POSITION

 Accounts receivable, net                      $  629,506      $   613,337       $  511,887       $  493,030         $  333,073
 Inventories                                      841,907          801,338          778,767          742,474            537,027
 Total current assets                           1,667,637        1,551,166        1,500,180        1,365,573          1,071,109
 Property, plant and equipment, net               749,880          767,011          712,759          711,087            577,019
 Total assets                                   3,447,071        3,335,608        2,877,348        2,712,380          2,126,913
 Total current liabilities                        868,320          912,332          659,848          684,002            510,776
 Long-term debt                                   614,217          516,700          527,573          767,641            583,209
 Common shareholders' equity                    1,771,506        1,734,009        1,547,400        1,153,971            938,078
 ------------------------------------------------------------------------------------------------------------------------------

 OTHER STATISTICS

 Working capital                               $  799,317      $   638,834       $  840,332       $  681,571         $  560,333
 Current ratio                                        1.9              1.7              2.3              2.0                2.1
 Debt to total capital ratio (2)                     32.3%            32.7%            30.3%            44.8%              42.2%
 Dividends                                     $   92,038      $    88,223       $   82,831       $   69,552         $   62,712
 Purchase of Common Stock                          86,251           27,878               -                 -                  -
 Cash provided by operations                      323,656          479,401          293,751          123,060            287,172
 Capital expenditures (excluding                  155,206          132,908          209,494          207,202            110,762
     acquisitions)
  Depreciation and amortization                   167,721          158,511          125,765          108,281            90,991
 ------------------------------------------------------------------------------------------------------------------------------

 MARKET DATA

 Market price range (1)                   $57-1/8--46-3/4  $53-3/4--44-1/4  $56-1/2--39-1/2  $57-1/2--38-1/2    $41-1/2--17-5/8
 Book value per common share (1)                    27.92            27.02            23.99            19.39              16.26
 Price earnings ratio -- high-low             23.7 - 19.4      12.8 - 10.5      14.9 - 10.4       14.5 - 9.7         15.1 - 6.4
 Rate of payout (3)                                  57.3%            31.0%            32.1%            28.0%              37.1%
 ------------------------------------------------------------------------------------------------------------------------------


  (1) Per share computations and market price ranges have been adjusted to reflect two-for-one stock split in April 1986.
  (2) Capital is defined as common shareholders' equity plus short-term and long-term debt.
  (3)   Dividends per share divided by earnings per share.



                                      32