Form 10-K, Exhibit 13
period 1997-01-04
V F CORP /PA/
filed 1997-03-26
CIK 103379

                        REPORT OF INDEPENDENT ACCOUNTANTS



Board of Directors and Shareholders
VF Corporation


We have audited the accompanying consolidated balance sheets of VF Corporation as of January 4, 1997 and December 30, 1995, and the related consolidated statements of income, cash flows, and common shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of VF Corporation for the year ended December 31, 1994 were audited by other auditors, whose report dated February 8, 1995 expressed an unqualified opinion on those statements.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VF Corporation at January 4, 1997 and December 30, 1995, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.






Philadelphia, Pennsylvania
February 6, 1997

VF CORPORATION

CONSOLIDATED BALANCE SHEETS

                                                                      JANUARY 4      DECEMBER 30
In thousands                                                            1997            1995
                                                                     -----------     -----------
ASSETS
CURRENT ASSETS
  Cash and equivalents                                               $   270,629     $    84,075
  Accounts receivable, less allowances of
    $40,253 in 1996 and $34,621 in 1995                                  592,942         629,506
  Inventories                                                            730,823         841,907
  Deferred income taxes                                                   90,556          84,952
  Other current assets                                                    21,376          27,197
                                                                     -----------     -----------
    Total current assets                                               1,706,326       1,667,637

PROPERTY, PLANT AND EQUIPMENT                                            721,524         749,880

INTANGIBLE ASSETS                                                        863,930         887,606

OTHER ASSETS                                                             157,755         141,948
                                                                     -----------     -----------
                                                                     $ 3,449,535     $ 3,447,071
                                                                     ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term borrowings                                              $    17,528     $   229,945
  Current portion of long-term debt                                        1,298           2,715
  Accounts payable                                                       320,056         276,598
  Accrued liabilities                                                    427,385         359,062
                                                                     -----------     -----------
    Total current liabilities                                            766,267         868,320


LONG-TERM DEBT                                                           519,058         614,217

OTHER LIABILITIES                                                        164,077         169,392

REDEEMABLE PREFERRED STOCK                                                58,092          60,667
DEFERRED CONTRIBUTIONS TO EMPLOYEE STOCK OWNERSHIP PLAN                  (31,698)        (37,031)
                                                                     -----------     -----------
                                                                          26,394          23,636

COMMON SHAREHOLDERS' EQUITY
  Common Stock, stated value $1;  shares authorized 150,000,000;
    shares outstanding, 63,907,874 in 1996 and 63,438,933 in 1995         63,908          63,439
  Additional paid-in capital                                             668,554         593,976
  Foreign currency translation                                             6,428          20,483
  Retained earnings                                                    1,234,849       1,093,608
                                                                     -----------     -----------
                                                                       1,973,739       1,771,506
                                                                     -----------     -----------
                                                                     $ 3,449,535     $ 3,447,071
                                                                     ===========     ===========

See notes to consolidated financial statements.

VF CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

                                                                 FISCAL YEAR ENDED
                                                    -------------------------------------------

                                                     JANUARY 4      DECEMBER 30     DECEMBER 31
In thousands, except per share amounts                 1997            1995            1994
                                                    -----------     -----------     -----------
NET SALES                                           $ 5,137,178     $ 5,062,299     $ 4,971,713

COSTS AND OPERATING EXPENSES
  Cost of products sold                               3,458,166       3,577,555       3,387,295
  Marketing, administrative and general expenses      1,122,076       1,131,290       1,045,615
  Other operating expense (income)                         (347)          6,064           8,297
                                                    -----------     -----------     -----------
                                                      4,579,895       4,714,909       4,441,207
                                                    -----------     -----------     -----------

OPERATING INCOME                                        557,283         347,390         530,506

OTHER INCOME (EXPENSE)
  Interest income                                        13,406          11,085           9,296
  Interest expense                                      (62,793)        (77,302)        (80,280)
  Miscellaneous, net                                        512           2,962          (3,861)
                                                    -----------     -----------     -----------
                                                        (48,875)        (63,255)        (74,845)
                                                    -----------     -----------     -----------

INCOME BEFORE INCOME TAXES                              508,408         284,135         455,661

INCOME TAXES                                            208,884         126,844         181,125
                                                    -----------     -----------     -----------
NET INCOME                                          $   299,524     $   157,291     $   274,536
                                                    ===========     ===========     ===========


EARNINGS PER COMMON SHARE
  Primary                                           $      4.64     $      2.41     $      4.20
  Fully diluted                                            4.54            2.37            4.10

CASH DIVIDENDS PER COMMON SHARE                     $      1.46     $      1.38     $      1.30

AVERAGE NUMBER OF COMMON SHARES OUTSTANDING              63,646          63,743          64,620

See notes to consolidated financial statements.

VF CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            FISCAL YEAR ENDED
                                                  -------------------------------------
                                                  JANUARY 4    DECEMBER 30   DECEMBER 31
In thousands                                        1997          1995          1994
                                                  ---------     ---------     ---------
OPERATIONS
  Net income                                      $ 299,524     $ 157,291     $ 274,536
  Adjustments to reconcile net income
    to cash provided by operations:
    Depreciation                                    132,440       134,039       126,902
    Amortization of intangible assets                28,138        33,682        31,609
    Other, net                                      (18,239)      (15,048)       (4,973)
    Changes in current assets and liabilities:
      Accounts receivable                            25,270        (2,045)      (45,519)
      Inventories                                   110,807       (31,881)       72,061
      Accounts payable                               43,196       (18,623)       14,559
      Other, net                                     90,318        66,241        10,226
                                                  ---------     ---------     ---------
    Cash provided by operations                     711,454       323,656       479,401

INVESTMENTS
  Capital expenditures                             (138,747)     (155,206)     (132,908)
  Business acquisitions                             (24,284)      (12,004)     (494,751)
  Other, net                                         36,887         4,216         1,053
                                                  ---------     ---------     ---------
    Cash invested                                  (126,144)     (162,994)     (626,606)

FINANCING
  Increase (decrease) in short-term borrowings     (213,746)      (92,655)      282,739
  Proceeds from long-term debt                       15,556        98,718        99,207
  Payment of long-term debt                        (111,522)       (3,123)     (222,718)
  Purchase of Common Stock                          (61,483)      (86,251)      (27,878)
  Cash dividends paid                               (97,036)      (92,038)      (88,223)
  Proceeds from issuance of stock                    67,819        36,015         8,277
  Other, net                                          1,656         3,005         3,979
                                                  ---------     ---------     ---------
    Cash provided (used) by financing              (398,756)     (136,329)       55,383
                                                  ---------     ---------     ---------


NET CHANGE IN CASH AND EQUIVALENTS                  186,554        24,333       (91,822)

CASH AND EQUIVALENTS - BEGINNING OF YEAR             84,075        59,742       151,564
                                                  ---------     ---------     ---------

CASH AND EQUIVALENTS - END OF YEAR                $ 270,629     $  84,075     $  59,742
                                                  =========     =========     =========

See notes to consolidated financial statements.

VF CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

                                                           ADDITIONAL     FOREIGN
                                                COMMON       PAID-IN      CURRENCY      RETAINED
In thousands                                     STOCK       CAPITAL     TRANSLATION    EARNINGS
                                                -------     ---------    -----------   -----------
BALANCE JANUARY 1, 1994                         $64,489     $543,165     $(12,865)     $  952,611

  Net income                                          -            -            -         274,536
  Cash dividends:
    Common Stock                                      -            -            -         (83,994)
    Series B Preferred Stock                          -            -            -          (4,229)
  Tax benefit from Preferred Stock dividends          -            -            -           1,082
  Redemption of Preferred Stock                       -            -            -            (284)
  Purchase of treasury shares                      (588)           -            -         (27,290)
  Exercise of stock options,
    net of shares surrendered                       264        9,762            -             (72)
  Foreign currency translation, net of
    $9,381 deferred income taxes                      -            -       17,422               -
                                                -------     --------     --------      ----------
BALANCE DECEMBER 31, 1994                        64,165      552,927        4,557       1,112,360

  Net income                                          -            -            -         157,291
  Cash dividends:
    Common Stock                                      -            -            -         (87,907)
    Series B Preferred Stock                          -            -            -          (4,131)
  Tax benefit from Preferred Stock dividends          -            -            -             955
  Redemption of Preferred Stock                       -            -            -            (507)
  Restricted stock                                    5         (230)           -             248
  Purchase of treasury shares                    (1,720)           -            -         (84,531)
  Exercise of stock options,
    net of shares surrendered                       989       41,279            -            (170)
  Foreign currency translation, net of
    $8,576 deferred income taxes                      -            -       15,926               -
                                                -------     --------     --------      ----------
BALANCE DECEMBER 30, 1995                        63,439      593,976       20,483       1,093,608
  Net income                                          -            -            -         299,524
  Cash dividends:
    Common Stock                                      -            -            -         (93,020)
    Series B Preferred Stock                          -            -            -          (4,016)
  Tax benefit from Preferred Stock dividends          -            -            -             827
  Redemption of Preferred Stock                       -            -            -          (1,218)
  Restricted stock                                    -           23            -               -
  Purchase of treasury shares                    (1,015)           -            -         (60,468)
  Exercise of stock options,
    net of shares surrendered                     1,484       74,555            -            (388)
  Foreign currency translation, net of
    $7,568 deferred income taxes                      -            -      (14,055)              -
                                                -------     --------     --------      ----------
BALANCE JANUARY 4, 1997                         $63,908     $668,554     $  6,428      $1,234,849
                                                =======     ========     ========      ==========

See notes to consolidated financial statements.

VF CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 4, 1997

VF Corporation's principal business is designing, manufacturing and marketing high quality branded jeanswear, knitwear, intimate apparel, children's playwear and other apparel. Jeanswear and related products represent over one-half of consolidated sales and earnings and approximately one-half of total assets. The Company's customers are primarily department, discount and specialty stores throughout the world. One domestic discount store group comprises 10.3% of consolidated sales in 1996 and 10.5% in 1995.

NOTE A - ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of VF Corporation and all majority owned subsidiaries after elimination of intercompany transactions and profits.

INVENTORIES are stated at the lower of cost or market. Inventories stated on the last-in, first-out basis represent 29% of total 1996 inventories and 33% in 1995. Remaining inventories are valued using the first-in, first-out method.

PROPERTY AND DEPRECIATION: Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, ranging up to 40 years for buildings and 10 years for machinery and equipment.

INTANGIBLE ASSETS represent the excess of costs over the fair value of net tangible assets of businesses acquired, less accumulated amortization of $224.5 million and $208.4 million in 1996 and 1995. These assets are amortized on the straight-line method over five to forty years.

The Company's policy is to evaluate intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. This evaluation is based on a number of factors, including a business unit's expectations for operating income and undiscounted cash flows that will result from the use of such assets.

ADVERTISING COSTS are expensed as incurred and were $271.4 million in 1996, $230.6 million in 1995 and $218.9 million in 1994.

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


NOTE B - ACQUISITIONS

In August 1996, the Company acquired a manufacturer and marketer of flame retardant apparel for $20.8 million. Intangible assets related to this acquisition totaled $18.1 million. During 1995 and 1996, the Company paid a total of $15.5 million for a company that manufactures and markets Lee branded products in Mexico. In January 1994, the Company acquired the common stock of H.H. Cutler Company for a total consideration of $154.7 million and the common stock of Nutmeg Industries, Inc. for a total consideration of $352.2 million, of which $349.1 million related to intangible assets of these companies. Both companies manufacture and market licensed apparel.

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


NOTE C - INVENTORIES

                                                       1996               1995
                                                     --------           --------
                                                           (In thousands)
Finished products                                    $394,962           $514,688
Work in process                                       168,774            139,721
Materials and supplies                                167,087            187,498
                                                     --------           --------
                                                     $730,823           $841,907
                                                     ========           ========

The current cost of inventories stated on the last-in, first-out method (see Note A) is not significantly different from their value determined under the first-in, first-out method.

NOTE D - PROPERTY, PLANT AND EQUIPMENT

                                                       1996              1995
                                                    ----------        ----------
                                                           (In thousands)
Land                                                $   44,244        $   42,605
Buildings                                              402,635           389,135
Machinery and equipment                              1,096,472         1,058,644
                                                    ----------        ----------
                                                     1,543,351         1,490,384
Less accumulated depreciation                          821,827           740,504
                                                    ----------        ----------
                                                    $  721,524        $  749,880
                                                    ==========        ==========


NOTE E - SHORT-TERM BORROWINGS

                                                       1996              1995
                                                    ----------        ----------
                                                           (In thousands)
Commercial paper                                                      $  143,070
Banks                                               $   17,528            86,875
                                                    ----------        ----------
                                                    $   17,528        $  229,945

The weighted average interest rate was 12.6% at the end of 1996 and 6.6% at the end of 1995.

The Company maintains an unsecured revolving credit agreement with a group of banks for $750.0 million that supports commercial paper borrowings and is otherwise available for general corporate purposes. The agreement, which extends to 1999, requires a .12% facility fee per year and contains various financial covenants, including minimum net worth and debt ratio requirements. At January 4, 1997, there were no borrowings under the agreement.


NOTE F - ACCRUED LIABILITIES

                                                       1996              1995
                                                    ----------        ----------
                                                           (In thousands)
Income taxes                                        $   81,419        $   44,182
Compensation                                            87,027            49,583
Insurance                                               64,247            50,805
Special charges (Note M)                                16,218            66,277
Other                                                  178,474           148,215
                                                    ----------        ----------
                                                    $  427,385        $  359,062
                                                    ==========        ==========

NOTE G - LONG-TERM DEBT

                                                      1996               1995
                                                   ----------         ----------
                                                           (In thousands)
9.50% notes, due 1999                                                 $  100,000
9.50% notes, due 2001                              $  100,000            100,000
6.63% notes, due 2003                                 100,000            100,000
7.60% notes, due 2004                                 100,000            100,000
6.75% notes, due 2005                                 100,000            100,000
9.25% debentures, due 2022                            100,000            100,000
Capital leases and other                               20,356             16,932
                                                   ----------         ----------
                                                      520,356            616,932
Less current portion                                    1,298              2,715
                                                   ----------         ----------
                                                   $  519,058         $  614,217
                                                   ==========         ==========

The scheduled payments of long-term debt are $.6 million in each of 1998, 1999 and 2000 and $116.5 million in 2001. The Company paid interest of $62.6 million in 1996, $74.4 million in 1995 and $83.1 million in 1994.


NOTE H - OTHER LIABILITIES

                                                     1996                1995
                                                  ----------          ----------
                                                          (In thousands)
Deferred income taxes                             $   43,131          $   59,191
Deferred compensation                                 84,617              76,834
Other                                                 36,329              33,367
                                                  ----------          ----------
                                                  $  164,077          $  169,392
                                                  ==========          ==========


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

The effect of the defined benefit plan on income is as follows:

                                                     1996            1995            1994
                                                  -----------     -----------     -----------
                                                                 (In thousands)
Service cost - benefits earned during the year    $    17,160     $    14,660     $    16,230
Interest cost on projected benefit obligation          31,060          26,409          25,639
Actual return on plan assets                          (38,049)        (68,659)         (5,193)
Net amortization and deferral                           7,711          44,606         (18,124)
                                                  -----------     -----------     -----------
Pension expense                                   $    17,882     $    17,016     $    18,552
                                                  ===========     ===========     ===========


The funded status of the defined benefit plan, based on a September 30 valuation date, is as follows:

                                                                     1996            1995
                                                                  -----------     -----------
                                                                        (In thousands)

Present value of vested benefits                                  $   326,185     $   307,952
                                                                  ===========     ===========
Present value of accumulated benefits                             $   372,183     $   333,846
                                                                  ===========     ===========
Plan assets at fair value                                         $   405,000     $   358,051
Present value of projected benefits                                   411,295         392,112
                                                                  -----------     -----------
Funded status                                                          (6,295)        (34,061)
Unrecognized net loss                                                  12,387          31,526
Unrecognized net asset                                                 (7,446)        (11,824)
Unrecognized prior service cost                                        18,208          23,195
                                                                  -----------     -----------
Pension asset recorded in Other Assets                            $    16,854     $     8,836
                                                                  ===========     ===========

The projected benefit obligation was determined using an assumed discount rate of 8.0% in 1996, 7.8% in 1995 and 8.3% in 1994. The assumption for compensation increases was 4.5% in 1996 and 5.0% in 1995 and 1994, and the assumption for return on plan assets was 8.8% in each year.

The Company sponsors an Employee Stock Ownership Plan (ESOP) as part of a 401(k) savings plan covering most domestic salaried employees. Contributions made by the Company to the 401(k) plan are based on a specified percentage of employee contributions. Cash contributions by the Company were $5.5 million in 1996, $5.8 million in 1995 and $5.6 million in 1994. Plan expense was $5.7 million in 1996, $6.2 million in 1995 and $6.4 million in 1994, after giving effect to tax-deductible dividends on the Series B Preferred Stock of $4.0 million in 1996, $4.1 million in 1995 and $4.2 million in 1994.

The Company sponsors other savings and retirement plans for certain domestic and foreign employees. Expense for these plans totaled $9.6 million in 1996, $13.3 million in 1995 and $9.7 million in 1994.

NOTE J - CAPITAL

Common shares outstanding are net of shares held in treasury of 2,399,323 in 1996, 1,376,976 in 1995 and 2,358,675 in 1994. During 1995, 2,700,000 treasury shares were retired.

There are 25,000,000 authorized shares of Preferred Stock, $1 par value. As of January 4, 1997, 2,000,000 shares are designated as Series A Preferred Stock, of which none have been issued. In addition, 2,105,263 shares are designated as 6.75% Series B Preferred Stock, which were purchased by the ESOP.

There were 1,881,515 shares of Series B Preferred Stock outstanding at January 4, 1997, 1,964,942 shares outstanding at December 30, 1995 and 2,014,427 shares outstanding at December 31, 1994, after share redemptions.

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

The ESOP's purchase of the preferred shares was funded by a loan of $65.0 million from the Company that bears interest at 9.80% and is payable in increasing installments through 2003. Interest related to this loan was $4.4 million in 1996, $4.9 million in 1995 and $5.3 million in 1994. Principal and interest obligations on the loan are satisfied as the Company makes contributions to the savings plan and dividends are paid on the Preferred Stock. As principal payments are made on the loan, shares of Preferred Stock are allocated to participating employees' accounts within the ESOP.


NOTE L - STOCK OPTIONS

The Company has granted nonqualified stock options to officers, directors and key employees under two stock option plans at prices not less than fair market value on the date of grant. Options become exercisable one year after the date of grant and expire ten years after the date of grant.

Activity in the stock option plans is summarized as follows:

                                                       SHARES          WEIGHTED
                                                       UNDER            AVERAGE
                                                      OPTIONS        EXERCISE PRICE
                                                     ----------      --------------
Balance January 1, 1994                               4,168,291        $   44.61
Options granted                                       1,015,475            47.90
Options exercised                                      (265,408)           31.57
Options canceled                                       (178,870)           53.96
                                                     ----------        ---------
Balance December 31, 1994                             4,739,488            45.69
Options granted                                       1,088,775            52.00
Options exercised                                      (992,710)           36.42
Options canceled                                        (73,504)           50.83
                                                     ----------        ---------
Balance December 30, 1995                             4,762,049            48.99
Options granted                                         361,105            68.94
Options exercised                                    (1,491,288)           45.74
Options canceled                                       (171,225)           49.72
                                                     ----------        ---------
Balance January 4, 1997                               3,460,641        $   52.43
                                                     ==========

Stock options outstanding at January 4, 1997 are summarized as follows:

RANGE OF                                           WEIGHTED AVERAGE       WEIGHTED
EXERCISE                             NUMBER           REMAINING           AVERAGE
 PRICES                            OUTSTANDING     CONTRACTUAL LIFE    EXERCISE PRICE
--------                           -----------     ----------------    --------------
$16-20                                 23,850         3.9 years         $   16.19
 21-30                                 34,300         1.7 years             27.53
 31-40                                218,415         4.4 years             35.48
 41-50                                885,271         7.5 years             46.77
 51-60                              1,937,700         7.3 years             54.74
 61-69                                361,105         9.9 years             68.94
------                              ---------         ---------            ------
$16-69                              3,460,641         7.4 years         $   52.43
                                    =========


All above options are exercisable except for those granted in 1996. There are 36,595 options available for future grants. In December 1996 the Board of Directors adopted the 1996 Stock Compensation Plan, subject to shareholder approval at the April 1997 Annual Meeting. Under the 1996 plan, there are an additional 621,595 options that have been granted at $69.00 per share, subject to shareholder approval of the new plan.

The Company has not recognized compensation expense in connection with stock options grants under the plans. However, had compensation expense been determined based on the fair value of the options on the grant dates, the Company's pro forma net income and both primary and fully diluted earnings per share for 1996 would have been reduced by $6.9 million or $.11 per share. Because options are granted late in the year, the pro forma expense for 1995 would not be meaningful and is therefore not presented.

The fair value of options granted during 1996 was $15.95 per share and of options granted during 1995 was $10.98 per share. Fair value is estimated based on the Black-Scholes option-pricing model with the following assumptions for grants in 1996 and 1995: dividend yield of 2.5%; expected volatility of 20%; risk-free interest rates of 6.5% in 1996 and 5.4% in 1995; and expected lives of 5 years.

The Company has granted to a key employee 5,253 shares of restricted stock that vest in the year 2005. The Company has 300,000 shares available for future grants under the 1995 Key Employee Restricted Stock Plan.


NOTE M - SPECIAL CHARGES

During the fourth quarter of 1995, the Company recorded special charges totaling $155.9 million ($1.61 per share) to address changes in consumer buying habits and the increasingly competitive retail environment that have occurred in the apparel industry. These charges were aimed at reducing the Company's overall cost structure, including both manufacturing and administrative costs, through the closure of higher cost manufacturing facilities and personnel reductions in administrative positions. In addition, included in the charges were provisions related to better align inventories to existing retailer and consumer requirements.

These actions affected approximately 7,700 of the Company's employees in manufacturing and headquarters locations throughout North America and Europe. Charges related to personnel reductions, including severance and related benefits, totaled $46.9 million. Of this amount, $6.7 million was paid in 1995 and $33.3 million was paid in 1996 to approximately 6,200 employees who have been terminated. The remainder of the employees included in the cost reduction initiatives are located at manufacturing and other facilities that are still in the closure process. Remaining cash payments of $6.9 million will be made to those employees during 1997.

The remaining $109.0 million of the 1995 special provisions included noncash charges of $59.9 million for asset write-offs for closed manufacturing facilities and business and inventory realignments and $49.1 million for expected cash charges for lease and other contract terminations. Cash payments totaled $23.0 million in 1995 and $16.8 million in 1996. Remaining cash payments totaling $9.3 million relate to asset disposition and contract and lease termination costs to be paid in 1997.

The special charges were recorded in the 1995 consolidated statement of income as follows: Cost of Products Sold - $109.8 million; Marketing, Administrative and General Expenses - $41.7 million; Miscellaneous and Other Operating Expenses
- $4.4 million.


NOTE N - INCOME TAXES

The provision for income taxes is computed based on the following amounts of income before income taxes:

                                                    1996          1995           1994
                                                  ---------     ---------      ---------
                                                              (In thousands)
Domestic                                          $ 433,959     $ 261,437      $ 409,806
Foreign                                              74,449        22,698         45,855
                                                  ---------     ---------      ---------
                                                  $ 508,408     $ 284,135      $ 455,661
                                                  =========     =========      =========

The provision for income taxes consists of:

                                                    1996          1995           1994
                                                  ---------     ---------      ---------
                                                              (In thousands)
Current:
  Federal                                         $ 179,217     $ 136,863      $ 149,000
  Foreign                                            43,493        32,535         24,649
  State                                              15,894        11,299         12,978
                                                  ---------     ---------      ---------
                                                    238,604       180,697        186,627
Deferred, primarily federal                         (29,720)      (53,853)        (5,502)
                                                  ---------     ---------      ---------
                                                  $ 208,884     $ 126,844      $ 181,125
                                                  =========     =========      =========

The reasons for the difference between income taxes computed by applying the statutory federal income tax rate and income tax expense in the financial statements are as follows:

                                                    1996          1995           1994
                                                  ---------     ---------      ---------
                                                              (In thousands)
Tax at federal statutory rate                     $ 177,943     $  99,448      $ 159,481
State income taxes, net of federal tax benefit       10,331         7,344          8,436
Amortization of intangible assets                     7,091         7,319          7,126
Foreign operating losses
   with no current benefit                            7,109        11,169          2,302
Other, net                                            6,410         1,564          3,780
                                                  ---------     ---------      ---------
                                                  $ 208,884     $ 126,844      $ 181,125
                                                  =========     =========      =========

Deferred income tax assets and liabilities consist of the following:

                                                      1996              1995
                                                    ---------         ---------
                                                           (In thousands)
Deferred income tax assets:
  Employee benefits                                 $  42,582         $  39,567
  Other accrued expenses                               93,922            82,453
  Inventories                                          21,934            19,603
  Operating loss carryforwards                         32,760            27,018
                                                    ---------         ---------
                                                      191,198           168,641
  Valuation allowance                                 (29,296)          (22,154)
                                                    ---------         ---------
                                                    $ 161,902         $ 146,487
                                                    =========         =========
Deferred income tax liabilities:
  Depreciation                                      $  58,848         $  62,473
  Inventories                                          21,596            22,492
  Foreign currency translation                          3,461            11,030
  Unremitted foreign earnings                           6,735            11,373
  Other                                                16,461             6,349
                                                    ---------         ---------
                                                    $ 107,101         $ 113,717
                                                    =========         =========

The Company has $77.4 million of foreign operating loss carryforwards expiring at various dates; a valuation allowance has been provided where it is more likely than not that the deferred tax assets relating to certain of those loss carryforwards will not be realized. Income taxes paid were $177.4 million in 1996, $172.0 million in 1995 and $177.0 million in 1994.


NOTE O - OPERATIONS BY GEOGRAPHIC AREA

                                       1996            1995            1994
                                    -----------     -----------     -----------
                                                  (In thousands)
Net sales:
  United States                     $ 4,203,675     $ 4,192,435     $ 4,209,090
  Foreign                               933,503         869,864         762,623
                                    -----------     -----------     -----------
                                    $ 5,137,178     $ 5,062,299     $ 4,971,713
                                    ===========     ===========     ===========

Operating income:
  United States                     $   481,684     $   328,878     $   493,922
  Foreign                               111,064          59,173          75,253
                                    -----------     -----------     -----------
                                        592,748         388,051         569,175


Corporate expenses                      (35,465)        (40,661)        (38,669)
Interest, net                           (49,387)        (66,217)        (70,984)
Miscellaneous, net                          512           2,962          (3,861)
                                    -----------     -----------     -----------
Income before income taxes          $   508,408     $   284,135     $   455,661
                                    ===========     ===========     ===========

                                     1996              1995              1994
                                  ----------        ----------        ----------
                                                  (In thousands)
Identifiable assets:
United States                     $2,546,162        $2,672,864        $2,632,079
Foreign                              646,410           684,426           610,543
Corporate                            256,963            89,781            92,986
                                  ----------        ----------        ----------
                                  $3,449,535        $3,447,071        $3,335,608
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


NOTE P - LEASES

The Company leases certain facilities and equipment under noncancelable operating leases. Rental expense was $67.0 million in 1996, $70.4 million in 1995 and $55.5 million in 1994. Future minimum lease payments are $45.6 million, $35.5 million, $26.3 million, $22.5 million and $19.4 million for the years 1997 through 2001 and $57.2 million thereafter.


NOTE Q - CONTINGENCIES

The Company has certain contingent liabilities resulting from legal proceedings and claims arising in the ordinary course of business. Management believes that the probable resolution of such contingencies will not have a material adverse effect on the financial position of the Company.


NOTE R - FINANCIAL INSTRUMENTS

The following represents the carrying amount and fair value of financial instruments included in the balance sheets:

                                           1996                    1995
                                    -------------------     ------------------
                                    CARRYING      FAIR      CARRYING     FAIR
                                     AMOUNT       VALUE      AMOUNT      VALUE
                                    --------      -----     --------     -----
                                                    (In thousands)
Financial liabilities:
  Short-term borrowings             $ 17,528    $ 17,528    $229,945    $229,945
  Long-term debt                     519,058     537,698     614,217     668,108
  Series B Preferred Stock            58,092     101,602      60,667      82,921

The fair value of the Company's short-term and long-term debt is estimated based on quoted market prices or values of comparable borrowings. The fair value of the Series B Preferred Stock is based on a valuation by an independent financial consulting firm.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      OF OPERATIONS AND FINANCIAL CONDITION

ANALYSIS OF OPERATIONS

The Company's earnings in 1996 reflect the benefits from actions taken in late 1995 (refer to Note M to the consolidated financial statements) to (1) close a number of higher cost domestic manufacturing facilities and move a greater percentage of our manufacturing to lower cost offshore locations, (2) effect reductions in selling and administrative expenses and (3) reinvest a significant portion of the savings from these actions in increased advertising and other actions to support and build our brands. These initiatives, along with substantially improved inventory positions, contributed substantially to the Company's achievement of record levels of earnings and cash generation in 1996.

         Net sales in 1996 increased by 1% over 1995. Unit sales declined by 2%, but average prices increased, primarily due to changes in product mix. Net sales in 1995 increased by 2% over 1994 on flat unit sales. The sales dollar increase resulted from modest price increases and the impact of a weaker U.S. dollar in translating foreign currencies.

         Gross margins were 32.7% of sales in 1996, compared with 29.3% in 1995 and 31.9% in 1994. Gross margins in 1995 included $109.8 million of special charges; excluding these charges, 1995 gross margins were 31.5%. The margin improvement in 1996 over the prior two years, after excluding the special charges in 1995, resulted from lower manufacturing costs attributable to the cost reduction initiatives of late 1995 and, particularly in relation to 1995, lower provisions for inventory write-downs and manufacturing plant downtime.

         Marketing, administrative and general expenses were 21.8% of sales in 1996, compared with 22.3% and 21.0% in 1995 and 1994, respectively. Excluding special charges of $41.7 million in 1995, expenses were 21.5% of sales. During 1996, administrative expenses declined as a result of the cost reduction initiatives undertaken in late 1995, but marketing and promotional expenses increased as a result of the Company's decision to invest more heavily in brand support. The increase in 1995 over 1994, after excluding the special charges, was due to increased advertising and other marketing expenses on lower than expected sales.

         Other operating income and expense includes goodwill amortization expense, offset by net royalty income. Royalty income increased over the three year period, while amortization of goodwill declined in 1996 from expiring amortization periods.

         Net interest expense declined significantly in 1996 as the high level of cash generated from operations was used to reduce borrowings. Net interest expense declined slightly in 1995 from 1994 due to a lower borrowing level.

         The effective income tax rate was 41.1% in 1996, 44.6% in 1995 and 39.7% in 1994. The increase in rate over 1994 is primarily due to a higher level of foreign operating losses with no current tax benefit. The rate in 1995 was unusually high due to the amounts of nondeductible foreign operating losses and goodwill expense in relation to the low level of income before income taxes.

-OPERATING RESULTS BY BUSINESS GROUP-

The Jeanswear business group includes the Lee, Wrangler, Rustler and Riders brands in the United States and the Lee, Wrangler and Maverick brands in international markets, primarily in Europe. International sales have been growing at a higher rate than in the United States. Jeanswear operating income in 1995 includes $54.8 million of special charges related to both domestic and international operations. The operating income improvement in 1996 over the prior two years, after excluding special charges in 1995, resulted from lower manufacturing and other product costs, both domestically and abroad.

         The Decorated Knitwear business group consists of the Lee Sport and Nutmeg sports apparel brands, JanSport imprinted apparel, and private label and printwear fleece and T-shirt operations. Sales increased in 1996 due to higher private label fleece and T-shirt volume. Operating income increased substantially in 1996 over the two prior years, even after excluding $28.7 million of special charges in 1995. In addition to higher sales volume, this increase resulted from improved operating margins within the sports apparel businesses.

         The Intimate Apparel business group includes the Vanity Fair and Vassarette brands as well as a private label business in the United States, along with a number of brands in Europe, primarily in France and Spain. Sales declined in 1996 in both the United States and Europe. The operating loss in 1995 includes $45.4 million in special charges. Otherwise, the declines in operating income have been primarily volume related.

         The Playwear business group consists of the Healthtex brand, the preschool sizes of Lee and Wrangler, Nike licensed products and playwear and sleepwear products imprinted with characters licensed from The Walt Disney Company and others. Operating income in the business group in 1995 was impacted by $12.7 million in special charges. The overall decline in this category from 1994 resulted from manufacturing and operating difficulties along with continued pricing pressures at retail.

         The Specialty Apparel business group includes Red Kap occupational apparel, Jantzen swim and casual apparel and JanSport brand daypacks and equipment. Sales grew in each brand in 1996. Sales in the business group declined in 1995 as a result of the discontinuation of the Jantzen men's sportswear and sweater businesses. Operating income increased in each brand in 1996, even after excluding $6.9 million of special charges in 1995.

ANALYSIS OF FINANCIAL CONDITION

In managing its capital structure, VF balances financial leverage with equity to reduce its overall cost of capital, while providing the flexibility to pursue investment opportunities that may become available. It is management's goal to maintain a debt to capital ratio of less than 40%. Our debt to capital ratio was within these guidelines: 21.4% at the end of 1996 and 32.3% at the end of 1995. Despite our stated goal, we will exceed this level if warranted by appropriate investment opportunities.

-BALANCE SHEETS-

Accounts receivable was lower at the end of 1996 than 1995, despite higher fourth quarter sales. The timing of our fiscal year-end in 1996 provided for an additional week of cash collections in January.

         Inventories are lower at the end of 1996, reflecting improvements in inventory management and controls. Total inventories are at their lowest level since 1991.

         All domestic short-term borrowings were repaid during 1996 from the strong cash flow from operations. The remaining balance in short-term borrowings represents amounts due to international lenders only. In addition, during 1996, the Company called for redemption $100 million of its long-term debt originally due in 1999. No further debt reductions were made in 1996, despite cash availability, as there are no long-term debt maturities until the year 2001.

         Over 18% of our 1996 sales and operating income were derived from international locations. VF's financial position and operating results can be influenced by economic conditions in countries where VF conducts business and by changing foreign currency exchange rates. VF does not hedge the translation of foreign currencies into the U.S. dollar, but we do enter into foreign currency forward contracts to minimize the effect of fluctuating foreign currencies on cash flows from foreign operations. These contracts are not material.

-LIQUIDITY AND CASH FLOW-

Working capital increased in 1996, and the current ratio increased to 2.2 to 1 from 1.9 to 1 in 1995 due to the high cash and low short-term debt levels at the end of 1996.

         Cash provided by operations was a record $711 million for 1996, resulting from higher net income, reduced accounts receivable and inventory levels and an increase in current liabilities. The 1995 amount was lower than 1994 because of lower net income and an increase in working capital requirements.

         Capital expenditures were $139 million in 1996, compared with $155 million and $133 million in 1995 and 1994, respectively. Capital expenditures in 1997 should be somewhat higher than the level of the past three years and are expected to be funded by cash flows from operations. Beginning in late 1994 and continuing through 1996, the Company purchased 3.3 million shares of its Common Stock in open market transactions for a total of $175 million. Of these totals, one million shares were purchased for $61 million during 1996. Under the most recent authorization of the Board of Directors for share repurchase, the Company can purchase up to an additional 4.7 million shares.

         Cash dividends totaled $1.46 per common share in 1996, compared with $1.38 in 1995 and $1.30 in 1994. The dividend payout rate was 31% in 1996, compared with 57% in 1995 due to lower earnings and 31% in 1994. The indicated annual dividend rate for 1997 is $1.52 per share. VF has paid dividends on its Common Stock annually since 1941 and intends to maintain a long-term payout rate of 30%.

         The Company's strong financial position, including existing cash, unused credit lines and a low debt ratio, provides substantial capacity to meet investment opportunities that may arise.

-OTHER MATTERS-

The Company is a defendant in an action initiated in 1990 alleging infringement of a patent allegedly relating to a process, commonly called "acid wash," used in the production of certain denim garments. Similar actions have been brought against other denim apparel manufacturers. The Company is vigorously contesting the action and believes that it has numerous substantive defenses. No trial date has been ordered. Based on currently available information and the advice of counsel, management is not in a position to determine the likelihood of the outcome of the action with certainty. Notwithstanding, management believes at this time that the outcome will not have a material impact on the financial position of the Company.

QUARTERLY RESULTS OF OPERATIONS
In thousands, except per share amounts

                                                                   EARNINGS PER COMMON SHARE   DIVIDENDS PER
                           NET SALES   GROSS PROFIT   NET INCOME   PRIMARY     FULLY DILUTED   COMMON SHARE
                          ----------   ------------   ----------   -------     -------------   -------------
1996
FIRST QUARTER             $1,158,123    $  380,517     $ 55,930     $ .86          $ .85           $ .36
SECOND QUARTER             1,220,997       396,319       69,892      1.08           1.06             .36
THIRD QUARTER              1,380,919       446,358       91,048      1.42           1.39             .36
FOURTH QUARTER             1,377,139       455,818       82,654      1.28           1.25             .38
                          ----------    ----------     --------     -----          -----           -----
                          $5,137,178    $1,679,012     $299,524     $4.64          $4.54           $1.46
                          ==========    ==========     ========     =====          =====           =====
1995
First quarter             $1,187,587    $  388,439     $ 57,953     $ .89          $ .87           $ .34
Second quarter             1,271,936       400,924       65,237      1.01            .99             .34
Third quarter              1,332,102       412,552       69,718      1.08           1.05             .34
Fourth quarter             1,270,674       282,829      (35,617)*   (0.57)*        (0.57)*           .36
                          ----------    ----------     --------     -----          -----           -----
                          $5,062,299    $1,484,744     $157,291     $2.41          $2.37           $1.38
                          ==========    ==========     ========     =====          =====           =====

1994
First quarter             $1,123,035    $  362,612     $ 52,898     $ .81          $ .79           $ .32
Second quarter             1,186,324       380,175       58,916       .90            .88             .32
Third quarter              1,373,037       442,077       87,804      1.34           1.31             .32
Fourth quarter             1,289,317       399,554       74,918      1.15           1.12             .34
                          ----------    ----------     --------     -----          -----           -----
                          $4,971,713    $1,584,418     $274,536     $4.20          $4.10           $1.30
                          ==========    ==========     ========     =====          =====           =====

* Special charges of $155.9 million reduced net income by $102.5 million ($1.61 per share). See Note M to Consolidated Financial Statements.

SALES AND OPERATING INCOME BY BUSINESS GROUP  (Unaudited)

In thousands       Fiscal year ended    JANUARY 4, 1997     December 30, 1995    December 31, 1994
--------------------------------------------------------------------------------------------------
NET SALES
  Jeanswear                               $ 2,754,039          $ 2,664,930          $ 2,547,131
  Decorated Knitwear                          637,982              619,932              623,272
  Intimate Apparel                            650,197              729,149              724,462
  Playwear                                    382,382              371,717              367,508
  Specialty Apparel                           712,578              676,571              709,340
--------------------------------------------------------------------------------------------------
                                          $ 5,137,178          $ 5,062,299          $ 4,971,713
--------------------------------------------------------------------------------------------------
OPERATING INCOME
  Jeanswear                               $   395,591          $   311,688          $   372,392
  Decorated Knitwear                           52,362                8,039               32,423
  Intimate Apparel                             39,947                 (778)              60,349
  Playwear                                     12,342                2,745               36,457
  Specialty Apparel                            92,160               72,421               75,851
--------------------------------------------------------------------------------------------------
                                              592,402              394,115              577,472
OTHER OPERATING (EXPENSE) INCOME                  347               (6,064)              (8,297)
CORPORATE EXPENSES                            (35,466)             (40,661)             (38,669)
--------------------------------------------------------------------------------------------------
                                          $   557,283          $   347,390          $   530,506
==================================================================================================

                    QUARTERLY COMMON STOCK PRICE INFORMATION

                              1996                1995                1994
                       -----------------   -----------------   -----------------
                         High      Low       High      Low       High      Low
                       -----------------   -----------------   -----------------
First quarter          $56 3/4   $47 5/8   $53 1/8   $47 1/8   $51 7/8   $44 1/2

Second quarter          63 3/8    53 3/4    53 3/4    50 1/2    53 3/4    46

Third quarter           62 3/8    52 1/2    57 1/8    48        52 7/8    46 1/2

Fourth quarter          69 7/8    59        53 5/8    46 3/4    51 5/8    44 1/4

VF CORPORATION 1996 FINANCIAL SUMMARY

In thousands, except per share amounts                 1996                1995                1994
                                                   ------------        ------------        ------------
SUMMARY OF OPERATIONS
Net sales                                          $  5,137,178        $  5,062,299        $  4,971,713
Cost of  products sold                                3,458,166           3,577,555           3,387,295
                                                   ------------        ------------        ------------
Gross profit                                          1,679,012           1,484,744           1,584,418
Marketing, administrative and other                   1,121,729           1,137,354           1,053,912
                                                   ------------        ------------        ------------
Operating income                                        557,283             347,390             530,506
Interest, net                                           (49,387)            (66,217)            (70,984)
Miscellaneous, net                                          512               2,962              (3,861)
                                                   ------------        ------------        ------------
Income before income taxes                              508,408             284,135             455,661
Income taxes                                            208,884             126,844             181,125
                                                   ------------        ------------        ------------
Net income                                         $    299,524        $    157,291        $    274,536
                                                   ------------        ------------        ------------
Per share of Common Stock (1)
  Earnings - primary                               $       4.64        $       2.41        $       4.20
  Dividends                                                1.46                1.38                1.30
Average number of common shares outstanding              63,646              63,743              64,620
Net income as % of average common shareholders'
  equity                                                   16.2%                8.8%               16.8%
Net income as % of average total assets                     8.6%                4.4%                7.9%
                                                   ------------        ------------        ------------
FINANCIAL POSITION
Accounts receivable, net                           $    592,942        $    629,506        $    613,337
Inventories                                             730,823             841,907             801,338
Total current assets                                  1,706,326           1,667,637           1,551,166
Property, plant and equipment, net                      721,524             749,880             767,011
Total assets                                          3,449,535           3,447,071           3,335,608
Total current liabilities                               766,267             868,320             912,332
Long-term debt                                          519,058             614,217             516,700
Common shareholders' equity                           1,973,739           1,771,506           1,734,009
                                                   ------------        ------------        ------------
OTHER STATISTICS
Working capital                                    $    940,059        $    799,317        $    638,834
Current ratio                                               2.2                 1.9                 1.7
Debt to total capital ratio (2)                            21.4%               32.3%               32.7%
Dividends                                          $     97,036        $     92,038        $     88,223
Purchase of Common Stock                                 61,483              86,251              27,878
Cash provided by operations                             711,454             323,656             479,401
Capital expenditures (excluding acquisitions)           138,747             155,206             132,908
Depreciation and amortization                           160,578             167,721             158,511
                                                   ------------        ------------        ------------
MARKET DATA
Market price range (1)                             $69 7/8 - 47 5/8    $57 1/8 - 46 3/4    $53 3/4 - 44 1/4
Book value per common share (1)                           30.88               27.92               27.02
Price earnings ratio -- high-low                    15.1 - 10.3         23.7 - 19.4         12.8 - 10.5
Rate of payout (3)                                         31.5%               57.3%               31.0%


In thousands, except per share amounts                 1993                1992
                                                   ------------        ------------
SUMMARY OF OPERATIONS
Net sales                                          $  4,320,404        $  3,824,449
Cost of  products sold                                2,974,861           2,603,726
                                                   ------------        ------------
Gross profit                                          1,345,543           1,220,723
Marketing, administrative and other                     911,063             788,216
                                                   ------------        ------------
Operating income                                        434,480             432,507
Interest, net                                           (37,387)            (53,615)
Miscellaneous, net                                        2,894              (3,119)
                                                   ------------        ------------
Income before income taxes                              399,987             375,773
Income taxes                                            153,572             138,742
                                                   ------------        ------------
Net income                                         $    246,415        $    237,031
                                                   ============        ============
Per share of Common Stock (1)
  Earnings - primary                               $       3.80        $       3.97
  Dividends                                                1.22                1.11
Average number of common shares outstanding              64,011              58,608
Net income as % of average common shareholders'
  equity                                                   16.9%               23.0%
Net income as % of average total assets                     8.5%                9.7%
                                                   ------------        ------------
FINANCIAL POSITION
Accounts receivable, net                           $    511,887        $    493,030
Inventories                                             778,767             742,474
Total current assets                                  1,500,180           1,365,573
Property, plant and equipment, net                      712,759             711,087
Total assets                                          2,877,348           2,712,380
Total current liabilities                               659,848             684,002
Long-term debt                                          527,573             767,641
Common shareholders' equity                           1,547,400           1,153,971
                                                   ------------        ------------
OTHER STATISTICS
Working capital                                    $    840,332        $    681,571
Current ratio                                               2.3                 2.0
Debt to total capital ratio (2)                            30.3%               44.8%
Dividends                                          $     82,831        $     69,552
Purchase of Common Stock                                      -                   -
Cash provided by operations                             293,751             123,060
Capital expenditures (excluding acquisitions)           209,494             207,202
Depreciation and amortization                           125,765             108,281
                                                   ------------        ------------
MARKET DATA
Market price range (1)                             $56 1/2 - 39 1/2    $57 1/2 - 38 1/2
Book value per common share (1)                           23.99               19.39
Price earnings ratio -- high-low                    14.9 - 10.4         14.5 - 9.7
Rate of payout (3)                                         32.1%               28.0%

(1) Per share computations and market price ranges have been adjusted to reflect two-for-one stock split in April 1986.
(2) Capital is defined as common shareholders' equity plus short-term and long-term debt.
(3) Dividends per share divided by earnings per share.

VF BRANDS

CHANNEL OF             JEANSWEAR             INTIMATE              DECORATED             PLAYWEAR              SPECIALTY
DISTRIBUTION                                 APPAREL               KNITWEAR                                    APPAREL
------------------------------------------------------------------------------------------------------------------------------------
DEPARTMENT             Lee                   Vanity Fair           Lee Sport             Healthtex             JanSport
STORES                 Marithe &                                   Nutmeg                Lee                   Jantzen
                          Francois                                                       Nike*                 Nike*
                          Girbaud*
                       Joe Boxer*
------------------------------------------------------------------------------------------------------------------------------------
DISCOUNT               Wrangler              Vassarette            Cutler                Cutler                Wolf Creek
STORES                 Riders                                         Sports             Wrangler              Big Ben
                       Rustler
                       Timber Creek
------------------------------------------------------------------------------------------------------------------------------------
SPECIALTY              Wrangler                                    Nutmeg                                      JanSport
STORES                    Western                                  JanSport                                    Nike*
                       Rugged Wear                                                                             Red Kap
------------------------------------------------------------------------------------------------------------------------------------
INTERNATIONAL          Lee                   Lou                   Nutmeg
                       Wrangler              Bolero
                       Maverick              Carina
                                             Variance
                                             Siltex
                                             Belcor
                                             Intima Cherry
                                             Gemma
------------------------------------------------------------------------------------------------------------------------------------

*licensed