Form 10-K405, Exhibit 13
period 1998-01-03
V F CORP /PA/
filed 1998-03-31
CIK 103379

VF CORPORATION
1997 10-K


EXHIBIT 13 - ANNUAL REPORT TO SECURITY HOLDERS

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                     OF OPERATIONS AND FINANCIAL CONDITION

ANALYSIS OF OPERATIONS

The Company's earnings in 1997 and 1996 reflect the benefits from actions begun in late 1995 (refer to Note M to the consolidated financial statements) to (1) close a number of higher cost domestic manufacturing facilities and move a greater percentage of our manufacturing to lower cost offshore locations, (2) effect reductions in selling and administrative expenses and (3) reinvest a significant portion of the savings from these actions in increased advertising and other actions to support and build our brands. These initiatives contributed substantially to the Company's achievement of record earnings and strong cash flow during both 1997 and 1996.

            Consolidated net sales in 1997 increased by 2% over 1996. Unit sales increased by 1%, and the impact of changes in product mix and pricing increased sales by 2%. Offsetting these increases was the impact of a stronger U.S. dollar in 1997, which in translating foreign currencies into U.S. dollars had the effect of reducing total sales by 1% (and earnings by $.07 per share). Sales in the Company's growth categories - jeanswear, domestic intimate apparel, workwear and daypacks, where marketing efforts are focused to achieve sales increases - advanced at a higher rate than overall sales. Net sales in 1996 increased by 1% over 1995. Unit sales in 1996 declined by 2%, but average prices increased, primarily due to changes in product mix.

            Gross margins were 34.1% of sales in 1997, compared with 32.7% of sales in 1996 and 29.3% in 1995. Gross margins in 1995 included $109.8 million of special charges; excluding these charges, 1995 gross margins were 31.5%. The margin improvement in 1996 over 1995, after excluding the special charges in 1995, resulted from lower manufacturing costs attributable to the cost reduction initiatives of late 1995, plus lower provisions for inventory write-downs and manufacturing plant downtime. The margin improvement in 1997 over 1996 resulted from the continuing shift to lower cost sourcing, lower raw material costs and increased operating efficiencies.

            For the United States market, VF manufactures its products in owned domestic plants and offshore plants, primarily in Mexico. In addition, VF contracts the sewing of products from independent domestic and foreign contractors. There has been a shift over the last two years toward a more balanced sourcing mix, with more products being manufactured in and contracted from lower cost facilities in Mexico and the Caribbean Basin. The amount of domestic sales derived from products manufactured outside the United States has increased to 45% by the end of 1997 from approximately 30% during 1995.

Similarly, in foreign markets, sourcing is being shifted from owned Western European plants to lower cost owned and contracted production outside of Western Europe.

            Marketing, administrative and general expenses were 22.5% of sales in 1997, compared with 21.8% and 22.3% in 1996 and 1995, respectively. Excluding special charges of $41.7 million in 1995, expenses were 21.5% of sales. Marketing and promotional expenses have been increased to support and build the Company's brands, particularly in the targeted growth areas of domestic and international jeanswear, domestic intimate apparel and daypacks. Accordingly, advertising expense increased to 5.9% of sales in 1997 from 5.3% in 1996 and 4.6% in 1995.

            Other operating income and expense includes goodwill amortization expense, offset by net royalty income. Amortization of goodwill declined in 1996 from expiring amortization periods.

            Net interest expense declined significantly in 1997 and 1996 as the high level of cash generated from operations was used to reduce short-term borrowing needs. In addition, interest income includes $10.5 million in 1997 and $2.6 million in 1996 relating to settlements of tax examinations of acquired companies.

            The effective income tax rate was 40.1% in 1997, 41.1% in 1996 and 44.6% in 1995. The effective rate declined in 1997 and 1996 due to reduced foreign operating losses with no current tax benefit and the decline in the relationship of these foreign operating losses and nondeductible goodwill expense to income before income taxes.

ANALYSIS OF FINANCIAL CONDITION

In managing its capital structure, VF balances financial leverage with equity to reduce its overall cost of capital, while providing the flexibility to pursue investment opportunities that may become available. It is management's goal to maintain a debt to capital ratio of less than 40%. Our debt to capital ratio remains within these guidelines: 22.5% at the end of 1997 and 21.4% at the end of 1996. Had the January 1998 acquisition of Bestform Group, Inc. (refer to Note B) occurred as of the end of 1997, the pro forma debt to capital ratio would have been only 27.1%, still well within our target and allowing continued flexibility to pursue similar opportunities for shareholder growth.

BALANCE SHEETS

Inventories are higher at the end of 1997 than at 1996, reflecting a slight slowdown in sales near the end of 1997 due to actions taken to exit some lower profitability business and the effects of conservative inventory planning by our retail customers. Inventories at the end of both 1997 and 1996 are at low historical levels.

            During 1996, the Company repaid all short-term borrowings, except for certain foreign lines of credit, and called for redemption $100 million of its long-term debt originally due in 1999. No further debt reductions were made in 1997 or 1996, despite cash availability, as there are no long-term debt maturities until the year 2001.

LIQUIDITY AND CASH FLOW

Working capital was $835.6 million and the current ratio was 2.1 to 1 at the end of 1997, comparable to the levels at the end of 1996.

            Cash provided by operations was $455 million in 1997, compared with $711 million in 1996. The record level in 1996 resulted from reductions in accounts receivable due to the timing of the year-end, historically low inventory levels and an increase in current liabilities during 1996.

            Capital expenditures were $154 million in 1997, compared with $139 million and $155 million in 1996 and 1995, respectively. Capital expenditures relate to expansion of offshore manufacturing capacity, investments in information systems and ongoing maintenance requirements of our worldwide manufacturing and other facilities. Capital expenditures in 1998 should be somewhat higher than the level of the past three years, due to continuing investments in the Company's information systems, and are expected to be funded by cash flows from operations.

            Beginning in late 1994 and continuing through 1997, the Company purchased 15.8 million shares of its Common Stock in open market transactions, including 9.1 million shares purchased during 1997 for $392 million. These share repurchases were funded by operating cash flows. In February 1998, the Board of Directors authorized the Company to purchase up to an additional 5.0 million shares.

            Cash dividends totaled $.77 per common share in 1997, compared with $.73 in 1996 and $.69 in 1995. The dividend payout rate was 28% in 1997, compared with 31% in 1996 and, due to lower earnings, 57% in 1995. The indicated annual dividend rate for 1998 is $.80 per share. VF has paid dividends on its Common Stock annually since 1941 and intends to maintain a long-term payout rate of 30%.

            The Company's strong financial position, including existing cash balances, unused credit lines and a low debt ratio, provides substantial capacity to meet investment opportunities that may arise.

OTHER MATTERS

Over 16% of our 1997 sales and operating income were derived from foreign operations. VF's financial position and operating results can be influenced by economic conditions in countries where VF conducts business and by changing foreign currency exchange rates. Management monitors foreign currency exposures and may in the ordinary course of business enter into foreign currency forward exchange contracts related to specific foreign currency transactions or anticipated cash flows. These contracts, generally for periods less than six months on certain European currencies, are not material. VF does not hedge the translation of foreign currencies into the U.S. dollar.

            The Company is addressing the Year 2000 issue, in which some computer systems will not properly recognize date-sensitive information when the year changes to 2000. A Year 2000 problem could result in system failure or miscalculations, either in a company's computer systems or in systems of third parties with which a company conducts business. VF believes that, with modifications to existing software and conversion to new software, the Year 2000 issue will not create significant operational problems for the Company's computer systems. The Company's movement toward common computer systems, including modifications and testing related to the Year 2000 issue, is expected to be completed in early 1999. All costs incurred to address the Year 2000 issue are being expensed. Such costs are not expected to significantly affect future operating results.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain statements included in this Annual Report are "forward-looking statements" within the meaning of the federal securities laws. This includes statements concerning plans and objectives of management relating to the Company's operations or economic performance, and assumptions related thereto.

            These forward-looking statements are made based on management's expectations and beliefs concerning future events impacting the Company and therefore involve a number of risks and uncertainties. Management cautions that forward-looking statements are not guarantees and actual results could differ materially from those expressed or implied in the forward-looking statements.

            Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the overall level of consumer spending for apparel; changes in trends in the segments of the market in which the Company competes; the financial strength of the retail industry; actions of competitors that may impact the Company's business; and the impact of unforeseen economic changes in the markets where the Company competes, such as changes in interest rates, currency exchange rates, inflation rates, recession, and other external economic and political factors over which the Company has no control.

 VF CORPORATION

 CONSOLIDATED STATEMENTS OF INCOME


                                                                                       FISCAL YEAR ENDED
                                                                 ----------------------------------------------------------------
                                                                  JANUARY 3                 JANUARY 4                DECEMBER 30
 In thousands, except per share amounts                              1998                      1997                       1995
                                                                 -------------             -----------               ------------
 NET SALES                                                        $5,222,246                $5,137,178                 $5,062,299

 COSTS AND OPERATING EXPENSES
      Cost of products sold                                        3,440,611                 3,458,166                  3,577,555
      Marketing, administrative and general expenses               1,175,598                 1,122,076                  1,131,290
      Other operating expense (income)                                   964                      (347)                     6,064
                                                                 -------------             -----------               ------------
                                                                   4,617,173                 4,579,895                  4,714,909
                                                                 -------------             -----------               ------------
 OPERATING INCOME                                                    605,073                   557,283                    347,390

 OTHER INCOME (EXPENSE)
      Interest income                                                 23,818                    13,406                     11,085
      Interest expense                                               (49,695)                  (62,793)                   (77,302)
      Miscellaneous, net                                               6,684                       512                      2,962
                                                                 -------------             -----------               ------------
                                                                     (19,193)                  (48,875)                   (63,255)
                                                                 -------------             -----------               ------------
 INCOME BEFORE INCOME TAXES                                          585,880                   508,408                    284,135

 INCOME TAXES                                                        234,938                   208,884                    126,844
                                                                 -------------             -----------               ------------
 NET INCOME                                                       $  350,942                $  299,524                 $  157,291
                                                                  ==========                ==========                 ==========

 EARNINGS PER COMMON SHARE

      Basic                                                            $2.76                     $2.32                      $1.20

      Diluted                                                           2.70                      2.28                       1.19

 CASH DIVIDENDS PER COMMON SHARE                                       $ .77                     $ .73                      $ .69



 See notes to consolidated financial statements.

QUARTERLY RESULTS OF OPERATIONS   (Unaudited)

In thousands, except per share amounts

                                                              EARNINGS PER COMMON SHARE   DIVIDENDS PER
                      NET SALES     GROSS PROFIT    NET INCOME   BASIC      DILUTED       COMMON SHARE
                    ------------- ---------------  ----------  ---------   -----------   ----------------
 1997
 FIRST QUARTER        $1,262,781      $  417,837    $ 70,186      $ .54         $ .53               $.19
 SECOND QUARTER        1,255,549         427,650      78,904        .61           .60                .19
 THIRD QUARTER         1,416,906         487,311     108,692        .86           .84                .19
 FOURTH QUARTER        1,287,010         448,837      93,160        .75           .74                .20
                    -------------------------------------------------------------------------------------
                      $5,222,246      $1,781,635    $350,942      $2.76         $2.70               $.77
                    -------------------------------------------------------------------------------------
 1996
 First quarter        $1,158,123      $  380,517    $ 55,930      $ .43         $ .43               $.18
 Second quarter        1,220,997         396,319      69,892        .54           .53                .18
 Third quarter         1,380,919         446,358      91,048        .71           .69                .18
 Fourth quarter        1,377,139         455,818      82,654        .64           .63                .19
                    -------------------------------------------------------------------------------------
                      $5,137,178      $1,679,012    $299,524      $2.32         $2.28               $.73
                    -------------------------------------------------------------------------------------
 1995
 First quarter        $1,187,587      $  388,439    $ 57,953      $ .45         $ .44               $.17
 Second quarter        1,271,936         400,924      65,237        .51           .50                .17
 Third quarter         1,332,102         412,552      69,718        .54           .53                .17
 Fourth quarter        1,270,674         282,829     (35,617) *    (.29) *       (.29) *             .18
                    -------------------------------------------------------------------------------------
                      $5,062,299      $1,484,744    $157,291      $1.20         $1.19               $.69
                    -------------------------------------------------------------------------------------

  * Special charges of $155.9 million reduced net income by $102.5 million ($.80 per share). See Note M to consolidated financial statements.

VF CORPORATION

CONSOLIDATED BALANCE SHEETS

                                                                                      JANUARY 3      JANUARY 4
 In thousands                                                                            1998           1997
                                                                                      ------------  ------------
 ASSETS
 CURRENT ASSETS
      Cash and equivalents                                                             $  124,094     $  270,629
      Accounts receivable, less allowances of
            $39,576 in 1997 and $40,253 in 1996                                           587,934        592,942
      Inventories                                                                         774,755        730,823
      Deferred income taxes                                                                94,750         90,556
      Other current assets                                                                 19,933         21,376
                                                                                      ------------  ------------
           Total current assets                                                         1,601,466      1,706,326

 PROPERTY, PLANT AND EQUIPMENT                                                            705,990        721,524

 INTANGIBLE ASSETS                                                                        814,332        863,930

 OTHER ASSETS                                                                             200,994        157,755
                                                                                      ------------  ------------
                                                                                       $3,322,782     $3,449,535
                                                                                      ============  ============

 LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES
      Short-term borrowings                                                           $   24,191     $   17,528
      Current portion of long-term debt                                                      450          1,298
      Accounts payable                                                                   301,103        320,056
      Accrued liabilities                                                                440,164        427,385
                                                                                      ------------  ------------
           Total current liabilities                                                     765,908        766,267

 LONG-TERM DEBT                                                                          516,226        519,058

 OTHER LIABILITIES                                                                       143,813        164,077

 REDEEMABLE PREFERRED STOCK                                                               56,341         58,092
 DEFERRED CONTRIBUTIONS TO EMPLOYEE STOCK OWNERSHIP PLAN                                 (26,275)       (31,698)
                                                                                      ------------  ------------
                                                                                          30,066         26,394
 COMMON SHAREHOLDERS' EQUITY
      Common Stock, stated value $1; shares authorized 150,000,000; shares outstanding, 121,225,298 in 1997 and 63,907,874
           (before two-for-one stock split) in 1996                                      121,225         63,908
      Additional paid-in capital                                                         744,108        668,554
      Foreign currency translation                                                       (36,110)         6,428
      Retained earnings                                                                1,037,546      1,234,849
                                                                                      ------------  ------------
                                                                                       1,866,769      1,973,739
                                                                                      ------------  ------------
                                                                                      $3,322,782     $3,449,535
                                                                                      ============  ============

 See notes to consolidated financial statements.

VF CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             FISCAL YEAR ENDED
                                                              ----------------------------------------------
                                                              JANUARY 3        JANUARY 4        DECEMBER 30
 In thousands                                                     1998             1997              1995
                                                              ------------    ------------      ------------
 OPERATIONS
      Net income                                                $350,942         $299,524          $157,291
      Adjustments to reconcile net income
           to cash provided by operations:
           Depreciation                                          128,734          132,440           134,039
           Amortization of intangible assets                      27,518           28,138            33,682
           Other, net                                             (9,396)         (18,239)          (15,048)
           Changes in current assets and liabilities:
                Accounts receivable                               (9,972)          25,270            (2,045)
                Inventories                                      (55,677)         110,807           (31,881)
                Accounts payable                                 (12,587)          43,196           (18,623)
                Other, net                                        35,099           90,318            66,241
                                                              ------------    ------------      ------------
           Cash provided by operations                           454,661          711,454           323,656

 INVESTMENTS
      Capital expenditures                                      (154,262)        (138,747)         (155,206)
      Business acquisitions                                      (16,003)         (24,284)          (12,004)
      Other, net                                                 (13,578)          36,887             4,216
                                                              ------------    ------------      ------------
           Cash invested                                        (183,843)        (126,144)         (162,994)

 FINANCING
      Increase (decrease) in short-term borrowings                 8,745         (213,746)          (92,655)
      Proceeds from long-term debt                                     -           15,556            98,718
      Payment of long-term debt                                   (1,253)        (111,522)           (3,123)
      Purchase of Common Stock                                  (391,651)         (61,483)          (86,251)
      Cash dividends paid                                       (100,141)         (97,036)          (92,038)
      Proceeds from issuance of stock                             64,964           67,819            36,015
      Other, net                                                   1,983            1,656             3,005
                                                              ------------    ------------      ------------
           Cash used by financing                               (417,353)        (398,756)         (136,329)
                                                              ------------    ------------      ------------

 NET CHANGE IN CASH AND EQUIVALENTS                             (146,535)         186,554            24,333

 CASH AND EQUIVALENTS - BEGINNING OF YEAR                        270,629           84,075            59,742
                                                              ------------    ------------      ------------

 CASH AND EQUIVALENTS - END OF YEAR                             $124,094         $270,629          $ 84,075
                                                              ============    ============      ============

 See notes to consolidated financial statements.

VF CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

                                                                    ADDITIONAL     FOREIGN
                                                       COMMON        PAID-IN       CURRENCY    RETAINED
 In thousands                                          STOCK         CAPITAL     TRANSLATION   EARNINGS
                                                      -----------  ------------- ------------ -------------
 BALANCE DECEMBER 31, 1994                               $64,165       $552,927       $ 4,557    $1,112,360

      Net income                                               -              -             -       157,291
      Cash dividends:
           Common Stock                                        -              -             -       (87,907)
           Series B Preferred Stock                            -              -             -        (4,131)
      Tax benefit from Preferred Stock dividends               -              -             -           955
      Redemption of Preferred Stock                            -              -             -          (507)
      Restricted Common stock                                  5           (230)            -           248
      Purchase of treasury shares                         (1,720)             -             -       (84,531)
      Exercise of stock options,
           net of shares surrendered                         989         41,279             -          (170)
      Foreign currency translation, net of
           $8,576 deferred income taxes                        -              -        15,926             -
                                                      -----------  ------------- ------------ -------------
 BALANCE DECEMBER 30, 1995                                63,439        593,976        20,483     1,093,608
      Net income                                               -              -             -       299,524
      Cash dividends:
           Common Stock                                        -              -             -       (93,020)
           Series B Preferred Stock                            -              -             -        (4,016)
      Tax benefit from Preferred Stock dividends               -              -             -           827
      Redemption of Preferred Stock                            -              -             -        (1,218)
      Restricted Common stock                                  -             23             -             -
      Purchase of treasury shares                         (1,015)             -             -       (60,468)
      Exercise of stock options,
           net of shares surrendered                       1,484         74,555             -          (388)
      Foreign currency translation, net of
           $7,568 deferred income taxes                        -              -       (14,055)            -
                                                      -----------  ------------- ------------ -------------
 BALANCE JANUARY 4, 1997                                  63,908        668,554         6,428     1,234,849

                                                                     (continued)

VF CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

       (continued)                                                 ADDITIONAL      FOREIGN
                                                      COMMON        PAID-IN        CURRENCY      RETAINED
 In thousands                                         STOCK         CAPITAL      TRANSLATION     EARNINGS
                                                     ------------  ------------  -------------  -------------
 BALANCE JANUARY 4, 1997                               $ 63,908       $668,554      $   6,428      $1,234,849
      Net income                                              -              -              -         350,942
      Cash dividends:
           Common Stock                                       -              -              -         (96,337)
           Series B Preferred Stock                           -              -              -          (3,804)
      Tax benefit from Preferred Stock dividends              -              -              -             700
      Redemption of Preferred Stock                           -              -              -          (1,855)
      Restricted Common stock                                 9           (520)             -             601
      Purchase of treasury shares                        (5,239)             -              -        (386,412)
      Exercise of stock options,
           net of shares surrendered                      1,457         76,074              -             (48)
      Foreign currency translation, net of
           $22,905 deferred income taxes                      -              -        (42,538)              -
      Two-for-one stock split                            61,090              -              -         (61,090)
                                                     ------------  ------------  -------------  -------------
 BALANCE JANUARY 3, 1998                               $121,225       $744,108      $ (36,110)     $1,037,546
                                                     ============  ============  =============  =============

See notes to consolidated financial statements.

VF CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of VF Corporation and all majority owned subsidiaries after elimination of intercompany transactions and profits.

INVENTORIES are stated at the lower of cost or market. Inventories stated on the last-in, first-out method represent 53% of total 1997 inventories and 29% in 1996. Remaining inventories are valued using the first-in, first-out method.

PROPERTY AND DEPRECIATION: Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, ranging up to 40 years for buildings and 10 years for machinery and equipment.

INTANGIBLE ASSETS represent the excess of costs over the fair value of net tangible assets of businesses acquired, less accumulated amortization of $208.3 million and $224.5 million in 1997 and 1996. These assets are amortized on the straight-line method over five to forty years.

The Company's policy is to evaluate intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. This evaluation is based on a number of factors, including a business unit's expectations for operating income and undiscounted cash flows that will result from the use of such assets.

ADVERTISING COSTS are expensed as incurred and were $309.3 million in 1997, $271.4 million in 1996 and $230.6 million in 1995.

STOCK SPLIT: The Company declared a two-for-one stock split effective November 4, 1997. Common Stock increased and Retained Earnings decreased by $61.1 million, representing the stated value of additional shares issued. References in this report to number of shares, per share amounts and stock option data have been restated. Amounts presented in the Consolidated Balance Sheets and Statements of Common Shareholders' Equity are based on actual share amounts outstanding for each period presented.

USE OF ESTIMATES: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

NOTE B - ACQUISITIONS

During the years 1995 through 1997, the Company acquired a total of five businesses, primarily related to jeanswear products, for an aggregate cost of $52.3 million, of which $28.6 million represents intangible assets. All acquisitions have been accounted for as purchases, and accordingly the purchase prices have been allocated to the net assets acquired based on fair values at the dates of acquisition. The excess of cost over fair value of the purchased businesses has been allocated to intangible assets and is being amortized primarily over 40 years. Operating results of these businesses have been included in the consolidated financial statements since the dates of acquisition.

On January 8, 1998, the Company acquired the stock of Bestform Group, Inc. for $184.3 million in cash, plus repayment of $44.4 million of debt. Bestform is a manufacturer and marketer of intimate apparel in the United States, with 1997 sales of $307 million (unaudited).


NOTE C - INVENTORIES

                                            1997                       1996
                                          -------                    -------
                                                   In thousands
 Finished products                       $434,000                   $394,962
 Work in process                          166,947                    168,774
 Materials and supplies                   173,808                    167,087
                                          -------                    -------
                                         $774,755                   $730,823
                                         ========                   ========

The current cost of inventories stated on the last-in, first-out method (see Note A) is not significantly different from their value determined under the first-in, first-out method.

NOTE D - PROPERTY, PLANT AND EQUIPMENT

                                           1997                       1996
                                        ---------                  ---------
                                                    In thousands
 Land                                  $   44,786                 $   44,244
 Buildings                                437,903                    402,635
 Machinery and equipment                1,086,263                  1,096,472
                                       ----------                 ----------
                                        1,568,952                  1,543,351
 Less accumulated depreciation            862,962                    821,827
                                       ----------                 ----------
                                       $  705,990                 $  721,524
                                       ==========                 ==========

NOTE E - SHORT-TERM BORROWINGS

The weighted average interest rate for short-term borrowings, all of which relate to foreign operations, was 10.5% at the end of 1997 and 12.6% at the end of 1996.

The Company maintains an unsecured revolving credit agreement with a group of banks for $750.0 million that supports commercial paper borrowings and is otherwise available for general corporate purposes. The agreement, which extends to 1999, requires a .12% facility fee per year and contains various financial covenants, including minimum net worth and debt ratio requirements. At January 3, 1998, there were no borrowings under the agreement.

NOTE F - ACCRUED LIABILITIES

                                             1997                       1996
                                            --------                   --------
                                                       In thousands
 Income taxes                               $ 86,244                   $ 81,419
 Compensation                                 84,425                     87,027
 Insurance                                    62,153                     64,247
 Special charges (Note M)                          -                     16,218
 Other                                       207,342                    178,474
                                             -------                    -------
                                            $440,164                   $427,385
                                            ========                   ========

NOTE G - LONG-TERM DEBT

                                                  1997                   1996
                                                --------               --------
                                                       In thousands
 9.50% notes, due 2001                          $100,000               $100,000
 6.63% notes, due 2003                           100,000                100,000
 7.60% notes, due 2004                           100,000                100,000
 6.75% notes, due 2005                           100,000                100,000
 9.25% debentures, due 2022                      100,000                100,000
 Other                                            16,676                 20,356
                                                --------               --------
                                                 516,676                520,356
 Less current portion                                450                  1,298
                                                --------               --------
                                                $516,226               $519,058
                                                ========               ========

The scheduled payments of long-term debt are $.6 million in each of the years 1999 and 2000, $114.0 million in 2001 and $.8 million in 2002. The Company paid interest of $48.0 million in 1997, $62.6 million in 1996 and $74.4 million in 1995.

NOTE H - OTHER LIABILITIES

                                        1997                    1996
                                       --------               --------
                                                 In thousands
 Deferred compensation                 $113,727               $ 84,617
 Deferred income taxes                        -                 43,131
 Other                                   30,086                 36,329
                                       --------               --------
                                       $143,813               $164,077
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

The effect of the defined benefit plan on income is as follows:

                                                            1997                  1996                  1995
                                                          --------              --------             --------
                                                                            In thousands
 Service cost - benefits earned during the year           $ 16,726              $ 17,160             $ 14,660
 Interest cost on projected benefit obligation              33,577                31,060               26,409
 Actual return on plan assets                             (115,805)              (38,049)             (68,659)
 Net amortization and deferral                              81,643                 7,711               44,606
                                                          --------              --------             --------
 Pension expense                                          $ 16,141              $ 17,882             $ 17,016
                                                          ========              ========             ========

The funded status of the defined benefit plan, based on a September 30 valuation date, is as follows:

                                                      1997                  1996
                                                     --------              --------
                                                             In thousands
 Present value of vested benefits                    $380,256              $326,185
                                                     --------              --------

 Present value of accumulated benefits               $428,444              $372,183
                                                     --------              --------

 Plan assets at fair value                           $526,087              $405,000
 Present value of projected benefits                  473,940               411,295
                                                     --------              --------
 Funded status                                         52,147                (6,295)
 Unrecognized net (gain) loss                         (37,483)               12,387
 Unrecognized net asset                                (3,068)               (7,446)
 Unrecognized prior service cost                       16,117                18,208
                                                     --------              --------
 Pension asset recorded in Other Assets              $ 27,713              $ 16,854
                                                     ========              ========

The projected benefit obligation was determined using an assumed discount rate of 7.5% in 1997, 8.0% in 1996 and 7.8% in 1995. The assumption for compensation increases was 4.5% in 1997 and 1996 and 5.0% in 1995, and the assumption for return on plan assets was 8.8% in each year.

The Company sponsors an Employee Stock Ownership Plan (ESOP) as part of a 401(k) savings plan covering most domestic salaried employees. Contributions made by the Company to the 401(k) plan are based on a specified percentage of employee contributions. Cash contributions by the Company were $5.7 million in 1997, $5.5 million in 1996 and $5.8 million in 1995. Plan expense was $5.5 million in 1997, $5.7 million in 1996 and $6.2 million in 1995, after giving effect to tax-deductible dividends on the Series B Preferred Stock of $3.8 million in 1997, $4.0 million in 1996 and $4.1 million in 1995.

The Company sponsors other savings and retirement plans for certain domestic and foreign employees. Expense for these plans totaled $9.1 million in 1997, $9.6 million in 1996 and $13.3 million in 1995.


NOTE J - CAPITAL

Common shares outstanding are net of shares held in treasury of 13,910,519 in 1997, 4,798,646 in 1996 and 2,753,952 in 1995. During 1995, 2,700,000
treasury shares were retired.

There are 25,000,000 authorized shares of Preferred Stock, $1 par value. As of January 3, 1998, 2,000,000 shares are designated as Series A Preferred Stock, of which none have been issued. In addition, 2,105,263 shares are designated as 6.75% Series B Preferred Stock, which were purchased by the ESOP.

There were 1,824,820 shares of Series B Preferred Stock outstanding at January 3, 1998, 1,881,515 outstanding at January 4, 1997 and 1,964,942 shares outstanding at December 30, 1995, after share redemptions.

Each outstanding share of Common Stock has one preferred stock purchase right attached. The rights become exercisable ten days after an outside party acquires, or makes an offer for, 15% or more of the Common Stock. Once exercisable, each right will entitle its holder to buy 1/100 share of Series A Preferred Stock for $175. If the Company is involved in a merger or other business combination or an outside party acquires 15% or more of the Common Stock, each right will be modified to entitle its holder (other than the acquiror) to purchase common stock of the acquiring company or, in certain circumstances, VF Common Stock having a market value of twice the exercise price of the right. In some circumstances, rights other than those held by an acquiror may be exchanged for one share of VF Common Stock. The rights, which expire in January 2008, may be redeemed at $.01 per right prior to their becoming exercisable.

NOTE K - REDEEMABLE PREFERRED STOCK

Each share of Series B Preferred Stock has a redemption value of $30.88 plus cumulative accrued dividends, is convertible into 1.6 shares of Common Stock and is entitled to two votes per share along with the Common Stock. The trustee for the ESOP may convert the preferred shares to Common Stock at any time or may cause the Company to redeem the preferred shares under certain circumstances. The Series B Preferred Stock also has preference in liquidation over all other stock issues.

The ESOP's purchase of the preferred shares was funded by a loan of $65.0 million from the Company that bears interest at 9.80% and is payable in increasing installments through 2002. Interest related to this loan was $3.9 million in 1997, $4.4 million in 1996 and $4.9 million in 1995. Principal and interest obligations on the loan are satisfied as the Company makes contributions to the savings plan and dividends are paid on the Preferred Stock. As principal payments are made on the loan, shares of Preferred Stock are allocated to participating employees' accounts within the ESOP.

NOTE L - STOCK OPTIONS

The Company has granted nonqualified stock options to officers, directors and key employees under a stock compensation plan at prices not less than fair market value on the date of grant. Options become exercisable one year after the date of grant and expire ten years after the date of grant.

Activity in the stock compensation plan is summarized as follows:

                                           SHARES                WEIGHTED
                                           UNDER                 AVERAGE
                                          OPTIONS             EXERCISE PRICE
                                         -----------          ---------------
 Balance December 31, 1994                9,478,976                 $22.84
 Options granted                          2,177,550                  26.00
 Options exercised                       (1,985,420)                 18.21
 Options canceled                          (147,008)                 25.41
                                          ---------                 ------
 Balance December 30, 1995                9,524,098                  24.49
 Options granted                          1,965,400                  34.49
 Options exercised                       (2,982,576)                 22.87
 Options canceled                          (342,450)                 24.86
                                          ---------                 ------
 Balance January 4, 1997                  8,164,472                  26.21
 Options exercised                       (2,521,346)                 25.78
 Options canceled                          (131,510)                 29.88
                                          ---------                 ------
 Balance January 3, 1998                  5,511,616                 $28.21
                                          =========

Stock options outstanding at January 3, 1998, all of which are exercisable, are summarized as follows:

 RANGE OF                                                             WEIGHTED AVERAGE                        WEIGHTED
 EXERCISE                                  NUMBER                         REMAINING                           AVERAGE
   PRICES                               OUTSTANDING                   CONTRACTUAL LIFE                     EXERCISE PRICE
-------------                        -----------------              --------------------                 -------------------
 $ 6-10                                   28,800                           2.9 years                             $ 8.09
  11-15                                   41,400                            .9 years                              14.06
  16-20                                  223,430                           3.4 years                              17.62
  21-25                                1,070,976                           6.5 years                              23.40
  26-30                                2,423,910                           6.4 years                              27.32
  31-35                                1,723,100                           8.9 years                              34.49
 ------                                ---------                           ---------                             ------
 $ 6-35                                5,511,616                           7.0 years                             $28.21
                                       =========

The Company does not recognize compensation expense for stock options granted at fair market value, as permitted by the accounting standards. However, had compensation expense been determined based on the fair value of the options on the grant dates, the Company's net income would have been reduced by $9.0 million ($.07 per share) in 1997 and by $6.9 million ($.06 per share) in 1996. Because options were granted late in the year, the pro forma expense for 1995 would not be meaningful and is therefore not presented.

The fair value of options granted during 1996 was $7.97 per share and of options granted during 1995 was $5.49 per share. Fair value is estimated based on the Black-Scholes option-pricing model with the following assumptions for grants in 1996 and 1995: dividend yield of 2.5%; expected volatility of 20%; risk-free interest rates of 6.5% in 1996 and 5.4% in 1995; and expected lives of 5 years.

The Company has granted to key employees 29,030 shares of restricted stock that vest in the year 2005. Compensation equal to the market value of shares at the date of grant is amortized to expense over the vesting period.

There are 5,526,086 shares available for future grants of stock options and restricted stock, of which no more than 1,181,476 may be grants of restricted stock.

NOTE M - SPECIAL CHARGES

During the fourth quarter of 1995, the Company recorded special charges totaling $155.9 million ($.80 per share) to address changes in consumer buying habits and the increasingly competitive retail environment that have occurred in the apparel industry. These charges were aimed at reducing the Company's overall cost structure, including both manufacturing and administrative costs, through the closure of higher cost manufacturing facilities and personnel reductions in administrative positions. In addition, included in the charges were provisions related to better align inventories to existing retailer and consumer requirements.

These actions affected approximately 7,700 of the Company's employees in manufacturing and headquarters locations throughout North America and Europe. Charges related to personnel reductions, including severance and related benefits, totaled $46.9 million. The remaining $109.0 million included noncash charges of $59.9 million for asset write-offs for closed manufacturing facilities and business and inventory realignments and $49.1 million for expected cash charges for lease and other contract terminations. The special charges were recorded in the 1995 consolidated statement of income as follows:
Cost of Products Sold - $109.8 million; Marketing, Administrative and General Expenses - $41.7 million; Miscellaneous and Other Operating Expenses - $4.4 million. Substantially all of the actions have been completed, and costs incurred, by the end of 1997.

NOTE N - INCOME TAXES

The provision for income taxes is computed based on the following amounts of income before income taxes:

                                                           1997                1996                 1995
                                                          --------            --------             --------
                                                                           In thousands
 Domestic                                                 $514,028            $433,959             $261,437
 Foreign                                                    71,852              74,449               22,698
                                                          --------            --------             --------
                                                          $585,880            $508,408             $284,135
                                                          ========            ========             ========

 The provision for income taxes consists of:

                                                           1997                1996                 1995
                                                          --------            --------             --------
                                                                           In thousands
  Current:
      Federal                                             $201,924            $179,217             $136,863
      Foreign                                               46,466              43,493               32,535
      State                                                 19,553              15,894               11,299
                                                          --------            --------             --------
                                                           267,943             238,604              180,697
 Deferred, primarily federal                              (33,005)            (29,720)             (53,853)
                                                          --------            --------             --------
                                                          $234,938            $208,884             $126,844
                                                          ========            ========             ========

The reasons for the difference between income taxes computed by applying the statutory federal income tax rate and income tax expense in the financial statements are as follows:

                                                                          1997                    1996                    1995
                                                                         --------                --------                --------
                                                                                              In thousands
 Tax at federal statutory rate                                           $205,058                $177,943                $ 99,448
 State income taxes, net of federal tax benefit                            12,709                  10,331                   7,344
 Amortization of intangible assets                                          7,084                   7,091                   7,319
 Foreign operating losses
      with no current benefit                                               4,033                   7,109                  11,169
 Other, net                                                                 6,054                   6,410                   1,564
                                                                         --------                --------                --------
                                                                         $234,938                $208,884                $126,844
                                                                         ========                ========                ========

Deferred income tax assets and liabilities consist of the following:

                                                                           1997           1996
                                                                          --------      --------
                                                                             In thousands
 Deferred income tax assets:
      Employee benefits                                                   $ 50,917      $ 42,582
      Inventories                                                           10,450           338
      Other accrued expenses                                                95,841        93,922
      Operating loss carryforwards                                          36,323        32,760
      Foreign currency translation                                          19,444             -
                                                                          --------      --------
                                                                           212,975       169,602
      Valuation allowance                                                  (32,506)      (29,296)
                                                                          --------      --------
                                                                          $180,469      $140,306
                                                                          --------      --------
 Deferred income tax liabilities:

      Depreciation                                                        $ 47,311      $ 58,848
      Foreign currency translation                                               -         3,461
      Unremitted foreign earnings                                            4,142         6,735
      Other                                                                 22,515        16,461
                                                                          --------      --------
                                                                          $ 73,968      $ 85,505
                                                                          ========      ========

The Company has $84.6 million of foreign operating loss carryforwards expiring at various dates; a valuation allowance has been provided where it is more likely than not that the deferred tax assets relating to certain of those loss carryforwards will not be realized. Income taxes paid were $230.1 million in 1997, $177.4 million in 1996 and $172.0 million in 1995. Interest Income includes $10.5 million in 1997 and $2.6 million in 1996 relating to settlements of tax examinations of acquired companies.

NOTE O - OPERATIONS

The Company's principal business is designing, manufacturing and marketing high quality branded jeanswear, intimate apparel, knitwear, children's playwear and other apparel. The Company's customers are primarily department, discount and specialty stores throughout the world. One domestic discount store group comprises 11.1% of consolidated sales in 1997, 10.3% in 1996 and 10.5% in 1995.

Sales and profit by geographic area are as follows:

                                             1997                1996               1995
                                           ----------        ----------         ----------
                                                             In thousands
 Net sales:
      United States                        $4,368,474        $4,203,675         $4,192,435
      Foreign                                 853,772           933,503            869,864
                                           ----------        ----------         ----------
                                           $5,222,246        $5,137,178         $5,062,299
                                           ----------        ----------         ----------
 Operating income:
      United States                        $  531,583        $  481,684         $  328,878
      Foreign                                 117,493           111,064             59,173
                                           ----------        ----------         ----------
                                              649,076           592,748            388,051

 Corporate expenses                           (44,003)          (35,465)           (40,661)
 Interest, net                                (25,877)          (49,387)           (66,217)
 Miscellaneous, net                             6,684               512              2,962
                                           ----------        ----------         ----------
 Income before income taxes                $  585,880        $  508,408         $  284,135
                                           ==========        ==========         ==========

 Identifiable assets:
      United States                        $2,556,809        $2,546,162         $2,672,864
      Foreign                                 606,321           646,410            684,426
      Corporate                               159,652           256,963             89,781
                                           ----------        ----------         ----------
                                           $3,322,782        $3,449,535         $3,447,071
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

Worldwide sales by product category are as follows:

                                    1997               1996               1995
                                  ----------         ----------         ----------
                                                  In thousands
 Jeanswear                        $2,888,967         $2,885,232         $2,792,532
 Intimate apparel                    648,937            650,197            729,149
 Knitwear                            614,798            601,303            582,398
 Other                             1,069,544          1,000,446            958,220
                                  ----------         ----------         ----------
                                  $5,222,246         $5,137,178         $5,062,299
                                  ==========         ==========         ==========

NOTE P - LEASES

The Company leases certain facilities and equipment under noncancelable operating leases. Rental expense was $66.2 million in 1997, $67.0 million in 1996 and $70.4 million in 1995. Future minimum lease payments are $48.1 million, $38.9 million, $31.1 million, $25.0 million and $17.5 million for the years 1998 through 2002 and $40.5 million thereafter.

NOTE Q - EARNINGS PER SHARE

Earnings per share amounts have been restated in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share. This restatement resulted in no material change from amounts previously reported. Earnings per share are computed as follow:

                                                                             1997           1996            1995
                                                                            --------       --------       --------
                                                                            In thousands, except per share amounts
 Basic earnings per share:
      Net income                                                            $350,942       $299,524       $157,291
      Less Preferred Stock dividends
           and redemption premium                                              5,003          4,363          3,683
                                                                            --------       --------       --------
      Net income available for Common Stock                                 $345,939       $295,161       $153,608
                                                                            ========       ========       ========

      Weighted average Common Stock outstanding                              125,504        127,292        127,486

      Basic earnings per share                                              $   2.76       $   2.32       $   1.20
                                                                            ========       ========       ========

 Diluted earnings per share:

      Net income                                                            $350,942       $299,524       $157,291
      Increased ESOP expense if Preferred Stock
           were converted to Common Stock                                      1,227          1,318          1,430
                                                                            --------       --------       --------
      Net income available for Common Stock
           and dilutive securities                                          $349,715       $298,206       $155,861
                                                                            ========       ========       ========

      Weighted average Common Stock outstanding                              125,504        127,292        127,486
      Additional common shares resulting from dilutive securities:
           Preferred Stock                                                     2,955          3,056          3,172
           Stock options                                                       1,261            730            558
                                                                            --------       --------       --------
      Weighted average Common Stock and dilutive securities
       outstanding                                                           129,720        131,078        131,216
                                                                            ========       ========       ========

      Diluted earnings per share                                            $   2.70       $   2.28       $   1.19
                                                                            ========       ========       ========

NOTE R - FINANCIAL INSTRUMENTS

The carrying amount and fair value of financial instruments included in the balance sheets are as follows:

                                                          1997                                        1996
                                           -----------------------------------      --------------------------------------
                                              CARRYING                FAIR                CARRYING                 FAIR
                                                AMOUNT                VALUE                 AMOUNT                 VALUE
                                           ---------------      --------------      -------------------     --------------
                                                                            In thousands
 Financial liabilities:

      Short-term borrowings                  $ 24,191              $ 24,191               $ 17,528              $ 17,528
      Long-term debt                          516,226               543,976                519,058               537,698
      Series B Preferred Stock                 56,341               137,915                 58,092               101,602

The fair value of the Company's short-term and long-term debt is estimated based on quoted market prices or values of comparable borrowings. The fair value of the Series B Preferred Stock is based on a valuation by an independent financial consulting firm.

The Company enters into short-term foreign currency forward exchange contracts to manage exposures related to specific foreign currency transactions or anticipated cash flows. Changes in the fair values of these contracts are recognized currently in operating income. The amounts of the contracts, and related gains and losses, are not material. In addition, the Company has entered into an interest rate swap contract expiring in 1999 related to $100 million of the Company's long-term debt. Net cash flows of the swap contract are included in Interest Expense. The fair value of these foreign currency and swap financial instruments approximates their carrying value.

 In thousands, except per share amounts                         1997               1996               1995
                                                           --------------------------------------------------------
 SUMMARY OF OPERATIONS
 Net sales                                                        $5,222,246          $5,137,178        $5,062,299
 Cost of  products sold                                            3,440,611           3,458,166         3,577,555
 -------------------------------------------------------------------------------------------------------------------
 Gross profit                                                      1,781,635           1,679,012         1,484,744
 Marketing, administrative and other                               1,176,562           1,121,729         1,137,354
 -------------------------------------------------------------------------------------------------------------------
 Operating income                                                    605,073             557,283           347,390
 Interest, net                                                       (25,877)            (49,387)          (66,217)
 Miscellaneous, net                                                    6,684                 512             2,962
 -------------------------------------------------------------------------------------------------------------------
 Income before income taxes                                          585,880             508,408           284,135
 Income taxes                                                        234,938             208,884           126,844
 -------------------------------------------------------------------------------------------------------------------
 Net income                                                       $  350,942          $  299,524        $  157,291
 -------------------------------------------------------------------------------------------------------------------
 Per share of Common Stock 1

 Earnings - basic                                                 $     2.76          $     2.32        $     1.20
 Earnings - diluted                                                      2.7                2.28              1.19
 Dividends                                                               .77                 .73               .69
 Average number of common shares outstanding                         125,504             127,292           127,486
 Net income as % of average common shareholders' equity                 18.2%               16.2%              8.8%
 Net income as % of average total assets                                10.1%                8.6%              4.4%
 -------------------------------------------------------------------------------------------------------------------
 FINANCIAL POSITION

 Accounts receivable, net                                         $  587,934          $  592,942        $  629,506
 Inventories                                                         774,755             730,823           841,907
 Total current assets                                              1,601,466           1,706,326         1,667,637
 Property, plant and equipment, net                                  705,990             721,524           749,880
 Total assets                                                      3,322,782           3,449,535         3,447,071
 Total current liabilities                                           765,908             766,267           868,320
 Long-term debt                                                      516,226             519,058           614,217
 Common shareholders' equity                                       1,866,769           1,973,739         1,771,506
 -------------------------------------------------------------------------------------------------------------------
 OTHER STATISTICS

 Working capital                                                  $  835,558          $  940,059        $  799,317
 Current ratio                                                           2.1                 2.2               1.9
 Debt to capital ratio 2                                                22.5%               21.4%             32.3%
 Dividends                                                        $  100,141          $   97,036        $   92,038
 Purchase of Common Stock                                            391,651              61,483            86,251
 Cash provided by operations                                         454,661             711,454           323,656
 Capital expenditures (excluding acquisitions)                       154,262             138,747           155,206
 Depreciation and amortization                                       156,252             160,578           167,721
 -------------------------------------------------------------------------------------------------------------------
 MARKET DATA

 Market price range 1                                         $48 1/4-32 1/4  $34 15/16-23 13/16   $28 9/16-23 3/8
 Book value per common share 1                                          15.4               15.44             13.96
 Price earnings ratio -- high-low                                17.5 - 11.7         15.1 - 10.3       23.8 - 19.5
 Rate of payout 3                                                       27.9%               31.5%             57.5%
 -------------------------------------------------------------------------------------------------------------------


 In thousands, except per share amounts                          1994               1993
                                                           ---------------------------------
 SUMMARY OF OPERATIONS
 Net sales                                                    $4,971,713         $4,320,404
 Cost of  products sold                                        3,387,295          2,974,861
 ---------------------------------------------------------------------------------------------
 Gross profit                                                  1,584,418          1,345,543
 Marketing, administrative and other                           1,053,912            911,063
 ---------------------------------------------------------------------------------------------
 Operating income                                                530,506            434,480
 Interest, net                                                   (70,984)           (37,387)
 Miscellaneous, net                                              (3,861)              2,894
 ---------------------------------------------------------------------------------------------
 Income before income taxes                                      455,661            399,987
 Income taxes                                                    181,125            153,572
 ---------------------------------------------------------------------------------------------
 Net income                                                   $  274,536         $  246,415
 ---------------------------------------------------------------------------------------------
 Per share of Common Stock 1

 Earnings - basic                                             $     2.10         $     1.90
 Earnings - diluted                                                 2.05               1.85
 Dividends                                                           .65                .61
 Average number of common shares outstanding                     129,240            128,022
 Net income as % of average common shareholders' equity             16.8%              16.9%
 Net income as % of average total assets                             7.9%               8.5%
 ---------------------------------------------------------------------------------------------
 FINANCIAL POSITION

 Accounts receivable, net                                     $  613,337         $  511,887
 Inventories                                                     801,338            778,767
 Total current assets                                          1,551,166          1,500,180
 Property, plant and equipment, net                              767,011            712,759
 Total assets                                                  3,335,608          2,877,348
 Total current liabilities                                       912,332            659,848
 Long-term debt                                                  516,700            527,573
 Common shareholders' equity                                   1,734,009          1,547,400
 ---------------------------------------------------------------------------------------------
 OTHER STATISTICS

 Working capital                                              $  638,834         $  840,332
 Current ratio                                                       1.7                2.3
 Debt to capital ratio 2                                            32.7%              30.3%
 Dividends                                                    $   88,223         $   82,831
 Purchase of Common Stock                                         27,878                  -
 Cash provided by operations                                     479,401            293,751
 Capital expenditures (excluding acquisitions)                   132,908            209,494
 Depreciation and amortization                                   158,511            125,765
 ---------------------------------------------------------------------------------------------
 MARKET DATA

 Market price range 1                                     $26 7/8-22 1/8      $28 1/4-19 3/4
 Book value per common share 1                                     13.51                  12
 Price earnings ratio -- high-low                            12.8 - 10.5         14.9 - 10.4
 Rate of payout 3                                                   31.0%               32.1%
 ----------------------------------------------------------------------------------------------

(1) Per share computations and market price ranges have been adjusted to reflect a two-for-one stock split in November 1997.

(2) Capital is defined as common shareholders' equity plus short-term and long-term debt.

(3) Dividends per share divided by earnings per share.

QUARTERLY COMMON STOCK PRICE INFORMATION

The high and low sales prices for the periods indicated were as follows:


                          1997            1996              1995
__________________________________________________________________________
                     High     Low     High     Low       High     Low
__________________________________________________________________________
First quarter      $3511/16  $ 321/2  $ 283/8  $2313/16  $ 269/16  $239/16

Second quarter       435/8     321/4   3111/16   267/8     267/8    251/4

Third quarter        481/4     429/16   313/16   261/4     289/16    24

Fourth quarter       473/16   4111/16  3415/16   291/2    2613/16   233/8
__________________________________________________________________________

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Shareholders
VF Corporation

We have audited the accompanying consolidated balance sheets of VF Corporation as of January 3, 1998 and January 4, 1997, and the related consolidated statements of income, cash flows, and common shareholders' equity for each of the three fiscal years in the period ended January 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VF Corporation as of January 3, 1998 and January 4, 1997, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 3, 1998 in conformity with generally accepted accounting principles.

Philadelphia, Pennsylvania
February 5, 1998

 QUARTERLY COMMON STOCK PRICE INFORMATION

 The high and low sales prices for the periods indicated were as follows:

                                        1997                    1996                         1995
 -----------------------------------------------------------------------------------------------------------
                                 High          Low        High         Low            High           Low

 -----------------------------------------------------------------------------------------------------------
 First quarter                $35 11/16      $32 1/2     $28 3/8    $23 13/16       $26 9/16        $23 9/16

 Second quarter                  43 5/8       32 1/4    31 11/16       26 7/8         26 7/8          25 1/4

 Third quarter                   48 1/4      42 9/16     31 3/16       26 1/4        28 9/16              24

 Fourth quarter                 47 3/16     41 11/16    34 15/16       29 1/2       26 13/16          23 3/8
 -----------------------------------------------------------------------------------------------------------