Form 10-K, Exhibit 13
period 1999-01-02
V F CORP /PA/
filed 1999-03-31
CIK 103379

                                                                      Exhibit 13


VF Corporation Management's Discussion and Analysis of
Operations and Financial Condition

Analysis of Operations

The Company's record sales and earnings over the last three years reflect the successful results from investments in our product categories targeted for growth and improvement in our businesses focused on enhancing profitability. The decisions to balance our manufacturing base with lower cost offshore locations and to reorganize the Company into six product-based coalitions have resulted in cost reductions and increased efficiency in both domestic and international businesses. We have reinvested a significant portion of the savings from these actions in (1) promotional spending to support and build our brands, (2) investments in technology and (3) expansion of our offshore manufacturing base. Finally, the acquisition of Bestform Group, Inc. in 1998, the conversion of licensed international businesses into owned businesses, and other domestic and international business acquisitions have also contributed to the improved operating results.

The Company classifies all of its businesses into two categories: a "growth" category where investments are made to support top line growth and a "maintenance" category where efforts are focused on increased profitability. In the growth category businesses, which include jeanswear, domestic intimate apparel, workwear and daypacks, sales advanced by $456 million in 1998, including acquisitions. The rate of sales increase in this category was 12% over 1997. Sales in the Company's maintenance category, which includes our knitwear, international intimates, playwear and swimwear businesses, declined by $199 million in 1998 due to lower sales of knitwear products and the elimination of unprofitable product lines.

Net sales in 1997 increased by 2% over 1996. Unit sales in 1997 increased by 1% over 1996, and the impact of changes in product mix and pricing increased sales by 2%. Offsetting these increases was the impact of a stronger U.S. dollar in 1997, which in translating foreign currencies into U.S. dollars had the effect of reducing total sales by 1% (and earnings by $.07 per share).

Gross margins were 34.5% of sales in 1998, compared with 34.1% in 1997 and 32.7% in 1996. The margin improvement over the last two years resulted from the continuing shift to lower cost sourcing, lower raw material costs and increased operating efficiencies.

For the United States market, VF manufactures its products in owned domestic plants and offshore plants, primarily in Mexico. In addition, VF contracts the sewing of products from independent contractors mostly located outside of the U.S. There has been a shift over the last three years toward a more balanced sourcing mix, with more products being manufactured in and contracted from lower cost facilities in Mexico and the Caribbean Basin. The amount of domestic sales derived from products sewn outside the United States has increased to 57% by the end of 1998 from approximately 30% during 1995. Similarly, in foreign markets, sourcing is being shifted from higher cost owned plants located primarily in Western Europe to lower cost owned and contracted production in locations outside of Western Europe.

Marketing, administrative and general expenses were 21.9% of sales in 1998, compared with 22.5% and 21.8% in 1997 and 1996, respectively. Expenses declined as a percent of sales in 1998 due to the benefits of the coalition consolidations and other cost reduction initiatives, partially offset by higher spending on information systems. The increase in 1997 resulted from higher marketing spending, primarily advertising, compared with 1996.

Other operating income and expense includes goodwill amortization expense, offset by net royalty income. Amortization of goodwill increased in 1998 primarily from acquisitions completed during the year, and net royalty income declined in 1998 from the conversion of certain formerly licensed businesses to owned operations.

Net interest expense increased in 1998 due to higher short-term borrowings related to the 1998 business acquisitions. In addition, interest income includes $10.5 million in 1997 and $2.6 million in 1996 relating to settlements of prior years' tax examinations.

The effective income tax rate was 38.5% in 1998, 40.1% in 1997 and 41.1% in 1996. The effective rate declined in 1998 and 1997 due to a reduction in foreign operating losses with no current tax benefit. Also in 1998, the effective rate was reduced by lower state income taxes and higher tax-free income from investments funding compensation plans.

Analysis of Financial Condition
In managing its capital structure, VF balances financial leverage with equity to reduce its overall cost of capital, while providing the flexibility to pursue investment opportunities that may become available. It is management's goal to maintain a debt to capital ratio of less than 40%. Our debt to capital ratio remains within these guidelines: 27.1% at the end of 1998 and 22.5% at the end of 1997.

Balance Sheets
Increases in accounts receivable and inventories at the end of 1998 result primarily from the 1998 acquisitions. In addition, the increase in inventories reflects a higher average cost per unit due to a higher fashion content. Intangible assets and short-term borrowings increased during 1998 due to the acquisitions completed during the year.

Liquidity and Cash Flow
Working capital was $815.1 million and the current ratio was 1.8 to 1 at the end of 1998, compared with $835.6 million and 2.1 to 1 at the end of 1997.

Cash provided by operations was $432.7 million in 1998, $454.7 million in 1997 and $711.5 million in 1996. The record level in 1996 resulted from reductions in accounts receivable due to the timing of the year-end, historically low inventory levels and an increase in current liabilities during 1996.

Capital expenditures were $189.1 million in 1998, compared with $154.3 million and $138.7 million in 1997 and 1996, respectively. Capital expenditures relate to expansion of offshore manufacturing capacity and investments in information systems. Capital expenditures in 1999 are expected to remain at the 1998 level and are expected to be funded by cash flows from operations.

Beginning in late 1994 and continuing through 1998, the Company purchased 19.0 million shares of its Common Stock in open market transactions. During 1998, 3.2 million shares were purchased at a cost of $147.4 million, and 9.1 million shares were purchased during 1997 for $391.7 million. Under its current authorization from the Board of Directors, the Company may purchase up to an additional 2.0 million shares.

Cash dividends totaled $.81 per common share in 1998, compared with $.77 in 1997 and $.73 in 1996. The dividend payout rate was 26% in 1998, compared with 28% in 1997 and 31% in 1996. The indicated annual dividend rate for 1999 is $.84 per share. VF has paid dividends on its Common Stock annually since 1941 and intends to maintain a long-term payout rate of 30%.

The Company's strong financial position, including existing cash balances, unused credit lines and a low debt ratio, provides substantial capacity to meet investment opportunities that may arise.

Foreign Currency Exposures
Over 16% of our 1998 sales and operating income were derived from foreign operations. In addition, a growing percentage of the total product needs to support our domestic businesses are manufactured in foreign countries. VF's financial position and operating results can be influenced by economic conditions in countries where VF conducts business and by changing foreign currency exchange rates. Management monitors foreign currency exposures and may in the ordinary course of business enter into foreign currency forward exchange contracts related to specific foreign currency transactions or anticipated cash flows. These contracts are generally for periods of less than six months and are not material. VF does not hedge the translation of foreign currencies into the U.S. dollar.

A new common currency, the Euro, was created effective January 1, 1999 to eventually replace eleven separate currencies of countries within the European Union. The introduction of the Euro is not expected to have a significant impact on the Company's operating results.

Year 2000 Update
The Year 2000 issue relates to computer systems that will not properly recognize date-sensitive information when the year changes to 2000. A Year 2000 issue that is not properly addressed could result in a system failure or miscalculations. While the Company's products are not directly affected by the Year 2000 problem, its computer systems and equipment, as well as the systems and equipment of its vendors, service providers and customers, may be affected.

Senior management of the Company has established a task force to address Year 2000 issues and regularly reviews its progress with the Board of Directors. The task force activities relate to four broad business categories: (1) infrastructure; (2) applications software; (3) processors embedded in machinery and equipment used in the Company's manufacturing, distribution and administrative operations; and (4) significant third party vendors, service providers and customers. Actions common to evaluation of Year 2000 issues in each of these business categories include:

- Inventorying all date-sensitive systems and equipment
- Assessing compliance and assigning priorities to items identified as not being compliant
- Repairing or replacing items identified as not being compliant
- Testing converted systems and equipment

Infrastructure: This category relates to all mainframe, personal computer and network hardware, as well as operating system software. Approximately 75% of the actions required for this category have been completed at January 2, 1999. All such components are expected to be fully compliant during the second quarter of 1999. The testing phase is ongoing as hardware or system software is remediated, upgraded or replaced and is scheduled to be completed during the second quarter of 1999.

Applications software: This refers to all computer software programs, whether internally developed or purchased from outside parties. Approximately 90% of such software systems are compliant at January 2, 1999, and all software is expected to be fully compliant during the second quarter of 1999. The testing phase has begun and is scheduled to be completed for all critical applications during the second quarter of 1999.

Processors: The Company is currently taking an inventory of all processors embedded in the Company's manufacturing, distribution and administrative equipment. This assessment is expected to be completed during the first quarter of 1999. As Year 2000 issues are noted, the hardware or software is remediated, upgraded or replaced. The testing phase is ongoing and is scheduled to be completed during the second quarter of 1999.

Third Parties: The Company has initiated formal communications with all of its significant vendors, service providers and customers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issues. The communication and evaluation process is ongoing and will include visits to certain critical third parties through the second quarter of 1999.

In addition, contingency plans are being developed and will evolve as the testing phase and third party assessments are completed.

Although the Company expects its critical systems to be compliant by the middle of 1999, it is possible that all Year 2000 problems may not be identified or corrected or that third parties with which the Company has significant relationships will not resolve all of their Year 2000 issues. However, with the investigation and remediation of Year

2000 issues as scheduled, the Company expects to reduce significantly the level of uncertainty about the Year 2000 problem and, in particular, about the Year 2000 compliance and readiness of its material third party relationships. Also, since the Company conducts business with numerous vendors, has numerous manufacturing and distribution facilities around the world and has a broad customer base, the Company believes that the possibility of significant interruptions of normal operations should be reduced. Nevertheless, if there were serious systems failures by the Company or its third party relationships, they could have a material adverse effect on the Company's financial position or results of operations.

The estimated total cost of resolving the Year 2000 issues, including internal personnel and outside vendors and consultants, is approximately $25 million over the period 1997 through 1999, of which $22 million has been spent through January 2, 1999. These costs are being expensed as incurred.

Cautionary Statement on Forward-Looking Statements
From time to time, the Company may make oral or written statements, including statements in this Annual Report, that constitute "forward-looking statements" within the meaning of the federal securities laws. This includes statements concerning plans and objectives of management relating to the Company's operations or economic performance, and assumptions related thereto.

Forward-looking statements are made based on management's expectations and beliefs concerning future events impacting the Company and therefore involve a number of risks and uncertainties. Management cautions that forward-looking statements are not guarantees and actual results could differ materially from those expressed or implied in the forward-looking statements.

Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the overall level of consumer spending for apparel; changes in trends in the segments of the market in which the Company competes; the financial strength of the retail industry; actions of competitors that may impact the Company's business; the Company's ability, and the ability of its suppliers and customers, to adequately address the Year 2000 computer issue; and the impact of unforeseen economic changes in the markets where the Company competes, such as changes in interest rates, currency exchange rates, inflation rates, recession, and other external economic and political factors over which the Company has no control.

VF CORPORATION
CONSOLIDATED BALANCE SHEETS

                                                                             JANUARY 2        JANUARY 3
In thousands                                                                   1999              1998
                                                                            -----------      -----------
ASSETS
CURRENT ASSETS
    Cash and equivalents                                                    $    63,208      $   124,094
    Accounts receivable, less allowances of
        $52,011 in 1998 and $39,576 in 1997                                     705,734          587,934
    Inventories                                                                 954,007          774,755
    Deferred income taxes                                                        99,608           94,750
    Other current assets                                                         25,595           19,933
                                                                            -----------      -----------
        Total current assets                                                  1,848,152        1,601,466
PROPERTY, PLANT AND EQUIPMENT                                                   776,091          705,990
INTANGIBLE ASSETS                                                               951,562          814,332
OTHER ASSETS                                                                    260,861          200,994
                                                                            -----------      -----------
                                                                            $ 3,836,666      $ 3,322,782
                                                                            ===========      ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Short-term borrowings                                                   $   244,910      $    24,191
    Current portion of long-term debt                                               969              450
    Accounts payable                                                            341,126          301,103
    Accrued liabilities                                                         446,001          440,164
                                                                            -----------      -----------
        Total current liabilities                                             1,033,006          765,908

LONG-TERM DEBT                                                                  521,657          516,226

OTHER LIABILITIES                                                               181,750          143,813

REDEEMABLE PREFERRED STOCK                                                       54,344           56,341

DEFERRED CONTRIBUTIONS TO EMPLOYEE STOCK OWNERSHIP PLAN                         (20,399)         (26,275)
                                                                            -----------      -----------

                                                                                 33,945           30,066
COMMON SHAREHOLDERS' EQUITY

     Common Stock, stated value $1; shares authorized 300,000,000;
        shares outstanding, 119,466,101 in 1998 and 121,225,298 in 1997         119,466          121,225
     Additional paid-in capital                                                 801,511          744,108
     Accumulated other comprehensive income                                     (25,639)         (36,110)
     Retained earnings                                                        1,170,970        1,037,546
                                                                            -----------      -----------
        Total common shareholders' equity                                     2,066,308        1,866,769
                                                                            -----------      -----------
                                                                            $ 3,836,666      $ 3,322,782
                                                                            ===========      ===========


See notes to consolidated financial statements.

VF CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

                                                                      FISCAL YEAR ENDED
                                                       ---------------------------------------------
                                                        JANUARY 2        JANUARY 3        JANUARY 4
In thousands, except per share amounts                     1999             1998             1997
                                                       -----------      -----------      -----------
NET SALES                                              $ 5,478,807      $ 5,222,246      $ 5,137,178
COSTS AND OPERATING EXPENSES
    Cost of products sold                                3,586,686        3,440,611        3,458,166
    Marketing, administrative and general expenses       1,198,854        1,175,598        1,122,076
    Other operating expense (income)                         9,098              964             (347)
                                                       -----------      -----------      -----------
                                                         4,794,638        4,617,173        4,579,895
                                                       -----------      -----------      -----------

OPERATING INCOME                                           684,169          605,073          557,283
OTHER INCOME (EXPENSE)
    Interest income                                          6,411           23,818           13,406
    Interest expense                                       (62,282)         (49,695)         (62,793)
    Miscellaneous, net                                       3,300            6,684              512
                                                       -----------      -----------      -----------
                                                           (52,571)         (19,193)         (48,875)
                                                       -----------      -----------      -----------
INCOME BEFORE INCOME TAXES                                 631,598          585,880          508,408
INCOME TAXES                                               243,292          234,938          208,884
                                                       -----------      -----------      -----------
NET INCOME                                             $   388,306      $   350,942      $   299,524
                                                       ===========      ===========      ===========

EARNINGS PER COMMON SHARE
     Basic                                             $      3.17      $      2.76      $      2.32
    Diluted                                                   3.10             2.70             2.28

CASH DIVIDENDS PER COMMON SHARE                        $       .81      $       .77      $       .73



See notes to consolidated financial statements.

VF CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                   FISCAL YEAR ENDED
                                          --------------------------------------
                                          JANUARY 2     JANUARY 3      JANUARY 4
                                             1999          1998           1997
                                          ---------     ---------      ---------
In thousands
NET INCOME                                $ 388,306     $ 350,942      $ 299,524
OTHER COMPREHENSIVE INCOME
    Foreign currency translation, net
        of income taxes                      10,471       (42,538)       (14,055)
                                          ---------     ---------      ---------
COMPREHENSIVE INCOME                      $ 398,777     $ 308,404      $ 285,469
                                          =========     =========      =========



See notes to consolidated financial statements.

VF CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 FISCAL YEAR ENDED
                                                       ---------------------------------------
                                                       JANUARY 2      JANUARY 3      JANUARY 4
In thousands                                             1999           1998           1997
                                                       ---------      ---------      ---------
OPERATIONS
    Net income                                         $ 388,306      $ 350,942      $ 299,524
    Adjustments to reconcile net income
    to cash provided by operations:
        Depreciation                                     128,495        128,734        132,440
        Amortization of intangible assets                 32,890         27,518         28,138
        Other, net                                        31,161         (9,396)       (18,239)
        Changes in current assets and liabilities:
             Accounts receivable                         (48,771)        (9,972)        25,270
             Inventories                                 (52,406)       (55,677)       110,807
             Accounts payable                            (17,013)       (12,587)        43,196
             Other, net                                  (29,983)        35,099         90,318
                                                       ---------      ---------      ---------
       Cash provided by operations                       432,679        454,661        711,454

INVESTMENTS
    Capital expenditures                                (189,059)      (154,262)      (138,747)
     Business acquisitions                              (299,900)       (16,003)       (24,284)
     Other, net                                          (16,943)       (13,578)        36,887
                                                       ---------      ---------      ---------
        Cash invested                                   (505,902)      (183,843)      (126,144)

FINANCING
     Increase (decrease) in short-term borrowings        212,457          8,745       (213,746)
     Proceeds from long-term debt                          4,132             --         15,556
     Payment of long-term debt                            (2,998)        (1,253)      (111,522)
     Purchase of Common Stock                           (147,398)      (391,651)       (61,483)
     Cash dividends paid                                (101,660)      (100,141)       (97,036)
     Proceeds from issuance of Common Stock               45,689         64,964         67,819
     Other, net                                            2,115          1,983          1,656
                                                       ---------      ---------      ---------
        Cash provided (used) by financing                 12,337       (417,353)      (398,756)
                                                       ---------      ---------      ---------
NET CHANGE IN CASH AND EQUIVALENTS                       (60,886)      (146,535)       186,554

CASH AND EQUIVALENTS - BEGINNING OF YEAR                 124,094        270,629         84,075
                                                       ---------      ---------      ---------

CASH AND EQUIVALENTS - END OF YEAR                     $  63,208      $ 124,094      $ 270,629
                                                       =========      =========      =========


See notes to consolidated financial statements.

VF CORPORATION
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

                                                                                      ACCUMULATED
                                                                      ADDITIONAL         OTHER
                                                      COMMON           PAID-IN       COMPREHENSIVE       RETAINED
In thousands                                           STOCK           CAPITAL           INCOME          EARNINGS
                                                    -----------      -----------     -------------     -----------
BALANCE DECEMBER 30, 1995                           $    63,439      $   593,976      $    20,483      $ 1,093,608
    Net income                                               --               --               --          299,524
     Cash dividends:
        Common Stock                                         --               --               --          (93,020)
        Series B Preferred Stock                             --               --               --           (4,016)
     Tax benefit from Preferred Stock dividends              --               --               --              827
     Redemption of Preferred Stock                           --               --               --           (1,218)
     Restricted Common Stock                                 --               23               --               --
     Purchase of treasury shares                         (1,015)              --               --          (60,468)
     Exercise of stock options,
         net of shares surrendered                        1,484           74,555               --             (388)
     Foreign currency translation, net of
        $7,568 deferred income taxes                         --               --          (14,055)              --
                                                    -----------      -----------      -----------      -----------
BALANCE JANUARY 4, 1997                                  63,908          668,554            6,428        1,234,849
     Net income                                              --               --               --          350,942
     Cash dividends:
        Common Stock                                         --               --               --          (96,337)
        Series B Preferred Stock                             --               --               --           (3,804)
    Tax benefit from Preferred Stock dividends               --               --               --              700
    Redemption of Preferred Stock                            --               --               --           (1,855)
    Restricted Common Stock                                   9             (520)              --              601
    Purchase of treasury shares                          (5,239)              --               --         (386,412)
    Exercise of stock options,
         net of shares surrendered                        1,457           76,074               --              (48)
     Foreign currency translation, net of
         $22,905 deferred income taxes                                        --          (42,538)              --
    Two-for-one stock split                              61,090               --               --          (61,090)
                                                    -----------      -----------      -----------      -----------
BALANCE JANUARY 3, 1998                                 121,225          744,108          (36,110)       1,037,546


                                                                     (continued)

VF CORPORATION
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
    (continued)

                                                                                    ACCUMULATED
                                                                     ADDITIONAL        OTHER
                                                      COMMON          PAID-IN      COMPREHENSIVE       RETAINED
In thousands                                          STOCK           CAPITAL          INCOME          EARNINGS
                                                   -----------      -----------    -------------     -----------
BALANCE JANUARY 3, 1998                            $   121,225      $   744,108     $   (36,110)     $ 1,037,546
    Net income                                              --               --              --          388,306
    Cash dividends:
        Common Stock                                        --               --              --          (97,943)
       Series B Preferred Stock                             --               --              --           (3,717)
    Tax benefit from Preferred Stock dividends              --               --              --              568
    Redemption of Preferred Stock                           --               --              --           (2,763)
    Restricted Common Stock                                 19              208              --              (37)
    Purchase of treasury shares                         (3,223)              --              --         (144,175)
    Common Stock held in trust for
       deferred compensation plans                        (233)              --              --           (6,728)
    Exercise of stock options,
       net of shares surrendered                         1,678           57,195              --              (87)
    Foreign currency translation, net of
       $5,638 deferred income taxes                         --               --          10,471               --
                                                   -----------      -----------     -----------      -----------
BALANCE JANUARY 2, 1999                            $   119,466      $   801,511     $   (25,639)     $ 1,170,970
                                                   ===========      ===========     ===========      ===========


See notes to consolidated financial statements.

VF CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 2, 1999

NOTE A - ACCOUNTING POLICIES


PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of VF Corporation and all majority owned subsidiaries after elimination of intercompany transactions and profits.

INVENTORIES are stated at the lower of cost or market. Inventories stated on the last-in, first-out method represent 48% of total 1998 inventories and 53% in 1997. Remaining inventories are valued using the first-in, first-out method.

PROPERTY AND DEPRECIATION: Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, ranging up to 40 years for buildings and 10 years for machinery and equipment.

INTANGIBLE ASSETS represent the excess of costs over the fair value of net tangible assets of businesses acquired, less accumulated amortization of $243.5 million and $208.3 million in 1998 and 1997. These assets are amortized on the straight-line method over ten to forty years.

The Company's policy is to evaluate intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. This evaluation is based on a number of factors, including a business unit's expectations for operating income and undiscounted cash flows that will result from the use of such assets.

ADVERTISING COSTS are expensed as incurred and were $287.5 million in 1998, $309.3 million in 1997 and $271.4 million in 1996.

OTHER COMPREHENSIVE INCOME consists of certain changes in assets and liabilities that are not included in Net Income but are instead reported under generally accepted accounting principles within a separate component of Common Shareholders' Equity. All amounts in Accumulated Other Comprehensive Income relate to foreign currency translation and are net of income taxes at a 35% rate.

STOCK SPLIT: During 1997, the Company declared a two-for-one stock split. Common Stock increased and Retained Earnings decreased by $61.1 million, representing the stated value of additional shares issued. Amounts presented in the Consolidated Statements of Common Shareholders' Equity are based on actual share amounts outstanding for each period presented.

USE OF ESTIMATES: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

NOTE B - ACQUISITIONS

On January 8, 1998, the Company acquired the stock of Bestform Group, Inc. for $184.3 million in cash, plus repayment of $44.4 million of debt. Bestform is a manufacturer and marketer of intimate apparel in the United States. The Company also acquired three other businesses during 1998 for an aggregate cost of $76.1 million. Intangible assets related to these acquisitions totaled $166.2 million. The following unaudited pro forma results of operations assume that these acquisitions had occurred at the beginning of 1997:

                                   1998            1997
                               -----------     -----------
                                 In thousands, except per
                                      share amounts

Net sales                      $ 5,587,378     $ 5,733,355
Net income                         388,743         361,238
Earnings per common share:
    Basic                      $      3.17     $      2.84
    Diluted                           3.10            2.78

During the years 1996 and 1997, the Company acquired a total of four businesses, primarily related to jeanswear products, for an aggregate cost of $40.3 million, of which $28.6 million represents intangible assets.

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


NOTE C - INVENTORIES

                             1998         1997
                           --------     --------
                               In thousands

Finished products          $552,729     $434,000
Work in process             185,929      166,947
Materials and supplies      215,349      173,808
                           --------     --------
                           $954,007     $774,755
                           ========     ========

The current cost of inventories stated on the last-in, first-out method is not significantly different from their value determined under the first-in, first-out method.

NOTE D - PROPERTY, PLANT AND EQUIPMENT

                                      1998           1997
                                  ----------     ----------
                                         In thousands

Land                              $   45,296     $   44,786
Buildings                            443,619        437,903
Machinery and equipment            1,222,216      1,086,263
                                  ----------     ----------
                                   1,711,131      1,568,952
Less accumulated depreciation        935,040        862,962
                                  ----------     ----------
                                  $  776,091     $  705,990
                                  ==========     ==========

NOTE E - SHORT-TERM BORROWINGS

The weighted average interest rate for short-term borrowings from banks was 5.8% at the end of 1998 and 10.5% at the end of 1997.

The Company maintains an unsecured revolving credit agreement with a group of banks for $750.0 million that supports commercial paper borrowings and is otherwise available for general corporate purposes. The agreement, which extends to October 1999, requires a .12% facility fee per year and contains various financial covenants, including minimum net worth and debt ratio requirements. At January 2, 1999, there was $180.0 million outstanding under the agreement.


NOTE F - ACCRUED LIABILITIES

                                                    1998           1997
                                                  --------       --------
                                                       In thousands

Income taxes                                      $ 70,112       $ 86,244
Compensation                                       103,769         84,425
Insurance                                           18,605         62,153
Other                                              253,515        207,342
                                                  --------       --------
                                                  $446,001       $440,164
                                                  ========       ========

NOTE G - LONG-TERM DEBT

                                                       1998               1997
                                                     --------           --------
                                                            In thousands

9.50% notes, due 2001                                $100,000           $100,000
6.63% notes, due 2003                                 100,000            100,000
7.60% notes, due 2004                                 100,000            100,000
6.75% notes, due 2005                                 100,000            100,000
9.25% debentures, due 2022                            100,000            100,000
Other                                                  22,626             16,676
                                                     --------           --------
                                                      522,626            516,676
Less current portion                                      969                450
                                                     --------           --------
                                                     $521,657           $516,226
                                                     ========           ========

The scheduled payments of long-term debt are $4.2 million in 2000, $115.8 million in 2001, $.2 million in 2002 and $100.2 million in 2003. The Company paid interest of $59.5 million in 1998, $48.0 million in 1997 and $62.6 million in 1996.

NOTE H - OTHER LIABILITIES

                                                       1998               1997
                                                     --------           --------
                                                             In thousands

Deferred compensation                                $151,436           $113,727
Deferred income taxes                                  11,512                 --
Other                                                  18,802             30,086
                                                     --------           --------
                                                     $181,750           $143,813
                                                     ========           ========

NOTE I - BENEFIT PLANS

The Company sponsors a noncontributory defined benefit pension plan covering substantially all full-time domestic employees. The effect of the defined benefit plan on income is as follows:

                                                     1998          1997          1996
                                                   --------      --------      --------
                                                               In thousands

Service cost - benefits earned during the year     $ 19,738      $ 16,726      $ 17,160
Interest cost on projected benefit obligation        36,370        33,577        31,060
Expected return on plan assets                      (45,270)      (34,771)      (30,947)
Amortization of:
    Transition asset                                 (3,068)       (4,378)       (4,378)
    Prior service cost                                5,179         4,987         4,987
                                                   --------      --------      --------
Pension expense                                    $ 12,949      $ 16,141      $ 17,882
                                                   ========      ========      ========

The following provides a reconciliation of the changes in fair value of the plan's assets and benefit obligation, based on a September 30 valuation date, plus the funded status at the end of each year:


                                                    1998           1997
                                                 ---------      ---------
                                                       In thousands

Fair value of plan assets, beginning of year     $ 526,087      $ 405,000
Actual return on plan assets                        28,013        115,805
Company contributions                               20,400         27,000
Benefits paid                                      (20,909)       (21,718)
                                                 ---------      ---------
Fair value of plan assets, end of year             553,591        526,087
                                                 ---------      ---------

Benefit obligation, beginning of year              473,940        411,295
Service cost                                        19,738         16,726
Interest cost                                       36,370         33,577
Plan amendments                                     19,005          2,896
Actuarial loss                                      22,333         31,164
Benefits paid                                      (20,909)       (21,718)
                                                 ---------      ---------
Benefit obligation, end of year                    550,477        473,940
                                                 ---------      ---------

Funded status, end of year                           3,114         52,147
Unrecognized net actuarial (gain) loss               2,107        (37,483)
Unrecognized prior service cost                     29,943         16,117
Unrecognized net transition asset                       --         (3,068)
                                                 ---------      ---------
Pension asset recorded in Other Assets           $  35,164      $  27,713
                                                 =========      =========

The projected benefit obligation was determined using an assumed discount rate of 6.8% in 1998, 7.5% in 1997 and 8.0% in 1996. The assumption for compensation increases was 4.0% in 1998 and 4.5% in 1997 and 1996, and the assumption for return on plan assets was 8.8% in each year.

The Company sponsors an Employee Stock Ownership Plan (ESOP) as part of a 401(k) savings plan covering most domestic salaried employees. Contributions made by the Company to the 401(k) plan are based on a specified percentage of employee contributions. Cash contributions by the Company were $6.5 million in 1998, $5.7 million in 1997 and $5.5 million in 1996. Plan expense was $5.5 million in 1998 and 1997 and $5.7 million in 1996, after giving effect to tax-deductible dividends on the Series B Preferred Stock of $3.7 million in 1998, $3.8 million in 1997 and $4.0 million in 1996.

The Company sponsors a nonqualified supplemental retirement pension plan. The actuarially determined projected benefit obligation at the end of 1998 was $41.2 million, of which $20.2 million is accrued in Other Liabilities. The Company also sponsors other savings and retirement plans for certain domestic and foreign employees. Expense for these plans totaled $10.5 million in 1998, $9.1 million in 1997 and $9.6 million in 1996.

NOTE J - CAPITAL

Common shares outstanding are net of shares held in treasury of 17,134,370 in 1998, 13,910,519 in 1997 and 4,798,646 in 1996. In addition, 232,899 shares of
VF Common Stock held in trust for deferred compensation plans, at a cost of $7.0 million, are treated for financial accounting purposes as treasury shares at the end of 1998.

There are 25,000,000 authorized shares of Preferred Stock, $1 par value. As of January 2, 1999, 2,000,000 shares are designated as Series A Preferred Stock, of which none have been issued. In addition, 2,105,263 shares are designated as 6.75% Series B Preferred Stock, which were purchased by the ESOP.

There were 1,760,119 shares of Series B Preferred Stock outstanding at January 2, 1999, 1,824,820 outstanding at January 3, 1998 and 1,881,515 outstanding at January 4, 1997, after share redemptions.

Each outstanding share of Common Stock has one preferred stock purchase right attached. The rights become exercisable ten days after an outside party acquires, or makes an offer for, 15% or more of the Common Stock. Once exercisable, each right will entitle its holder to buy 1/100 share of Series A Preferred Stock for $175. If the Company is involved in a merger or other business combination or an outside party acquires 15% or more of the Common Stock, each right will be modified to entitle its holder (other than the acquirer) to purchase common stock of the acquiring company or, in certain circumstances, VF Common Stock having a market value of twice the exercise price of the right. In some circumstances, rights other than those held by an acquirer may be exchanged for one share of VF Common Stock. The rights, which expire in January 2008, may be redeemed at $.01 per right prior to their becoming exercisable.

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

The ESOP's purchase of the preferred shares was funded by a loan of $65.0 million from the Company that bears interest at 9.80% and is payable in increasing installments through 2002. Interest related to this loan was $3.3 million in 1998, $3.9 million in 1997 and $4.4 million in 1996. Principal and interest obligations on the loan are satisfied as the Company makes contributions to the savings plan and dividends are paid on the Preferred Stock. As principal payments are made on the loan, shares of Preferred Stock are allocated to participating employees' accounts within the ESOP. At the end of 1998, 1,099,474 shares of Preferred Stock had been allocated to participating employees' accounts.

NOTE L - STOCK OPTIONS

The Company has granted nonqualified stock options to officers, directors and key employees under a stock compensation plan at prices not less than fair market value on the date of grant. Options become exercisable one year after the date of grant and expire ten years after the date of grant. Activity in the stock compensation plan is summarized as follows:


                                                    SHARES UNDER     WEIGHTED AVERAGE
                                                      OPTIONS         EXERCISE PRICE
                                                    ------------     ----------------
Balance December 30, 1995                            9,524,098            $24.49
Options granted                                      1,965,400             34.49
Options exercised                                   (2,982,576)            22.87
Options canceled                                      (342,450)            24.86
                                                    ----------            ------
Balance January 4, 1997                              8,164,472             26.21
Options exercised                                   (2,521,346)            25.78
Options canceled                                      (131,510)            29.88
                                                    ----------            ------
Balance January 3, 1998                              5,511,616             28.21
Options granted                                      1,940,000             43.30
Options exercised                                   (1,680,000)            27.26
Options canceled                                       (69,310)            25.41
                                                    ----------            ------
Balance January 2, 1999                              5,702,306            $33.65
                                                    ==========

Stock options outstanding at January 2, 1999 are summarized as follows:

 RANGE OF                               WEIGHTED AVERAGE         WEIGHTED
 EXERCISE                  NUMBER          REMAINING              AVERAGE
  PRICES                 OUTSTANDING    CONTRACTUAL LIFE      EXERCISE PRICE
 --------                -----------    ----------------      --------------
 $  6-10                      16,600        1.9 years            $  8.09
   16-20                      65,220        2.6 years              17.75
   21-25                     765,896        5.5 years              23.41
   26-30                   1,609,290        5.4 years              27.27
   31-35                   1,329,100        7.9 years              34.49
   40-45                   1,916,200        9.1 years              43.30
---------                 ----------       ----------            -------
 $  6-45                   5,702,306        7.2 years            $ 33.65
                          ==========


All above options are exercisable, except for those granted in 1998. There are 3,604,194 shares available for future grants of stock options and restricted stock, of which no more than 1,162,676 may be grants of restricted stock.

The Company does not recognize compensation expense for stock options granted at fair market value, as permitted by the accounting standards. However, had compensation expense been determined based on the fair value of the options on the grant dates, the Company's net income would have been reduced by $9.7 million ($.08 per share) in 1998, $9.0 million ($.07 per share) in 1997 and $6.9 million ($.06 per share) in 1996.

The fair value of options granted during 1998 was $8.78 per share and of options granted during 1996 was $7.97 per share. Fair value is estimated based on the Black-Scholes option-pricing model with the following assumptions for grants in 1998 and 1996: dividend yield of 2.0% in 1998 and 2.5% in 1996; expected volatility of 20%; risk-free interest rates of 5.4% in 1998 and 6.5% in 1996; and expected lives of 4 years in 1998 and 5 years in 1996.

The Company has granted to key employees 47,832 shares of restricted stock that vest in the year 2005. Compensation equal to the market value of shares at the date of grant is amortized to expense over the vesting period.

NOTE M - INCOME TAXES

The provision for income taxes is computed based on the following amounts of income before income taxes:

                                      1998          1997         1996
                                    --------      --------     --------
                                                In thousands

Domestic                            $582,128      $514,028     $433,959
Foreign                               49,470        71,852       74,449
                                    --------      --------     --------
                                    $631,598      $585,880     $508,408
                                    ========      ========     ========

The provision for income taxes consists of:

                                          1998           1997            1996
                                       ---------      ---------       ---------
                                                    In thousands
Current:
    Federal                            $ 172,019      $ 201,924       $ 179,217
    Foreign                               35,082         46,466          43,493
    State                                 17,084         19,553          15,894
                                       ---------      ---------       ---------
                                         224,185        267,943         238,604
Deferred, primarily federal               19,107        (33,005)        (29,720)
                                       ---------      ---------       ---------
                                       $ 243,292      $ 234,938       $ 208,884
                                       =========      =========       =========

The reasons for the difference between income taxes computed by applying the statutory federal income tax rate and income tax expense in the financial statements are as follows:

                                             1998           1997          1996
                                          ---------      ---------     ---------
                                                        In thousands

Tax at federal statutory rate             $ 221,059      $ 205,058     $ 177,943
State income taxes,
    net of federal tax benefit               11,105         12,709        10,331
Amortization of intangible assets             7,916          7,084         7,091
Foreign operating losses
    with no current benefit                   4,715          4,033         7,109
Other, net                                   (1,503)         6,054         6,410
                                          ---------      ---------     ---------
                                          $ 243,292      $ 234,938     $ 208,884
                                          =========      =========     =========

Deferred income tax assets and liabilities consist of the following:

                                                      1998               1997
                                                   ---------          ---------
                                                           In thousands

Deferred income tax assets:
    Employee benefits                              $  55,645          $  50,917
    Inventories                                       16,780             10,450
    Other accrued expenses                           110,730             95,841
    Operating loss carryforwards                      38,083             36,323
    Foreign currency translation                      13,806             19,444
                                                   ---------          ---------
                                                     235,044            212,975
    Valuation allowance                              (34,249)           (32,506)
                                                   ---------          ---------
                                                   $ 200,795          $ 180,469
                                                   =========          =========
Deferred income tax liabilities:
    Depreciation                                   $  59,288          $  47,311
Other                                                 39,857             26,657
                                                   ---------          ---------
                                                   $  99,145          $  73,968
                                                   =========          =========

The Company has $95.2 million of foreign operating loss carryforwards expiring at various dates; a valuation allowance has been provided where it is more likely than not that the deferred tax assets relating to certain of those loss carryforwards will not be realized. Income taxes paid were $215.2 million in 1998, $230.1 million in 1997 and $177.4 million in 1996. Interest income includes $10.5 million in 1997 and $2.6 million in 1996 relating to settlements of prior years' tax examinations.

NOTE N - BUSINESS SEGMENT INFORMATION

The Company designs and manufactures apparel products marketed primarily under Company-owned brand names. Customers are primarily department, discount and specialty stores throughout the world.

The Company manages its businesses through separate marketing companies that support specific brands. Manufacturing and product sourcing needs are met by groups that support individual or in some cases several different product types. These operations have been aggregated into two reportable segments based on product type, method of distribution and economic characteristics. The "Apparel" segment includes jeanswear and related products, women's intimate and sportswear apparel, and children's apparel. The "All Other" segment consists of the Company's knitwear, workwear, daypack and backpack operations, which have different product, customer or economic characteristics than those in the Apparel segment.

Management evaluates the operating performance of each of its marketing companies based on their income from operations. Accounting policies used for segment reporting are consistent with those stated in Note A, except that interest income and expense and amortization of intangible assets are not allocated to individual segments and inventories are valued on a first-in, first-out basis. Corporate and other expenses include expenses incurred in and directed by the Corporate offices that are not allocated to specific business units. Segment assets are those used directly in the operations of each business unit, such as accounts receivable, inventories and property, plant and equipment. Corporate assets include investments and deferred income taxes. Financial information for the Company's reportable segments is as follows:

                                               1998             1997             1996
                                            -----------      -----------      -----------
                                                            In thousands

Net sales:
    Apparel                                 $ 4,313,082      $ 3,963,869      $ 3,931,780
    All Other                                 1,165,725        1,258,377        1,205,398
                                            -----------      -----------      -----------
        Consolidated net sales              $ 5,478,807      $ 5,222,246      $ 5,137,178
                                            ===========      ===========      ===========

Segment profit:

    Apparel                                 $   693,638      $   574,384      $   487,381

    All Other                                   119,674          146,143          141,171
                                            -----------      -----------      -----------
        Total segment profit                    813,312          720,527          628,552
Interest, net                                   (55,871)         (25,877)         (49,387)
Amortization of intangible assets               (32,890)         (27,518)         (28,138)
Corporate and other expenses                    (92,953)         (81,252          (42,619)
                                            -----------      -----------      -----------
Consolidated income before income taxes     $   631,598      $   585,880      $   508,408
                                            ===========      ===========      ===========

                                             1998           1997           1996
                                          ----------     ----------     ----------
                                                        In thousands

Segment assets:
    Apparel                               $1,858,873     $1,506,035     $1,481,116
    All Other                                624,889        638,628        622,801
                                          ----------     ----------     ----------
        Total segment assets               2,483,762      2,144,663      2,103,917
    Cash and equivalents                      63,208        124,094        270,629
    Intangible assets                        951,562        814,332        863,930
    Corporate assets                         338,134        239,693        211,059
                                          ----------     ----------     ----------
    Consolidated assets                   $3,836,666     $3,322,782     $3,449,535
                                          ==========     ==========     ==========

Depreciation expense:
    Apparel                               $   83,382     $   81,199     $   84,043
    All Other                                 37,934         41,624         43,653
    Corporate                                  7,179          5,911          4,744
                                          ----------     ----------     ----------
    Consolidated depreciation expense     $  128,495     $  128,734     $  132,440
                                          ==========     ==========     ==========
Capital expenditures:
    Apparel                               $  129,532     $  109,458     $   93,664
    All Other                                 30,842         32,677         31,099
    Corporate                                 28,685         12,127         13,984
                                          ----------     ----------     ----------
    Consolidated capital expenditures     $  189,059     $  154,262     $  138,747
                                          ==========     ==========     ==========

Information by geographic area is presented below, with sales based on the location of the customer:

                                                                   1998           1997           1996
                                                                ----------     ----------     ----------
                                                                              In thousands
Net sales:
    United States                                               $4,552,785     $4,368,474     $4,203,675
    Foreign, primarily Europe                                      926,022        853,772        933,503
                                                                ----------     ----------     ----------
    Consolidated net sales                                      $5,478,807     $5,222,246     $5,137,178
                                                                ==========     ==========     ==========

Long-lived assets, primarily property, plant and equipment:
    United States                                               $  672,534     $  615,404     $  639,482
    Mexico                                                          60,400         41,055         17,214
    Other foreign, primarily Europe                                 83,842         73,253         79,892
                                                                ----------     ----------     ----------
    Total long-lived assets                                     $  816,776     $  729,712     $  736,588
                                                                ==========     ==========     ==========

Worldwide sales by product category are as follows:

                                      1998           1997           1996
                                   ----------     ----------     ----------
                                                 In thousands

Jeanswear and related products     $2,962,790     $2,888,967     $2,885,232
Intimate apparel                      965,782        648,937        650,197
Knitwear                              506,365        614,798        601,303
Other                               1,043,870      1,069,544      1,000,446
                                   ----------     ----------     ----------
Total                              $5,478,807     $5,222,246     $5,137,178
                                   ==========     ==========     ==========

Sales to one domestic discount store group comprise 12.3% of consolidated sales in 1998, 11.1% in 1997 and 10.3% in 1996.

NOTE O - LEASES

The Company leases certain facilities and equipment under noncancelable operating leases. Rental expense was $64.3 million in 1998, $66.2 million in 1997 and $67.0 million in 1996. Future minimum lease payments are $53.7 million, $45.4 million, $37.3 million, $28.1 million and $22.3 million for the years 1999 through 2003 and $35.0 million thereafter.

NOTE P - EARNINGS PER SHARE

                                                    1998         1997         1996
                                                  --------     --------     --------
                                                       In thousands, except per
                                                             share amounts

Basic earnings per share:
    Net income                                    $388,306     $350,942     $299,524
    Less Preferred Stock dividends
       and redemption premium                        5,912        5,003        4,363
                                                  --------     --------     --------
    Net income available for Common Stock         $382,394     $345,939     $295,161
                                                  ========     ========     ========

    Weighted average Common Stock outstanding      120,744      125,504      127,292
                                                  ========     ========     ========

    Basic earnings per share                      $   3.17     $   2.76     $   2.32
                                                  ========     ========     ========

                                                                      1998         1997         1996
                                                                    --------     --------     --------
                                                                          In thousands, except per
                                                                                 share amounts

Diluted earnings per share:
    Net income                                                      $388,306     $350,942     $299,524
    Increased ESOP expense if Preferred Stock
        were converted to Common Stock                                 1,136        1,227        1,318
                                                                    --------     --------     --------
    Net income available for Common Stock and
        dilutive securities                                         $387,170     $349,715     $298,206
                                                                    ========     ========     ========

    Weighted average Common Stock outstanding                        120,744      125,504      127,292

    Additional Common Stock resulting from dilutive securities:
        Preferred Stock                                                2,854        2,955        3,056
        Stock options and other                                        1,397        1,261          730
                                                                    --------     --------     --------
    Weighted average Common Stock
        and dilutive securities outstanding                          124,995      129,720      131,078
                                                                    ========     ========     ========

    Diluted earnings per share                                      $   3.10     $   2.70     $   2.28
                                                                    ========     ========     ========

NOTE Q - FINANCIAL INSTRUMENTS

The carrying amount and fair value of financial instruments included in the balance sheets are as follows:

                                         1998                       1997
                                 ---------------------     ---------------------
                                 Carrying       Fair       Carrying       Fair
                                  Amount       Value        Amount       Value
                                 --------     --------     --------     --------
Financial liabilities:                            In thousands
    Short-term borrowings        $244,910     $244,910     $ 24,191     $ 24,191
    Long-term debt                522,626      552,476      516,676      543,976
    Series B Preferred Stock       54,344      132,008       56,341      137,915

The fair value of the Company's short-term and long-term debt is estimated based on quoted market prices or values of comparable borrowings. The fair value of the Series B Preferred Stock is based on a valuation by an independent financial consulting firm.

The Company enters into short-term foreign currency forward exchange contracts to manage exposures related to specific foreign currency transactions or anticipated cash flows. Changes in the fair values of these contracts are recognized currently in operating income. The amounts of the contracts, and related gains and losses, are not material. In addition, the Company has entered into an interest rate swap contract expiring in October 1999 related to $100 million of the long-term debt. Net cash flows of the swap contract are included in Interest Expense. The fair value of these foreign currency and swap financial instruments approximates their carrying value.

VF Corporation  Quarterly Results of Operations  (Unaudited)





In thousands,                                                               Earnings Per Common Share    Dividends Per
except per share amounts    Net Sales    Gross Profit     Net Income        Basic        Diluted         Common Share
----------------------------------------------------------------------------------------------------------------------

1998
First quarter              $1,326,205     $  453,225     $   78,106         $ .63         $ .62             $ .20
Second quarter              1,350,319        455,956         86,781           .70           .69               .20
Third quarter               1,458,780        514,108        119,615           .98           .96               .20
Fourth quarter              1,343,503        468,832        103,804           .86           .84               .21
----------------------------------------------------------------------------------------------------------------------
                           $5,478,807     $1,892,121     $  388,306         $3.17         $3.10             $ .81


1997
First quarter              $1,262,781     $  417,837     $   70,186         $ .54         $ .53             $ .19
Second quarter              1,255,549        427,650         78,904           .61           .60               .19
Third quarter               1,416,906        487,311        108,692           .86           .84               .19
Fourth quarter              1,287,010        448,837         93,160           .75           .74               .20
----------------------------------------------------------------------------------------------------------------------
                           $5,222,246     $1,781,635     $  350,942         $2.76         $2.70             $ .77


1996
First quarter              $1,158,123     $  380,517     $   55,930         $ .43         $ .43             $ .18
Second quarter              1,220,997        396,319         69,892           .54           .53               .18
Third quarter               1,380,919        446,358         91,048           .71           .69               .18
Fourth quarter              1,377,139        455,818         82,654           .64           .63               .19
----------------------------------------------------------------------------------------------------------------------
                           $5,137,178     $1,679,012     $  299,524         $2.32         $2.28             $ .73

VF Corporation Financial Summary




-------------------------------------------------------------------------------------------------------------------
In thousands, except per share amounts                                1998              1997                  1996
-------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS

Net sales                                                $       5,478,807    $    5,222,246    $        5,137,178

Cost of products sold                                            3,586,686         3,440,611             3,458,166
-------------------------------------------------------------------------------------------------------------------
Gross margin                                                     1,892,121         1,781,635             1,679,012
Marketing, administrative and other                              1,207,952         1,176,562             1,121,729
-------------------------------------------------------------------------------------------------------------------
Operating income                                                   684,169           605,073               557,283
Interest, net                                                      (55,871)          (25,877)              (49,387)
Miscellaneous, net                                                   3,300             6,684                   512
-------------------------------------------------------------------------------------------------------------------
Income before income taxes                                         631,598           585,880               508,408
Income taxes                                                       243,292           234,938               208,884
-------------------------------------------------------------------------------------------------------------------
Net income                                               $         388,306    $      350,942    $          299,524
-------------------------------------------------------------------------------------------------------------------
Per share of Common Stock(1)
     Earnings - basic                                    $            3.17    $         2.76    $             2.32
     Earnings - diluted                                               3.10              2.70                  2.28
     Dividends                                                         .81               .77                   .73
Average number of common shares outstanding                        120,744           125,504               127,292
Net income as % of average common shareholders' equity                19.7%             18.2%                 16.2%
Net income as % of average total assets                               10.2%             10.1%                  8.6%
-------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION

Accounts receivable, net                                 $         705,734    $      587,934    $          592,942
Inventories                                                        954,007           774,755               730,823
Total current assets                                             1,848,152         1,601,466             1,706,326
Property, plant and equipment, net                                 776,091           705,990               721,524
Total assets                                                     3,836,666         3,322,782             3,449,535
Total current liabilities                                        1,033,006           765,908               766,267
Long-term debt                                                     521,657           516,226               519,058
Common shareholders' equity                                      2,066,308         1,866,769             1,973,739
-------------------------------------------------------------------------------------------------------------------
OTHER STATISTICS

Working capital                                          $         815,146    $      835,558    $          940,059
Current ratio                                                          1.8               2.1                   2.2
Debt to capital ratio(2)                                              27.1%             22.5%                 21.4%
Dividends                                                $         101,660    $      100,141    $           97,036
Purchase of Common Stock                                           147,398           391,651                61,483
Cash provided by operations                                        432,679           454,661               711,454
Capital expenditures (excluding acquisitions)                      189,059           154,262               138,747
Depreciation and amortization                                      161,385           156,252               160,578
-------------------------------------------------------------------------------------------------------------------
MARKET DATA

Market price range(1)                                    $54 11/16-33 7/16    $48 1/4-32 1/4    $34 15/16-23 13/16
Book value per common share(1)                                       17.30             15.40                 15.44
Price earnings ratio -high-low                                 17.3 - 10.5       17.5 - 11.7           15.1 - 10.3
Rate of payout(3)                                                     25.6%             27.9%                 31.5%
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------
In thousands, except per share amounts                                 1995                  1994
-------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS

Net sales                                                   $     5,062,299        $    4,971,713

Cost of products sold                                             3,577,555             3,387,295
-------------------------------------------------------------------------------------------------
Gross margin                                                      1,484,744             1,584,418
Marketing, administrative and other                               1,137,354             1,053,912
-------------------------------------------------------------------------------------------------
Operating income                                                    347,390               530,506
Interest, net                                                       (66,217)              (70,984)
Miscellaneous, net                                                    2,962                (3,861)
-------------------------------------------------------------------------------------------------
Income before income taxes                                          284,135               455,661
Income taxes                                                        126,844               181,125
-------------------------------------------------------------------------------------------------
Net income                                                  $       157,291        $      274,536
-------------------------------------------------------------------------------------------------
Per share of Common Stock(1)
     Earnings - basic                                       $          1.20        $         2.10
     Earnings - diluted                                                1.19                  2.05
     Dividends                                                          .69                   .65
Average number of common shares outstanding                         127,486               129,240
Net income as % of average common shareholders' equity                  8.8%                 16.8%
Net income as % of average total assets                                 4.4%                  7.9%
-------------------------------------------------------------------------------------------------
FINANCIAL POSITION

Accounts receivable, net                                    $       629,506        $      613,337
Inventories                                                         841,907               801,338
Total current assets                                              1,667,637             1,551,166
Property, plant and equipment, net                                  749,880               767,011
Total assets                                                      3,447,071             3,335,608
Total current liabilities                                           868,320               912,332
Long-term debt                                                      614,217               516,700
Common shareholders' equity                                       1,771,506             1,734,009
-------------------------------------------------------------------------------------------------
OTHER STATISTICS

Working capital                                             $       799,317        $      638,834
Current ratio                                                           1.9                   1.7
Debt to capital ratio(2)                                               32.3%                 32.7%
Dividends                                                   $        92,038        $       88,223
Purchase of Common Stock                                             86,251                27,878
Cash provided by operations                                         323,656               479,401
Capital expenditures (excluding acquisitions)                       155,206               132,908
Depreciation and amortization                                       167,721               158,511
-------------------------------------------------------------------------------------------------
MARKET DATA

Market price range(1)                                       $28 9/16-23 3/8        $26 7/8-22 1/8
Book value per common share(1)                                        13.96                 13.51
Price earnings ratio -high-low                                  23.8 - 19.5           12.8 - 10.5
Rate of payout(3)                                                      57.5%                 31.0%
-------------------------------------------------------------------------------------------------


(1) Per share computations and market price ranges have been adjusted to reflect a two-for-one stock split in November 1997.

(2) Capital is defined as common shareholders' equity plus short-term and long - term debt.

(3) Dividends per share divided by earnings per share.

VF Corporation Investor Information

Common Stock
Listed on the New York Stock Exchange and Pacific Exchange - trading symbol VFC.

Shareholders of Record
As of February 24, 1999, there were 7,043 shareholders of record.

Dividend Policy
Quarterly dividends on VF Corporation Common Stock, when declared, are paid on or about the 20th day of March, June, September and December.

Dividend Reinvestment Plan
The Plan is offered to shareholders by First Chicago Trust Company of New York. The Plan provides for automatic dividend reinvestment and voluntary cash contributions for the purchase of additional shares of VF Corporation Common Stock. Questions concerning general Plan information should be directed to the Office of the Vice President - Administration, General Counsel and Secretary of VF Corporation.

Dividend Direct Deposit
Shareholders may have their dividends deposited into their savings or checking account at any bank that is a member of the Automated Clearing House (ACH) system. A brochure describing this service may be obtained by contacting First Chicago or VF Corporation.

Quarterly Common Stock Price Information
The high and low sales prices for the periods indicated were as follows:


                                   1998                    1997                     1996
                              High        Low         High        Low         High         Low
First quarter              $53 1/4     $40 3/4     $35 11/16   $32 1/2      $28 3/8     $23 13/16
Second quarter              54 11/16    49 11/16    43 5/8      32 1/4       31 11/16    26 7/8
Third quarter               52 1/4      36 5/8      48 1/4      42 9/16      31 3/16     26 1/4
Fourth quarter              50 11/16    33 7/16     47 3/16     41 11/16     34 15/16    29 1/2