Form 10-K405, Exhibit 13
period 2000-01-01
V F CORP /PA/
filed 2000-03-28
CIK 103379

                                                                      Exhibit 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      OF OPERATIONS AND FINANCIAL CONDITION

                             ANALYSIS OF OPERATIONS

Consolidated sales rose 1% to a record $5,551 million in 1999. The sales increase in 1999 was primarily due to the acquisitions of occupational apparel businesses in late 1998/early 1999 and jeanswear businesses in South America, offset in part by a slowdown of jeanswear sales in Europe and in the mid-tier channel in the U.S. Sales in 1998 rose 5% over the 1997 level, due primarily to the acquisition of Bestform Group, Inc., a major manufacturer and marketer of women's intimate apparel.

      Gross margins were 34.1% of sales in 1999, compared with 34.5% in 1998 and 34.1% in 1997. Margins were favorably impacted during the last two years from the continuing shift to lower cost sourcing, lower raw material costs and increased operating efficiencies. However, in 1999 this was offset by lower gross margins in the domestic Lee jeanswear, European jeanswear and workwear businesses. In jeanswear, these reductions resulted from lower than anticipated volume and the resulting impact in expense absorption, as well the need to reduce inventory levels closer to demand. In workwear, lower margins resulted from the newly acquired companies.

      For the United States market, VF manufactures its products in owned domestic plants and offshore plants, primarily in Mexico. In addition, VF contracts production from independent contractors mostly located outside of the U.S. There has been a shift over the last three years toward a more balanced sourcing mix, with more products being manufactured in and contracted from lower cost facilities in Mexico and the Caribbean Basin. The amount of domestic sales derived from products sewn outside the United States has increased each year so that now 65% is sourced from international locations. Similarly, in foreign markets, sourcing is being shifted from higher cost owned plants located primarily in Western Europe to lower cost owned and contracted production in locations outside of Western Europe.

      Marketing, administrative and general expenses were 22.2% of sales in 1999, compared with 21.9% and 22.5% in 1998 and 1997, respectively. Expenses as a percent of sales increased in 1999 primarily due to fixed short-term expenses on a lower sales level in European jeanswear. This increase was partially offset by lower advertising spending.

      Other operating income and expense includes goodwill amortization expense, offset by net royalty income. In each of the last two years, amortization of goodwill increased from acquisitions completed during those years, and net royalty income declined from the conversion of certain formerly licensed businesses to owned operations.

      Net interest expense increased in each of the last two years due to higher short-term borrowings related to the business acquisitions. Interest income includes $3.0 million in 1999 and $10.5 million in 1997 related to settlements of prior years' tax examinations.

      The effective income tax rate was 38.5% in 1999 and 1998 and 40.1% in 1997. The effective rate declined in 1998 due to a reduction in foreign operating losses with no current tax benefit, lower state income taxes and higher tax-free income attributable to investments that fund certain deferred compensation plans.

Information by Business Segment The Consumer Apparel segment consists of jeanswear, women's intimate apparel and swimwear, and children's apparel businesses. Overall, segment sales were relatively flat in 1999. Record sales in mass market domestic jeanswear sold in the discount channel and sales in the newly acquired Latin American jeanswear businesses offset declines reported in the Lee branded domestic business and in European jeanswear businesses. The decline in Lee was due to softness in retail sales in mid-tier department stores in the U.S., and the decline in Europe was due to a consumer shift away from basic jeans products to alternative fabrics and stylings. Segment profit in 1999 declined due to lower

                                      [16]
sales in Lee, lower sales in Europe, European jeanswear consolidation efforts that created operating difficulties, and a $6 million charge to close the Jantzen women's sportswear division. In 1998, segment sales advanced due to the acquisition of Bestform and growth in all categories of domestic jeanswear, offset in part by the elimination of unprofitable children's playwear product lines. Segment profit in 1998 increased due to the acquisition of Bestform and higher profitability in domestic jeanswear, existing intimate apparel businesses and children's playwear, offset in part by a modest decline in European jeanswear.

      The Occupational Apparel segment includes the Company's industrial, career and safety apparel businesses. Sales increased in 1999 over the prior two years due to one acquisition in the latter part of 1998 and three acquisitions in early 1999. Segment profit as a percent of sales declined from 1997 and 1998 due to the lower level of profitability of the acquired businesses and to systems, distribution and other costs incurred to integrate these new businesses into VF's existing infrastructure.

      The All Other segment includes the Company's knitwear, daypack and backpack businesses. The decline in sales and segment profit over the last two years is due to difficult market conditions existing in the knitwear market.

                         ANALYSIS OF FINANCIAL CONDITION

In managing its capital structure, VF balances financial leverage with equity to reduce its overall cost of capital, while providing the flexibility to pursue investment opportunities that may become available. It is management's goal to maintain a debt to capital ratio of less than 40%. Our debt to capital ratio remains within these guidelines: 30.1% at the end of 1999 and 27.1% at the end of 1998.

BALANCE SHEETS Accounts receivable increased in 1999 due to higher December sales and slightly higher days sales outstanding in the recently acquired companies. Inventories increased slightly in 1999 due to balances at recently acquired companies being higher than historic VF levels. Excluding businesses acquired in 1999, inventories declined by 6%.

      Intangible assets increased during 1999 due to the acquisitions completed during the year. Other assets increased during 1999 due to an increase in deferred income tax assets over the 1998 level and an increase in life insurance contracts and other investment securities underlying the Company's deferred compensation and retirement programs.

      The deficit in the Accumulated Other Comprehensive Income component of Common Shareholders' Equity increased during 1999 due to foreign currency translation adjustments resulting from the strengthening of the U.S. dollar in relation to the currencies of most European countries where the Company has operations.

LIQUIDITY AND CASH FLOWS Working capital was $763.9 million and the current ratio was 1.7 to 1 at the end of 1999, compared with $815.1 million and 1.8 to 1 at the end of 1998. The decline in 1999 was due to an increase in short-term borrowings.

      The primary source of liquidity is the Company's strong cash flow provided by operations, which was $423.4 million in 1999, $429.3 million in 1998 and $460.7 million in 1997.

      Capital expenditures were $150.1 million in 1999, compared with $189.1 million and $154.3 million in 1998 and 1997, respectively. Capital expenditures relate to expansion of offshore manufacturing capacity, primarily in jeanswear, investments in information systems and ongoing capital improvements in our worldwide manufacturing and other facilities. Capital expenditures in 2000 are expected to be less than the 1999 level and to be funded by cash flow from operations.

                                      [17]

      During 1999, the Company purchased 4.0 million shares of its Common Stock in open market transactions at a cost of $149.1 million. During 1998, the Company purchased 3.2 million shares for $147.4 million. Under its current authorization from the Board of Directors, the Company may purchase up to an additional 8.0 million shares. Depending on the level of acquisition opportunities during 2000, the Company intends to continue to invest available cash flow to repurchase shares.

      Cash dividends totaled $.85 per common share in 1999, compared with $.81 in 1998 and $.77 in 1997. The dividend payout rate was 28% in 1999, compared with 26% in 1998 and 28% in 1997. The indicated annual dividend rate for 2000 is $.88 per share. VF has paid dividends on its Common Stock annually since 1941 and intends to maintain a long-term payout rate of 30%.

      Looking ahead to 2000, operating results should benefit from steps taken to improve profitability in the Lee domestic business, the European jeanswear businesses and the recently acquired companies. Next year will bring continued investments in systems and technology, as well as expenses related to further reducing our product cost and operating cost structure. The combined effect of these actions indicates that earnings in 2000 may be flat with 1999 and that cash flow from operations should exceed $500 million. With our strong financial position, unused credit lines and additional borrowing capacity, the Company has substantial liquidity and flexibility to meet investment opportunities that may arise.

EURO CURRENCY CONVERSION Effective January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing currencies and a single new currency, the "euro." During a transition period through June 2002, business transactions can be conducted in both the euro and the legacy currencies. After that date, the euro will be the sole currency of the participating countries. Approximately 11% of the Company's 1999 sales were generated in the European Union.

      Management is evaluating the many areas involved with introduction of the euro, including information technology systems. As of January 1, 2000, substantially all of these systems were euro compliant, with the remainder expected to be compliant by the end of 2000. Management is also evaluating the strategic implications of adoption of the euro, including pricing and distribution of the Company's products. Although this evaluation is ongoing, it is likely that the euro will lead to a more uniform pricing in all European markets, including those that have not adopted the euro as their common currency.

      The Company is unable to determine the financial impact of the conversion on its operations, if any, because the impact will depend on the competitive situations that exist in the various regional markets. However, management believes that the conversion to the euro will not have a material effect on the Company's results of operations or financial position. All costs relating to the conversion to the euro, which are not significant, are being expensed as incurred.

      YEAR 2000 UPDATE The Year 2000 issue relates to computer systems that may not properly recognize date-sensitive information when the year changed to 2000. Since entering the year 2000, the Company has not experienced any disruptions to its business, nor is it aware of any significant Year 2000 issues impacting its suppliers and customers. The Company will continue to monitor its critical systems over the next several months but does not anticipate any exposures from its internal systems or from the activities of its suppliers and customers. The total cost of resolving the Year 2000 issues, including internal personnel and outside vendors and consultants, was $26 million over the period 1997 through 1999, which was expensed as incurred.

RISK MANAGEMENT The Company is exposed to a variety of market risks in the ordinary course of business, including the effects of changes in interest rates, foreign currency exchange rates and the

                                      [18]
value of marketable securities. The Company regularly assesses these potential risks and has policies and procedures to manage these risks.

      The Company limits its risk from interest rate fluctuations on its net income and cash flows by managing its mix of long-term borrowings at fixed interest rates and short-term borrowings at variable interest rates. The Company may also use derivative instruments to minimize its interest rate risk. The primary interest rate exposure, which is not significant, relates to short-term domestic and foreign borrowings. These borrowings averaged $430 million during 1999 and $245 million during 1998. In addition, at the end of 1998, the Company had an interest rate swap contract related to $100 million of long-term debt. This swap expired in October 1999.

      The Company has assets and liabilities in foreign subsidiaries that are subject to fluctuations in foreign currency exchange rates. Investments in these primarily European subsidiaries are considered to be long-term investments, and accordingly, the Company uses a functional currency other than the U.S. dollar. The Company does not hedge these net investments and does not hedge the translation of foreign currency operating results into the U.S. dollar. In addition, a growing percentage of the total product needs to support our domestic businesses are manufactured in Company-owned plants in foreign countries or by foreign contractors. The Company's primary foreign currency exposures relate to the euro and to the Mexican peso. Management monitors foreign currency exposures and may in the ordinary course of business enter into foreign currency forward exchange contracts related to specific foreign currency transactions or anticipated cash flows occurring within twelve months. The amount of these contracts, and related gains and losses, are not material. There are no financial instruments held for trading or speculative purposes.

      The Company is exposed to changes in the overall investment securities markets because amounts accrued under various nonqualified deferred compensation plans are based on market values of investment funds that are selected by the plans' participants. Changes in the market values of the participants' underlying investment selections expose the Company to risks of stock market fluctuations. This securities market risk is hedged by the Company's investments in a portfolio of variable life insurance contracts and other securities that substantially mirror the investment selections underlying the deferred compensation liabilities. Increases and decreases in deferred compensation liabilities are substantially offset by corresponding increases and decreases in the market value of the Company-owned investment securities, resulting in an insignificant net exposure to the Company's operating results and financial position.

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

                                      [19]

                   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)


In thousands,                                                                   Earnings Per Common Share     Dividends Per
except per share amounts          Net Sales     Gross Profit     Net Income        Basic        Diluted        Common Share
---------------------------------------------------------------------------------------------------------------------------
1999
First quarter                    $1,358,244       $  467,470     $   85,566       $  .70         $  .69               $ .21
Second quarter                    1,364,830          461,935         79,582          .65            .64                 .21
Third quarter                     1,464,856          502,913        103,896          .87            .85                 .21
Fourth quarter                    1,363,686          462,178         97,198          .82            .81                 .22
---------------------------------------------------------------------------------------------------------------------------
                                 $5,551,616       $1,894,496     $  366,242       $ 3.04         $ 2.99               $ .85
===========================================================================================================================
1998
First quarter                    $1,326,205       $  453,225     $   78,106       $  .63         $  .62               $ .20
Second quarter                    1,350,319          455,956         86,781          .70            .69                 .20
Third quarter                     1,458,780          514,108        119,615          .98            .96                 .20
Fourth quarter                    1,343,503          468,832        103,804          .86            .84                 .21
---------------------------------------------------------------------------------------------------------------------------
                                 $5,478,807       $1,892,121     $  388,306       $ 3.17         $ 3.10               $ .81
===========================================================================================================================
1997
First quarter                    $1,262,781       $  417,837     $   70,186       $  .54         $  .53               $ .19
Second quarter                    1,255,549          427,650         78,904          .61            .60                 .19
Third quarter                     1,416,906          487,311        108,692          .86            .84                 .19
Fourth quarter                    1,287,010          448,837         93,160          .75            .74                 .20
---------------------------------------------------------------------------------------------------------------------------
                                 $5,222,246       $1,781,635     $  350,942       $ 2.76         $ 2.70               $ .77
===========================================================================================================================


                                      [20]

                        CONSOLIDATED STATEMENTS OF INCOME


In thousands, except per share amounts            Fiscal year ended      January 1, 2000    January 2, 1999    January 3, 1998
------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                                    $ 5,551,616        $ 5,478,807        $ 5,222,246
Costs and Operating Expenses
   Cost of products sold                                                       3,657,120          3,586,686          3,440,611
   Marketing, administrative and general expenses                              1,230,009          1,198,854          1,175,598
   Other operating expense, net                                                   11,855              9,098                964
------------------------------------------------------------------------------------------------------------------------------
                                                                               4,898,984          4,794,638          4,617,173
------------------------------------------------------------------------------------------------------------------------------
Operating Income                                                                 652,632            684,169            605,073
Other Income (Expense)
   Interest income                                                                 8,936              6,411             23,818
   Interest expense                                                              (71,426)           (62,282)           (49,695)
   Miscellaneous, net                                                              5,434              3,300              6,684
------------------------------------------------------------------------------------------------------------------------------
                                                                                 (57,056)           (52,571)           (19,193)
------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                                       595,576            631,598            585,880
Income Taxes                                                                     229,334            243,292            234,938
------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                   $   366,242        $   388,306        $   350,942
==============================================================================================================================
Earnings Per Common Share
   Basic                                                                     $      3.04        $      3.17        $      2.76
   Diluted                                                                          2.99               3.10               2.70
Cash Dividends Per Common Share                                              $       .85        $       .81        $       .77
==============================================================================================================================

See notes to consolidated financial statements.




                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


In thousands                      Fiscal year ended   January 1, 2000    January 2, 1999    January 3, 1998
-----------------------------------------------------------------------------------------------------------
Net Income                                                  $ 366,242          $ 388,306          $ 350,942
Other Comprehensive Income
   Foreign currency translation,
     net of income taxes                                      (39,117)            10,471            (42,538)
-----------------------------------------------------------------------------------------------------------
Comprehensive Income                                        $ 327,125          $ 398,777          $ 308,404
===========================================================================================================

See notes to consolidated financial statements.



                                      [21]

                           CONSOLIDATED BALANCE SHEETS



In thousands                                                 January 1, 2000       January 2, 1999
--------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and equivalents                                          $    79,861           $    63,208
   Accounts receivable, less allowances of
     $54,477 in 1999 and $52,011 in 1998                             732,502               705,734
   Inventories                                                       964,040               954,007
   Deferred income taxes                                              74,067                99,608
   Other current assets                                               26,946                25,595
--------------------------------------------------------------------------------------------------
     Total current assets                                          1,877,416             1,848,152

PROPERTY, PLANT AND EQUIPMENT                                        804,422               776,091
INTANGIBLE ASSETS                                                    992,463               951,562
OTHER ASSETS                                                         352,213               260,861
--------------------------------------------------------------------------------------------------
                                                                 $ 4,026,514           $ 3,836,666
==================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Short-term borrowings                                         $   408,932           $   244,910
   Current portion of long-term debt                                   4,751                   969
   Accounts payable                                                  332,666               341,126
   Accrued liabilities                                               367,124               446,001
--------------------------------------------------------------------------------------------------
     Total current liabilities                                     1,113,473             1,033,006

LONG-TERM DEBT                                                       517,834               521,657
OTHER LIABILITIES                                                    194,113               181,750

REDEEMABLE PREFERRED STOCK                                            51,544                54,344
DEFERRED CONTRIBUTIONS TO EMPLOYEE STOCK OWNERSHIP PLAN              (14,268)              (20,399)
--------------------------------------------------------------------------------------------------
                                                                      37,276                33,945

COMMON SHAREHOLDERS' EQUITY
   Common Stock, stated value $1; shares
     authorized, 300,000,000; shares outstanding,
     116,204,655 in 1999 and 119,466,101 in 1998                     116,205               119,466
   Additional paid-in capital                                        831,054               801,511
   Accumulated other comprehensive income                            (64,756)              (25,639)
   Retained earnings                                               1,281,315             1,170,970
--------------------------------------------------------------------------------------------------
     Total common shareholders' equity                             2,163,818             2,066,308
--------------------------------------------------------------------------------------------------
                                                                 $ 4,026,514           $ 3,836,666
==================================================================================================

See notes to consolidated financial statements.


                                      [22]

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



In thousands                                       Fiscal year ended    January 1, 2000     January 2, 1999     January 3, 1998
-------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
   Net income                                                                 $ 366,242           $ 388,306           $ 350,942
   Adjustments to reconcile net income
     to cash provided by operations:
     Depreciation                                                               134,335             128,495             128,734
     Amortization of intangible assets                                           33,097              32,890              27,518
     Other, net                                                                   5,341              27,764              (3,405)
      Changes in current assets and liabilities:
        Accounts receivable                                                     (12,379)            (48,771)             (9,972)
        Inventories                                                              43,655             (52,406)            (55,677)
        Accounts payable                                                        (21,414)            (17,013)            (12,587)
        Other, net                                                             (125,516)            (29,983)             35,099
-------------------------------------------------------------------------------------------------------------------------------
     Cash provided by operations                                                423,361             429,282             460,652

INVESTMENTS
   Capital expenditures                                                        (150,076)           (189,059)           (154,262)
   Business acquisitions                                                       (156,587)           (299,900)            (16,003)
   Other, net                                                                   (13,114)            (16,943)            (13,578)
-------------------------------------------------------------------------------------------------------------------------------
     Cash invested                                                             (319,777)           (505,902)           (183,843)

FINANCING
   Increase in short-term borrowings                                            145,768             212,457               8,745
   Proceeds from long-term debt                                                   1,032               4,132                --
   Payment of long-term debt                                                     (3,269)             (2,998)             (1,253)
   Purchase of Common Stock                                                    (149,075)           (147,398)           (391,651)
   Cash dividends paid                                                         (104,302)           (101,660)           (100,141)
   Proceeds from issuance of Common Stock                                        25,323              45,689              64,964
   Other, net                                                                     1,269               2,115               1,983
-------------------------------------------------------------------------------------------------------------------------------
     Cash provided (used) by financing                                          (83,254)             12,337            (417,353)

EFFECT OF FOREIGN CURRENCY RATE CHANGES ON CASH                                  (3,677)              3,397              (5,991)
-------------------------------------------------------------------------------------------------------------------------------

NET CHANGE IN CASH AND EQUIVALENTS                                               16,653             (60,886)           (146,535)
CASH AND EQUIVALENTS - BEGINNING OF YEAR                                         63,208             124,094             270,629
-------------------------------------------------------------------------------------------------------------------------------

CASH AND EQUIVALENTS - END OF YEAR                                            $  79,861           $  63,208           $ 124,094
===============================================================================================================================

See notes to consolidated financial statements.

                        CONSOLIDATED STATEMENTS OF COMMON
                              SHAREHOLDERS' EQUITY


                                                            Common          Additional        Accumulated Other        Retained
In thousands                                                 Stock     Paid-in Capital     Comprehensive Income        Earnings
-------------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 4, 1997                                $    63,908         $   668,554              $     6,428     $ 1,234,849
   Net income                                                 --                  --                       --           350,942
   Cash dividends:
     Common Stock                                             --                  --                       --           (96,337)
     Series B Preferred Stock                                 --                  --                       --            (3,804)
   Tax benefit from Preferred Stock dividends                 --                  --                       --               700
   Redemption of Preferred Stock                              --                  --                       --            (1,855)
   Purchase of treasury shares                              (5,239)               --                       --          (386,412)
   Exercise of stock options,
     net of shares surrendered                               1,457              76,074                     --               (48)
   Restricted Common Stock                                       9                (520)                    --               601
   Foreign currency translation, net of
     $22,905 deferred income taxes                            --                  --                    (42,538)           --
   Two-for-one stock split                                  61,090                --                       --           (61,090)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 3, 1998                                    121,225             744,108                  (36,110)      1,037,546
   Net income                                                 --                  --                       --           388,306
   Cash dividends:
     Common Stock                                             --                  --                       --           (97,943)
     Series B Preferred Stock                                 --                  --                       --            (3,717)
   Tax benefit from Preferred Stock dividends                 --                  --                       --               568
   Redemption of Preferred Stock                              --                  --                       --            (2,763)
   Purchase of treasury shares                              (3,223)               --                       --          (144,175)
   Exercise of stock options,
     net of shares surrendered                               1,678              57,195                     --               (87)
   Restricted Common Stock                                      19                 208                     --               (37)
   Common Stock held in trust for
     deferred compensation plans                              (233)               --                       --            (6,728)
   Foreign currency translation, net of
     $5,638 deferred income taxes                             --                  --                     10,471            --
-------------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 2, 1999                                    119,466             801,511                  (25,639)      1,170,970
   Net income                                                 --                  --                       --           366,242
   Cash dividends:
     Common Stock                                             --                  --                       --          (100,755)
     Series B Preferred Stock                                 --                  --                       --            (3,547)
   Tax benefit from Preferred Stock dividends                 --                  --                       --               437
   Redemption of Preferred Stock                              --                  --                       --            (3,284)
   Purchase of treasury shares                              (4,000)               --                       --          (145,075)
   Exercise of stock options,
     net of shares surrendered                                 793              29,209                     --              (131)
   Restricted Common Stock                                      20                 334                     --               (56)
   Common Stock held in trust for
     deferred compensation plans                               (74)               --                       --            (3,486)
   Foreign currency translation, net of
     $21,063 deferred income taxes                            --                  --                    (39,117)           --
-------------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 1, 2000                                $   116,205         $   831,054              $   (64,756)    $ 1,281,315
===============================================================================================================================

See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           NOTE A ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of VF Corporation and all majority owned subsidiaries after elimination of intercompany transactions and profits.

Inventories are stated at the lower of cost or market. Inventories stated on the last-in, first-out method represent 42% of total 1999 inventories and 48% in 1998. Remaining inventories are valued using the first-in, first-out method.

PROPERTY AND DEPRECIATION: Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, ranging up to 40 years for buildings and 10 years for machinery and equipment.

Intangible Assets represent the excess of costs over the fair value of net tangible assets of businesses acquired, less accumulated amortization of $270.5 million and $243.5 million in 1999 and 1998. These assets are amortized on the straight-line method over 10 to 40 years.

   The Company's policy is to evaluate intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss may be recorded if undiscounted future cash flows, net of income tax payments, are not expected to be adequate to recover the assets' carrying value.

REVENUE RECOGNITION: Sales are recorded when products are shipped to customers, net of discounts and allowances.

Advertising Costs are expensed as incurred and were $257.6 million in 1999, $287.5 million in 1998 and $309.3 million in 1997.

STOCK-BASED COMPENSATION: Compensation expense is recorded for the excess, if any, of the market price of VF Common Stock at the date of grant over the amount the employee must pay for the stock.

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

RECLASSIFICATIONS: Certain amounts in prior years have been reclassified to conform with the current year presentation.

USE OF ESTIMATES: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

                               NOTE B ACQUISITIONS

In 1999, the Company acquired the common stock of Horace Small Holdings Corporation of Delaware, Inc., a manufacturer and marketer of occupational apparel, for $57.7 million in cash, plus repayment of $23.3 million in debt. The Company also acquired two other workwear and four jeanswear businesses for an aggregate cost of $78.4 million, plus additional contingent consideration if future earnings targets are attained. Intangible assets related to these acquisitions totaled $87.4 million. The Company accrued various restructuring charges in connection with certain of these businesses. The charges relate to severance, closure of manufacturing and distribution facilities, and lease and contract termination costs. Cash payments related to these actions will be substantially completed during 2000. Charges are summarized as follows (in thousands):

                                             Facilities        Lease and
                                                   Exit         Contract
                                Severance         Costs      Termination        Total
Restructuring accrual           $  5,061        $  1,622        $ 17,948        $ 24,631
Cash payments                     (1,362)           (208)         (2,218)         (3,788)
                                --------        --------        --------        --------
Estimated remaining costs       $  3,699        $  1,414        $ 15,730        $ 20,843
                                ========        ========        ========        ========

   During 1998, the Company acquired Bestform Group, Inc. for $184.3 million in cash, plus repayment of $44.4 million in debt. The Company also acquired three other businesses in 1998 for an aggregate cost of $76.1 million and three businesses in 1997 for an aggregate cost of $16.0 million. Intangible assets related to these acquisitions totaled $168.5 million in 1998 and $10.0 million in 1997.

   The following unaudited pro forma results of operations assume that acquisitions during the last two years had occurred at the beginning of 1998:

In thousands, except per share amounts                1999                1998
                                             -------------       -------------
Net sales                                    $   5,614,028       $   5,826,443
Net income                                         363,097             383,933
Earnings per common share:
  Basic                                      $        3.01       $        3.13
  Diluted                                             2.96                3.06
                                             =============       =============

   All acquisitions have been accounted for as purchases, and accordingly, the purchase prices have been allocated to the net assets acquired based on fair values at the dates of acquisition. The excess of cost over fair value of the purchased businesses has been allocated to intangible assets and is being amortized over periods from 19 to 40 years. Operating results of these businesses have been included in the consolidated financial statements since the dates of acquisition.

                               NOTE C INVENTORIES

In thousands                     1999           1998
                             --------       --------
Finished products            $575,617       $552,729
Work in process               171,275        185,929
Materials and supplies        217,148        215,349
                             --------       --------
                             $964,040       $954,007
                             ========       ========

The current cost of inventories stated on the last-in, first-out method is not significantly different from their value determined under the first-in, first-out method.

                                      [25]

                      NOTE D PROPERTY, PLANT AND EQUIPMENT

In thousands                              1999             1998
                                    ----------       ----------
Land                                $   46,626       $   45,296
Buildings                              478,372          443,619
Machinery and equipment              1,289,064        1,222,216
                                    ----------       ----------
                                     1,814,062        1,711,131
Less accumulated depreciation        1,009,640          935,040
                                    ----------       ----------
                                    $  804,422       $  776,091
                                    ==========       ==========


                          NOTE E SHORT-TERM BORROWINGS

In thousands               1999           1998
                       --------       --------
Commercial paper       $319,033       $     --
Banks                    89,899        244,910
                       --------       --------
                       $408,932       $244,910
                       ========       ========

The weighted average interest rate for short-term borrowings was 6.5% at the end of 1999 and 5.8% at the end of 1998. The Company maintains an unsecured revolving credit agreement with a group of banks for $750.0 million that supports commercial paper borrowings and is otherwise available for general corporate purposes. The agreement, which extends to July 2004, requires an .08% facility fee per year and contains various financial covenants, including a debt to net worth requirement. At January 1, 2000, there were no borrowings under the agreement.


                           NOTE F ACCRUED LIABILITIES

In thousands           1999           1998
                   --------       --------
Income taxes       $ 59,242       $ 70,112
Compensation         71,798        103,769
Other               236,084        272,120
                   --------       --------
                   $367,124       $446,001
                   ========       ========


                              NOTE G LONG-TERM DEBT

In thousands                         1999           1998
                                 --------       --------
9.50% notes, due 2001            $100,000       $100,000
6.63% notes, due 2003             100,000        100,000
7.60% notes, due 2004             100,000        100,000
6.75% notes, due 2005             100,000        100,000
9.25% debentures, due 2022        100,000        100,000
Other                              22,585         22,626
                                 --------       --------
                                  522,585        522,626
Less current portion                4,751            969
                                 --------       --------
                                 $517,834       $521,657
                                 ========       ========


The scheduled payments of long-term debt are $114.0 million in 2001, $.5 million in 2002, $100.4 million in 2003 and $100.4 million in 2004. The Company paid interest of $73.4 million in 1999, $59.5 million in 1998 and $48.0 million in 1997.

                            NOTE H OTHER LIABILITIES

In thousands                    1999           1998
                            --------       --------
Deferred compensation       $179,321       $151,436
Deferred income taxes             --         11,512
Other                         14,792         18,802
                            --------       --------
                            $194,113       $181,750
                            ========       ========


                              NOTE I BENEFIT PLANS

The Company sponsors a noncontributory defined benefit pension plan covering substantially all full-time domestic employees and a nonqualified supplemental defined benefit pension plan covering key employees. The effect of the defined benefit plans on income is as follows:

In thousands                             1999            1998            1997
                                     --------        --------        --------
Service cost - benefits earned
  during the year                    $ 22,174        $ 20,391        $ 17,264
Interest cost on projected
  benefit obligation                   41,166          38,584          35,934
Expected return on plan assets        (50,692)        (45,270)        (34,771)
Amortization of:
  Transition asset                         --          (3,068)         (4,378)
  Prior service cost                    5,359           5,667           5,475
  Actuarial (gain) loss                  (831)            610             391
                                     --------        --------        --------
Pension expense                      $ 17,176        $ 16,914        $ 19,915
                                     ========        ========        ========

   The following provides a reconciliation of the changes in fair value of the pension plans' assets and benefit obligations, based on a September 30 valuation date, plus the funded status at the end of each year:

In thousands                                            1999             1998
                                                   ---------        ---------
Fair value of plan assets, beginning of year       $ 553,591        $ 526,087
Actual return on plan assets                         112,848           28,013
Company contributions                                 24,000           20,400
Benefits paid                                        (23,144)         (20,909)
                                                   ---------        ---------
Fair value of plan assets, end of year               667,295          553,591
                                                   ---------        ---------

Benefit obligations, beginning of year               591,726          503,340
Service cost                                          22,174           20,391
Interest cost                                         41,166           38,584
Plan amendments                                           --           22,427
Actuarial (gain) loss                                (44,831)          29,019
Benefits paid                                        (24,385)         (22,035)
                                                   ---------        ---------
Benefit obligations, end of year                     585,850          591,726
                                                   ---------        ---------

Funded status, end of year                            81,445          (38,135)
Unrecognized net actuarial (gain) loss               (88,095)          17,825
Unrecognized prior service cost                       29,911           35,269
                                                   ---------        ---------
Pension asset, net                                 $  23,261        $  14,959
                                                   =========        =========
Amount included in:
  Other Assets                                     $  47,633        $  35,164
  Other Liabilities                                  (24,372)         (20,205)
                                                   ---------        ---------
                                                   $  23,261        $  14,959
                                                   =========        =========

                                      [26]

   For the unfunded supplemental defined benefit pension plan, the projected benefit obligation and the accumulated benefit obligation were $50.2 million and $37.6 million, respectively, at the end of 1999 and $41.2 million and $27.9 million, respectively, at the end of 1998. To support these benefit liabilities, the Company has purchased life insurance contracts and other investment securities. These securities are held in irrevocable trusts and are included in Other Assets. The cash value of life insurance and the market value of other investments, which approximates cost, was $27.9 million in 1999 and $23.7 million in 1998.

   The projected benefit obligation was determined using an assumed discount rate of 7.8% in 1999, 6.8% in 1998 and 7.5% in 1997. The assumption for compensation increases was 4.0% in 1999 and 1998 and 4.5% in 1997, and the assumption for return on plan assets was 8.8% in each year.

   The Company sponsors an Employee Stock Ownership Plan (ESOP) as part of a 401(k) savings plan covering most domestic salaried employees. Contributions made by the Company to the 401(k) plan are based on a specified percentage of employee contributions. Cash contributions by the Company were $6.9 million in 1999, $6.5 million in 1998 and $5.7 million in 1997. Plan expense was $5.2 million in 1999 and $5.5 million in 1998 and 1997, after giving effect to dividends on the Series B Preferred Stock of $3.5 million in 1999, $3.7 million in 1998 and $3.8 million in 1997.

   The Company also sponsors other savings and retirement plans for certain domestic and foreign employees. Expense for these plans totaled $6.2 million in 1999, $6.5 million in 1998 and $5.8 million in 1997.


                                 NOTE J CAPITAL

Common shares outstanding are net of shares held in treasury, and in substance retired, of 21,136,952 in 1999, 17,134,370 in 1998 and 13,910,519 in 1997. In
addition, 306,698 shares of VF Common Stock at the end of 1999 and 232,899 shares at the end of 1998 are held in trust for deferred compensation plans. These shares are treated for financial accounting purposes as treasury shares at a cost of $10.5 million and $7.0 million, respectively.

   There are 25,000,000 authorized shares of Preferred Stock, $1 par value. As of January 1, 2000, 2,000,000 shares are designated as Series A Preferred Stock, of which none has been issued. In addition, 2,105,263 shares are designated as 6.75% Series B Preferred Stock, which were purchased by the ESOP.

   There were 1,669,444 shares of Series B Preferred Stock outstanding at January 1, 2000, 1,760,119 outstanding at January 2, 1999 and 1,824,820 outstanding at January 3, 1998, after share redemptions.

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


                        NOTE K REDEEMABLE PREFERRED STOCK

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

   The ESOP's purchase of the preferred shares was funded by a loan of $65.0 million from the Company that bears interest at 9.80% and is payable in increasing installments through 2002. Interest related to this loan was $2.6 million in 1999, $3.3 million in 1998 and $3.9 million in 1997. Principal and interest obligations on the loan are satisfied as the Company makes contributions to the savings plan and dividends are paid on the Preferred Stock. As principal payments are made on the loan, shares of Preferred Stock are allocated to participating employees' accounts within the ESOP. At the end of 1999, 1,207,392 shares of Preferred Stock had been allocated to participating employees' accounts.


                            NOTE L STOCK OPTION PLAN

The Company has granted nonqualified stock options to officers, directors and key employees under a stock compensation plan at prices not less than fair market value on the date of grant. Options become exercisable one year after the date of grant and expire ten years after the date of grant. Activity in the stock compensation plan is summarized as follows:

                                                Weighted
                               Shares            Average
                                Under           Exercise
                               Options            Price
                              ----------        ----------
Balance January 4, 1997        8,164,472        $    26.21
Options exercised             (2,521,346)            25.78
Options canceled                (131,510)            29.88
                              ----------        ----------
Balance January 3, 1998        5,511,616             28.21
Options granted                1,940,000             43.30
Options exercised             (1,680,000)            27.26
Options canceled                 (69,310)            25.41
                              ----------        ----------
Balance January 2, 1999        5,702,306             33.65
Options granted                1,975,400             43.20
Options exercised               (795,400)            31.87
Options canceled                (250,810)            32.88
                              ----------        ----------
Balance January 1, 2000        6,631,496        $    36.74
                              ==========        ==========


                                      [27]

   Stock options outstanding at January 1, 2000 are summarized as follows:

                                               Weighted
                                                Average     Weighted
Range of                                      Remaining      Average
Exercise                         Number     Contractual     Exercise
Prices                      Outstanding            Life        Price
--------                    -----------     -----------     --------
$ 6 - 10                          8,900         .9 years      $ 8.09
 16 - 20                         44,220        1.9 years       17.95
 21 - 25                        641,616        4.6 years       23.49
 26 - 30                      1,179,510        4.7 years       27.01
 31 - 35                      1,127,900        6.9 years       34.48
 40 - 45                      3,629,350        8.6 years       43.25
                              ---------        ---            ------
$ 6 - 45                      6,631,496        7.2 years      $36.74
                              =========        ===            ======


   All above options are exercisable, except for those granted in 1999. There are 4,646,983 shares available for future grants of stock options and stock awards, of which no more than 1,030,053 may be grants of restricted stock awards.

   Since all stock options are granted at market value, compensation expense is not required. However, had compensation expense been determined based on the fair value of the options on the grant dates, the Company's net income would have been reduced by $11.9 million ($.10 per share) in 1999, $9.7 million ($.08 per share) in 1998 and $9.0 million ($.07 per share) in 1997.

   The fair value of options granted during 1999 was $9.97 per share and of options granted during 1998 was $8.78 per share. Fair value is estimated based on the Black-Scholes option-pricing model with the following assumptions for grants in 1999 and 1998: dividend yield of 2.0%; expected volatility of 26% in 1999 and 20% in 1998; risk-free interest rates of 4.8% in 1999 and 5.4% in 1998; and expected lives of 4 years.

   The Company has granted to key employees 67,367 shares of restricted stock that vest in the year 2005. Compensation equal to the market value of shares at the date of grant is amortized to expense over the vesting period. Expense for these shares was $.3 million in 1999 and $.2 million in 1998 and 1997.

   In 1999, the Company granted stock awards to certain key employees under a new stock award plan, which replaced a portion of the cash incentive compensation for those employees. The stock awards entitle the participants to the right to receive shares of VF Common Stock, with the number of shares to be earned based on the three year total shareholder return of VF Common Stock compared with a peer group of other major apparel companies. Shares earned at the end of each three year period are issued to participants in the following year, unless they elect to defer receipt of the shares. A total of 44,962 shares of VF Common Stock were earned for the three year performance period ended in 1999. At the end of 1999, there are 34,062 stock awards outstanding for the performance period ending in 2000 and 34,062 for the performance period ending in 2001. Compensation expense equal to the market value of the shares to be issued is recognized ratably over each three year performance period. In 1999, expense of $2.0 million was recognized for this plan.


                               NOTE M INCOME TAXES

The provision for income taxes is computed based on the following amounts of income before income taxes:

In thousands           1999           1998           1997
                   --------       --------       --------
Domestic           $567,545       $582,128       $514,028
Foreign              28,031         49,470         71,852
                   --------       --------       --------
                   $595,576       $631,598       $585,880
                   ========       ========       ========

   The provision for income taxes consists of:

In thousands                           1999            1998            1997
                                  ---------       ---------       ---------
Current:
  Federal                         $ 175,052       $ 174,346       $ 201,924
  Foreign                            14,113          35,082          46,466
  State                              19,607          14,757          19,553
                                  ---------       ---------       ---------
                                    208,772         224,185         267,943
Deferred, primarily federal          20,562          19,107         (33,005)
                                  ---------       ---------       ---------
                                  $ 229,334       $ 243,292       $ 234,938
                                  =========       =========       =========

   The reasons for the difference between income taxes computed by applying the statutory federal income tax rate and income tax expense in the financial statements are as follows:

In thousands                                 1999             1998            1997
                                        ---------        ---------       ---------
Tax at federal statutory rate           $ 208,452        $ 221,059       $ 205,058
State income taxes,
  net of federal tax benefit               12,744            9,592          12,709
Amortization of intangible assets           8,241            7,916           7,084
Foreign operating losses
  with no current benefit                  11,608            4,715           4,033
Other, net                                (11,711)              10           6,054
                                        ---------        ---------       ---------
                                        $ 229,334        $ 243,292       $ 234,938
                                        =========        =========       =========

   Deferred income tax assets and liabilities consist of the following:

In thousands                                 1999             1998
                                        ---------        ---------
Deferred income tax assets:
  Employee benefits                     $  51,582        $  62,564
  Inventories                              19,990           16,780
  Other accrued expenses                   79,767          103,811
  Operating loss carryforwards             71,911           38,083
  Foreign currency translation             34,869           13,806
                                        ---------        ---------
                                          258,119          235,044
  Valuation allowance                     (46,526)         (34,249)
                                        ---------        ---------
  Deferred income tax assets              211,593          200,795
                                        ---------        ---------
Deferred income tax liabilities:
  Depreciation                             56,103           59,288
  Other                                    25,244           39,857
                                        ---------        ---------
  Deferred income tax liabilities          81,347           99,145
                                        ---------        ---------
  Net deferred income tax assets        $ 130,246        $ 101,650
                                        =========        =========
Amount included in:
  Current Assets                        $  74,067        $  99,608
  Other Assets                             56,179           13,554
  Other Liabilities                            --          (11,512)
                                        ---------        ---------
                                        $ 130,246        $ 101,650
                                        =========        =========



                                      [28]

   The Company has $141.8 million of foreign operating loss carryforwards expiring at various dates; a valuation allowance has been provided where it is more likely than not that the deferred tax assets relating to certain of those loss carryforwards will not be realized. Income taxes paid were $228.0 million in 1999, $215.2 million in 1998 and $230.1 million in 1997. Interest income includes $3.0 million in 1999 and $10.5 million in 1997 relating to settlements of prior years' tax examinations.


                       NOTE N BUSINESS SEGMENT INFORMATION

The Company designs and manufactures apparel products marketed primarily under Company-owned brand names. Customers are primarily department, discount and specialty stores throughout the world.

   The Company manages its businesses through separate marketing companies that support specific brands. Manufacturing and product sourcing needs are met by groups that support individual or in some cases several different product types. These operations have been aggregated into three reportable segments. The "Consumer Apparel" segment includes jeanswear and related products, women's intimate apparel and swimwear, and children's apparel, all having similar characteristics of economic performance, product type, production process, method of distribution and class of customer. The "Occupational Apparel" segment is distinguished from the Consumer Apparel segment because of a different class of customer. The "All Other" segment consists of the Company's knitwear, daypack and backpack operations, which have different product or economic characteristics than those in the other segments. The Occupational Apparel segment is separately reportable for 1999 because of recent acquisitions; accordingly, prior years' segment information has been restated to conform to the 1999 presentation.

   Management evaluates the operating performance of each of its marketing companies based on their income from operations. Accounting policies used for segment reporting are consistent with those stated in Note A, except that inventories are valued on a first-in, first-out basis and that interest income and expense and amortization of intangible assets are not allocated to individual segments. Corporate and other expenses include expenses incurred in and directed by the Corporate offices that are not allocated to specific business units. Segment assets are those used directly in the operations of each business unit, such as accounts receivable, inventories and property, plant and equipment. Corporate assets include investments and deferred income taxes. Financial information for the Company's reportable segments is as follows:

In thousands                                     1999               1998               1997
                                          -----------        -----------        -----------
Net sales:
  Consumer Apparel                        $ 4,276,809        $ 4,313,082        $ 3,963,869
  Occupational Apparel                        640,227            482,931            461,940
  All Other                                   634,580            682,794            796,437
                                          -----------        -----------        -----------
  Consolidated net sales                  $ 5,551,616        $ 5,478,807        $ 5,222,246
                                          ===========        ===========        ===========

Segment profit:
  Consumer Apparel                        $   629,127        $   693,638        $   574,384
  Occupational Apparel                         79,164             80,988             72,626
  All Other                                    57,715             38,686             73,517
                                          -----------        -----------        -----------
  Total segment profit                        766,006            813,312            720,527
Interest, net                                 (62,490)           (55,871)           (25,877)
Amortization of intangible assets             (33,097)           (32,890)           (27,518)
Corporate and other expenses                  (74,843)           (92,953)           (81,252)
                                          -----------        -----------        -----------
Consolidated income before
  income taxes                            $   595,576        $   631,598        $   585,880
                                          ===========        ===========        ===========

Segment assets:
  Consumer Apparel                        $ 1,783,225        $ 1,858,873        $ 1,506,035
  Occupational Apparel                        379,004            247,734            217,239
  All Other                                   332,850            377,155            421,389
                                          -----------        -----------        -----------
  Total segment assets                      2,495,079          2,483,762          2,144,663
  Cash and equivalents                         79,861             63,208            124,094
  Intangible assets                           992,463            951,562            814,332
  Corporate assets                            459,111            338,134            239,693
                                          -----------        -----------        -----------
  Consolidated assets                     $ 4,026,514        $ 3,836,666        $ 3,322,782
                                          ===========        ===========        ===========

Depreciation expense:
  Consumer Apparel                        $    89,313        $    83,382        $    81,199
  Occupational Apparel                         14,958             11,769             11,631
  All Other                                    23,555             26,165             29,993
  Corporate                                     6,509              7,179              5,911
                                          -----------        -----------        -----------
  Consolidated depreciation expense       $   134,335        $   128,495        $   128,734
                                          ===========        ===========        ===========

Capital expenditures:
  Consumer Apparel                        $    97,196        $   129,532        $   109,458
  Occupational Apparel                         20,845             19,362             16,821
  All Other                                     8,358             11,480             15,856
  Corporate                                    23,677             28,685             12,127
                                          -----------        -----------        -----------
  Consolidated capital expenditures       $   150,076        $   189,059        $   154,262
                                          ===========        ===========        ===========

   Information by geographic area is presented below, with sales based on the location of the customer:

In thousands                                  1999             1998             1997
                                        ----------       ----------       ----------
Net sales:
  United States                         $4,605,624       $4,552,785       $4,368,474
  Foreign, primarily Europe                945,992          926,022          853,772
                                        ----------       ----------       ----------
  Consolidated net sales                $5,551,616       $5,478,807       $5,222,246
                                        ==========       ==========       ==========
Long-lived assets, primarily
 property, plant and equipment:
  United States                         $  650,577       $  634,231       $  596,125
  Mexico                                    71,627           60,400           41,055
  Other foreign, primarily Europe           83,029           83,842           73,253
                                        ----------       ----------       ----------
  Total long-lived assets               $  805,233       $  778,473       $  710,433
                                        ==========       ==========       ==========


                                      [29]

   Worldwide sales by product category are as follows:

In thousands                               1999             1998             1997
                                     ----------       ----------       ----------
Jeanswear and related products       $2,936,196       $2,962,790       $2,888,967
Intimate apparel                        981,798          965,782          648,937
Occupational apparel                    640,227          482,931          461,940
Knitwear                                453,103          506,365          614,798
Other                                   540,292          560,939          607,604
                                     ----------       ----------       ----------
Total                                $5,551,616       $5,478,807       $5,222,246
                                     ==========       ==========       ==========

   Sales to one domestic discount store group comprise 13.0% of consolidated sales in 1999, 12.3% in 1998 and 11.1% in 1997.


                                  NOTE O LEASES

The Company leases certain facilities and equipment under noncancelable operating leases. Rental expense was $59.3 million in 1999, $64.3 million in 1998 and $66.2 million in 1997. Future minimum lease payments are $54.7 million, $44.2 million, $35.3 million, $28.0 million and $20.4 million for the years 2000 through 2004 and $43.1 million thereafter.


                            NOTE P EARNINGS PER SHARE

In thousands, except per share amounts           1999           1998           1997
                                             --------       --------       --------
Basic earnings per share:
  Net income                                 $366,242       $388,306       $350,942
  Less Preferred Stock dividends
   and redemption premium                       6,394          5,912          5,003
                                             --------       --------       --------
  Net income available for
   Common Stock                              $359,848       $382,394       $345,939
                                             --------       --------       --------
  Weighted average Common
   Stock outstanding                          118,538        120,744        125,504
                                             --------       --------       --------
  Basic earnings per share                   $   3.04       $   3.17       $   2.76
                                             ========       ========       ========

Diluted earnings per share:
  Net income                                 $366,242       $388,306       $350,942
  Increased ESOP expense if
   Preferred Stock were converted
   to Common Stock                              1,036          1,136          1,227
                                             --------       --------       --------
  Net income available for
   Common Stock and dilutive
   securities                                $365,206       $387,170       $349,715
                                             --------       --------       --------
  Weighted average Common
   Stock outstanding                          118,538        120,744        125,504
  Additional Common Stock
   resulting from dilutive securities:
   Preferred Stock                              2,724          2,854          2,955
   Stock options and other                        996          1,397          1,261
                                             --------       --------       --------
  Weighted average Common
   Stock and dilutive securities
   outstanding                                122,258        124,995        129,720
                                             --------       --------       --------
  Diluted earnings per share                 $   2.99       $   3.10       $   2.70
                                             ========       ========       ========

   Outstanding options to purchase 2.1 million shares of Common Stock have been excluded from the computation of diluted earnings per share in 1999 because the option exercise prices were greater than the average market price of the Common Stock.


                          NOTE Q FINANCIAL INSTRUMENTS

The carrying amount and fair value of financial instruments included in the balance sheets are as follows:


In thousands                              1999                          1998
                                          ----                          ----
                                 Carrying        Fair          Carrying        Fair
                                  Amount         Value          Amount         Value
                                 --------       --------       --------       --------
Financial liabilities:
  Short-term borrowings          $408,932       $408,932       $244,910       $244,910
  Long-term debt                  522,585        507,297        522,626        552,476
  Series B Preferred Stock         51,544         80,133         54,344        132,008
                                 ========       ========       ========       ========

   The fair value of the Company's short-term and long-term debt is estimated based on quoted market prices or values of comparable borrowings. The fair value of the Series B Preferred Stock is based on a valuation by an independent financial consulting firm.

   The Company enters into short-term foreign currency forward exchange contracts to manage exposures related to specific foreign currency transactions or anticipated cash flows. Changes in the fair values of these contracts are recognized currently in operating income. The amounts of the contracts, and related gains and losses, are not material. The fair value of foreign currency financial instruments approximates their carrying value.




                                      [30]

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders
VF Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and common shareholders' equity present fairly, in all material respects, the financial position of VF Corporation and its subsidiaries at January 1, 2000 and January 2, 1999, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 1, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


[PricewaterhouseCoopers LLP]

PricewaterhouseCoopers LLP
Greensboro, North Carolina
February 3, 2000



                                      [31]

                        VF CORPORATION FINANCIAL SUMMARY


In thousands, except per share amounts                                 1999                   1998                   1997
                                                                -----------            -----------            -----------
Summary of Operations
Net sales                                                       $ 5,551,616            $ 5,478,807            $ 5,222,246
Cost of products sold                                             3,657,120              3,586,686              3,440,611
                                                                -----------            -----------            -----------
Gross margin                                                      1,894,496              1,892,121              1,781,635
Marketing, administrative and other                               1,241,864              1,207,952              1,176,562
                                                                -----------            -----------            -----------
Operating income                                                    652,632                684,169                605,073
Interest, net                                                       (62,490)               (55,871)               (25,877)
Miscellaneous, net                                                    5,434                  3,300                  6,684
                                                                -----------            -----------            -----------
Income before income taxes                                          595,576                631,598                585,880
Income taxes                                                        229,334                243,292                234,938
                                                                -----------            -----------            -----------
Net income                                                      $   366,242            $   388,306            $   350,942
                                                                -----------            -----------            -----------
Per share of Common Stock(1)
   Earnings - basic                                             $      3.04            $      3.17            $      2.76
   Earnings - diluted                                                  2.99                   3.10                   2.70
   Dividends                                                            .85                    .81                    .77
Average number of common shares outstanding                         118,538                120,744                125,504
Net income as % of average common shareholders' equity                 17.3%                  19.7%                  18.2%
Net income as % of average total assets                                 8.9%                  10.2%                  10.1%
                                                                ===========            ===========            ===========
Financial Position
Accounts receivable, net                                        $   732,502            $   705,734            $   587,934
Inventories                                                         964,040                954,007                774,755
Total current assets                                              1,877,416              1,848,152              1,601,466
Property, plant and equipment, net                                  804,422                776,091                705,990
Total assets                                                      4,026,514              3,836,666              3,322,782
Total current liabilities                                         1,113,473              1,033,006                765,908
Long-term debt                                                      517,834                521,657                516,226
Common shareholders' equity                                       2,163,818              2,066,308              1,866,769
                                                                ===========            ===========            ===========
Other Statistics
Working capital                                                 $   763,943            $   815,146            $   835,558
Current ratio                                                           1.7                    1.8                    2.1
Debt to capital ratio(2)                                               30.1%                  27.1%                  22.5%
Dividends                                                       $   104,302            $   101,660            $   100,141
Purchase of Common Stock                                            149,075                147,398                391,651
Cash provided by operations                                         423,361                429,282                460,652
Capital expenditures (excluding acquisitions)                       150,076                189,059                154,262
Depreciation and amortization                                       167,432                161,385                156,252
                                                                ===========            ===========            ===========
Market Data
Market price range(1)                                           $55-27 7/16      $54 11/16-33 7/16         $48 1/4-32 1/4
Book value per common share(1)                                        18.62                  17.30                  15.40
Price earnings ratio - high-low                                    18.1-9.0              17.3-10.5              17.5-11.7
Rate of payout(3)                                                      28.0%                  25.6%                  27.9%
                                                                ===========            ===========            ===========

In thousands, except per share amounts                                            1996                   1995
                                                                           -----------            -----------
Summary of Operations
Net sales                                                                  $ 5,137,178            $ 5,062,299
Cost of products sold                                                        3,458,166              3,577,555
                                                                           -----------            -----------
Gross margin                                                                 1,679,012              1,484,744
Marketing, administrative and other                                          1,121,729              1,137,354
                                                                           -----------            -----------
Operating income                                                               557,283                347,390
Interest, net                                                                  (49,387)               (66,217)
Miscellaneous, net                                                                 512                  2,962
                                                                           -----------            -----------
Income before income taxes                                                     508,408                284,135
Income taxes                                                                   208,884                126,844
                                                                           -----------            -----------
Net income                                                                 $   299,524            $   157,291
                                                                           -----------            -----------
Per share of Common Stock(1)
   Earnings - basic                                                        $      2.32            $      1.20
   Earnings - diluted                                                             2.28                   1.19
   Dividends                                                                       .73                    .69
Average number of common shares outstanding                                    127,292                127,486
Net income as % of average common shareholders' equity                            16.2%                   8.8%
Net income as % of average total assets                                            8.6%                   4.4%
                                                                           ===========            ===========
Financial Position
Accounts receivable, net                                                   $   592,942            $   629,506
Inventories                                                                    730,823                841,907
Total current assets                                                         1,706,326              1,667,637
Property, plant and equipment, net                                             721,524                749,880
Total assets                                                                 3,449,535              3,447,071
Total current liabilities                                                      766,267                868,320
Long-term debt                                                                 519,058                614,217
Common shareholders' equity                                                  1,973,739              1,771,506
                                                                           ===========            ===========
Other Statistics
Working capital                                                            $   940,059            $   799,317
Current ratio                                                                      2.2                    1.9
Debt to capital ratio(2)                                                          21.4%                  32.3%
Dividends                                                                  $    97,036            $    92,038
Purchase of Common Stock                                                        61,483                 86,251
Cash provided by operations                                                    711,454                323,656
Capital expenditures (excluding acquisitions)                                  138,747                155,206
Depreciation and amortization                                                  160,578                167,721
                                                                           ===========            ===========
Market Data
Market price range(1)                                               $34 15/16-23 13/16        $28 9/16-23 3/8
Book value per common share(1)                                                   15.44                  13.96
Price earnings ratio - high-low                                              15.1-10.3              23.8-19.5
Rate of payout(3)                                                                 31.5%                  57.5%
                                                                           ===========            ===========


(1) Per share computations and market price ranges have been adjusted to reflect a two-for-one stock split in November 1997.

(2) Capital is defined as common shareholders' equity plus short-term and long-term debt.

(3) Dividends per share divided by earnings per share.



                                      [32]

                              INVESTOR INFORMATION

COMMON STOCK
Listed on the New York Stock Exchange and Pacific Exchange - trading symbol VFC.

SHAREHOLDERS OF RECORD
As of February 18, 2000, there were 6,974 shareholders of record.

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

DIVIDEND DIRECT DEPOSIT
Shareholders may have their dividends deposited into their savings or checking account at any bank that is a member of the Automated Clearing House (ACH) system. A brochure describing this service may be obtained by contacting First Chicago.

QUARTERLY COMMON STOCK PRICE INFORMATION
The high and low sales prices for the periods indicated were as follows:

                             1999                          1998                          1997
--------------------------------------------------------------------------------------------------------
                      High           Low            High           Low            High           Low
--------------------------------------------------------------------------------------------------------
First quarter       $50 13/16      $40 7/8        $53 1/4        $40 3/4        $35 11/16      $32 1/2
Second quarter       55             37 1/2         54 11/16       49 11/16       43 5/8         32 1/4
Third quarter        43 3/8         30             52 1/4         36 5/8         48 1/4         42 9/16
Fourth quarter       32 5/8         27 7/16        50 11/16       33 7/16        47 3/16        41 11/16