Form 10-K405, Exhibit 13
period 2000-12-30
V F CORP /PA/
filed 2001-03-26
CIK 103379

Management's Discussion and Analysis of
Operations and Financial Condition


ANALYSIS OF OPERATIONS

Restructuring Actions

During the fourth quarter of 2000, management announced that it intended to exit several underperforming businesses and to aggressively reduce its overall cost structure to get the Company on track to achieve our long-term earnings growth target of 8% to 10% per year. Accordingly, we recorded pretax charges of $119.9 million ($.67 per share) to implement these initiatives.

   As part of these restructuring charges, the Company recorded costs of $69.7 million to exit several underperforming businesses. The Company transferred its Wrangler business in Japan to a licensee and incurred a loss on disposition of $26.8 million, of which $23.8 million related to the write-off of intangible assets. In the occupational apparel business units, the Company eliminated several product lines that were part of the acquisitions made in late 1998 and early 1999 and decided to exit certain intimate apparel lines determined to have limited potential. During 2000, these businesses or product lines had sales of $101 million and incurred $20 million of operating losses.

   Also included in the restructuring charges was $18.5 million to close higher cost manufacturing facilities as part of our ongoing strategy of moving toward lower cost, more flexible global sourcing. In addition, the Company recorded $31.7 million of costs to close or consolidate distribution centers and administrative offices and functions.

   The elimination of operating losses of the closed businesses and savings from the manufacturing, distribution and administrative cost reduction initiatives should result in an annualized benefit to pretax earnings of $45 million. See Note M to the consolidated financial statements for more information on the restructuring charges.

Consolidated Statements of Income

Consolidated sales rose 4% to a record $5,748 million in 2000. The sales increase was primarily due to the acquisitions completed in 2000, plus increases in our domestic jeanswear, knitwear and playwear businesses, offset by declines in our international businesses primarily due to foreign currency translation. In translating foreign currencies into the U.S. dollar, the stronger U.S. dollar reduced 2000 sales comparisons by $73 million. Sales in 1999 rose 1% over the 1998 level. This was primarily due to the 1999 acquisitions, offset in part by a slowdown in the jeanswear market in Europe and in the mid-tier channel of distribution in the U.S.

   Gross margins were 33.2% of sales in 2000, compared with 34.1% in 1999 and 34.5% in 1998. Excluding restructuring charges included in cost of products sold of $55.9 million in 2000, gross margins were flat with 1999 at 34.1%. Gross margins benefited from higher than average margins in the companies acquired in 2000. In addition, margins were favorably impacted during the last two years from the continuing shift to lower cost sourcing, lower raw material costs and increased operating efficiencies. Offsetting these increases in 2000 were lower gross margins in occupational apparel. In 1999, lower gross margins in the domestic Lee jeanswear and European jeanswear businesses reduced overall ratios from the prior year.

   For the U.S. market, VF manufactures its products in owned domestic plants and offshore plants, primarily in Mexico, and contracts production from independent contractors mostly located outside of the U.S. The amount of domestic sales derived from products manufactured in lower cost locations outside the U.S. has increased each year over the last three years to where now 67% is sourced from international locations. Similarly, in foreign markets over the last three years, sourcing has shifted from higher cost owned plants located primarily in western Europe to lower cost owned and contracted production in locations outside of western Europe.

   Marketing, administrative and general expenses were 23.5% of sales in 2000, compared with 22.2% in 1999 and 21.9% in 1998, respectively. Excluding restructuring charges of $37.2 million in 2000, expenses were 22.9% of sales. Expenses as a percent of sales increased in 2000 due to the higher than average expense levels of the 2000 acquisitions. Expenses as a percent of sales increased in 1999 primarily due to fixed short-term expenses on a lower sales level in European jeanswear, partially offset by lower advertising spending.

   Other operating income and expense includes amortization of intangible assets, net royalty income and, in 2000, the $26.8 million loss on disposal of the Wrangler business in Japan representing primarily the write-off of intangible assets. In each of the last two years, amortization of intangible assets increased because of acquisitions completed during those years. Net royalty income in 2000 was flat with 1999 but declined from 1998 due to the conversion of certain formerly licensed businesses to owned operations.

   Net interest expense increased in each of the last two years due to higher borrowings related to the business acquisitions and, to a lesser extent, higher interest rates.

   The effective income tax rate was 38.1% (before cumulative effect of a change in accounting policy) in 2000 and 38.5% in 1999 and 1998. Excluding the effect of the restructuring charges, the effective tax rate was 37.7% in 2000. The effective rate declined in 2000 due to higher U.S. tax credits, taxes not provided on permanently invested foreign earnings and lower state income taxes.

   Reported net income was $260.3 million in 2000, or $2.25 per share, compared with $366.2 million ($3.04 per share) in 1999 and $388.3 million ($3.17 per share) in 1998. Excluding the effects of restructuring charges and the cumulative effect of a change in accounting policy, net income in 2000 was $343.8 million, or $2.98 per share. Net income declined by 6% from the 1999 level, while earnings per share declined by 2%, reflecting the benefit of the Company's share repurchase program. The 2000 acquisitions had a $.06 negative impact on 2000 reported earnings per share, and the stronger U.S. dollar in 2000 had a $.05 negative impact on earnings per share compared with the prior year. Similarly, 1999 net income declined by 6% from 1998, while earnings per share declined by 4%, again reflecting the benefit of the Company's share repurchase program.

Information by Business Segment

The Consumer Apparel segment consists of jeanswear, women's intimate apparel, women's swimwear, and the children's apparel businesses. Overall, segment sales declined by 1% in each of the last two years. In 2000, domestic jeanswear sales increased by 5%, with strength across the mass, western and Lee marketing units. European jeanswear sales declined due to the negative effects of foreign currency translation. In other international markets, jeanswear sales increases in Latin America were offset by a decline in the Wrangler business in Japan. Domestic intimate apparel sales declined 9% in 2000, as increases in department store brands were more than offset by the absence of new private label programs and by a reduction in Vassarette brand sales in the mass channel of distribution. Segment profit in 2000, excluding $71.0 million of restructuring charges, increased 7% over 1999, led by growth in sales and profit margins in both domestic and international jeanswear. In 1999, sales increases in mass market domestic jeanswear and in the newly acquired Latin American jeanswear businesses offset declines reported in the Lee branded domestic business and in European jeanswear businesses. The decline in Lee related to the overall softness in retail sales in mid-tier department stores in the U.S., and the decline in Europe was due to a consumer shift away from basic jeans products to alternative fabrics and styles. Segment profit in 1999 declined due to lower sales in Lee, lower sales in Europe, operating difficulties resulting from European jeanswear consolidation efforts, and a $6 million charge to close the Jantzen women's sportswear division.

   The Occupational Apparel segment includes the Company's industrial, career and safety apparel businesses. Sales increases in each of the last two years were due to one acquisition in the latter part of 1998 and three acquisitions in early 1999. Segment profit in 2000 includes $34.6 million of restructuring costs. Excluding these restructuring costs, segment profit still declined significantly in 2000 due to manufacturing and distribution inefficiencies related to integration of the recently acquired companies. Segment profit in 1999 declined as a percent of sales from 1998 due to the lower level of profitability of the acquired businesses and to systems, distribution and other costs incurred to integrate these new businesses into VF's existing infrastructure.

   The All Other segment includes the Company's knitwear and outdoor-related businesses represented by the JanSport and Eastpak brands (backpacks and daypacks) and The North Face branded products (outerwear and equipment). Sales increased primarily from The North Face and Eastpak acquisitions in May 2000. Segment profit, excluding $6.0 million of restructuring costs in 2000, advanced only slightly from the prior year level because of the low level of profitability of the newly acquired businesses. Sales and profit, excluding restructuring costs, in the Company's knitwear business increased in 2000 from the 1999 levels. With difficult market conditions and pricing pressures, our knitwear profitability continues to be below overall Company averages.

ANALYSIS OF FINANCIAL CONDITION

In managing its capital structure, it is management's goal to maintain a debt to capital ratio of less than 40%, while providing flexibility to pursue investment opportunities that may become available. Our debt to capital ratio remains within these guidelines: 34.7% at the end of 2000 and 30.1% at the end of 1999.

Balance Sheets

Even with higher fourth quarter sales, accounts receivable decreased in 2000 due to slightly lower day's sales outstanding. Inventories increased 17% in 2000. Excluding businesses acquired in 2000, inventories increased by 6%, primarily due to increases at domestic jeanswear as their sales have grown. Management has targeted an inventory reduction of as much as $100 million during 2001.

   Intangible assets increased during 2000 due to the acquisitions completed during the year. This increase was partially offset by the reduction in intangible assets related to disposition of the Wrangler business in Japan.

   The increase in other accrued liabilities results from the restructuring charges recorded in the fourth quarter of 2000.

   Total long-term debt increased through the September 2000 issuance of $300.0 million of 8.10% notes due in 2005 and $200.0 million of 8.50% notes due in 2010. Proceeds from these debt obligations were used to repay short-term borrowings. Current maturities of long-term debt increased as $114.0 million becomes payable in 2001 and is expected to be funded by cash flow from operations.

   The accumulated other comprehensive loss component of Common Shareholders' Equity increased during 2000 due to foreign currency translation adjustments resulting from the strengthening of the U.S. dollar in relation to the currencies of most European countries where the Company has operations.

Liquidity and Cash Flows

Working capital was $1,103.9 million and the current ratio was 2.1 to 1 at the end of 2000, compared with $763.9 million and 1.7 to 1 at the end of 1999. The increase in 2000 was due to the increase in inventories and repayment of short-term borrowings with the proceeds of the long-term debt offering.

   The primary source of liquidity is the Company's strong cash flow provided by operations, which was $443.3 million in 2000, $423.4 million in 1999 and $429.3 million in 1998.

   Capital expenditures were $125.2 million in 2000, compared with $150.1 million and $189.1 million in 1999 and 1998, respectively. Capital expenditures relate to ongoing investments in information systems and capital improvements in our worldwide manufacturing and other facilities. Capital expenditures in 2001 are expected to be slightly higher than the 2000 level, but below historical levels, and will be funded by cash flow from operations. Capital expenditures have declined from the 1999/1998 levels due to slower expansion in offshore manufacturing capacity, primarily in jeanswear.

   During 2000, the Company purchased 4.0 million shares of its Common Stock in open market transactions at a cost of $105.7 million. During 1999, the Company purchased 4.0 million shares for $149.1 million. Under its current authorization from the Board of Directors, the Company may purchase up to an additional 4.0 million shares. Depending on other opportunities that may arise, the Company intends to purchase approximately one million shares per quarter during 2001.

   Cash dividends totaled $.89 per common share in 2000, compared with $.85 in 1999 and $.81 in 1998. The dividend payout rate increased to 40% due to lower 2000 earnings (30% excluding the two unusual items), compared with a payout rate of 28% in 1999 and 26% in 1998. The indicated annual dividend rate for 2001 is $.92 per share. VF has paid dividends on its Common Stock annually since 1941 and intends to maintain a long-term payout rate of 30%.

   Looking ahead to 2001, sales should rise slightly above 2000 levels, with the sales increases from the 2000 acquisitions partially offset by the absence of $101 million in sales related to the workwear, Wrangler Japan and other businesses that we exited in 2000. Management believes that the benefits from the restructuring initiatives described previously, as well as increased profitability in the workwear businesses and in the recently acquired companies, are necessary for the Company to achieve its long-term earnings growth target of 8% to 10%. For 2001, that implies a range in earnings per share of $3.21 to $3.28. We expect cash flow from operations to be approximately
$450 million to $500 million. With our strong financial position, unused credit lines and additional borrowing capacity, the Company has substantial liquidity and flexibility to meet investment opportunities that may arise.

Euro Currency Conversion

Effective January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing currencies and a single new currency, the "euro." During a transition period through December 2001, business transactions can be conducted in both the euro and the legacy currencies, while cash transactions remain in the legacy currencies. After that date, the euro will be the sole currency of the participating countries for business transactions. Beginning in January 2002, new euro-denominated currency will be issued by the participating countries, and their legacy currencies will cease to be legal tender effective June 30, 2002. Approximately 9% of the Company's 2000 sales were generated in the participating countries of the European Union.

   We have evaluated all information technology systems and have concluded that they are euro compliant. We are also evaluating the strategic implications of adopting the euro, including pricing and distribution of the Company's products. Although this evaluation is ongoing, it is likely that the euro will lead to more uniform pricing in all European markets, including those that have not adopted the euro as their common currency. The financial impact of the conversion to the euro on the Company's operations will depend on the competitive conditions that exist in the various regional markets. However, management believes that the conversion to the euro will not have a material effect on the Company's results of operations or financial position. All costs relating to the conversion to the euro, which are not significant, are being expensed as incurred.

Risk Management

The Company is exposed to a variety of market risks in the ordinary course of business, including the effects of changes in interest rates, foreign currency exchange rates and the value of marketable securities. The Company regularly assesses these potential risks and manages its exposures to these risks through its operating and financing activities and, when appropriate, through the use of derivative financial instruments. The Company does not use derivative instruments for trading or speculative purposes.

   The Company limits its risk from interest rate fluctuations on its net income and cash flows by managing its mix of long-term borrowings at fixed interest rates and short-term borrowings at variable interest rates.
The Company may also use derivative financial instruments to minimize its interest rate risk. The primary interest rate exposure relates to changes in interest rates on short-term domestic and foreign borrowings. These short-term borrowings averaged $470 million during 2000 and $430 million during 1999. Because a significant amount of short-term borrowings were repaid during the fourth quarter with proceeds of $500 million of long-term debt issued in September 2000, the average amount of short-term borrowings is expected to be substantially less in 2001. The effect of a hypothetical 1% change in interest rates on reported net income would be approximately $.02 per share.

   The Company has assets and liabilities in foreign subsidiaries that are subject to fluctuations in foreign currency exchange rates. Investments in these primarily European subsidiaries are considered to be long-term investments, and accordingly, the Company uses a functional currency other than the U.S. dollar. The Company does not hedge these net investments and does not hedge the translation of foreign currency operating results into the U.S. dollar. In addition, a growing percentage of the total product needs to support our domestic and European businesses are manufactured in Company-owned plants in foreign countries or by foreign contractors. The Company's primary net foreign currency market exposures relate to the euro, the Mexican peso, the British pound and the Canadian dollar. Management monitors net foreign currency exposures and may in the ordinary course of business enter into foreign exchange forward contracts related to specific foreign currency transactions or anticipated cash flows occurring within twelve months. Use of derivative financial instruments allows the Company to reduce its overall exposure to exchange rate movements, since gains and losses on these contracts will offset the losses and gains on the transactions being hedged. The amount of these contracts, and related gains and losses, during 1999 and 2000 were not material.

   Amounts accrued under a nonqualified deferred compensation plan are based on market values of investment funds that are selected by the plans' participants. Changes in the market values of the participants' underlying investment selections expose the Company to risks of stock market fluctuations. However, this securities market risk is hedged by the Company's investments in a portfolio of variable life insurance contracts and other securities that substantially mirror the investment selections underlying the deferred compensation liabilities. These Company-owned investment securities are held in grantor trusts. Increases and decreases in deferred compensation liabilities are substantially offset by corresponding increases and decreases in the market value of the Company's investments, resulting in a negligible net exposure to the Company's operating results and financial position.

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

   Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the overall level of consumer spending for apparel; changes in trends in the segments of the market in which the Company competes; competitive conditions in and financial strength of the retail industry; actions of competitors that may impact the Company's business; completion of software developed by outside vendors and the related implementation of the Company's common systems project; and the impact of unforeseen economic changes in the markets where the Company competes, such as changes in interest rates, currency exchange rates, inflation rates, recession, and other external economic and political factors over which the Company has no control.

Report of Independent Accountants

To the Board of Directors and Shareholders
VF Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and common shareholders' equity present fairly, in all material respects, the financial position of VF Corporation and its subsidiaries at December 30, 2000 and January 1, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   As discussed in Note A to the financial statements, the Company changed its accounting policy for recognizing revenue in 2000.




/s/  PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Greensboro, North Carolina
February 1, 2001

Quarterly Results of Operations (Unaudited)




In thousands,                                                                          Earnings Per Common Share      Dividends Per
except per share amounts            Net Sales       Gross Profit     Net Income         Basic           Diluted       Common Share
-----------------------------------------------------------------------------------------------------------------------------------
2000 (restated**)
First quarter                      $1,355,184       $  457,603       $   71,069*       $    .61*       $    .60*       $    .22
Second quarter                      1,330,325          462,859           75,745             .65             .64             .22
Third quarter                       1,599,864          543,602          103,361             .90             .88             .22
Fourth quarter                      1,462,506          441,364           10,159*            .08*            .08*            .23
-----------------------------------------------------------------------------------------------------------------------------------
                                   $5,747,879       $1,905,428       $  260,334        $   2.25        $   2.21        $    .89
===================================================================================================================================
1999
First quarter                      $1,358,244       $  467,470       $   85,566        $    .70        $    .69        $    .21
Second quarter                      1,364,830          461,935           79,582             .65             .64             .21
Third quarter                       1,464,856          502,913          103,896             .87             .85             .21
Fourth quarter                      1,363,686          462,178           97,198             .82             .81             .22
-----------------------------------------------------------------------------------------------------------------------------------
                                   $5,551,616       $1,894,496       $  366,242        $   3.04        $   2.99        $    .85
===================================================================================================================================
1998
First quarter                      $1,326,205       $  453,225       $   78,106        $    .63        $    .62        $    .20
Second quarter                      1,350,319          455,956           86,781             .70             .69             .20
Third quarter                       1,458,780          514,108          119,615             .98             .96             .20
Fourth quarter                      1,343,503          468,832          103,804             .86             .84             .21
-----------------------------------------------------------------------------------------------------------------------------------
                                   $5,478,807       $1,892,121       $  388,306        $   3.17        $   3.10        $    .81
===================================================================================================================================


* The first quarter includes an aftertax charge of $6.8 million ($.06 per share) for the cumulative effect of a change in accounting policy for revenue recognition. In addition, in the fourth quarter, restructuring charges of $119.9 million reduced net income by $76.7 million ($.67 per share). See Notes A and M, respectively, to the consolidated financial statements.

** Amounts presented for the first three quarters of 2000 have been restated for a change in accounting policy for revenue recognition, as discussed in Note A. The change has an insignificant impact on annual sales and net income but does result in a shift in sales and earnings among the quarterly periods. The effect of this change for each quarter of 2000, excluding the cumulative effect of the change in accounting policy in the first quarter, follows:

In thousands,                                                            Earnings Per Common Share
except per share amounts                     Net Sales       Net Income     Basic and Diluted
First quarter                                $(11,564)       $ (2,726)          $  (.02)
Second quarter                                (20,728)         (5,059)             (.05)
Third quarter                                  11,258           2,999               .03
Fourth quarter                                 17,436           4,862               .04
--------------------------------------------------------------------------------------------------
                                             $ (3,598)       $     76           $   -0-
==================================================================================================


[vf logo] 22

Consolidated Statements of Income


In thousands, except per share amounts          Fiscal year ended    December 30, 2000    January 1, 2000   January 2, 1999
---------------------------------------------------------------------------------------------------------------------------
Net Sales                                                               $ 5,747,879        $ 5,551,616        $ 5,478,807
Costs and Operating Expenses
   Cost of products sold                                                  3,842,451          3,657,120          3,586,686
   Marketing, administrative and general expenses                         1,352,024          1,230,009          1,198,854
   Other operating expense, net                                              43,411             11,855              9,098
---------------------------------------------------------------------------------------------------------------------------
                                                                          5,237,886          4,898,984          4,794,638
---------------------------------------------------------------------------------------------------------------------------
Operating Income                                                            509,993            652,632            684,169
Other Income (Expense)
   Interest income                                                            7,684              8,936              6,411
   Interest expense                                                         (88,716)           (71,426)           (62,282)
   Miscellaneous, net                                                         2,572              5,434              3,300
---------------------------------------------------------------------------------------------------------------------------
                                                                            (78,460)           (57,056)           (52,571)
---------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes and Cumulative
   Effect of Change in Accounting Policy                                    431,533            595,576            631,598
Income Taxes                                                                164,417            229,334            243,292
---------------------------------------------------------------------------------------------------------------------------
Income Before Cumulative Effect of Change in Accounting Policy              267,116            366,242            388,306
Cumulative Effect on Prior Years of Change in Accounting Policy
   for Revenue Recognition, Net of Income Taxes                              (6,782)                --                 --
---------------------------------------------------------------------------------------------------------------------------
Net Income                                                              $   260,334        $   366,242        $   388,306
===========================================================================================================================
Earnings Per Common Share - Basic
   Income before cumulative effect of change in accounting policy       $      2.31        $      3.04        $      3.17
   Net income                                                                  2.25               3.04               3.17
Earnings Per Common Share - Diluted
   Income before cumulative effect of change in accounting policy       $      2.27        $      2.99        $      3.10
   Net income                                                                  2.21               2.99               3.10
Cash Dividends Per Common Share                                         $       .89        $       .85        $       .81
===========================================================================================================================


Consolidated Statements of Comprehensive Income

In thousands                                 Fiscal year ended      December 30, 2000  January 1, 2000  January 2, 1999
-----------------------------------------------------------------------------------------------------------------------
Net Income                                                              $ 260,334        $ 366,242        $ 388,306
Other Comprehensive Income (Loss)
   Foreign currency translation:
     Amount arising during year                                           (36,758)         (60,180)          16,109
      Less income tax effect                                               12,049           21,063           (5,638)
     Reclassification to net income from disposal of subsidiaries           2,030               --               --
      Less income tax effect                                                 (711)              --               --
   Unrealized gains (losses) on marketable securities:
     Amount arising during year                                            (1,176)              --               --
      Less income tax effect                                                  431               --               --
     Reclassification to net income for losses realized                     1,613               --               --
      Less income tax effect                                                 (597)              --               --
-----------------------------------------------------------------------------------------------------------------------
Comprehensive Income                                                    $ 237,215        $ 327,125        $ 398,777
=======================================================================================================================


See notes to consolidated financial statements

Consolidated Balance Sheets

In thousands                                                   December 30, 2000   January 1, 2000
--------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and equivalents                                          $   118,891        $    79,861
   Accounts receivable, less allowances of $54,918 in 2000
     and $54,477 in 1999                                             716,299            732,502
   Inventories                                                     1,124,438            964,040
   Deferred income taxes                                             118,314             74,067
   Other current assets                                               32,154             26,946
--------------------------------------------------------------------------------------------------
     Total current assets                                          2,110,096          1,877,416

Property, Plant and Equipment                                        776,015            804,422
Intangible Assets                                                  1,101,876            992,463
Other Assets                                                         370,169            352,213
--------------------------------------------------------------------------------------------------
                                                                 $ 4,358,156        $ 4,026,514
==================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Short-term borrowings                                         $   147,005        $   408,932
   Current portion of long-term debt                                 113,999              4,751
   Accounts payable                                                  340,127            332,666
   Accrued liabilities                                               405,069            367,124
--------------------------------------------------------------------------------------------------
     Total current liabilities                                     1,006,200          1,113,473

Long-term Debt                                                       905,036            517,834
Other Liabilities                                                    214,590            194,113

Redeemable Preferred Stock                                            48,483             51,544
Deferred Contributions to Employee Stock Ownership Plan               (7,966)
                                                                                        (14,268)
--------------------------------------------------------------------------------------------------
                                                                      40,517             37,276
Common Shareholders' Equity
   Common Stock, stated value $1; shares
     authorized, 300,000,000; shares outstanding,
     112,258,556 in 2000 and 116,204,655 in 1999                     112,259            116,205
   Additional paid-in capital                                        833,441            831,054
   Accumulated other comprehensive income (loss)                     (87,875)           (64,756)
   Retained earnings                                               1,333,988          1,281,315
--------------------------------------------------------------------------------------------------
     Total common shareholders' equity                             2,191,813          2,163,818
--------------------------------------------------------------------------------------------------
                                                                 $ 4,358,156        $ 4,026,514
==================================================================================================


See notes to consolidated financial statements

Consolidated Statements of Cash Flows

In thousands                    Fiscal year ended       December 30, 2000  January 1, 2000  January 2, 1999
-----------------------------------------------------------------------------------------------------------
Operations
   Net income                                               $ 260,334        $ 366,242        $ 388,306
   Adjustments to reconcile net income
     to cash provided by operations:
     Cumulative effect of change in accounting policy           6,782               --               --
     Restructuring costs                                      117,770               --               --
     Depreciation                                             137,022          134,335          128,495
     Amortization of intangible assets                         36,400           33,097           32,890
     Other, net                                                 5,358            5,341           27,764
     Changes in current assets and liabilities:
        Accounts receivable                                       329          (12,379)         (48,771)
        Inventories                                           (73,871)          43,655          (52,406)
        Accounts payable                                      (20,554)         (21,414)         (17,013)
        Other, net                                            (26,256)        (125,516)         (29,983)
-----------------------------------------------------------------------------------------------------------
     Cash provided by operations                              443,314          423,361          429,282

Investments
   Capital expenditures                                      (125,224)        (150,076)        (189,059)
   Business acquisitions                                     (308,062)        (156,587)        (299,900)
   Other, net                                                  (9,953)         (13,114)         (16,943)
-----------------------------------------------------------------------------------------------------------
     Cash invested                                           (443,239)        (319,777)        (505,902)

Financing
   Increase (decrease) in short-term borrowings              (244,041)         145,768          212,457
   Proceeds from long-term debt                               495,185            1,032            4,132
   Payment of long-term debt                                   (5,058)          (3,269)          (2,998)
   Purchase of Common Stock                                  (105,723)        (149,075)        (147,398)
   Cash dividends paid                                       (104,920)        (104,302)        (101,660)
   Proceeds from issuance of Common Stock                       1,317           25,323           45,689
   Other, net                                                   4,493            1,269            2,115
-----------------------------------------------------------------------------------------------------------
     Cash provided (used) by financing                         41,253          (83,254)          12,337

Effect of Foreign Currency Rate Changes on Cash                (2,298)          (3,677)           3,397
-----------------------------------------------------------------------------------------------------------
Net Change in Cash and Equivalents                             39,030           16,653          (60,886)
Cash and Equivalents - Beginning of Year                       79,861           63,208          124,094
-----------------------------------------------------------------------------------------------------------
Cash and Equivalents - End of Year                          $ 118,891        $  79,861        $  63,208
===========================================================================================================


See notes to consolidated financial statements.

Consolidated Statements of Common Shareholders' Equity


                                                         Common           Additional      Accumulated Other             Retained
In thousands                                              Stock         Paid-in Capital  Comprehensive Income (Loss)    Earnings
---------------------------------------------------------------------------------------------------------------------------------
Balance January 3, 1998                               $   121,225        $   744,108       $   (36,110)               $ 1,037,546
   Net income                                                  --                 --                --                    388,306
   Cash dividends:
     Common Stock                                              --                 --                --                    (97,943)
     Series B Preferred Stock                                  --                 --                --                     (3,717)
   Tax benefit from Preferred Stock dividends                  --                 --                --                        568
   Redemption of Preferred Stock                               --                 --                --                     (2,763)
   Purchase of treasury shares                             (3,223)                --                --                   (144,175)
   Stock compensation plans, net                            1,697             57,403                --                       (124)
   Common Stock held in trust for
     deferred compensation plans                             (233)                --                --                     (6,728)
   Foreign currency translation                                --                 --            10,471                         --
---------------------------------------------------------------------------------------------------------------------------------
Balance January 2, 1999                                   119,466            801,511           (25,639)                 1,170,970
   Net income                                                  --                 --                --                    366,242
   Cash dividends:
     Common Stock                                              --                 --                --                   (100,755)
     Series B Preferred Stock                                  --                 --                --                     (3,547)
   Tax benefit from Preferred Stock dividends                  --                 --                --                        437
   Redemption of Preferred Stock                               --                 --                --                     (3,284)
   Purchase of treasury shares                             (4,000)                --                --                   (145,075)
   Stock compensation plans, net                              813             29,543                --                       (187)
   Common Stock held in trust for
     deferred compensation plans                              (74)                --                --                     (3,486)
   Foreign currency translation                                --                 --           (39,117)                        --
---------------------------------------------------------------------------------------------------------------------------------
Balance January 1, 2000                                   116,205            831,054           (64,756)                 1,281,315
   Net income                                                  --                 --                --                    260,334
   Cash dividends:
     Common Stock                                              --                 --                --                   (101,584)
     Series B Preferred Stock                                  --                 --                --                     (3,336)
   Tax benefit from Preferred Stock dividends                  --                 --                --                        280
   Redemption of Preferred Stock                               --                 --                --                     (1,102)
   Purchase of treasury shares                             (4,000)                --                --                   (101,723)
   Stock compensation plans, net                               59              2,387                --                       (163)
   Common Stock held in trust for
     deferred compensation plans                               (5)                --                --                        (33)
   Foreign currency translation                                --                 --           (23,390)                        --
   Unrealized gains on marketable securities                   --                 --               271                         --
---------------------------------------------------------------------------------------------------------------------------------
Balance December 30, 2000                             $   112,259        $   833,441       $   (87,875)               $ 1,333,988
=================================================================================================================================


See notes to consolidated financial statements.

Notes to Consolidated Financial Statements


NOTE A Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of VF Corporation and all majority owned subsidiaries after elimination of intercompany transactions and profits.

Inventories are stated at the lower of cost or market. Inventories stated on the last-in, first-out method represent 47% of total 2000 inventories and 42% in 1999. Remaining inventories are valued using the first-in, first-out method.

Property and Depreciation: Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, ranging up to 40 years for buildings and 10 years for machinery and equipment.

Intangible Assets represent the excess of costs over the fair value of net tangible assets of businesses acquired, less accumulated amortization of $306.7 million and $270.5 million in 2000 and 1999. These assets are amortized on the straight-line method over 10 to 40 years.

   The Company's policy is to evaluate intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss may be recorded if undiscounted future cash flows, net OF income tax payments, are not expected to be adequate to recover the assets' carrying value.

Revenue Recognition: During the fourth quarter of 2000, the Company changed its accounting policy for recognizing sales in accordance with the SEC's Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. Previously, sales were recorded upon shipment of goods to the customer. The new policy recognizes that the risks of ownership in some transactions do not substantively transfer to customers until the product has been received by them, without regard to when legal title has transferred. The cumulative effect of this change in policy for periods prior to January 2000 of $6.8 million (net of income taxes of $4.1 million), or $.06 per share, is shown in the Consolidated Statements of Income. The accounting change has an insignificant impact on annual sales and income (before cumulative effect). However, due to seasonal shipping patterns, the change in accounting policy results in a shift of sales and earnings among the Company's quarterly periods. As a result, the Company has restated its operating results for the first three quarters of 2000. (See Quarterly Results of Operations on page 22 for more information.) Pro forma results for prior fiscal years are not presented due to immateriality.

Advertising Costs are expensed as incurred and were $251.7 million in 2000, $257.6 million in 1999 and $287.5 million in 1998.

Shipping Costs to customers are included in Marketing, Administrative and General Expenses and were $54.1 million in 2000, $51.0 million in 1999 and $44.4 million in 1998.

Stock-based Compensation: Compensation expense is recorded for the excess, if any, of the market price of VF Common Stock at the date of grant over the amount the employee must pay for the stock.

Other Comprehensive Income consists of certain changes in assets and liabilities that are not included in Net Income but are instead reported under generally accepted accounting principles within a separate component of Common Shareholders' Equity. The components of Accumulated Other Comprehensive Income
(Loss) include the effects of foreign currency translation and unrealized gains and losses on marketable securities.

New Accounting Pronouncement: The Company will adopt FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and related amendments at the beginning of its 2001 fiscal year. This statement requires all derivatives to be recognized as assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives will be recognized in either net income or other comprehensive income, depending on the designated purpose of the derivative. The cumulative effect of adopting this new statement will be an increase in reported net income of $.4 million at the beginning of fiscal year 2001.

Use of Estimates: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

NOTE B Acquisitions

The Company acquired the common stock of The North Face, Inc. and acquired the Eastpak backpack and daypack business in May 2000. The Company also acquired the trademark rights to the Chic and Gitano brands and, in October 2000, acquired 85% of the common stock of H.I.S. Sportswear AG. The aggregate cost for these businesses was $206.5 million, plus repayment of $107.7 million of indebtedness. Intangible assets related to these acquisitions totaled $171.2 million.

   In 1999, the Company acquired three workwear and four jeanswear businesses for an aggregate cost of $136.1 million, plus repayment of $23.3 million in debt. Intangible assets related to these acquisitions totaled $87.4 million. During 1998, the Company acquired Bestform Group, Inc. for $184.3 million in cash, plus repayment of $44.4 million in debt, and acquired three other businesses for an aggregate cost of $76.1 million. Intangible assets related to these acquisitions totaled $168.5 million.

   The Company accrued various restructuring charges in connection with the 1999 and 2000 acquisitions. The charges relate to severance, closure of manufacturing and distribution facilities, and lease and contract termination costs. Cash payments related to these actions will be substantially completed during 2001. Charges are summarized as follows:

                                                            Facilities     Lease and
                                                              Exit          Contract
In thousands                                 Severance        Costs        Termination       Total
-----------------------------------------------------------------------------------------------------
1999 Activity:
  Accrual for 1999 acquisitions             $  5,061        $  1,622        $ 17,948        $ 24,631
  Cash payments                               (1,362)           (208)         (2,218)         (3,788)
-----------------------------------------------------------------------------------------------------
Estimated remaining costs,
  January 1, 2000                              3,699           1,414          15,730          20,843
2000 Activity:
  Accrual for 2000 acquisitions                7,971             967           3,558          12,496
  Cash payments                               (6,411)           (831)         (6,588)        (13,830)
  Adjustments to acquisition costs            (2,037)           (711)           (723)         (3,471)
-----------------------------------------------------------------------------------------------------
Estimated remaining costs,
  December 30, 2000                         $  3,222        $    839        $ 11,977        $ 16,038
=====================================================================================================


   The following unaudited pro forma results of operations assume that acquisitions during the last two years had occurred at the beginning of 1999:

In thousands, except per share amounts          2000         1999
--------------------------------------------------------------------
Net sales                                    $5,927,634   $6,043,873
Net income                                      229,556      316,644
Earnings per common share:
  Basic                                      $     1.98   $     2.62
  Diluted                                          1.95         2.58
====================================================================

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

NOTE C Inventories

In thousands                                  2000         1999
-----------------------------------------------------------------
Finished products                         $  710,158     $575,617
Work in process                              194,194      171,275
Materials and supplies                       220,086      217,148
-----------------------------------------------------------------
                                          $1,124,438     $964,040
=================================================================

The current cost of inventories stated on the last-in, first-out method is not significantly different from their value determined under the first-in, first-out method.


NOTE D Property, Plant and Equipment

In thousands                                 2000         1999
-----------------------------------------------------------------
Land                                     $    57,961  $    46,626
Buildings                                    504,816      478,372
Machinery and equipment                    1,302,549    1,289,064
-----------------------------------------------------------------
                                           1,865,326    1,814,062
Less accumulated depreciation              1,089,311    1,009,640
-----------------------------------------------------------------
                                         $   776,015  $   804,422
=================================================================

NOTE E Short-term Borrowings

In thousands                                 2000         1999
-----------------------------------------------------------------
Commercial paper                           $  56,855     $319,033
Banks                                         90,150       89,899
-----------------------------------------------------------------
                                            $147,005     $408,932
=================================================================

The weighted average interest rate for short-term borrowings was 9.0% at the end of 2000 and 6.5% at the end of 1999. The Company maintains an unsecured revolving credit agreement with a group of banks for $750.0 million that supports commercial paper borrowings and is otherwise available for general corporate purposes. The agreement, which extends to July 2004, requires an .08% facility fee per year and contains various financial covenants, including a debt to net worth requirement. At December 30, 2000, there were no borrowings under the agreement.

NOTE F Accrued Liabilities

In thousands                                  2000         1999
-----------------------------------------------------------------
Income taxes                               $  45,548    $  59,242
Compensation                                  86,521       71,798
Restructuring costs (Note M)                  37,393           -
Other                                        235,607      236,084
-----------------------------------------------------------------
                                            $405,069     $367,124
=================================================================

NOTE G Long-term Debt

In thousands                                  2000         1999
-----------------------------------------------------------------
9.50% notes, due 2001                      $ 100,000     $100,000
6.63% notes, due 2003                        100,000      100,000
7.60% notes, due 2004                        100,000      100,000
6.75% notes, due 2005                        100,000      100,000
8.10% notes, due 2005                        300,000           -
8.50% notes, due 2010                        200,000           -
9.25% debentures, due 2022                   100,000      100,000
Other                                         19,035       22,585
-----------------------------------------------------------------
                                           1,019,035      522,585
Less current portion                         113,999        4,751
-----------------------------------------------------------------
                                          $  905,036     $517,834
=================================================================

The scheduled payments of long-term debt are $1.8 million in 2002, $100.8 million in 2003, $100.3 million in 2004 and $400.3 million in 2005. The Company paid interest of $77.1 million in 2000, $73.4 million in 1999 and $59.5 million in 1998.

NOTE H Other Liabilities

In thousands                                  2000         1999
-----------------------------------------------------------------
Deferred compensation                       $192,768     $179,321
Other                                         21,822       14,792
-----------------------------------------------------------------
                                            $214,590     $194,113
=================================================================

NOTE I Benefit Plans

The Company sponsors a noncontributory defined benefit pension plan covering substantially all full-time domestic employees and a nonqualified supplemental defined benefit pension plan covering key employees. The effect of the pension plans on income is as follows:

In thousands                       2000         1999         1998
-------------------------------------------------------------------
Service cost - benefits earned
  during the year                $ 20,863     $ 22,174     $ 20,391
Interest cost on projected
  benefit obligation                47,630       41,166       38,584
Expected return on plan assets    (57,945)     (50,692)     (45,270)
Amortization of:
  Transition asset                     -            -        (3,068)
  Prior service cost                6,352        5,359        5,667
  Actuarial (gain) loss            (2,156)        (831)         610
-------------------------------------------------------------------
Pension expense                  $ 14,744     $ 17,176     $ 16,914
===================================================================

   The following provides a reconciliation of the changes in fair value of the pension plans' assets and benefit obligations, based on a September 30 valuation date, plus the funded status at the end of each year:

In thousands                                          2000             1999
-----------------------------------------------------------------------------
Fair value of plan assets, beginning of year       $ 667,295        $ 553,591
Actual return on plan assets                          80,443          112,848
Company contributions                                  1,445           24,000
Acquired company plan                                  5,647               --
Benefits paid                                        (26,441)         (23,144)
-----------------------------------------------------------------------------
Fair value of plan assets, end of year               728,389          667,295
-----------------------------------------------------------------------------
Benefit obligations, beginning of year               585,850          591,726
Service cost                                          20,863           22,174
Interest cost                                         47,630           41,166
Plan amendments                                       19,277               --
Acquired company plan                                  4,917               --
Actuarial (gain) loss                                (28,274)         (44,831)
Benefits paid                                        (26,441)         (24,385)
-----------------------------------------------------------------------------
Benefit obligations, end of year                     623,822          585,850
-----------------------------------------------------------------------------
Funded status, end of year                           104,567           81,445
Unrecognized net actuarial (gain) loss              (137,164)         (88,095)
Unrecognized prior service cost                       43,729           29,911
-----------------------------------------------------------------------------
Pension asset, net                                 $  11,132        $  23,261
=============================================================================
Amount included in:
  Other Assets                                     $  42,516        $  47,633
  Other Liabilities                                  (31,384)         (24,372)
-----------------------------------------------------------------------------
                                                   $  11,132        $  23,261
=============================================================================


   For the unfunded supplemental defined benefit pension plan, the projected benefit obligation and the accumulated benefit obligation were $50.5 million and $39.3 million, respectively, at the end of 2000 and $50.2 million and $37.6 million, respectively, at the end of 1999. To support these benefit liabilities, the Company has purchased life insurance contracts and marketable securities. These investments are held in irrevocable trusts and are included in Other Assets. The cash value of life insurance and the market value of other investments was $25.3 million in 2000 and $27.9 million in 1999.

   The projected benefit obligation was determined using an assumed discount rate of 8.0% in 2000, 7.8% in 1999 and 6.8% in 1998. The assumption for compensation increases was 4.0% in each year, and the assumption for return on plan assets was 8.8% in each year.

   The Company sponsors an Employee Stock Ownership Plan (ESOP) as part of a 401(k) savings plan covering most domestic salaried employees. Contributions made by the Company to the 401(k) plan are based on a specified percentage of employee contributions. Cash contributions by the Company were $7.2 million in 2000, $6.9 million in 1999 and $6.5 million in 1998. Plan expense was $4.7 million in 2000, $5.2 million in 1999 and $5.5 million in 1998, after giving effect to dividends on the Series B Preferred Stock of $3.3 million in 2000, $3.5 million in 1999 and $3.7 million in 1998.

   The Company also sponsors other savings and retirement plans for certain domestic and foreign employees. Expense for these plans totaled $5.2 million in 2000, $6.2 million in 1999 and $6.5 million in 1998.


NOTE J Capital

Common shares outstanding are net of shares held in treasury, and in substance retired, of 25,139,897 in 2000, 21,136,952 in 1999 and 17,134,370
in 1998. In addition, 311,608 shares of VF Common Stock at the end of 2000, 306,698 shares at the end of 1999 and 232,899 shares at the end of 1998 are held in trust for deferred compensation plans. These shares are treated for financial accounting purposes as treasury shares at a cost of $10.6 million, $10.5 million and $7.0 million, respectively at the end of the last three years.

   There are 25,000,000 authorized shares of Preferred Stock, $1 par value. As of December 30, 2000, 2,000,000 shares are designated as Series A Preferred Stock, of which none has been issued. In addition, 2,105,263 shares are designated as 6.75% Series B Preferred Stock, which were purchased by the ESOP.

   There were 1,570,301 shares of Series B Preferred Stock outstanding at December 30, 2000, 1,669,444 outstanding at January 1, 2000, and 1,760,119 outstanding at January 2, 1999, after share redemptions.

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

   The ESOP's purchase of the preferred shares was funded by a loan of $65.0 million from the Company that bears interest at 9.80% and is payable in increasing installments through 2002. Interest income on this loan was $1.7 million in 2000, $2.6 million in 1999 and $3.3 million in 1998. Principal and interest obligations on the loan are satisfied as the Company makes contributions to the savings plan and dividends are paid on the Preferred Stock. As principal payments are made on the loan, shares of Preferred Stock are allocated to participating employees' accounts within the ESOP. At the end of 2000, 1,312,345 shares of Preferred Stock had been allocated to participating employees' accounts.


NOTE L Stock Option Plan

The Company has granted nonqualified stock options to officers, directors and key employees under a stock compensation plan at prices not less than fair market value on the date of grant. Options become exercisable generally one year after the date of grant and expire ten years after the date of grant. Activity in the stock compensation plan is summarized as follows:


                                                              Weighted
                                            Shares             Average
                                             Under            Exercise
                                            Options             Price
----------------------------------------------------------------------
Balance January 3, 1998                    5,511,616          $28.21
Options granted                            1,940,000           43.30
Options exercised                         (1,680,000)          27.26
Options canceled                             (69,310)          25.41
----------------------------------------------------------------------
Balance January 2, 1999                    5,702,306           33.65
Options granted                            1,975,400           43.20
Options exercised                           (795,400)          31.87
Options canceled                            (250,810)          32.88
----------------------------------------------------------------------
Balance January 1, 2000                    6,631,496           36.74
Options granted                            2,213,025           26.20
Options exercised                            (51,130)          21.60
Options canceled                            (294,500)          34.46
----------------------------------------------------------------------
Balance December 30, 2000                  8,498,891          $34.17
====================================================================

   Stock options outstanding at December 30, 2000 are summarized as follows:

                                                   Weighted
                                                    Average    Weighted
Range of                                           Remaining    Average
Exercise                         Number           Contractual  Exercise
Prices                        Outstanding             Life      Price
-----------------------------------------------------------------------
$16 - 20                         41,220             .9 years    $17.95
 21 - 25                        599,586            3.7 years     23.48
 26 - 30                      3,264,335            7.0 years     26.46
 31 - 35                      1,081,100            5.9 years     34.49
 40 - 45                      3,512,650            7.7 years     43.25
-----------------------------------------------------------------------
$16 - 45                      8,498,891            6.9 years    $34.17
======================================================================

   All above options are exercisable, except for those granted in 2000. There are 2,665,734 shares available for future grants of stock options and stock awards, of which no more than 968,356 may be grants of restricted stock awards.

   Since all stock options are granted at market value, compensation expense is not required. However, had compensation expense been determined based on the fair value of the options on the grant dates, the Company's net income would have been reduced by $10.5 million ($.09 per share) in 2000, $11.9 million ($.10 per share) in 1999 and $9.7 million ($.08 per share) in 1998.

   The fair value of options granted during 2000 was $7.66 per share, during 1999 was $9.97 per share and during 1998 was $8.78 per share. Fair value is estimated based on the Black-Scholes option-pricing model with the following assumptions: dividend yield of 2.0%; expected volatility of 36% in 2000, 26% in 1999 and 20% in 1998; risk-free interest rates of 6.8% in 2000, 4.8% in 1999 and 5.4% in 1998; and expected lives of 4 years.

   The Company has granted to key employees 69,706 shares of restricted stock that vest in periods through 2005. Compensation equal to the market value of shares at the date of grant is amortized to expense over the vesting period. Expense for these shares was $.6 million in 2000, $.3 million in 1999 and $.2 million in 1998.

   In 2000 and 1999, the Company granted stock awards to certain key employees under a stock award plan that replaced a portion of the cash incentive compensation for those employees. The stock awards entitle the participants to the right to receive shares of VF Common Stock, with the number of shares to be earned based on the three year total shareholder return of VF Common Stock compared with a peer group of major apparel companies. Shares earned at the end of each three year period are issued to participants in the following year, unless they elect to defer receipt of the shares. A total of 39,923 shares and 44,962 shares of VF Common Stock were earned for the three year performance periods ended in 2000 and 1999, respectively. At the end of 2000, there are 33,875 stock awards outstanding for the performance period ending in 2001 and 54,711 for the performance period ending in 2002. Compensation expense equal to the market value of the shares to be issued is recognized over each three year performance period. Expense of $1.8 million and $2.0 million was recognized for this plan in 2000 and 1999, respectively. A total of 37,911 shares of Common Stock are issuable in future years to participants who have elected to defer receipt of their shares earned.


NOTE M Restructuring Costs

During the fourth quarter of 2000, the Company recorded pretax charges totaling $119.9 million ($.67 per share) aimed at eliminating certain underperforming businesses and reducing the Company's overall cost structure. These charges related to exiting certain businesses and product lines, closing higher cost manufacturing facilities, consolidating distribution and administrative operations and writing down assets.

   As part of the above charge, the Company recorded costs totaling $69.7 million to exit several underperforming businesses. Effective December 27, 2000, the Company transferred its Wrangler business in Japan to a licensee and recorded a pretax loss on disposition of $26.8 million, of which $23.8 million related to the write-off of intangible assets. In the occupational apparel business units, the Company discontinued its regional catalog and linens businesses and exited other unprofitable product lines arising from certain of the companies acquired in late 1998 and early 1999. Finally, the Company decided to exit certain intimate apparel product lines having limited profit and growth potential. Sales of these businesses included in the consolidated operating results were $101 million in 2000, $138 million in 1999 and $92 million in 1998.

   Also included are charges of $18.5 million to close certain higher cost North American manufacturing facilities as part of the ongoing strategy of moving toward lower cost, more flexible global sourcing. In other actions, the Company recorded $31.7 million of other restructuring costs relating to closing and consolidating distribution centers and administrative offices and functions in the U.S., Europe and Latin America.

   The restructuring costs were recorded in the Consolidated Statement of Income in Cost of Products Sold - $55.9 million; Marketing, Administrative and General
- $37.2 million; and Other Operating Expense - $26.8 million. A total of $22.4 million of the costs relate to personnel reductions, including severance and related benefits. These actions affect approximately 2,700 of the Company's employees. As of December 30, 2000, 400 employees have been terminated. The remainder of the employees, all of whom have been notified, are generally located at manufacturing facilities and will work through the plant closing transition periods that end in 2001.

   Activity in the restructuring accrual is summarized as follows:

                                                 Facilities         Other         Lease and
                                                     Exit           Asset          Contract
In thousands                     Severance          Costs        Write-downs      Termination          Total
-------------------------------------------------------------------------------------------------------------
Total restructuring costs       $  22,367        $  21,850        $  59,996        $  15,695        $ 119,908
Noncash charges:
  Intangible assets                    --               --          (23,819)              --          (23,819)
  Inventories                          --               --          (22,392)              --          (22,392)
  Other                                --          (20,381)         (13,785)              --          (34,166)
Cash payments                      (1,976)              (8)              --             (154)          (2,138)
-------------------------------------------------------------------------------------------------------------
Balance
  December 30, 2000             $  20,391        $   1,461        $       0        $  15,541        $  37,393
=============================================================================================================

   Remaining severance and other cash payments will be made into 2002.


NOTE N Income Taxes

The provision for income taxes is computed based on the following amounts of income before income taxes and cumulative effect of change in accounting policy:

In thousands                     2000         1999         1998
-----------------------------------------------------------------
Domestic                       $429,453     $567,545     $582,128
Foreign                           2,080       28,031       49,470
-----------------------------------------------------------------
                               $431,533     $595,576     $631,598
=================================================================

   The provision for income taxes consists of:

In thousands                     2000         1999         1998
-----------------------------------------------------------------
Current:
  Federal                      $130,740     $175,052     $174,346
  Foreign                        23,957       14,113       35,082
  State                          17,753       19,607       14,757
-----------------------------------------------------------------
                                172,450      208,772      224,185
Deferred, primarily federal      (8,033)      20,562       19,107
-----------------------------------------------------------------
                               $164,417     $229,334     $243,292
=================================================================

   The reasons for the difference between income taxes computed by applying the statutory federal income tax rate and income tax expense in the financial statements are as follows:

In thousands                                     2000             1999             1998
-----------------------------------------------------------------------------------------
Tax at federal statutory rate                 $ 151,037        $ 208,452        $ 221,059
State income taxes,
  net of federal tax benefit                      6,169           12,744            9,592
Amortization of intangible assets                 8,812            8,241            7,916
Foreign operating losses
  with no current benefit                        20,613           13,871            8,988
Change in valuation allowance                    (4,951)          (2,263)          (4,273)
Other, net                                      (17,263)         (11,711)              10
-----------------------------------------------------------------------------------------
                                              $ 164,417        $ 229,334        $ 243,292
=========================================================================================

   Deferred income tax assets and liabilities consist of the following:

In thousands                                           2000             1999
------------------------------------------------------------------------------
Deferred income tax assets:
  Employee benefits                                 $  53,064        $  51,582
  Inventories                                          23,463           19,990
  Other accrued expenses                              117,511           79,767
  Operating loss carryforwards                        104,143           71,911
  Foreign currency translation                         46,372           34,869
------------------------------------------------------------------------------
                                                      344,553          258,119
  Valuation allowance                                 (57,033)         (46,526)
------------------------------------------------------------------------------
  Deferred income tax assets                          287,520          211,593
------------------------------------------------------------------------------
Deferred income tax liabilities:
  Depreciation                                         45,985           56,103
  Other                                                32,124           25,244
------------------------------------------------------------------------------
  Deferred income tax liabilities                      78,109           81,347
------------------------------------------------------------------------------
Net deferred income tax assets                      $ 209,411        $ 130,246
==============================================================================
Amount included in:
  Current Assets                                    $ 118,314        $  74,067
  Other Assets                                         91,097           56,179
------------------------------------------------------------------------------
                                                    $ 209,411        $ 130,246
==============================================================================

   As of the end of 2000, the Company has not provided deferred U.S. income taxes on $18.7 million of undistributed earnings of international subsidiaries where such earnings are considered to be permanently invested. The Company has $185.1 million of foreign operating loss carryforwards expiring at various dates; a valuation allowance has been provided where it is more likely than not that the deferred tax assets relating to certain of those loss carryforwards will not be realized. Income taxes paid were $183.4 million in 2000, $228.0 million in 1999 and $215.2 million in 1998.


NOTE O Business Segment Information

The Company designs and manufactures apparel products marketed primarily under Company-owned brand names. Customers are primarily department, discount and specialty stores throughout the world.

   The Company manages its businesses through separate marketing companies that support specific brands. Manufacturing and product sourcing needs are met by groups that support individual or in some cases several different product types. These operations have been aggregated into three reportable segments. The "Consumer Apparel" segment includes jeanswear and related products, women's intimate apparel and swimwear, and children's apparel, all having similar characteristics of economic performance, product type, production process, method of distribution and class of customer. The "Occupational Apparel" segment is distinguished from the Consumer Apparel segment because of a different class of customer. The "All Other" segment consists of the Company's knitwear, outdoor apparel and equipment, and daypack operations, which have different product or economic characteristics than those in the other segments.

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

In thousands                                        2000               1999               1998
-------------------------------------------------------------------------------------------------
Net sales:
  Consumer Apparel                              $ 4,227,997        $ 4,276,809        $ 4,313,082
  Occupational Apparel                              661,635            640,227            482,931
  All Other                                         858,247            634,580            682,794
-------------------------------------------------------------------------------------------------
   Consolidated net sales                       $ 5,747,879        $ 5,551,616        $ 5,478,807
=================================================================================================
Segment profit:
  Consumer Apparel                              $   605,197        $   629,127        $   693,638
  Occupational Apparel                                3,050             79,164             80,988
  All Other                                          54,897             57,715             38,686
-------------------------------------------------------------------------------------------------
  Total segment profit                              663,144            766,006            813,312
Interest, net                                       (81,032)           (62,490)           (55,871)
Amortization of intangible assets                   (36,400)           (33,097)           (32,890)
Corporate and other expenses                       (114,179)           (74,843)           (92,953)
-------------------------------------------------------------------------------------------------
Consolidated income before
  income taxes                                  $   431,533        $   595,576        $   631,598
=================================================================================================
Segment assets:
  Consumer Apparel                              $ 1,780,493        $ 1,783,225        $ 1,858,873
  Occupational Apparel                              348,134            379,004            247,734
  All Other                                         457,195            332,850            377,155
-------------------------------------------------------------------------------------------------
   Total segment assets                           2,585,822          2,495,079          2,483,762
  Cash and equivalents                              118,891             79,861             63,208
  Intangible assets                               1,101,876            992,463            951,562
  Corporate assets                                  551,567            459,111            338,134
-------------------------------------------------------------------------------------------------
  Consolidated assets                           $ 4,358,156        $ 4,026,514        $ 3,836,666
=================================================================================================
Capital expenditures:
  Consumer Apparel                              $    68,115        $    97,196        $   129,532
  Occupational Apparel                               11,072             20,845             19,362
  All Other                                          14,920              8,358             11,480
  Corporate                                          31,117             23,677             28,685
-------------------------------------------------------------------------------------------------
  Consolidated capital expenditures             $   125,224        $   150,076        $   189,059
=================================================================================================
Depreciation expense:
  Consumer Apparel                              $    83,260        $    89,313        $    83,382
  Occupational Apparel                               15,515             14,958             11,769
  All Other                                          24,295             23,555             26,165
  Corporate                                          13,952              6,509              7,179
-------------------------------------------------------------------------------------------------
  Consolidated depreciation expense             $   137,022        $   134,335        $   128,495
=================================================================================================

The 2000 restructuring costs (Note M) were incurred as follows: Consumer Apparel
- $71.0 million; Occupational Apparel - $34.6 million; All Other - $6.0 million; and Corporate - $8.3 million.

   Information by geographic area is presented below, with sales based on the location of the customer:

In thousands                                                         2000             1999             1998
--------------------------------------------------------------------------------------------------------------
Net sales:
  United States                                                   $4,803,872       $4,605,624       $4,552,785
  Foreign, primarily Europe                                          944,007          945,992          926,022
--------------------------------------------------------------------------------------------------------------
  Consolidated net sales                                          $5,747,879       $5,551,616       $5,478,807
==============================================================================================================
Long-lived assets, primarily property, plant and equipment:
  U.S                                                             $  610,287       $  650,577       $  634,231
  Mexico                                                              85,762           71,627           60,400
  Other foreign, primarily Europe                                     80,777           83,029           83,842
--------------------------------------------------------------------------------------------------------------
  Total long-lived assets                                         $  776,826       $  805,233       $  778,473
==============================================================================================================

   Worldwide sales by product category are as follows:

In thousands                            2000             1999             1998
---------------------------------------------------------------------------------
Jeanswear and related products       $2,985,975       $2,936,196       $2,962,790
Intimate apparel                        894,580          981,798          965,782
Occupational apparel                    661,635          640,227          482,931
Knitwear                                472,298          453,103          506,365
Other                                   733,391          540,292          560,939
---------------------------------------------------------------------------------
Total                                $5,747,879       $5,551,616       $5,478,807
=================================================================================

   Sales to one domestic discount store group comprise 13.9% of consolidated sales in 2000, 13.0% in 1999 and 12.3% in 1998.


NOTE P Leases

The Company leases certain facilities and equipment under noncancelable operating leases. Rental expense was $67.1 million in 2000, $59.3 million in 1999 and $64.3 million in 1998. Future minimum lease payments are $55.8 million, $45.4 million, $36.2 million, $27.8 million and $22.1 million for the years 2001 through 2005 and $62.4 million thereafter.


NOTE Q Earnings Per Share

In thousands, except per share amounts         2000           1999           1998
-----------------------------------------------------------------------------------
Basic earnings per share:
  Net income                                 $260,334       $366,242       $388,306
  Less Preferred Stock dividends
   and redemption premium                       4,158          6,394          5,912
-----------------------------------------------------------------------------------
  Net income available for
   Common Stock                              $256,176       $359,848       $382,394
===================================================================================
  Weighted average Common
   Stock outstanding                          114,075        118,538        120,744
===================================================================================
  Basic earnings per share                   $   2.25       $   3.04       $   3.17
===================================================================================
Diluted earnings per share:
  Net income                                 $260,334       $366,242       $388,306
  Increased ESOP expense if
   Preferred Stock were converted
   to Common Stock                                925          1,036          1,136
-----------------------------------------------------------------------------------
  Net income available for
   Common Stock and dilutive
   securities                                $259,409       $365,206       $387,170
===================================================================================
  Weighted average Common
   Stock outstanding                          114,075        118,538        120,744
  Additional Common Stock
   resulting from dilutive securities:
   Preferred Stock                              2,561          2,724          2,854
   Stock options and other                        582            996          1,397
-----------------------------------------------------------------------------------
  Weighted average Common
   Stock and dilutive securities
   outstanding                                117,218        122,258        124,995
===================================================================================
  Diluted earnings per share                 $   2.21       $   2.99       $   3.10
===================================================================================

   Outstanding options to purchase 6.5 million shares of Common Stock have been excluded from the computation of diluted earnings per share in 2000 and 2.1 million shares in 1999 because the option exercise prices were greater than the average market price of the Common Stock.


NOTE R Financial Instruments

The carrying amount and fair value of financial instruments included in the balance sheets are as follows:

In thousands                                 2000                              1999
----------------------------------------------------------------------------------------------
                                  Carrying          Fair            Carrying           Fair
                                   Amount           Value            Amount            Value
----------------------------------------------------------------------------------------------
Financial liabilities:
  Short-term borrowings          $  147,005       $  147,005       $  408,932       $  408,932
  Long-term debt                  1,019,035        1,028,460          522,585          507,297
  Series B Preferred Stock           48,483           91,052           51,544           80,133
==============================================================================================

   The fair value of the Company's short-term and long-term debt is estimated based on quoted market prices or values of comparable borrowings. The fair value of the Series B Preferred Stock is based on a valuation by an independent financial consulting firm.

   The Company enters into short-term foreign currency forward exchange contracts to manage exposures related to specific foreign currency transactions or anticipated cash flows. The amounts of the contracts, and related gains and losses, are not material. The fair value of foreign currency financial instruments is not significant.

VF Corporation Financial Summary

In thousands, except per share amounts                         2000(4)               1999                1998                1997
------------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Net sales                                                   $ 5,747,879         $ 5,551,616         $ 5,478,807         $ 5,222,246
Cost of products sold                                         3,842,451           3,657,120           3,586,686           3,440,611
------------------------------------------------------------------------------------------------------------------------------------
Gross margin                                                  1,905,428           1,894,496           1,892,121           1,781,635
Marketing, administrative and other                           1,395,435           1,241,864           1,207,952           1,176,562
Operating income                                                509,993             652,632             684,169             605,073
Interest, net                                                   (81,032)            (62,490)            (55,871)            (25,877)
Miscellaneous, net                                               (8,279)              5,434               3,300               6,684
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                      420,682             595,576             631,598             585,880
Income taxes                                                    160,348             229,334             243,292             234,938
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                  $   260,334         $   366,242         $   388,306         $   350,942
------------------------------------------------------------------------------------------------------------------------------------
Per share of Common Stock(1)
   Earnings - basic                                         $      2.25         $      3.04         $      3.17         $      2.76
   Earnings - diluted                                              2.21                2.99                3.10                2.70
   Dividends                                                        .89                 .85                 .81                 .77
Average number of common shares outstanding                     114,075             118,538             120,744             125,504
Net income as % of average common shareholders' equity             11.7%               17.3%               19.7%               18.2%
Net income as % of average total assets                             6.0%                8.9%               10.2%               10.1%
====================================================================================================================================
Financial Position
Accounts receivable, net                                    $   716,299         $   732,502         $   705,734         $   587,934
Inventories                                                   1,124,438             964,040             954,007             774,755
Total current assets                                          2,110,096           1,877,416           1,848,152           1,601,466
Property, plant and equipment, net                              776,015             804,422             776,091             705,990
Total assets                                                  4,358,156           4,026,514           3,836,666           3,322,782
Total current liabilities                                     1,006,200           1,113,473           1,033,006             765,908
Long-term debt                                                  905,036             517,834             521,657             516,226
Common shareholders' equity                                   2,191,813           2,163,818           2,066,308           1,866,769
====================================================================================================================================
Other Statistics
Working capital                                             $ 1,103,896         $   763,943         $   815,146         $   835,558
Current ratio                                                       2.1                 1.7                 1.8                 2.1
Debt to capital ratio(2)                                           34.7%               30.1%               27.1%               22.5%
Dividends                                                   $   104,920         $   104,302         $   101,660         $   100,141
Purchase of Common Stock                                        105,723             149,075             147,398             391,651
Cash provided by operations                                     443,314             423,361             429,282             460,652
Capital expenditures (excluding acquisitions)                   125,224             150,076             189,059             154,262
Depreciation and amortization                                   173,422             167,432             161,385             156,252
====================================================================================================================================
Market Data
Market price range(1)                                      $36.90-20.94        $55.00-27.44        $54.69-33.44        $48.25-32.25
Book value per common share(1)                                    19.52               18.62               17.30               15.40
Price earnings ratio - high-low                                16.4-9.3            18.1-9.0           17.3-10.5           17.5-11.7
Rate of payout(3)                                                  39.6%               28.0%               25.6%               27.9%
====================================================================================================================================

(1) Per share computations and market price ranges have been adjusted to reflect a two-for-one stock split in November 1997.

(2) Capital is defined as common shareholders' equity plus short-term and long-term debt.

(3)  Dividends per share divided by earnings per share.

(4) 2000 includes a $76.7 million ($.67 per share) restructuring charge and a $6.8 million ($.06 per share) charge for the cumulative effect of a change in accounting policy for revenue recognition.

In thousands, except per share amounts                           1996
--------------------------------------------------------------------------
Summary of Operations
Net sales                                                   $ 5,137,178
Cost of products sold                                         3,458,166
--------------------------------------------------------------------------
Gross margin                                                  1,679,012
Marketing, administrative and other                           1,121,729
Operating income                                                557,283
Interest, net                                                   (49,387)
Miscellaneous, net                                                  512
--------------------------------------------------------------------------
Income before income taxes                                      508,408
Income taxes                                                    208,884
--------------------------------------------------------------------------
Net income                                                  $   299,524
--------------------------------------------------------------------------
Per share of Common Stock(1)
   Earnings - basic                                         $      2.32
   Earnings - diluted                                              2.28
   Dividends                                                        .73
Average number of common shares outstanding                     127,292
Net income as % of average common shareholders' equity             16.2%
Net income as % of average total assets                             8.6%
==========================================================================
Financial Position
Accounts receivable, net                                    $   592,942
Inventories                                                     730,823
Total current assets                                          1,706,326
Property, plant and equipment, net                              721,524
Total assets                                                  3,449,535
Total current liabilities                                       766,267
Long-term debt                                                  519,058
Common shareholders' equity                                   1,973,739
==========================================================================
Other Statistics
Working capital                                             $   940,059
Current ratio                                                       2.2
Debt to capital ratio(2)                                           21.4%
Dividends                                                   $    97,036
Purchase of Common Stock                                         61,483
Cash provided by operations                                     711,454
Capital expenditures (excluding acquisitions)                   138,747
Depreciation and amortization                                   160,578
==========================================================================
Market Data
Market price range(1)                                      $34.94-23.81
Book value per common share(1)                                    15.44
Price earnings ratio - high-low                               15.1-10.3
Rate of payout(3)                                                  31.5%
==========================================================================

Investor Information

Common Stock
Listed on the New York Stock Exchange and Pacific Exchange - trading symbol VFC.

Shareholders of Record
As of February 16, 2001, there were 6,667 shareholders of record.

Dividend Policy
Quarterly dividends on VF Corporation Common Stock, when declared, are paid on or about the 20th day of March, June, September and December.

Dividend Reinvestment Plan
The Plan is offered to shareholders by First Chicago Trust Company of New York. The Plan provides for automatic dividend reinvestment and voluntary cash contributions for the purchase of additional shares of VF Corporation Common Stock. Questions concerning general Plan information should be directed to the Office of the Vice President-Administration, General Counsel and Secretary of VF Corporation.

Dividend Direct Deposit
Shareholders may have their dividends deposited into their savings or checking account at any bank that is a member of the Automated Clearing House (ACH) system. A brochure describing this service may be obtained by contacting First Chicago.

Quarterly Common Stock Price Information
The high and low sales prices for the periods indicated were as follows:

                         2000                1999                1998
-----------------------------------------------------------------------------
                    High      Low       High      Low       High      Low
-----------------------------------------------------------------------------
First quarter       $30.38    $20.94    $50.81    $40.88    $53.25    $40.75
Second quarter       31.25     22.88     55.00     37.50     54.69     49.69
Third quarter        27.81     21.81     43.38     30.00     52.25     36.63
Fourth quarter       36.90     22.50     32.63     27.44     50.69     33.44
