Form 10-K405, Exhibit 13
period 2001-12-29
V F CORP/NC
filed 2002-03-20
CIK 103379

                                                        Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF OPERATIONS AND FINANCIAL CONDITION

CRITICAL ACCOUNTING POLICIES

We have chosen accounting policies that we believe are appropriate to accurately and fairly report the Company's operating results and financial position, and we apply those accounting policies in a consistent manner. The significant accounting policies are summarized in Note A to the consolidated financial statements.

   The preparation of financial statements in conformity with generally accepted accounting principles requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. We evaluate these estimates and assumptions on an ongoing basis and may retain outside consultants, appraisers, lawyers and actuaries to assist in our evaluation. We believe the following accounting policies are the most critical because they involve the most significant judgments and estimates used in preparation of our consolidated financial statements:

- RESTRUCTURING CHARGES - We have provided restructuring charges in both 2000 and 2001 to reduce our manufacturing, marketing and administrative cost structure and to exit underperforming businesses. These charges required judgments about the future net realizable value of assets of discontinued businesses, net realizable value of other assets to be disposed of, and exit costs to be incurred for severance and other liabilities. The most significant judgments relate to estimated realizable values of property held for disposition. If actual amounts differ from the estimates, adjustments will be required in future consolidated statements of income.

- ALLOWANCE FOR DOUBTFUL ACCOUNTS - The Company maintains an allowance for doubtful receivables for estimated losses resulting from the inability of our trade customers to make required payments. We provide an allowance for specific customer accounts where collection is doubtful and also provide a general allowance for other accounts based on historical collection and write-off experience. Judgment is critical because some retail customers are currently operating in bankruptcy or have experienced financial difficulties. If their financial condition were to worsen, additional allowances might be required.

- INVENTORIES - Our inventories are valued at the lower of cost or market value. We evaluate all of our inventory style-size-color stockkeeping units (SKUs) to determine excess or slow moving SKUs based on orders on hand and projections of future demand and market conditions. For those units in inventory that are so identified, we estimate their market value or net sales value based on current realization trends. If the projected net sales value is less than cost, on an individual SKU basis, we provide an allowance to reflect the lower value of that inventory. This methodology recognizes projected inventory losses at the time such losses are evident rather than at the time goods are actually sold.

- LONG-LIVED ASSETS - We review our property and intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Similarly, we continue to evaluate our underperforming business units. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods. In addition, our depreciation and amortization policies reflect judgments on the estimated useful lives of assets.

- VALUATION ALLOWANCES FOR DEFERRED INCOME TAX ASSETS - We have recorded deferred income tax assets related to operating loss carryforwards in certain foreign and other tax jurisdictions. We have recorded valuation allowances to reduce the amount of deferred tax assets relating to foreign operating loss carryforwards based on an evaluation of the benefits expected to be ultimately realized. An adjustment to income tax expense would be required in a future period if we determine that the amount of deferred tax assets to be realized differs from the net recorded amount.

ANALYSIS OF OPERATIONS

RESTRUCTURING CHARGES

During the fourth quarter of 2001, we approved a series of actions to exit underperforming businesses and to aggressively reduce the Company's overall cost structure. These actions were designed to get the Company on track to achieve our long-term targets of a 14% operating margin and a 17% return on capital. These approved actions will result in $265 million of restructuring charges. Of this total amount, the Company recorded pretax charges of $236.8 million ($1.53 per share, with all per share amounts presented on a diluted basis) in 2001, with the balance of the charges to be recorded in 2002. These restructuring charges relate specifically to the exit of underperforming businesses, closure of manufacturing plants, consolidation of distribution centers and reduction of administrative functions. Cash expenses related to the 2001 and 2002 charges will approximate $120 million, with substantially all spending to occur in 2002. However, we expect that asset sales and liquidation of working capital in the businesses to be exited should generate more than $80 million of cash proceeds during 2002, leaving a net cash outflow of less than $40 million. Payments required in connection with these restructuring charges are not expected to have a significant effect on the Company's liquidity.

   As part of these 2001 restructuring decisions, the Company is exiting three underperforming businesses, the most significant of which is the Private Label knitwear business. This was a capital intensive, vertically integrated textile manufacturing business that marketed its fleece and T-shirt products to large domestic retailers and to other VF operating units. Profitability had been well below our target in recent years, and prospects for improvement were not evident in the highly competitive domestic knitwear market. We are also exiting our Jantzen swimwear business, a seasonal, high fashion business that had yielded low returns, and a specialty workwear business that had been significantly impacted by the recent decline in the high tech industry. These three businesses had averaged $331 million in annual sales and $9 million in operating profit over the last three years, but a small loss (before restructuring charges) was reported for these businesses in 2001.

   Also as part of these 2001 decisions, we are closing 21 higher cost North American manufacturing plants during 2001 and 2002 to reduce overall manufacturing capacity and to continue our move toward lower cost, more flexible global sourcing. Finally, we are consolidating certain distribution centers and reducing our administrative functions and staffing in the United States, Europe and Latin America. We anticipate that these actions approved in 2001 will result in cost reductions of $100 million in 2002, with an additional $30 million of savings to be achieved in 2003.

   In 2000, the Company recorded total restructuring charges of $119.9 million ($.67 per share). This included a loss in transferring our Wrangler business in Japan to a licensee, costs of exiting certain occupational apparel business units and intimate apparel lines determined to have limited potential, and costs of closing higher cost manufacturing facilities and of closing or consolidating distribution centers and administrative offices and functions.

   See Note M to the consolidated financial statements for more information on the 2001 and 2000 restructuring charges.

CONSOLIDATED STATEMENTS OF INCOME

Consolidated sales in 2001 declined 4% to $5,519 million. Excluding the impact of businesses exited in 2000 and of businesses acquired in 2000, unit sales and dollars declined in 2001 by 6%. Affecting the 2001 comparison was the loss of $78 million of sales from businesses exited at the end of 2000 and an increase of $218 million resulting from a full year of sales in 2001 at The North Face, Eastpak and H.I.S businesses acquired during 2000. Sales in 2000 rose 4% to a record $5,748 million. The 2000 sales increase was primarily due to $367 million of sales at businesses acquired in 2000 and 1999. In translating foreign currencies into the U.S. dollar, the stronger U.S. dollar reduced 2001 sales comparisons by $31 million relative to the prior year and reduced 2000 sales comparisons by $73 million relative to 1999.

   Gross margins were 31.2% of sales in 2001, compared with 33.2% in 2000 and 34.1% in 1999. Excluding restructuring charges included in cost of products sold of $129.3 million in 2001 and $55.9 million in 2000, gross margins were 33.5% in 2001 and 34.1% in 2000. Gross margins in the last two years benefited from higher than average margins in the companies acquired in 2000 and from the continuing shift to lower cost sourcing, lower raw material costs and increased operating efficiencies. Offsetting these improvements in 2001 were $44 million of manufacturing downtime costs (.8% of sales), primarily in domestic jeanswear, and in 2000 were lower gross margins in occupational apparel, as well as normal wage and benefit inflation in both years.

   Over the last three years, the amount of domestic sales derived from products manufactured in lower cost locations outside the United States has increased each year to where 78% was obtained from international locations during 2001. Once the 2001 restructuring actions have been effected, 15% of our United States sales will be obtained from products manufactured in our domestic plants, 45% will be manufactured in our facilities in Mexico and the Caribbean basin and 40% manufactured by contractors primarily in Mexico, the Caribbean or Asia. Similarly, to support our sales in foreign markets, we have shifted our sourcing from higher cost owned plants located primarily in Western Europe to lower cost owned and contracted production in locations outside of Western Europe.

   Marketing, administrative and general expenses were 24.0% of sales in 2001, compared with 23.5% in 2000 and 22.2% in 1999. Excluding restructuring charges of $70.1 million in 2001 and $37.2 million in 2000, expenses were 22.7% of sales in 2001 and 22.9% in 2000. Despite the decline in sales, expenses as a percent of sales declined slightly in 2001 due to cost control efforts and benefits of the 2000 restructuring initiatives. Expenses as a percent of sales increased in 2000 due to the higher than average expense levels of the 2000 acquisitions.

   Other operating income and expense includes amortization of intangible assets, net of royalty income. In addition, this caption includes $37.4 million in 2001 for the write-off of intangible assets of the businesses exited and $26.8 million in 2000 for the loss on disposal, primarily the write-off of intangible assets, of the Wrangler business in Japan.

   Net interest expense increased in each of the last two years due to higher average borrowings related to the 2000 business acquisitions and, to a lesser extent, higher overall interest rates on the Company's debt.

   The effective income tax rate was 47.6% in 2001, 38.1% in 2000 (before the cumulative effect of the change in accounting policy) and 38.5% in 1999. Excluding the effects of the restructuring charges, the effective tax rate was 38.4% in 2001 and 37.7% in 2000. On this basis, the effective rate declined in 2000 due to higher U.S. tax credits, permanently invested foreign earnings requiring no U.S. tax provision and lower state income taxes. The effective rate increased in 2001 mainly due to a reduction in U.S. tax credits.

   Net income as reported was $137.8 million in 2001, $260.3 million in 2000 and $366.2 million in 1999, while diluted earnings per share were $1.19, $2.21 and $2.99, respectively. Excluding the effects of the restructuring charges in 2001 and 2000 and the effect of the change in accounting policy in 2000, income was $307.8 million ($2.68 per share) in 2001 and $343.8 million ($2.92 per share) in 2000. Income in 2001 excluding restructuring charges declined by 10%, while earnings per share declined by 8%, reflecting the benefit of the Company's share repurchase program. Similarly, 2000 income declined by 6% from 1999, while earnings per share declined by 2%, again reflecting the benefit of the Company's share repurchase program. Also affecting the comparisons, earnings in 2001 include $.06 per share from the reversal of 2000 restructuring accruals. The 2000 acquisitions had a $.09 per share positive impact on 2001 results relative to 2000, while those acquisitions had a $.06 dilutive effect on 2000 earnings per share. The stronger U.S. dollar had a $.02 negative impact on earnings per share in 2001 compared with the prior year, while it had a $.05 negative impact in 2000.

INFORMATION BY BUSINESS SEGMENT

The Consumer Apparel segment consists of our jeanswear, women's intimate apparel, swimwear, and children's apparel businesses. Overall, segment sales declined by 5% in 2001 and by 1% in 2000. Domestic jeanswear sales declined 5% in 2001 reflecting softness in the jeans market and in overall retail apparel sales and pressure from lower priced private label goods, particularly in the mass channel. Domestic jeanswear sales had increased 5% during 2000, with strength across all categories. In European jeanswear, sales increased 15% in 2001 due to the full year of sales of H.I.S acquired in late 2000 and growth in the Lee, Wrangler and mass market businesses. European jeanswear sales had declined in 2000 primarily due to the negative effects of foreign currency translation. In international markets outside of Europe, jeanswear sales decreased in 2001 due to the exit of the Wrangler business in Japan and recessionary economic conditions in Latin America. Domestic intimate apparel sales declined 1% in 2001 and 9% in 2000, as increases in department store brands were more than offset by the lack of new private label programs and by a reduction in Vassarette brand sales in the mass channel. Sales in 2001 declined in Jantzen swimwear and in childrenswear, both of which sell primarily to the department store channel. Segment profit in 2001, excluding $84.4 million of restructuring charges, decreased 19% from 2000. The profit decline was due to lower sales in domestic jeanswear, playwear and Jantzen swimwear businesses, to expenses related to downtime in domestic jeanswear manufacturing facilities to maintain inventories in line with demand and to operating losses incurred in Latin America and swimwear. Segment profit in 2000, excluding $71.0 million of restructuring charges, increased 7% over 1999, led by growth in sales and profit margins in both domestic and international jeanswear.

   The Occupational Apparel segment includes the Company's industrial, career and safety apparel businesses. Sales decreased 19% in 2001 due to (1) workforce reductions in the U.S. manufacturing sector that has impacted overall workwear uniform sales, (2) the ongoing consolidation of our industrial laundry customers and those customers placing greater reliance on their in-house manufacturing and
(3) elimination of workwear product lines that were discontinued near the end of 2000. Sales had increased in 2000 due to the full year sales of three companies acquired in early 1999. Segment profit, excluding $23.9 million of restructuring charges in 2001 and $34.6 million in 2000, was flat for the two years, which represented higher margins earned on reduced sales volume in 2001 and elimination of operating losses on the discontinued product lines. Segment profit declined significantly in 2000 due to manufacturing and distribution inefficiencies related to the integration of acquired companies.

   The Outdoor Apparel and Equipment segment consists of the Company's outdoor-related businesses represented by The North Face branded products (outerwear and equipment) and the JanSport and Eastpak brands (backpacks and daypacks). Sales increased significantly in 2000 with the acquisitions of The North Face and Eastpak businesses in May 2000, and sales increased further in 2001 due to the acquired companies being included for the full year. Segment profit, excluding $3.7 million of restructuring charges in 2001 and $1.0 million in 2000, increased significantly in 2001 due to increased margins earned at the acquired businesses and at JanSport.

   The All Other segment includes the Company's knitwear businesses. Sales and segment profit, excluding $102.5 million of restructuring charges in 2001 and $5.0 million in 2000, were relatively flat over the three year period. However, with difficult market conditions, pricing pressures and an unfavorable outlook for 2002 and beyond, management decided to exit the Private Label knitwear business and related textile operations near the end of 2001. The decision to exit this capital intensive business, which had sales averaging $206 million per year and segment profit averaging $9 million over the three year period, resulted in a $102.5 million restructuring charge in 2001. The remaining licensed sportswear and distributor knitwear businesses offer more attractive prospects on a sharply lower capital base.


ANALYSIS OF FINANCIAL CONDITION

BALANCE SHEETS

Accounts receivable declined in 2001 due to lower fourth quarter sales and to lower days' sales outstanding. The allowance for bad debts was increased at the end of 2001 to provide for the estimated loss resulting from the bankruptcy in early 2002 of one of our five largest retail customers.

   For the year 2001, we established a goal to reduce inventories by $100 million. This goal was exceeded and inventories actually declined by more than $200 million through cautious planning considering the overall retail environment, downtime in our manufacturing facilities and reductions as planned in the inventories of the companies acquired in 2000. We estimate that inventories will be further reduced in 2002, primarily by liquidation of inventories at the businesses being exited during the year.

   Property, plant and equipment declined during 2001 as a result of the write-down of assets related to the 2001 restructuring actions and to depreciation expense exceeding capital spending during the year.

   The decrease in intangible assets during 2001 resulted from write-downs related to the disposition of businesses included in the 2001 restructuring provision, amortization expense and the effects of foreign currency translation.

   Accounts payable declined as a result of lowering our inventory purchases near the end of 2001. The increase in other accrued liabilities results from the restructuring charges recorded in the fourth quarter of 2001.

LIQUIDITY AND CASH FLOWS

In managing its capital structure, management's goal is to maintain a debt to capital ratio of less than 40%, providing flexibility to pursue investment opportunities that may become available. Our debt to capital ratio remains below these guidelines: 31.7% at the end of 2001 and 34.7% at the end of 2000. Net of cash, our debt to capital ratio at the end of 2001 was 23.5%.

   Working capital was $1,217.6 million and the current ratio was 2.5 to 1 at the end of 2001, compared with $1,103.9 million and 2.1 to 1 at the end of 2000. The increase in 2001 was due primarily to lower short-term borrowings and current maturities of long-term debt.

   The primary source of liquidity is the Company's strong cash flow provided by operations, which was $685.7 million in 2001, $443.3 million in 2000 and $423.4 million in 1999. The increase in cash flow from operations in 2001 was primarily due to reductions in inventories and accounts receivable. Cash flow from operations in 2002 is expected to range from $400 to $450 million. With our strong financial position, unused credit lines and additional borrowing capacity, the Company has substantial liquidity and flexibility to meet investment opportunities that may arise.

   Capital expenditures were $81.6 million in 2001, compared with $125.2 million and $150.1 million in 2000 and 1999, respectively. Capital expenditures in 2001 generally relate to replacement spending in our worldwide manufacturing and other facilities. Spending has declined from the 2000 and prior years' levels due to completion of expansion programs in offshore manufacturing capacity, primarily in jeanswear. We expect that capital spending in 2002 will be comparable to the 2001 level and will be funded by cash flow from operations.

   Subsequent to the end of 2001, the Company called $200.0 million of long-term debt for redemption. This debt was paid in February 2002 with existing cash balances.

   During each of 2001 and 2000, the Company purchased 4.0 million shares of its Common Stock in open market transactions at a cost of $146.6 million and $105.7 million, respectively. Under its current authorization from the Board of Directors, the Company may purchase up to an additional 10.0 million shares. We intend to purchase approximately one million shares per quarter during 2002, although this rate of repurchase may be adjusted depending on acquisition opportunities that might arise.

   Cash dividends totaled $.93 per common share in 2001, compared with $.89 in 2000 and $.85 in 1999. The dividend payout rate increased to 78% and 40% due to lower 2001 and 2000 earnings, respectively (35% and

30% excluding restructuring charges in both years and the change in accounting policy in 2000), compared with a payout rate of 28% in 1999. The indicated annual dividend rate for 2002 is $.96 per share. VF has paid dividends on its Common Stock annually since 1941, and we intend to maintain a long-term payout rate of 30%.

   Management believes that the Company has sufficient funds provided by operations, as well as unused credit lines and additional borrowing capacity, to meet all of its obligations when due. Debt agreements do not contain acceleration clauses related to changes in credit ratings. Following is a summary of the Company's fixed obligations at the end of 2001 that will require the use of funds:

                                                         Payments Due by Year
In millions                                     2002     2003 - 2004   2005 - 2006    Thereafter
------------------------------------------------------------------------------------------------
Long-term debt (1)                             $ 0.7        $202.0        $400.6       $301.4
Operating leases                                57.4          81.7          48.0         63.8
Minimum royalties under licenses (2)            18.2          40.1          23.1         10.6
------------------------------------------------------------------------------------------------
                                               $76.3        $323.8        $471.7       $375.8
------------------------------------------------------------------------------------------------


--------
(1) $200.0 million of the debt due in 2003 - 2004 was called for redemption and paid in February 2002.

(2) Royalties paid under trademark licenses are recognized in cost of products sold in the Consolidated Statements of Income as the related products are sold.

   We have other financial commitments at the end of 2001 that may require the use of funds under certain circumstances:

- The Company has outstanding $72.4 million of trade letters of credit for the purchase of inventory from foreign suppliers in the ordinary course of business. These letters of credit, generally for periods of less than six months, will only be paid upon satisfactory receipt of the inventory by the Company.

- Matching contributions under the Employee Stock Ownership Plan are made to participants in the form of shares of the Company's Series B Convertible Preferred Stock. The Company has an obligation to redeem Preferred Stock held in participant accounts, and to pay each participant the value of their account, upon retirement or withdrawal from the plan. The amounts of these redemptions vary based on the conversion value of the Preferred Stock. Payments made for redemption of Preferred Stock have averaged $5.2 million per year over the last three years.

- The Company has entered into $50.0 million of surety bonds and standby letters of credit representing contingent guarantees of performance under self-insurance and other programs. These commitments would only be drawn upon if VF were to fail to meet its claims obligations.

OUTLOOK FOR 2002

Looking ahead to 2002:

- We expect that our sales will decline by 8%, with one-half of that decline resulting from the business exits announced in late 2001. Regarding our ongoing businesses, we continue to expect slow consumer spending on apparel in the U.S. We believe that the Company will successfully address the competitive pressures in the retail apparel marketplace by delivering more value in the form of selective price reductions and more marketing investment, product innovation and in-store promotion. In addition, while we cannot assess the impact on VF of the bankruptcy filing of one of our largest customers as mentioned in the Balance Sheets section above, it is possible that there will be some decline in sales volume with that customer.

- As previously stated, the restructuring actions should result in $100 million of cost reduction. However, labor, pension and other benefit cost increases, higher marketing spending in our leading brands and other inflationary increases will offset a portion of these savings. On an overall basis, operating margins for ongoing businesses should improve by at least 1.0% of sales.

- Of the estimated $265 million of restructuring charges that we approved in the fourth quarter of 2001, we expect that $25 to $30 million of those costs will be recorded in 2002 as the actions are carried out. In addition, costs and operating losses to be incurred in liquidation of the Private Label knitwear and swimwear businesses will approximate $15 million. The combined impact of these restructuring charges and business exit costs is estimated at $.25 per share.

- Net interest expense should decline slightly.

- We have restructured our European manufacturing and sales operations and have been granted tax incentives if we maintain certain employment and investment commitments. Going forward, this will allow our European earnings to be taxed at a lower effective income tax rate. This arrangement, along with elimination of nondeductible amortization expense for intangible assets as discussed below, should result in a lower effective income tax rate for VF in 2002.

- We will adopt the recently issued Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets, at the beginning of 2002. Under this Statement, amortization of intangible assets, which was $36.0 million ($.32 per share) in 2001, will not be required in future years. See Note A to the consolidated financial statements

- Upon adoption of FASB Statement No. 142, Goodwill and Other Intangible Assets, we expect to record a noncash write-off of $350 to $550 million of intangible assets. This charge will be reported as the cumulative effect of a change in accounting policy at the beginning of 2002. See Note A to the consolidated financial statements.

   To establish an appropriate basis for comparison, had the change in accounting for goodwill amortization expense ($.32 per share) occurred in 2001 and excluding restructuring charges ($1.53 per share), earnings for 2001 would have been $3.00 per share. For the year 2002, considering all of the above factors but excluding the effects of the 2002 restructuring charges, costs related to discontinued businesses (which together are estimated at $.25 per share) and the estimated write-off of intangible assets related to the change in accounting policy, management expects earnings per share to be flat to up slightly.

EURO CURRENCY CONVERSION

Over the last three years, 12 of the 15 member countries of the European Union established fixed conversion rates between their existing currencies and a single new currency, the euro. During the transition period through December 2001, business transactions were conducted in both the euro and the legacy currencies. Beginning in January 2002, the euro is the sole currency of the participating countries. All information technology systems are euro compliant, and no problems arose when all transactions began to be processed in the euro beginning in January 2002.

   Approximately 10% of the Company's 2001 sales were generated in the participating countries of the European Union. We continue to evaluate the strategic implications of the euro, including pricing and distribution of the Company's products. The euro has led to more uniform pricing across the European markets, including those that have not adopted the euro as their common currency. The ongoing financial impact of the euro on the Company's operations will depend on the competitive conditions that exist in the various regional markets. However, we do not believe that the euro will have a material effect on the Company's results of operations or financial position.

RISK MANAGEMENT

The Company is exposed to a variety of market risks in the ordinary course of business. We regularly assess these potential risks and manage the Company's exposures to these risks through its operating and financing activities and, when appropriate, by hedging or through the use of derivative financial instruments. We do not use derivative instruments for trading or speculative purposes.

   We limit the risk of interest rate fluctuations on net income and cash flows by managing the Company's mix of fixed and variable interest rate debt. In addition, although we did not do so during 2001, we may also use derivative financial instruments to minimize our interest rate risk. Our primary interest rate exposure relates to changes in interest rates on short-term domestic and foreign borrowings. Short-term borrowings averaged $180 million during 2001, $470 million during 2000 and $430 million during 1999. Based on the average amount outstanding during 2001, the effect of a hypothetical 1% change in interest rates on reported net income would be $.01 per share.

   The Company has assets and liabilities in foreign subsidiaries that are subject to fluctuations in foreign currency exchange rates. Investments in these primarily European subsidiaries are considered to be long-term investments, and accordingly, we use a functional currency other than the U.S. dollar. We do not hedge these net investments and do not hedge the translation of foreign currency operating results into the U.S. dollar. Based on the amount of international earnings in 2001, the effect on the translation of international earnings of a hypothetical 10% change in average foreign currency rate relative to the U.S. dollar would be approximately $.04 per share.

   A growing percentage of the total product needs to support our domestic and European businesses are manufactured in our plants in foreign countries or by foreign contractors. The Company's primary net foreign currency market exposures relate to the Mexican peso, the euro and the Canadian dollar. We monitor net foreign currency market exposures and may in the ordinary course of business enter into foreign exchange forward contracts related to specific foreign currency transactions or anticipated cash flows occurring within 12 months. Use of these financial instruments allows us to reduce the Company's overall exposure to exchange rate movements, since gains and losses on these contracts will offset the losses and gains on the transactions being hedged. Our practice to manage our foreign currency market exposures during 2001 was to hedge an average of 50% of our significant net foreign currency cash flows relating to inventory purchases and sales, operating expenses and intercompany royalty payments anticipated for the following 12 months. Hedging was not significant during 2000 and 1999.

   The Company has various nonqualified deferred compensation plans in which liabilities accrued for the plans' participants are based on market values of investment funds that are selected by participants. The risk of changes in the market values of the participants' underlying investment selections is hedged by the Company's investments in a portfolio of variable life insurance contracts and other securities that substantially mirror the investment selections underlying the deferred compensation liabilities. These Company-owned investment securities are held in irrevocable trusts. Increases and decreases in deferred compensation liabilities are substantially offset by corresponding increases and decreases in the market value of the Company's investments, resulting in a negligible net exposure to the Company's operating results and financial position.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

From time to time, we may make oral or written statements, including statements in this Annual Report, that constitute "forward-looking statements" within the meaning of the federal securities laws. This includes statements concerning plans, objectives, projections and expectations relating to the Company's operations or economic performance, and assumptions related thereto.

   Forward-looking statements are made based on our expectations and beliefs concerning future events impacting the Company and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and actual results could differ materially from those expressed or implied in the forward-looking statements.

   Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the overall level of consumer spending for apparel; changes in trends in the segments of the market in which the Company competes; competitive conditions in and financial strength of our suppliers and of our retail customers; actions of competitors and customers that may impact the Company's business; completion of software developed by outside vendors and the related implementation of the Company's common systems project; the ability to execute our restructuring initiatives and to achieve the anticipated cost savings; the availability of new acquisitions that increase shareholder value and our ability to integrate new acquisitions successfully; and the impact of economic changes in the markets where the Company competes, such as changes in interest rates, currency exchange rates, inflation rates, recession, and other external economic and political factors over which we have no control.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
VF Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and common shareholders' equity present fairly, in all material respects, the financial position of VF Corporation and its subsidiaries at December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   As discussed in Note A to the financial statements, the Company changed its accounting policy for revenue recognition in 2000.

/s/ PricewaterhouseCoopers LLP
----------------------------------------
PricewaterhouseCoopers LLP
Greensboro, North Carolina
February 5, 2002

QUARTERLY RESULTS OF OPERATIONS (Unaudited)


                                                                                  Earnings Per
In thousands, except                                                              Common Share         Dividends Per
per share amounts          Net Sales       Gross Profit    Net Income         Basic          Diluted   Common Share
--------------------------------------------------------------------------------------------------------------------
2001
First quarter            $1,423,299        $  480,893     $  77,486        $    .68       $    .67        $.23
Second quarter            1,322,958           446,915        69,381             .61            .60         .23
Third quarter             1,477,196           506,565       103,560             .92            .90         .23
Fourth quarter            1,295,352           285,598      (112,597)*        (1.03)*         (1.03)*       .24
--------------------------------------------------------------------------------------------------------------------
                         $5,518,805        $1,719,971     $ 137,830        $  1.19        $   1.19        $.93
====================================================================================================================
2000
First quarter            $1,355,184        $  457,603     $  71,069**      $   .61**      $    .60**      $.22
Second quarter            1,330,325           462,859         75,745           .65             .64         .22
Third quarter             1,599,864           543,602        103,361           .90             .88         .22
Fourth quarter            1,462,506           441,364         10,159**         .08**           .08**       .23
--------------------------------------------------------------------------------------------------------------------
                         $5,747,879        $1,905,428     $  260,334       $  2.25        $   2.21        $.89
====================================================================================================================

1999
First quarter            $1,358,244        $  467,470     $   85,566       $   .70        $    .69        $.21
Second quarter            1,364,830           461,935         79,582           .65             .64         .21
Third quarter             1,464,856           502,913        103,896           .87             .85         .21
Fourth quarter            1,363,686           462,178         97,198           .82             .81         .22
--------------------------------------------------------------------------------------------------------------------
                         $5,551,616        $1,894,496     $  366,242       $  3.04        $   2.99         $.85
====================================================================================================================

--------
*In the fourth quarter of 2001, restructuring charges reduced net income by $170.0 million ($1.53 per share). See Note M to the consolidated financial statements.

**The first quarter of 2000 includes an aftertax change of $6.8 million ($.06 per share) for the cumulative effect of a change in accounting policy for revenue recognition. In addition, in the fourth quarter, restructuring charges reduced net income by $76.7 million ($.67 per share). See Notes A and M, respectively, to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

In thousands, except per share amounts             Fiscal year ended         December 29,       December 30,         January 1,
                                                                                2001               2000                 2000
-----------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                              $      5,518,805         $ 5,747,879         $ 5,551,616
Costs and Operating Expenses
  Cost of products sold                                                       3,798,834           3,842,451           3,657,120
  Marketing, administrative and general
  expenses                                                                    1,323,928           1,352,024           1,230,009
  Other operating expense, net                                                   48,797              43,411              11,855
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              5,171,559           5,237,886           4,898,984
-----------------------------------------------------------------------------------------------------------------------------------
Operating Income                                                                347,246             509,993             652,632
Other Income (Expense)
  Interest income                                                                 6,848               7,684               8,936
  Interest expense                                                              (93,364)            (88,716)            (71,426)
  Miscellaneous, net                                                              2,071               2,572               5,434
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                (84,445)            (78,460)            (57,056)
-----------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes and Cumulative
  Effect of Change in Accounting Policy                                         262,801             431,533             595,576
Income Taxes                                                                    124,971             164,417             229,334
-----------------------------------------------------------------------------------------------------------------------------------
Income Before Cumulative Effect of Change in
  Accounting Policy                                                             137,830             267,116             366,242
Cumulative Effect on Prior Years of Change in
  Accounting Policy for Revenue Recognition, Net of Income Taxes                     --              (6,782)                 --
-----------------------------------------------------------------------------------------------------------------------------------
Net Income                                                             $        137,830         $   260,334         $   366,242
===================================================================================================================================
Earnings Per Common Share - Basic
  Income before cumulative effect of
   change in accounting policy                                         $           1.19         $      2.31         $      3.04
  Net income                                                                       1.19                2.25                3.04
Earnings Per Common Share - Diluted
  Income before cumulative effect of
   change in accounting policy                                         $           1.19         $      2.27         $      2.99
  Net income                                                                       1.19                2.21                2.99
Cash Dividends Per Common Share                                        $            .93         $       .89         $       .85
===================================================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands                                    Fiscal year ended December 29, 2001       December 30, 2000         January 1, 2000
-----------------------------------------------------------------------------------------------------------------------------------
Net Income                                                        $ 137,830                 $ 260,334                 $ 366,242
Other Comprehensive Income (Loss)
 Foreign currency translation:
   Amount arising during year                                       (24,340)                  (36,758)                  (60,180)
     Less income tax effect                                           6,317                    12,049                    21,063
   Reclassification to net income
     from disposal of foreign subsidiaries                               --                     2,030                        --
     Less income tax effect                                              --                      (711)                       --
 Unrealized gains (losses) on
   marketable securities:
   Amount arising during year                                          (952)                   (1,176)                       --
     Less income tax effect                                             373                       431                        --
   Reclassification to net income for
   losses realized                                                    1,502                     1,613                        --
     Less income tax effect                                            (604)                     (597)                       --
 Foreign exchange hedging contracts:
   Amount arising during year                                        14,161                        --                        --
     Less income tax effect                                          (5,693)                       --                        --
   Reclassification to net income
     for gains realized                                              (7,151)                       --                        --
     Less income tax effect                                           2,875                        --                        --
 Minimum pension liability adjustment:
   Amount arising during year                                        (2,504)                       --                        --
     Less income tax effect                                             851                        --                        --
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive Income                                              $ 122,665                 $ 237,215                 $ 327,125
===================================================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

 In thousands, except share amounts                  December 29, 2001    December 30, 2000
-------------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and equivalents                                 $   332,049         $   118,891
  Accounts receivable, less
  allowances of $62,964 in 2001
   and $54,918 in 2000                                     602,334             716,299
  Inventories                                              913,054           1,124,438
  Deferred income taxes                                    158,110             118,314
  Other current assets                                      25,873              32,154
-------------------------------------------------------------------------------------------
     Total current assets                                2,031,420           2,110,096

Property, Plant and Equipment                              654,692             776,015
Intangible Assets                                        1,015,783           1,101,876
Other Assets                                               401,121             370,169
-------------------------------------------------------------------------------------------
                                                       $ 4,103,016         $ 4,358,156
===========================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Short-term borrowings                                $    77,900         $   147,005
  Current portion of long-term debt                            696             113,999
  Accounts payable                                         251,588             340,127
  Accrued liabilities                                      483,649             405,069
-------------------------------------------------------------------------------------------
     Total current liabilities                             813,833           1,006,200

Long-term Debt                                             904,035             905,036
Other Liabilities                                          228,501             214,590

Redeemable Preferred Stock                                  45,631              48,483
Deferred Contributions to
 Employee Stock Ownership Plan                              (1,780)             (7,966)
-------------------------------------------------------------------------------------------
                                                            43,851              40,517
Common Shareholders' Equity
  Common Stock, stated value $1; shares
   authorized, 300,000,000; shares outstanding,
   109,998,190 in 2001 and 112,258,556 in 2000             109,998             112,259
  Additional paid-in capital                               884,638             833,441
  Accumulated other comprehensive income (loss)           (103,040)            (87,875)
  Retained earnings                                      1,221,200           1,333,988
-------------------------------------------------------------------------------------------
   Total common shareholders' equity                     2,112,796           2,191,813
-------------------------------------------------------------------------------------------
                                                       $ 4,103,016         $ 4,358,156
===========================================================================================


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands                                       Fiscal year ended December 29, 2001    December 30, 2000     January 1, 2000
-------------------------------------------------------------------------------------------------------------------------------
Operations
  Net income                                                           $ 137,830               $ 260,334           $ 366,242
  Adjustments to reconcile net income
   to cash provided by operations:
   Cumulative effect of accounting change                                     --                   6,782                  --
   Restructuring costs                                                   220,197                 117,770                  --
   Depreciation                                                          132,942                 137,022             134,335
   Amortization of intangible assets                                      36,030                  36,400              33,097
   Other, net                                                            (45,127)                  5,358               5,341
   Changes in current assets and liabilities:
     Accounts receivable                                                  97,449                     329             (12,379)
     Inventories                                                         185,255                 (73,871)             43,655
     Accounts payable                                                    (78,563)                (20,554)            (21,414)
     Other, net                                                             (298)                (26,256)           (125,516)
-------------------------------------------------------------------------------------------------------------------------------
   Cash provided by operations                                           685,715                 443,314             423,361

Investments
  Capital expenditures                                                   (81,603)               (125,224)           (150,076)
  Business acquisitions                                                   (5,057)               (308,062)           (156,587)
  Other, net                                                              (7,456)                 (9,953)            (13,114)
-------------------------------------------------------------------------------------------------------------------------------
   Cash invested                                                         (94,116)               (443,239)           (319,777)

Financing
  Increase (decrease) in short-term borrowings                           (61,850)               (244,041)            145,768
  Proceeds from long-term debt                                                --                 495,185               1,032
  Payment of long-term debt                                             (114,302)                 (5,058)             (3,269)
  Purchase of Common Stock                                              (146,592)               (105,723)           (149,075)
  Cash dividends paid                                                   (106,864)               (104,920)           (104,302)
  Proceeds from issuance of Common Stock                                  44,632                   1,317              25,323
  Other, net                                                               7,193                   4,493               1,269
-------------------------------------------------------------------------------------------------------------------------------
   Cash provided (used) by financing                                    (377,783)                 41,253             (83,254)

Effect of Foreign Currency Rate Changes on Cash                             (658)                 (2,298)             (3,677)
-------------------------------------------------------------------------------------------------------------------------------
Net Change in Cash and Equivalents                                       213,158                  39,030              16,653
Cash and Equivalents - Beginning of Year                                 118,891                  79,861              63,208
-------------------------------------------------------------------------------------------------------------------------------
Cash and Equivalents - End of Year                                     $ 332,049               $ 118,891           $  79,861
===============================================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

                                                                               Accumulated Other
                                            Common            Additional          Comprehensive          Retained
In thousands                                Stock           Paid-in Capital      Income (Loss)           Earnings
------------------------------------------------------------------------------------------------------------------
Balance January 2, 1999                 $   119,466         $   801,511          $   (25,639)          $ 1,170,970
  Net income                                     --                  --                   --               366,242
  Cash dividends:
   Common Stock                                  --                  --                   --              (100,755)
   Series B Convertible
    Preferred Stock                              --                  --                   --                (3,547)
  Tax benefit from Preferred
   Stock dividends                               --                  --                   --                   437
  Redemption of Preferred Stock                  --                  --                   --                (3,284)
  Purchase of treasury shares                (4,000)                 --                   --              (145,075)
  Stock compensation plans, net                 813              29,543                   --                  (187)
  Common Stock held in trust for
   deferred compensation plans                  (74)                 --                   --                (3,486)
  Foreign currency translation                   --                  --              (39,117)                   --
------------------------------------------------------------------------------------------------------------------

Balance January 1, 2000                     116,205             831,054              (64,756)            1,281,315
  Net income                                     --                  --                   --               260,334
  Cash dividends:
   Common Stock                                  --                  --                   --              (101,584)
   Series B Convertible
    Preferred Stock                              --                  --                   --                (3,336)
  Tax benefit from Preferred
   Stock dividends                               --                  --                   --                   280
  Redemption of Preferred Stock                  --                  --                   --                (1,102)
  Purchase of treasury shares                (4,000)                 --                   --              (101,723)
  Stock compensation plans, net                  59               2,387                   --                  (163)
  Common Stock held in trust for
   deferred compensation plans                   (5)                 --                   --                   (33)
  Foreign currency translation                   --                  --              (23,390)                   --
  Unrealized gains on investment
   securities                                    --                  --                  271                    --
------------------------------------------------------------------------------------------------------------------

Balance December 30, 2000                   112,259             833,441              (87,875)            1,333,988
  Net income                                     --                  --                   --               137,830
  Cash dividends:
   Common Stock                                  --                  --                   --              (103,717)
   Series B Convertible
    Preferred Stock                              --                  --                   --                (3,147)
  Tax benefit from
   Preferred Stock dividends                     --                  --                   --                   132
  Redemption of Preferred Stock                  --                  --                   --                (2,571)
  Purchase of treasury shares                (4,000)                 --                   --              (142,592)
  Stock compensation plans, net               1,694              51,197                   --                  (124)
  Common Stock held in trust for
   deferred compensation plans                   45                  --                   --                 1,401
  Foreign currency translation                   --                  --              (18,023)                   --
  Unrealized gains on
   marketable securities                         --                  --                  319                    --
  Foreign exchange hedging
   contracts                                     --                  --                4,192                    --
  Minimum pension liability
   adjustment                                    --                  --               (1,653)                   --
------------------------------------------------------------------------------------------------------------------

Balance December 29, 2001                  $109,998              $884,638          $(103,040)           $1,221,200
==================================================================================================================

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A Accounting Policies

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of VF Corporation and all majority-owned subsidiaries after elimination of intercompany transactions and profits.

CASH AND EQUIVALENTS includes demand deposits and temporary investments that are readily convertible into cash and have an original maturity of three months or less.

INVENTORIES are stated at the lower of cost or market. Inventories stated on the last-in, first-out method represent 49% of total 2001 inventories and 47% in 2000. Remaining inventories are valued using the first-in, first-out method.

PROPERTY AND DEPRECIATION: Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging up to 40 years for buildings and 10 years for machinery and equipment.

   The Company's policy is to evaluate property for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss may be recorded if undiscounted future cash flows are not expected to be adequate to recover the assets' carrying value.

INTANGIBLE ASSETS represent the excess of costs over the fair value of net tangible assets of businesses acquired, less accumulated amortization of $327.3 million and $306.7 million in 2001 and 2000. These assets are amortized using the straight-line method over 10 to 40 years.

REVENUE RECOGNITION: During the fourth quarter of 2000, the Company changed its accounting policy for recognizing sales in accordance with the SEC's Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. Previously, sales were recorded upon shipment of goods to the customer. The new policy recognizes that the risks of ownership in some transactions do not substantively transfer to customers until the product has been received by them, without regard to when legal title has transferred. The cumulative effect of this change in policy for periods prior to January 2000 of $6.8 million (net of income taxes of $4.1 million), or $.06 per share, is shown in the Consolidated Statements of Income. The accounting change had an insignificant impact on annual sales and income before cumulative effect.

ADVERTISING COSTS are expensed as incurred and were $243.7 million in 2001, $251.7 million in 2000 and $257.6 million in 1999.

SHIPPING COSTS to customers are included in Marketing, Administrative and General Expenses and were $52.3 million in 2001, $54.1 million in 2000 and $51.0 million in 1999.

STOCK-BASED COMPENSATION: Compensation expense is recorded for the excess, if any, of the market price of VF Common Stock at the date of grant over the amount the employee must pay for the stock.

DERIVATIVE FINANCIAL INSTRUMENTS: The Company adopted Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and related amendments at the beginning of 2001. This Statement requires that all derivatives be recognized as assets or liabilities in the balance sheet and measured at their fair value. Changes in the fair value of derivatives are recognized in either Net Income or Other Comprehensive Income, depending on the designated purpose of the derivative. The cumulative effect of adopting this Statement at the beginning of 2001 was not significant.

NEW ACCOUNTING PRONOUNCEMENTS: At the end of 2001, the Company had $1,015.8 million of net intangible assets arising from numerous acquisitions. Under the accounting rules in effect through the end of 2001, the intangible assets were being amortized over their estimated useful lives, limited to a maximum period of 40 years. Also, whenever events or changes in circumstances had indicated that the carrying amount of intangible assets might not be recoverable, the Company had evaluated their recoverability using forecasted net cash flows on an undiscounted basis.

   During 2001, the Financial Accounting Standards Board issued Statement No. 142, Goodwill and Other Intangible Assets, which is effective for the Company at the beginning of 2002 and may not be applied retroactively to financial statements of prior periods. Under this Statement, goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives will not be amortized but must be tested at least annually for impairment. Other intangible assets will be amortized over their estimated useful lives. The new

Statement also requires an initial test for impairment of existing goodwill and intangible assets to determine if the existing carrying value exceeds its fair value. Any transitional impairment determined upon adoption of the new Statement must be recognized as the cumulative effect of a change in accounting principle in the Consolidated Statement of Income at the beginning of 2002.

   Under the new Statement, goodwill amortization, which totaled $36.0 million ($.32 per share) for fiscal year 2001, will not be required in future years. With regard to the initial impairment provisions, management is currently evaluating the effects of the Statement on existing intangible assets. Because of the extensive effort needed to comply with adoption of the new rules, management has not completed its analysis of the amount of the initial impairment charge that will be required upon adoption of the Statement in the first quarter of 2002. However, based on the analysis performed to-date, management believes that the amount of the initial impairment charge could be $350 to $550 million (unaudited).

   The Financial Accounting Standards Board also issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement, which is required to be adopted by the beginning of 2002, establishes accounting standards for the recognition and measurement of long-lived assets held for use or held for disposal. This Statement will require that the historical operating results of the Private Label knitwear and the Jantzen swimwear business units be reclassified to discontinued operations following disposition of those businesses by the end of 2002; see Note M to financial statements.

USE OF ESTIMATES: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

NOTE B Acquisitions

During 2000, the Company acquired the common stock of The North Face, Inc., the Eastpak backpack and daypack business and 85% of the common stock of H.I.S Sportswear AG. The Company also acquired the trademark rights to the Chic and Gitano brands. The aggregate cost for these businesses was $206.5 million, plus repayment of $107.7 million of indebtedness. Intangible assets related to these acquisitions totaled $171.2 million. If these acquisitions had occurred at the beginning of the year, unaudited 2000 results of operations would have been: sales of $5,927.6 million; net income of $229.6 million; and earnings per share of $1.98 basic and $1.95 diluted. During 2001, the Company increased its ownership of H.I.S Sportswear AG to 97%.

   In 1999, the Company acquired several businesses for an aggregate cost of $136.1 million, plus repayment of $23.3 million in debt. Intangible assets related to these acquisitions totaled $87.4 million.

   The Company accrued various restructuring charges in connection with the 1999 and 2000 acquisitions. The charges relate to severance, closure of manufacturing and distribution facilities, and lease and contract termination costs. Cash payments related to these actions will be substantially completed during the first half of 2002. Charges are summarized as follows:

                                                                    Facilities Exit            Lease and Contract
In thousands                                      Severance                    Costs                  Termination         Total
--------------------------------------------------------------------------------------------------------------------------------
Accrual for 1999 acquisitions                      $  5,061                  $  1,622                  $ 17,948         $ 24,631
Cash payments                                        (1,362)                     (208)                   (2,218)          (3,788)
--------------------------------------------------------------------------------------------------------------------------------
Balance January 1, 2000                               3,699                     1,414                    15,730           20,843
Accrual for 2000 acquisitions                         9,426                     2,026                     1,044           12,496
Cash payments                                        (6,411)                     (831)                   (6,588)         (13,830)
Adjustments to acquisition costs                     (2,037)                     (711)                     (723)          (3,471)
--------------------------------------------------------------------------------------------------------------------------------
Balance December 30, 2000                             4,677                     1,898                     9,463           16,038
Accrual for 2000 acquisitions                           400                     1,020                     2,400            3,820
Cash payments                                        (2,899)                   (2,813)                   (4,186)          (9,898)
--------------------------------------------------------------------------------------------------------------------------------
Balance December 29, 2001                          $  2,178                  $    105                  $  7,677         $  9,960
================================================================================================================================

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

NOTE C Inventories

In thousands                                                           2001         2000
----------------------------------------------------------------------------------------
Finished products                                                $  624,343   $  710,158
Work in process                                                     155,446      194,194
Materials and supplies                                              133,265      220,086
----------------------------------------------------------------------------------------
                                                                 $  913,054   $1,124,438
========================================================================================

The current cost of inventories stated on the last-in, first-out method is not significantly different from their value determined under the first-in, first-out method.

NOTE D Property, Plant and Equipment

In thousands                                                           2001         2000
----------------------------------------------------------------------------------------
Land                                                            $    57,376  $    57,961
Buildings                                                           516,163      504,816
Machinery and equipment                                           1,244,858    1,302,549
----------------------------------------------------------------------------------------
                                                                  1,818,397    1,865,326
Less accumulated depreciation                                     1,163,705    1,089,311
----------------------------------------------------------------------------------------
                                                                 $  654,692  $   776,015
========================================================================================


NOTE E Short-term Borrowings

In thousands                                                           2001         2000
----------------------------------------------------------------------------------------
Commercial paper                                                $        -   $    56,855
Banks                                                                77,900       90,150
----------------------------------------------------------------------------------------
                                                                $    77,900  $   147,005
========================================================================================

The weighted average interest rate for short-term borrowings was 8.6% at the end of 2001 and 9.0% at the end of 2000. The Company maintains an unsecured revolving credit agreement with a group of banks for $750.0 million that supports commercial paper borrowings and is otherwise available for general corporate purposes. The agreement, which extends to July 2004, requires an .08% facility fee per year and contains various financial covenants, including a requirement that debt cannot exceed two times Common Shareholders' Equity. At December 29, 2001, there were no borrowings under the agreement.

NOTE F Accrued Liabilities

In thousands                                                           2001         2000
----------------------------------------------------------------------------------------
Income taxes                                                     $   68,631   $   45,548
Compensation                                                         89,861       86,521
Restructuring costs (Note M)                                        109,096       37,393
Other                                                               216,061      235,607
----------------------------------------------------------------------------------------
                                                                 $  483,649   $  405,069
========================================================================================

NOTE G Long-term Debt

In thousands                                                           2001         2000
----------------------------------------------------------------------------------------
9.50% notes, due 2001                                             $     -     $  100,000
6.63% notes, due 2003                                               100,000      100,000
7.60% notes, due 2004                                               100,000      100,000
6.75% notes, due 2005                                               100,000      100,000
8.10% notes, due 2005                                               300,000      300,000
8.50% notes, due 2010                                               200,000      200,000
9.25% debentures, due 2022                                          100,000      100,000
Other                                                                 4,731       19,035
----------------------------------------------------------------------------------------
                                                                    904,731    1,019,035
Less current portion                                                    696      113,999
----------------------------------------------------------------------------------------
                                                                  $ 904,035   $  905,036
========================================================================================

The scheduled payments of long-term debt are $101.7 million in 2003, $100.3 million in 2004, $400.3 million in 2005 and $.3 million in 2006. The Company paid interest of $95.2 million in 2001, $77.1 million in 2000 and $73.4 million in 1999. Subsequent to the end of the year, the Company called a total of $200.0 million of its notes due in 2003 and 2004 for redemption in February 2002.

NOTE H Other Liabilities

In thousands                                                           2001         2000
----------------------------------------------------------------------------------------
Deferred compensation                                             $ 165,943   $  160,228
Other                                                                62,558       54,362
----------------------------------------------------------------------------------------
                                                                  $ 228,501   $  214,590
========================================================================================

NOTE I Benefit Plans

The Company sponsors a noncontributory defined benefit pension plan covering substantially all full-time domestic employees and a nonqualified supplemental defined benefit pension plan covering key employees. The effect of the defined benefit plans on income is as follows:

In thousands                                           2001             2000             1999
------------------------------------------------------------------------------------------------
Service cost - benefits earned during the year       $ 19,627         $ 20,863         $ 22,174
Interest cost on projected benefit obligation          50,261           47,630           41,166
Expected return on plan assets                        (62,477)         (57,945)         (50,692)
Curtailment charge (Note M)                            15,971               --               --
Amortization of:
   Prior service cost                                   6,435            6,352            5,359
   Actuarial (gain)                                    (9,528)          (2,156)            (831)
------------------------------------------------------------------------------------------------
Pension expense                                      $ 20,289         $ 14,744         $ 17,176
================================================================================================

     The following provides a reconciliation of the changes in fair value of the pension plans' assets and benefit obligations, based on a September 30 valuation date, plus the funded status at the end of each year:

In thousands                                              2001           2000
----------------------------------------------------------------------------------
Fair value of plan assets, beginning of year            $ 728,389        $ 667,295
Actual return on plan assets                             (129,402)          80,443
Company contributions                                      22,038            1,445
Acquired company plan                                          --            5,647
Benefits paid                                             (29,194)         (26,441)
----------------------------------------------------------------------------------
Fair value of plan assets, end of year                    591,831          728,389
----------------------------------------------------------------------------------

Projected benefit obligations, beginning of year          623,822          585,850
Service cost                                               19,627           20,863
Interest cost                                              50,261           47,630
Plan amendments                                             1,755           19,277
Acquired company plan                                          --            4,917
Partial plan curtailment                                  (38,434)              --
Actuarial (gain) loss                                      60,732          (28,274)
Benefits paid                                             (29,194)         (26,441)
----------------------------------------------------------------------------------
Projected benefit obligations, end of year                688,569          623,822
----------------------------------------------------------------------------------

Funded status, end of year                                (96,738)         104,567
Unrecognized net actuarial (gain) loss                     82,432         (137,164)
Unrecognized prior service cost                            27,187           43,729
----------------------------------------------------------------------------------
Pension asset, net                                      $  12,881        $  11,132
----------------------------------------------------------------------------------
Amount included in balance sheets:
  Other assets                                          $  56,993        $  42,516
  Other liabilities                                       (46,616)         (31,384)
  Accumulated other comprehensive income                    2,504               --
----------------------------------------------------------------------------------
                                                        $  12,881        $  11,132
----------------------------------------------------------------------------------

   The projected benefit obligation was determined using an assumed discount rate of 7.5% in 2001, 8.0% in 2000 and 7.8% in 1999. The assumption for compensation increases was 4.0% in each year, and the assumption for return on plan assets was 8.8% in each year.

   For the unfunded supplemental defined benefit pension plan, the projected benefit obligation and the accumulated benefit obligation were $60.3 million and $46.6 million, respectively, at the end of 2001 and $50.5 million and $39.3 million, respectively, at the end of 2000. To support these benefit liabilities, the Company has purchased life insurance contracts and marketable securities. The cash value of life insurance and the market value of other investments was $21.7 million in 2001 and $25.3 million in 2000. These securities are held in irrevocable trusts and are included in other assets.

   The Company sponsors an Employee Stock Ownership Plan (ESOP) as part of a 401(k) savings plan covering most domestic salaried employees. Contributions made by the Company to the 401(k) plan are based on a specified percentage of employee contributions. Cash contributions by the Company were $7.1 million in 2001, $7.2 million in 2000 and $6.9 million in 1999. Plan expense was $3.8 million in 2001, $4.7 million in 2000 and $5.2 million in 1999, after giving effect to dividends on the Series B Convertible Preferred Stock of $3.2 million in 2001, $3.3 million in 2000 and $3.5 million in 1999.

   The Company also sponsors other savings and retirement plans for certain domestic and foreign employees. Expense for these plans totaled $5.8 million in 2001, $5.2 million in 2000 and $6.2 million in 1999.

NOTE J Capital

Common shares outstanding are net of shares held in treasury, and in substance retired, of 29,141,452 in 2001, 25,139,897 in 2000 and 21,136,952 in 1999. In
addition, 266,203 shares of VF Common Stock at the end of 2001, 311,608 shares at the end of 2000 and 306,698 shares at the end of 1999 are held in trust for deferred compensation plans. These shares are treated for financial accounting purposes as treasury shares at a cost of $9.2 million, $10.6 million and $10.5 million, respectively, at the end of the last three years.

   There are 25,000,000 authorized shares of Preferred Stock, $1 par value. As of December 29, 2001, 2,000,000 shares are designated as Series A Preferred Stock, of which none has been issued. In addition, 2,105,263 shares are designated as 6.75% Series B Convertible Preferred Stock, which were purchased by the ESOP.

   There were 1,477,930 shares of Series B Convertible Preferred Stock outstanding at December 29, 2001, 1,570,301 outstanding at December 30, 2000, and 1,669,444 outstanding at January 1, 2000, after share redemptions.

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

   Other comprehensive income consists of certain changes in assets and liabilities that are not included in net income but are instead reported under generally accepted accounting principles within a separate component of common shareholders' equity. Items comprising accumulated other comprehensive income in the Consolidated Balance Sheets are summarized as follows:

In thousands                                         2001              2000
-----------------------------------------------------------------------------
Foreign currency translation                     $(106,169)        $ (88,146)
Unrealized gains on marketable securities              590               271
Foreign exchange hedging contracts                   4,192                --
Minimum pension liability adjustment                (1,653)               --
-----------------------------------------------------------------------------
                                                 $(103,040)        $ (87,875)
-----------------------------------------------------------------------------

NOTE K Redeemable Preferred Stock

Each share of Series B Convertible Preferred Stock has a redemption value of $30.88 plus cumulative accrued dividends, is convertible into 1.6 shares of Common Stock and is entitled to two votes per share along with the Common Stock. The trustee for the ESOP may convert the preferred shares to Common Stock at any time or may cause the Company to redeem the preferred shares under certain circumstances. The Series B Convertible Preferred Stock also has preference in liquidation over all other stock issues.

   The ESOP's purchase of the preferred shares was funded by a loan of $65.0 million from the Company that bears interest at 9.80% and is payable in increasing installments through 2002. Interest income on this loan was $.9 million in 2001, $1.7 million in 2000 and $2.6 million in 1999. Principal and interest obligations on the loan are satisfied as the Company makes contributions to the savings plan and dividends are paid on the Preferred Stock. As principal payments are made on the loan, shares of Preferred Stock are allocated to participating employees' accounts within the ESOP. At the end of 2001, 1,420,338 shares of Preferred Stock had been allocated to participating employees' accounts.

NOTE L Stock Option Plan

The Company has granted nonqualified stock options to officers, directors and key employees under a stock compensation plan at prices not less than fair market value on the date of grant. Options become exercisable generally one year after the date of grant and expire ten years after the date of grant. Activity in the stock compensation plan is summarized as follows:

                                                      Weighted
                                     Shares            Average
                                      Under           Exercise
                                    Options              Price
--------------------------------------------------------------
Balance January 2, 1999           5,702,306         $   33.65
Options granted                   1,975,400             43.20
Options exercised                  (795,400)            31.87
Options canceled                   (250,810)            32.88
--------------------------------------------------------------
Balance January 1, 2000           6,631,496             36.74
Options granted                   2,213,025             26.20
Options exercised                   (51,130)            21.60
Options canceled                   (294,500)            34.46
--------------------------------------------------------------
Balance December 30, 2000         8,498,891             34.17
Options granted                   2,419,090             35.59
Options exercised                (1,699,860)            26.41
Options canceled                   (208,140)            40.33
--------------------------------------------------------------
Balance December 29, 2001         9,009,981         $   35.87
--------------------------------------------------------------

   Stock options outstanding at December 29, 2001, are summarized as follows:

                                                                           Weighted
                                                                            Average      Weighted
Range of                                                                  Remaining       Average
Exercise                                            Number              Contractual      Exercise
Prices                                         Outstanding                     Life         Price
-------------------------------------------------------------------------------------------------
 $20 - 25                                          306,061                2.7 years        $23.65
  25 - 30                                        1,983,630                6.3 years         26.28
  30 - 35                                          977,800                4.9 years         34.49
  35 - 40                                        2,382,940                9.2 years         35.60
  40 - 45                                        3,359,550                6.7 years         43.25
-------------------------------------------------------------------------------------------------
 $20 - 45                                        9,009,981                6.9 years        $35.87
-------------------------------------------------------------------------------------------------

   Options to purchase 6,447,041 shares, 6,332,066 shares and 4,702,496 shares were exercisable at the end of 2001, 2000 and 1999, respectively. There are 7,439,269 shares available for future grants of stock options and stock awards, of which no more than 952,841 may be grants of restricted stock awards.

   Since all stock options are granted at market value, compensation expense is not required. However, had compensation expense been determined based on the fair value of the options on the grant dates, the Company's net income would have been reduced by $15.4 million ($.14 per share) in 2001, $10.5 million ($.09 per share) in 2000 and $11.9 million ($.10 per share) in 1999. Fair value is estimated based on the Black-Scholes option-pricing model with the following assumptions: dividend yield of 2.0%; expected volatility of 37% in 2001, 36% in 2000 and 26% in 1999; risk-free interest rates of 4.9% in 2001, 6.8% in 2000 and 4.8% in 1999; and expected lives of 4 years. The resulting fair value of options granted during 2001 was $10.78 per share, during 2000 was $7.66 per share and during 1999 was $9.97 per share.

   The Company has granted to key employees 58,279 shares of restricted stock that vest in 2005. Compensation equal to the market value of shares at the date of grant is amortized to expense over the vesting period. Expense for these shares was $.2 million in 2001, $.6 million in 2000 and $.3 million in 1999.

   The Company grants stock awards to certain key employees under a stock award plan that replaced a portion of the cash incentive compensation for those employees. The stock awards entitle the participants to the right to receive shares of VF Common Stock, with the number of shares to be earned based on the three year total shareholder return of VF Common Stock compared with a peer group of major apparel companies. Shares earned at the end of each three year period are issued to participants in the following year, unless they elect to defer receipt of the shares. A total of 39,923 shares and 44,962 shares of VF Common Stock were earned for the performance periods ended in 2000 and 1999, respectively. No shares were earned for the three year performance period ended in 2001. At the end of 2001, there are 52,130 stock awards outstanding for the performance period ending in 2002 and 60,468 for the performance period ending in 2003. Compensation expense equal to the market value of the shares to be issued is recognized over each three year performance period. Expense of $1.1 million, $1.8 million and $2.0 million was recognized for this plan in 2001, 2000 and 1999, respectively. A total of 67,485 shares of Common Stock are issuable in future years to participants who have elected to defer receipt of their shares earned.

NOTE M Restructuring Costs

The Company recorded pretax charges in 2001 of $236.8 million ($1.53 per share) for restructuring actions. The charges relate to a series of actions approved by management in the fourth quarter of 2001 to eliminate underperforming businesses and reduce the Company's overall cost structure. Costs for all approved actions are estimated at $265 million (unaudited), with the balance expected to be recognized in 2002 as the actions are carried out.

   Of the costs recorded in 2001, $117.5 million relates to exiting certain underperforming businesses, $61.1 million to closure of higher cost manufacturing facilities, $42.2 million to consolidation of distribution and administrative operations and $16.0 million to curtailment and settlement losses in the Company's domestic pension plan. Further details related to these actions follow:

- EXIT UNDERPERFORMING BUSINESSES - $117.5 MILLION: This includes a charge of $102.5 million related to the Company's Private Label knitwear business unit. This is a vertically integrated textile business that manufactures and markets fleece and T-shirts to major domestic customers. The Company also recorded charges related to the proposed sale of trademarks and certain other assets of its Jantzen swimwear business unit and charges related to discontinuation of the Fibrotek specialty workwear apparel business unit. Of the total cost, $37.4 million relates to the write-off of intangible assets. Sales of these businesses included in the consolidated operating results were $305 million in 2001, $358 million in 2000, and $331 million in 1999. The Private Label knitwear and Fibrotek business units, plus the remaining net assets of the Jantzen business unit, will be liquidated during 2002 as customer commitments are satisfied.

- CLOSE MANUFACTURING FACILITIES - $61.1 MILLION: The Company is closing 21 higher cost North American manufacturing facilities as part of the ongoing strategy of moving toward lower cost, more flexible global sourcing.

- CONSOLIDATE DISTRIBUTION AND ADMINISTRATIVE FUNCTIONS - $42.2 MILLION: Charges were provided to close certain distribution centers and reduce administrative functions and staffing in the United States, Europe and Latin America.

   Of the total 2001 costs, $87.9 million relates to personnel reductions, including severance and related benefits. These actions affect approximately 11,000 of the Company's employees. As of December 29, 2001, 3,700 employees have been terminated. The remainder of the employees, all of whom have been notified, are generally located at manufacturing facilities and will work through the plant closing transition periods that end in 2002. These personnel reductions resulted in a $16.0 million charge for curtailment and settlement losses in the Company's domestic pension plan.

Activity in the 2001 restructuring accrual is summarized as follows:

                                                             Facilities                 Other        Lease and
                                                                   Exit                 Asset         Contract
In thousands                            Severance                 Costs           Write-downs       Termination            Total
--------------------------------------------------------------------------------------------------------------------------------
Total restructuring costs               $  87,921             $  59,386             $  72,953         $  16,562        $ 236,822
Noncash charges:
  Inventories                                  --                    --               (15,236)               --          (15,236)
  Intangible assets                            --                    --               (37,427)               --          (37,427)
  Pension plan partial curtailment             --                    --               (15,970)               --          (15,970)
  Other                                        --               (54,173)               (4,320)               --          (58,493)
Cash payments                              (9,522)                  (35)                   --                --           (9,557)
--------------------------------------------------------------------------------------------------------------------------------
Balance December 29, 2001               $  78,399             $   5,178             $      --         $  16,562        $ 100,139
================================================================================================================================

Substantially all of the remaining severance and other cash payments will be made during 2002.

       In the fourth quarter of 2000, the Company recorded a total of $119.9 million of restructuring charges to exit certain unprofitable businesses and to reduce its overall cost structure. Details of these actions follow:

- EXIT UNDERPERFORMING BUSINESSES-$69.7 MILLION: The Company transferred its Wrangler business in Japan to a licensee and recorded a loss on disposition of $26.8 million, of which $23.8 million related to the write-off of intangible assets. The Company discontinued certain small occupational apparel business units and unprofitable product lines arising from companies acquired in 1998 and 1999 and certain intimate apparel product lines having limited profit and growth potential. Sales of these businesses included in the consolidated operating results were $101 million in 2000 and $138 million in 1999.

- CLOSE MANUFACTURING FACILITIES-$18.5 MILLION: Charges were incurred to close six higher cost North American manufacturing facilities.

- CONSOLIDATE DISTRIBUTION AND ADMINISTRATIVE FUNCTIONS-$31.7 MILLION: The Company incurred charges to close distribution centers and consolidate administrative offices and functions in the United States, Europe and Latin America.

       For the 2000 restructuring, $22.4 million of the above costs relate to personnel reductions. These actions affected approximately 2,700 of the Company's employees, all of whom were terminated in late 2000 or in 2001.

   Activity in the 2000 restructuring accrual is summarized as follows:

                                                    Facilities                 Other            Lease and
                                                          Exit                 Asset             Contract
In thousands                    Severance                Costs           Write-downs           Termination                 Total
---------------------------------------------------------------------------------------------------------------------------------
Total restructuring costs        $ 22,367            $  21,850             $  59,996             $  15,695             $ 119,908
Noncash charges:
  Inventories                         --                    --               (22,392)                   --               (22,392)
  Intangible assets                   --                    --               (23,819)                   --               (23,819)
  Other                               --               (20,381)              (13,785)                   --               (34,166)
Cash payments                      (1,976)                  (8)                   --                  (154)               (2,138)
---------------------------------------------------------------------------------------------------------------------------------
Balance December 30, 2000           20,391               1,461                    --                15,541                37,393
Reduction of accrual               (2,573)                  --                    --                (4,495)               (7,068)
Cash payments                     (16,174)              (1,012)                   --                (4,182)              (21,368)
---------------------------------------------------------------------------------------------------------------------------------
Balance December 29, 2001        $  1,644            $     449             $      --             $   6,864             $   8,957
=================================================================================================================================

   In addition, $3.9 million of the 2000 noncash charges were not required and accordingly were credited to income in 2001. Remaining severance and other cash payments will be made into 2002.

   Restructuring costs were recorded as follows:

In thousands                                                           2001         2000
----------------------------------------------------------------------------------------
Cost of products sold                                              $129,315      $55,851
Marketing, administrative and general expense                        70,080       37,226
Other operating expense, net                                         37,427       26,831
----------------------------------------------------------------------------------------
                                                                   $236,822     $119,908
========================================================================================

NOTE N Income Taxes

The provision for income taxes is computed based on the following amounts of income before income taxes and cumulative effect of change in accounting policy:


In thousands                                                2001          1999      1998
----------------------------------------------------------------------------------------
Domestic                                                $215,791      $429,453  $567,545
Foreign                                                   47,010         2,080    28,031
----------------------------------------------------------------------------------------
                                                        $262,801      $431,533  $595,576
========================================================================================

   The provision for income taxes consists of:


In thousands                                            2001           2000         1999
----------------------------------------------------------------------------------------
Current:
  Federal                                           $134,059       $130,740     $175,052
  Foreign                                             18,628         23,957       14,113
  State                                               10,302         17,753       19,607
----------------------------------------------------------------------------------------
                                                     162,989        172,450      208,772
Deferred, primarily federal                          (38,018)        (8,033)      20,562
----------------------------------------------------------------------------------------
                                                    $124,971       $164,417     $229,334
========================================================================================


   The reasons for the difference between income taxes computed by applying the statutory federal income tax rate and income tax expense in the financial statements are as follows:


In thousands                                            2001           2000         1999
----------------------------------------------------------------------------------------
Tax at federal statutory rate                        $91,981       $151,037     $208,452
State income taxes,
  net of federal tax benefit                          (1,312)         6,169       12,744
Amortization of intangible assets                      8,943          8,812        8,241
Write-off of intangible assets                        11,713             -            -
Foreign operating losses
  with no current benefit                             17,253         20,613       13,871
Change in valuation allowance                         (2,820)        (4,951)      (2,263)
Other, net                                              (787)       (17,263)     (11,711)
----------------------------------------------------------------------------------------
                                                    $124,971       $164,417     $229,334
========================================================================================

   Deferred income tax assets and liabilities consist of the following:


In thousands                                                           2001         2000
----------------------------------------------------------------------------------------
Deferred income tax assets:
  Employee benefits                                                $ 46,337     $ 53,064
  Inventories                                                        18,553       23,463
  Other accrued expenses                                            172,400      117,511
  Operating loss carryforwards                                      108,592      104,143
  Foreign currency translation                                       52,510       46,372
----------------------------------------------------------------------------------------
                                                                    398,392      344,553
  Valuation allowance                                               (68,905)     (57,033)
----------------------------------------------------------------------------------------
  Deferred income tax assets                                        329,487      287,520
----------------------------------------------------------------------------------------
Deferred income tax liabilities:
  Depreciation                                                       37,959       45,985
  Other                                                              27,844       32,124
----------------------------------------------------------------------------------------
  Deferred income tax liabilities                                    65,803       78,109
----------------------------------------------------------------------------------------
Net deferred income tax assets                                     $263,684     $209,411
----------------------------------------------------------------------------------------
Amount included in:
  Current assets                                                   $158,110     $118,314
  Other assets                                                      105,574       91,097
----------------------------------------------------------------------------------------
                                                                   $263,684     $209,411
----------------------------------------------------------------------------------------

   As of the end of 2001, the Company has not provided deferred United States income taxes on $30.9 million of undistributed earnings of international subsidiaries where such earnings are considered to be permanently invested. The Company has $194.2 million of foreign operating loss carryforwards expiring at various dates; a valuation allowance has been provided where it is more likely than not that the deferred tax assets relating to certain of those loss carryforwards will not be realized. Income taxes paid were $132.5 million in 2001, $183.4 million in 2000 and $228.0 million in 1999.

NOTE O Business Segment Information

The Company designs and manufactures apparel products marketed primarily under Company-owned brand names. Customers include department, discount and specialty stores throughout the world.

   The Company manages its businesses through separate marketing companies that support specific brands. Manufacturing and product sourcing needs are met by groups that support individual or in some cases several different product types. These operations have been aggregated into four reportable segments. The "Consumer Apparel" segment includes jeanswear and related products, women's intimate apparel and swimwear, and children's apparel, all having similar characteristics of economic performance, product type, production process, method of distribution and class of customer. The "Occupational Apparel" segment is distinguished from the other segments because of a different class of customer. The "Outdoor Apparel and Equipment" segment consists of the Company's outerwear and adventure apparel, plus daypacks and technical equipment, and is therefore distinguished from the other segments by type of products. The "All Other" segment consists primarily of the Company's knitwear operations. Outdoor Apparel and Equipment is separately reported for the first time due to growth resulting from recent acquisitions; prior years' information has been restated.

   Management evaluates the operating performance of each of its marketing companies based on their income from operations. Accounting policies used for segment reporting are consistent with those stated in Note A, except that inventories are valued on a first-in, first-out basis and that interest income and expense and amortization of intangible assets are not allocated to individual segments. Corporate and other expenses include expenses incurred in and directed by the Corporate offices that are not allocated to specific business units. Segment assets are those used directly in the operations of each business unit, such as accounts receivable, inventories, and property, plant and equipment. Corporate assets include investments and deferred income taxes. Financial information for the Company's reportable segments is as follows:

In thousands                                          2001                   2000                     1999
----------------------------------------------------------------------------------------------------------
Net sales:
  Consumer Apparel                             $ 4,024,335             $ 4,227,997             $ 4,276,809
  Occupational Apparel                             538,339                 661,635                 640,227
  Outdoor Apparel and Equipment                    492,340                 368,101                 162,552
  All Other                                        463,811                 490,146                 472,028
----------------------------------------------------------------------------------------------------------
   Consolidated net sales                      $ 5,518,825             $ 5,747,879             $ 5,551,616
----------------------------------------------------------------------------------------------------------
Segment profit:
  Consumer Apparel                             $   547,061             $   676,147             $   629,127
  Occupational Apparel                              36,306                  37,696                  79,164
  Outdoor Apparel and Equipment                     61,130                  24,137                  17,690
  All Other                                         40,601                  36,726                  40,025
----------------------------------------------------------------------------------------------------------
  Total segment profit                             685,098                 774,706                 766,006
Interest, net                                      (86,516)                (81,032)                (62,490)
Amortization of intangible assets                  (36,030)                (36,400)                (33,097)
Restructuring charges                             (225,875)               (119,908)                     --
Corporate and other expenses                       (73,876)               (105,833)                (74,843)
----------------------------------------------------------------------------------------------------------
Consolidated income before
  income taxes                                 $   262,801             $   431,533             $   595,576
----------------------------------------------------------------------------------------------------------
Segment assets:
  Consumer Apparel                             $ 1,539,541             $ 1,780,493             $ 1,783,225
  Occupational Apparel                             265,634                 348,134                 379,004
  Outdoor Apparel and Equipment                    134,311                 172,306                  40,515
  All Other                                        197,423                 284,889                 292,335
----------------------------------------------------------------------------------------------------------
  Total segment assets                           2,136,909               2,585,822               2,495,079
Cash and equivalents                               332,049                 118,891                  79,861
Intangible assets                                1,015,783               1,101,876                 992,463
Corporate assets                                   618,275                 551,567                 459,111
----------------------------------------------------------------------------------------------------------
Consolidated assets                            $ 4,103,016             $ 4,358,156             $ 4,026,514
----------------------------------------------------------------------------------------------------------
Capital expenditures:
  Consumer Apparel                             $    60,148             $    68,115             $    97,196
  Occupational Apparel                               1,902                  11,072                  20,845
  Outdoor Apparel and Equipment                      3,278                   3,474                     826
  All Other                                          6,579                  11,446                   7,532
  Corporate                                          9,696                  31,117                  23,677
----------------------------------------------------------------------------------------------------------
  Consolidated capital expenditures            $    81,603             $   125,224             $   150,076
----------------------------------------------------------------------------------------------------------
Depreciation expense:
  Consumer Apparel                             $    80,868             $    83,260             $    89,313
  Occupational Apparel                              14,158                  15,515                  14,958
  Outdoor Apparel and Equipment                      7,183                   4,544                   1,160
  All Other                                         17,448                  19,751                  22,395
  Corporate                                         13,285                  13,952                   6,509
----------------------------------------------------------------------------------------------------------
  Consolidated depreciation expense            $   132,942             $   137,022             $   134,335
----------------------------------------------------------------------------------------------------------

   Restructuring costs (Note M) included in segment profit above were incurred as follows:

In thousands                                                           2001         2000
----------------------------------------------------------------------------------------
Consumer Apparel                                                   $ 84,436     $ 70,950
Occupational Apparel                                                 23,913       34,646
Outdoor Apparel and Equipment                                         3,725        1,000
All Other                                                           102,501        4,966
Corporate                                                            22,247        8,346
----------------------------------------------------------------------------------------
Total                                                              $236,822     $119,908
----------------------------------------------------------------------------------------

   Information by geographic area is presented below, with sales based on the location of the customer:


In thousands                                            2001           2000         1999
----------------------------------------------------------------------------------------
Net sales:
  United States                                   $4,549,368     $4,803,872   $4,605,624
  Foreign, primarily Europe                          969,437        944,007      945,992
----------------------------------------------------------------------------------------
  Consolidated net sales                          $5,518,805     $5,747,879   $5,551,616
----------------------------------------------------------------------------------------
Long-lived assets, primarily property,
plant and equipment:
  United States                                   $  422,291     $  536,879   $  586,679
  Mexico                                             141,798        149,903      119,912
  Other foreign, primarily Europe                     91,414         90,044       98,642
----------------------------------------------------------------------------------------
  Total long-lived assets                         $  655,503     $  776,826   $  805,233
----------------------------------------------------------------------------------------

   Worldwide sales by product category are as follows:


In thousands                                            2001           2000         1999
----------------------------------------------------------------------------------------
Jeanswear and related apparel                     $2,866,734     $2,985,975   $2,936,196
Intimate apparel                                     869,509        894,580      981,798
Occupational apparel                                 538,339        661,635      640,227
Knitwear                                             448,407        472,298      453,103
Other                                                795,816        733,391      540,292
----------------------------------------------------------------------------------------
Total                                             $5,518,805     $5,747,879   $5,551,616
----------------------------------------------------------------------------------------

   Sales to one domestic discount store group comprise 14.3% of consolidated sales in 2001, 13.9% in 2000 and 13.0% in 1999.

NOTE P Commitments

The Company leases certain facilities and equipment under noncancelable operating leases. Rental expense was $65.0 million in 2001, $67.1 million in 2000 and $59.3 million in 1999. Future minimum lease payments are $57.4 million, $46.7 million, $35.0 million, $28.1 million and $19.9 million for the years 2002 through 2006 and $63.8 million thereafter.

   The Company enters into licensing agreements that provide the Company rights to market products under trademarks owned by other parties. Royalties under these agreements are recognized in cost of products sold in the Consolidated Statements of Income. Certain of these agreements contain provisions for the payment of minimum royalties on the Company's anticipated sales of those products in future periods. Future minimum royalty payments are $18.2 million, $21.2 million, $18.9 million, $12.7 million and $10.4 million for the years 2002 through 2006 and $10.5 million thereafter.

       The Company has outstanding $72.4 million of trade letters of credit for the purchase of inventory from foreign suppliers in the ordinary course of business. These letters of credit, generally for periods of less than six months, will only be paid by the funding financial institutions on satisfactory receipt of the inventory by the Company.

       Matching contributions under the Employee Stock Ownership Plan are made to participants in the form of shares of the Company's Series B Convertible Preferred Stock. The Company has an obligation to redeem Series B Convertible Preferred Stock held in participant accounts, and to pay each participant the value of their account, upon retirement or withdrawal from the plan. The amounts of these redemptions vary based on the conversion value of the Preferred Stock. Payments made for redemption of Preferred Stock have averaged $5.2 million per year over the last three years.

       The Company has entered into $50.0 million of surety bonds and standby letters of credit representing contingent guarantees of performance under self-insurance and other programs. These commitments would only be drawn upon if the Company were to fail to meet its claims obligations.

NOTE Q Earnings Per Share

In thousands, except per share amounts                2001                2000                1999
--------------------------------------------------------------------------------------------------
Basic earnings per share:
  Net income                                      $137,830            $260,334            $366,242
  Less Preferred Stock dividends
   and redemption premium                            5,587               4,158               6,394
--------------------------------------------------------------------------------------------------
  Net income available for
   Common Stock                                   $132,243            $256,176            $359,848
==================================================================================================

  Weighted average Common
   Stock outstanding                               111,294             114,075             118,538
==================================================================================================

  Basic earnings per share                        $   1.19            $   2.25            $   3.04
==================================================================================================

Diluted earnings per share:
  Net income                                      $137,830            $260,334            $366,242
  Increased ESOP expense if
   Preferred Stock were converted
   to Common Stock                                     826                 925               1,036
--------------------------------------------------------------------------------------------------
Net income available for
  Common Stock and dilutive
  securities                                      $137,004            $259,409            $365,206
==================================================================================================

  Weighted average Common
   Stock outstanding                               111,294             114,075             118,538
  Additional Common Stock
   resulting from dilutive securities:
   Preferred Stock                                   2,417               2,561               2,724
   Stock options and other                           1,053                 582                 996
--------------------------------------------------------------------------------------------------
  Weighted average Common
   Stock and dilutive securities
   outstanding                                     114,764             117,218             122,258
==================================================================================================

  Diluted earnings per share                      $   1.19               $2.21            $   2.99
==================================================================================================

   Outstanding options to purchase 4.9 million shares of Common Stock have been excluded from the computation of diluted earnings per share in 2001, 6.5 million shares in 2000 and 2.1 million shares in 1999 because the option exercise prices were greater than the average market price of the Common Stock.

NOTE R Financial Instruments

The carrying amount and fair value of financial instruments included in the Consolidated Balance Sheets are as follows:

In thousands                                     2001                                      2000
------------------------------------------------------------------------------------------------------------
                                    Carrying                Fair              Carrying                  Fair
                                      Amount               Value                Amount                 Value
------------------------------------------------------------------------------------------------------------
Financial liabilities:
Short-term borrowings               $ 77,900            $ 77,900            $  147,005            $  147,005
Long-term debt                       904,731             949,521             1,019,035             1,028,460
Series B Convertible
  Preferred Stock                     45,631              91,419                48,483                91,052
------------------------------------------------------------------------------------------------------------

   The fair value of the Company's short-term and long-term debt is estimated based on quoted market prices or values of comparable borrowings. The fair value of the Series B Convertible Preferred Stock is based on a valuation by an independent financial consulting firm.

   The Company monitors net foreign currency exposures and may in the ordinary course of business enter into foreign currency forward contracts with major financial institutions. These contracts hedge against the effects of exchange rate fluctuations on specific foreign currency transactions or anticipated cash flows occurring within twelve months. The primary net foreign currency exposures relate to the Mexican peso, the euro and the Canadian dollar. The Company does not use derivative financial instruments for trading or speculative purposes. Use of hedging contracts allows the Company to reduce its overall exposure to exchange rate movements since gains and losses on these contracts will offset losses and gains on the transactions being hedged. The Company formally documents all hedged transactions and hedging instruments, and assesses, both at the inception of the contract and on an ongoing basis, whether the hedging instruments are effective in offsetting changes in cash flows of the hedged transactions. The Company hedges an average of 50% of its significant foreign currency cash flows relating to inventory purchases and sales, operating expenses and intercompany royalty payments anticipated for the following twelve months. During 2001, the Company recognized net gains of $7.2 million, primarily in cost of products sold, for hedging contracts that had matured. The total notional value of foreign exchange contracts outstanding at December 29, 2001 was $175.5 million. Gains or losses related to these contracts will be recognized in net income during the next twelve months. At December 29, 2001, the Company had $7.0 million of net deferred gains related to these contracts included in other comprehensive income. Foreign exchange contracts outstanding at the end of 2000, and related gains and losses during 2000, were not significant.

VF CORPORATION FINANCIAL SUMMARY

In thousands, except per share amounts            2001(5)             2000(6)                1999                 1998
----------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                    $  5,518,805        $  5,747,879        $  5,551,616         $  5,478,807
Cost of products sold                           3,798,834           3,842,451           3,657,120            3,586,686
----------------------------------------------------------------------------------------------------------------------
Gross margin                                    1,719,971           1,905,428           1,894,496            1,892,121
Marketing, administrative and other             1,372,725           1,395,435           1,241,864            1,207,952
----------------------------------------------------------------------------------------------------------------------
Operating income                                  347,246             509,993             652,632              684,169
Interest, net                                     (86,516)            (81,032)            (62,490)             (55,871)
Miscellaneous, net                                  2,071              (8,279)              5,434                3,300
----------------------------------------------------------------------------------------------------------------------
Income before income taxes                        262,801             420,682             595,576              631,598
Income taxes                                      124,971             160,348             229,334              243,292
----------------------------------------------------------------------------------------------------------------------
Net income                                   $    137,830        $    260,334        $    366,242         $    388,306
======================================================================================================================
Per share of Common Stock(1)
  Earnings -- basic                          $       1.19        $       2.25        $       3.04         $       3.17
  Earnings -- diluted                                1.19                2.21                2.99                 3.10
  Dividends                                           .93                 .89                 .85                  .81
Average number of common
shares outstanding                                111,294             114,075             118,538              120,744
Net income as % of average
common shareholders' equity                           6.2%               11.7%               17.3%                19.7%
NOPAT as % of average capital(2) (3)                  5.5%                9.4%               13.2%                15.5%
Net income as % of average total assets               3.2%                6.0%                8.9%                10.2%
======================================================================================================================

FINANCIAL POSITION
Accounts receivable, net                     $    602,334        $    716,299        $    732,502         $    705,734
Inventories                                       913,054           1,124,438             964,040              954,007
Total current assets                            2,031,420           2,110,096           1,877,416            1,848,152
Property, plant and equipment, net                654,692             776,015             804,422              776,091
Total assets                                    4,103,016           4,358,156           4,026,514            3,836,666
Total current liabilities                         813,833           1,006,200           1,113,473            1,033,006
Long-term debt                                    904,035             905,036             517,834              521,657
Common shareholders' equity                     2,112,796           2,191,813           2,163,818            2,066,308
======================================================================================================================

OTHER STATISTICS
Working capital                              $  1,217,587        $  1,103,896        $    763,943         $    815,146
Current ratio                                         2.5                 2.1                 1.7                  1.8
Debt to capital ratio (3)                            31.7%               34.7%               30.1%                27.1%
Dividends                                    $    106,864        $    104,920        $    104,302         $    101,660
Purchase of Common Stock                          146,592             105,723             149,075              147,398
Cash provided by operations                       685,715             443,314             423,361              429,282
Capital expenditures
(excluding acquisitions)                           81,603             125,224             150,076              189,059
Depreciation and amortization                     168,972             173,422             167,432              161,385
======================================================================================================================

MARKET DATA
Market price range (1)                      $42.70--28.15       $36.90--20.94       $55.00--27.44        $54.69--33.44
Book value per common share (1)                     19.21               19.52               18.62                17.30
Price earnings ratio -- high-low               35.9--23.7           16.4--9.3           18.1--9.0           17.3--10.5
Rate of payout (4)                                   78.2%               39.6%               28.0%                25.6%
======================================================================================================================


----------

(1) Per share computations and market price ranges have been adjusted to reflect a two-for-one stock split in November 1997.

(2) NOPAT (net operating profit after tax) is defined as operating income plus miscellaneous income (expense), net of income taxes.

(3) Capital is defined as common shareholders' equity plus short-term and long-term debt.

(4) Dividends per share divided by earnings per share.

                   1997


      $       5,222,246
              3,440,611
      -----------------
              1,781,635
              1,176,562
      -----------------
              605,073
              (25,877)
              6,684
      -----------------
              585,880
              234,938
      -----------------
      $       350,942
      =================

      $       2.76
              2.70
              .77
              125,504
              18.2%
              14.8%
              10.1%
      =================

      $       587,934
              774,755
              1,601,466
              705,990
              3,322,782
              765,908
              516,226
              1,866,769
      =================

      $       835,558
              2.1
              22.5%
      $       100,141
              391,651
              460,652
              154,262
              156,252
      =================

      $   48.25-32.25
                15.40
          17.5-11.7
               27.9%
      =================


(5) 2001 includes a $170.0 million ($1.53 per share) restructuring charge.

(6) 2000 includes a $76.7 million ($.67 per share) restructuring charge and a $6.8 million ($.06 per share) charge for the cumulative effect of a change in accounting policy for revenue recognition.

INVESTOR INFORMATION

COMMON STOCK

Listed on the New York Stock Exchange and Pacific Exchange - trading symbol VFC.

SHAREHOLDERS OF RECORD

As of February 11, 2002, there were 6,279 shareholders of record.

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

QUARTERLY COMMON STOCK PRICE INFORMATION

The high and low sales prices for the periods indicated were as follows:



                         2001                        2000                      1999
-----------------------------------------------------------------------------------------
                    High        Low            High         Low           High        Low
-----------------------------------------------------------------------------------------

First quarter     $36.93     $32.79          $30.38      $20.94         $50.81     $40.88
Second quarter     42.70      34.21           31.25       22.88          55.00      37.50
Third quarter      39.95      28.30           27.81       21.81          43.38      30.00
Fourth quarter     41.00      28.15           36.90       22.50          32.63      27.44



[VF CORPORATION HIGH/LOW STOCK PRICES  BAR GRAPH]