Form 10-K, Exhibit 13
period 2003-01-04
V F CORP
filed 2003-03-21
CIK 103379

                                                                     Exhibit 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. These estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. We evaluate these estimates and assumptions on an ongoing basis and may retain outside consultants to assist in our evaluation. Actual results may differ from these estimates.

We have chosen accounting policies that we believe are appropriate to accurately and fairly report the Company's operating results and financial position, and we apply those accounting policies in a consistent manner. The significant accounting policies are summarized in Note A to the consolidated financial statements.

         We believe the following accounting policies involve the most significant management judgments and estimates used in preparation of our consolidated financial statements:

- Restructuring charges - We have provided restructuring charges as we have reduced our manufacturing, marketing and administrative cost structure and exited underperforming businesses. Principal costs relate to workforce reduction and consolidation and elimination of facilities as we continue to move more production to offshore locations. Severance and related charges are accrued based on an estimate of amounts that will be paid to affected employees. Asset impairment charges related to the consolidation or closure of manufacturing or distribution facilities are based on an estimate of expected sales prices for the real estate and equipment. Plans to exit facilities may result in charges for lease termination and losses anticipated from sublease agreements, net of estimated future sublease income. Losses may also result from termination of existing contracts.

         We reassess the individual accrual requirements at the end of each reporting period. If circumstances change, causing current estimates to differ from original estimates, adjustments are recorded in the period of change. Restructuring charges, and adjustments of those charges, are summarized in Note O to the consolidated financial statements.

- Pension obligations - The Company sponsors defined benefit pension plans as a key retirement benefit for most domestic employees. Since pension obligations will ultimately be settled far in the future, determination of annual pension expense is subject to assumptions and estimation. The principal assumptions are summarized in Note K. We review these assumptions annually and modify them based on current rates and trends. Actual results may vary from the actuarial assumptions used.

         One of the critical assumptions used in the actuarial model is the discount rate. The rate we use is based on market interest rates for high quality corporate debt instruments at our annual September 30th valuation date. The discount rate is used to estimate the present value of our future benefit obligations at the valuation date. A lower discount rate in 2002 resulted in a higher present value of benefit obligations at the end of 2002 and in a higher pension expense for 2003. Based on current market rates and all other factors being equal, a .25% change in the discount rate would result in a $6 million change in the following year's pension expense.

         Another critical assumption is the expected long-term rate of return on the plan's investment assets. This rate is determined in consultation with our independent actuary and is based on several factors, including the plan's mix of investment assets (currently 70% equities and 30% fixed income), historic market returns on those assets and current market conditions. We have used an 8.75% return assumption in each of the last three years, and we plan to use this rate for 2003 because our actual compounded annual return over the last 15 years has exceeded that rate. A 1.0% change in the estimated rate of return, all other factors being equal, would result in a change in pension expense of approximately $5 million per year.

         Differences between actual results and actuarial assumptions are accumulated and amortized over future periods. During the last two years, actual results have differed significantly from actuarial assumptions, as our pension plan assets have declined as a result of the overall decline in the securities markets and our pension plan liabilities have increased as a result of the decline in the discount rate. Accordingly, at our 2002 valuation date, we had $265.4 million of accumulated net unrecognized losses. Pension expense is expected to increase by $34 million in 2003 primarily due to amortization of these deferred losses, as well as the impact of reduced investment assets and a lower discount rate at our 2002 valuation date.

         Our estimated accumulated benefit obligations exceeded the fair value of plan assets at our most recent valuation date. Accordingly, we have recorded a minimum pension liability of $177.6 million. The amount of the liability, along with the related charge to Common Shareholders' Equity, could change significantly in future years depending on market fluctuations affecting actual earnings of the pension plan assets, interest rates and the level of Company contributions to the plan. To improve the funded status of the plan, the Company made a $75.0 million contribution to the plan in February 2003.

     - Long-lived assets - Our depreciation policies reflect judgments on the estimated economic lives of our property, plant and equipment assets. We review our property, plant and equipment for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. We measure recoverability of the carrying value of these assets by comparison with undiscounted cash flows expected to be generated by those assets. These evaluations have not resulted in any significant impairment adjustments to property, plant and equipment during the past three years, except for those made in conjunction with restructuring actions.

         In connection with our adoption of FASB Statement No. 142, Goodwill and Other Intangible Assets, as of the beginning of 2002, we performed a review of our goodwill for possible impairment. The review required that we estimate the fair value of our business units having goodwill. Fair value was based on the present value of expected future cash flows, which required judgment and estimation about future market conditions, future sales and profitability, and a discount rate commensurate with the risk inherent in each business unit. We engaged an independent valuation firm to review the fair value of the Company's business units. The write-down resulting from this review was recorded as the cumulative effect of a change in accounting policy as of the beginning of 2002.

         This Statement also requires us to reevaluate goodwill in all business units at least annually, or more frequently if there is an indication of possible impairment. We performed this annual review during the fourth quarter of 2002. For most of the Company's remaining goodwill, the indicated fair value of the goodwill in the respective business units substantially exceeded the carrying amount of that goodwill, and no further evaluation was necessary in 2002. For one smaller business unit, we determined that $2.3 million of goodwill was impaired and, accordingly recorded an impairment charge in the fourth quarter of 2002.

     - Inventories - Our inventories are stated at the lower of cost or market value. We review all of our inventory each quarter on the basis of individual style-size-color stockkeeping units (SKUs) to identify excess or slow moving products, discontinued and to-be-discontinued product lines, and off-quality merchandise. This review covers inventory on hand, as well as current production or purchase commitments. For those units in inventory that are so identified, we estimate their market value based on current realization trends. The evaluation, performed using a systematic and consistent methodology, requires forecasts of future demand, market conditions and selling prices. If the forecasted market value is less than cost, we provide an allowance to reflect the lower value of that inventory. This methodology recognizes forecasted inventory losses at the time such losses are evident rather than at the time goods are actually sold.

- Income taxes - The Company's income tax returns are regularly examined by federal, state and foreign tax authorities. These audits may result in proposed adjustments. The Internal Revenue Service has proposed various income tax adjustments for the Company's 1995 to 1997 tax years. Our outside advisers and we believe that our tax positions comply with applicable tax law, and the Company is defending its positions vigorously. We have accrued amounts that reflect our best estimate of the probable outcome related to these matters, as well as our other tax positions, and do not anticipate any material impact on earnings from their ultimate resolution.

         We have recorded deferred income tax assets related to operating loss carryforwards. We have recorded valuation allowances to reduce the amount of certain of those deferred tax assets, based on an evaluation of the income tax benefits expected to be ultimately realized. An adjustment to income tax expense would be required in a future period if we determine that the amount of deferred tax assets to be realized differs from the net recorded amount.

         We have not provided United States income taxes on a portion of our foreign subsidiaries' undistributed earnings because we intend to invest those earnings indefinitely. If we were to decide to remit those earnings to the United States in a future period, our provision for income taxes could increase in that period.

DISCONTINUED OPERATIONS

During the fourth quarter of 2001, we decided to exit two business units having total sales of approximately $300 million. Liquidation of the Private Label knitwear business unit began in late 2001 and was substantially completed during the third quarter of 2002. Trademarks and certain other operating assets of the Jantzen(R) swimwear business unit were sold to Perry Ellis International, Inc. in March 2002 for $24.0 million, with the Company retaining inventories, other working capital and real estate. Liquidation of the remaining Jantzen working capital was substantially completed during the third quarter of 2002. Because the Company has exited those businesses, the operating results, assets, liabilities and cash flows of the businesses are separately presented in 2002 as discontinued operations in the consolidated financial statements, and amounts for prior periods have been similarly reclassified.

         During 2002, these businesses contributed net income of $8.3 million ($.07 per share, with all per share amounts presented on a diluted basis), including $9.3 million of pretax gains on disposition of real estate and a $1.4 million gain on the sale of the Jantzen business. Operating results during 2002 for the two discontinued businesses were better than expected due to favorable consumer response to the 2002 Jantzen(R) swimwear line and expense control during the liquidation period. During 2001, these businesses generated a net loss of $79.4 million ($.69 per share), which included a charge of $111.4 million ($.70 per share) for the estimated loss on disposition. During 2000, these businesses contributed net income of $1.2 million ($.01 per share).

         See Note B to the consolidated financial statements for further details about the discontinued operations. Unless otherwise stated, the remaining sections of this discussion and analysis of operations and financial condition relate to continuing operations.

ANALYSIS OF RESULTS OF CONTINUING OPERATIONS

RESTRUCTURING CHARGES

During the fourth quarter of 2001, we initiated a Strategic Repositioning Program. This consisted of a series of actions to exit underperforming businesses and to aggressively reduce the Company's overall cost structure. Cost reduction initiatives related specifically to closure of manufacturing plants, consolidation of distribution centers and reduction of administrative functions. (As discussed in the preceding section, the business exits are now being accounted for as discontinued operations.) These actions were designed to get the Company on track to achieve our long-term targets of a 14% operating margin and a 17% return on capital.

         Under the Strategic Repositioning Program, the Company recorded pretax charges of $125.4 million in the fourth quarter of 2001 and an additional $46.0 million during 2002.

Partially offsetting these restructuring costs, the Company recorded adjustments totaling $14.8 million during 2002 to reduce previously accrued restructuring liabilities due to changes in circumstances arising during 2002. These adjustments resulted from reduced severance and benefits (as employees at several plants worked longer than originally planned during the 60 day notice periods required by law), favorable lease and contract settlements, and other unforeseen developments. Also during 2002, the Company recognized $4.9 million of gains on disposal of plants closed under the restructuring actions. No write-downs in asset values had been recognized for these plants. Restructuring charges, net of reversals and gains on sale of assets, totaled $26.3 million ($.14 per share) during 2002. Also affecting the comparisons, earnings in 2001 include $10.9 million relating to reversal of 2000 restructuring costs (discussed below), primarily resulting from favorable settlement of a contract during 2001.

         Total cash expenses related to the 2001 and 2002 charges will approximate $90 million. We expect that asset sales, plus proceeds from liquidation of the two businesses accounted for as discontinued operations, will generate more than $80 million of cash proceeds, leaving a net cash outflow of less than $10 million. This net amount represents a substantial improvement from the $40 million net cash outflow projected a year ago because of better than expected performance of the discontinued businesses during the shutdown periods and higher proceeds received on asset sales. Future payments required in connection with these restructuring charges are not expected to have a significant effect on the Company's liquidity.

         As part of the Strategic Repositioning Program, we have closed 30 higher cost North American manufacturing plants to reduce overall manufacturing capacity and to continue our move toward lower cost, more flexible global sourcing. Finally, we have consolidated certain distribution centers and reduced our administrative functions and staffing in the United States, Europe and Latin America. We originally stated that the Strategic Repositioning Program would result in $100 million of cost reduction in 2002 and an additional $30 million of savings to be achieved in 2003. We believe that these actions resulted in cost reductions exceeding $100 million in 2002, and we now anticipate more than $30 million of additional savings to be achieved in 2003.

         In 2000, the Company recorded total restructuring charges of $116.6 million ($.63 per share). This included a loss in transferring our Wrangler business in Japan to a licensee, costs of exiting certain business units and product lines determined to have limited potential, costs of closing higher cost manufacturing facilities and costs of closing or consolidating distribution centers and administrative offices and functions.

         See Note O to the consolidated financial statements for more information on the 2001/2002 and the 2000 restructuring charges.

CONSOLIDATED STATEMENTS OF INCOME

Income from continuing operations before the cumulative effect of a change in accounting policy for goodwill was $364.4 million ($3.24 per share) for 2002, compared with $217.3 million ($1.89 per share) for 2001. Income in 2002 benefited by $33.2 million ($.30 per share) because goodwill amortization is no longer required under the new accounting policy. Income from continuing operations increased 68%, while the corresponding earnings per share increased 71%, reflecting the benefit of the Company's share repurchase program. Our return on capital, a key measure of our financial performance, jumped to 16.9% in 2002, effectively reaching our long-term target of 17%. For 2000, income from continuing operations was $266.0 million ($2.26 per share). In translating foreign currencies into the U.S. dollar, the weaker U.S. dollar had a $.04 favorable impact on earnings per share in 2002 compared with the prior year, while a stronger U.S. dollar had a $.02 negative impact in 2001 compared with the prior year. The acquisitions of The North Face, Eastpak and H.I.S businesses in 2000 had a $.09 per share positive impact on 2001 results relative to 2000.

         The operating results of continuing operations include the costs of the 2001/2002 Strategic Repositioning Program and of the 2000 restructuring actions discussed above. These operating results also include the reversal of certain restructuring liabilities no longer required due to changes in circumstances and include gains on sale of closed facilities. In our internal evaluation of our operating results, including information presented to our Board of Directors, we present the restructuring charges incurred, along with adjustments and gains directly related to those restructuring actions, separately from the operating results of our individual business units. Operating results presented exclusive of net restructuring charges is a measurement of financial performance that is not intended as an alternative to generally accepted accounting principles. However, we believe that exclusion of these net restructuring costs provides useful information for comparing historical results for the periods presented and a basis for comparison with future periods.

         Excluding the effects of these net restructuring costs, income from continuing operations was $380.9 million ($3.38 per share) in 2002, compared with $298.6 million ($2.60 per share) in 2001 and $339.3 million ($2.89 per share) in 2000. The items related to these restructuring actions, and the income statement lines affected by their inclusion, are as follows:

                                                 2002                        2001                        2000
                                      -------------------------     -----------------------    -----------------------
In thousands, except per               PRETAX                          PRETAX                    PRETAX
share amounts                          AMOUNT            EPS           AMOUNT         EPS        AMOUNT          EPS
                                      ---------       ---------     -----------     -------    ----------      -------
Earnings per share from
    continuing operations,
    excluding restructuring
    and related items                                 $    3.38                     $  2.60                    $  2.89
Restructuring and related items:
    Restructuring charges             $ (46,012)          (0.25)    $  (125,365)      (0.77)   $ (116,565)       (0.63)
    Reversal of prior years'
       restructuring charges             14,787            0.08          10,947        0.06                          -
    Gains on sale of closed
       facilities                         4,883            0.03                           -                          -
                                                      ---------                     -------                    -------

Earnings per share from
    continuing operations,
    as reported                                       $    3.24                     $  1.89                    $  2.26
                                                      =========                     =======                    =======

Restructuring charges:
    Cost of products sold             $ (32,089)                    $   (72,694)               $  (53,645)
    Marketing, administrative
       and general expenses             (13,923)                        (48,708)                  (36,089)
    Other operating
       expense, net                           -                          (3,963)                  (26,831)
                                      ---------                     -----------                ----------
                                      $ (46,012)                    $  (125,365)               $ (116,565)
                                      =========                     ===========                ==========

Reversal of prior years'
    restructuring charges:
    Cost of products sold             $   9,358                     $     8,951
    Marketing, administrative
       and general expenses               5,429                           1,996
                                      ---------                     -----------
                                      $  14,787                     $    10,947
                                      =========                     ===========

Gains on sale of closed
    facilities:
    Cost of products sold             $   4,883
                                      =========

         Consolidated net sales in 2002 declined 3% to $5,083 million. Approximately two-thirds of the sales decline was due to a decrease in unit sales and one-third was due to price reductions and changes in product mix. Net sales in 2002 benefited from the 53rd week in the fiscal year, compared with 52 weeks in the prior two years. Net sales in 2001 declined 3% from 2000. Affecting the 2001 comparison was the loss of $78 million of sales from businesses exited at the end of 2000 and an increase of $218 million resulting from a full year of sales in 2001 at The North Face, Eastpak and H.I.S businesses acquired during 2000. Accordingly, excluding the impact of businesses exited and acquired, unit sales and dollars in 2001 declined by 6%. The weaker U.S. dollar increased 2002 sales comparisons by $7 million relative to the prior year, whereas a stronger U.S. dollar reduced 2001 sales comparisons by $31 million relative to 2000.

         Gross margins were 36.0% of sales in 2002, compared with 32.9% in 2001 and 33.9% in 2000. Excluding net restructuring charges included in cost of products sold, as detailed in the above table, gross margins were 36.3% in 2002, 34.1% in 2001 and 34.9% in 2000. Gross margins in 2002 and to a lesser extent in 2001 benefited from the continuing shift to lower cost sourcing, lower raw material costs and increased operating efficiencies. Offsetting these improvements in 2002 were costs totaling .3% of sales for higher incentive compensation earned due to the Company's improved financial performance. Offsetting improvements in 2001 were $44 million of manufacturing downtime costs (.8% of sales), primarily in domestic jeanswear, as well as normal wage and benefit inflation in both years.

         Over the last three years, the amount of domestic sales derived from products manufactured in lower cost locations outside the United States has increased each year to where 85% was obtained from international locations during 2002. Once the Strategic Repositioning Program restructuring actions have been completed by early-2003, approximately 5 - 10% of our United States sales will be obtained from products manufactured in our domestic plants, 45% will be manufactured in our facilities in Mexico and the Caribbean Basin and 45% manufactured by contractors primarily in Mexico, the Caribbean Basin or Asia. Similarly, to support our sales in foreign markets, in prior years we had significantly shifted our sourcing from higher cost owned plants located primarily in Western Europe to lower cost owned and contracted production in locations outside of Western Europe. Today, approximately 80% of our sales in Western Europe are obtained from products sourced from owned plants or contractors located outside of Western Europe.

         Marketing, administrative and general expenses were 24.2% of sales in 2002, compared with 23.9% in 2001 and 23.7% in 2000. Excluding restructuring charges, as detailed in the above table, expenses were 24.0% of sales in 2002, 23.0% in 2001 and 23.1% in 2000. Benefits of the Strategic Repositioning Program are being realized through lower distribution and administrative expenses. Advertising spending increased by $24.1 million to 4.8% of sales in 2002 from 4.2% in 2001, with the increase focused on the Company's Lee(R), Wrangler(R), Vanity Fair(R), Vassarette(R) and The North Face(R) brands. Expenses as a percent of sales also increased by .5% in 2002 due to higher incentive compensation earned due to the Company's improved financial performance.

         Other operating income and expense consists primarily of net royalty income earned for use of the Company's trademarks for the sale of products by our licensees. Included in 2002 is a charge of $2.3 million for write-off of goodwill; see Note F. Included in 2001 and 2000 is $33.9 million of amortization of goodwill, which is no longer required under FASB Statement No. 142, as discussed in Note A to the consolidated financial statements. This caption also included $4.0 million in 2001 for the write-off of intangible assets of a business exited and $26.8 million in 2000 for the loss on disposal, primarily the write-off of intangible assets, of the Wrangler business in Japan.

         Net interest expense decreased in 2002 due to lower average borrowings. Net interest expense increased in 2001 due to higher average borrowings related to the 2000 business acquisitions and, to a lesser extent, higher overall interest rates on the Company's debt.

         The effective income tax rate for continuing operations was 35.1% in 2002, compared with 41.2% in 2001 and 37.8% in 2000. The effective rate declined in 2002 relative to the prior two years due to elimination of nondeductible goodwill amortization expense, lower foreign operating losses with no related tax benefit and a lower effective tax rate on foreign earnings. The effective rate benefited in 2000 by higher United States tax credits recognized in that year.

         The Company adopted FASB Statement No. 142 effective at the beginning of 2002. This required change in accounting policy resulted in a nonrecurring noncash charge of $527.3 million, without tax benefit ($4.69 per share). See Note A to the consolidated financial statements for additional details. Including the effect of this accounting change and the discontinued operations discussed in the previous section, the Company reported a net loss of $154.5 million ($1.38 per share) in 2002, compared with net income of $137.8 million ($1.19 per share) in 2001 and $260.3 million ($2.21 per share) in 2000.

INFORMATION BY BUSINESS SEGMENT

The Consumer Apparel segment consists of our jeanswear, women's intimate apparel and children's apparel businesses. Overall, segment sales declined by 3% in 2002 and by 4% in 2001. Domestic jeanswear sales declined 4% in 2002 and 5% in 2001 reflecting selected price reductions, changes in product mix, softness in overall retail apparel sales and pressure from lower priced private label goods, particularly in the mass channel. In European jeanswear, sales increased 8% in 2002, with one-half of the increase due to favorable effects of foreign currency translation. Sales in Europe increased 15% in 2001 due to the full year of sales of H.I.S acquired in late 2000 and growth in the Lee, Wrangler and mass market businesses. In international markets outside of Europe, jeanswear sales decreased in 2002 due to the devaluation of the currency in Argentina and recessionary economic conditions in Latin America and decreased in 2001 due to the exit of the Wrangler business in Japan and recessionary conditions in Latin America. Domestic intimate apparel sales declined 4% in 2002 and 1% in 2001, as increases in department store brands were more than offset by a lack of new private label programs and by a reduction in Vassarette(R) brand sales in the mass channel. Sales declined in childrenswear in both 2002 and 2001 due to competitive factors in the department store channel of distribution. Excluding net restructuring charges of $19.9 million in 2002, $69.4 million in 2001 and $70.9 million in 2000, segment profit advanced 8% in 2002, following a 17% decline in 2001. The profit increase in 2002 was across all business units, with the exception of children's playwear, and was due largely to cost reduction benefits realized from the Strategic Repositioning Program. The profit decline in 2001 was due to lower sales in domestic jeanswear and playwear, to expenses related to downtime in domestic jeanswear manufacturing facilities to maintain inventories in line with demand and to operating losses incurred in Latin America.

         To strengthen its business portfolio, the Company has divested certain underperforming and nonstrategic businesses during the last two years. Considering the factors impacting the children's playwear business, the Company has decided to explore strategic options for its childrenswear business unit, including its possible sale. This business unit had 2002 sales of $175 million of Healthtex(R) and licensed Nike(R) branded products. Any effect on the Company's financial position or operating results as a result of actions taken in conjunction with this process would not be significant.

         The Occupational Apparel segment includes the Company's industrial, career and safety apparel businesses. Sales decreased 8% in 2002 and 19% in 2001 due to (1) workforce reductions in the United States manufacturing sector that has impacted overall workwear uniform sales and (2) the ongoing consolidation of our industrial laundry customers and those customers placing greater reliance on their in-house manufacturing. During 2002, new uniform programs with major corporate and governmental customers helped to offset declines in the basic workwear business. Excluding net restructuring costs of $4.9 million in 2002, $23.2 million in 2001 and $34.6 million in 2000, segment profit advanced strongly in 2002 from the level of 2001 and 2000 due to cost reduction benefits resulting from the Strategic Repositioning Program. The profit increase resulted from higher margins earned on reduced sales volume and, in 2001, elimination of operating losses on product lines discontinued in the prior year.

         The Outdoor Apparel and Equipment segment consists of the Company's outdoor-related businesses represented by The North Face(R) branded products (outerwear and equipment) and the JanSport(R) and Eastpak(R) brands (backpacks and daypacks). Sales increased 3% in 2002 and increased 34% in 2001, as that was the first full year of operating results of The North Face and Eastpak businesses acquired in May 2000. During 2002, an increase of 22% in first quality sales of The North Face(R) branded products and an 11% increase in international Outdoor sales were partially offset by lower domestic sales of JanSport(R) and Eastpak(R) brand daypacks. Segment profit, excluding restructuring charges of $1.3 million in 2002, $3.7 million in 2001 and $1.0 million in 2000, increased 19% in 2002 with increased profitability at The North Face in both the United States and Europe. Profit increased significantly in 2001 due to increased margins earned at the acquired businesses and at JanSport.

         The All Other segment includes the Company's licensed sportswear and distributor knitwear businesses. Sales increased 11% and segment profit increased 20% in 2002 over the level of the prior two years. This was primarily due to sales of licensed apparel products under an agreement with the National Football League, offset in part by declines in the distributor knitwear business.

ANALYSIS OF FINANCIAL CONDITION

BALANCE SHEETS

Accounts receivable is flat in 2002 on slightly higher days' sales outstanding. The allowance for bad debts declined in 2002 from the use of allowances that were provided to cover the expected write-down of the balance owed by one of our five largest customers, Kmart Corporation, which filed for bankruptcy in early 2002.

         Inventories have declined by over $200 million over the last two years through more efficient sales forecasting and production planning techniques and cautious planning in the uncertain retail environment. First quality inventories represent a higher portion of total inventories at the end of 2002 compared with 2001. We expect that the level of inventories going forward could increase proportionate to sales.

         Property, plant and equipment declined during 2002 as a result of the write-down of assets related to the 2002 restructuring actions and to depreciation expense exceeding capital spending during the year.

         The decrease in goodwill during 2002 resulted from the adoption of FASB Statement No. 142 at the beginning of 2002. See Notes A and F to the consolidated financial statements.

         Accounts payable increased in 2002 as inventory purchases were higher near the end of 2002 compared with the prior year. The increase in other accrued liabilities in 2002 results from the current portion of the minimum pension liability (discussed in the following paragraph) and higher accruals for incentive compensation, offset in part by a reduction in accrued restructuring costs.

         In the Company's defined benefit pension plans, accumulated benefit liabilities exceeded the fair value of plan assets by $220.3 million at our plans' latest September 30 valuation date. Accordingly, the Company recorded a minimum pension liability of $177.6 million and a related charge, net of income taxes, to Accumulated Other Comprehensive Income at the end of 2002. Of the total liability, $75.0 million was recorded as a current liability based on the Company's funding plan for 2003 and $102.6 million was recorded as a long-term liability. This compares with a minimum pension liability of $10.0 million at the end of 2001.

         Long-term debt was reduced by over $300 million during 2002 by the early retirement of notes due in 2003, 2004 and 2022. In addition, short-term borrowings, all in international businesses, were reduced by $17.0 million during the year.

LIQUIDITY AND CASH FLOWS

In managing its capital structure, management's goal is to maintain a debt to capital ratio of less than 40%, providing flexibility to pursue investment opportunities that may become available. Our debt to capital ratio remains below these guidelines: 28.6% at the end of 2002 and 31.7% at the end of 2001. Net of cash, our debt to capital ratio at the end of 2002 was 9.2%.

         Working capital was $1,199.7 million and the current ratio was 2.4 to 1 at the end of

2002, compared with $1,217.6 million and 2.5 to 1 at the end of 2001.

         The primary source of liquidity is the Company's strong cash flow provided by continuing operations, which was $645.6 million in 2002, $600.6 million in 2001 and $434.4 million in 2000. Cash flow from continuing operations was at a higher than normal level in the last two years due to inventory and accounts receivable reductions in both years and, in 2002, the higher level of income (exclusive of the accounting change) and lower income tax payments in that year. In addition, cash flow from discontinued operations totaled $69.9 million in 2002 and $81.9 million in 2001 from liquidation of working capital and, in 2002, from sale of the Jantzen business and other assets.

         VF maintains a $750.0 million unsecured committed bank facility that expires in July 2004. This bank facility supports a $750.0 million commercial paper program. Any issuance of commercial paper would reduce the amount available under the bank facility. At the end of 2002, there were no commercial paper or bank borrowings against this facility. Further, under a Registration Statement filed in 1994 with the Securities and Exchange Commission, the Company has the ability to offer, on a delayed or continuous basis, up to $300.0 million of additional debt, equity or other securities as market opportunities present themselves.

         In February 2003, Standard & Poors confirmed its 'A minus' long-term corporate credit and senior unsecured debt ratings for VF, as well as its 'A-2' short-term credit and commercial paper ratings. Their ratings outlook is "stable." In June 2002, Moody's Investors Service confirmed its ratings of 'A2' for VF's senior unsecured debt and 'Prime-1' for commercial paper based on the value of VF's brands, its strong market share in the jeans business and the strength of its systems which allow the Company to effectively manage inventory risks. While Moody's confirmed the Company's ratings, they did revise their rating outlook from "stable" to "negative" based on declines in sales volume at the domestic jeanswear business and reductions in the level of operating profitability. Based on current conditions, we believe that a negative rating change by Moody's, if one were to occur, from 'A2' to 'A3" for senior debt and from 'Prime-1' to 'Prime-2' for commercial paper would not have a material impact on the Company's financial results or on the ability to issue commercial paper. Existing debt agreements do not contain acceleration of maturity clauses based on changes in credit ratings.

         Capital expenditures were $64.5 million in 2002, compared with $78.3 million and $118.6 million in 2001 and 2000, respectively. Capital expenditures in 2002 generally relate to maintenance spending in our worldwide manufacturing and other facilities. We expect that capital spending could reach $100 million in 2003, with the increase over the last two years due to completion of spending on lower cost jeanswear capacity in Mexico and a distribution center in Europe. Capital spending in 2003 will be funded by cash flow from operations.

         As discussed in the previous section, accumulated benefit obligations in the Company's defined benefit pension plans exceeded the fair value of plan assets by $220.3 million at the plans' latest valuation date. We believe that retirement benefits are important for our associates, and accordingly we are committed to maintaining a well-funded pension plan. Although the Company will not be required by applicable law to make any funding contribution to the qualified pension plan trust in 2003, we made a $75.0 million cash contribution to the plan in February 2003. This contribution was significantly higher than our average annual contribution of $20 million over the last two years and addresses a significant portion of the underfunded status. Based on current circumstances, this $75.0 million contribution should result in a reduction of the same amount in the minimum pension liability and the charge to Other Comprehensive Income at the end of 2003. We will continue to monitor the funded status of the plan and evaluate future funding levels. The Company has adequate liquidity to meet future funding requirements.

         By early 2002, all of the Series B ESOP Convertible Preferred Stock had been allocated to participant accounts in the 401 (k) savings plan. Accordingly, Company matching contributions to the savings plan are now made in cash instead of Preferred Stock. This change will not have a significant effect on the Company's liquidity.

         During 2002, the Company purchased 3.0 million shares of its Common Stock in open market transactions at a cost of $124.6 million and in 2001 purchased 4.0 million shares at a cost of $146.6 million. Under its current authorization from the Board of Directors, the Company may purchase up to an additional 7.0 million shares. We intend to purchase approximately one million shares per quarter during 2003, although this rate may be adjusted depending on acquisition opportunities that may arise.

         Cash dividends totaled $.97 per common share in 2002, compared with $.93 in 2001 and $.89 in 2000. The dividend payout rate was 30% in 2002 based on income from continuing operations, compared with payout rates of 49% in 2001 and 39% in 2000. The current annual dividend rate for 2003 is $1.00 per share. The Company has paid dividends on its Common Stock annually since 1941, and we intend to maintain a long-term payout rate of 30%.

         Management believes that the Company's cash balances and funds provided by operations, as well as unused credit lines, additional borrowing capacity and access to equity markets, taken as a whole, provide liquidity to meet all of its obligations when due and flexibility to meet investment opportunities that may arise. Following is a summary of the Company's fixed obligations at the end of 2002 that will require the use of funds:

                                                              Payments Due by Period
                                 -------------------------------------------------------------------------------
       In thousands                Total             2003           2004-2005        2006-2007        Thereafter
                                 ---------         --------         ---------        ---------        ----------
Long-term debt                   $ 603,065         $    778         $ 400,597        $     667        $  201,023
Operating leases                   272,970           60,950            89,961           52,267            69,792
Minimum royalty payments            74,391           21,585            30,104           22,702                 -
                                 ---------         --------         ---------        ---------        ----------
Total                            $ 950,426         $ 83,313         $ 520,662        $  75,636        $  270,815
                                 =========         ========         =========        =========        ==========

We have other financial commitments at the end of 2002 that may require the use of funds under certain circumstances:

- Shares of the Company's Series B Convertible Preferred Stock have been issued to participants as matching contributions under the Employee Stock Ownership Plan. If requested by the trustee of the ESOP, the Company has an obligation to redeem Preferred Stock held in participant accounts and to pay each participant the value of their account. The amounts of these redemptions vary based on the conversion value of the Preferred Stock. Payments made for redemption of Preferred Stock have averaged $6.8 million per year over the last three years.

- The Company has entered into $81.3 million of surety bonds and standby letters of credit representing contingent guarantees of performance under self-insurance and other programs. These commitments would only be drawn upon if the Company were to fail to meet its claims obligations.

OUTLOOK FOR 2003

- We expect our sales to increase by 1% in 2003. More specifically, we expect that sales in our international jeanswear, intimate apparel and outdoor businesses will post mid-single digit increases. In our Imagewear coalition, consisting of our occupational apparel, licensed sportswear and distributor knitwear business units, we expect sales to be flat. Domestic jeanswear sales are expected to decline overall by 3%, reflecting growth in the mid-single digit range for both our Lee and westerm specialty businesses, offset by a decline of 9% in our mass channel business. The competitive challenges in the mass channel include the announced entry of Levi Strauss & Co. in that channel and the announced closing of additional stores by Kmart Corporation, one of our largest customers currently operating under bankruptcy protection.

- Actions taken under the Strategic Repositioning Program should result in more than $30 million of cost reduction over the level achieved during 2002.

- We increased our marketing spending on our leading brands by 11% during 2002 and expect to continue spending at the 2002 level during 2003. Labor and benefit costs will increase during 2003. Specifically, pension expense is expected to increase by $34 million in 2003.

- On an overall basis, operating margins for ongoing businesses should reach 13% of sales.

-    Net interest expense should decline $10 million from the 2002 level.

-    Earnings per share should advance 5 - 10% in 2003.

- Considering the contribution of $75.0 million to our pension plan already made in 2003, we expect cash flow from operations to approximate $400 million. This is down from the high level of the last two years and more in line with historical levels.

- For the first quarter of 2003, sales are expected to be up slightly, and earnings per share are expected to be up approximately 10%.

RISK MANAGEMENT

The Company is exposed to a variety of market risks in the ordinary course of business. We regularly assess these potential risks and manage the Company's exposures to these risks through its operating and financing activities and, when appropriate, by utilizing natural hedges and by creating offsetting positions through the use of derivative financial instruments. We do not use derivative financial instruments for trading or speculative purposes.

         We limit the risk of interest rate fluctuations on net income and cash flows by managing the Company's mix of fixed and variable interest rate debt. In addition, although we did not do so during 2002, we may also use derivative financial instruments to minimize our interest rate risk. Since our long-term debt has fixed interest rates, our primary interest rate exposure relates to changes in interest rates on short-term borrowings, which averaged $72 million during 2002. However, any change in interest rates would also affect interest income earned on the Company's cash equivalents on deposit. Based on average amounts of short-term borrowings and of cash on deposit during 2002, the effect of a hypothetical 1% change in interest rates on reported net income would not be material.

         The Company has foreign businesses that operate in functional currencies other than the United States dollar (except in Turkey and Argentina, where we use the United States dollar because of their high inflation economies). Assets and liabilities in these foreign businesses are subject to fluctuations in foreign currency exchange rates. Investments in these primarily European and Latin American businesses are considered to be long-term investments, and accordingly, foreign currency translation effects on those net assets are included as a component of Accumulated Other Comprehensive Income in Common Shareholders' Equity. We do not hedge these net investments and do not hedge the translation of foreign currency operating results into the United States dollar.

         A growing percentage of the total product needs to support our domestic and European businesses are manufactured in our plants in foreign countries or by foreign contractors. We monitor net foreign currency market exposures and may in the ordinary course of business enter into foreign currency forward exchange contracts to hedge specific foreign currency transactions or anticipated cash flows. Use of these financial instruments allows us to reduce the Company's overall exposure to exchange rate movements, since gains and losses on these contracts will offset the losses and gains on the transactions being hedged. Our practice during 2002 and 2001 was to hedge a portion of our significant net foreign currency cash flows, by buying or selling United States dollar contracts against various currencies, relating to cross-border inventory purchases and production costs, product sales and intercompany royalty payments anticipated for the following 12 months. Hedging was not significant during 2000.

         If there were a hypothetical adverse change in foreign currency exchange rates of 10% relative to the United States dollar, the expected effect on the fair value of the hedging contracts outstanding at January 4, 2003 would be approximately $14 million. Based on changes in the timing and amount of foreign currency exchange rate movements, actual gains and losses could differ.

         The Company has various nonqualified deferred compensation plans in which liabilities accrued for the plans' participants are based on market values of investment funds that are selected by participants. The risk of changes in the market values of the participants' underlying investment selections is hedged by the Company's investments in a portfolio of securities, including variable life insurance contracts, that substantially mirror the investment selections underlying the deferred compensation liabilities. These Company-owned investment securities are held in irrevocable trusts. Increases and decreases in deferred compensation liabilities are substantially offset by corresponding increases and decreases in the market value of the

Company's investments, resulting in a negligible net exposure to the Company's operating results and financial position.

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

         Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the overall level of consumer spending for apparel; changes in trends in the segments of the market in which the Company competes; competitive conditions in and financial strength of our suppliers and of our retail customers; actions of competitors, customers, suppliers and service providers that may impact the Company's business; completion of software developed by outside vendors and the related implementation of the Company's common systems project; the ability to achieve the anticipated cost savings from the recent restructuring initiatives; the availability of new acquisitions that increase shareholder value and our ability to integrate new acquisitions successfully; any outbreak of hostilities or additional terrorist actions; and the impact of economic and political factors in the markets where the Company competes, such as recession or changes in interest rates, currency exchange rates, price levels, capital market valuations and other factors over which we have no control.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
VF Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and common shareholders' equity present fairly, in all material respects, the financial position of VF Corporation and its subsidiaries at January 4, 2003 and December 29, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 4, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the consolidated financial statements, the Company changed its accounting policy for goodwill amortization in 2002.

PricewaterhouseCoopers LLP
Greensboro, North Carolina
February 6, 2003

VF CORPORATION

CONSOLIDATED BALANCE SHEETS

                                                                                 JANUARY 4       DECEMBER 29
In thousands, except share amounts                                                 2003             2001
                                                                                ----------       -----------
ASSETS
CURRENT ASSETS
       Cash and equivalents                                                     $   496,367      $   332,049
       Accounts receivable, less allowances of $48,227 in 2002
            and $60,449 in 2001                                                     587,859          572,012
       Inventories                                                                  830,518          866,565
       Deferred income taxes                                                        117,214          134,842
       Other current assets                                                          37,299           25,873
       Current assets of discontinued operations                                      5,283          100,079
                                                                                -----------      -----------
            Total current assets                                                  2,074,540        2,031,420

PROPERTY, PLANT AND EQUIPMENT                                                       566,546          642,337
GOODWILL                                                                            473,355          998,046
OTHER ASSETS                                                                        386,204          400,310
NONCURRENT ASSETS OF DISCONTINUED OPERATIONS                                          2,506           30,903
                                                                                -----------      -----------

                                                                                $ 3,503,151      $ 4,103,016
                                                                                ===========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
       Short-term borrowings                                                    $    60,918      $    77,900
       Current portion of long-term debt                                                778              696
       Accounts payable                                                             298,456          240,292
       Accrued liabilities                                                          502,057          440,307
       Current liabilities of discontinued operations                                12,635           54,638
                                                                                -----------      -----------
            Total current liabilities                                               874,844          813,833

LONG-TERM DEBT                                                                      602,287          904,035
OTHER LIABILITIES                                                                   331,270          228,501

REDEEMABLE PREFERRED STOCK                                                           36,902           45,631
DEFERRED CONTRIBUTIONS TO EMPLOYEE STOCK OWNERSHIP PLAN                                   -           (1,780)
                                                                                -----------      -----------
                                                                                     36,902           43,851

COMMON SHAREHOLDERS' EQUITY
       Common Stock, stated value $1; shares authorized, 300,000,000;
            shares outstanding, 108,525,368 in 2002 and 109,998,190 in 2001         108,525          109,998
       Additional paid-in capital                                                   930,132          884,638
       Accumulated other comprehensive income (loss)                               (214,141)        (103,040)
       Retained earnings                                                            833,332        1,221,200
                                                                                -----------      -----------

            Total common shareholders' equity                                     1,657,848        2,112,796
                                                                                -----------      -----------

                                                                                $ 3,503,151      $ 4,103,016
                                                                                ===========      ===========

See notes to consolidated financial statements.

VF CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

                                                                                FISCAL YEAR ENDED
                                                                   ------------------------------------------
                                                                    JANUARY 4     DECEMBER 29    DECEMBER 30
In thousands, except per share amounts                                2003           2001           2000
                                                                   -----------    -----------    -----------
NET SALES                                                          $ 5,083,523    $ 5,220,417    $ 5,403,123

COSTS AND OPERATING EXPENSES
       Cost of products sold                                         3,254,008      3,504,233      3,572,871
       Marketing, administrative and general expenses                1,229,902      1,247,000      1,282,281
       Other operating (income) expense, net                           (22,311)        14,757         42,413
                                                                   -----------    -----------    -----------
                                                                     4,461,599      4,765,990      4,897,565
                                                                   -----------    -----------    -----------

OPERATING INCOME                                                       621,924        454,427        505,558

OTHER INCOME (EXPENSE)
       Interest income                                                   7,397          6,807          7,669
       Interest expense                                                (71,325)       (93,364)       (88,511)
       Miscellaneous, net                                                3,732          1,515          2,602
                                                                   -----------    -----------    -----------
                                                                       (60,196)       (85,042)       (78,240)
                                                                   -----------    -----------    -----------
INCOME FROM CONTINUING OPERATIONS BEFORE
       INCOME TAXES                                                    561,728        369,385        427,318

INCOME TAXES                                                           197,300        152,107        161,367
                                                                   -----------    -----------    -----------

INCOME FROM CONTINUING OPERATIONS                                      364,428        217,278        265,951
DISCONTINUED OPERATIONS                                                  8,283        (79,448)         1,165
CUMULATIVE EFFECT OF CHANGE IN
       ACCOUNTING POLICIES                                            (527,254)             -         (6,782)
                                                                   -----------    -----------    -----------

NET INCOME (LOSS)                                                  $  (154,543)   $   137,830    $   260,334
                                                                   ===========    ===========    ===========

EARNINGS (LOSS) PER COMMON SHARE - BASIC
       Income from continuing operations                           $      3.26    $      1.90    $      2.29
       Discontinued operations                                            0.08          (0.71)          0.01
       Cumulative effect of change in accounting policies                (4.83)             -          (0.06)
       Net income (loss)                                                 (1.49)          1.19           2.25

EARNINGS (LOSS) PER COMMON SHARE - DILUTED
       Income from continuing operations                           $      3.24    $      1.89    $      2.26
       Discontinued operations                                            0.07          (0.69)          0.01
       Cumulative effect of change in accounting policies                (4.69)             -          (0.06)
       Net income (loss)                                                 (1.38)          1.19           2.21

CASH DIVIDENDS PER COMMON SHARE                                    $      0.97    $      0.93    $      0.89

See notes to consolidated financial statements.

VF CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                  FISCAL YEAR ENDED
                                                                   --------------------------------------------
                                                                     JANUARY 4     DECEMBER 29     DECEMBER 30
In thousands                                                           2003           2001            2000
                                                                   -----------     -----------     -----------
NET INCOME (LOSS)                                                  $  (154,543)    $   137,830     $   260,334

OTHER COMPREHENSIVE INCOME (LOSS)
       Foreign currency translation:
            Amount arising during year                                  40,693         (24,340)        (36,758)
                 Less income tax effect                                (15,252)          6,317          12,049
            Reclassification to net income from
                 disposal of foreign subsidiaries                            -               -           2,030
                 Less income tax effect                                      -               -            (711)

       Minimum pension liability adjustment:
            Amount arising during year                                (205,080)         (2,504)              -
                 Less income tax effect                                 78,239             851               -

       Foreign exchange hedging contracts:
            Amount arising during year                                 (15,802)         14,161               -
                 Less income tax effect                                  6,168          (5,693)              -
            Reclassification to net income for
                 (gains) losses realized                                   280          (7,151)              -
                 Less income tax effect                                   (107)          2,875               -

       Unrealized gains and losses on marketable securities:
            Amount arising during year                                  (3,184)           (952)         (1,176)
                 Less income tax effect                                  1,255             373             431
            Reclassification to net income for
                 losses realized                                         2,763           1,502           1,613
                 Less income tax effect                                 (1,074)           (604)           (597)
                                                                   -----------     -----------     -----------

COMPREHENSIVE INCOME (LOSS)                                        $  (265,644)    $   122,665     $   237,215
                                                                   ===========     ===========     ===========

See notes to consolidated financial statements.

VF CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 FISCAL YEAR ENDED
                                                                   --------------------------------------------
                                                                     JANUARY 4     DECEMBER 29     DECEMBER 30
In thousands                                                           2003           2001            2000
                                                                   -----------     -----------     -----------
OPERATIONS
       Net income (loss)                                           $  (154,543)    $   137,830     $   260,334
       Adjustments to reconcile net income (loss)
            to cash provided by operations:
            Discontinued operations                                     (8,283)         79,448          (1,165)
            Cumulative effect of accounting change                     527,254               -           6,782
            Restructuring costs                                         26,342         108,740         114,427
            Depreciation                                               107,398         121,752         125,386
            Goodwill amortization and other                              2,276          33,850          34,220
            Deferred income taxes                                       70,849         (14,750)         (8,033)
            Other, net                                                  25,000         (30,370)         13,403
            Changes in current assets and liabilities:
                 Accounts receivable                                     6,953          90,136           3,678
                 Inventories                                            43,253         170,554         (70,408)
                 Accounts payable                                       54,123         (70,422)        (30,564)
                 Other, net                                            (55,038)        (26,212)        (13,679)
                                                                   -----------     -----------     -----------
            Cash provided by operating activities
                 of continuing operations                              645,584         600,556         434,381

INVESTMENTS
       Capital expenditures                                            (64,503)        (78,320)       (118,620)
       Business acquisitions                                            (1,342)         (5,057)       (308,062)
       Other, net                                                       21,265          (7,456)         (9,953)
                                                                   -----------     -----------     -----------
            Cash used by investing activities of
                 continuing operations                                 (44,580)        (90,833)       (436,635)

FINANCING
       Decrease in short-term borrowings                               (16,586)        (61,850)       (244,041)
       Proceeds from long-term debt                                          -               -         495,185
       Payment of long-term debt                                      (301,564)       (114,302)         (5,058)
       Purchase of Common Stock                                       (124,623)       (146,592)       (105,723)
       Cash dividends paid                                            (108,773)       (106,864)       (104,920)
       Proceeds from issuance of Common Stock                           39,753          44,632           1,317
       Other, net                                                       (8,290)          7,193           4,493
                                                                   -----------     -----------     -----------
            Cash used by financing activities of
                 continuing operations                                (520,083)       (377,783)         41,253

NET CASH PROVIDED BY DISCONTINUED OPERATIONS                            69,899          81,876           2,329
EFFECT OF FOREIGN CURRENCY RATE CHANGES ON CASH                         13,498            (658)         (2,298)
                                                                   -----------     -----------     -----------

NET CHANGE IN CASH AND EQUIVALENTS                                     164,318         213,158          39,030

CASH AND EQUIVALENTS - BEGINNING OF YEAR                               332,049         118,891          79,861
                                                                   -----------     -----------     -----------

CASH AND EQUIVALENTS - END OF YEAR                                 $   496,367     $   332,049     $   118,891
                                                                   ===========     ===========     ===========

See notes to consolidated financial statements.

VF CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

                                                                                    ACCUMULATED
                                                                     ADDITIONAL       OTHER
                                                      COMMON          PAID-IN      COMPREHENSIVE       RETAINED
In thousands                                           STOCK          CAPITAL      INCOME (LOSS)       EARNINGS
                                                    -----------     -----------    -------------     -----------
BALANCE JANUARY 1, 2000                             $   116,205     $   831,054    $     (64,756)    $ 1,281,315
       Net income                                             -               -                -         260,334
       Cash dividends:
            Common Stock                                      -               -                -        (101,584)
            Series B Convertible Preferred Stock              -               -                -          (3,336)
       Tax benefit from Preferred Stock dividends             -               -                -             280
       Redemption of Preferred Stock                          -               -                -          (1,102)
       Purchase of treasury shares                       (4,000)              -                -        (101,723)
       Stock compensation plans, net                         59           2,387                -            (163)
       Common Stock held in trust for
            deferred compensation plans                      (5)              -                -             (33)
       Foreign currency translation                           -               -          (23,390)              -
       Unrealized gains on investment securities              -               -              271               -
                                                    -----------     -----------    -------------     -----------

BALANCE DECEMBER 30, 2000                               112,259         833,441          (87,875)      1,333,988
       Net income                                             -               -                -         137,830
       Cash dividends:
            Common Stock                                      -               -                -        (103,717)
            Series B Convertible Preferred Stock              -               -                -          (3,147)
       Tax benefit from Preferred Stock dividends             -               -                -             132
       Redemption of Preferred Stock                          -               -                -          (2,571)
       Purchase of treasury shares                       (4,000)              -                -        (142,592)
       Stock compensation plans, net                      1,694          51,197                -            (124)
       Common Stock held in trust for
            deferred compensation plans                      45               -                -           1,401
       Foreign currency translation                           -               -          (18,023)              -
       Minimum pension liability adjustment                   -               -           (1,653)              -
       Foreign exchange hedging contracts                     -               -            4,192               -
       Unrealized gains on investment securities              -               -              319               -
                                                    -----------     -----------    -------------     -----------

BALANCE DECEMBER 29, 2001                           $   109,998     $   884,638    $    (103,040)    $ 1,221,200

                                                                     (continued)

VF CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

(continued)

                                                                                    ACCUMULATED
                                                                     ADDITIONAL        OTHER
                                                      COMMON          PAID-IN      COMPREHENSIVE       RETAINED
In thousands                                           STOCK          CAPITAL      INCOME (LOSS)       EARNINGS
                                                    -----------     -----------    -------------     -----------
BALANCE DECEMBER 29, 2001                           $   109,998     $   884,638    $    (103,040)    $ 1,221,200
       Net loss                                               -               -                -        (154,543)
       Cash dividends:
            Common Stock                                      -               -                -        (106,018)
            Series B Convertible Preferred Stock              -               -                -          (2,755)
       Tax benefit from Preferred Stock dividends             -               -                -              12
       Redemption of Preferred Stock                          -               -                -          (5,780)
       Conversion of Preferred Stock                        182               -                -           3,332
       Purchase of treasury shares                       (3,000)              -                -        (121,623)
       Stock compensation plans, net                      1,345          45,494                -            (381)
       Common Stock held in trust for
           deferred compensation plans                        -               -                -            (112)
       Foreign currency translation                           -               -           25,441               -
       Minimum pension liability adjustment                   -               -         (126,841)
       Foreign exchange hedging contracts                     -               -           (9,461)              -
       Unrealized losses on marketable securities             -               -             (240)              -
                                                    -----------     -----------    -------------     -----------

BALANCE JANUARY 4, 2003                             $   108,525     $   930,132    $    (214,141)    $   833,332
                                                    ===========     ===========    =============     ===========

See notes to consolidated financial statements.

VF CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 4, 2003

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION: The financial position, results of operations and cash flows of two businesses that were disposed of during 2002 have been presented as discontinued operations for all periods. See Note B.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of VF Corporation and all majority-owned subsidiaries after elimination of intercompany transactions and profits.

CASH AND EQUIVALENTS includes demand deposits and temporary investments that are readily convertible into cash and have an original maturity of three months or less.

INVENTORIES are stated at the lower of cost or market. Inventories stated on the last-in, first-out method represent 45% of total 2002 inventories and 48% in 2001. Remaining inventories are valued using the first-in, first-out method.

PROPERTY AND DEPRECIATION: Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging up to 40 years for buildings and ranging from 3 to 10 years for machinery and equipment.

         The Company's policy is to evaluate property for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss will be recorded if undiscounted future cash flows are not expected to be adequate to recover the assets' carrying value.

GOODWILL represents the excess of costs over the fair value of net tangible assets and identifiable intangible assets of businesses acquired, less accumulated amortization of $315.3 million in 2001. Through 2001, goodwill was amortized using the straight-line method over 10 to 40 years. Effective at the beginning of 2002, the Company adopted Financial Accounting Standards Board
(FASB) Statement No. 142, Goodwill and Other Intangible Assets. Under this Statement, goodwill and intangible assets with indefinite useful lives are not amortized but must be tested at least annually at the individual reporting unit level to determine if a write-down in value is required. Other intangible assets are amortized over their estimated useful lives. The new Statement also requires an initial test for write-down of existing goodwill and intangible assets to determine if the existing carrying value exceeds its fair value at the beginning of 2002.

         In adopting the Statement, the Company estimated the fair value of its individual business reporting units on a discounted cash flow basis. The Company engaged an independent valuation firm to review the fair value of its business units and, where there was an indication that the recorded amount of goodwill might be greater than its fair value, to determine the amount of the possible write-down in value. This evaluation indicated that recorded goodwill exceeded its fair value at several business units where performance had not met management's expectations at the time of their acquisition. The fair values of the net tangible and intangible assets of these business units, and the related goodwill write-downs, have been measured in accordance with the requirements of this Statement. The amount of write-down, and the business units accounting for the charges, are summarized by reportable segment as follows:

Business Segment                  Amount              Business Unit
----------------                  ------              -------------
                              In thousands
Consumer Apparel               $  232,126             European intimate apparel, children's apparel and
                                                      Latin American jeanswear
Occupational Apparel              109,543             Workwear
All Other                         185,585             Licensed knitwear

Accordingly, the Company recorded a noncash charge of $527.3 million ($4.69 per diluted share), which is recognized as the cumulative effect of a change in accounting policy in the Consolidated Statement of Income at the beginning of 2002. There was no income tax effect for this charge.

         Also under the new Statement, goodwill amortization is no longer required. The following presents adjusted net income and earnings per share as if goodwill had not been required to be amortized in prior years:

                                                              2001              2000
                                                           -----------      ------------
                                                       In thousands, except per share amounts
Net income, as reported                                    $   137,830      $    260,334
Add back goodwill amortization, net of income taxes             33,153            33,581
                                                           -----------      ------------

Adjusted net income                                        $   170,983      $    293,915
                                                           ===========      ============

Earnings per share:
 Basic - as reported                                       $      1.19      $       2.25
 Add back goodwill amortization, net of income taxes              0.30              0.30
                                                           -----------      ------------
 Basic - as adjusted                                       $      1.49      $       2.55
                                                           ===========      ============

 Diluted - as reported                                     $      1.19      $       2.21
 Add back goodwill amortization, net of income taxes              0.30              0.30
                                                           -----------      ------------
 Diluted - as adjusted                                     $      1.49      $       2.51
                                                           ===========      ============

REVENUE RECOGNITION: Sales are recognized when the risk and rewards of ownership have been transferred, which is when the product is received by the customer. Allowances for estimated returns, discounts and sales incentives are recognized as reductions of sales when the sales are recorded. Such allowances are based on historical customer claim rates and specific product circumstances.

         During the fourth quarter of 2000, the Company changed its accounting policy for recognizing sales in accordance with the SEC's Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. The cumulative effect of this change in policy for periods prior to the beginning of the year 2000 of $6.8 million (net of income taxes of $4.1 million), or $.06 per diluted share, is shown in the Consolidated Statements of Income for the year 2000.

ADVERTISING COSTS are expensed as incurred and were $244.7 million in 2002, $220.6 million in 2001 and $234.0 million in 2000.

SHIPPING COSTS to customers are included in Marketing, Administrative and General Expenses and were $47.9 million in 2002, $52.1 million in 2001 and $53.8 million in 2000.

STOCK-BASED COMPENSATION is accounted for under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees. For stock option grants, compensation expense is not required, as all options have an exercise price equal to the market value of the underlying common stock at the date of grant. For grants of stock awards, compensation expense equal to the market value of the shares to be issued is recognized over the performance period being measured. For restricted stock grants, compensation expense equal to the market value of the shares at the date of grant is recognized over the vesting period. The following table presents the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to all stock-based employee compensation:

                                                                        2002              2001               2000
                                                                    -----------      -------------        ----------
                                                                          In thousands, except per share amounts
Net income (loss), as reported                                      $  (154,543)     $     137,830        $  260,334
Add employee compensation expense for restricted stock
   grants and stock awards included in reported net income,
   net of income taxes                                                      627                852             1,491
Less total stock-based employee compensation expense
   determined under the fair value-based method,
   net of income taxes                                                  (15,512)           (16,210)          (12,058)
                                                                    -----------      -------------        ----------

Pro forma net income (loss)                                         $  (169,428)     $     122,472        $  249,767
                                                                    ===========      =============        ==========
Earnings (loss) per share:
   Basic - as reported                                              $     (1.49)     $        1.19        $     2.25
   Basic - pro forma                                                      (1.63)              1.05              2.16

   Diluted - as reported                                            $     (1.38)     $        1.19        $     2.21
   Diluted - pro forma                                                    (1.52)              1.05              2.12

Details of the stock compensation plan and of the fair value assumptions for stock options used above are described in Note N.

DERIVATIVE FINANCIAL INSTRUMENTS: The Company adopted FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and related amendments at the beginning of 2001. This Statement requires that all derivatives be recognized as assets or liabilities in the Consolidated Balance Sheets and measured at their fair value. Changes in the fair value of derivatives are recognized in either Net Income or in Other Comprehensive Income, depending on the designated purpose of the derivative. The cumulative effect of adopting this Statement at the beginning of 2001 was not significant.

FISCAL YEAR: The Company uses a 52/53 week fiscal year ending on the Saturday closest to December 31. Fiscal year 2002 ended on January 4, 2003 and included 53 weeks. Fiscal years 2001 and 2000 each consisted of 52 weeks.

RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform with the 2002 presentation.

NEW ACCOUNTING PRONOUNCEMENT: In 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit and Disposal Activities. This Statement is effective for exit or disposal activities that are initiated after December 31, 2002. Under this Statement, a cost related to an exit or disposal activity is recognized when the liability is incurred, instead of when management commits to an exit plan as required under previous accounting principles. Adoption of this Statement may affect the timing of recognition of future exit or disposal costs. The Company will adopt this Statement at the beginning of 2003.

USE OF ESTIMATES: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

NOTE B - DISCONTINUED OPERATIONS

As part of the Strategic Repositioning Program in the fourth quarter of 2001 (see Note O), management announced a plan to exit the Private Label knitwear business unit, which was a vertically integrated textile business that manufactured and marketed fleece and T-shirts to domestic customers. Management also decided to exit the Jantzen swimwear business. During that quarter, the Company recorded a pretax charge for disposition of these businesses of $111.4 million, of which $33.5 million related to the write-off of intangible assets.

         Liquidation of the Private Label knitwear business began in late 2001 and was substantially completed during the third quarter of 2002. The Jantzen trademarks and certain other assets of this swimwear business were sold to Perry Ellis International, Inc. in March 2002 for $24.0 million, resulting in a gain of $1.4 million. Liquidation of the remaining inventories of Jantzen products and other assets was substantially completed during the third quarter of 2002. Both the Private Label knitwear and the Jantzen businesses are accounted for as discontinued operations in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which the Company adopted in 2001. Accordingly, the results of operations, assets, liabilities and cash flows of these businesses are separately presented as discontinued operations in the accompanying 2002 financial statements, and amounts for prior years have been similarly reclassified.

         Summarized operating results for these discontinued businesses are as follows:

                                                     2002                  2001               2000
                                                 ------------         --------------      ------------
                                                                         In thousands
Net sales                                        $     97,981         $      298,388      $    344,756
                                                 ============         ==============      ============

Income (loss) before income taxes, including
   gain (loss) on disposal                       $     13,470         $     (106,584)     $      4,215
Income taxes (benefit)                                  5,187                (27,136)            3,050
                                                 ------------         --------------      ------------

Income (loss) from discontinued operations       $      8,283         $      (79,448)     $      1,165
                                                 ============         ==============      ============

Summarized assets and liabilities of the discontinued operations presented in the Consolidated Balance Sheets are as follows:

                                                                                   2002         2001
                                                                                ----------    ---------
                                                                                      In thousands
Accounts receivable, net                                                        $    2,273    $  30,322
Inventories                                                                              -       46,489
Other current assets, primarily deferred income taxes                                3,010       23,268
                                                                                ----------    ---------

Current assets of discontinued operations                                       $    5,283    $ 100,079
                                                                                ==========    =========

Property, plant and equipment, net                                              $    2,500    $  12,355
Goodwill                                                                                 -       17,737
Other assets                                                                             6          811
                                                                                ----------    ---------

Noncurrent assets of discontinued operations                                    $    2,506    $  30,903
                                                                                ==========    =========

Accounts payable                                                                $      133    $  11,296
Accrued liabilities                                                                 12,502       43,342
                                                                                ----------    ---------
Current liabilities of discontinued operations                                  $   12,635    $  54,638
                                                                                ==========    =========

NOTE C - ACQUISITIONS

During 2000, the Company acquired the common stock of The North Face, Inc., the Eastpak backpack and daypack business and 85% of the common stock of H.I.S sportswear AG. The Company also acquired the trademark rights to the Chic and Gitano brands. The aggregate cost for these businesses was $206.5 million, plus repayment of $107.7 million of indebtedness. Goodwill related to these acquisitions totaled $171.2 million. The Company acquired the remaining shares of H.I.S sportswear AG during 2001 and 2002 for a total cost of $6.4 million.

         All acquisitions have been accounted for as purchases, and accordingly, the purchase prices have been allocated to the net assets acquired based on fair values at the dates of acquisition. The excess of cost over fair value of the purchased businesses has been recorded as Goodwill. Operating results of these businesses have been included in the consolidated financial statements since the dates of acquisition.

         The Company accrued various restructuring charges in connection with these acquisitions. The charges relate to severance, closure of manufacturing and distribution facilities, and lease and contract termination costs. Remaining cash payments related to these actions will be substantially completed during 2003. Activity in the restructuring accruals is summarized as follows:

                                                                      FACILITIES          LEASE AND
                                                                         EXIT              CONTRACT
                                                  SEVERANCE             COSTS            TERMINATION            TOTAL
                                                -------------         ----------         -----------        -------------
                                                                            In thousands
Accrual for 2000 acquisitions                   $       9,426         $    2,026         $      1,044       $      12,496
Cash payments                                          (4,789)              (267)                 (18)             (5,074)
                                                -------------         ----------         ------------       -------------

Balance December 30, 2000                               4,637              1,759                1,026               7,422
Additional accrual                                        400              1,020                2,400               3,820
Cash payments                                          (2,859)            (2,684)                (113)             (5,656)
                                                -------------         ----------         ------------       -------------

Balance December 29, 2001                               2,178                 95                3,313               5,586
Adjustments to acquisition costs                         (137)                 -                 (516)               (653)
Cash payments                                          (1,980)               (95)              (1,345)             (3,420)
                                                -------------         ----------         ------------       -------------

Balance January 4, 2003                         $          61         $        -         $      1,452       $       1,513
                                                =============         ==========         ============       =============

NOTE D - INVENTORIES

                                                     2002                    2001
                                                --------------            ----------
                                                              In thousands
Finished products                               $      587,954            $ 621,055
Work in process                                        110,383              116,864
Materials and supplies                                 132,181              128,646
                                                --------------            ---------

                                                $      830,518            $ 866,565
                                                ==============            =========

The current cost of inventories stated on the last-in, first-out method is not significantly different from the value determined under the first-in, first-out method.

NOTE E - PROPERTY, PLANT AND EQUIPMENT

                                                    2002            2001
                                               --------------    ----------
                                                        In thousands
Land                                           $       48,566    $   52,801
Buildings                                             462,792       472,659
Machinery and equipment                             1,027,911     1,117,908
                                               --------------    ----------
                                                    1,539,269     1,643,368
Less accumulated depreciation                         972,723     1,001,031
                                               --------------    ----------

                                               $      566,546    $  642,337
                                               ==============    ==========

NOTE F - GOODWILL

Activity in the goodwill accounts is summarized by business segment as follows:

                                                         OCCUPA-        OUTDOOR
                                           CONSUMER      TIONAL       APPAREL AND         ALL
                                           APPAREL       APPAREL       EQUIPMENT         OTHER          TOTAL
                                          ---------    -----------    -------------    ----------   --------------
Balance December 30, 2000                 $ 560,175    $ 149,400      $  123,001      $   218,300   $   1,050,876
Amortization                                (19,647)      (4,381)         (3,242)          (6,580)        (33,850)
Purchase price adjustments                   11,595       (1,402)         (9,723)               -             470
Write-off of closed business                      -       (3,963)              -                -          (3,963)
Currency translation                        (15,487)           -               -                -         (15,487)
                                          ---------    ---------      ----------      -----------   -------------

Balance December 29, 2001                   536,636      139,654         110,036          211,720         998,046
Change in accounting policy
   (Note A)                                (232,126)    (109,543)              -         (185,585)       (527,254)
Purchase price adjustments                     (275)           -            (924)               -          (1,199)
Impairment loss                              (2,276)           -               -                -          (2,276)
Currency translation                          6,038            -               -                -           6,038
                                          ---------    ---------      ----------      -----------   -------------

Balance January 4, 2003                   $ 307,997    $  30,111      $  109,112      $    26,135   $     473,355
                                          =========    =========      ==========      ===========   =============

An impairment loss for goodwill related to the children's apparel reporting unit was recognized in Other Operating Expense in 2002 based on its forecast of profits and cash flows.

NOTE G - SHORT-TERM BORROWINGS

The weighted average interest rate for short-term borrowings from foreign banks was 8.0% at the end of 2002 and 8.6% at the end of 2001.

         The Company maintains an unsecured committed revolving credit agreement with a group of banks for $750.0 million that supports commercial paper borrowings and is otherwise available for general corporate purposes. The agreement, which extends to July 2004, requires an .08% facility fee per year and contains various financial covenants, including a requirement that debt cannot exceed two times Common Shareholders' Equity. At January 4, 2003, there were no borrowings under the agreement.

NOTE H - ACCRUED LIABILITIES

                                             2002                 2001
                                          ----------          ------------
                                                    In thousands
Income taxes                              $   61,315         $      68,631
Compensation                                 114,132                85,435
Restructuring costs (Note O)                  31,012                75,810
Minimum pension liability (Note K)            75,000                     -
Other                                        220,598               210,431
                                          ----------         -------------

                                          $  502,057         $     440,307
                                          ==========         =============

NOTE I - LONG-TERM DEBT

                                             2002             2001
                                          -----------     -----------
                                                 In thousands
6.63% notes, due 2003                     $         -     $   100,000
7.60% notes, due 2004                               -         100,000
6.75% notes, due 2005                         100,000         100,000
8.10% notes, due 2005                         300,000         300,000
8.50% notes, due 2010                         200,000         200,000
9.25% debentures, due 2022                          -         100,000
Other                                           3,065           4,731
                                          -----------     -----------

                                              603,065         904,731
Less current portion                              778             696
                                          -----------     -----------

                                          $   602,287     $   904,035
                                          ===========     ===========

The scheduled payments of long-term debt are $.3 million in 2004, $400.3 million in 2005, $.3 million in 2006 and $.3 million in 2007. The Company paid interest of $72.2 million in 2002, $95.2 million in 2001 and $77.1 million in 2000.

NOTE J - OTHER LIABILITIES

                                             2002         2001
                                          ----------   ---------
                                               In thousands
Deferred compensation                     $  159,750   $ 165,943
Minimum pension liability (Note K)           102,643       9,957
Other                                         68,877      52,601
                                          ----------   ---------

                                          $  331,270   $ 228,501
                                          ==========   =========

NOTE K - BENEFIT PLANS

The Company sponsors a noncontributory defined benefit pension plan covering substantially all full-time domestic employees. The Company makes contributions to the plan sufficient to meet the minimum funding requirements under applicable laws, plus additional amounts as recommended by the Company's independent actuary. Assets in the trust fund for this plan consist of common stock, fixed income and real estate investments. The Company also sponsors an unfunded supplemental defined benefit pension plan for management employees. This supplemental plan primarily covers pension benefits computed under the Company's principal benefit plan that exceed payment limitations imposed by income tax regulations. These defined benefit plans provide pension benefits based on compensation levels and years of service. The effect of these plans on income is as follows:

                                                      2002         2001          2000
                                                  -----------   ----------   ------------
                                                              In thousands
Service cost - benefits earned during the year    $    18,240   $   19,627   $     20,863
Interest cost on projected benefit obligations         51,734       50,261         47,630
Expected return on plan assets                        (50,433)     (62,477)       (57,945)
Curtailment charge (Note O)                             2,388       15,971              -
Amortization of:
  Prior service cost                                    4,243        6,435          6,352
  Actuarial (gain) loss                                 1,370       (9,528)        (2,156)
                                                  -----------   ----------   ------------

Total pension expense                                  27,542       20,289         14,744
Amount allocable to discontinued operations             1,317        4,784          1,479
                                                  -----------   ----------   ------------

Pension expense - continuing operations           $    26,225   $   15,505   $     13,265
                                                  ===========   ==========   ============

         The following provides a reconciliation of the changes in fair value of the pension plans' assets and benefit obligations, based on a September 30 valuation date, plus the funded status at the end of each year:

                                                          2002        2001
                                                        ---------   ---------
                                                             In thousands
Fair value of plan assets, beginning of year            $ 591,831   $ 728,389
Actual return on plan assets                              (63,993)   (129,402)
Company contributions                                      22,455      22,038
Benefits paid                                             (31,280)    (29,194)
                                                        ---------   ---------

Fair value of plan assets, end of year                    519,013     591,831
                                                        ---------   ---------

Projected obligations, beginning of year                  688,569     623,822
Service cost                                               18,240      19,627
Interest cost                                              51,734      50,261
Plan amendment                                                  -       1,755
Partial plan curtailment                                   (8,404)    (38,434)
Actuarial loss                                             78,314      60,732
Benefits paid                                             (31,280)    (29,194)
                                                        ---------   ---------

Projected obligations, end of year                        797,173     688,569
                                                        ---------   ---------

Funded status, end of year                               (278,160)    (96,738)
Unrecognized net actuarial loss                           265,399      82,432
Unrecognized prior service cost                            20,556      27,187
                                                        ---------   ---------

Pension asset, net                                      $   7,795   $  12,881
                                                        =========   =========
Amounts included in Consolidated Balance Sheets:
  Other assets                                          $  20,556   $  56,993
  Accrued liabilities                                     (75,000)          -
  Other liabilities                                      (145,345)    (46,616)
  Accumulated other comprehensive income (loss)           207,584       2,504
                                                        ---------   ---------

                                                        $   7,795   $  12,881
                                                        =========   =========

         The projected benefit obligation was determined using an assumed discount rate of 6.75% in 2002, 7.50% in 2001 and 8.00% in 2000. The actuarial assumption used for return on plan assets was 8.75% in each year, and the assumption used for compensation increases was 4.00% in each year. Differences between actual results and amounts determined using actuarial assumptions are deferred and will affect future years' pension expense. Net deferred gains and losses totaling less than 10% of the lower of investment assets or projected benefit obligations at the beginning of a year are not amortized. Net deferred gains and losses that represent 10% to 20% of projected benefit obligations are amortized over ten years, while those in excess of 20% of projected benefit obligations are amortized over five years.

         For the supplemental defined benefit plan, the Company has purchased life insurance contracts and marketable securities to support pension benefit liabilities. The cash value of life insurance and the market value of other investments that support liabilities was $14.8 million in 2002 and $21.7 million in 2001. These securities are held in irrevocable trusts and are included in Other Assets.

         Accumulated benefit obligations earned through the respective measurement dates for these plans totaled $739.4 million in 2002 and $633.9 million in 2001. The Company has recorded a minimum pension liability of $177.6 million in 2002 and $10.0 million in 2001 related to the excess of accumulated benefit obligations over the total fair value of plan assets and previously accrued pension liabilities. The offset to this minimum pension liability is recorded as a component of Other Comprehensive Income (Loss). At January 4, 2003, $75.0 million of the minimum pension liability is classified as a current liability because the Company made a contribution to the pension plan of that amount in early 2003.

         The Company sponsors an Employee Stock Ownership Plan (ESOP) as part of a 401(k) savings plan covering most domestic salaried employees. Contributions made by the Company to the 401(k) plan are based on a specified percentage of employee contributions. Cash contributions by the Company were $6.2 million in 2002, $7.1 million in 2001 and $7.2 million in 2000. Plan expense was $5.1 million in 2002, $3.8 million in 2001 and $4.7 million in 2000, after giving effect to dividends on the Series B Convertible Preferred Stock of $2.7 million in 2002, $3.2 million in 2001 and $3.3 million in 2000. (See Note M.)

         The Company also sponsors other savings and retirement plans for certain domestic and foreign employees. Expense for these plans totaled $7.7 million in 2002, $6.7 million in 2001 and $5.4 million in 2000.

NOTE L - CAPITAL

COMMON STOCK outstanding is net of shares held in treasury, and in substance retired, of 32,233,996 in 2002, 29,141,452 in 2001 and 25,139,897 in 2000. The
excess of the cost of treasury shares acquired over the $1 per share stated value of Common Stock is charged to Retained Earnings. In addition, 266,146 shares of VF Common Stock at the end of 2002, 266,203 shares at the end of 2001 and 311,608 shares at the end of 2000 are held in trust for deferred compensation plans. These additional shares are treated for financial reporting purposes as treasury shares at a cost of $9.3 million, $9.2 million and $10.6 million at the end of 2002, 2001 and 2000, respectively.

PREFERRED STOCK consists of 25,000,000 authorized shares at $1 par value.

         Series A Preferred Stock: As of January 4, 2003, 2,000,000 shares are designated as Series A Preferred Stock, of which none has been issued. Each outstanding share of Common Stock has one Series A Preferred Stock purchase right attached. The rights become exercisable ten days after an outside party acquires, or makes an offer for, 15% or more of the Common Stock. Once exercisable, each right will entitle its holder to buy 1/100 share of Series A Preferred Stock for $175. If the Company is involved in a merger or other business combination or an outside party acquires 15% or more of the Common Stock, each right will be modified to entitle its holder (other than the acquirer) to purchase common stock of the acquiring company or, in certain circumstances, VF Common Stock having a market value of twice the exercise price of the right. In some circumstances, rights other than those held by an acquirer may be exchanged for one share of VF Common Stock. The rights, which expire in January 2008, may be redeemed at $.01 per right prior to their becoming exercisable.

         Series B Preferred Stock: As of January 4, 2003, 2,105,263 shares are designated as 6.75% Series B Convertible Preferred Stock, which were purchased by the ESOP in 1990. (See Note M.) There were 1,195,199 shares of Series B Preferred Stock outstanding at January 4, 2003, 1,477,930 outstanding at December 29, 2001 and 1,570,301 outstanding at December 30, 2000, after reflecting reductions resulting from share redemptions and conversions into Common Stock.

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

ACCUMULATED OTHER COMPREHENSIVE INCOME: Other comprehensive income consists of certain changes in assets and liabilities that are not included in net income but are instead reported under generally accepted accounting principles within a separate component of Common Shareholders' Equity. Items comprising Accumulated Other Comprehensive Income in the Consolidated Balance Sheets are summarized, net of related income taxes, as follows:

                                                      2002          2001
                                                    ---------    ---------
                                                         In thousands
Foreign currency translation                        $ (80,728)   $(106,169)
Minimum pension liability adjustment                 (128,494)      (1,653)
Foreign exchange hedging contracts                     (5,269)       4,192
Unrealized gains on marketable securities                 350          590
                                                    ---------    ---------

                                                    $(214,141)   $(103,040)
                                                    =========    =========

NOTE M - REDEEMABLE PREFERRED STOCK

The Series B Convertible Preferred Stock (Note L) was purchased by the ESOP in 1990. The ESOP's purchase of the preferred shares was funded by a loan of $65.0 million from the Company; this loan was repaid through 2002. Interest income on this loan was $.1 million in 2002, $.9 million in 2001 and $1.7 million in 2000. Principal and interest obligations on the loan were satisfied as the Company made contributions to the savings plan and dividends were paid on the Preferred Stock. As principal payments were made on the loan, shares of Preferred Stock were allocated to participating employees' accounts within the ESOP. By the end of 2002, all shares of Preferred Stock had been allocated to participating employees' accounts.

NOTE N - STOCK-BASED COMPENSATION

The Company may grant nonqualified stock options, stock awards and restricted stock to officers, directors and key employees under a stock compensation plan approved by shareholders.

         Stock options are granted at prices not less than fair market value on the date of grant. Options become exercisable generally one year after the date of grant and expire ten years after the date of grant. Stock option activity is summarized as follows:

                                SHARES UNDER    WEIGHTED AVERAGE
                                   OPTIONS       EXERCISE PRICE
                                ------------    ----------------
Balance January 1, 2000          6,631,496          $ 36.74
Options granted                  2,213,025            26.20
Options exercised                  (51,130)           21.60
Options canceled                  (294,500)           34.46
                                 ---------          -------

Balance December 30, 2000        8,498,891            34.17
Options granted                  2,419,090            35.59
Options exercised               (1,699,860)           26.41
Options canceled                  (208,140)           40.33
                                 ---------          -------

Balance December 29, 2001        9,009,981            35.87
Options granted                  2,453,000            40.90
Options exercised               (1,326,026)           30.29
Options canceled                  (343,265)           41.16
                                 ---------          -------

Balance January 4, 2003          9,793,690          $ 37.70
                                 =========

        Stock options outstanding at January 4, 2003 are summarized as follows:

 RANGE OF                    WEIGHTED AVERAGE      WEIGHTED
 EXERCISE        NUMBER         REMAINING          AVERAGE
  PRICES       OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE
---------      -----------   ----------------   --------------
$   20 - 25       196,160       1.7 years         $   23.76
    25 - 30     1,260,270       5.9 years             26.15
    30 - 35       859,550       3.9 years             34.49
    35 - 40     2,065,960       8.2 years             35.63
    40 - 45     5,411,750       7.2 years             42.20
-----------     ---------       ---------         ---------

$   20 - 45     9,793,690       6.9 years         $   37.70
                =========

Options to purchase 6,061,240 shares, 6,447,041 shares and 6,332,066 shares were exercisable at the end of 2002, 2001 and 2000, respectively. There are 5,347,657 shares available for future grants of stock options and stock awards, of which no more than 970,964 may be grants of restricted stock awards.

         The Company has granted stock awards to certain key employees under a long-term incentive compensation plan that replaced a portion of the cash incentive compensation for those employees. The stock awards entitle the participants to receive shares of VF Common Stock, with the number of shares to be earned based on three year shareholder return comparisons of VF Common Stock with a peer group of major apparel companies. Shares earned at the end of each three year performance period are issued to participants in the following year, unless they elect to defer receipt of the shares. A total of 56,819 shares and 39,923 shares of VF Common Stock were earned for the performance periods ended in 2002 and 2000, respectively. At the end of 2002, there are 50,028 stock awards outstanding for the performance period ending in 2003 and 45,231 for the performance period ending in 2004. A total of 56,430 shares of Common Stock are issuable in future years to participants who have elected to defer receipt of their shares earned. The Company has also granted to key employees 59,704 shares of restricted stock that vest in 2005.

         Compensation expense recognized in the Consolidated Statements of Income for stock awards and restricted stock totaled $1.0 million in 2002, $1.4 million in 2001 and $2.4 million in 2000. Since all stock options are granted at market value, compensation expense is not required. Note A presents pro forma net income and earnings per share that would have resulted if compensation had been recorded based on the fair value method for all stock-based compensation. Fair value in Note A for stock options is estimated using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield of 2.7% in 2002 and 2.0% in 2001 and 2000; expected volatility of 36% in 2002, 37% in 2001 and 36% in 2000; risk-free interest rates of 4.0% in 2002, 4.9% in 2001 and 6.8% in 2000; and expected average lives of 4 years. The resulting fair value of stock options granted during 2002 was $10.51 per share, during 2001 was $10.78 per share and during 2000 was $7.66 per share.

NOTE O - RESTRUCTURING COSTS

During the fourth quarter of 2001, management initiated a Strategic Repositioning Program that represented a series of actions to aggressively reduce the Company's overall cost structure. Major initiatives under the Program included closing higher cost manufacturing plants, consolidating distribution centers and reducing administrative functions. (This Program also covered the exit of the two businesses now being accounted for as discontinued operations, as discussed in Note B. Amounts discussed herein relate to continuing operations only.) Most of these actions took place in the fourth quarter of 2001, with some remaining actions carried out during 2002. The Company recorded pretax charges for these actions of $125.4 million in the fourth quarter of 2001 and $46.0 million during 2002.

         The 2001 and 2002 Strategic Repositioning Program costs relate to:

- CLOSURE OF MANUFACTURING FACILITIES - $61.1 MILLION IN 2001 AND $29.2 MILLION IN 2002: The Company closed 30 higher cost North American manufacturing facilities as part of its ongoing strategy of moving toward lower cost, more flexible global sourcing.

- CONSOLIDATION OF DISTRIBUTION AND ADMINISTRATIVE FUNCTIONS - $42.7 MILLION IN 2001 AND $14.4 MILLION IN 2002: The Company closed certain distribution centers and reduced administrative functions and staffing in the United States, Europe and Latin America.

- EXIT OF UNDERPERFORMING BUSINESS - $10.0 MILLION IN 2001: In addition to the two businesses accounted for as discontinued operations (Note B), the Company closed a specialty workwear apparel business having sales of $10.2 million in 2001. The write-down of goodwill related to this business unit of $4.0 million was recognized in Other Operating Expense.

- PENSION PLAN CURTAILMENT LOSSES - $11.6 MILLION IN 2001 AND $2.4 MILLION IN 2002: Personnel reductions resulted in curtailment and settlement losses in the Company's domestic pension plans.

         Of the total Program costs in 2002 and 2001, $75.4 million relates to personnel reductions, including severance and related benefits. These actions affected approximately 13,600 of the Company's employees. Of those employees, approximately 3,800, all of whom have been notified, will work through the plant closing transition periods that end in early 2003.

         Activity in the 2001 and 2002 restructuring accruals is summarized as follows:

                                                   FACILITIES      OTHER       LEASE AND
                                                      EXIT         ASSET       CONTRACT
                                      SEVERANCE      COSTS      WRITE-DOWNS   TERMINATION      TOTAL
                                      ---------      -----      -----------   -----------    ---------
                                                                In thousands
Restructuring costs in 2001           $  60,099    $  28,123    $  27,711     $   9,432      $ 125,365
Noncash charges:
   Inventories                                -            -      (11,254)            -        (11,254)
   Goodwill                                   -            -       (3,963)            -         (3,963)
   Pension plan partial curtailment           -            -      (11,631)            -        (11,631)
   Other                                      -      (23,147)        (863)            -        (24,010)
Cash payments                            (7,619)         (35)           -             -         (7,654)
                                      ---------    ---------    ---------     ---------      ---------

Balance December 29, 2001                52,480        4,941            -         9,432         66,853

Restructuring costs in 2002              20,404       21,867        2,388         1,353         46,012
Noncash charges:
   Pension plan partial curtailment           -            -       (2,388)            -         (2,388)
   Other                                      -      (21,228)           -             -        (21,228)
Cash payments                           (44,708)      (3,698)           -        (4,845)       (53,251)
Reduction of accrual                     (5,135)      (1,000)           -        (1,287)        (7,422)
                                      ---------    ---------    ---------     ---------      ---------

Balance January 4, 2003               $  23,041    $     882    $       -     $   4,653      $  28,576
                                      =========    =========    =========     =========      =========

         The restructuring liability reduction of $7.4 million during 2002 relates primarily to reduced severance, as employees at several plants worked longer than originally planned. In addition, there were $2.8 million of reductions in noncash allowances due primarily to a decision to continue to occupy a leased administrative facility. These reductions in accruals and allowances were credited to income during 2002. Finally, the Company recorded gains of $4.9 million on disposal of closed plants related to the restructuring actions.

         In the fourth quarter of 2000, the Company recorded a total of $116.6 million of restructuring charges to exit certain unprofitable businesses and to reduce its overall cost structure. Details of these actions follow:

- EXIT OF UNDERPERFORMING BUSINESSES - $69.7 MILLION: The Company transferred its Wrangler business in Japan to a licensee and recorded a loss on disposition of $26.8 million, of which $23.8 million related to the write-off of intangible assets. The Company discontinued certain small business units and unprofitable product lines having limited profit and growth potential. Sales of these businesses included in the consolidated operating results were $101 million in 2000.

- CLOSURE OF MANUFACTURING FACILITIES - $15.8 MILLION: Charges were incurred to close six higher cost North American manufacturing facilities.

-    CONSOLIDATION OF DISTRIBUTION AND ADMINISTRATIVE FUNCTIONS - $31.1 MILLION:
     The Company incurred charges to close distribution centers and consolidate administrative offices and functions in the United States, Europe and Latin America.

     Activity in the 2000 restructuring accrual is summarized as follows:

                                         FACILITIES     OTHER      LEASE AND
                                            EXIT        ASSET       CONTRACT
                            SEVERANCE       COSTS    WRITE-DOWNS  TERMINATION     TOTAL
                            ---------    ----------  -----------  -----------   ---------
                                                     In thousands
Total restructuring costs   $  21,487    $  20,369    $  59,746    $  14,963    $ 116,565
Noncash charges:
   Inventories                      -            -      (22,392)           -      (22,392)
   Goodwill                         -            -      (23,819)           -      (23,819)
   Other                            -      (19,000)     (13,535)           -      (32,535)
Cash payments                  (1,753)          (8)           -         (154)      (1,915)
                            ---------    ---------   ----------   ----------    ---------

Balance December 30, 2000      19,734        1,361            -       14,809       35,904

Cash payments                 (15,517)        (912)           -       (3,450)     (19,879)
Reduction of accrual           (2,573)           -            -       (4,495)      (7,068)
                            ---------    ---------   ----------   ----------    ---------

Balance December 29, 2001       1,644          449            -        6,864        8,957

Cash payments                  (1,594)        (282)           -       (3,397)      (5,273)
Reduction of accrual              (50)        (167)           -       (1,031)      (1,248)
                            ---------    ---------   ----------   ----------    ---------

Balance January 4, 2003     $       -    $       -    $       -    $   2,436    $   2,436
                            =========    =========   ==========   ==========    =========

         The restructuring liability reduction of $1.2 million in 2002 relates primarily to favorable settlements of leases and other contracts. Also in 2002, there were $3.3 million of reductions in noncash allowances due to better than planned realization on discontinued product lines. The restructuring liability reductions of $7.1 million in 2001 relates primarily to a favorable settlement of a contract. Also in 2001, there were $3.9 million of reductions in noncash allowances due to lower losses on assets related to the integration of the domestic intimate apparel business units.

         Actions related to the Strategic Repositioning Program and the 2000 restructuring are proceeding as planned. The remaining Strategic Repositioning Program and 2000 restructuring accruals are expected to be adequate to cover the remaining costs. Severance and other cash payments will be made through 2003.

         Net restructuring costs were recorded as follows:

                                                          2002       2001       2000
                                                        --------   --------   --------
                                                                  In thousands
Cost of products sold                                   $ 17,848   $ 63,743   $  53,645
Marketing, administrative and general expenses             8,494     46,712      36,089
Other operating expense, net                                   -      3,963      26,831
                                                        --------   --------   ---------

                                                        $ 26,342   $114,418   $ 116,565
                                                        ========   ========   =========

NOTE P - INCOME TAXES

The provision for income taxes is computed based on the following amounts of income from continuing operations before income taxes and cumulative effect of change in accounting policies:

                                          2002         2001        2000
                                        --------     --------    --------
                                                  In thousands
Domestic                                $439,744     $322,375    $425,238
Foreign                                  121,984       47,010       2,080
                                        --------     --------    --------

                                        $561,728     $369,385    $427,318
                                        ========     ========    ========

         The provision for income taxes for continuing operations consists of:

                                   2002         2001           2000
                                ---------    ---------      ---------
                                            In thousands
Current:
    Federal                     $  95,738    $ 137,927      $ 127,690
    Foreign                        28,935       18,628         23,957
    State                           1,778       10,302         17,753
                                ---------    ---------      ---------

                                  126,451      166,857        169,400
Deferred, primarily federal        70,849      (14,750)        (8,033)
                                ---------    ---------      ---------

                                $ 197,300    $ 152,107      $ 161,367
                                =========    =========      =========

         The reasons for the difference between income taxes computed by applying the statutory federal income tax rate for continuing operations and income tax expense in the financial statements are as follows:

                                            2002         2001         2000
                                         ---------    ---------    ---------
                                                     In thousands
Tax at federal statutory rate            $ 196,605    $ 129,286    $ 149,562
State income taxes,
    net of federal tax benefit               9,918       (1,424)       6,031
Amortization of goodwill                         -        8,535        8,404
Foreign operating losses
    with no current benefit                  7,531       17,253       20,613
Foreign rate differences                   (16,989)      (3,770)      (3,523)
Change in valuation allowance               (6,115)      (2,820)      (4,951)
Other, net                                   6,350        5,047      (14,769)
                                         ---------    ---------    ---------

                                         $ 197,300    $ 152,107    $ 161,367
                                         =========    =========    =========

         Deferred income tax assets and liabilities consist of the following:

                                                        2002         2001
                                                      ---------    ---------
                                                           In thousands
Deferred income tax assets:
    Employee benefits                                 $  31,153    $  46,164
    Inventories                                          14,686       17,884
    Other accrued expenses                              124,494      143,023
    Minimum pension liability                            79,090        1,007
    Operating loss carryforwards                         94,742      108,592
    Discontinued operations                               3,398       29,212
    Foreign currency translation                         48,396       52,510
                                                      ---------    ---------

                                                        395,959      398,392
    Valuation allowance                                 (69,115)     (68,905)
                                                      ---------    ---------

    Deferred income tax assets                          326,844      329,487
                                                      ---------    ---------
Deferred income tax liabilities:
    Depreciation                                         33,422       32,494
    Discontinued operations                                 412        5,944
    Other                                                31,435       27,365
                                                      ---------    ---------

    Deferred income tax liabilities                      65,269       65,803
                                                      ---------    ---------

Net deferred income tax assets                        $ 261,575    $ 263,684
                                                      =========    =========

Amounts included in Consolidated Balance Sheets:
    Current assets                                    $ 117,214    $ 134,842
    Other assets                                        141,375      105,574
    Discontinued operations                               2,986       23,268
                                                      ---------    ---------

                                                      $ 261,575    $ 263,684
                                                      =========    =========

         As of the end of 2002, the Company has not provided deferred United States income taxes on $107.4 million of undistributed earnings of international subsidiaries where such earnings are considered to be permanently invested. The Company has undertaken initiatives resulting in income in one of the Company's foreign subsidiaries being taxed at a reduced effective rate. The income tax benefit from this tax status is $13.3 million ($.12 per diluted share) in 2002. The tax status providing this benefit is scheduled to expire in 2010.

         The Company has $194.8 million of foreign operating loss carryforwards expiring at various dates; a valuation allowance has been provided where it is more likely than not that the deferred tax assets relating to those loss carryforwards will not be realized. Income taxes paid were $132.6 million in 2002, $132.5 million in 2001 and $183.4 million in 2000.

NOTE Q - BUSINESS SEGMENT INFORMATION

The Company designs and manufactures apparel products marketed primarily under Company-owned brand names. Customers include department, discount and specialty stores throughout the world. Sales to Wal-Mart Stores, Inc. comprise 16.2% of consolidated sales in 2002, 15.1% in 2001 and 14.8% in 2000. Trade receivables from this customer totaled $66.8 million at the end of 2002 and $59.0 million at the end of 2001.

         The Company manages its businesses through separate marketing companies that support specific brands. Manufacturing and product sourcing needs are met by groups that support individual or in some cases several different product types. These operations have been aggregated into four reportable segments. The "Consumer Apparel" segment includes jeanswear and related products, women's intimate apparel and children's apparel, all having similar characteristics of economic performance, product type, production process, method of distribution and class of customer. The "Occupational Apparel" segment is distinguished from the other segments because of a different class of customer. The "Outdoor Apparel and Equipment" segment consists of the Company's outerwear and adventure apparel, plus daypacks and technical equipment, and is therefore distinguished from the other segments by type of products. The "All Other" segment consists primarily of the Company's licensed sports apparel and distributor knitwear operations. Prior years' information has been reclassified to present continuing operations and to reflect a change in the basis of allocating certain Corporate information systems expenses to the operating business units.

         Management evaluates the operating performance of each of its marketing companies based on their income from operations before interest, restructuring charges and income taxes. Accounting policies used for segment reporting are consistent with those stated in Note A, except that inventories are valued on a first-in, first-out basis and amortization of goodwill is not allocated to individual segments. Corporate and other expenses include expenses incurred in and directed by the Corporate offices that are not allocated to specific business units. Segment assets are those used directly in the operations of each business unit, such as accounts receivable, inventories and property, plant and equipment. Corporate assets include deferred income taxes, investments and information systems. Financial information for the Company's reportable segments is as follows:

                                             2002          2001          2000
                                          ----------    ----------    ----------
                                                       In thousands
Net sales:
    Consumer Apparel                      $3,803,790    $3,938,282    $4,116,719
    Occupational Apparel                     491,295       535,997       661,635
    Outdoor Apparel and Equipment            508,020       492,614       368,101
    All Other                                280,418       253,524       256,668
                                          ----------    ----------    ----------

    Consolidated net sales                $5,083,523    $5,220,417    $5,403,123
                                          ==========    ==========    ==========

                                                                 2002           2001          2000
                                                             -----------    -----------    -----------
                                                                            In thousands
Segment profit:
   Consumer Apparel                                          $   589,377    $   547,679    $   660,976
   Occupational Apparel                                           60,561         35,283         37,354
   Outdoor Apparel and Equipment                                  72,697         61,099         23,939
   All Other                                                      34,841         29,130         33,271
                                                             -----------    -----------    -----------

   Total segment profit                                          757,476        673,191        755,540

Interest, net                                                    (63,928)       (86,557)       (81,047)
Goodwill                                                          (2,276)       (33,850)       (34,220)
Restructuring charges, net                                       (26,342)      (114,418)      (116,565)
Corporate and other expenses                                    (103,202)       (68,981)       (96,390)
                                                             -----------    -----------    -----------
Consolidated income from continuing operations
   before income taxes                                       $   561,728    $   369,385    $   427,318
                                                             ===========    ===========    ===========

Segment assets:
   Consumer Apparel                                          $ 1,464,402    $ 1,498,342    $ 1,730,102
   Occupational Apparel                                          224,479        265,634        348,134
   Outdoor Apparel and Equipment                                 147,990        134,311        172,306
   All Other                                                     130,367        109,895        182,582
                                                             -----------    -----------    -----------
     Total segment assets                                      1,967,238      2,008,182      2,433,124

   Cash and equivalents                                          496,367        332,049        118,891
   Goodwill                                                      473,355        998,046      1,047,951
   Discontinued operations                                         4,803        145,252        203,185
   Corporate assets                                              561,388        619,487        555,005
                                                             -----------    -----------    -----------

   Consolidated assets                                       $ 3,503,151    $ 4,103,016    $ 4,358,156
                                                             ===========    ===========    ===========

                                                               2002         2001         2000
                                                             --------     --------     --------
                                                                        In thousands
Capital expenditures:
    Consumer Apparel                                         $ 41,350     $ 59,865     $ 67,511
    Occupational Apparel                                        1,264        1,902       11,072
    Outdoor Apparel and Equipment                               5,318        3,278        3,474
    All Other                                                   4,248        3,579        5,446
    Corporate                                                  12,323        9,696       31,117
                                                             --------     --------     --------

    Total                                                    $ 64,503     $ 78,320     $118,620
                                                             ========     ========     ========

Depreciation expense:
    Consumer Apparel                                         $ 70,644     $ 79,609     $ 81,804
    Occupational Apparel                                       10,292       14,158       15,515
    Outdoor Apparel and Equipment                               9,545        7,183        4,544
    All Other                                                   6,319        7,517        9,571
    Corporate                                                  10,598       13,285       13,952
                                                             --------     --------     --------

    Total                                                    $107,398     $121,752     $125,386
                                                             ========     ========     ========

         Net restructuring costs (Note O) included in income from continuing operations were incurred as follows:

                                                      2002         2001         2000
                                                    --------     --------     --------
                                                               In thousands
Consumer Apparel                                    $ 19,853     $ 69,427     $ 70,950
Occupational Apparel                                   4,937       23,170       34,646
Outdoor Apparel and Equipment                          1,250        3,725        1,000
All Other                                                  -          384        1,623
Corporate                                                302       17,712        8,346
                                                    --------     --------     --------

Total                                               $ 26,342     $114,418     $116,565
                                                    ========     ========     ========

         Information by geographic area is presented below, with sales based on the location of the customer:

                                                                       2002           2001          2000
                                                                    ----------     ----------    ----------
                                                                                  In thousands
Net sales:
    United States                                                   $4,078,385     $4,256,421    $4,459,116
    Foreign, primarily Europe                                        1,005,138        963,996       944,007
                                                                    ----------     ----------    ----------

    Total                                                           $5,083,523     $5,220,417    $5,403,123
                                                                    ==========     ==========    ==========
Property, plant and equipment:
    United States                                                   $  346,637     $  409,688    $  497,621
    Mexico                                                             125,525        141,235       148,401
    Other foreign, primarily Europe                                     94,384         91,414        90,044
                                                                    ----------     ----------    ----------

    Total                                                           $  566,546     $  642,337    $  736,066
                                                                    ==========     ==========    ==========

         Worldwide sales by product category are as follows:

                                                                2002           2001          2000
                                                             ----------     ----------    ----------
                                                                           In thousands
Jeanswear and related apparel                                $2,788,486     $2,873,530    $2,985,975
Intimate apparel                                                839,786        870,846       894,580
Occupational apparel                                            491,295        535,997       661,635
Knitwear                                                        260,596        248,918       238,820
Other                                                           703,360        691,126       622,113
                                                             ----------     ----------    ----------

Total                                                        $5,083,523     $5,220,417    $5,403,123
                                                             ==========     ==========    ==========

NOTE R - COMMITMENTS

The Company leases certain facilities and equipment under noncancelable operating leases. Rental expense was $62.8 million in 2002, $63.7 million in 2001 and $63.8 million in 2000. Future minimum lease payments are $63.0 million, $50.8 million, $40.9 million, $30.6 million and $21.9 million for the years 2003 through 2007 and $69.9 million thereafter.

         The Company enters into licensing agreements that provide the Company rights to market products under trademarks owned by other parties. Royalties under these agreements are recognized in Cost of Products Sold in the Consolidated Statements of Income. Certain of these agreements contain provisions for the payment of minimum royalties on the Company's anticipated sales of those products in future periods. Future minimum royalty payments are $21.6 million, $18.5 million, $11.6 million, $11.8 million and $10.9 million for the years 2003 through 2007.

         The trustee of the Employee Stock Ownership Plan may require the Company to redeem Series B Convertible Preferred Stock held in participant accounts, and to pay each participant the value of their account, upon retirement or withdrawal from the ESOP. The amounts of these redemptions vary based on the conversion value of the Preferred Stock. Payments made for redemption of Preferred Stock have averaged $6.8 million per year over the last three years.

         The Company has entered into $81.3 million of surety bonds and standby letters of credit representing contingent guarantees of performance under self-insurance and other programs. These commitments would only be drawn upon if the Company were to fail to meet its claims obligations.

NOTE S - EARNINGS PER SHARE

                                                             2002       2001       2000
                                                           --------   --------   --------
                                                        In thousands, except per share amounts
Basic earnings per share:
    Income from continuing operations                      $364,428   $217,278   $265,951
    Less Preferred Stock dividends
         and redemption premium                               8,523      5,587      4,158
                                                           --------   --------   --------

    Income available for Common Stock                      $355,905   $211,691   $261,793
                                                           ========   ========   ========

    Weighted average Common Stock outstanding               109,167    111,294    114,075
                                                           ========   ========   ========
    Basic earnings per share
         from continuing operations                        $   3.26   $   1.90   $   2.29
                                                           ========   ========   ========

Diluted earnings per share:
    Income from continuing operations                      $364,428   $217,278   $265,951
    Increased ESOP expense if Preferred Stock
         were converted to Common Stock                         652        826        925
                                                           --------   --------   --------
    Income available for Common Stock and
         dilutive securities                               $363,776   $216,452   $265,026
                                                           ========   ========   ========

    Weighted average Common Stock outstanding               109,167    111,294    114,075
    Additional Common Stock resulting from
         dilutive securities:
         Preferred Stock                                      2,103      2,417      2,561
         Stock options and other                              1,066      1,053        582
                                                           --------   --------   --------
    Weighted average Common Stock
         and dilutive securities outstanding                112,336    114,764    117,218
                                                           ========   ========   ========
    Diluted earnings per share
         from continuing operations                        $   3.24   $   1.89   $   2.26
                                                           ========   ========   ========

Outstanding options to purchase 5.6 million shares of Common Stock have been excluded from the computation of diluted earnings per share in 2002, 4.9 million shares in 2001 and 6.5 million shares in 2000 because the option exercise prices were greater than the average market price of the Common Stock. Earnings per share for discontinued operations, for the cumulative effect of changes in accounting policies and for net income (loss) are computed using the same weighted average shares described above.

NOTE T - FINANCIAL INSTRUMENTS

The carrying amount and fair value of financial instrument assets and (liabilities) are as follows:

                                                 2002                      2001
                                        -----------------------   -----------------------
                                         CARRYING       FAIR       CARRYING       FAIR
                                          AMOUNT       VALUE        AMOUNT       VALUE
                                        ----------   ----------   ----------   ----------
                                                           In thousands
Short-term borrowings                   $ (60,918)   $ (60,918)   $ (77,900)   $ (77,900)
Long-term debt                           (603,065)    (695,395)    (904,731)    (949,521)
Series B Convertible Preferred Stock      (36,902)     (73,334)     (45,631)     (91,419)
Foreign currency exchange contracts        (5,866)      (5,866)       4,735        4,735

         The fair value of the Company's short-term and long-term debt is estimated based on quoted market prices or values of comparable borrowings. The fair value of the Series B Convertible Preferred Stock is based on a valuation by an independent financial consulting firm. The fair value of open foreign currency exchange contracts is based on currency forward rates obtained from financial institutions.

         The Company monitors net foreign currency exposures and may in the ordinary course of business enter into foreign currency forward exchange contracts with major financial institutions. These contracts hedge against the effects of exchange rate fluctuations on specific foreign currency transactions or anticipated cash flows occurring within 12 months. Use of hedging contracts allows the Company to reduce its overall exposure to exchange rate movements since gains and losses on these contracts will offset losses and gains on the transactions being hedged. The Company formally documents all hedged transactions and hedging instruments, and assesses, both at the inception of the contract and on an ongoing basis, whether the hedging instruments are effective in offsetting changes in cash flows of the hedged transactions. The Company does not use derivative financial instruments for trading or speculative purposes.

        All contracts are reported at fair value, with changes in fair value reported in earnings or deferred in Other Comprehensive Income, depending on the nature and effectiveness of the hedged item or the underlying risk. Any ineffectiveness in a hedging relationship is recognized immediately in earnings. The Company recognizes the earnings impact of foreign currency forward exchange contracts designated as cash flow hedges as an offset of the earnings impact of the hedged transaction at the time in which the hedged transaction affects operating earnings. These foreign currency cash flow hedges relate to a portion of the Company's significant foreign currency cash flows for inventory purchases and production costs, product sales and intercompany royalty payments anticipated for the following 12 months. The earnings impact of foreign currency forward exchange contracts designated as fair value hedges is recognized in Miscellaneous Income during the terms of the contracts, which offsets the earnings impact of the underlying hedged item. Foreign currency fair value hedges relate to intercompany financing arrangements.

         The following summarizes, by major currency, the net United States dollar equivalent amount of the Company's foreign currency forward exchange contracts:

                                 2002                               2001
                  ---------------------------------   ---------------------------------
                     NOTIONAL           FAIR            NOTIONAL            FAIR
                     VALUE -           VALUE -           VALUE -           VALUE -
                  BOUGHT (SOLD)   ASSET (LIABILITY)   BOUGHT (SOLD)   ASSET (LIABILITY)
                  -------------   -----------------   -------------   -----------------
Mexican peso        $ 64,202          $ (2,534)         $ 71,298          $  3,068
European euro        (60,028)           (3,323)          (53,982)            1,052
Canadian dollar      (11,014)              (17)          (28,938)              681
Other                (16,878)                8           (19,274)              (66)
                                      --------                            --------

                                      $ (5,866)                           $  4,735
                                      ========                            ========

The Company recognized net pretax losses of $.3 million during 2002 and net pretax gains of $7.2 million during 2001, primarily in Cost of Products Sold, for hedging contracts that had matured. As of January 4, 2003, net pretax losses of $8.5 million were deferred in Accumulated Other Comprehensive Income; these net deferred losses are expected to be reclassified into earnings during 2003 at the time the underlying hedged transactions are realized. Foreign exchange contracts outstanding at the end of 2000, and related gains and losses during 2000, were not significant.

Quarterly Results of Operations (Unaudited)
In thousands,
except per share amounts

                                         FIRST           SECOND        THIRD         FOURTH             FULL
                                        QUARTER         QUARTER       QUARTER       QUARTER             YEAR
                                     -------------    ------------  -----------   ------------       -----------
2002
Net sales                              $ 1,212,262    $ 1,160,256   $ 1,400,389   $ 1,310,616        $ 5,083,523
Gross profit                               427,894        435,180       529,272       437,169          1,829,515
Income from continuing operations           77,047         88,480       128,564        70,337 *          364,428
Net income (loss)                         (448,258)        88,866       128,249        76,600 *         (154,543)

Earnings (loss) per share
      from continuing operations:
         Basic                         $      0.67    $      0.79   $      1.16   $      0.64 *      $      3.26
         Diluted                              0.67           0.79          1.15          0.63 *             3.24

Dividends per common share             $      0.24    $      0.24   $      0.24   $      0.25        $      0.97

----------------------------------------------------------------------------------------------------------------

2001
Net sales                              $ 1,340,388    $ 1,239,644   $ 1,406,659   $ 1,233,726        $ 5,220,417
Gross profit                               459,903        432,060       493,018       331,203          1,716,184
Income from continuing operations           75,609         71,129       103,209       (32,669) **        217,278
Net income (loss)                           77,486         69,381       103,560      (112,597) **        137,830

Earnings (loss) per share
      from continuing operations:
         Basic                         $      0.66    $      0.63   $      0.92   $     (0.31) **    $      1.90
         Diluted                              0.65           0.62          0.90         (0.31) **           1.89

Dividends per common share             $      0.23    $      0.23   $      0.23   $      0.24        $      0.93

----------------------------------------------------------------------------------------------------------------

2000
Net sales                              $ 1,269,763    $ 1,242,302   $ 1,518,150   $ 1,372,908        $ 5,403,123
Gross profit                               437,494        441,067       525,188       426,503          1,830,252
Income from continuing operations           77,683         73,815       102,749        11,704 ***        265,951
Net income                                  71,069         75,745       103,361        10,159 ***        260,334

Earnings per share
      from continuing operations:
         Basic                         $      0.66    $      0.64   $      0.89   $      0.09 ***    $      2.29
         Diluted                              0.65           0.63          0.88          0.09 ***           2.26

Dividends per common share             $      0.22    $      0.22   $      0.22   $      0.23        $      0.89

----------------------------------------------------------------------------------------------------------------

* In the fourth quarter of 2002, restructuring charges reduced net income by $14.0 million ($.13 per diluted share). See Note O to the consolidated financial statements.

** In the fourth quarter of 2001, restructuring charges reduced net income by $88.7 million ($.80 per diluted share). See Note O to the consolidated financial statements.

*** In the fourth quarter of 2000, restructuring charges reduced net income by $73.3 million ($.63 per diluted share). See Note O to the consolidated financial statements.

VF CORPORATION FINANCIAL SUMMARY

------------------------------------------------------------------------------------------------------------
In thousands, except per share amounts                     2002 (6)           2001 (7)            2000 (8)
------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                              $    5,083,523     $    5,220,417      $    5,403,123
Operating income                                              621,924            454,427             505,558
Income from continuing operations                             364,428            217,278             265,951
Discontinued operations                                         8,283            (79,448)              1,165
Cumulative effect of change in accounting policy             (527,254)                 -              (6,782)
Net income (loss)                                            (154,543)           137,830             260,334
------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share - basic (1)
   Income from continuing operations                   $         3.26     $         1.90      $         2.29
   Discontinued operations                                       0.08              (0.71)               0.01
   Cumulative effect of change in accounting policy             (4.83)                 -               (0.06)
   Net income (loss)                                            (1.49)              1.19                2.25
Earnings (loss) per common share - diluted (1)
   Income from continuing operations                   $         3.24     $         1.89      $         2.26
   Discontinued operations                                       0.07              (0.69)               0.01
   Cumulative effect of change in accounting policy             (4.69)                 -               (0.06)
   Net income (loss)                                            (1.38)              1.19                2.21
Dividends per share                                               .97                .93                 .89
Average number of common shares outstanding                   109,167            111,294             114,075
------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Working capital                                        $    1,199,696     $    1,217,587      $    1,103,896
Current ratio                                                     2.4                2.5                 2.1
Total assets                                           $    3,503,151     $    4,103,016      $    4,358,156
Long-term debt                                                602,287            904,035             905,036
Redeemable preferred stock                                     36,902             45,631              48,483
Common shareholders' equity                                 1,657,848          2,112,796           2,191,813

Debt to capital ratio (2)                                        28.6%              31.7%               34.7%
------------------------------------------------------------------------------------------------------------
OTHER STATISTICS (4)
Operating margin                                                 12.2%               8.7%                9.4%
Return on capital (2) (3)                                        16.9%               8.0%                9.6%
Income as % of average common shareholders' equity               22.1%               9.8%               12.1%
Income as % of average total assets                              10.4%               5.0%                6.1%
Cash provided by operations                            $      645,584     $      600,556      $      434,381
Purchase of Common Stock                                      124,623            146,592             105,723
Dividends                                                     108,773            106,864             104,920
------------------------------------------------------------------------------------------------------------
MARKET DATA (4)
Market price range (1)                                 $45.64 - 31.50     $42.70 - 28.15      $36.90 - 20.94
Book value per common share (1)                                 15.28              19.21               19.52
Price earnings ratio - high-low                            14.1 - 9.7        22.6 - 14.9          16.3 - 9.3
Rate of payout (5)                                               29.8%              48.9%               38.9%
------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
In thousands, except per share amounts                          1999                 1998
----------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                                  $    5,193,747       $    5,090,109
Operating income                                                  638,422              670,090
Income from continuing operations                                 359,539              377,078
Discontinued operations                                             6,703               11,228
Cumulative effect of change in accounting policy                        -                    -
Net income (loss)                                                 366,242              388,306
----------------------------------------------------------------------------------------------
Earnings (loss) per common share - basic (1)
   Income from continuing operations                       $         2.98       $         3.07
   Discontinued operations                                           0.06                 0.10
   Cumulative effect of change in accounting policy                     -                    -
   Net income (loss)                                                 3.04                 3.17
Earnings (loss) per common share - diluted (1)
   Income from continuing operations                       $         2.93       $         3.01
   Discontinued operations                                           0.06                 0.09
   Cumulative effect of change in accounting policy                     -                    -
   Net income (loss)                                                 2.99                 3.10
Dividends per share                                                   .85                  .81
Average number of common shares outstanding                       118,538              120,744
----------------------------------------------------------------------------------------------
FINANCIAL POSITION
Working capital                                            $      763,943       $      815,146
Current ratio                                                         1.7                  1.8
Total assets                                               $    4,026,514       $    3,836,666
Long-term debt                                                    517,834              521,657
Redeemable preferred stock                                         51,544               54,344
Common shareholders' equity                                     2,163,818            2,066,308

Debt to capital ratio (2)                                            30.1%                27.1%
----------------------------------------------------------------------------------------------
OTHER STATISTICS (4)
Operating margin                                                     12.3%                13.2%
Return on capital (2) (3)                                            12.9%                15.1%
Income as % of average common shareholders' equity                   17.3%                19.7%
Income as % of average total assets                                   8.9%                10.2%
Cash provided by operations                                $      383,759       $      382,547
Purchase of Common Stock                                          149,075              147,398
Dividends                                                         104,302              101,660
----------------------------------------------------------------------------------------------
MARKET DATA (4)
Market price range (1)                                     $55.00 - 27.44       $54.69 - 33.44
Book value per common share (1)                                     18.62                17.30
Price earnings ratio - high-low                                18.8 - 9.4          18.2 - 11.1
Rate of payout (5)                                                   28.5%                26.4%
----------------------------------------------------------------------------------------------

(1) Per share computations and market price ranges have been adjusted to reflect a two-for-one stock split in November 1997.

(2) Capital is defined as common shareholders' equity plus short-term and long-term debt.

(3) Return on capital is based on operating income plus miscellaneous income (expense), net of income taxes.

(4)  Operating statistics and market data are based on continuing operations.

(5)  Dividends per share divided by earnings per basic share.

(6) 2002 includes a $16.4 million ($.14 per diluted share) restructuring charge.

(7) 2001 includes a $88.7 million ($.77 per diluted share) restructuring charge.

(8) 2000 includes a $73.3 million ($.63 per diluted share) restructuring charge.

INVESTOR INFORMATION

COMMON STOCK

Listed on the New York Stock Exchange and Pacific Exchange - trading symbol VFC.

SHAREHOLDERS OF RECORD

As of February 11, 2003, there were 6,022 shareholders of record.

DIVIDEND POLICY

Quarterly dividends on VF Corporation Common Stock, when declared, are paid on or about the 20th day of March, June, September and December.

DIVIDEND REINVESTMENT PLAN

The Plan is offered to shareholders by EquiServe Trust Company, N.A. The Plan provides for automatic dividend reinvestment and voluntary cash contributions for the purchase of additional shares of VF Corporation Common Stock. Questions concerning general Plan information should be directed to the Office of the Vice President - Administration, General Counsel and Secretary of VF Corporation.

DIVIDEND DIRECT DEPOSIT

Shareholders may have their dividends deposited into their savings or checking account at any bank that is a member of the Automated Clearing House (ACH) system. A brochure describing this service may be obtained by contacting EquiServe.

QUARTERLY COMMON STOCK PRICE INFORMATION

The high and low sales prices on a calendar quarter basis for the periods indicated were as follows:

                             2002                2001                2000
                        High       Low      High      Low       High       Low
First quarter         $ 44.98   $ 39.00   $ 36.93   $ 32.79   $ 30.38   $ 20.94
Second quarter          45.64     38.20     42.70     34.21     31.25     22.88
Third quarter           43.07     33.88     39.95     28.30     27.81     21.81
Fourth quarter          39.35     31.50     41.00     28.15     36.90     22.50