Form 10-K, Exhibit 13
period 2004-01-03
V F CORP
filed 2004-03-10
CIK 103379

                                                                      EXHIBIT 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

VF Corporation is a leading marketer of apparel products in the United States and in several international markets. VF's vision is to grow by building lifestyle brands that excite consumers around the world.

VF owns a diversified portfolio of brands with strong market positions. We operate in four principal consumer product categories and market occupational apparel to distributors and major employers. Our principal product categories and major brands are summarized as follows:

PRODUCT CATEGORY       VF-OWNED BRANDS
Jeanswear              Lee(R), Wrangler(R), Riders(R), Rustler(R), Timber Creek by Wrangler(R)
Intimate apparel       Vanity Fair(R), Lily of France(R), Vassarette(R), Bestform(R)
Sportswear             Nautica(R), Earl Jean(R)
Outdoor products       The North Face(R), JanSport(R), Eastpak(R)
Occupational apparel   Red Kap(R), Bulwark(R)

VF has a broad customer base, with products distributed through leading department, chain, specialty and discount stores. Our ten largest customers represented 41% of total 2003 sales.

We have established several long-term financial targets that guide us in our long-term decisions. Attainment of these targets should drive increases in shareholder value. These targets are summarized below:

- Sales growth of 6% per year - The overall apparel industry in recent years has been relatively flat in terms of unit volume, with generally flat to slightly declining prices. This has also been the case within VF. Looking to 2004, we expect a 5% growth in sales, driven by the full year effect of Nautica Enterprises, Inc. (Nautica), a leading sportswear company acquired in August 2003, and continued growth in our Outdoor businesses. On a longer-term basis, achieving our growth target will require a combination of internal growth and acquisitions.

     In our search for acquisitions, we focus on branded apparel businesses that fit our strategic goals. We evaluate numerous acquisition candidates each year and insist that a potential acquisition satisfy our strategic and financial goals. More specifically, we are interested in lifestyle brands or businesses that might add to our current jeanswear, sportswear, intimate apparel or outdoor product categories, but we are receptive to other opportunities.

- Operating income of 14% - In recent years, we have made progress toward this goal, as demonstrated by attaining an operating margin of 12.4% in 2003.

     Some of our businesses currently exceed that 14% benchmark. While most of the remaining businesses enjoy double digit margins, we recognize that competitive pressures may keep some from achieving that goal. We continually evaluate our existing businesses. In 2002, we exited the swimwear and the private label knitwear businesses and currently have a plan to exit the Healthtex(R) and Nike(R) childrenswear business. Each of these had been a profitable business for VF, but they no longer met our strategic and financial objectives.

     We have taken numerous actions in recent years to increase our operating margin by reducing our cost structure. Many of these actions have centered on lowering our product cost by changing our sourcing mix. Several years ago, production was sourced from mostly VF-owned domestic production capacity; today, approximately 95% of the products we sell in the U.S. markets are obtained from lower cost VF-owned offshore capacity and production contracted from independent third parties.

     Looking to acquisitions, we believe that our recently acquired Nautica(R) sportswear business can achieve this 14% goal, and we are taking steps toward that end.

- Return on invested capital of 17% - We believe that a high return on capital is closely correlated with enhancing shareholder value. We calculate return on invested capital as income before net interest expense, after income taxes, divided by the sum of average short and long-term debt and common stockholders' equity. VF earned a 16.6% return on capital in 2003. Further, we expect acquisition targets to have the ability to achieve returns that allow VF to maintain a 17% return on capital on a long-term basis.

- Debt to capital of less than 40% - To maintain a conservative financial position, we have established a goal of keeping our total debt to less than 40% of our total capitalization, with capitalization defined as our combined short and long-term debt plus common stockholders' equity. We would, however, be willing to exceed this target ratio, on a short-term basis, for the right acquisition. Despite the 2003 acquisition of Nautica and its related financing, this ratio was reduced to 33.7% at the end of 2003 and we ended the year with over $500 million in cash and equivalents, demonstrating VF's ability to generate strong cash flow from operations.

- Dividend payout ratio of 30% - Our target is to return 30% of our earnings to our stockholders through a consistent dividend policy. We have maintained this payout ratio on a long-term basis. As our earnings have grown over the years, our Board of Directors has been able to increase our dividends paid per share each year for the past 31 years. Our payout rate was 28% for 2003, and we most recently increased our quarterly dividend in the fourth quarter of 2003 to an indicated annual payout of $1.04 per share for 2004.

ANALYSIS OF RESULTS OF CONTINUING OPERATIONS

ACQUISITION OF NAUTICA

A major event for VF in 2003 was the acquisition of Nautica and related rights in August for a total purchase price of $683.9 million. Nautica consists primarily of the Nautica(R) men's wholesale sportswear business, along with significant Nautica(R) retail and licensing businesses. In addition, it includes the smaller businesses of Earl Jean(R) jeans and sportswear, E. Magrath(R) golf sportswear and John Varvatos(R) designer apparel (which is held for disposition). This acquisition provides a growth platform for VF in sportswear, which is a new product category for VF. The men's sportswear category has been weak in department stores for the last several years. We believe that new management led by Mr. David Chu, the founder of the Nautica(R) brand, can return the brand to its heritage so that it can resume its growth. And we believe that the Nautica(R) brand is an important lifestyle brand that can be extended across additional product categories for both men and women and extended to new geographic regions.

The combined Nautica businesses contributed $252.2 million to VF's 2003 sales, and they are expected to contribute approximately $550 million to full year sales in 2004. This full year amount is significantly less than the $693.7 million reported by Nautica in its fiscal year ended March 1, 2003, its last full year as a separate public company. Approximately $75 million of that sales decline is due to product lines that have been exited by prior management or current VF management. The remainder of the decline is in the men's sportswear category, offset by sales growth at the Nautica(R) retail stores and in Nautica(R) men's jeans and underwear and men's and women's sleepwear.

Nautica contributed an incremental $0.16 to VF's 2003 earnings per share (with all per share amounts presented on a diluted basis). Considering the August 27 acquisition date and the seasonal nature of Nautica's earnings, VF received the benefit of Nautica's historically stronger earnings period in 2003. While we expect Nautica's operating income to grow in 2004, a full year of interest expense on the borrowings used to fund that acquisition is expected to result in a 2004 earnings per share contribution that is comparable with 2003. We do expect further earnings growth in succeeding years.

See Note B to the consolidated financial statements for more information on the acquisition of Nautica.

RESTRUCTURING CHARGES AND DISCONTINUED OPERATIONS

During the fourth quarter of 2001, we initiated a Strategic Repositioning Program. This consisted of a series of actions to exit underperforming businesses and to aggressively reduce our overall cost structure. (As discussed in the following paragraph, the business exits are accounted for as discontinued operations.) Cost reduction initiatives related specifically to closure of manufacturing plants, consolidation of distribution centers and reduction of administrative functions. These actions were designed to help VF achieve its long-term targets of 14% operating income and 17% return on capital.

As part of the Strategic Repositioning Program, we decided to exit the Private Label knitwear and the Jantzen swimwear businesses having combined sales of approximately $300 million. The Private Label knitwear business was liquidated during 2002. Trademarks and certain operating assets of the Jantzen swimwear business were sold and the remaining assets were liquidated during 2002. Because VF has exited those businesses, the operating results, assets, liabilities and cash flows of the businesses are separately presented as discontinued operations for all periods in the consolidated financial statements. During 2003, these discontinued businesses had no effect on VF's operating results. During 2002, they contributed net income of $8.3 million ($0.07 per share), including $9.3 million of pretax gains on disposition of real estate and a $1.4 million gain on the sale of the Jantzen business. Operating results during 2002 for the two discontinued businesses were better than expected due to favorable consumer response to the 2002 Jantzen(R) swimwear line and expense control during the liquidation period. During 2001, these businesses generated a net loss of $79.4 million ($0.69 per share), which included a pretax charge of $111.4 million ($0.70 per share) for the estimated loss on disposition. See Note C to the consolidated financial statements for further details about the discontinued operations. Unless otherwise stated, the remaining sections of this discussion and analysis of operations and financial condition relate to continuing operations.

Under the Strategic Repositioning Program, we recorded pretax charges of $125.4 million in 2001 and an additional $46.0 million in 2002. Partially offsetting these restructuring costs, we recorded adjustments during 2002 totaling $14.8 million and during 2001 totaling $10.9 million to reduce previously accrued restructuring liabilities due to changes in circumstances arising during those years. In addition during 2002, we recognized $4.9 million of gains on disposal of plants closed under the restructuring actions. Restructuring charges in 2002, net of these reversals and gains on sale of assets, totaled $26.3 million. The net charges in 2001 and 2002 related to actions, by segment, as follows: $89.3 million in Consumer Apparel, primarily domestic jeanswear; $5.0 million in Outdoor Apparel and Equipment; $28.1 million in Occupational Apparel; $0.4 million in All Other; and $18.0 million in Corporate, primarily information systems.

The costs of the 2001/2002 Strategic Repositioning Program as discussed above, net of the reversal of restructuring liabilities no longer required due to changes in circumstances and gains on sale of closed facilities, were included in the following captions of the Consolidated Statements of Income:

                                                  2002                             2001
                                       --------------------------       --------------------------
                                                       Percent to                       Percent to
   Dollars in millions                   Amount          Sales            Amount          Sales
                                       ----------      ----------       ----------      ----------
Cost of goods sold                     $     17.8             0.3%      $     63.8             1.2%
Marketing, administrative
  and general expenses                        8.5             0.2%            46.7             0.9%
Goodwill impairment                             -               -              4.0             0.1%
                                       ----------      ----------       ----------      ----------

Total                                  $     26.3             0.5%      $    114.5             2.2%
                                       ==========      ==========       ==========      ==========

Total cash expenses related to the Strategic Repositioning Program are expected to approximate $94 million, of which $85 million has been paid. This amount has been substantially offset by $84 million of cash proceeds from asset sales and from the sale or liquidation of the two businesses accounted for as discontinued operations, leaving a net cash outflow of approximately $10 million. This net amount represents a substantial improvement from the $40 million net cash outflow projected at the end of 2001 because of higher proceeds received on sale or liquidation of assets and better than expected performance of the discontinued businesses during the shutdown periods.

As part of the Strategic Repositioning Program, we have closed 30 higher cost North American manufacturing plants to reduce overall manufacturing capacity and to continue our move toward lower cost, more flexible global sourcing. Finally, we have consolidated certain distribution centers and reduced our administrative functions and staffing in the United States, Europe and Latin America. We originally stated that the Strategic Repositioning Program would result in $100 million of recurring cost reductions in 2002 and an additional $30 million of savings to be achieved in 2003. Results have exceeded this original projection, as we achieved cost reductions of approximately $170 million in 2003 compared with 2001.

See Note P to the consolidated financial statements for more information on the 2001/2002 restructuring charges.

CONSOLIDATED STATEMENTS OF INCOME

The following table presents a summary of the changes in our Net Sales in the last two years:

                                                 2002             2001
                                            Compared with     Compared with
     In millions                                 2003             2002
                                            -------------     -------------
Net sales - prior year                      $       5,084     $       5,220
Ongoing operations                                   (141)             (136)
Acquisitions                                          264                 -
                                            -------------     -------------

Net sales - current year                    $       5,207     $       5,084
                                            =============     =============

Substantially all of the sales decline in our ongoing businesses during 2003 and 2002 was due to decreases in unit volume, offset in part by the effects of foreign currency translation as discussed in the second paragraph following. Approximately 90% of the sales decline during 2003 and 50% of the decline in 2002 resulted from the closure of stores and the impact of operating under bankruptcy protection by two major customers: Kmart Corporation, which filed for bankruptcy protection in January 2002 and emerged from bankruptcy in May 2003 as Kmart Holding Corporation, and Ames Department Stores, Inc., which operated under bankruptcy protection from August 2001 until its liquidation in the second half of 2002. Sales declines from these two major customers were primarily in domestic jeanswear. Of the remainder of the sales declines in both years, notable were decreases in occupational apparel and childrenswear, partially offset by gains in our outdoor businesses. Additional details on sales are provided in the section titled Information by Business Segment.

The acquisition of Nautica added 5.0% to sales in 2003, with the full year effect of this acquisition expected to add an additional 5% to 6% in 2004.

In translating foreign currencies into the U.S. dollar, the weaker U.S. dollar in relation to most functional currencies where VF conducts business (primarily the European euro countries) improved sales comparisons by $128 million in 2003 relative to 2002. For 2002, sales comparisons benefited by $7 million relative to 2001. The 2002 benefit was composed of a $31 million benefit due to the weaker U.S. dollar in relation to most European currencies (primarily the euro), offset by a $24 million reduction due to the stronger U.S. dollar in relation to Latin American currencies (principally the Argentine peso). The average translation rate for the euro was $1.12 per euro during the year 2003, compared with $0.94 during 2002 and $0.90 during 2001. Based on the translation rate of $1.26 per euro at the end of 2003, reported sales in 2004 may also receive a translation benefit compared with 2003.

The following table presents the percentage relationship to Net Sales for components of our Consolidated Statements of Income:

                                                       2003             2002             2001
                                                    ----------       ----------       ----------
Gross margin (sales less cost of goods sold)              37.4%            36.0%            32.9%

Marketing, administrative and general expenses           (25.6)           (24.2)           (23.9)
Royalty and other income                                   0.6              0.4              0.4
Goodwill amortization and impairment                         -                -             (0.7)
                                                    ----------       ----------       ----------

Operating income                                          12.4%            12.2%             8.7%
                                                    ==========       ==========       ==========

Gross margins improved to 37.4% of sales in 2003, compared with 36.0% in 2002 and 32.9% in 2001. Approximately 1.0% of the 2003 improvement in gross margin as a percent of sales was due to changes in the mix of our businesses, as we have experienced sales growth in our higher margin outdoor and international jeans businesses and from the acquisition of Nautica. The remaining 0.4% improvement is primarily related to benefits of the Strategic Repositioning Program and lower restructuring costs.

In 2002, of the total 3.1% improvement in gross margins as a percent of sales, approximately 1.5% was due to the benefits of the Strategic Repositioning Program. The benefits of lower cost sourcing and increased operating efficiencies were obtained from closing higher cost production facilities and moving production to VF-owned offshore locations or to offshore independent contractors. In addition, reduced restructuring charges improved gross margins by 0.9% in 2002. The remaining 0.7% increase in gross margins in 2002 was due primarily to lower raw material costs and increased operating efficiencies..

As a result of the Strategic Repositioning Program, the amount of domestic sales derived from products manufactured in lower cost locations outside the United States has increased each year over the last three years. Now, only 5% of the units we sell in the United States are manufactured in VF-owned domestic plants. In contrast, at the end of 2000, approximately one-third of our products sold in the United States were manufactured in our domestic plants. Today, of the remaining products supporting domestic sales, 45% are manufactured in VF-owned facilities in Mexico and the Caribbean Basin and 50% are obtained from contractors, primarily in Asia.

Marketing, Administrative and General Expenses increased as a percent of sales to 25.6% in 2003, compared with 24.2% in 2002 and 23.9% in 2001. During 2003, approximately 0.7% of the increase in these expenses as a percent of sales was due to changes in the mix of our businesses, with a larger portion of sales coming from businesses having a higher expense percentage. In addition, increased pension cost in 2003 resulted in a 0.5% increase. The remaining 0.2% of the increase was due to lower sales volume in our ongoing businesses without a proportionate decline in expenses, many of which are fixed.

During 2002, Marketing, Administrative and General Expenses increased by 0.3% of sales. Benefits of the Strategic Repositioning Program of 0.6% resulted from the consolidation of distribution centers and reduced administrative expenses. Reduced restructuring charges incurred in 2002 improved the expense percentage by 0.7% compared with the prior year. These savings were more than offset by increased spending and inflationary cost increases on a declining sales base. Advertising spending increased to 4.8% of sales in 2002 from 4.2% of sales in 2001, with the increase focused on our Lee(R), Wrangler(R), Vanity Fair(R), Vassarette(R) and The North Face(R) brands. In addition, incentive compensation expense increased by 0.5% of sales in 2002 due to our improved financial performance.

We include cooperative advertising costs and warehousing, shipping and handling costs in

Marketing, Administrative and General Expenses, as covered in our accounting policies in Note A to the consolidated financial statements. Some other companies may classify similar costs in Cost of Goods Sold. Accordingly, our gross margins and operating expenses may not be directly comparable with those companies.

Royalty and Other Income increased by $7.0 million in 2003 and $1.5 million in 2002. The increase in 2003 is primarily from the Nautica acquisition in August 2003. Further growth in royalty income is expected for 2004 due to the full year effect of this acquisition.

Goodwill Impairment consisted of a charge of $2.3 million in our childrenswear reporting unit in 2002 based on a revised forecast of its profits and cash flows, and a charge of $4.0 million in 2001 related to an occupational apparel business unit that was closed. Goodwill Amortization, which was $33.9 million in 2001, is no longer required under FASB Statement No. 142, as discussed in Note A to the consolidated financial statements.

Interest Expense in 2003 decreased by $10.0 million from 2002, while Interest Expense in 2002 decreased by $22.0 million from 2001. The decrease in 2003 was primarily due to lower average interest rates, while the decrease in 2002 was due to lower average borrowings. Average interest-bearing debt outstanding totaled approximately $810 million for 2003, $770 million for 2002 and $1,120 million for 2001. The weighted average interest rate was 7.3% for 2003, 8.1% for 2002 and 8.0% for 2001. Interest Income in 2003 included $5.7 million related to the settlement of federal income tax issues.

The effective income tax rate for continuing operations was 33.5% in 2003, compared with 35.1% in 2002 and 41.2% in 2001. The effective tax rate declined in 2003 relative to the prior year due to (1) nontaxable income related to investments held for employee benefit plans, (2) lower foreign operating losses with no related tax benefit and (3) favorable settlements in 2003 of prior years' federal and state income tax returns. The effective rate declined in 2002 due to (1) lower foreign operating losses with no related tax benefit, (2) elimination of nondeductible goodwill amortization expense and (3) income of a foreign subsidiary being taxed at a reduced rate due to a tax status that is scheduled to expire in 2010.

Income from continuing operations was $397.9 million ($3.61 per share) in 2003. This compares with income from continuing operations of $364.4 million ($3.24 per share) in 2002 and $217.3 million ($1.89 per share) in 2001. Income from continuing operations increased 9% in 2003, while earnings per share increased 11%, reflecting the benefit of our share repurchase program. In 2002, income from continuing operations increased 68% over the prior year, while similarly the corresponding earnings per share increased 71%. Earnings in 2001 included significant restructuring charges, as discussed in the preceding section. In translating foreign currencies into the U.S. dollar, the weaker U.S. dollar had a $0.14 favorable impact on earnings per share in 2003 compared with the prior year, and in 2002 the weaker U.S. dollar had a $0.04 favorable impact compared with the prior year. The acquisition of Nautica in 2003 had a $0.16 per share positive impact on 2003 results relative to 2002.

VF adopted FASB Statement No. 142, Goodwill and Other Intangible Assets, at the beginning of 2002. In adopting this Statement, we estimated the fair value of VF's individual business reporting units on a discounted cash flow basis. This evaluation, and the related valuation of net assets of each reporting unit, indicated that recorded Goodwill exceeded its fair value at several business units where performance had not met management's expectations at the time of their acquisition. More specifically, the European intimate apparel, childrenswear, occupational apparel and licensed sportswear business units had been profitable in years prior to adoption of FASB Statement No. 142 but at a lower level than anticipated at the dates of their respective acquisitions. The Latin American jeanswear business units had not been profitable due to deteriorating economic conditions in South America, but profitability was expected in the future. In each case, recorded Goodwill was expected to be recoverable from future undiscounted operating cash flows. The write-down of Goodwill upon adoption of FASB Statement No. 142 was attributable to differences between the fair value approach under this Statement and the undiscounted cash flow approach used under previous accounting literature. The adoption of FASB Statement No. 142 resulted in a nonrecurring noncash charge of $527.3 million in 2002, without tax benefit ($4.69 per share). See Note A to the consolidated financial statements for additional details.

VF reported net income of $397.9 million ($3.61 per share) in 2003. Including the effect of the above accounting change and the discontinued operations discussed in the previous section, VF reported a net loss of $154.5 million ($1.38 per share) in 2002 and net income of $137.8 million ($1.19 per share) in 2001.

INFORMATION BY BUSINESS SEGMENT

For internal financial reporting purposes, management and VF's Board of Directors evaluate operating performance at the business unit level. Operating performance of each business unit consists of its sales and direct operating expenses, royalty income for which it has responsibility and its share of centralized corporate expenses directly related to the business unit.

The business units referred to above have been grouped into four reportable segments. See Note R to the consolidated financial statements for the criteria used in grouping the business units into the business segments. For business segment reporting purposes, Segment Sales and Segment Profit represent sales and operating income that are under the direct control of the individual business units. Corporate expenses not apportioned to business units, net interest expense, amortization of intangible assets and goodwill, and restructuring charges are excluded from Segment Profit. Importantly, this basis of performance evaluation is consistent with that used for management incentive compensation.

Also see Note R for a summary of our results of operations and other information by business segment, along with the differences between Segment Profit and Consolidated Income from Continuing Operations before Income Taxes. Segment results are not necessarily indicative of the operating results that would have been reported had each business segment been an independent, stand-alone entity during the periods presented. Further, VF's presentation of Segment Profit may not be comparable with similar measures used by other companies.

The following table presents a summary of the changes in our Net Sales by business segment during the last two years:

                                          Outdoor
                         Consumer       Apparel and    Occupational        All
    In millions           Apparel        Equipment        Apparel         Other           Total
                        ----------      ----------      ----------      ----------      ----------
Net sales - 2001        $    3,938      $      493      $      536      $      253      $    5,220
Ongoing operations            (134)             15             (45)             28            (136)
                        ----------      ----------      ----------      ----------      ----------

Net sales - 2002             3,804             508             491             281           5,084
Ongoing operations            (163)             73             (41)            (10)           (141)
Acquisitions                   249               -               -              15             264
                        ----------      ----------      ----------      ----------      ----------

Net sales - 2003        $    3,890      $      581      $      450      $      286      $    5,207
                        ==========      ==========      ==========      ==========      ==========

         Consumer Apparel:

The Consumer Apparel segment consists of our jeanswear, women's intimate apparel, sportswear and childrenswear businesses. Overall, segment sales increased 2% in 2003, composed of a 6% increase from acquisitions and a 4% decrease in ongoing businesses. Ongoing operations included the benefit of $97 million from foreign currency translation. In our ongoing businesses, approximately 75% of the decline in total segment sales was due to the impact of two customers' bankruptcies and their resulting store closures mentioned previously.

Overall domestic jeanswear sales declined 7%. The unit volume decline for the bankruptcies noted accounted for 75% of the sales dollar decline in domestic jeanswear. The balance was due to selected price reductions and changes in product mix. Our jeanswear sales at Wal-Mart Stores, Inc., our largest customer, increased slightly during 2003 despite the introduction by Levi Strauss & Co. of a new line of jeans in the discount channel in the United States and Canada. The introduction of this competing product during the second quarter at Wal-Mart, and an additional discount chain late in the year, did result in some reduction in floor space for VF products and some lost sales. International jeanswear sales increased 5% in 2003 due to a $72 million favorable effect of foreign currency translation. Domestic intimate apparel sales in 2003 were flat in the department store and mass market channels, but overall declined by 3% due to a decrease in private label programs. However, new private label programs are scheduled to be launched during 2004. International intimate apparel sales increased by 9%, due to a $25 million favorable currency translation effect. Sales declined 18% in childrenswear in 2003 due to competitive factors in the department store channel of distribution, particularly the increasing presence of private label goods; see the fourth paragraph below discussing the possible disposition of this business. The newly acquired Nautica, Earl Jean and John Varvatos businesses contributed $249 to 2003 sales.

Consumer Apparel Segment Profit declined by 10% during 2003. This was composed of a 6% increase from the contribution of the acquisition cited above, offset by a 16% decline in our ongoing businesses. In the ongoing businesses, over 60% of the decline related to the bankruptcies mentioned above. Also in our ongoing businesses, Segment Profit declined due to selected price decreases and a net change in product mix (lower margin products primarily in our domestic jeanswear business), offset by benefits resulting from the Strategic Repositioning Program.

During 2002, overall segment sales declined by 3%. Slightly over one-half of the sales decline was due to the two bankruptcies cited above. Overall domestic jeanswear sales declined by 4% in 2002, primarily as a result of these bankruptcies. The remainder of the sales decline existed within our intimate apparel and childrenswear businesses, offset by gains in our European jeanswear business. Favorable foreign currency translation effects in European jeanswear and intimate apparel were offset by negative currency translation effects in Latin America, primarily resulting from the devaluation of the Argentine peso. Domestic intimate apparel sales declined

4% in 2002, as increases in the Vanity Fair(R) and licensed Tommy Hilfiger(R) department store brands were more than offset by a lack of new private label programs and by competitive pressures in the mass channel resulting in a reduction in floor space for the Vassarette(R) brand. International intimate apparel sales were flat in 2002, including a $6 million favorable currency translation effect.

Consumer Apparel Segment Profit advanced 8% in 2002. Profit increased across all business units, with the exception of childrenswear, and was due to cost reduction benefits realized from the Strategic Repositioning Program. Partially offsetting this increase was the effect of the reduced volume resulting from the bankruptcies cited above. And at domestic jeanswear, selected price reductions were offset by favorable changes in product mix.

To strengthen its business portfolio, VF exited two underperforming businesses during 2002. Considering the declining sales and current unprofitable operations of our childrenswear business, consisting of the Healthtex(R) and licensed Nike(R) brands, we have evaluated various strategic options over the last year and are currently planning to sell the business. In addition, the John Varvatos business, acquired as part of the Nautica acquisition, is being held for sale. These business units had combined 2003 sales of $148.5 million and an operating loss of $10.8 million. A possible disposition of the childrenswear business could result in a loss representing $0.03 to $0.05 per share in 2004. Since the John Varvatos business was recorded at its expected sales proceeds, a possible disposition would not have a significant effect on our operating results. See Note C to the consolidated financial statements for more information.

         Outdoor Apparel and Equipment:

The Outdoor Apparel and Equipment segment consists of VF's outdoor-related businesses represented by The North Face(R) products (outerwear and equipment) and the JanSport(R) and Eastpak(R) brands (daypacks and backpacks). Sales increased 14% and profit increased 32% in 2003, with 6% (or $31 million) of the sales increase and 11% of the profit increase due to the effects of foreign currency translation. During 2003, sales and profits advanced sharply at The North Face in both the United States and Europe due to strong consumer demand for its products. Sales and profits increased slightly in the backpack and daypack business.

During 2002, Segment Sales increased 3%. An increase of 20% in first quality sales of The North Face(R) products in the United States and an 11% increase in our international Outdoor businesses were partially offset by lower domestic sales of JanSport(R) and Eastpak(R) daypacks. Segment Profit increased 19% in 2002. Profitability improved as a lower percentage of products at

The North Face were sold at reduced prices. In addition, costs as a percent of sales declined at The North Face due to a sales force reorganization, a change in service provider for its contracted distribution center and savings from the combination of administrative functions with JanSport.

         Occupational Apparel:

The Occupational Apparel segment includes VF's industrial, career and safety apparel businesses. Sales decreased 8% in 2003. Unit volume declined 15% related to (1) workforce reductions in the United States manufacturing sector that has impacted overall workwear uniform sales and (2) the ongoing consolidation of our industrial laundry customers and those customers placing greater reliance on their in-house manufacturing and product sourcing. Partially offsetting this unit decline in basic industrial workwear was an improvement in average price due to growth in our Bulwark protective apparel business, which has higher average selling prices per unit.

Segment Sales declined 8% in 2002. Declines in the basic workwear business, for the two reasons cited in the prior paragraph, were partially offset by new uniform programs with major corporate and governmental customers, particularly the Transportation Security Administration (TSA).

Segment Profit increased 14% in 2003 and 72% in 2002 due to cost reduction benefits resulting from the Strategic Repositioning Program, allowing for higher margin dollars on a lower sales volume.

         All Other:

The All Other segment includes VF's licensed sportswear and distributor knitwear businesses. Sales increased 2% in 2003, and Segment Profit was flat. During 2002, sales increased 11% and Segment Profit increased 20% over the prior year. The increase in sales and profits was due to higher sales of licensed apparel products, in part related to a new agreement with the National Football League, offset in part by declines in the distributor knitwear business.

         Reconciliation of Segment Profit to Consolidated Income before Income
Taxes: There are four types of costs necessary to reconcile total Segment Profit, as discussed in the preceding paragraphs, to Consolidated Income from Continuing Operations before Income Taxes. See Note R to the consolidated financial statements. The first of these is Corporate and Other Expenses, which consists of corporate and similar costs that are not apportioned to the business segments. These expenses are summarized as follows and discussed in the paragraphs below:

            In millions                       2003            2002            2001
                                           ----------      ----------      ----------
Information systems                        $    121.6      $    124.8      $    138.9
  Less costs apportioned to segments            (98.3)          (99.8)         (111.4)
                                           ----------      ----------      ----------
  Application development costs                  23.3            25.0            27.5
Headquarter's costs                              47.5            47.6            41.4
Trademark maintenance and enforcement            10.3            11.3             6.3
Other                                             0.7            19.3            (6.2)
                                           ----------      ----------      ----------

Corporate and Other Expenses               $     81.8      $    103.2      $     69.0
                                           ==========      ==========      ==========

- Information Systems - Included are all costs of our management information systems and of our centralized shared services center. Operating costs of information systems and shared services are charged to the business segments based on utilization of those services, such as minutes of computer processing time, number of transactions or number of users. However, costs to develop and implement new computer applications that will be implemented across VF are not allocated to the business segments. Information systems costs were lower in 2003 and 2002 due to reductions in VF staffing and in consulting services since 2001.

- Headquarter's Costs - Centralized retirement and insurance costs are charged directly to the appropriate business units. Other headquarter's costs include compensation and benefits of corporate management and staff, legal and professional fees, and administrative and general expenses, which are not apportioned to the business units. Costs in 2003 and 2002 were higher than the 2001 level. Costs increased in 2003 relative to 2001 due to an increase in legal and professional fees and increased in 2002 due to the $4.0 million initial funding of the VF Foundation for charitable grants, higher incentive compensation earned in that year based on VF's financial performance relative to its targets and professional fees incurred for acquisition efforts.

- Trademark Maintenance and Enforcement - Legal and other costs of registering, maintaining and enforcing VF's portfolio of trademarks, plus costs of licensing administration, are controlled by a centralized trademark and licensing staff and are not allocated to the business units. The majority of the change in costs from year-to-year related to losses on hedging foreign licensing cash flows in 2003 and 2002 and to similar hedging gains in 2001.

- Other - This category includes adjustments to convert the earnings of certain business units from the FIFO inventory valuation method used for internal reporting to the LIFO method for consolidated financial reporting, various consolidating adjustments, and miscellaneous items that result from corporate programs or corporate-managed decisions not allocated to the business units for internal management reporting. In 2002, this category included a special $8.0 million incentive compensation payment covering most employees and an increase of $3.7 million in worker's compensation expense due to refinement of the estimated expense, based on consultation with our independent adviser. These charges were retained in corporate for internal management reporting instead of being apportioned to the business units based on the nature of these items and the inability of our business unit management to influence such items. Similarly in 2001, this category included favorable pension expense and worker's compensation insurance expense adjustments, based on consultation with our independent advisers.

The three other types of costs included in the reconciliation of Segment Profit to Consolidated Income from Continuing Operations before Income Taxes are discussed as follows:

- Interest Expense, Net - Financing costs are managed in the corporate offices and are not under the control of business segment management. Interest expense was discussed in the previous Consolidated Statements of Income section.

- Amortization of Intangible Assets and Goodwill - Business unit management has direct responsibility for all operating assets under their control. Acquisition-related intangible assets are considered as nonoperating assets. Accordingly, these assets and their noncash amortization charges are not considered to be under the control of business unit management. Excluding these amortization charges from business unit results provides better comparability of operating results among VF's business units. The expense in 2003 resulted from amortization of intangible assets from the acquisitions completed during 2003; see Note F to the consolidated financial statements. Amounts in the two preceding years related to amortization of goodwill in 2001 and to goodwill impairment charges in both 2002 and 2001; see Notes G and P to the consolidated financial statements.

- Restructuring Charges, Net - Although restructuring costs result from decisions influenced by business unit management, these costs are not charged to the business units for internal management reporting because of the unusual nature of these costs and their effect on comparability of operating performance among VF's business units and between periods.

     These costs relate to the 2001/2002 Strategic Repositioning Program. See the discussion in a previous section, Restructuring Charges and Discontinued Operations, and see Note P to the consolidated financial statements.

ANALYSIS OF FINANCIAL CONDITION

BALANCE SHEETS

Accounts Receivable increased in 2003 due to the acquisition of Nautica and to the effects of foreign currency translation on international balances. The number of days' sales outstanding declined slightly in 2003. The allowance for bad debts increased due to the acquisition of Nautica.

Inventories increased in 2003 due to the acquisition of Nautica and to the effects of foreign currency translation on international balances. Inventory levels declined significantly during 2001 and 2002 through more efficient sales forecasting and production planning techniques. In addition, we have been planning cautiously in this retail environment.

Property, Plant and Equipment, Intangible Assets and Goodwill each increased in 2003 due to the acquisition of Nautica. See Notes B, E, F and G to the consolidated financial statements.

Short-term Borrowings, all at international businesses, were reduced during 2003 by cash provided from operations. Both Accounts Payable and Accrued Liabilities increased in 2003 due to the acquisition of Nautica.

In October 2003, following the acquisition of Nautica, VF issued $300.0 million principal amount of 30 year notes. These notes are recorded at year-end at $292.1 million, net of unamortized original issue discount. Considering the issue discount, along with debt issuance costs and a deferred gain on a related interest rate hedging contract, this borrowing has an effective annual interest cost of 6.19%. In addition, long-term debt includes $59.0 million representing the discounted value of obligations related to the purchase of rights from Mr. David Chu. See Note J to the consolidated financial statements.

Other Liabilities increased in 2003 due to an increase in pension liabilities; see Note K to the consolidated financial statements and the following paragraph. In addition, Other Liabilities included increased balances for nonqualified deferred compensation plans, which resulted in a comparable increase in Other Assets for the amount of VF-owned investment securities held in irrevocable trusts to fund those liabilities.

In VF's defined benefit pension plans, accumulated benefit obligations exceeded the fair value of plan assets by $248.6 million at our plans' latest September 30 valuation date. At the end of 2003, VF had a minimum pension liability of $199.2 million and a related charge of $160.9 million, net of income taxes, to Accumulated Other Comprehensive Income (Loss). Of the total liability, $55.0 million was recorded as a current liability based on our funding plan for 2004 and $144.2 million was recorded as a long-term liability. This status at the end of 2003 compares with a minimum pension liability of $177.6 million at the end of 2002 (of which $75.0 was classified as a current liability) and a related charge to Accumulated Other Comprehensive Income (Loss), net of income taxes, of $128.5 million. The underfunded status of the plans increased during 2003, despite the significant growth in plan assets, because the present value of accumulated benefit liabilities increased by a larger amount as a result of the decline in the discount rate used to value benefit liabilities.

LIQUIDITY AND CASH FLOWS

The financial condition of VF is reflected in the following:

                                      January 3    January 4
 Dollars in millions                     2004         2003
                                      ---------    ---------
Working capital                       $ 1,336.7    $ 1,199.7

Current ratio                          2.5 to 1     2.4 to 1

Debt to total capital                      33.7%        28.6%

For the ratio of debt to total capital, debt is defined as short-term and long-term borrowings, and total capital is defined as debt plus common stockholders' equity. Our ratio of net debt to total capital, with net debt defined as debt less cash and equivalents, was 19.6% at the end of 2003.

VF's primary source of liquidity is its strong cash flow provided by continuing operations, which was $543.7 million in 2003, $645.6 million in 2002 and $600.6 million in 2001. Cash provided by operating activities in 2003 included approximately $60 million of cash provided by Nautica for the period after its acquisition. Cash provided by operating activities during 2002 and 2001 was at a higher than normal level due to favorable changes in working capital. In addition, cash provided by discontinued operations totaled $69.9 million in 2002 and $81.9 million in 2001 from liquidation of working capital and, in 2002, from the sale of the Jantzen business and other assets.

In addition to cash flow from operations, VF is well positioned to finance its ongoing operations and meet unusual circumstances that may arise. During 2003, VF entered into a new $750.0 million unsecured committed bank facility that expires in September 2008. This bank facility supports a $750.0 million commercial paper program. Any issuance of commercial paper would reduce the amount available under the bank facility. At the end of 2003, $736.0 million was available for borrowing under the credit agreement. The difference of $14.0 million was due to standby letters of credit issued under the agreement. Further, under a registration statement filed in 1994 with the Securities and Exchange Commission, VF has the ability to offer, on a delayed or continuous basis, up to $300.0 million of additional debt, equity or other securities.

The principal investing and financing activities in 2003 related to acquisitions. We paid cash of $578.0 million for acquisitions, primarily Nautica, net of $75.6 million of cash balances in the acquired companies. The acquisitions were funded on a near-term basis with existing cash balances, short-term commercial paper borrowings and $66.0 million of noninterest-bearing debt. In the four months following the Nautica acquisition, we borrowed $292.1 million in the long-term capital markets, repaid all commercial paper borrowings and $14.9 million of debt of the acquired companies, and ended the year with $514.8 million in cash and equivalents.

In October 2003, following the acquisition of Nautica, Standard & Poor's Ratings Services affirmed its `A minus' long-term corporate credit and senior unsecured debt ratings for VF, as well as its `A-2' commercial paper rating. Standard & Poor's ratings outlook is ` stable. ' Also in October, Moody's Investors Service lowered VF's long-term debt rating to `A3' from `A2' and short-term debt rating to `Prime-2' from `Prime-1' and continued the ratings outlook as `negative'. Based on current conditions, we do not believe that the negative rating change by Moody's will have a material impact on VF's ability to issue long or short-term debt. Existing debt agreements do not contain acceleration of maturity clauses based on changes in credit ratings.

Capital expenditures were $86.6 million in 2003, compared with $64.5 million and $78.3 million in 2002 and 2001, respectively. Capital expenditures each year generally relate to maintenance spending in our worldwide manufacturing and other facilities. We expect that capital spending could reach $90 million in 2004 and will be funded by cash flow from operations.

As discussed in the previous section, accumulated benefit obligations in VF's defined benefit pension plans exceeded the fair value of plan assets by $248.6 million at the plans' latest valuation date. We believe that retirement benefits are important for our associates, and accordingly we are committed to maintaining a well-funded pension plan. Although VF was not required by applicable law to make any funding contribution to the qualified pension plan trust in 2003 and will not be required to do so in 2004, we made cash contributions of $75.0 million in February 2003 and $55.0 million in January 2004. These contributions were significantly higher than our contributions of $20 million in each of the prior two years. We will continue to monitor the funded status of the plan and evaluate future funding levels. VF has adequate liquidity to meet future funding requirements.

By early 2002, all of the Series B Convertible Preferred Stock had been allocated to participant accounts in the 401(k) savings plan. Since then, VF matching contributions to the savings plan have been made in cash instead of Preferred Stock. This change has not had a significant effect on VF's liquidity.

During 2003, VF purchased 1.7 million shares of its Common Stock in open market transactions at a cost of $61.4 million (average price of $36.55 per share) and in 2002 purchased 3.0 million shares at a cost of $124.6 million (average price of $41.54 per share). Under its current authorization from the Board of Directors, VF may purchase up to an additional 5.3 million shares. We suspended the share repurchase program during the second quarter of 2003 because of the purchase of Nautica. Depending on business acquisition opportunities that may arise, we could resume this program during 2004.

Cash dividends totaled $1.01 per common share in 2003, compared with $.97 in 2002 and $.93 in 2001. The dividend payout rate was 28% in 2003 based on income from continuing operations, compared with payout rates of 30% in 2002 and 49% in 2001. The current indicated annual dividend rate for 2004 is $1.04 per share.

Management believes that VF's cash balances and funds provided by operations, as well as unused credit lines, additional borrowing capacity and access to equity markets, taken as a whole, provide liquidity to meet all of its obligations when due and flexibility to meet investment opportunities that may arise. Specifically, we believe VF has adequate liquidity to repay the $100.0 million and $300.0 million of long-term debt obligations due in June and October 2005, respectively. Following is a summary of VF's fixed obligations at the end of 2003 that will require the use of funds:

                                                                          Payments Due by Period
                                           -------------------------------------------------------------------------------------
     In millions              Total           2004           2005           2006           2007           2008        Thereafter
                            ----------     ----------     ----------     ----------     ----------     ----------     ----------
Long-term debt              $    972.3     $      1.1     $    401.2     $     34.3     $     34.4     $      0.9     $    500.4
Operating leases                 369.5           78.3           64.7           53.0           41.1           35.1           97.3
Minimum royalty payments          87.6           23.2           17.9           18.8           19.2            4.3            4.2
Purchase obligations *           573.1          557.3            9.6            4.0            1.8            0.4              -
Other liabilities                266.9           23.4           22.2           25.5           18.8           17.0          160.0
                            ----------     ----------     ----------     ----------     ----------     ----------     ----------

Total                       $  2,269.4     $    683.3     $    515.6     $    135.6     $    115.3     $     57.7     $    761.9
                            ==========     ==========     ==========     ==========     ==========     ==========     ==========

* The 2004 obligations primarily represent raw material and finished goods purchase obligations in the ordinary course of business that are payable upon satisfactory receipt of the inventory by VF.

We have other financial commitments at the end of 2003 that may require the use of funds under certain circumstances:

- Shares of Series B Convertible Preferred Stock have been issued to participants as matching contributions under the Employee Stock Ownership Plan. If requested by the trustee of the ESOP, VF has an obligation to redeem Preferred Stock held in participant accounts and to pay each participant the value of their account. The amounts of these redemptions vary based on the conversion value of the Preferred Stock. In 2003, no funds were required as the ESOP trustee elected to convert the Preferred Stock of withdrawing participants into shares of Common Stock. Payments made for redemption of Preferred Stock were $5.8 million in 2002 and $2.6 million in 2001.

- VF has entered into $72.3 million of surety bonds and standby letters of credit representing contingent guarantees of performance under self-insurance and other programs. These commitments would only be drawn upon if VF were to fail to meet its claims obligations.

RISK MANAGEMENT

VF is exposed to a variety of market risks in the ordinary course of business. We regularly assess these potential risks and manage our exposures to these risks through our operating and financing activities and, when appropriate, by utilizing natural hedges and by creating offsetting positions through the use of derivative financial instruments. We do not use derivative financial instruments for trading or speculative purposes.

We limit the risk of interest rate fluctuations on net income and cash flows by managing our mix of fixed and variable interest rate debt. In addition, we may also use derivative financial instruments to minimize our interest rate risk. Since our long-term debt has fixed interest rates, our primary interest rate exposure relates to changes in interest rates on short-term borrowings, which averaged $123 million during 2003. However, any change in interest rates would also affect interest income earned on VF's cash equivalents on deposit. Based on average amounts of short-term borrowings and of cash on deposit during 2003, the effect of a hypothetical 1.0% change in interest rates on reported net income would not be material.

VF has foreign businesses that operate in functional currencies other than the United States dollar (except in Turkey, where we use the United States dollar because of the high inflation rate in that country). Assets and liabilities in these foreign businesses are subject to fluctuations in foreign currency exchange rates. Investments in these primarily European and Latin American businesses are considered to be long-term investments, and accordingly, foreign currency translation effects on those net assets are included in a component of Accumulated Other Comprehensive Income (Loss) in Common Stockholders' Equity. We do not hedge these net investments and do not hedge the translation of foreign currency operating results into the United States dollar.

A growing percentage of the total product needs to support our domestic and European businesses are manufactured in our plants in foreign countries or by foreign contractors. We monitor net foreign currency market exposures and may in the ordinary course of business enter into foreign currency forward exchange contracts to hedge specific foreign currency transactions or anticipated cash flows. Use of these financial instruments allows us to reduce VF's overall exposure to exchange rate movements, since gains and losses on these contracts will offset the losses and gains on the transactions being hedged. Our practice is to hedge a portion of our significant net foreign currency cash flows, by buying or selling United States dollar contracts against various currencies, relating to cross-border inventory purchases and production costs, product sales and intercompany royalty payments anticipated for the following 12 months.

If there were a hypothetical adverse change in foreign currency exchange rates of 10% relative to the United States dollar, the expected effect on the fair value of the hedging contracts outstanding at January 3, 2004 would be approximately $19 million. Based on changes in the timing and amount of foreign currency exchange rate movements, actual gains and losses could differ.

VF has nonqualified deferred compensation plans in which liabilities accrued for the plans' participants are based on market values of investment funds that are selected by the participants. The risk of changes in the market values of the participants' underlying investment selections is hedged by VF's investments in a portfolio of securities, including variable life insurance contracts, that substantially mirror the investment selections underlying the deferred compensation liabilities. These VF-owned investment securities are held in irrevocable trusts. Increases and decreases in deferred compensation liabilities are substantially offset by corresponding increases and decreases in the market value of VF's investments, resulting in a negligible net exposure to our operating results and financial position.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have chosen accounting policies that we believe are appropriate to accurately and fairly report VF's operating results and financial position in conformity with accounting principles generally accepted in the United States. We apply these accounting policies in a consistent manner. Our significant accounting policies are summarized in Note A to the consolidated financial statements.

The preparation of financial statements requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. These estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. We evaluate these estimates and assumptions on an ongoing basis and may retain outside consultants to assist in our evaluation. Actual results may differ from these estimates.

We believe the following accounting policies involve the most significant management judgments and estimates used in preparation of our consolidated financial statements or are the most sensitive to change from outside factors. We have discussed the application of these critical accounting policies and estimates with the Audit Committee of our Board of Directors.

- Inventories - Our inventories are stated at the lower of cost or market value. We review all of our inventory each quarter on the basis of individual style-size-color stockkeeping units (SKUs) to identify excess or slow moving products, discontinued and to-be-discontinued products, and off-quality merchandise. This review covers inventory on hand, as well as current production or purchase commitments. For those units in inventory that are so identified, we estimate their market value based on current realization trends. This evaluation, performed using a systematic and consistent methodology, requires forecasts of future demand, market conditions and selling prices. If the forecasted selling price is less than cost, we provide an allowance to reflect the lower value of that inventory. This methodology recognizes forecasted inventory losses, on an individual SKU basis, at the time such losses are evident rather than at the time goods are actually sold.

- Long-lived assets - Our depreciation policies for our property, plant and equipment and our amortization policies for our definite-lived intangible assets reflect judgments on the estimated economic lives of these assets. We review these assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. We measure recoverability of the carrying value of these assets by comparison with undiscounted cash flows expected to be generated by those assets. These evaluations have not resulted in any significant impairment adjustments during the past three years, except for those made in conjunction with restructuring actions taken in 2002 and 2001.

     In connection with our adoption of FASB Statement No. 142, Goodwill and Other Intangible Assets, as of the beginning of 2002, we performed a review of our goodwill for possible impairment. The review required that we estimate the fair value of our business units having goodwill. Fair value was based on the present value of expected future cash flows, which required judgment and estimation about future market conditions, future sales and profitability, and a discount rate commensurate with the risk inherent in each business unit. We engaged an independent valuation firm to assist management in determining the fair value of these business units. The write-down resulting from this review was recorded as the cumulative effect of a change in accounting policy as of the beginning of 2002.

     This Statement also requires us to reevaluate goodwill and indefinite-lived intangible assets in all business units at least annually or more frequently if there is an indication of possible impairment. We perform this annual review during the fourth quarter of each year. For 2003, the indicated fair value of the goodwill and indefinite-lived intangible assets in the respective business units exceeded the carrying amount of those assets, and no further evaluation was necessary. For 2002, we determined that $2.3 million of goodwill in our childrenswear business unit was impaired and, accordingly, recorded an impairment charge in the fourth quarter of 2002.

     We recorded the property, plant and equipment acquired in our 2003 acquisition of Nautica at the fair value of those assets, most of which had been acquired within the prior three years.

     We recorded Nautica's intangible assets at their fair values based on an independent appraisal.

- Pension obligations - VF sponsors defined benefit pension plans as a key retirement benefit for most domestic employees. Since pension obligations will ultimately be settled far in the future, determination of annual pension expense is subject to assumptions and estimation. The principal assumptions are summarized in Note L to the consolidated financial statements. We review these assumptions annually and modify them based on current rates and trends. Actual results may vary from the actuarial assumptions used.

     One of the critical assumptions used in the actuarial model is the discount rate. The rate we use is based on market interest rates for high quality corporate debt instruments at our annual September 30 valuation date and is therefore subject to change each year based on current market conditions. The discount rate is used to estimate the present value of our accumulated and projected benefit obligations at the valuation date. The 0.75% reduction in the discount rate in 2003 resulted in a higher present value of benefit obligations at the end of 2003, which in turn leads to higher pension expense in future years.

     Another critical assumption is the expected long-term rate of return on the plan's investment assets. Because the rate of return is a long-term assumption, it generally does not change each year. This rate is determined in consultation with our independent actuary and is based on several factors, including the plan's mix of investment assets, historic market returns on those assets and current market conditions. We have used an 8.75% return assumption in each of the last three years, which has been less than our actual compounded annual return over the last 15 years. Based on a current evaluation of the factors mentioned above, we will be using an 8.50% investment return assumption for 2004.

     The sensitivity of changes in these valuation assumptions on our annual pension expense and on our plans' projected benefit obligations (PBO), all other factors being equal, is illustrated by the following:

                                                        Increase (Decrease) in
                                                    -------------------------------
             Dollars in millions                    Pension Expense         PBO
                                                    ---------------     -----------
0.50% decrease in discount rate                     $            14     $        76
0.50% increase in discount rate                                 (13)            (70)

0.50% decrease in expected investment return                      3
0.50% increase in expected investment return                     (3)

     Differences between actual results and actuarial assumptions are accumulated and amortized over future periods. During the last three years, actual results have differed significantly from actuarial assumptions. Our pension plan liabilities increased substantially as a result of the decline in the discount rate over the last three years. Our actual investment return on pension plan assets was significantly below the assumed rate in 2001 and 2002 due to the overall decline in the securities markets, but actual returns exceeded the assumed rate in 2003. At our 2003 valuation date, we had $321.4 million of accumulated net unrecognized losses. These net unrecognized losses are amortized over periods of up to ten years.

     The cost of pension benefits earned by our employees (commonly called service cost) has averaged $18.8 million per year over the last three years. However, pension expense recognized in our financial statements has varied significantly from that average annual service cost due to the amortization of accumulated net unrecognized gains and losses. Our recorded pension expense for continuing operations was $55.7 million in 2003, compared with $26.2 million in 2002 (including a $2.4 million partial plan curtailment charge) and $15.5 million in 2001 (including an $11.6 million curtailment charge). The 2003 expense was higher than the average annual service cost because it included a significant cost component for amortization of net unrecognized losses. On the other hand, the 2001 pension expense was less than the average annual cost service because expense in that year included a credit for amortization of net unrecognized gains.

     Our accumulated benefit obligations exceeded the fair value of plan assets at our most recent valuation date. Accordingly, we have recorded a minimum pension liability of $199.2 million. The amount of the liability, along with the related charge to Common Stockholders' Equity, could change significantly in future years depending on securities market fluctuations affecting actual earnings of the pension plan assets, interest rates and the level of VF contributions to the plan. To improve the funded status of the plan, we made a $55.0 million contribution to the plan in January 2004 and a $75.0 million contribution in 2003.

- Restructuring charges - We have provided restructuring charges as we have reduced our manufacturing, marketing and administrative cost structure and exited underperforming businesses in 2002 and 2001. We have also recognized liabilities assumed in business acquisitions where it is our intent to exit certain activities or terminate certain employees as we integrate the operations of the acquired company with those of VF. Principal costs relate to workforce reduction and consolidation and elimination of facilities. Severance and related charges are accrued based on an estimate of amounts that will be paid to affected employees. Asset impairment charges related to the consolidation or closure of manufacturing or distribution facilities are based on an estimate of expected sales proceeds for the real estate and equipment. Plans to exit facilities may result in charges for lease termination and losses for future lease payments, net of estimated sublease income. Losses may also result from termination of existing contracts.

     We reassess the individual accrual requirements at the end of each reporting period. If circumstances change, causing current estimates to differ from original estimates, adjustments are recorded in the period of change. Restructuring charges, and adjustments of those charges, are summarized in Notes B and P to the consolidated financial statements.

- Income taxes - VF's income tax returns are regularly examined by federal, state and foreign tax authorities. These audits may result in proposed adjustments. We, in consultation with our independent advisers, have reviewed all issues raised upon examination and other possible exposures and have accrued amounts that reflect our best estimate of the probable outcome related to these matters. We do not anticipate any material impact on earnings from their ultimate resolution.

     We have recorded net deferred income tax assets related to operating loss carryforwards at the amounts of benefits expected to be ultimately realized. An adjustment to income tax expense would be required in a future period if we determine that the amount of deferred tax assets to be realized differs from the net recorded amount.

     We have not provided United States income taxes on a portion of our foreign subsidiaries' undistributed earnings because we intend to invest those earnings indefinitely. If we were to decide to remit those earnings to the United States in a future period, our provision for income taxes could increase in that period.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

From time to time, we may make oral or written statements, including statements in this Annual Report, that constitute "forward-looking statements" within the meaning of the federal securities laws. This includes statements concerning plans, objectives, projections and expectations relating to VF's operations or economic performance, and assumptions related thereto.

Forward-looking statements are made based on our expectations and beliefs concerning future events impacting VF and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and actual results could differ materially from those expressed or implied in the forward-looking statements.

Important factors that could cause the actual results of operations or financial condition of VF to differ include, but are not limited to, the overall level of consumer spending for apparel; changes in trends in the segments of the market in which VF competes; competitive conditions in and financial strength of our customers and of our suppliers; actions of competitors, customers, suppliers and service providers that may impact VF's business; the availability of new acquisitions that increase shareholder value; our ability to successfully integrate and to achieve sales and earnings growth from new acquisitions; our ability to complete planned divestitures; terrorist actions; and the impact of economic and political factors in the markets where VF competes, such as recession or changes in interest rates, currency exchange rates, price levels, capital market valuations and other factors over which we have no control.

                                                                      EXHIBIT 13

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
VF Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and common stockholders' equity present fairly, in all material respects, the financial position of VF Corporation and its subsidiaries at January 3, 2004 and January 4, 2003, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 3, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the consolidated financial statements, the Company changed its accounting policy for goodwill and other intangible assets in 2002.

PricewaterhouseCoopers LLP
Greensboro, North Carolina
February 11, 2004

VF CORPORATION
CONSOLIDATED BALANCE SHEETS

                                                                              JANUARY 3      JANUARY 4
              In thousands, except share amounts                                 2004           2003
                                                                             -----------    -----------
ASSETS
CURRENT ASSETS
     Cash and equivalents                                                    $   514,785    $   496,367
     Accounts receivable, less allowances of $65,769 in 2003
          and $48,227 in 2002                                                    633,863        587,859
     Inventories                                                                 932,985        830,518
     Deferred income taxes                                                        90,955        117,214
     Other current assets                                                         33,347         37,299
     Current assets of discontinued operations                                     2,596          5,283
                                                                             -----------    -----------
          Total current assets                                                 2,208,531      2,074,540

PROPERTY, PLANT AND EQUIPMENT                                                    591,680        566,546
INTANGIBLE ASSETS                                                                318,634              -
GOODWILL                                                                         700,972        473,355
DEFERRED INCOME TAXES                                                            117,436        141,375
OTHER ASSETS                                                                     308,299        244,829
NONCURRENT ASSETS OF DISCONTINUED OPERATIONS                                           -          2,506
                                                                             -----------    -----------

                                                                             $ 4,245,552    $ 3,503,151
                                                                             ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Short-term borrowings                                                   $    33,948    $    60,918
     Current portion of long-term debt                                             1,144            778
     Accounts payable                                                            315,219        298,456
     Accrued liabilities                                                         515,630        502,057
     Current liabilities of discontinued operations                                5,916         12,635
                                                                             -----------    -----------
          Total current liabilities                                              871,857        874,844

LONG-TERM DEBT                                                                   956,383        602,287
OTHER LIABILITIES                                                                436,018        331,270

REDEEMABLE PREFERRED STOCK                                                        29,987         36,902

COMMON STOCKHOLDERS' EQUITY
     Common Stock, stated value $1; shares authorized, 300,000,000;
          shares outstanding, 108,170,091 in 2003 and 108,525,368 in 2002        108,170        108,525
     Additional paid-in capital                                                  964,990        930,132
     Accumulated other comprehensive income (loss)                              (189,455)      (214,141)
     Retained earnings                                                         1,067,602        833,332
                                                                             -----------    -----------

          Total common stockholders' equity                                    1,951,307      1,657,848
                                                                             -----------    -----------

                                                                             $ 4,245,552    $ 3,503,151
                                                                             ===========    ===========

See notes to consolidated financial statements.

VF CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

                                                                     FISCAL YEAR ENDED
                                                         ------------------------------------------
                                                          JANUARY 3     JANUARY 4       DECEMBER 29
      In thousands, except per share amounts                2004           2003             2001
                                                         -----------    -----------     -----------
NET SALES                                                $ 5,207,459    $ 5,083,523     $ 5,220,417

COSTS AND OPERATING EXPENSES
     Cost of goods sold                                    3,262,375      3,254,008       3,504,233
     Marketing, administrative and general expenses        1,331,814      1,229,902       1,247,000
     Royalty income and other                                (31,619)       (24,587)        (23,056)
     Goodwill impairment                                           -          2,276           3,963
     Goodwill amortization                                         -              -          33,850
                                                         -----------    -----------     -----------
                                                           4,562,570      4,461,599       4,765,990
                                                         -----------    -----------     -----------
OPERATING INCOME                                             644,889        621,924         454,427

OTHER INCOME (EXPENSE)
     Interest income                                          11,456          7,397           6,807
     Interest expense                                        (61,368)       (71,325)        (93,364)
     Miscellaneous, net                                        3,529          3,732           1,515
                                                         -----------    -----------     -----------
                                                             (46,383)       (60,196)        (85,042)
                                                         -----------    -----------     -----------
INCOME FROM CONTINUING OPERATIONS BEFORE
     INCOME TAXES                                            598,506        561,728         369,385

INCOME TAXES                                                 200,573        197,300         152,107
                                                         -----------    -----------     -----------

INCOME FROM CONTINUING OPERATIONS                            397,933        364,428         217,278
DISCONTINUED OPERATIONS                                            -          8,283         (79,448)
CUMULATIVE EFFECT OF CHANGE IN
     ACCOUNTING POLICY                                             -       (527,254)              -
                                                         -----------    -----------     -----------

NET INCOME (LOSS)                                        $   397,933    $  (154,543)    $   137,830
                                                         ===========    ===========     ===========
EARNINGS (LOSS) PER COMMON SHARE - BASIC
     Income from continuing operations                   $      3.67    $      3.26     $      1.90
     Discontinued operations                                       -            .08            (.71)
     Cumulative effect of change in accounting policy              -          (4.83)              -
     Net income (loss)                                          3.67          (1.49)           1.19

EARNINGS (LOSS) PER COMMON SHARE - DILUTED
     Income from continuing operations                   $      3.61    $      3.24     $      1.89
     Discontinued operations                                       -            .07            (.69)
     Cumulative effect of change in accounting policy              -          (4.69)              -
     Net income (loss)                                          3.61          (1.38)           1.19

CASH DIVIDENDS PER COMMON SHARE                          $      1.01    $       .97     $       .93

See notes to consolidated financial statements.

VF CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                     FISCAL YEAR ENDED
                                                              -------------------------------------
                                                              JANUARY 3    JANUARY 4    DECEMBER 29
                      In thousands                              2004         2003           2001
                                                              ---------    ---------    -----------
NET INCOME (LOSS)                                             $ 397,933    $(154,543)   $   137,830

OTHER COMPREHENSIVE INCOME (LOSS)
     Foreign currency translation
          Amount arising during year                             89,000       40,693        (24,340)
               Less income tax effect                           (40,157)     (15,252)         6,317

     Minimum pension liability adjustment
          Amount arising during year                            (52,691)    (205,080)        (2,504)
               Less income tax effect                            20,335       78,239            851

     Derivative financial instruments
          Amount arising during year                            (14,492)     (15,802)        14,161
               Less income tax effect                             5,536        6,168         (5,693)
          Reclassification to net income for
              (gains) losses realized                            15,817          280         (7,151)
               Less income tax effect                            (6,042)        (107)         2,875

     Unrealized gains and losses on marketable securities
          Amount arising during year                             13,730       (3,184)          (952)
               Less income tax effect                            (5,369)       1,255            373
          Reclassification to net income for
               (gains) losses realized                           (1,613)       2,763          1,502
               Less income tax effect                               632       (1,074)          (604)
                                                              ---------    ---------    -----------

COMPREHENSIVE INCOME (LOSS)                                   $ 422,619    $(265,644)   $   122,665
                                                              =========    =========    ===========

See notes to consolidated financial statements.

VF CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        FISCAL YEAR ENDED
                                                              --------------------------------------
                                                              JANUARY 3     JANUARY 4    DECEMBER 29
                       In thousands                             2004          2003          2001
                                                              ---------     ---------    -----------
OPERATIONS

     Net income (loss)                                        $ 397,933     $(154,543)   $   137,830
     Adjustments to reconcile net income (loss)
          to cash provided by operating activities
          of continuing operations:
          Discontinued operations                                     -        (8,283)        79,448
          Cumulative effect of change in accounting policy            -       527,254              -
          Restructuring costs                                         -        26,342        104,777
          Depreciation                                          104,463       107,398        125,715
          Goodwill amortization and impairment                        -         2,276         33,850
          Other amortization                                     13,913        14,247         12,343
          Provision for doubtful accounts                        11,197        18,490         28,710
          Pension expense                                       (21,785)        3,770         (6,533)
          Deferred income taxes                                  30,961        70,849        (14,750)
          Other, net                                             13,889       (12,225)       (20,398)
          Changes in current assets and liabilities:
               Accounts receivable                               47,502       (24,077)        68,912
               Inventories                                       61,596        43,253        170,554
               Other current assets                              22,865          (135)        (9,411)
               Accounts payable                                 (60,636)       54,123        (70,422)
               Accrued compensation                             (42,823)       28,697          3,445
               Accrued restructuring                            (25,392)      (44,798)       (40,755)
               Other accrued liabilities                         (9,979)       (7,054)        (2,759)
                                                              ---------     ---------    -----------
          Cash provided by operating activities of
               continuing operations                            543,704       645,584        600,556

INVESTMENTS
     Capital expenditures                                       (86,619)      (64,503)       (78,320)
     Business acquisitions, net of cash acquired               (578,038)       (1,342)        (5,057)
     Software purchases                                         (12,775)      (12,141)       (15,904)
     Sale of property, plant and equipment                       17,964        25,731          9,611
     Other, net                                                     (51)        7,675         (1,163)
                                                              ---------     ---------    -----------
          Cash used by investing activities of
               continuing operations                           (659,519)      (44,580)       (90,833)

FINANCING
     Decrease in short-term borrowings                          (30,080)      (16,586)       (61,850)
     Proceeds from long-term debt                               292,110             -              -
     Payments on long-term debt                                 (16,183)     (301,564)      (114,302)
     Purchase of Common Stock                                   (61,400)     (124,623)      (146,592)
     Cash dividends paid                                       (111,258)     (108,773)      (106,864)
     Proceeds from issuance of Common Stock                      32,631        39,753         44,632
     Other, net                                                    (510)       (8,290)         7,193
                                                              ---------     ---------    -----------
          Cash provided (used) by financing activities of
               continuing operations                            105,310      (520,083)      (377,783)

NET CASH PROVIDED (USED) BY DISCONTINUED OPERATIONS              (1,417)       69,899         81,876
EFFECT OF FOREIGN CURRENCY RATE CHANGES ON CASH                  30,340        13,498           (658)
                                                              ---------     ---------    -----------

NET CHANGE IN CASH AND EQUIVALENTS                               18,418       164,318        213,158

CASH AND EQUIVALENTS - BEGINNING OF YEAR                        496,367       332,049        118,891
                                                              ---------     ---------    -----------

CASH AND EQUIVALENTS - END OF YEAR                            $ 514,785     $ 496,367    $   332,049
                                                              =========     =========    ===========

See notes to consolidated financial statements.

VF CORPORATION
CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

                                                                               ACCUMULATED
                                                                ADDITIONAL        OTHER
                                                     COMMON      PAID-IN      COMPREHENSIVE      RETAINED
                 In thousands                        STOCK       CAPITAL       INCOME (LOSS)     EARNINGS
                                                   ---------    ----------    -------------     -----------
BALANCE, DECEMBER 30, 2000                         $ 112,259    $  833,441    $     (87,875)    $ 1,333,988
     Net income                                            -             -                -         137,830
     Cash dividends:
          Common Stock                                     -             -                -        (103,717)
          Series B Convertible Preferred Stock             -             -                -          (3,147)
     Tax benefit from Preferred Stock dividends            -             -                -             132
     Redemption of Preferred Stock                         -             -                -          (2,571)
     Purchase of treasury shares                      (4,000)            -                -        (142,592)
     Stock compensation plans, net                     1,694        51,197                -            (124)
     Common Stock held in trust for
          deferred compensation plans                     45             -                -           1,401
     Foreign currency translation                          -             -          (18,023)              -
     Minimum pension liability adjustment                  -             -           (1,653)              -
     Derivative financial instruments                      -             -            4,192               -
     Unrealized gains on investment securities             -             -              319               -
                                                   ---------    ----------    -------------     -----------
BALANCE, DECEMBER 29, 2001                           109,998       884,638         (103,040)      1,221,200
     Net loss                                              -             -                -        (154,543)
     Cash dividends:
          Common Stock                                     -             -                -        (106,018)
          Series B Convertible Preferred Stock             -             -                -          (2,755)
     Tax benefit from Preferred Stock dividends            -             -                -              12
     Redemption of Preferred Stock                         -             -                -          (5,780)
     Conversion of Preferred Stock                       182             -                -           3,332
     Purchase of treasury shares                      (3,000)            -                -        (121,623)
     Stock compensation plans, net                     1,345        45,494                -            (381)
     Common Stock held in trust for
          deferred compensation plans                      -             -                -            (112)
     Foreign currency translation                          -             -           25,441               -
     Minimum pension liability adjustment                  -             -         (126,841)              -
     Derivative financial instruments                      -             -           (9,461)              -
     Unrealized losses on marketable securities            -             -             (240)              -
                                                   ---------    -----------   -------------     -----------

BALANCE, JANUARY 4, 2003                           $ 108,525    $  930,132    $    (214,141)    $   833,332

VF CORPORATION
CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
(continued)

                                                                                  ACCUMULATED
                                                                    ADDITIONAL      OTHER
                                                        COMMON       PAID-IN     COMPREHENSIVE    RETAINED
                   In thousands                          STOCK       CAPITAL      INCOME(LOSS)    EARNINGS
                                                       ---------    ----------   -------------   -----------
BALANCE, JANUARY 4, 2003                               $ 108,525     $ 930,132   $    (214,141)  $   833,332
     Net income                                                -             -               -       397,933
     Cash dividends:
          Common Stock                                         -             -               -      (109,020)
          Series B Convertible Preferred Stock                 -             -               -        (2,238)
     Conversion of Preferred Stock                           358             -               -         6,556
     Purchase of treasury shares                          (1,680)            -               -       (59,720)
     Stock compensation plans, net                           943        34,858               -          (333)
     Common Stock held in trust for
     deferred compensation plans                              24             -               -         1,092
     Foreign currency translation                              -             -          48,843             -
     Minimum pension liability adjustment                      -             -         (32,356)            -
     Derivative financial instruments                          -             -             819             -
     Unrealized gains on marketable securities                 -             -           7,380             -
                                                       ---------    ----------   -------------   -----------

BALANCE, JANUARY 3, 2004                               $ 108,170    $  964,990   $    (189,455)  $ 1,067,602
                                                       =========    ==========   =============   ===========

See notes to consolidated financial statements.

VF CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 3, 2004

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS: VF Corporation (VF) is a U.S.-based multinational corporation that designs and manufactures or sources from independent contractors a variety of apparel for all ages. VF is a consumer apparel company with significant market shares in jeanswear, sportswear, intimate apparel and outdoor apparel marketed primarily under VF-owned brand names. VF is also a leader in occupational apparel and in daypacks, backpacks and technical outdoor equipment.

VF markets these products to a broad customer base of department, discount and specialty stores throughout the world. VF's ten largest customers, all U.S.-based retailers, accounted for 40.7% of consolidated 2003 sales and 30.7% of total receivables at the end of 2003. Considering this concentration, VF continuously monitors the creditworthiness of its customers and has established internal policies regarding customer credit limits.

BASIS OF PRESENTATION: The financial position, results of operations and cash flows of two businesses that were disposed of during 2002 have been presented as discontinued operations for all periods. See Note C.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of VF and its wholly owned subsidiaries, after elimination of intercompany transactions and profits. Investments in two 50%-owned joint ventures are accounted for using the equity method of accounting.

FOREIGN CURRENCY TRANSLATION: Financial statements of most foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities denominated in a foreign currency are translated into U.S. dollars using exchange rates in effect at the balance sheet date, and income statement elements are translated at average exchange rates during the year. Translation gains and losses are reported in Accumulated Other Comprehensive Income (Loss). For foreign subsidiaries that use the U.S. dollar as their functional currency, the effects of remeasuring assets and liabilities into U.S. dollars is included in income. Also included in income are net transaction gains of $5.3 million in 2003, $3.1 million in 2002 and $0.7 million in 2001 arising from transactions denominated in a currency other than the functional currency of a particular entity.

CASH AND EQUIVALENTS includes demand deposits and temporary investments that are readily convertible into cash and have an original maturity of three months or less.

INVENTORIES are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method for 66% of total 2003 inventories and 59% of 2002 inventories. For remaining inventories, cost is determined on the last-in, first-out (LIFO) method (primarily due to Internal Revenue Service conformity requirements where LIFO is used for income tax purposes). The LIFO method is used for jeanswear, wholesale sportswear and occupational apparel inventories located in the United States and Canada.

LONG-LIVED ASSETS: Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 10 years for machinery and equipment and up to 40 years for buildings. Intangible assets, other than those having indefinite lives, are amortized over their estimated useful lives using straight-line or accelerated methods. The useful lives of property and intangible assets are reviewed annually.

VF's policy is to evaluate property and amortizable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss would be recorded if undiscounted future cash flows were not expected to be adequate to recover the assets' carrying value.

GOODWILL represents the excess of costs over the fair value of net tangible assets and identifiable intangible assets of businesses acquired. Through 2001, goodwill was amortized using the straight-line method over 10 to 40 years. Effective at the beginning of 2002, VF adopted Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets. Under this Statement, goodwill and intangible assets with indefinite useful lives are not amortized but must be tested at least annually at the individual reporting unit level to determine if a write-down in value is required. Other intangible assets are amortized over their estimated useful lives. The new Statement also required an initial test for write-down of existing goodwill and intangible assets to determine if the existing carrying value exceeded its fair value at the beginning of 2002.

In adopting the Statement, VF estimated the fair value of its individual business reporting units on a discounted cash flow basis. VF engaged an independent valuation firm to review the fair value of its business units and, where there was an indication that the recorded amount of goodwill might be greater than its fair value, to assist management in determining the amount of the possible write-down in value. This evaluation indicated that recorded goodwill exceeded its fair value at several business units where performance had not met management's expectations at the time of their acquisition. The fair values of the net tangible and intangible assets of these business units, and the related goodwill write-downs, were measured in accordance with the requirements of this Statement. The resulting write-downs of goodwill were primarily attributable to differences between the fair value approach under this Statement and the undiscounted cash flow approach used under previous accounting literature. The amount of write-down, and the business units accounting for the charges, are summarized by reportable segment as follows (in thousands):

  Business Segment           Amount                           Business Unit
  ----------------           ------                           -------------
Consumer Apparel           $  232,126       European intimate apparel, children's apparel and
                                            Latin American jeanswear
Occupational Apparel          109,543       Workwear
All Other                     185,585       Licensed knitwear

Accordingly, VF recorded a noncash charge of $527.3 million ($4.69 per diluted share), which was recognized as the cumulative effect of a change in accounting policy in the Consolidated Statement of Income at the beginning of 2002. There was no income tax effect for this charge.

Also under the new Statement, goodwill amortization is no longer required. The following presents adjusted net income and earnings per share for 2001 as if goodwill had not been required to be amortized in that year (in thousands, except per share amounts):

Net income, as reported                                       $    137,830
Add back goodwill amortization, net of income taxes                 33,153
                                                              ------------

Adjusted net income                                           $    170,983
                                                              ============
Earnings per share:
     Basic - as reported                                      $       1.19
     Add back goodwill amortization, net of income taxes              0.30
                                                              ------------

     Basic - as adjusted                                      $       1.49
                                                              ============

     Diluted - as reported                                    $       1.19
     Add back goodwill amortization, net of income taxes              0.30
                                                              ------------

     Diluted - as adjusted                                    $       1.49
                                                              ============

REVENUE RECOGNITION: Sales to wholesale customers are recognized when the risks and rewards of ownership have been transferred, which is when the product is received by the customer. Allowances for estimated returns and discounts and for sales incentive programs are recognized as reductions of sales when the sales are recorded. Sales incentive programs with retailers include stated discounts, discounts based on the retailer informally agreeing to advertise or promote the products, or margin support funds. Sales incentive programs directly with consumers include rebate and coupon offers. All allowances and sales incentive programs are based on historical customer claim rates and specific product circumstances. Sales at retail outlet stores are recognized at the time of sale to consumers.

COST OF GOODS SOLD for manufactured goods includes all materials, labor and overhead costs incurred in the production process. Cost of Goods Sold for purchased finished goods includes the purchase costs and related overhead. In both cases, overhead includes all costs related to obtaining the finished goods, including costs of planning, purchasing and sourcing, quality control, freight and duties.

MARKETING, ADMINISTRATIVE AND GENERAL EXPENSES includes marketing and advertising, warehousing, shipping and handling, administrative and general expenses. Advertising costs are expensed as incurred and totaled $258.6 million in 2003, $244.7 million in 2002 and $220.6 million in 2001. Advertising costs include cooperative advertising payments made to VF's customers as direct reimbursement of advertising costs incurred by those retailers for advertising VF's products. Cooperative advertising costs were $42.0 million in 2003, $40.0 million in 2002 and $33.9 million in 2001. Warehousing, shipping and handling costs totaled $234.8 million in 2003, $217.8 million in 2002 and $232.1 million in 2001.

ROYALTY INCOME AND OTHER: Royalty income is recognized at rates specified in the licensing contracts, based on the licensees' sales of licensed products to their customers. Royalty income is presented net of related expenses of $7.6 million in 2003, $4.6 million in 2002 and $4.7 million in 2001.

INCOME TAXES are provided for amounts of taxes payable or refundable in the current year and for expected future tax consequences of events that are recognized in financial statements in different periods than they are recognized in tax returns. As a result of timing of recognition and measurement differences between financial accounting standards and income tax laws, temporary differences arise between the amounts of pretax financial statement income and taxable income and between reported amounts of assets and liabilities in the Consolidated Balance Sheets and their respective tax bases. Net deferred income tax assets reported in the Consolidated Balance Sheets reflect estimated future tax effects attributable to the temporary differences and carryforwards, based on tax rates in effect for the years in which the differences are expected to reverse. Valuation allowances are used to reduce deferred tax assets to amounts considered likely to be realized. U.S. deferred income taxes are not provided on undistributed income of foreign subsidiaries where such earnings are considered to be permanently invested.

STOCK-BASED COMPENSATION is accounted for under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees. For stock option grants, compensation expense is not required, as all options have an exercise price equal to the market value of the underlying common stock at the date of grant. For grants of stock awards, compensation expense equal to the market value of the shares to be issued is recognized over the three year performance period being measured. For restricted stock grants, compensation expense equal to the market value of the shares at the date of grant is recognized over the vesting period. The following table presents the effects on net income and earnings per share if VF had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to all stock-based employee compensation:

           In thousands, except per share amounts                      2003            2002            2001
                                                                   ------------    -----------     -----------
Net income (loss), as reported                                     $    397,933    $  (154,543)    $   137,830
Add employee compensation expense for restricted stock
     grants and stock awards included in reported net income,
     net of income taxes                                                    990            627             852
Less total stock-based employee compensation expense
     determined under the fair value-based method,
     net of income taxes                                                (13,648)       (15,512)        (16,210)
                                                                   ------------    -----------     -----------

Pro forma net income (loss)                                        $    385,275    $  (169,428)    $   122,472
                                                                   ============    ===========     ===========
Earnings (loss) per common share:
     Basic - as reported                                           $       3.67    $     (1.49)    $      1.19
     Basic - pro forma                                                     3.55          (1.63)           1.05

     Diluted - as reported                                         $       3.61    $     (1.38)    $      1.19
     Diluted - pro forma                                                   3.49          (1.52)           1.05

Details of the stock compensation plan and of the fair value assumptions used above for stock options are described in Note O.

DERIVATIVE FINANCIAL INSTRUMENTS are measured at their fair value and are recognized as Other Current Assets or Accrued Liabilities in the Consolidated Balance Sheets. VF formally documents hedged transactions and hedging instruments, and assesses, both at the inception of the contract and on an ongoing basis, whether the hedging instruments are effective in offsetting changes in cash flows of the hedged transactions. VF does not use derivative financial instruments for trading or speculative purposes.

If certain conditions are met, a derivative may be specifically designated and accounted for as (1) a hedge of the exposure to variable cash flows for a forecasted transaction or (2) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment. The criteria used to determine if hedge accounting treatment is appropriate are (1) to designate and identify the appropriate hedging instrument to be used to reduce an identified underlying exposure and (2) to determine if there is a high correlation between the value of the hedging instrument and the identified underlying exposure. Changes in the fair value of derivatives accounted for as cash flow hedges are deferred in Other Comprehensive Income and are recognized in Net Income as an offset to the earnings impact of the hedged transaction at the time in which the hedged transaction affects earnings. Changes in the fair value of derivatives accounted for as fair value hedges are recognized in Miscellaneous Income as an offset to the earnings impact of the underlying hedged item. The changes in fair value, as evaluated and adjusted each quarter, are reported in earnings or deferred in Other Comprehensive Income, depending on the nature and effectiveness of the hedged item or the underlying risk. Any ineffectiveness in a hedging relationship is recorded immediately in earnings.

FISCAL YEAR: VF uses a 52/53 week fiscal year. Fiscal year 2003 ended on January 3, 2004 and consisted of 52 weeks. Fiscal year 2002 consisted of 53 weeks, and fiscal year 2001 consisted of 52 weeks.

RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform with the 2003 presentation.

USE OF ESTIMATES: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

NOTE B - ACQUISITIONS

On August 27, 2003, VF acquired all of the common stock of Nautica Enterprises, Inc. (Nautica) for a total cash consideration of $587.6 million. Nautica designs, sources and markets sportswear under the Nautica(R) and related brands. The Nautica(R) brand is licensed for apparel and accessories in the United States and many international markets, and for home furnishings and accessories in the United States. The Nautica acquisition (1) provides a growth platform for sportswear, which is a new product category for VF, (2) provides broader product capabilities related to a lifestyle brand and (3) significantly expands VF's presence in the department store and specialty store channels of distribution. The Nautica acquisition also included a chain of 115 Nautica(R) retail outlet stores, the premium Earl Jean(R) brand of jeans and sportswear and the John Varvatos(R) brand of designer sportswear, which VF intends to exit (Note C). Operating results of Nautica have been included in the consolidated financial statements since the date of acquisition.

In a separate transaction also closing on August 27, 2003, VF acquired from Mr. David Chu, an officer of Nautica, and from David Chu and Company, Inc., all of their rights to receive 50% of Nautica's net royalty income, along with their other rights in the Nautica(R) name, trademarks and intellectual property owned, held or used by Nautica. Under this agreement, VF paid Mr. Chu $38.0 million at closing and will pay $33.0 million on each of the third and fourth anniversaries of the closing. The future amounts do not bear interest and accordingly were recorded at their present value of $58.3 million. In each of the next five years, Mr. Chu has the right to receive 31.7% of the amount by which Nautica's gross royalty revenues exceed $34.7 million in any year, with such excess payments to be recorded as Goodwill. Gross royalty revenues currently approximate $29 million per year.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed for these two transactions (in thousands). This purchase price allocation is subject to adjustment over the first half of 2004 as VF management completes its assessment of possible restructuring initiatives.

Cash                                                           $     75,597
Other current assets                                                247,675
Property, plant and equipment                                        52,197
Intangible assets                                                   319,700
Other assets                                                         10,954
                                                               ------------

Total assets acquired                                               706,123
                                                               ------------

Current liabilities                                                 172,751
Long-term debt                                                       18,092
Other liabilities, primarily deferred income taxes                   48,595
                                                               ------------

Total liabilities assumed                                           239,438
                                                               ------------

Net assets acquired                                                 466,685

Goodwill                                                            217,178
                                                               ------------

Purchase price                                                 $    683,863
                                                               ============

Amounts assigned to intangible assets are based on an independent appraisal of their fair values. Management believes that the Nautica trademarks have an indefinite life. Amortizable intangible assets totaling $102.3 million consist principally of $89.5 million of licensing contracts and $9.7 million of customer relationships, which were determined to have weighted average useful lives of 30 years and 24 years, respectively, and are being amortized using accelerated methods. Factors that contributed to a purchase price that resulted in recognition of goodwill included (1) Nautica's profitability, (2) its experienced workforce, (3) VF's strategies for growth in sales, income and cash flows in the Nautica wholesale, retail and licensing businesses and (4) expected synergies with existing VF business units. Goodwill was assigned to the Consumer Apparel business segment, of which $51.6 million is expected to be deductible for income tax purposes.

The following unaudited pro forma results of operations assume that the acquisitions of Nautica and of the rights from Mr. Chu had occurred at the beginning of 2002:

In thousands, except per share amounts                        2003 *              2002
                                                          -------------      --------------
Net sales                                                 $   5,620,258      $    5,758,212
Income from continuing operations                               356,696             355,879
Net income (loss)                                               356,696            (163,092)

Earnings (loss) per common share - basic:
   Income from continuing operations                      $        3.29      $         3.18
   Net income (loss)                                               3.29               (1.57)

Earnings (loss) per common share - diluted:
   Income from continuing operations                      $        3.23      $         3.16
   Net income (loss)                                               3.23               (1.46)

* Pro forma operating results for 2003 include expenses totaling $35.6 million ($0.24 basic and $0.23 diluted EPS) for settlement of stock options and other transaction expenses incurred by Nautica related to its acquisition by VF.

VF completed two other acquisitions during 2003 for a total consideration of $3.7 million. Included was the acquisition of a business having rights to manufacture and market certain apparel products under license from Harley-Davidson Motor Company for a purchase price of $3.1 million. Contingent consideration of up to $1.3 million is payable if certain sales targets are achieved over each of the years through 2006. For 2003, $0.3 million of contingent consideration was earned and capitalized as an additional licensing intangible asset. Pro forma operating results for prior periods are not presented due to immateriality.

VF accrued various restructuring charges in connection with these acquisitions. The charges relate to severance and lease termination costs. Remaining cash payments related to these actions will be substantially completed during 2004. Activity in the restructuring accruals is summarized as follows:

                                                     FACILITIES       LEASE
        In thousands                   SEVERANCE     EXIT COSTS    TERMINATION      TOTAL
                                      -----------    ----------    -----------   ----------
Accrual for 2003 acquisitions         $    6,564     $      403    $    13,603   $   20,570
Cash payments                               (520)             -           (655)      (1,175)
                                      -----------    ----------    -----------   ----------

Balance, January 3, 2004              $    6,044     $      403    $    12,948   $   19,395
                                      ===========    ==========    ===========   ==========

NOTE C - DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

As part of the Strategic Repositioning Program in the fourth quarter of 2001 (Note P), management announced a plan to exit the Private Label knitwear business unit, which was a vertically integrated textile business that manufactured and marketed fleece and T-shirts to domestic customers. Management also decided to exit the Jantzen swimwear business. During that quarter, VF recorded a pretax charge of $105.6 million for disposition of the knitwear business, of which $33.5 million related to the write-off of intangible assets, and a pretax charge of $5.8 million for disposition of the swimwear business. Jantzen had been part of the Consumer Apparel business segment; Private Label knitwear, All Other segment.

 Liquidation of the Private Label knitwear business began in late 2001 and was substantially completed during the third quarter of 2002. The Jantzen(R) trademarks and certain other assets of this swimwear business were sold in March 2002 for $24.0 million, resulting in a gain of $1.4 million. Liquidation of the remaining Jantzen inventories and other assets was substantially completed during the third quarter of 2002. Both the Private Label knitwear and the Jantzen businesses are accounted for as discontinued operations in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Accordingly, the results of operations, assets, liabilities and cash flows of these businesses are separately presented as discontinued operations in the accompanying financial statements.

Summarized operating results for these discontinued businesses are as follows:

                     In thousands                                2003        2002             2001
                                                               --------    ---------      ----------
Net sales                                                      $      -    $  97,981      $  298,388
                                                               ========    =========      ==========
Income (loss) before income taxes, including
       gain on disposal of $1.4 million in 2002
       and loss on disposal of $111.4 million in 2001          $      -    $  13,470      $ (106,584)
Income taxes (benefit)                                                -        5,187         (27,136)
                                                               --------    ---------      ----------

Income (loss) from discontinued operations                     $      -    $   8,283      $  (79,448)
                                                               ========    =========      ==========

Summarized assets and liabilities of the discontinued operations presented separately in the Consolidated Balance Sheets are as follows:

                   In thousands                                          2003          2002
                                                                      -----------    --------
Accounts receivable, net                                              $       723    $  2,273
Other current assets, primarily deferred income taxes                       1,873       3,010
                                                                      -----------    --------

Current assets of discontinued operations                             $     2,596    $  5,283
                                                                      ===========    ========

Property, plant and equipment, net                                    $         -    $  2,500
Other assets                                                                    -           6
                                                                      -----------    --------

Noncurrent assets of discontinued operations                          $         -    $  2,506
                                                                      ===========    ========

Accounts payable                                                      $         -    $    133
Accrued liabilities                                                         5,916      12,502
                                                                      -----------    --------

Current liabilities of discontinued operations                        $     5,916    $ 12,635
                                                                      ===========    ========

The children's playwear business (consisting of the Healthtex(R) and licensed Nike(R) brands) and the John Varvatos(R) brand business (acquired as part of the Nautica acquisition) are held for sale and are being actively marketed at the end of 2003. These businesses contributed sales of $148.5 million, $173.2 million and $196.4 million and operating income (loss) of $(10.8) million, $(3.4) million and $3.5 million in 2003, 2002 and 2001, respectively. Operating results include a $2.3 million goodwill impairment charge in 2002 for the playwear business. Both businesses are part of the Consumer Apparel segment.

Assets and liabilities of these two businesses included in the respective captions of the Consolidated Balance Sheets are summarized as follows:

               In thousands                    2003              2002
                                           -------------    -------------
Accounts receivable, net                   $      12,958    $      21,345
Inventories                                       35,082           38,145
Property, plant and equipment, net                14,305           20,037
Other, primarily deferred income taxes             7,521            5,824
                                           -------------    -------------

                                           $      69,866    $      85,351
                                           =============    =============

Accounts payable                           $      11,162    $      11,295
Accrued liabilities                                7,274           10,019
                                           -------------    -------------

                                           $      18,436    $      21,314
                                           =============    =============

NOTE D - INVENTORIES

               In thousands                    2003              2002
                                           -------------    -------------
Finished products                          $     714,867    $     587,954
Work in process                                   91,593          110,383
Materials and supplies                           126,525          132,181
                                           -------------    -------------

                                           $     932,985    $     830,518
                                           =============    =============

NOTE E - PROPERTY, PLANT AND EQUIPMENT

               In thousands                    2003              2002
                                           -------------    -------------
Land                                       $      52,124    $      48,566
Buildings                                        479,725          462,792
Machinery and equipment                        1,027,997        1,027,911
                                           -------------    -------------

                                               1,559,846        1,539,269
Less accumulated depreciation                    968,166          972,723
                                           -------------    -------------

                                           $     591,680    $     566,546
                                           =============    =============

NOTE F - INTANGIBLE ASSETS

                                                                            JANUARY 3, 2004
                                                            -----------------------------------------------
                                             WEIGHTED           GROSS                             NET
                                              AVERAGE         CARRYING        ACCUMULATED       CARRYING
         Dollars in thousands                  LIFE *           AMOUNT        AMORTIZATION       AMOUNT
                                           -------------    -------------    -------------    -------------
Amortizable intangible assets:
     License agreements                      30 years       $      89,500    $       1,148    $      88,352
     Customer relationships                  24 years              10,200              233            9,967
     Other                                    5 years               5,090            2,175            2,915
                                                                                              -------------

Total amortized intangible assets, net                                                              101,234

Indefinite-lived intangible assets:
     Nautica trademarks                                                                             217,400
                                                                                              -------------

Total intangible assets, net                                                                  $     318,634
                                                                                              =============

* Amortization of license agreements and customer relationships - accelerated methods; other - straight-line method.

Amortization expense for 2003 was $3.6 million. Estimated amortization expense for the years 2004 through 2008 is $5.4 million, $5.1 million, $4.9 million, $4.4 million and $4.4 million, respectively.

NOTE G - GOODWILL

Activity is summarized by business segment as follows:

                                                               OCCUPA-          OUTDOOR
                                             CONSUMER           TIONAL        APPAREL AND          ALL
        In thousands                          APPAREL           APPAREL        EQUIPMENT          OTHER             TOTAL
                                           -------------    -------------    -------------    -------------    ---------------
Balance, December 29, 2001                 $     536,636    $     139,654     $    110,036    $     211,720    $       998,046
Change in accounting policy
     (Note A)                                   (232,126)        (109,543)               -         (185,585)          (527,254)
Purchase price adjustments                          (275)               -             (924)               -             (1,199)
Impairment loss                                   (2,276)               -                -                -             (2,276)
Currency translation                               6,038                -                -                -              6,038
                                           -------------    -------------     ------------    -------------    ---------------

Balance, January 4, 2003                         307,997           30,111          109,112           26,135            473,355
2003 acquisitions                                217,178                -                -                -            217,178
Currency translation                              10,439                -                -                -             10,439
                                           -------------    -------------     ------------    -------------    ---------------

Balance, January 3, 2004                   $     535,614    $      30,111     $    109,112    $      26,135    $       700,972
                                           =============    =============     ============    =============    ===============

A $2.3 million impairment charge for goodwill related to the children's apparel reporting unit was recognized in 2002 based on its forecast of profits and cash flows, and a $4.0 million impairment charge was recorded in 2001 for an occupational apparel reporting unit that was closed.

NOTE H - SHORT-TERM BORROWINGS

The weighted average interest rate for short-term borrowings from foreign banks was 7.0% at the end of 2003 and 8.0% at the end of 2002.

The Company maintains a $750.0 million unsecured committed revolving bank credit agreement that supports up to $750.0 million in commercial paper issuance or is otherwise available for general corporate purposes. This agreement, which expires in September 2008, requires VF to pay a facility fee of .09% per year and contains a financial covenant and other covenants and events of default. The financial covenant is that VF's ratio of consolidated indebtedness to consolidated capitalization remain below 60%. Other covenants and events of default include limitations on liens, subsidiary indebtedness and sales of assets, and a $50.0 million cross-acceleration event of default. If VF fails in the performance of any covenant under this agreement (after giving effect to any applicable grace period), the banks may terminate their obligation to lend, and any bank borrowings outstanding under this agreement may become due and payable. At January 3, 2004, VF was in compliance with all covenants, and the entire amount of the credit agreement was available for borrowing, except for $14.0 million of standby letters of credit issued under the agreement on behalf of VF.

NOTE I - ACCRUED LIABILITIES

           In thousands                        2003             2002
                                           -------------    -------------
Compensation                               $      89,856    $     114,132
Income taxes                                      91,721           61,315
Other taxes                                       32,432           28,485
Advertising                                       34,742           32,516
Insurance                                         30,618           31,222
Restructuring costs (Notes B and P)               22,104           28,576
Minimum pension liability (Note L)                55,000           75,000
Other                                            159,157          130,811
                                           -------------    -------------

                                           $     515,630    $     502,057
                                           =============    =============

NOTE J - LONG-TERM DEBT

    In thousands                                2003            2002
                                           -------------    -------------
6.75% notes, due 2005                      $     100,000    $     100,000
8.10% notes, due 2005                            300,000          300,000
8.50% notes, due 2010                            200,000          200,000
6.00% notes, due 2033                            292,133                -
Other                                             65,394            3,065
                                           -------------    -------------

                                                 957,527          603,065
Less current portion                               1,144              778
                                           -------------    -------------

                                           $     956,383    $     602,287
                                           =============    =============

The notes contain customary covenants and events of default, including limitations on liens and sale-leaseback transactions and a cross-acceleration event of default. The cross-acceleration is triggered for all notes if more than $50.0 million of other debt is in default and has been accelerated by the lenders, except for the 6.75% notes where the threshold is $5.0 million. If VF fails in the performance of any covenant under the indenture that governs the respective notes (after giving effect to any applicable grace period), the trustee or lenders may declare the principal due and payable immediately. At January 3, 2004, VF was in compliance with all covenants.

The 6.00% notes having a principal balance of $300.0 million were sold at an original issue discount of $7.9 million. The discount is being amortized as Interest Expense over the life of the issue, and the notes are carried net of the unamortized portion of the discount. These notes have an effective annual interest cost of 6.19%, including amortization of the deferred gain on the interest rate hedging contract (Note U) and debt issuance costs.

Other debt in 2003 includes amounts payable to Mr. Chu totaling $66.0 million, with $33.0 million payable in each of 2006 and 2007 (Note B). These noninterest-bearing installments were recorded at discounts of 3.25% and 3.84%, respectively, reflecting VF's incremental borrowing rates for those periods. The discounts are being amortized as Interest Expense over the lives of these obligations; their carrying value was $59.0 million at January 3, 2004.

The scheduled payments of long-term debt are $401.2 million in 2005, $34.3 million in 2006, $34.4 million in 2007 and $0.9 million in 2008.

NOTE K - OTHER LIABILITIES

           In thousands                         2003            2002
                                           -------------    -------------
Deferred compensation                      $     174,771    $     141,510
Minimum pension liability (Note L)               144,239          102,643
Accrued pension benefits (Note L)                 49,375           42,702
Other                                             67,633           44,415
                                           -------------    -------------

                                           $     436,018    $     331,270
                                           =============    =============

NOTE L - BENEFIT PLANS

VF sponsors a noncontributory qualified defined benefit pension plan covering substantially all full-time domestic employees. VF also sponsors an unfunded supplemental defined benefit pension plan that provides benefits computed under VF's principal benefit plan that exceed payment limitations imposed by income tax regulations. These defined benefit plans provide pension benefits based on compensation levels and years of service. The effect of these plans on income was as follows:

             Dollars in thousands                               2003            2002              2001
                                                            -------------    -------------    -------------
Service cost - benefits earned during the year              $      18,475    $      18,240    $      19,627
Interest cost on projected benefit obligations                     53,883           51,734           50,261
Expected return on plan assets                                    (48,225)         (50,433)         (62,477)
Curtailment charge (Note P)                                             -            2,388           15,971
Amortization of:
     Prior service cost                                             3,138            4,243            6,435
     Actuarial (gain) loss                                         28,425            1,370           (9,528)
                                                            -------------    -------------    -------------

Total pension expense                                              55,696           27,542           20,289
Amount allocable to discontinued operations                             -            1,317            4,784
                                                            -------------    -------------    -------------

Pension expense - continuing operations                     $      55,696    $      26,225    $      15,505
                                                            =============    =============    =============

Assumptions used to determine expense:
     Discount rate                                                   6.75%            7.50%            8.00%
     Expected long-term return on plan assets                        8.75%            8.75%            8.75%
     Rate of compensation increase                                   4.00%            4.00%            4.00%

The following provides a reconciliation of the changes in fair value of the pension plans' assets and benefit obligations, and their funded status, based on a September 30 valuation date:

          Dollars In thousands                                  2003             2002
                                                            -------------    -------------
Fair value of plan assets, beginning of year                $     519,013    $     591,831
Actual return on plan assets                                       86,290          (63,993)
VF contributions                                                   77,481           22,455
Benefits paid                                                     (35,061)         (31,280)
                                                            -------------    -------------

Fair value of plan assets, end of year                            647,723          519,013
                                                            -------------    -------------

Projected obligations, beginning of year                          797,173          688,569
Service cost                                                       18,475           18,240
Interest cost                                                      53,883           51,734
Plan amendment                                                        501                -
Partial plan curtailment                                                -           (8,404)
Actuarial loss                                                    122,466           78,314
Benefits paid                                                     (35,061)         (31,280)
                                                            -------------    -------------

Projected obligations, end of year                                957,437          797,173
                                                            -------------    -------------

Funded status, end of year                                       (309,714)        (278,160)
Unrecognized net actuarial loss                                   321,375          265,399
Unrecognized prior service cost                                    17,919           20,556
                                                            -------------    -------------

Pension asset, net                                          $      29,580    $       7,795
                                                            =============    =============

Amounts included in Consolidated Balance Sheets:
     Other Assets                                           $      17,919    $      20,556
     Accrued Liabilities                                          (55,000)         (75,000)
     Other Liabilities                                           (193,614)        (145,345)
     Accumulated Other Comprehensive Income (Loss)                260,275          207,584
                                                            -------------    -------------

                                                            $      29,580    $       7,795
                                                            =============    =============

Assumptions used to determine benefit obligations:
     Discount rate                                                   6.00%            6.75%
     Rate of compensation increase                                   3.75%            4.00%

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

Management's investment strategy is to invest the plan's assets in a diversified portfolio of domestic and international equity, fixed income and real estate securities to provide long-term growth in plan assets. This strategy, the resulting allocation of plan assets and the selection of independent investment managers are reviewed periodically.

The expected return on plan assets was developed through analysis of historical market returns, current market conditions and the fund's past experience for each asset class. The assumed rate of return on plan assets of 8.75%, which has been used for over 10 years, is lower than actual long-term historical returns. The target allocation by asset class, and the actual asset allocations at the latest valuation dates, are as follows:

                                                                SEPTEMBER 30
                                              TARGET       -----------------------
                                            ALLOCATION        2003          2002
                                           ------------    ----------    ---------
Equity securities                                   65%            61%          62%
Fixed income securities                             30             31           30
Real estate                                          5              8            8
                                           -----------     ----------    ---------

Total                                              100%           100%         100%
                                           ===========     ==========    =========

VF makes contributions to the plan sufficient to meet the minimum funding requirements under applicable laws, plus additional amounts as recommended by VF's independent actuary. Although VF was not required to make a contribution to the plan during 2004 under applicable regulations, VF contributed $55.0 million to its qualified pension plan in January 2004. Estimated future benefit payments, including benefits attributable to estimated future employee service, are approximately $37 million in 2004, $38 million in 2005, $40 million in 2006, $43 million in 2007, $45 million in 2008 and $274 million for the years 2009 through 2013.

For the supplemental defined benefit plan, VF has purchased life insurance contracts and marketable securities to support pension benefit liabilities. The cash value of life insurance and the market value of other investments that support liabilities was $16.7 million in 2003 and $14.8 million in 2002. These securities are held in irrevocable trusts and are included in Other Assets.

Accumulated benefit obligations earned through the respective measurement dates for these plans totaled $896.3 million in 2003 and $739.4 million in 2002. VF has recorded a minimum pension liability of $199.2 million in 2003 and $177.6 million in 2002 related to the excess of accumulated benefit obligations over the total fair value of plan assets, prepaid pension assets and previously accrued pension liabilities. The offset to this minimum pension liability is recorded as a component of Accumulated Other Comprehensive Income (Loss). For 2003 and 2002, $55.0 million and $75.0 million, respectively, of the minimum pension liability were classified as current liabilities because VF contributed those amounts to the pension plan in early 2004 and 2003, respectively.

VF sponsors an Employee Stock Ownership Plan (ESOP) as part of a 401(k) savings plan covering most domestic salaried employees. Contributions made by VF to the 401(k) plan are based on a specified percentage of employee contributions. Cash contributions by VF were $5.9 million in 2003, $6.2 million in 2002 and $7.1 million in 2001. Plan expense was $5.9 million in 2003, $5.1 million in 2002 and $3.8 million in 2001.

VF also sponsors other savings and retirement plans for certain domestic and foreign employees. Expense for these plans totaled $6.5 million in 2003, $7.1 million in 2002 and $5.9 million in 2001.

VF participates in multiemployer retirement benefit plans for certain of its union employees. Contributions are made to these plans in amounts provided by the collective bargaining agreements and totaled $0.2 million in 2003, $0.6 million in 2002 and $0.8 million in 2001. If VF were to decide to exit a market, it may be required to pay a potential withdrawal liability if the respective plans were underfunded at the time of withdrawal. During 2003, VF recognized a $7.7 million expense when it was determined that a probable withdrawal liability existed due to recent reductions in employment.

NOTE M - CAPITAL

COMMON STOCK outstanding is net of shares held in treasury, and in substance retired. There were 1,297,953 treasury shares at the end of 2003, after retirement of 32,000,000 shares during the year. There were 32,233,996 treasury shares at the end of 2002 and 29,141,452 at the end of 2001. The excess of the cost of treasury shares acquired over the $1 per share stated value of Common Stock is charged to Retained Earnings. In addition, 242,443 shares of VF Common Stock at the end of 2003, 266,146 shares at the end of 2002 and 266,203 shares at the end of 2001 were held in trust for deferred compensation plans. These additional shares are treated for financial reporting purposes as treasury shares at a cost of $8.4 million, $9.3 million and $9.2 million at the end of 2003, 2002 and 2001, respectively.

PREFERRED STOCK consists of 25,000,000 authorized shares at $1 par value.

Series A Preferred Stock: As of January 3, 2004, 2,000,000 shares are designated as Series A Preferred Stock, of which none has been issued. Each outstanding share of Common Stock has one Series A Preferred Stock purchase right attached. The rights become exercisable ten days after an outside party acquires, or makes an offer for, 15% or more of the Common Stock. Once exercisable, each right will entitle its holder to buy 1/100 share of Series A Preferred Stock for $175. If VF is involved in a merger or other business combination or an outside party acquires 15% or more of the Common Stock, each right will be modified to entitle its holder (other than the acquirer) to purchase common stock of the acquiring company or, in certain circumstances, VF Common Stock having a market value of twice the exercise price of the right. In some circumstances, rights other than those held by an acquirer may be exchanged for one share of VF Common Stock. The rights, which expire in January 2008, may be redeemed at $0.01 per right prior to their becoming exercisable.

Series B Preferred Stock: As of January 3, 2004, 2,105,263 shares are designated as 6.75% Series B Convertible Preferred Stock, which were purchased by the ESOP in 1990. (See Note N.) Changes in our Preferred Stock outstanding are summarized as follows:

                                                2003            2002             2001
                                           ------------     ------------     -------------
Balance, beginning of year                    1,195,199        1,477,930         1,570,301
Conversion to Common Stock                     (223,949)        (113,527)                -
Redemption of Preferred Stock                         -         (169,204)          (92,371)
                                           ------------     ------------     -------------

Balance, end of year                            971,250        1,195,199         1,477,930
                                           ============     ============     =============

Each share of Series B Convertible Preferred Stock has a redemption value and liquidation value of $30.88 plus cumulative accrued dividends, is convertible into 1.6 shares of Common Stock and is entitled to two votes per share along with the Common Stock. Dividends are accrued and paid in cash each quarter. The trustee for the ESOP may convert the preferred shares to Common Stock at any time or may cause VF to redeem the preferred shares under certain circumstances. The Series B Convertible Preferred Stock also has preference in liquidation over all other stock issues.

ACCUMULATED OTHER COMPREHENSIVE INCOME: Other comprehensive income consists of certain changes in assets and liabilities that are not included in Net Income but are instead reported under generally accepted accounting principles within a separate component of Common Stockholders' Equity. Items comprising Accumulated Other Comprehensive Income (Loss) in the Consolidated Balance Sheets, net of related income taxes, are summarized as follows:

              In thousands                         2003            2002
                                              -------------    -------------
Foreign currency translation                  $     (31,885)   $     (80,728)
Minimum pension liability adjustment               (160,850)        (128,494)
Derivative financial instruments                     (4,450)          (5,269)
Unrealized gains on marketable securities             7,730              350
                                              -------------    -------------

                                              $    (189,455)   $    (214,141)
                                              =============    =============

NOTE N - REDEEMABLE PREFERRED STOCK

The Series B Convertible Preferred Stock (Note M) was purchased by the ESOP in 1990. The ESOP's purchase of the preferred shares was funded by a loan of $65.0 million from VF; this loan was repaid in 2002. Interest income on this loan was $0.1 million in 2002 and $0.9 million in 2001. Principal and interest obligations on the loan were satisfied as VF made contributions to the savings plan and dividends were paid on the Preferred Stock. As principal payments were made on the loan, shares of Preferred Stock were allocated to participating employees' accounts within the ESOP. By the end of 2002, all shares of Preferred Stock had been allocated to participating employees' accounts.

NOTE O - STOCK-BASED COMPENSATION

VF may grant nonqualified stock options, stock awards and restricted stock to officers, key employees and nonemployee directors under a stock compensation plan approved by stockholders. Stock options are granted at prices not less than fair market value on the date of grant. Options become exercisable generally one year after the date of grant and expire ten years after the date of grant. Stock option activity is summarized as follows:

                                              SHARES UNDER        WEIGHTED AVERAGE
                                                OPTIONS            EXERCISE PRICE
                                           -----------------    ------------------
Balance, December 30, 2000                         8,498,891    $            34.17
Options granted                                    2,419,090                 35.59
Options exercised                                 (1,699,860)                26.41
Options canceled                                    (208,140)                40.33
                                           -----------------    ------------------

Balance, December 29, 2001                         9,009,981                 35.87
Options granted                                    2,453,000                 40.90
Options exercised                                 (1,326,026)                30.29
Options canceled                                    (343,265)                41.16
                                           -----------------    ------------------

Balance, January 4, 2003                           9,793,690                 37.70
Options granted                                    2,448,480                 34.75
Options exercised                                   (921,710)                29.99
Options canceled                                    (417,850)                41.70
                                           -----------------    ------------------

Balance, January 3, 2004                          10,902,610    $            37.54
                                           =================

Stock options outstanding at January 3, 2004 are summarized as follows:

                                     OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                     -----------------------------------------------     --------------------------
                                          WEIGHTED          WEIGHTED                       WEIGHTED
  RANGE OF                                 AVERAGE           AVERAGE                       AVERAGE
  EXERCISE              NUMBER         REMAINING YEARS      EXERCISE       NUMBER          EXERCISE
   PRICES            OUTSTANDING      CONTRACTUAL LIFE        PRICE      EXERCISABLE        PRICE
-----------          -----------      ----------------      --------     -----------      ---------
$   20 - 25               88,300            0.9             $  23.96          88,300       $  23.96
$   25 - 30              847,100            5.1                26.16         847,100          26.16
$   30 - 35            2,967,730            6.7                34.57         651,550          34.49
$   35 - 40            2,005,950            8.2                35.78       1,610,950          35.50
$   40 - 45            4,993,530            6.3                42.18       4,466,866          42.33
-----------           ----------            ---             --------       ---------       --------

$   20 - 45           10,902,610            6.6             $  37.54       7,664,766       $  38.23
                      ==========                                           =========       --------

Options to purchase 6,061,240 shares were exercisable at the end of 2002 at a weighted average exercise price of $36.20; similarly at the end of 2001, there were options to purchase 6,447,041 shares at $36.24. There are 3,225,416 shares available for future grants of stock options and stock awards, of which no more than 879,353 may be grants of restricted stock awards.

VF has granted stock awards to certain key employees under a long-term incentive compensation plan. The stock awards entitle the participants to receive shares of VF Common Stock. Each stock award has a final value ranging from zero to two shares of VF Common Stock, with the number of shares to be earned based on three year stockholder return comparisons of VF Common Stock with a peer group of apparel companies. Shares earned at the end of each three year performance period are issued to participants in the following year, unless they elect to defer receipt of the shares. VF granted 49,147 stock awards having grant date fair values per award of $36.10 in 2003; similarly, 44,143 awards at $39.27 in 2002 and 47,560 awards at $36.45 in 2001. A total of 25,064 and 57,188 shares of VF Common Stock were earned for the three year performance periods ended in 2003 and 2002, respectively; no shares were earned for the performance period ended in 2001. At the end of 2003, there are 45,335 stock awards outstanding for the performance period ending in 2004 and 50,474 for the performance period ending in 2005, including dividend equivalents. A total of 90,792 shares of Common Stock are issuable in future years to participants who have elected to defer receipt of their shares earned. VF also has outstanding 61,283 shares of restricted stock that vest in 2005, which had been granted to key employees in prior years. This total included dividends payable in additional restricted shares of 1,579, 1,425 and 1,495 shares accrued in 2003, 2002 and 2001, respectively, on prior years' restricted share grants.

Compensation expense recognized in the Consolidated Statements of Income for stock awards and restricted stock totaled $1.6 million in 2003, $1.0 million in 2002 and $1.4 million in 2001. Since all stock options are granted at market value, compensation expense is not required. Note A presents pro forma net income and earnings per share that would have resulted if compensation had been recorded based on the fair value method for all stock-based compensation. Fair value in Note A for stock options was estimated using the Black-Scholes option-pricing model. The resulting weighed average fair value of stock options granted during 2003 was $8.33 per share, during 2002 was $10.51 per share and during 2001 was $10.78 per share, based on the following assumptions:

                                              2003           2002         2001
                                           ----------    ----------    ----------
Risk-free interest rate                           2.6%         4.0%           4.9%
Expected dividend yield                           2.9%         2.7%           2.0%
Expected volatility                                36%          36%            37%
Expected life (years)                               4            4              4

NOTE P - RESTRUCTURING COSTS

During the fourth quarter of 2001, management initiated a Strategic Repositioning Program that represented a series of actions to reduce VF's overall cost structure. Major initiatives under the Program included closing higher cost manufacturing plants, consolidating distribution centers and reducing administrative functions. (This Program also covered the exit of the two businesses now being accounted for as discontinued operations, as discussed in Note C. Amounts discussed herein relate to continuing operations only.) Most of these actions took place in the fourth quarter of 2001, with some remaining actions carried out during 2002. VF recorded pretax charges for these actions of $125.4 million in the fourth quarter of 2001 and $46.0 million during 2002.

The 2001 and 2002 Strategic Repositioning Program costs related to:

- Closure of manufacturing facilities - $61.1 million in 2001 and $29.2 million in 2002: VF closed 30 higher cost North American manufacturing facilities as part of its ongoing strategy to move toward lower cost, more flexible global sourcing.

- Consolidation of distribution and administrative functions - $42.7 million in 2001 and $14.4 million in 2002: VF closed certain distribution centers and reduced administrative functions and staffing in the United States, Europe and Latin America.

- Exit of underperforming business - $10.0 million in 2001: In addition to the two businesses accounted for as discontinued operations (Note C), VF closed a specialty workwear apparel business having sales of $10.2 million in 2001, resulting in a write-down of goodwill of $4.0 million.

- Pension plan curtailment losses - $11.6 million in 2001 and $2.4 million in 2002: Personnel reductions resulted in curtailment losses in VF's domestic pension plans.

Of the total Program costs in 2002 and 2001, $75.4 million related to personnel reductions, including severance and related benefits. These actions affected approximately 13,600 of VF's employees.

Activity in the 2001 and 2002 restructuring accruals is summarized as follows:

                                                    FACILITIES      OTHER        LEASE AND
                                                       EXIT         ASSET        CONTRACT
In thousands                            SEVERANCE     COSTS       WRITE-DOWNS   TERMINATION      TOTAL
                                        ---------   ----------    -----------   -----------    ---------
Restructuring costs in 2001             $  60,099   $   28,123    $    27,711   $     9,432    $ 125,365
Noncash charges:
     Inventories                                -            -        (11,254)            -      (11,254)
     Goodwill                                   -            -         (3,963)            -       (3,963)
     Pension plan partial curtailment           -            -        (11,631)            -      (11,631)
     Other                                      -      (23,147)          (863)            -      (24,010)
Cash payments                              (7,619)         (35)             -             -       (7,654)
                                        ---------   ----------    -----------   -----------    ---------

Balance, December 29, 2001                 52,480        4,941              -         9,432       66,853

Restructuring costs in 2002                20,404       21,867          2,388         1,353       46,012
Noncash charges:
     Pension plan partial curtailment           -            -         (2,388)            -       (2,388)
     Other                                      -      (21,228)             -             -      (21,228)
Cash payments                             (44,708)      (3,698)             -        (4,845)     (53,251)
Reduction of accrual                       (5,135)      (1,000)             -        (1,287)      (7,422)
                                        ---------   ----------    -----------   -----------    ---------

Balance, January 4, 2003                   23,041          882              -         4,653       28,576

Cash payments                             (20,275)        (438)             -        (3,185)     (23,898)
Reduction of accrual                         (955)        (163)             -          (376)      (1,494)
                                        ---------   ----------    -----------   -----------    ---------

Balance, January 3, 2004                $   1,811   $      281    $         -   $     1,092    $   3,184
                                        =========   ==========    ===========   ===========    =========

The reduction in restructuring liabilities during 2002 related primarily to reduced severance, as employees at several plants worked longer than originally planned. In addition, there were $2.8 million of reductions in noncash allowances due primarily to a decision to continue to occupy a leased administrative facility. These reductions in accruals and allowances were credited to income during 2002. Finally in 2002, VF recorded gains of $4.9 million on disposal of closed plants related to the restructuring actions. During 2001, there was a $10.9 million reduction in the prior year's restructuring accrual due primarily to favorable settlement of a contract.

Net restructuring costs were recorded as follows:

In thousands                                            2003                  2002                 2001
                                                  -----------------     -----------------    -----------------
Cost of goods sold                                $               -     $          17,848    $          63,743
Marketing, administrative and general expenses               (1,494)                8,494               46,712
Goodwill impairment                                               -                     -                3,963
                                                  -----------------     -----------------    -----------------

                                                  $          (1,494)    $          26,342    $         114,418
                                                  =================     =================    =================

NOTE Q - INCOME TAXES

The provision for Income Taxes is computed based on the following amounts of Income from Continuing Operations Before Income Taxes and Cumulative Effect of Change in Accounting Policy:

In thousands                                            2003                  2002                  2001
                                                  -----------------     -----------------    -----------------
Domestic                                          $         459,507     $         439,744    $         322,375
Foreign                                                     138,999               121,984               47,010
                                                  -----------------     -----------------    -----------------

                                                  $         598,506     $         561,728    $         369,385
                                                  =================     =================    =================

The provision for Income Taxes for continuing operations consists of:

In thousands                                            2003                  2002                 2001
                                                  -----------------     -----------------    -----------------
Current:
       Federal                                    $         132,160     $          95,738    $         137,927
       Foreign                                               29,912                28,935               18,628
       State                                                  7,540                 1,778               10,302
                                                  -----------------     -----------------    -----------------

                                                            169,612               126,451              166,857
Deferred, primarily federal                                  30,961                70,849              (14,750)
                                                  -----------------     -----------------    -----------------

                                                  $         200,573     $         197,300    $         152,107
                                                  =================     =================    =================

The reasons for the difference between income taxes computed by applying the statutory federal income tax rate for continuing operations and income tax expense in the financial statements are as follows:

In thousands                                            2003                  2002                 2001
                                                  -----------------     -----------------    -----------------

Tax at federal statutory rate                     $         209,477     $         196,605    $         129,286
State income taxes,
       net of federal tax benefit                             7,459                 9,918               (1,424)
Amortization of goodwill                                          -                     -                8,535
Foreign operating losses
       with no current benefit                                2,476                 7,531               17,253
Foreign rate differences                                     (9,674)              (16,989)              (3,770)
Change in valuation allowance                                (3,068)               (6,115)              (2,820)
Other, net                                                   (6,097)                6,350                5,047
                                                  -----------------     -----------------    -----------------
                                                  $         200,573     $         197,300    $         152,107
                                                  =================     =================    =================

Deferred income tax assets and liabilities consist of the following:

In thousands                               2003         2002
                                         ---------    ---------
Deferred income tax assets:
       Employee benefits                 $  41,993    $  31,153
       Inventories                          22,280       14,686
       Other accrued expenses              157,790      124,494
       Minimum pension liability            99,425       79,090
       Operating loss carryforwards         91,720       94,742
       Discontinued operations               1,873        2,986
       Foreign currency translation         26,214       48,396
                                         ---------    ---------

                                           441,295      395,547
       Valuation allowance                 (67,810)     (69,115)
                                         ---------    ---------

       Deferred income tax assets          373,485      326,432
                                         ---------    ---------

Deferred income tax liabilities:
       Depreciation                         39,636       33,422
       Intangible assets                    87,538            -
       Other                                36,047       31,435
                                         ---------    ---------

       Deferred income tax liabilities     163,221       64,857
                                         ---------    ---------

Net deferred income tax assets           $ 210,264    $ 261,575
                                         =========    =========

In thousands                                         2003        2002
                                                   ---------   ---------
Amounts included in Consolidated Balance Sheets:
       Current assets                              $  90,955   $ 117,214
       Other assets                                  117,436     141,375
       Discontinued operations                         1,873       2,986
                                                   ---------   ---------

                                                   $ 210,264   $ 261,575
                                                   =========   =========

As of the end of 2003, VF has not provided deferred U.S. income taxes on $186.0 million of undistributed earnings of international subsidiaries where such earnings are considered to be permanently invested. Such undistributed earnings would become taxable in the United States if it becomes advantageous for business, tax or foreign exchange reasons to remit any excess foreign cash balances to the United States. VF has undertaken initiatives resulting in income in one of VF's foreign subsidiaries being taxed at a reduced effective rate. The income tax benefit from this tax status was $10.8 million ($.10 per diluted share) in 2003 and $13.3 million ($.12 per diluted share) in 2002. The tax status providing this benefit is scheduled to expire in 2010.

VF has $191.1 million of foreign operating loss carryforwards expiring $8.4 million in 2004, $7.9 million in 2005, $17.4 million in 2006 and $7.4 million in 2007 and $0.9 million in 2008, with the remainder having an unlimited carryforward life. A valuation allowance has been provided where it is more likely than not that the deferred tax assets relating to those loss carryforwards will not be realized. Interest income in 2003 included $5.7 million related to settlement of federal income tax issues.

NOTE R - BUSINESS SEGMENT INFORMATION

VF manages its businesses through separate marketing companies that support specific brands. Manufacturing and product sourcing needs are met by groups that support individual or in some cases several different product types. These operations have been aggregated into four reportable segments. The Consumer Apparel segment includes jeanswear and related products, sportswear, women's intimate apparel and children's apparel, all having similar characteristics of economic performance, product type, production process, method of distribution and class of customer. The Outdoor Apparel and Equipment segment consists of VF's outerwear and adventure apparel, plus daypacks and technical equipment, and is therefore distinguished from the other segments by type of products. The Occupational Apparel segment is distinguished from the other segments because of a different class of customer. The All Other segment consists primarily of VF's licensed sports apparel and distributor knitwear operations. The operations of Nautica, acquired in August 2003, are part of the Consumer Apparel business segment, except that its golf apparel product line is part of the All Other segment.

Management at each of the operating business units has direct control over and responsibility for their business unit's sales, operating income and assets, hereinafter termed Segment Sales, Segment Profit and Segment Assets, respectively. VF management evaluates operating performance and makes decisions based on each business unit's Segment Sales and Segment Profit. Accounting policies used for internal management reporting at the individual business units are consistent with those stated in Note A, except as stated below and except that inventories are valued on a first-in, first-out basis. Common costs such as information processing, retirement benefits and insurance are allocated to individual business units based on appropriate metrics such as usage or employment.

Corporate costs other than certain costs directly related to the business units, net interest expense and amortization of intangible assets and goodwill are not controlled by management of the individual business units and are therefore excluded from the Segment Profit performance measure used for internal management reporting. Restructuring charges, although under the responsibility of business segment management, are also excluded from Segment Profit because of the unusual nature of these charges and their effect on comparability of operating performance. These items are separately presented in the reconciliation of Segment Profit to Consolidated Income from Continuing Operations before Income Taxes.

Corporate and Other Expenses (presented separately in the following table) consists of corporate headquarters expenses that are not allocated to the operating business units (including compensation and benefits of corporate management and staff, legal and professional fees, and administrative and general) and other expenses related to but not allocated to the operating business units for internal management reporting (including development costs for management information systems, costs of maintaining and enforcing VF's trademarks, adjustments for the last-in, first-out method of inventory valuation and consolidating adjustments).

Segment Assets are those used directly in the operations of each business unit, such as accounts receivable, inventories and property. Corporate assets include investments related to retirement benefits and information systems.

Financial information for VF's reportable segments is as follows:

In thousands                              2003         2002         2001
                                       ----------   ----------   ----------
Segment sales:

       Consumer Apparel                $3,890,028   $3,803,790   $3,938,282
       Outdoor Apparel and Equipment      580,663      508,020      492,614
       Occupational Apparel               450,511      491,295      535,997
       All Other                          286,257      280,418      253,524
                                       ----------   ----------   ----------

       Consolidated net sales          $5,207,459   $5,083,523   $5,220,417
                                       ==========   ==========   ==========

In thousands                                        2003           2002           2001
                                                 -----------    -----------    -----------
Segment profit:

       Consumer Apparel                          $   532,164    $   589,377    $   547,679
       Outdoor Apparel and Equipment                  95,895         72,697         61,099
       Occupational Apparel                           69,238         60,561         35,283
       All Other                                      34,990         34,841         29,130
                                                 -----------    -----------    -----------

       Total segment profit                          732,287        757,476        673,191

Corporate and other expenses                         (81,807)      (103,202)       (68,981)
Interest, net                                        (49,912)       (63,928)       (86,557)
Amortization of intangible assets and goodwill        (3,556)        (2,276)       (33,850)
Restructuring charges, net                             1,494        (26,342)      (114,418)
                                                 -----------    -----------    -----------

Consolidated income from continuing operations
       before income taxes                       $   598,506    $   561,728    $   369,385
                                                 ===========    ===========    ===========

Segment assets:

       Consumer Apparel                          $ 1,599,847    $ 1,464,402    $ 1,498,342
       Outdoor Apparel and Equipment                 217,473        147,990        134,311
       Occupational Apparel                          205,247        224,479        265,634
       All Other                                     152,652        130,367        109,895
                                                 -----------    -----------    -----------
            Total segment assets                   2,175,219      1,967,238      2,008,182

Cash and equivalents                                 514,785        496,367        332,049
Goodwill and intangible assets                     1,019,606        473,355        998,046
Deferred income taxes                                208,391        258,589        240,416
Discontinued operations                                  550          4,803        145,252
Corporate assets                                     327,001        302,799        379,071
                                                 -----------    -----------    -----------

Consolidated assets                              $ 4,245,552    $ 3,503,151    $ 4,103,016
                                                 ===========    ===========    ===========

In thousands                             2003       2002        2001
                                       --------   --------   ----------
Capital expenditures:

       Consumer Apparel                $ 52,189   $ 41,350   $   59,865
       Outdoor Apparel and Equipment      6,889      5,318        3,278
       Occupational Apparel               1,247      1,264        1,902
       All Other                          3,654      4,248        3,579
       Corporate                         22,640     12,323        9,696
                                       --------   --------   ----------

       Total                           $ 86,619   $ 64,503   $   78,320
                                       ========   ========   ==========

Depreciation expense:

       Consumer Apparel                $ 72,413   $ 70,644   $   79,609
       Outdoor Apparel and Equipment      3,680      9,545        7,183
       Occupational Apparel              10,816     10,292       14,158
       All Other                          6,699      6,319        7,517
       Corporate                         10,855     10,598       13,285
                                       --------   --------   ----------

       Total                           $104,463   $107,398   $  121,752
                                       ========   ========   ==========

Information by geographic area is presented below, with sales based on the location of the customer:

In thousands                                2003         2002         2001
                                         ----------   ----------   ----------
Net sales:

       United States                     $4,109,540   $4,078,385   $4,256,421
       Foreign, primarily Europe          1,097,919    1,005,138      963,996
                                         ----------   ----------   ----------

       Total                             $5,207,459   $5,083,523   $5,220,417
                                         ==========   ==========   ==========

Property, plant and equipment:
       United States                     $  381,619   $  346,637   $  409,688
       Mexico                               109,681      125,525      141,235
       Other foreign, primarily Europe      100,380       94,384       91,414
                                         ----------   ----------   ----------

       Total                             $  591,680   $  566,546   $  642,337
                                         ==========   ==========   ==========

Worldwide sales by product category are as follows:

In thousands                   2003         2002         2001
                            ----------   ----------   -----------
Jeans and related apparel   $2,666,815   $2,788,486   $ 2,873,530
Intimate apparel               830,225      839,786       870,846
Sportswear                     248,967            -             -
Outdoor products               580,663      508,020       492,614
Occupational apparel           450,511      491,295       535,997
Other apparel                  430,278      455,936       447,430
                            ----------   ----------   -----------

Total                       $5,207,459   $5,083,523   $ 5,220,417
                            ==========   ==========   ===========

Sales to Wal-Mart Stores, Inc., substantially all in the Consumer Apparel Segment, comprised 16.5% of consolidated sales in 2003, 16.2% in 2002 and 15.1% in 2001. Trade receivables from this customer totaled $75.4 million at the end of 2003 and $66.8 million at the end of 2002.

NOTE S - COMMITMENTS

VF enters into noncancelable operating leases for retail stores and other facilities and for equipment. Leases for real estate typically have initial terms ranging from 5 to 15 years, some with renewal options. Leases for equipment typically have initial terms ranging from 2 to 5 years. Most leases have fixed rentals; expense for leases having increasing rentals per period are recorded on a straight-line basis over the minimum lease terms. Certain of the leases contain requirements for additional payments based on sales volume or for payments of real estate taxes and other occupancy costs. Rental expense included in the Consolidated Statements of Income was as follows:

In thousands                   2003         2002         2001
                            ----------   ----------   -----------
Minimum rent expense        $   74,367   $   62,408   $    63,264
Contingent rent                  1,953          381           373
                            ----------   ----------   -----------

Rent expense                $   76,320   $   62,789   $    63,637
                            ==========   ==========   ===========

Future minimum lease payments are $78.3 million, $64.7 million, $53.0 million, $41.1 million and $35.1 million for the years 2004 through 2008, respectively, and $97.3 million thereafter.

VF enters into licensing agreements that provide VF rights to market products under trademarks owned by other parties. Royalties under these agreements are recognized in Cost of Goods Sold in the Consolidated Statements of Income. Certain of these agreements contain provisions for the payment of minimum royalties on VF's sales of those products in future periods. Future minimum royalty payments, including any required minimum advertising payments, are $23.2 million, $17.9 million, $18.8 million, $19.2 million, $4.3 million and $4.2 million for the years 2004 through 2009, respectively.

VF in the ordinary course of business enters into purchase commitments for raw materials, sewing labor and finished products. These agreements, typically ranging from 2 to 6 months in duration, require total payments of $507.3 million in 2004. VF also enters into advertising commitments and service and maintenance agreements for its management information systems. Future minimum payments under these agreements are $50.0 million, $9.6 million, $4.0 million, $1.8 million and $0.4 million for the years 2004 through 2008, respectively.

The trustee of the Employee Stock Ownership Plan may require VF to redeem Series B Convertible Preferred Stock held in participant accounts, and to pay each participant the value of their account, upon retirement or withdrawal from the ESOP. The amounts of these redemptions vary based on the conversion value of the Preferred Stock. Since 2002, no redemption payments have been required as the ESOP trustee has converted shares of Series B Convertible Preferred Stock for withdrawing participants into shares of Common Stock.

VF has entered into $72.3 million of surety bonds and standby letters of credit representing contingent guarantees of performance under self-insurance and other programs. These commitments would only be drawn upon if VF were to fail to meet its claims obligations.

NOTE T - EARNINGS PER SHARE

In thousands, except per share amounts                  2003             2002           2001
                                                    -------------   -------------   -------------

Basic earnings per share:
       Income from continuing operations            $     397,933   $     364,428   $     217,278
       Less Preferred Stock dividends
            and redemption premium                          2,238           8,523           5,587
                                                    -------------   -------------   -------------

       Income available for Common Stock            $     395,695   $     355,905   $     211,691
                                                    =============   =============   =============

       Weighted average Common Stock outstanding          107,713         109,167         111,294
                                                    =============   =============   =============

       Basic earnings per share
            from continuing operations              $        3.67   $        3.26   $        1.90
                                                    =============   =============   =============

Diluted earnings per share:
       Income from continuing operations            $     397,933   $     364,428   $     217,278
       Increased ESOP expense if Preferred Stock
            were converted to Common Stock                      -             652             826
                                                    -------------   -------------   -------------

       Income available for Common Stock and
            dilutive securities                     $     397,933   $     363,776   $     216,452
                                                    =============   =============   =============

       Weighted average Common Stock outstanding          107,713         109,167         111,294
       Effect of dilutive securities:
            Preferred Stock                                 1,674           2,103           2,417
            Stock options and other                           936           1,066           1,053
                                                    -------------   -------------   -------------

       Weighted average Common Stock
            and equivalents outstanding                   110,323         112,336         114,764
                                                    =============   =============   =============

       Diluted earnings per share
            from continuing operations              $        3.61   $        3.24   $        1.89
                                                    =============   =============   =============

Outstanding options to purchase 5.0 million shares of Common Stock have been excluded from the computation of diluted earnings per share in 2003, 5.6 million shares in 2002 and 4.9 million shares in 2001 because the option exercise prices were greater than the average market price of the Common Stock. Earnings per share for Discontinued Operations, for the Cumulative Effect of Change in Accounting Policy and for Net Income (Loss) are computed using the same weighted average shares described above.

NOTE U - FINANCIAL INSTRUMENTS

The carrying amount and fair value of financial instrument assets (liabilities) are as follows:

                                                  2003                         2002
                                        --------------------------   ------------------------
                                         CARRYING        FAIR         CARRYING      FAIR
In thousands                              AMOUNT         VALUE         AMOUNT       VALUE
                                        ----------    ------------   ----------    ----------
Long-term debt                          $ (957,527)   $ (1,038,544)  $ (603,065)   $ (695,395)
Series B Convertible Preferred Stock       (29,987)        (66,169)     (36,902)      (73,334)

The fair value of VF's long-term debt was estimated based on quoted market prices or values of comparable borrowings. The fair value of the Series B Convertible Preferred Stock was based on a valuation by an independent financial consulting firm. The carrying amounts of cash and equivalents, accounts receivable, marketable securities held in irrevocable trusts for deferred compensation plans, short-term borrowings and foreign currency exchange contracts approximates their fair value.

VF monitors net foreign currency exposures and may in the ordinary course of business enter into foreign currency forward exchange contracts with major financial institutions. These contracts hedge against the effects of exchange rate fluctuations on anticipated cash flows relating to a portion of VF's significant foreign currency cash flows for inventory purchases and production costs, product sales and intercompany royalty payments anticipated for the following 12 months. Other contracts hedge against the effects of exchange rate fluctuation on specific foreign currency transactions, primarily intercompany financing arrangements. Use of hedging contracts allows VF to reduce its overall exposure to exchange rate movements since gains and losses on these contracts will offset losses and gains on the transactions being hedged.

VF may also enter into derivative financial instrument contracts to hedge interest rate risks. VF entered into a contract to hedge the interest rate risk for a notional amount of $150.0 million shortly before the issuance of $300.0 million of long-term debt in 2003 (Note J). This contract was settled concurrent with the issuance of the debt, with the gain of $3.5 million deferred in Accumulated Other Comprehensive Income.

The following summarizes, by major currency, the net U.S. dollar equivalent amount of VF's foreign currency forward exchange contracts:

                              2003                               2002
                  --------------------------------    -------------------------------
                    NOTIONAL           FAIR             NOTIONAL          FAIR
                     VALUE -           VALUE -           VALUE -         VALUE -
In thousands      BOUGHT (SOLD)   ASSET (LIABILITY)   BOUGHT (SOLD)  ASSET (LIABILITY)
                  ------------    ----------------    -------------------------------
European euro     $    (73,439)   $         (8,189)   $    (60,028)  $         (3,323)
Mexican peso            69,762                 208          64,202             (2,534)
Canadian dollar        (25,980)             (1,302)        (11,014)               (17)
Other                  (11,928)                  -         (16,878)                 8
                                  ----------------                   ----------------

                                  $         (9,283)                  $         (5,866)
                                  ================                   ================

VF recognized net pretax losses of $15.8 million during 2003 and $0.3 million during 2002 and net pretax gains of $7.2 million during 2001, primarily in Cost of Goods Sold, for foreign currency hedging contracts that had matured. As of January 3, 2004, net pretax losses of $10.7 million were deferred in Accumulated Other Comprehensive Income; these net deferred losses are expected to be reclassified into earnings during 2004 at the time the underlying hedged transactions are realized. During the years 2003, 2002 and 2001, hedge ineffectiveness was not significant.

In addition, as a result of the interest rate hedging contract mentioned above, VF recognized a pretax gain of less than $0.1 million during 2003 as a reduction of Interest Expense. As of January 3, 2004, a pretax gain of $3.5 million was deferred in Accumulated Other Comprehensive Income, which will be reclassified into earnings over the 30 year term of the notes issued in 2003.

NOTE V - SUPPLEMENTAL CASH FLOW INFORMATION

In thousands                                   2003        2002        2001
                                             ---------   ---------   ---------
Income taxes paid                            $ 128,770   $ 132,645   $ 132,476
Interest paid                                   56,148      72,182      95,201
Noncash transactions:
       Notes issued in acquisition              58,300           -           -
       Debt assumed in acquisition              18,758           -           -
       Conversion of Convertible Preferred
         Stock to Common Stock                   6,914       3,514           -
       Issuance of Common Stock for
         compensation plans                      1,004         973         381

 Quarterly Results of Operations (Unaudited)
 In thousands,
 except per share amounts

                                                    FIRST         SECOND        THIRD         FOURTH              FULL
                                                   QUARTER       QUARTER       QUARTER       QUARTER              YEAR
                                                 ------------------------------------------------------------------------
2003
Net sales                                        $ 1,250,055   $ 1,134,742   $ 1,435,403   $ 1,387,259        $ 5,207,459
Gross profit                                         468,763       420,731       537,078       518,512          1,945,084
Income from continuing operations                     92,066        74,945       125,289       105,633            397,933
Net income                                            92,066        74,945       125,289       105,633            397,933

Earnings per share
      from continuing operations:
      Basic                                      $      0.84        $ 0.69   $      1.16   $      0.97        $      3.67
      Diluted                                           0.83          0.68          1.14          0.96               3.61

Dividends per common share                       $      0.25   $      0.25   $     0.25    $      0.26        $      1.01

2002
Net sales                                        $ 1,212,262   $ 1,160,256   $ 1,400,389   $ 1,310,616        $ 5,083,523
Gross profit                                         427,894       435,180       529,272       437,169          1,829,515
Income from continuing operations                     77,047        88,480       128,564        70,337  *         364,428
Net income (loss)                                   (448,258)       88,866       128,249        76,600  *        (154,543)

Earnings per share
      from continuing operations:
      Basic                                      $      0.67   $      0.79   $      1.16   $      0.64  *     $      3.26
      Diluted                                           0.67          0.79          1.15          0.63  *            3.24

Dividends per common share                       $      0.24   $      0.24   $      0.24   $      0.25        $      0.97

2001
Net sales                                        $ 1,340,388   $ 1,239,644   $ 1,406,659   $ 1,233,726        $ 5,220,417
Gross profit                                         459,903       432,060       493,018       331,203          1,716,184
Income from continuing operations                     75,609        71,129       103,209       (32,669) **        217,278
Net income (loss)                                     77,486        69,381       103,560      (112,597) **        137,830

Earnings (loss) per share
      from continuing operations:S
      Basic                                      $      0.66   $      0.63   $      0.92   $     (0.31) **    $      1.90
      Diluted                                           0.65          0.62          0.90         (0.31) **           1.89

 Dividends per common share                      $      0.23   $      0.23   $      0.23   $      0.24        $      0.93

* In the fourth quarter of 2002, restructuring charges reduced net income by $14.0 million ($.13 per diluted share). See Note P to the consolidated financial statements.

** In the fourth quarter of 2001, restructuring charges reduced net income by $88.7 million ($.80 per diluted share). See Note P to the consolidated financial statements.

VF Corporation Financial Summary

In thousands, except per share amounts                  2003             2002 (6)        2001 (6)        2000 (6)             1999
-------------------------------------------------   ---------------  --------------  ---------------  --------------  -------------

SUMMARY OF OPERATIONS

Net sales                                           $    5,207,459   $    5,083,523  $     5,220,417  $    5,403,123  $   5,193,747
Operating income                                           644,889          621,924          454,427         505,558        638,422
Income from continuing operations                          397,933          364,428          217,278         265,951        359,539
Discontinued operations                                          -            8,283          (79,448)          1,165          6,703
Cumulative effect of change in accounting policy                 -         (527,254)               -          (6,782)             -
Net income (loss)                                          397,933         (154,543)         137,830         260,334        366,242

Earnings (loss) per common share - basic
 Income from continuing operations                  $         3.67   $         3.26  $          1.90  $         2.29  $        2.98
 Discontinued operations                                         -             0.08            (0.71)           0.01           0.06
 Cumulative effect of change in accounting policy                -            (4.83)              -            (0.06)             -
 Net income (loss)                                            3.67            (1.49)            1.19            2.25           3.04
Earnings (loss) per common share - diluted
 Income from continuing operations                  $         3.61   $         3.24  $          1.89  $         2.26  $        2.93
 Discontinued operations                                         -             0.07            (0.69)           0.01           0.06
 Cumulative effect of change in accounting policy                -            (4.69)               -           (0.06)             -
 Net income (loss)                                            3.61            (1.38)            1.19            2.21           2.99
Dividends per share                                           1.01              .97              .93             .89            .85
Average number of common shares outstanding                107,713          109,167          111,294         114,075        118,538

FINANCIAL POSITION

Working capital                                     $    1,336,674   $    1,199,696  $     1,217,587  $    1,103,896  $     763,943
Current ratio                                                  2.5              2.4              2.5             2.1            1.7
Total assets                                        $    4,245,552   $    3,503,151  $     4,103,016  $    4,358,156  $   4,026,514
Long-term debt                                             956,383          602,287          904,035         905,036        517,834
Redeemable preferred stock                                  29,987           36,902           45,631          48,483         51,544
Common stockholders' equity                              1,951,307        1,657,848        2,112,796       2,191,813      2,163,818

Debt to capital ratio (1)                                     33.7%            28.6%            31.7%           34.7%          30.1%

OTHER STATISTICS (3)

Operating margin                                              12.4%            12.2%             8.7%            9.4%          12.3%
Return on capital (1) (2)                                     16.6%            16.9%             8.0%            9.6%          12.9%
Return on average common stockholders' equity                 22.3%            22.1%             9.8%           12.1%          17.3%
Return on average total assets                                10.5%            10.4%             5.0%            6.1%           8.9%
Cash provided by operations                         $      543,704   $      645,584  $       600,556  $      434,381  $     383,759
Purchase of Common Stock                                    61,400          124,623          146,592         105,723        149,075
Dividends                                                  111,258          108,773          106,864         104,920        104,302

MARKET DATA (3)

Market price range                                  $44.08 - 32.62   $45.64 - 31.50  $ 42.70 - 28.15  $36.90 - 20.94  $55.00 -27.44
Book value per common share                                  18.04            15.28            19.21           19.52          18.62
Price earnings ratio - high-low (4)                     12.2 - 9.0       14.1 - 9.7      22.6 - 14.9      16.3 - 9.3     18.8 - 9.4
Rate of payout (5)                                            28.0%            29.9%            49.2%           39.4%          29.0%

(1) Capital is defined as average common stockholders' equity plus short-term and long-term debt.

(2) Return on capital is based on operating income plus miscellaneous income (expense), net of income taxes.

(3)  Operating statistics and market data are based on continuing operations.

(4) Market price divided by income from continuing operations per diluted share.

(5) Dividends per share divided by earnings from continuing operations per diluted share.

(6) Includes restructuring charges as follows: 2002 - $16.4 million ($0.14 per diluted share); 2001- $88.7 million ($0.77 per share); and 2000 - $73.3 million ($0.63 per share).

INVESTOR INFORMATION

COMMON STOCK

Listed on the New York Stock Exchange and Pacific Exchange - trading symbol VFC.

SHAREHOLDERS OF RECORD

As of February 10, 2004, there were 5,779 shareholders of record.

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

QUARTERLY COMMON STOCK PRICE INFORMATION

The high and low sales prices on a calendar quarter basis for the periods indicated were as follows:

                        2003                  2002                2001
                   High       Low        High      Low       High       Low
First Quarter     $39.35     $32.62     $44.98    $39.00    $36.93     $32.79
Second Quarter     40.17      33.51      45.64     38.20     42.70      34.21
Third Quarter      41.59      33.43      43.07     33.88     39.95      28.30
Fourth Quarter     44.08      38.81      39.35     31.50     41.00      28.15