Form 10-K, Exhibit 13
period 2005-01-01
V F CORP
filed 2005-03-10
CIK 103379

                                                                      EXHIBIT 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

VF Corporation ("VF") is a leading marketer of apparel in the United States and in many international markets. Management's vision is to grow VF by building leading lifestyle brands that excite consumers around the world. VF owns a diversified portfolio of brands with strong market positions in several consumer product categories. And, we market occupational apparel to distributors and major employers. We are organized around our principal product categories, and major brands within those categories. These groupings of businesses, referred to as "coalitions," are summarized as follows:

PRODUCT CATEGORY       VF-OWNED BRANDS

Jeanswear              Lee(R), Wrangler(R), Riders(R), Rustler(R), Timber Creek by Wrangler(R)

Outdoor products       The North Face(R), Vans(R), JanSport(R), Eastpak(R), Kipling(R), Napapijri(R)

Intimate apparel       Vanity Fair(R), Lily of France(R), Vassarette(R), Bestform(R)

Sportswear             Nautica(R), John Varvatos(R), Earl Jean(R)

Imagewear              Lee Sport(R), Red Kap(R), Bulwark(R)

VF has a broad customer base, with products distributed through leading specialty, department, chain and discount stores around the world. Approximately 23% of our 2004 sales were in international markets, and our ten largest customers represented 38% of total 2004 sales.

LONG-TERM FINANCIAL TARGETS

We have established several long-term financial targets that guide us in our strategic decisions. Attainment of these targets would be expected to drive increases in shareholder value. These targets are summarized below:

- SALES GROWTH OF 8% PER YEAR - Despite the apparel industry having been relatively flat in terms of unit volume with generally flat to slightly declining prices in recent years, our 2004 sales increased 16%, driven by growth in our core (i.e., ongoing) businesses, the full year effect of our 2003 acquisition of Nautica Enterprises, Inc. ("Nautica") and four acquisitions completed in 2004. We currently expect sales growth of 6 - 8% in 2005, excluding any additional acquisitions. On a longer-term basis, achieving our growth target will require a combination of core growth and acquisitions.

      In our search for acquisitions, we focus on branded apparel businesses that satisfy our strategic and financial goals. Refer to the section titled "Strategic Objectives" for further details.

- OPERATING INCOME OF 14% OF SALES - In recent years, we have made progress toward this goal, as demonstrated by attaining an operating margin of 12.8% in 2004.

      Many of our businesses currently exceed the 14% benchmark, and nearly all of our businesses have double digit margins. We continually evaluate our existing businesses, which in 2004 resulted in the decision to exit our Healthtex(R) and licensed Nike(R) childrenswear business ("VF Playwear") as it no longer met our strategic and financial objectives. We believe that our recently acquired companies can achieve the 14% target.

      The improvement in operating margins in recent years was related, in part, to specific actions taken to reduce our cost structure. These actions have focused on lowering our product cost by moving our production to lower cost locations around the world. We will continue to pursue cost reduction opportunities in product cost, distribution and administrative areas.

- RETURN ON INVESTED CAPITAL OF 17% - We believe that a high return on capital is closely correlated with enhancing shareholder value. We calculate return on invested capital as follows:

             Income before net interest expense, after income taxes
       ------------------------------------------------------------------
       Average short and long-term debt, plus common stockholders' equity

      VF earned a 15.8% return on capital in 2004. We expect acquisition targets will achieve returns in line with our 17% return on capital goal.

- DEBT TO CAPITAL OF LESS THAN 40% - To maintain a conservative financial position, we have established a goal of keeping our total debt to less than 40% of our total capitalization, with capitalization defined as our combined short and long-term debt plus common stockholders' equity. We would, however, be willing to exceed this target ratio, on a short-term basis, to support an appropriate investment opportunity. Despite significant acquisition spending in the last two years, this ratio was reduced to 28.5% at the end of 2004. And at year-end, we reported $485.5 million in cash and equivalents, demonstrating VF's ability to generate strong cash flow from operations.

- DIVIDEND PAYOUT RATIO OF 30% - Our target is to return 30% of our earnings to our stockholders through a consistent dividend policy. We have maintained this payout ratio on a long-term basis. VF has increased dividends paid per share each year for the past 32 years. Our payout rate was 24.9% for 2004. In the fourth quarter of 2004, we increased the quarterly dividend to an indicated annual payout of $1.08 per share for 2005.

STRATEGIC OBJECTIVES

In early 2004, we developed a growth plan that we believe will enable VF to achieve its long-term sales and earnings targets. Our growth strategy consists of five drivers:

1. BUILD NEW GROWING LIFESTYLE BRANDS. Focus on building more growing, global lifestyle brands with an emphasis on younger consumers and on female consumers.

2. EXPAND OUR SHARE WITH WINNING CUSTOMERS. Adapt our organizational structure to a more customer-specific focus to more successfully expand market share and leverage new business opportunities with these successful retailers.

3. STRETCH OUR BRANDS AND CUSTOMERS TO NEW GEOGRAPHIES. Grow our international presence, particularly in rapidly expanding economies such as those in the Far East.

4. FUEL THE GROWTH. Leverage our supply chain and information technology capabilities across VF to drive costs and inventory levels lower, increase productivity and integrate acquisitions efficiently.

5. BUILD NEW GROWTH ENABLERS. Support our growth plans by identifying and developing high potential employees and by recruiting qualified leaders with new skill sets.

HIGHLIGHTS OF 2004

There were several notable actions and results in 2004:

- Sales, net income, earnings per share and cash flow were each at record levels.

- VF completed four acquisitions -- Vans(R) brand performance and casual footwear and apparel for skateboarders and other action sports participants and enthusiasts ("Vans"); Kipling(R) brand backpacks, bags and accessories ("Kipling"); Napapijri(R) brand premium outdoor-based sportswear ("Napapijri"); and a 51% interest in an intimate apparel marketing company in Mexico. These are collectively referred to as the "2004 Acquisitions."

- Net sales increased 16% to $6,054.5 million. In addition to sales of the 2004 Acquisitions, contributing to this increase were a full year of sales of Nautica (compared with four months in the prior year following its acquisition) and organic sales growth in core businesses.

- Net income increased 19% to $474.7 million, and earnings per share increased 17% to $4.21. (All per share amounts are presented on a diluted basis.) These increases resulted from improved operating performance in most core businesses, plus profit contributions from our 2004 and 2003 acquisitions mentioned above.

- We invested $40 million in specific growth and cost reduction initiatives that will assist VF in meeting its long-term sales and earnings targets. This spending was not originally planned for 2004.

- We sold our VF Playwear business, which had been underperforming in recent years.

- Integration of our recent acquisitions is proceeding on or ahead of schedule.

ANALYSIS OF RESULTS OF CONTINUING OPERATIONS

ACQUISITIONS

VF acquired Vans, Kipling and Napapijri in 2004. The Vans(R), Kipling(R) and Napapijri(R) brands are lifestyle brands that we believe have global growth potential. In addition, VF acquired a controlling interest in a newly formed intimate apparel marketing company in Mexico to expand our presence in that growing market.

The total cost of these acquisitions was $667.5 million in cash. These acquisitions added $303.0 million to sales and $0.14 to earnings per share in 2004. These four businesses are expected to contribute at least $200 million in additional sales and could contribute an additional $0.14 to earnings per share in 2005.

See Note B to the Consolidated Financial Statements for more information on the 2004 Acquisitions and on the acquisition of Nautica in 2003.

CONSOLIDATED STATEMENTS OF INCOME

The following table presents a summary of the changes in our Net Sales in the last two years:

                                                         2004               2003
                                                     Compared with     Compared with
In millions                                              2003               2002
                                                     -------------     -------------
Net sales - prior year                                $     5,207       $    5,084
Core businesses                                               235             (110)
Acquisitions in prior year (to anniversary date)              367                -
Acquisitions in current year                                  303              264
Disposition of VF Playwear                                    (57)             (31)
                                                      -----------       ----------
Net sales - current year                              $     6,055       $    5,207
                                                      ===========       ==========

Sales increased in most core businesses in 2004 due to unit volume increases, particularly in our outdoor and intimate apparel businesses, and the favorable effects of foreign currency translation. Substantially all of the sales decline in our core businesses during 2003 was due to decreases in unit volume, offset in part by the effects of foreign currency translation. Sales in core businesses in 2003 declined by $126 million resulting from two major customers operating under bankruptcy protection and their store closures: Kmart Corporation, which filed for bankruptcy protection in January 2002 and emerged from bankruptcy in May 2003 as Kmart Holding Corporation, and Ames Department Stores, Inc., which operated under bankruptcy protection until its liquidation in the second half of 2002. Additional details on sales are provided in the section titled Information by Business Segment.

The 2004 Acquisitions added 6% to sales in 2004. The acquisition of Nautica in August 2003 added 7% (prior to the 2004 anniversary date of its acquisition) to 2004 sales and contributed 5% to 2003 sales.

In translating foreign currencies into the U.S. dollar, the weaker U.S. dollar in relation to the functional currencies where VF conducts the majority of its business (primarily the European euro countries) improved sales comparisons by $96 million in 2004 relative to 2003. For 2003, sales comparisons benefited by $128 million relative to 2002. The average translation rate for the euro was $1.23 per euro during 2004, compared with $1.12 during 2003 and $0.94 during 2002. Based on the translation rate of $1.36 per euro at the end of 2004, reported sales in 2005 may also receive a translation benefit compared with 2004.

The following table presents the percentage relationship to Net Sales for components of our Consolidated Statements of Income:

                                                   2004    2003    2002
                                                   ----    ----    ----
Gross margin (net sales less cost of goods sold)   39.8%   37.4%   36.0%
Marketing, administrative and general expenses    (27.7)  (25.6)  (24.2)
Royalty income and other                            0.7     0.6     0.4
                                                   ----    ----    ----
Operating income                                   12.8%   12.4%   12.2%
                                                   ====    ====    ====

Gross margins increased to 39.8% of sales in 2004, compared with 37.4% in 2003 and 36.0% in 2002. Approximately 1.8% of the 2004 increase was in our core businesses, including changes in the mix of our businesses as we have experienced sales growth in our higher margin outdoor businesses, benefits of cost reduction actions and operating efficiencies. The additional 0.6% increase in gross margin as a percent of sales was due to higher gross margins of the 2004 Acquisitions and the 2003 acquisition of Nautica (prior to its anniversary date). Approximately 1.0% of the 2003 increase in gross margin was due to changes in the mix of our businesses, as we experienced sales growth in our higher margin outdoor and international jeans businesses, and from the acquisition of Nautica. The remaining 0.4% improvement related to benefits of our cost reduction initiatives and lower restructuring costs incurred relative to 2002.

Over the last five years, we closed a significant number of manufacturing facilities in the United States and shifted production to lower cost sources. As a result of this shift in sourcing, the amount of sales in the United States derived from products manufactured in lower cost locations outside the United States has increased each year over the last three years. During 2004, 3% of the units we sold in the United States were manufactured in VF-owned plants in the United States. In contrast, at the end of 2000, approximately one-third of our products sold in the United States were manufactured in our United States plants. Today, of the total products supporting sales to customers in the United States, 38% were manufactured in VF-owned facilities in Mexico and the Caribbean Basin and 59% were obtained from contractors, primarily in Asia. We believe this combination of VF-owned and contracted production from different geographic regions provides a competitive advantage in our product sourcing.

Marketing, Administrative and General Expenses increased as a percent of sales to 27.7% in 2004, compared with 25.6% in 2003 and 24.2% in 2002. During 2004, approximately 1.4% of the increase was due to the higher cost to sales relationship of the 2004 Acquisitions and Nautica

(prior to the anniversary date of its acquisition) than other VF businesses. The remaining 0.7% is due to spending on the growth and cost reduction initiatives discussed in the following paragraph, increased incentive compensation expense and increased advertising as a percent of sales, offset in part by favorable effects of higher volume and cost reduction efforts. During 2003, approximately 0.7% of the increase in these expenses as a percent of sales was due to changes in the mix of our businesses, with a larger portion of sales coming from businesses having a higher expense percentage. In addition, increased pension cost in 2003 resulted in a 0.5% increase. The remaining 0.2% of the increase was due to lower sales volume in our core businesses without a proportionate decline in expenses.

Operating results in 2004 included $40 million of expense (0.7% of net sales) related to growth and cost reduction initiatives. Of this total, approximately $36 million related to Marketing, Administrative and General Expenses, with the balance related to Cost of Goods Sold. Approximately 40% of this spending related to new or expanded advertising programs and market research associated with our Nautica(R) and other brands. Approximately 45% of the spending related to cost reduction actions and consulting related to future cost reduction opportunities. For example, we entered into an information technology outsourcing agreement with a major third party service provider, and we incurred charges for the closure of a production plant and for consolidation of distribution centers. And finally, approximately 10% of the spending related to additional positions to drive growth. We added four new executive positions, and will be adding supporting staff positions, dedicated to working more closely with our major customers, driving increased strategic planning for brand development and pursuing targeted acquisition efforts.

We include cooperative advertising, retail store and distribution costs in Marketing, Administrative and General Expenses, as stated in our significant accounting policies in Note A to the Consolidated Financial Statements. Some other companies may classify cooperative advertising costs as a reduction of Net Sales, while some may classify retail store and distribution costs in Cost of Goods Sold. Accordingly, our gross margins and operating expenses may not be directly comparable with those companies.

Royalty Income and Other increased by $12.7 million in 2004 and $7.0 million in 2003. Net royalty income was $49.9 million in 2004, $28.6 million in 2003 and $20.5 million in 2002. The increase in both years was primarily from higher levels of licensing activity related to Nautica, acquired in August 2003. Also included in this caption is $9.5 million of net charges related to the disposition of VF Playwear in 2004.

Goodwill Impairment consisted of a charge of $2.3 million in our VF Playwear reporting unit in 2002 based on a revised forecast of its profits and cash flows.

Interest Expense (including amortization of debt discount, debt issuance costs and gain/loss on interest rate hedging contracts) increased by $14.7 million in 2004 and decreased by $10.0 million in 2003. The increase in 2004 was primarily due to higher average borrowings, and the decrease in 2003 was primarily due to lower average interest rates. Average interest-bearing debt outstanding totaled approximately $1,050 million for 2004, $810 million for 2003 and $770 million for 2002. The weighted average interest rate was 7.0% for 2004, 7.3% for 2003 and 8.1% for 2002. Interest Income in 2003 included $5.7 million related to the settlement of federal income tax issues.

The effective income tax rate for continuing operations was 33.3% in 2004, compared with 33.5% in 2003 and 35.1% in 2002. The effective income tax rate declined in 2004 relative to 2003 primarily due to increased income in international jurisdictions that was taxed at lower rates. The effective tax rate declined in 2003 relative to the prior year due to (1) higher nontaxable income related to investments held for employee benefit plans, (2) lower foreign operating losses with no related tax benefit and (3) favorable settlements in 2003 of prior years' federal and state income tax returns.

Income from continuing operations was $474.7 million ($4.21 per share) in 2004. This compares with income from continuing operations of $397.9 million ($3.61 per share) in 2003 and $364.4 million ($3.24 per share) in 2002. Income from continuing operations increased 19% in 2004, while earnings per share increased 17%, reflecting a larger number of shares outstanding due to exercises of stock options. In 2003, income from continuing operations increased 9% over the prior year, while earnings per share increased 11%, reflecting the benefit of shares repurchased during 2003 and 2002. In translating foreign currencies into the U.S. dollar, the weaker U.S. dollar had a $0.09 favorable impact on earnings per share in 2004 compared with the prior year and a $0.14 favorable impact in 2003 compared with the prior year. The 2004 Acquisitions had a $0.14 favorable impact on 2004 operating results, and the acquisition of Nautica in 2003 had a $0.16 per share favorable impact on 2003 results.

In 2002, VF exited the Private Label Knitwear and the Jantzen swimwear businesses. Both businesses met the criteria for treatment as discontinued operations. Accordingly, their operating results and cash flows are separately presented as discontinued operations in the accompanying consolidated financial statements. During 2002, these businesses contributed net income of $8.3 million ($0.07 per share), primarily due to gains on disposal of real estate.

VF adopted FASB Statement No. 142, Goodwill and Other Intangible Assets, at the beginning of 2002. In adopting this Statement, we estimated the fair value of our individual business reporting units on a discounted cash flow basis. This evaluation, and the related valuation of net assets of each reporting unit, indicated that recorded Goodwill exceeded its fair value at several business units where performance had not met management's expectations established at their acquisition dates. More specifically, the European intimate apparel, childrenswear, occupational apparel and licensed sportswear business units had been profitable in prior years but at a lower level than anticipated at the dates of their respective acquisitions. The Latin American jeanswear business units had not been profitable due to deteriorating economic conditions in South America, but profitability was expected in the future. In each case, recorded Goodwill was expected to be recoverable from future undiscounted operating cash flows. The write-down of Goodwill upon adoption of this Statement was attributable to differences between the fair value approach under this Statement and the undiscounted cash flow approach used under previous accounting literature. The adoption of this Statement resulted in a noncash charge of $527.3 million in 2002, without tax benefit ($4.69 per share). See Note A to the Consolidated Financial Statements for additional details.

VF reported net income of $474.7 million ($4.21 per share) in 2004, compared with $397.9 million ($3.61 per share) in 2003. Including the effect of the above accounting change and the discontinued operations discussed in the preceding paragraphs, VF reported a net loss of $154.5 million ($1.38 per share) in 2002.

INFORMATION BY BUSINESS SEGMENT

VF's businesses are organized into five product categories, and by brands within those product categories, for management and internal financial reporting purposes. These groupings of businesses are referred to as "coalitions." Both management and VF's Board of Directors evaluate operating performance at the coalition level. These coalitions represent VF's reportable business segments.

For business segment reporting purposes, Coalition Sales and Coalition Profit represent net sales and operating expenses under the direct control of an individual coalition, royalty income for which it has responsibility, amortization of acquisition-related intangible assets and its share of centralized corporate expenses directly related to the coalition. Corporate expenses not apportioned to the coalitions and net interest expense are excluded from Coalition Profit. Importantly, this basis of performance evaluation is consistent with that used for management incentive compensation.

See Note R to the Consolidated Financial Statements for composition of the coalitions. Also see Note R for a summary of our results of operations and other information by coalition, along with a reconciliation of Coalition Profit to Consolidated Income from Continuing Operations before Income Taxes. Coalition results are not necessarily indicative of the operating results that would have been reported had each business coalition been an independent, stand-alone entity during the periods presented. Further, VF's presentation of Coalition Profit may not be comparable with similar measures used by other companies.

The following table presents a summary of the changes in our Net Sales by coalition during the last two years:

                                           Outdoor
                                         Apparel and  Intimate
In millions                   Jeanswear   Equipment    Apparel    Imagewear  Sportswear    Other
                              ---------   ---------   ----------  ---------  ----------   -------
Net sales - 2002               $ 2,789     $   508     $   840     $   752     $     -    $   195
Core businesses                   (122)         73         (10)        (40)          -        (11)
Acquisitions in current year         -           -           -          15         249          -
Disposition of VF Playwear           -           -           -           -           -        (31)
                               -------     -------     -------      ------     -------    -------
Net sales - 2003                 2,667         581         830         727         249        153
Core businesses                     (5)        127          68          31           -         14
Acquisitions in prior year           -           -           -          12         355          -
Acquisitions in current year         -         296           6           -           1          -
Disposition of VF Playwear           -           -           -           -           -        (57)
                               -------     -------     -------     -------     -------    -------
Net sales - 2004               $ 2,662     $ 1,004     $   904     $   770     $   605    $   110
                               =======     =======     =======     =======     =======    =======

      JEANSWEAR:

The Jeanswear coalition consists of our global jeanswear businesses, led by the Wrangler(R) and Lee(R) brands. Overall jeanswear sales in 2004 declined slightly, with a 3% decline in domestic jeanswear substantially offset by a 7% increase in international jeanswear. Domestic jeanswear sales declined due to a continued reduction in sales to Kmart Holding Corporation, which emerged from bankruptcy protection in 2003, lower sales of off-price product and reduced sales of Lee(R) branded women's products. Sales in international markets benefited from $57 million of favorable foreign currency translation. Increased sales in Canada, Latin America and Mexico helped to offset declines in our European businesses. In 2003, overall jeanswear sales declined 4%. Domestic jeanswear sales declined 7%, with the unit volume decline related to the two bankruptcies noted in the previous section accounting for almost all of the sales dollar decline. The balance was due to selected price reductions and changes in product mix. International jeanswear sales increased 5% in 2003 due to a $72 million favorable effect of foreign currency translation.

Jeanswear Coalition Profit increased 9% in 2004 due to lower sales of off-price products and improvements in operating efficiencies, particularly in the United States. Coalition Profit declined by 12% during 2003, with two-thirds of the decline related to the bankruptcies mentioned above. Coalition Profit in 2003 also declined due to selected price decreases and a net change in product mix (lower margin products), offset by benefits from previous years' restructuring actions.

      OUTDOOR APPAREL AND EQUIPMENT:

The Outdoor Apparel and Equipment coalition consists of VF's outdoor-related businesses represented by The North Face(R) brand (apparel and equipment) and the JanSport(R) and Eastpak(R) brands (apparel and daypacks). Acquisitions in 2004 added Vans(R) brand performance and casual footwear and apparel for skateboarders and other action sports participants and enthusiasts, Kipling(R) brand backpacks, bags and accessories and Napapijri(R) brand outdoor-based sportswear, which collectively contributed $296 million to 2004 sales. Sales increased in both 2004 and 2003 in the core businesses, with unit volume increases at The North Face resulting from strong consumer demand for its products in the United States and internationally. Sales in both years benefited from the favorable effects of foreign currency translation - $23 million in 2004 and $31 million in 2003 relative to the respective prior year.

Coalition Profit increased 61% in 2004 over the prior year and increased 34% in 2003 over 2002. About one-half of the 2004 increase was due to the 2004 Acquisitions. The remainder of the 2004 increase and most of the 2003 increase was due to volume increases at The North Face.

      INTIMATE APPAREL:

The Intimate Apparel coalition consists of our global women's intimate apparel businesses, led by the Vanity Fair(R), Lily of France(R), Vassarette(R) and Bestform(R) brands in the United States. Sales increased 9% in 2004, with unit volume growth in our private label business resulting from new programs sold to a major private label customer and unit growth in our mass market Vassarette(R) and Curvation(R) brands. Domestic intimate apparel sales in 2003 were flat in the department store and mass market channels, but overall declined by 3% due to a decrease in private label programs. International intimate apparel sales advanced in both 2004 and 2003. During 2004, the comparison was helped by the acquisition of a new business in Mexico in 2004 and favorable effects of foreign currency translation of $16 million. Currency translation benefited 2003 by $25 million relative to the respective prior year.

Coalition Profit increased 37% in 2004 and declined 11% in 2003 from the respective prior year. The 2004 increase was due to higher volume and improved operating efficiencies. The decline in 2003 resulted from lower sales volume and a $7.7 million charge related to a withdrawal liability for a multiemployer union pension plan.

      IMAGEWEAR:

The Imagewear coalition includes VF's occupational (industrial, career and safety) apparel business, as well as our licensed sports apparel business. Coalition Sales increased 6% in 2004 and declined 3% in 2003.

Occupational apparel sales increased 5% in 2004, primarily due to higher sales of service uniforms to governmental agencies, compared with a sales decline of 9% in 2003. While sales of career and safety apparel have generally been increasing in recent years, industrial workwear has been declining since 2000. This decline in workwear resulted from (1) workforce reductions in the United States manufacturing sector, which has impacted overall workwear uniform sales, and (2) the ongoing consolidation of our industrial laundry customers and those customers placing greater reliance on their in-house manufacturing and product sourcing. Sales of the licensed sports business grew 15% in 2004 and 16% in 2003, led by increases in sales of products under license from the National Football League, Major League Baseball and Harley-Davidson Motor Company, Inc.

Coalition Profit increased 14% in 2004 due to volume gains across most business units, offset in part by a small loss in the distributor knitwear business. Coalition Profit increased 18% in 2003 due to cost reduction benefits resulting from prior years' restructuring actions, which allowed for a higher margin on a lower sales volume, and the absence of restructuring charges in 2003.

      SPORTSWEAR:

The Sportswear coalition consists of our Nautica(R) fashion sportswear, John Varvatos(R) luxury apparel and accessories and Earl Jean(R) fashion jeans brands, all acquired as part of the Nautica acquisition in August 2003. Both Coalition Sales and Coalition Profit include a full year of operating results for 2004, compared with only four months in 2003. On a comparable full year basis and as anticipated at the time of the acquisition, unit sales for the Nautica(R) brand declined slightly due to fewer department store doors. Unit sales also declined at Earl Jean but advanced at John Varvatos. Also on a comparable full year basis, Coalition Profit for the Nautica(R) brand increased due to improved retail performance resulting in fewer markdowns and returns, cost reductions, the exit of an unprofitable product line and other operating efficiencies.

The operating plan for the Nautica business at the acquisition date was to (1) restore and rebuild the brand's image, (2) stabilize its men's wholesale sportswear business by designing product that was consistent with the brand's image, (3) grow the other core businesses, including men's jeans, retail and licensing, and (4) exit underperforming businesses. Several management team changes were made to drive the needed changes in the business. The 2004 product lines were returned to the more classic Nautica(R) brand styling, and we made substantial progress toward achieving each of the four operating objectives set forth above. We believe that Nautica is positioned for growth and increased profitability in 2005, and we expect another year of significant growth in John Varvatos.

      OTHER:

The Other business segment consists primarily of VF Playwear. Trademarks and certain operating assets of this business unit were sold in May 2004. Inventories and other retained assets were liquidated during the remainder of the year. The segment loss in 2004 included net charges of $9.5 million related to the disposal of this business. See Note C to the Consolidated Financial Statements for a summary of VF Playwear's sales and losses for the three years.

This segment also includes the VF Outlet business unit, which consists of company-operated retail outlet stores in the United States that sell a broad selection of products, primarily excess quantities of first quality VF products. Sales and profit of non-VF products (primarily hosiery, underwear and accessories to provide a broader selection of merchandise to attract consumer traffic) are reported in this business segment. Sales and profit of VF products are reported as part of the operating results of the respective coalitions.

      RECONCILIATION OF COALITION PROFIT TO CONSOLIDATED INCOME BEFORE INCOME
      TAXES:

There are two types of costs necessary to reconcile total Coalition Profit, as discussed in the preceding paragraphs, to Consolidated Income from Continuing Operations before Income

Taxes. These costs, discussed below, are Interest and Corporate and Other Expenses. See Note R to the Consolidated Financial Statements.

Interest Expense, Net, was discussed in the previous "Consolidated Statements of Income" section. Interest is excluded from Coalition Profit because substantially all of our financing costs are managed at the corporate office and are not under the control of coalition management.

Corporate and Other Expenses consists of corporate and similar costs that are not apportioned to the operating coalitions. These expenses are summarized as follows and discussed in the paragraphs below:

In millions                               2004        2003        2002
                                         -------     -------     -------
Information systems                      $ 137.1     $ 125.1     $ 126.4
Less costs apportioned to segments        (108.4)     (102.1)     (101.1)
                                         -------     -------     -------
                                            28.7        23.0        25.3
Corporate headquarters' costs               69.6        46.7        47.5
Trademark maintenance and enforcement       12.9        10.3        11.3
Other                                       (2.0)        1.5        19.4
                                         -------     -------     -------
Corporate and Other Expenses             $ 109.2     $  81.5     $ 103.5
                                         =======     =======     =======

- INFORMATION SYSTEMS - Included are costs of our U.S.-based management information systems and of our centralized shared services center. Operating costs of information systems and shared services are charged to the coalitions based on utilization of those services, such as minutes of computer processing time, number of transactions or number of users. However, costs to develop new computer applications that will be used across VF are not allocated to the coalitions. The biggest factor in the information systems cost increase in 2004 was $8.3 million of consulting, severance and asset write-downs related to outsourcing certain of our information technology needs to a major third party service provider.

- CORPORATE HEADQUARTERS' COSTS - Headquarters' costs include compensation and benefits of corporate management and staff, legal and professional fees, and administrative and general expenses, which are not apportioned to the coalitions. Costs increased in 2004 primarily due to a $15.0 million increase in incentive compensation related to VF's strong 2004 financial performance relative to its targets. Also included in 2004 was $5.8 million of consulting and research expenses related to VF's growth and cost saving initiatives.

- TRADEMARK MAINTENANCE AND ENFORCEMENT - Legal and other costs of registering, maintaining and enforcing VF's portfolio of trademarks, plus costs of licensing administration, are controlled by a centralized trademark and licensing staff and are not allocated to the coalitions.

- OTHER - This category includes (1) adjustments to convert the earnings of certain business units using the FIFO inventory valuation method for internal reporting to the LIFO method for consolidated financial reporting, (2) other consolidating adjustments and (3) miscellaneous costs that result from corporate programs or corporate-managed decisions that are not allocated to the business units for internal management reporting. In 2002, this category included a special $8.0 million incentive compensation payment covering most employees and an increase of $3.7 million in worker's compensation expense based on consultation with our independent adviser. These charges were retained in corporate for internal management reporting and not apportioned to the coalitions due to the nature of these items and the inability of our coalition management to influence them.

ANALYSIS OF FINANCIAL CONDITION

BALANCE SHEETS

Accounts Receivable increased in 2004 primarily due to the 2004 Acquisitions. The number of days' sales outstanding increased slightly in 2004 due to longer terms offered to customers at certain of the 2004 Acquisitions.

Inventories increased in 2004 due to the 2004 Acquisitions. Inventory levels at core businesses declined 3% from the end of 2003. Inventories have been declining in recent years through more efficient sales forecasting and production planning techniques. In addition, sales near the end of 2004 were higher than forecasted, resulting in inventory levels below expectations.

Property, Plant and Equipment declined in 2004 because depreciation expense during the year exceeded the sum of capital spending and assets acquired as part of the 2004 Acquisitions. Intangible Assets and Goodwill each increased in 2004 due to the 2004 Acquisitions. See Notes B, F, G and H to the Consolidated Financial Statements.

Deferred Income Taxes, recorded as noncurrent assets, declined in 2004 due to the inclusion of $85.6 million of noncurrent deferred income tax credits arising from the 2004 Acquisitions.

These deferred tax credits related primarily to Intangible Assets of the acquired companies.

Accounts Payable increased in 2004 due to the 2004 Acquisitions and growth in our businesses. Accrued Liabilities increased due to the 2004 Acquisitions and an increase in accrued compensation related to increased incentive compensation payable based on VF's strong 2004 performance relative to its targets.

Total Long-term Debt was relatively flat from 2003 to 2004, with $400.0 million of notes reclassified to Current Portion of Long-term Debt based on debt retirement schedules. Of the current portion, $100.0 million is due on June 1, 2005 and $300.0 million is due on October 1, 2005.

Other Liabilities increased in 2004 by $17.5 million. Included are increases of $43.6 million in liabilities from growth in core businesses and $16.1 million in deferred income taxes, offset by a $42.2 million reduction in our minimum pension liability. See Note N to the Consolidated Financial Statements and the following paragraph.

In VF's defined benefit pension plans, accumulated benefit obligations exceeded the fair value of plan assets by $213.5 million at our plans' last valuation date. At the end of 2004, VF had a minimum pension liability of $157.0 million (net of a prepaid pension asset). The related charge to Accumulated Other Comprehensive Income (Loss), net of income taxes, was $119.1 million in 2004. Of the total minimum pension liability, $55.0 million was recorded as a current liability based on our contribution to the plan in January 2005, and $102.0 million was recorded as a long-term liability. The minimum pension liability at the end of 2004 compares with $199.2 million at the end of 2003 (of which $55.0 was classified as a current liability) and a related charge to Accumulated Other Comprehensive Income (Loss), net of income taxes, of $160.9 million. The reduction in underfunding at the end of 2004 resulted from growth in plan assets and VF contributions made during the year.

LIQUIDITY AND CASH FLOWS
The financial condition of VF is reflected in the following:

Dollars in millions              2004                 2003
                            -----------             ----------
Working capital             $   1,006.4             $  1,419.3

Current ratio                  1.7 to 1               2.8 to 1

Debt to total capital              28.5%                  33.7%

For the ratio of debt to total capital, debt is defined as short-term and long-term borrowings, and total capital is defined as debt plus common stockholders' equity. Our ratio of net debt to total capital, with net debt defined as debt less cash and equivalents, was 17.0% at the end of 2004.

VF's primary source of liquidity is its strong cash flow provided by operations, which was $730.3 million in 2004, $543.7 million in 2003 and $645.6 million in 2002. Cash flow from operations is primarily dependent on the level of operating income and controlling investments in inventories and other working capital components. Income from continuing operations increased significantly in 2004 over 2003, and in 2003 over 2002. The net change in working capital components during 2004 and during 2002 resulted in $63.4 million and $50.0 million, respectively, of cash provided by operations, compared with cash usage of $6.9 million in 2003. A major reason for the year-to-year cash impact from changes in working capital over this three year period related to changes in incentive compensation, as amounts earned in a year are paid early in the following year. Cash provided by operating activities in 2004 included approximately $11 million of cash provided by the 2004 Acquisitions (for the periods after their acquisition), while 2003 included approximately $60 million of cash provided by Nautica (for the period after its acquisition). Cash provided from operations resulting from the liquidation of VF Playwear (but excluding proceeds from sale of the business) was approximately $40 million during 2004 (see Note C to the Consolidated Financial Statements).

In addition to cash flow from operations, VF is well-positioned to finance its ongoing operations and meet unusual circumstances that may arise. VF has a $750.0 million unsecured committed bank facility that expires in September 2008. This bank facility supports a $750.0 million commercial paper program. Any issuance of commercial paper would reduce the amount available under the bank facility. At the end of 2004, $738.2 million was available for borrowing under the credit agreement, with $11.8 million of standby letters of credit issued under the agreement. Further, under a registration statement filed in 1994 with the Securities and Exchange Commission, VF has the ability to offer, on a delayed or continuous basis, up to

$300.0 million of additional debt, equity or other securities.

The principal investing and financing activities in 2004 and 2003 related to acquisitions. We paid cash of $655.1 million and $578.0 million for acquisitions in 2004 and 2003, respectively, net of cash balances in the acquired companies. The acquisitions were funded with existing VF cash balances, short-term commercial paper borrowings and, in 2003, $292.1 million borrowed in the long-term capital markets. All commercial paper borrowings, plus debt of the acquired companies of $28.8 million in 2004 and $14.9 million in 2003, were repaid during the respective years, and we ended 2004 with $485.5 million in cash and equivalents.

In April 2004, Standard & Poor's Ratings Services affirmed its `A minus' long-term corporate credit and senior unsecured debt ratings for VF. Standard & Poor's ratings outlook is `stable.' Also in April 2004, Moody's Investors Service affirmed VF's long-term debt rating of `A3' and short-term debt rating of `Prime-2' and continued the ratings outlook as `negative.' Based on current conditions, we do not believe that the negative outlook by Moody's will have a material impact on VF's ability to issue long or short-term debt. Existing debt agreements do not contain acceleration of maturity clauses based on changes in credit ratings.

Capital expenditures were $81.4 million in 2004, compared with $86.6 million and $64.5 million in 2003 and 2002, respectively. Capital expenditures in each of these years generally related to maintenance spending in our worldwide manufacturing and other facilities. We expect that capital spending could reach $120 million in 2005, with the increase related to distribution projects and to higher retail store investments. Capital spending will be funded by cash flow from operations.

As discussed in the previous section, accumulated benefit obligations in VF's defined benefit pension plans exceeded the fair value of plan assets by $213.5 million at the plans' latest valuation date. We believe retirement benefits are important for our associates, and accordingly, we are committed to maintaining a well-funded pension plan. Although VF was not required by applicable law to make any funding contribution to the qualified pension plan trust in 2004, 2003 and 2002 and will not be required to do so in 2005, we made cash contributions of $55.0 million in each of January 2005 and 2004 and $75.0 million in 2003. These contributions were significantly higher than our contributions of $20.0 million in each of the prior two years. We will continue to monitor the funded status of the plan and evaluate future funding levels. We believe VF has adequate liquidity to meet future funding requirements.

During 2003, VF purchased 1.7 million shares of its Common Stock in open market transactions at a cost of $61.4 million (average price of $36.55 per share) and in 2002 purchased 3.0 million shares at a cost of $124.6 million (average price of $41.54 per share). Under its current authorization from the Board of Directors, VF may purchase an additional 5.3 million shares. We suspended the share repurchase program during the second quarter of 2003 through the end of 2004 to fund acquisition spending. Our current intent is to repurchase 2.0 million shares during 2005 to offset dilution caused by exercises of stock options. However, the actual number purchased during 2005 may vary depending on funding required to support business acquisition opportunities.

Cash dividends totaled $1.05 per common share in 2004, compared with $1.01 in 2003 and $0.97 in 2002. Our target is to pay dividends totaling approximately 30% of our diluted earnings per share on a long-term basis. The dividend payout rate was 24.9% in 2004 compared with payout rates of 28.0% in 2003 and 29.9% in 2002, based on income from continuing operations. The current indicated annual dividend rate for 2005 is $1.08 per share.

In 2002, cash provided by discontinued operations totaled $69.9 million from the sale of the Jantzen business and related assets and from liquidation of working capital from the Jantzen and knitwear businesses.

Following is a summary of VF's fixed obligations at the end of 2004 that will require the use of funds:

                                                           Payments Due or Forecasted by Period
                                          ----------------------------------------------------------------------------
In millions                   Total         2005          2006         2007           2008          2009    Thereafter
                             -------      -------         -----        ----          -----         -----    ----------
Long-term debt *             $ 1,622      $   464         $  69        $ 69          $  36         $  35       $   949
Operating leases                 415           98            84          66             53            39            75
Minimum royalty payments          66           14            17          16             14             5             -
Inventory obligations **         817          682            15          15             15            15            75
Other obligations ***            885          221           111          91             88            87           287
                             -------      -------         -----        ----          -----         -----       -------
Total                        $ 3,805      $ 1,479         $ 296        $257          $ 206         $ 181       $ 1,386
                             =======      =======         =====        ====          =====         =====       =======

* Long-term debt service obligations include both principal and related interest.

** Inventory purchase obligations represent commitments for raw material, sewing labor and finished goods in the ordinary course of business that are payable upon satisfactory receipt of the inventory by VF, plus a commitment to purchase $15.0 million per year through 2013 of finished goods from one supplier.

*** Other obligations represent other commitments for the expenditure of funds, many of which do not meet the criteria for recognition as a liability for financial statement purposes. These commitments include forecasted amounts related to (1) contracts not involving the purchase of inventories, such as advertising and the noncancelable portion of service or maintenance agreements, (2) capital expenditures for approved projects and (3) components of Other Liabilities, as presented and classified as noncurrent liabilities in VF's Consolidated Balance Sheet, that will require the use of cash. Projected cash requirements for components of Other Liabilities include (1) portions of those liabilities recorded in Current Liabilities, (2) discretionary funding contributions to our pension plan trust of $55 million per year through 2009 based on information provided by our independent actuary and management's current intent and (3) payments of deferred compensation and other employee-related benefits based on forecasted activity and prior experience.

We have other financial commitments at the end of 2004 that may require the use of funds under certain circumstances:

- Shares of Series B Redeemable Preferred Stock have been issued to participants as matching contributions under the Employee Stock Ownership Plan ("ESOP"). If requested by the trustee of the ESOP, VF has an obligation to redeem Preferred Stock held in participant accounts and to pay each participant the value of his or her account. The amounts of these redemptions vary based on the conversion value of the Preferred Stock. In 2004 and 2003, no funds were required as the ESOP trustee elected to convert the Preferred Stock of withdrawing participants into shares of Common Stock. Payments made for redemption of Preferred Stock were $5.8 million in 2002.

- VF has entered into $80.5 million of surety bonds and standby letters of credit representing contingent guarantees of performance under self-insurance and other programs. These commitments would only be drawn upon if VF were to fail to meet its claims obligations.

Management believes that VF's cash balances and funds provided by operations, as well as unused committed bank credit lines, additional borrowing capacity and access to equity markets, taken as a whole, provide (1) adequate liquidity to meet all of its obligations when due, (2) adequate liquidity to fund capital expenditures and to maintain our dividend payout policy and (3) flexibility to meet investment opportunities that may arise. Specifically, we believe VF has adequate liquidity to repay the $100.0 million and $300.0 million of long-term debt obligations due in June and October 2005, respectively.

RISK MANAGEMENT
VF is exposed to a variety of market risks in the ordinary course of business. We regularly assess these potential risks and manage our exposures to these risks through our operating and financing activities and, when appropriate, by utilizing natural hedges and by creating offsetting positions through the use of derivative financial instruments. Derivative financial instruments are contracts in which the payments are linked to changes in currency exchange rates, interest rates or other financial measures. We do not use derivative financial instruments for trading or speculative purposes.

We limit the risk of interest rate fluctuations on net income and cash flows by managing our mix of fixed and variable interest rate debt. In addition, we may also use derivative financial instruments to minimize our interest rate risk. Since our long-term debt has fixed interest rates, our primary interest rate exposure relates to changes in interest rates on short-term borrowings, which averaged $96 million during 2004. However, any change in interest rates would also affect interest income earned on VF's cash equivalents on deposit. Based on average amounts of short-term borrowings and of cash on deposit during 2004, the effect of a hypothetical 1.0% change in interest rates on reported net income would not be material.

Approximately 23% of our business is conducted in international markets. Our foreign businesses operate in functional currencies other than the United States dollar (except in Turkey, where we use the United States dollar because of the high inflation rate in that country). Assets and liabilities in these foreign businesses are subject to fluctuations in foreign currency exchange rates. Investments in these primarily European and Latin American businesses are considered to be long-term investments, and accordingly, foreign currency translation effects on those net assets are included in a component of Accumulated Other Comprehensive Income (Loss) in Common Stockholders' Equity. We do not hedge these net investments and do not hedge the translation of foreign currency operating results into the United States dollar.

A growing percentage of the total product needs to support our businesses are manufactured in our plants in foreign countries or by independent foreign contractors. We monitor net foreign currency market exposures and may in the ordinary course of business enter into foreign currency forward exchange contracts to hedge specific foreign currency transactions or anticipated cash flows. Use of these financial instruments allows us to reduce VF's overall exposure to exchange rate movements, since gains and losses on these contracts will offset losses and gains on the transactions being hedged. Our practice is to hedge a portion of our net foreign currency cash flows (relating to cross-border inventory purchases and production costs, product sales and intercompany royalty payments anticipated during the following 12 months) by buying or selling United States dollar contracts against various currencies.

If there were a hypothetical adverse change in foreign currency exchange rates of 10% relative to the United States dollar, the expected effect on the fair value of the hedging contracts outstanding at the end of 2004 would be approximately $23 million. Based on changes in the timing and amount of foreign currency exchange rate movements, actual gains and losses could differ.

VF is exposed to market risks for the pricing of cotton and other fibers, which indirectly affects fabric prices. We manage our fabric prices by ordering denim and other fabrics several months in advance, but we have not historically managed commodity price exposures by using derivative instruments.

VF has nonqualified deferred compensation plans in which liabilities accrued for the plans' participants are based on market values of investment funds that are selected by the participants. The risk of changes in the market values of the participants' underlying investment selections is hedged by VF's investments in a portfolio of securities that substantially mirrors the investment selections underlying the deferred compensation liabilities. These VF-owned investment securities are held in irrevocable trusts. Increases and decreases in deferred compensation liabilities are substantially offset by corresponding increases and decreases in the market value of VF's investments, resulting in a negligible net exposure to our operating results and financial position.

STOCK-BASED COMPENSATION; CHANGE IN ACCOUNTING POLICY EFFECTIVE IN 2005

We are currently evaluating FASB Statement No. 123 (R), Share-Based Payment, which was issued in late 2004. This Statement requires that the cost of stock options, based on the fair value of such options at the date of grant, be recognized as compensation expense over the vesting period. This Statement also changes the method of expense recognition for our performance-based restricted stock units.

The new Statement, which must be adopted no later than the beginning of the third quarter of 2005, has two methods of adoption. VF may elect to recognize compensation expense for options granted prior to but not vested as of the date of adoption, in which case prior periods would remain unchanged and pro forma disclosures would continue to be provided for those periods. Alternatively, VF may elect to restate either all prior periods presented, or all periods since the beginning of 2005, by recognizing compensation expense in the amounts previously reported in the pro forma disclosures.

Management has not yet determined which method of adoption it will use for the new Statement. The estimated effect of adopting the new rules for all unvested stock options and other stock-based compensation will be to reduce reported earnings per share by approximately $0.05 for each quarter of 2005 following adoption. In addition, if the first method above is selected, we would record a noncash charge at the date of adoption for the cumulative effect of applying the new rules for all unvested stock options, which we estimate to be approximately $0.10 per share. Although the new rules will result in a reduction in future earnings, there will be no impact on total Common Stockholders' Equity.

As described in Note A to the Consolidated Financial Statements, in accordance with applicable accounting pronouncements to date, compensation expense has not been recognized for stock options but has been recorded for other forms of equity compensation. If compensation expense in 2004 and prior years had been recognized for stock options based on the fair value-based method, reported earnings per share would have been reduced by $0.11 in 2004 and $0.12 in 2003. The pro forma effect in 2004 was slightly less than 2003 due primarily to the reduced number of stock options granted in 2004, offset in part by the higher fair value of those options.

Compensation expense recorded in the financial statements for performance-based restricted stock units was $0.06 per share in 2004, compared with $0.01 per share in 2003. Compensation expense increased for these performance-based restricted stock units during 2004 due to (1) a shift in the overall mix of long-term executive compensation, with an increased number of restricted stock units granted in 2004 offset by a reduced number of stock options granted, (2) the increased price of VF Common Stock and (3) the high level of performance relative to targets previously established by the Compensation Committee of the Board of Directors.

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

The application of these accounting policies requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. These estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. We evaluate these estimates and assumptions on an ongoing basis and may retain outside consultants to assist in our evaluation. If actual results ultimately differ from previous estimates, the revisions are included in results of operations in the period in which the actual amounts become known.

We believe the following accounting policies involve the most significant management judgments and estimates used in preparation of our Consolidated Financial Statements or are the most sensitive to change from outside factors. We have discussed the application of these critical accounting policies and estimates with the Audit Committee of our Board of Directors.

- INVENTORIES - Our inventories are stated at the lower of cost or market value. Cost includes all material, labor and overhead costs incurred to manufacture or purchase the finished goods. We review all of our inventory each quarter on the basis of individual style-size-color stockkeeping units ("SKUs") to identify excess or slow moving products, discontinued and to-be-discontinued products, and off-quality merchandise. This review covers inventory on hand, as well as current production or purchase commitments. For those units in inventory that are so identified, we estimate their market value or expected selling price based on historical and current realization trends. This evaluation, performed using a systematic and consistent methodology, requires forecasts of future demand, market conditions and selling prices. If the forecasted selling price is less than cost, we provide an allowance to reflect the lower value of that inventory. This methodology recognizes inventory exposures, on an individual SKU basis, at the time such losses are evident rather than at the time goods are actually sold.

- LONG-LIVED ASSETS - Our depreciation policies for our property, plant and equipment and our amortization policies for our definite-lived intangible assets reflect judgments on the estimated economic lives of these assets. We review these assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. We measure recoverability of the carrying value of these assets by comparison with undiscounted cash flows expected to be generated by the assets. These evaluations have not resulted in any significant impairment adjustments during the past three years.

      In connection with our adoption of FASB Statement No. 142, Goodwill and Other Intangible Assets, as of the beginning of 2002, we performed a review of our goodwill for possible impairment. The review required that we estimate the fair value of our business units having goodwill. Fair value was based on the present value of expected future cash flows, which required judgment and estimation about future market conditions, future sales and profitability, and a discount rate commensurate with the risk inherent in each business unit. We engaged an independent valuation firm to assist us in determining the fair value of these business units. The write-down resulting from this review was recorded as the cumulative effect of a change in accounting policy as of the beginning of 2002.

      This Statement also requires us to reevaluate goodwill and indefinite-lived intangible assets in all business units at least annually or more frequently if there is an indication of possible impairment. For 2004 and 2003, the indicated fair value of the goodwill and indefinite-lived intangible assets in the respective business units exceeded the carrying amount of those assets. In 2002, we determined that $2.3 million of goodwill in our VF Playwear business unit was impaired and, accordingly, recorded an impairment charge for that amount.

      We recorded Property, Plant and Equipment and Intangible Assets acquired in our 2004 Acquisitions and in our 2003 acquisition of Nautica at the fair value of those assets. We engage an independent valuation firm to assist us in assigning fair values to our acquired Intangible Assets and, as necessary, other assets.

- PENSION OBLIGATIONS - VF sponsors defined benefit pension plans as a key retirement benefit for most domestic employees. Since pension obligations will ultimately be settled far in the future, determination of accumulated and projected pension benefit liabilities and of our annual pension expense is subject to assumptions and estimation. The principal assumptions are summarized in Note N to the Consolidated Financial Statements. We review these assumptions annually and modify them based on current rates and trends. Actual results may vary from the actuarial assumptions used.

      One of the critical assumptions used in the actuarial model is the discount rate. The discount rate is used to estimate the present value of our accumulated and projected benefit obligations at each valuation date. We evaluate our discount rate assumption each year and adjust it as necessary based on current market interest rates. For our September 30, 2004 valuation, we decided, in consultation with our independent actuary, to refine our approach for selecting a discount rate. We changed to a method of estimating our discount rate based on matching high quality corporate bond yields to the expected benefit payments and duration of obligations for participants in our pension plans. Previously, we had estimated our discount rate by reference to the Moody's Aa bond index. This change was prompted by a significant change in the composition of bonds in the Moody's Aa bond index during 2004, resulting in (1) a yield for the revised index differing significantly from other high quality bond indices and (2) the index becoming less reflective of our expected pension payments. We believe our 2004 discount rate of 6.10% appropriately reflects current market conditions and the long-term nature of projected benefit payments to participants of our pension plans. Further, the discount rate for our plans may be higher than rates used for plans at some other companies because of our plans' higher percentage of females with a longer life expectancy and higher percentage of inactive participants with vested benefits who will not begin receiving benefits for many years.

      Another critical assumption of the actuarial model is the expected long-term rate of return on investment assets in our pension trust. Because the rate of return is a long-term assumption, it generally does not change each year. This rate, determined in consultation with our independent actuary, is based on several factors, including the plan's mix of investment assets, historic and projected market returns on those assets and current market conditions. We had been using an 8.75% return assumption during 2003 and 2002, which was less than our actual compounded annual return over the preceding 15 years. Based on a current evaluation of the factors mentioned above, our investment return assumption was reduced to 8.50% for 2004 and 2005.

      The sensitivity of changes in these valuation assumptions on our annual pension expense and on our plans' projected benefit obligations ("PBO"), all other factors being equal, is illustrated by the following:

                                                  Increase (Decrease) in
                                               ---------------------------
Dollars in millions                            Pension Expense      PBO
                                               ---------------   ---------
0.50% decrease in discount rate                $            14   $      78
0.50% increase in discount rate                            (13)        (73)

0.50% decrease in expected investment return                 4
0.50% increase in expected investment return                (4)

      Differences between actual results and actuarial assumptions are accumulated and amortized over future periods. During the last several years, actual results have differed significantly from actuarial assumptions, resulting in $267.7 million of accumulated net unrecognized losses at our 2004 valuation date. These accumulated losses arose because
      (1) our pension plan liabilities increased substantially as a result of the overall decline in the discount rate from 8.00% in 2000 to 6.10% in 2004 and (2) although our actual investment return on pension plan assets exceeded the actuarially assumed rate in 2003 and 2004, significant investment losses were incurred in 2002 and 2001 due to the overall decline in the securities markets. Our policy is to amortize these unrecognized gains and losses to pension expense, as follows: amounts totaling less than 10% of the lower of investment assets or PBO at the beginning of the year are not amortized; amounts totaling 10% to 20% of PBO are amortized over 10 years; and amounts in excess of 20% of PBO are amortized over five years.

      The cost of pension benefits earned by our employees (commonly called "service cost") has averaged $19.7 million per year over the last three years. However, pension expense recognized in our financial statements has significantly exceeded the average annual service cost. Our recorded pension expense for continuing operations was $57.8 million (including a $7.1 million partial plan curtailment charge) in 2004, compared with $55.7 million in 2003 and $26.2 million in 2002 (including a $2.4 million curtailment charge). Both the 2004 and the 2003 expense were higher than the average annual service cost because those years included a significant cost component for amortization of accumulated net unrecognized losses. For 2005, our pension expense is expected to be approximately $44 million.

      Our accumulated benefit obligations exceeded the fair value of plan assets at our most recent valuation date. Accordingly, we have recorded a minimum pension liability of $157.0 million (net of a prepaid pension asset). The amount of the liability, along with the related charge to Common Stockholders' Equity, could change significantly in future years depending on securities market fluctuations affecting actual earnings of the pension plan assets, interest rates and the level of VF contributions to the plan. To improve the funded status of the plan, we have increased our level of contributions to the plan, with cash contributions of $55.0 million in January 2005 and 2004 and $75.0 million in 2003.

      Effective December 31, 2004, VF's domestic defined benefit plans were amended to close the existing plans to new entrants. The amendments did not affect the benefits of current plan participants or their accrual of future benefits. Domestic employees hired after that date, plus employees at recently acquired businesses not covered by those plans, will participate in a new defined contribution arrangement with VF contributing amounts based on a percentage of eligible compensation. Funds contributed under this new arrangement will be invested as directed by the participants. This new defined contribution feature will not have an impact on the 2005 expense for our defined benefit pension plans. Over a period of years, however, the expense of our defined benefit plans is expected to decline as a percentage of our total retirement benefit expense. In addition, the year-to-year variability of our retirement benefit expense should also decrease.

- RESTRUCTURING CHARGES - We have provided restructuring charges related to actions taken to reduce our manufacturing, marketing and administrative cost structure and to exit underperforming businesses. We have also recognized liabilities at newly acquired businesses related to our intent to exit certain activities or positions as we integrate the operations of the acquired businesses with those of VF. These liabilities relate primarily to workforce reduction and consolidation and elimination of facilities. Severance and related charges are accrued based on estimates of amounts that will be paid to affected employees. Asset impairment charges related to consolidation or closure of manufacturing or distribution facilities are based on estimates of expected sales proceeds for the real estate and equipment. Plans to exit facilities may result in charges for lease termination and losses for future lease payments, net of estimated sublease income. Losses may also result from termination of existing contracts.

      We reassess these liabilities at the end of each reporting period. If circumstances change, causing current estimates to differ from prior estimates, adjustments are recorded in the period of change.

- INCOME TAXES - VF's income tax returns are regularly examined by federal, state and foreign tax authorities. These audits may result in proposed adjustments. We, in consultation with our independent advisers, have reviewed all issues raised upon examination and other possible exposures and have recorded amounts that reflect our best estimates of the probable outcomes related to these matters. We do not anticipate any material impact on earnings from their ultimate resolution.

      We have recorded deferred income tax assets related to operating loss carryforwards and, when necessary, have recorded valuation allowances to reduce those assets to amounts expected to be ultimately realized. An adjustment to income tax expense would be required in a future period if we determine that the amount of deferred tax assets to be realized differs from the net recorded amount.

      We have not provided United States income taxes on a portion of our foreign subsidiaries' undistributed earnings because we intend to invest those earnings indefinitely. If we were to decide to remit those earnings to the United States in a future period, our provision for income taxes could increase in that period. The American Jobs Creation Act of 2004 contained provisions for a temporary incentive for repatriation of foreign earnings during 2005. We are evaluating our foreign undistributed earnings and studying the impact of the changes in tax law. If we were to decide to remit some or all of these earnings, the incremental income tax expense related to the repatriation would be recognized in 2005, along with any effects on our deferred income tax assets and liabilities.

      The balance sheet classifications and amounts of accrued and deferred income taxes related to assets and liabilities of acquired companies were based on assumptions that could change depending on the ultimate resolution of certain tax matters. Since these income tax accruals and deferrals were established in the allocation of the purchase price of the acquired businesses, future changes in these amounts could result in adjustments to Goodwill.

      CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS
      From time to time, we may make oral or written statements, including statements in this Annual Report, that constitute "forward-looking statements" within the meaning of the federal securities laws. These include statements concerning plans, objectives, projections and expectations relating to VF's operations or economic performance, and assumptions related thereto.

      Forward-looking statements are made based on our expectations and beliefs concerning future events impacting VF and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and actual results could differ materially from those expressed or implied in the forward-looking statements.

      Important factors that could cause the actual results of operations or financial condition of VF to differ include, but are not limited to, the overall level of consumer spending for apparel; changes in trends in the segments of the market in which VF competes; ongoing selling price and cost pressures in the worldwide apparel industry; financial strength and competitive conditions, including consolidation, of our customers and of our suppliers; actions of competitors, customers, suppliers, service providers and licensees that may impact VF's business; our ability to make and integrate acquisitions successfully; our ability to achieve expected sales and earnings growth from ongoing businesses and acquisitions; our ability to achieve planned cost savings; terrorist actions; natural disasters; and the impact of economic and political factors in the markets where VF competes or from which VF imports products, such as recession or changes in interest rates, currency exchange rates, price levels, capital market valuations and other factors over which we have no control.

                                                                      EXHIBIT 13

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of VF Corporation:

We have completed an integrated audit of VF Corporation's January 1, 2005 consolidated financial statements and of its internal control over financial reporting as of January 1, 2005 and audits of its January 3, 2004 and January 4, 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and common stockholders' equity present fairly, in all material respects, the financial position of VF Corporation and its subsidiaries at January 1, 2005 and January 3, 2004, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 1, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing on page 68 of the 2004 Annual Report to Stockholders, that the Company maintained effective internal control over financial reporting as of January 1, 2005 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2005, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP                    Greensboro, North Carolina
PricewaterhouseCoopers LLP                        March 7, 2005

VF CORPORATION
CONSOLIDATED BALANCE SHEETS

                                                                                         DECEMBER
                                                                               ---------------------------
In thousands, except share amounts                                                   2004         2003
                                                                               ------------    -----------
ASSETS
CURRENT ASSETS
       Cash and equivalents                                                    $    485,507    $   514,785
       Accounts receivable, less allowance for doubtful accounts of $60,790
            in 2004 and $65,769 in 2003                                             751,582        633,863
       Inventories                                                                  973,248        932,985
       Deferred income taxes                                                         99,338         92,828
       Other current assets                                                          68,893         34,070
                                                                               ------------    -----------
            Total current assets                                                  2,378,568      2,208,531

PROPERTY, PLANT AND EQUIPMENT                                                       572,254        591,680
INTANGIBLE ASSETS                                                                   639,520        318,634
GOODWILL                                                                          1,031,594        700,972
DEFERRED INCOME TAXES                                                                12,476        117,436
OTHER ASSETS                                                                        369,866        308,299
                                                                               ------------    -----------
                                                                               $  5,004,278    $ 4,245,552
                                                                               ============    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
       Short-term borrowings                                                   $     42,830    $    33,948
       Current portion of long-term debt                                            401,232          1,144
       Accounts payable                                                             369,937        315,219
       Accrued liabilities                                                          558,215        438,939
                                                                               ------------    -----------
            Total current liabilities                                             1,372,214        789,250

LONG-TERM DEBT                                                                      556,639        956,383
OTHER LIABILITIES                                                                   536,131        518,625

COMMITMENTS AND CONTINGENCIES

REDEEMABLE PREFERRED STOCK                                                           26,053         29,987

COMMON STOCKHOLDERS' EQUITY
       Common Stock, stated value $1; shares authorized, 300,000,000;
            shares outstanding, 111,388,353 in 2004 and 108,170,091 in 2003         111,388        108,170
       Additional paid-in capital                                                 1,087,641        964,990
       Accumulated other comprehensive income (loss)                               (113,071)      (189,455)
       Retained earnings                                                          1,427,283      1,067,602
                                                                               ------------    -----------
            Total common stockholders' equity                                     2,513,241      1,951,307
                                                                               ------------    -----------
                                                                               $  5,004,278    $ 4,245,552
                                                                               ============    ===========

See notes to consolidated financial statements.

VF CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

                                                                      YEAR ENDED DECEMBER
                                                            ---------------------------------------
In thousands, except per share amounts                          2004         2003          2002
                                                            -----------   -----------   -----------
NET SALES                                                   $ 6,054,536   $ 5,207,459   $ 5,083,523

COSTS AND OPERATING EXPENSES
       Cost of goods sold                                     3,644,255     3,262,375     3,254,008
       Marketing, administrative and general expenses         1,676,769     1,331,814     1,229,902
       Royalty income and other                                 (44,276)      (31,619)      (24,587)
       Goodwill impairment                                            -             -         2,276
                                                            -----------   -----------   -----------
                                                              5,276,748     4,562,570     4,461,599
                                                            -----------   -----------   -----------
OPERATING INCOME                                                777,788       644,889       621,924

OTHER INCOME (EXPENSE)
       Interest income                                            7,151        11,456         7,397
       Interest expense                                         (76,087)      (61,368)      (71,325)
       Miscellaneous, net                                         3,268         3,529         3,732
                                                            -----------   -----------   -----------
                                                                (65,668)      (46,383)      (60,196)
                                                            -----------   -----------   -----------
INCOME FROM CONTINUING OPERATIONS BEFORE
       INCOME TAXES                                             712,120       598,506       561,728

INCOME TAXES                                                    237,418       200,573       197,300
                                                            -----------   -----------   -----------
INCOME FROM CONTINUING OPERATIONS                               474,702       397,933       364,428
DISCONTINUED OPERATIONS                                               -             -         8,283
CUMULATIVE EFFECT OF A CHANGE IN
       ACCOUNTING POLICY                                              -             -      (527,254)
                                                            -----------   -----------   -----------
NET INCOME (LOSS)                                           $   474,702   $   397,933   $  (154,543)
                                                            ===========   ===========   ===========
EARNINGS (LOSS) PER COMMON SHARE - BASIC
       Income from continuing operations                    $      4.30   $      3.67   $      3.26
       Discontinued operations                                        -             -           .08
       Cumulative effect of a change in accounting policy             -             -         (4.83)
       Net income (loss)                                           4.30          3.67         (1.49)

EARNINGS (LOSS) PER COMMON SHARE - DILUTED
       Income from continuing operations                    $      4.21   $      3.61   $      3.24
       Discontinued operations                                        -             -           .07
       Cumulative effect of a change in accounting policy             -             -         (4.69)
       Net income (loss)                                           4.21          3.61         (1.38)

CASH DIVIDENDS PER COMMON SHARE                             $      1.05   $      1.01   $       .97

See notes to consolidated financial statements.

VF CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                          YEAR ENDED DECEMBER
                                                              --------------------------------------
In thousands                                                     2004          2003         2002
                                                              -----------   ----------   -----------
NET INCOME (LOSS)                                             $   474,702   $  397,933   $  (154,543)

OTHER COMPREHENSIVE INCOME (LOSS)
       Foreign currency translation
            Amount arising during year                             61,716       89,000        40,693
                 Less income tax effect                           (31,647)     (40,157)      (15,252)

       Minimum pension liability adjustment
            Amount arising during year                             65,969      (52,691)     (205,080)
                 Less income tax effect                           (24,257)      20,335        78,239

       Derivative financial instruments
            Amount arising during year                             (9,924)     (14,492)      (15,802)
                 Less income tax effect                             3,802        5,536         6,168
            Reclassification to net income for
                 losses realized                                    8,803       15,817           280
                 Less income tax effect                            (3,372)      (6,042)         (107)

       Unrealized gains and losses on marketable securities
            Amount arising during year                              9,808       13,730        (3,184)
                 Less income tax effect                            (3,842)      (5,369)        1,255
            Reclassification to net income for
                 (gains) losses realized                           (1,105)      (1,613)        2,763
                 Less income tax effect                               433          632        (1,074)
                                                              -----------   ----------   -----------
COMPREHENSIVE INCOME (LOSS)                                   $   551,086   $  422,619   $  (265,644)
                                                              ===========   ==========   ===========

See notes to consolidated financial statements.

VF CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      YEAR ENDED DECEMBER
                                                                               --------------------------------
In thousands                                                                     2004       2003        2002
                                                                               ---------  ---------  ----------
OPERATING ACTIVITIES
       Net income (loss)                                                       $ 474,702  $ 397,933  $ (154,543)
       Adjustments to reconcile net income (loss)
            to cash provided by operating activities
            of continuing operations:
            Discontinued operations                                                    -          -      (8,283)
            Cumulative effect of a change in accounting policy                         -          -     527,254
            Restructuring costs                                                        -          -      26,342
            Depreciation                                                         110,868    104,463     107,398
            Amortization and impairment                                           29,849     13,675      16,285
            Provision for doubtful accounts                                        3,516     11,197      18,490
            Pension funding in excess of expense                                    (236)   (21,785)      3,770
            Deferred income taxes                                                 16,172     30,961      70,849
            Stock-based compensation                                              10,956      1,584       1,003
            Other, net                                                            20,984     12,543     (12,990)
            Changes in operating assets and liabilities, net of acquisitions:
                 Accounts receivable                                             (20,301)    47,502     (24,077)
                 Inventories                                                      51,450     61,596      43,253
                 Other current assets                                            (19,006)    22,865        (135)
                 Accounts payable                                                  3,812    (60,636)     54,123
                 Accrued compensation                                             48,897    (42,823)     28,697
                 Other accrued liabilities                                        (1,407)   (35,371)    (51,852)
                                                                               ---------  ---------  ----------
            Cash provided by operating activities of
                 continuing operations                                           730,256    543,704     645,584

INVESTING ACTIVITIES
       Capital expenditures                                                      (81,410)   (86,619)    (64,503)
       Business acquisitions, net of cash acquired                              (655,089)  (578,038)     (1,342)
       Software purchases                                                        (13,018)   (12,775)    (12,141)
       Sale of property, plant and equipment                                      12,900     17,964      25,731
       Sale of VF Playwear business                                                4,517          -           -
       Other, net                                                                   (103)       (51)      7,675
                                                                               ---------  ---------  ----------
            Cash used by investing activities of
                 continuing operations                                          (732,203)  (659,519)    (44,580)

FINANCING ACTIVITIES
       Decrease in short-term borrowings                                         (19,056)   (30,080)    (16,586)
       Proceeds from long-term debt                                                    -    292,110           -
       Payments on long-term debt                                                 (3,494)   (16,183)   (301,564)
       Purchase of Common Stock                                                        -    (61,400)   (124,623)
       Cash dividends paid                                                      (117,731)  (111,258)   (108,773)
       Proceeds from issuance of Common Stock                                    106,613     32,631      39,753
       Other, net                                                                   (730)      (510)     (8,290)
                                                                               ---------  ---------  ----------
            Cash provided (used) by financing activities of
                 continuing operations                                           (34,398)   105,310    (520,083)

NET CASH PROVIDED (USED) BY DISCONTINUED OPERATIONS                               (3,320)    (1,417)     69,899
EFFECT OF FOREIGN CURRENCY RATE CHANGES ON CASH                                   10,387     30,340      13,498
                                                                               ---------  ---------  ----------
NET CHANGE IN CASH AND EQUIVALENTS                                               (29,278)    18,418     164,318

CASH AND EQUIVALENTS - BEGINNING OF YEAR                                         514,785    496,367     332,049
                                                                               ---------  ---------  ----------
CASH AND EQUIVALENTS - END OF YEAR                                             $ 485,507  $ 514,785   $ 496,367
                                                                               =========  =========  ==========

See notes to consolidated financial statements.

VF CORPORATION
CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

                                                                                 ACCUMULATED
                                                                ADDITIONAL         OTHER
                                                  COMMON         PAID-IN       COMPREHENSIVE       RETAINED
In thousands                                       STOCK         CAPITAL        INCOME (LOSS)      EARNINGS
                                                ----------     -----------     --------------     ----------
BALANCE, DECEMBER 2001                          $  109,998     $   884,638     $     (103,040)    $1,221,200
  Net loss                                               -               -                  -       (154,543)
  Cash dividends:
    Common Stock                                         -               -                  -       (106,018)
    Series B Redeemable Preferred Stock                  -               -                  -         (2,755)
  Tax benefit from Preferred Stock dividends             -               -                  -             12
  Redemption of Preferred Stock                          -               -                  -         (5,780)
  Conversion of Preferred Stock                        182               -                  -          3,332
  Purchase of treasury shares                       (3,000)              -                  -       (121,623)
  Stock compensation plans, net                      1,345          45,494                  -           (381)
  Common Stock held in trust for
    deferred compensation plans                          -               -                  -           (112)
  Foreign currency translation                           -               -             25,441              -
  Minimum pension liability adjustment                   -               -           (126,841)             -
  Derivative financial instruments                       -               -             (9,461)             -
  Unrealized losses on marketable securities             -               -               (240)             -
                                                ----------     -----------      -------------     ----------

BALANCE, DECEMBER 2002                             108,525         930,132           (214,141)       833,332
  Net income                                             -               -                  -        397,933
  Cash dividends:
    Common Stock                                         -               -                  -       (109,020)
    Series B Redeemable Preferred Stock                  -               -                  -         (2,238)
  Conversion of Preferred Stock                        358               -                  -          6,556
  Purchase of treasury shares                       (1,680)              -                  -        (59,720)
  Stock compensation plans, net                        943          34,858                  -           (333)
  Common Stock held in trust for
    deferred compensation plans                         24               -                  -          1,092
  Foreign currency translation                           -               -             48,843              -
  Minimum pension liability adjustment                   -               -            (32,356)             -
  Derivative financial instruments                       -               -                819              -
  Unrealized gains on marketable securities              -               -              7,380              -
                                                ----------     -----------     --------------     ----------

BALANCE, DECEMBER 2003                          $  108,170     $   964,990     $     (189,455)    $1,067,602
                                                ==========     ===========     ==============     ==========

                                                                       Continued

VF CORPORATION
CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
(continued)

                                                                            ACCUMULATED
                                                            ADDITIONAL         OTHER
                                                COMMON        PAID-IN      COMPREHENSIVE        RETAINED
In thousands                                    STOCK         CAPITAL      INCOME (LOSS)        EARNINGS
                                               ---------    -----------    -------------     -----------
BALANCE, DECEMBER 2003                         $ 108,170    $   964,990    $    (189,455)    $ 1,067,602
  Net income                                           -              -                -         474,702
  Cash dividends:
    Common Stock                                       -              -                -        (115,900)
    Series B Redeemable Preferred Stock                -              -                -          (1,831)
  Conversion of Preferred Stock                      205              -                -           3,729
  Stock compensation plans, net                    3,026        122,651                -            (273)
  Common Stock held in trust for
    deferred compensation plans                      (13)             -                -            (746)
  Foreign currency translation                         -              -           30,069               -
  Minimum pension liability adjustment                 -              -           41,712               -
  Derivative financial instruments                     -              -             (691)              -
  Unrealized gains on marketable securities            -              -            5,294               -
                                               ---------    -----------    -------------     -----------

BALANCE, DECEMBER 2004                         $ 111,388    $ 1,087,641    $    (113,071)    $ 1,427,283
                                               =========    ===========    =============     ===========

See notes to consolidated financial statements.

VF CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 2004

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS: VF Corporation ("VF") is a multinational consumer apparel company based in the United States ("U.S."). VF, through its subsidiaries, designs and manufactures or sources from independent contractors a variety of apparel for all ages. VF has significant market shares in jeanswear, sportswear, intimate apparel and outdoor apparel marketed primarily under VF-owned brand names. VF is also a leader in occupational apparel and in daypacks, backpacks and technical outdoor equipment.

VF markets these products to a broad customer base of specialty, department and discount stores throughout the world. VF's ten largest customers, all U.S.-based retailers, accounted for 38% of consolidated 2004 sales and 29% of total accounts receivable at the end of 2004. Sales are made on an unsecured basis under customary terms that may vary by channel of distribution or by geographic region. VF continuously monitors the creditworthiness of its customers and has established internal policies regarding customer credit limits. The breadth of product offerings, combined with the large number and geographic diversity of its customers, limits VF's concentration of risks.

FISCAL YEAR AND BASIS OF PRESENTATION: VF operates and reports using a 52/53 week fiscal year ending on the Saturday closest to December 31 of each year. All references to "2004", "2003" and "2002" relate to the fiscal years ended on January 1, 2005 (52 weeks), January 3, 2004 (52 weeks) and January 4, 2003 (53 weeks), respectively. For presentation purposes herein, all fiscal years are presented as ended in December.

The financial position, results of operations and cash flows of two businesses that were disposed of during 2002 have been presented as discontinued operations for all periods. See Note C.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of VF and its wholly-owned and majority-owned subsidiaries, after elimination of intercompany transactions and profits. Minority ownership interests are not significant. Investments in 50%-owned joint ventures, in which VF does not exercise control, are accounted for using the equity method of accounting.

FOREIGN CURRENCY TRANSLATION: Financial statements of most foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities denominated in a foreign currency are translated into U.S. dollars using exchange rates in effect at the balance sheet date, and revenues and expenses are translated at average exchange rates during the year. Translation gains and losses are reported in Accumulated Other Comprehensive Income (Loss). For foreign subsidiaries that use the U.S. dollar as their functional currency, the effects of remeasuring assets and liabilities into U.S. dollars is included in the Consolidated Statements of Income. Net transaction gains of $0.5 million in 2004, $5.3 million in 2003 and $3.1 million in 2002 arising from transactions denominated in a currency other than the functional currency of a particular entity are included in the Consolidated Statements of Income.

CASH AND EQUIVALENTS includes demand deposits and temporary investments that are readily convertible into cash and will mature within three months of their purchase.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS: Trade accounts receivable are recorded at invoiced amounts, less amounts accrued for returns, discounts and sales incentive programs. Royalty receivables are recorded at amounts earned based on sales of licensed products, subject in some cases to minimum amounts from individual licensees. VF maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers and licensees to make required payments. All accounts are subject to ongoing review for ultimate collectibility. An allowance is provided for specific customer accounts where collection is doubtful and for the inherent risk in ultimate collectibility of total balances due at any point in time. Receivables are charged off against the allowance when it is probable the amounts will not be recovered. There is no off-balance sheet credit exposure related to customer receivables.

INVENTORIES are stated at the lower of cost or market. Cost is determined on the first-in, first-out ("FIFO") method for 71% of total 2004 inventories and 66% of total 2003 inventories. For remaining inventories, cost is determined on the last-in, first-out ("LIFO") method (primarily due to Internal Revenue Service conformity requirements where LIFO is used for income tax purposes). The LIFO method is used for jeanswear, wholesale sportswear and occupational apparel inventories located in the United States and Canada. The value of inventories stated on the LIFO method is not significantly different from the value determined under the FIFO method.

LONG-LIVED ASSETS: Property, plant and equipment and intangible assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 10 years for machinery and equipment and up to 40 years for buildings. Leasehold improvements are amortized over the shorter of their estimated useful lives or the lease term. Intangible assets, other than those having indefinite lives, are amortized over their estimated useful lives using straight-line or accelerated methods consistent with the expected realization of benefits to be received. The useful lives of property and intangible assets are reviewed annually.

VF's policy is to evaluate property, intangible assets and goodwill for possible impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded for property or intangible assets with identified useful lives (and therefore are being amortized) if projected undiscounted cash flows to be generated by the asset or asset group are not expected to be adequate to recover the assets' carrying value. An impairment loss is recorded for intangible assets with indefinite lives (and therefore are not being amortized) or goodwill if the assets' carrying value is in excess of its fair value.

GOODWILL represents the excess of costs over the fair value of net tangible assets and identifiable intangible assets of businesses acquired. Effective at the beginning of 2002, VF adopted Financial Accounting Standards Board ("FASB") Statement No. 142, Goodwill and Other Intangible Assets. Under this Statement, goodwill and intangible assets with indefinite useful lives are not amortized, and other intangible assets are amortized over their estimated useful lives.

In adopting the Statement, VF engaged an independent valuation firm to assist management in its review of the fair value of its business units and, where there was an indication that the recorded amount of goodwill might be greater than its fair value, to assist management in determining the amount of the possible write-down in value. This evaluation indicated that recorded goodwill exceeded its fair value at several business units where performance had not met management's expectations at the time of their acquisition. The resulting write-downs of goodwill were attributable to differences between the fair value approach under this Statement and the undiscounted cash flow approach used under previous accounting literature. The amount of write-downs, and the business units accounting for the charges, are summarized by reportable segment as follows (in thousands):

BUSINESS SEGMENT     AMOUNT            BUSINESS UNIT
----------------    --------    ------------------------------
Jeanswear           $ 63,199    Latin American jeanswear
Intimate Apparel     109,751    European intimate apparel
Imagewear            295,128    Workwear and licensed knitwear
Other                 59,176    Childrenswear

Accordingly, VF recorded a noncash charge of $527.3 million ($4.69 per diluted share), which was recognized as the Cumulative Effect of a Change in Accounting Policy in the Consolidated Statement of Income at the beginning of 2002. There was no income tax effect for this charge.

ACCRUED SELF-INSURANCE: VF is primarily self-insured for employee group medical, workers' compensation, vehicle, property and general liability exposures. Liabilities for self-insured exposures are accrued on a discounted basis, in consultation with an independent actuary, based on historical trends and actuarial data for projected settlements of claims filed and for incurred but not yet reported claims. Accruals for self-insured exposures are included in current and noncurrent liabilities based on the expected period of payment. Excess liability insurance has been purchased to cover claims in excess of self-insured amounts.

REVENUE RECOGNITION: Sales to wholesale customers are recognized when the risks and rewards of ownership have been transferred, which is when the product is received by the customer. Shipping and handling costs billed to customers are included in Net Sales. Allowances for estimated returns, discounts and sales incentive programs are recognized as reductions of sales when the sales are recorded. Sales incentive programs with retailers include stated discounts and discounts based on the retailer agreeing to advertise or promote VF products. Sales incentive programs directly with consumers include rebate and coupon offers. Allowances are based on customer commitments, specific product circumstances and historical claim rates. Sales at VF-owned and operated retail stores are recognized at the time of purchase of products by consumers.

COST OF GOODS SOLD for VF-manufactured goods includes all materials, labor and overhead costs incurred in the production process. Overhead allocated to manufactured product is based on the normal capacity of our plants and does not include amounts related to idle capacity or abnormal production inefficiencies. Cost of Goods Sold for contracted or purchased finished goods includes the purchase costs and related overhead. In both cases, overhead includes all costs related to obtaining the finished goods, including costs of planning, purchasing, quality control, freight and duties. For product lines having a lifetime warranty, a provision for estimated future repair or replacement costs, based on historical experience, is recorded when these products are sold.

MARKETING, ADMINISTRATIVE AND GENERAL EXPENSES includes marketing and advertising, VF-operated retail store costs, warehousing, shipping and handling, administrative and general expenses. Advertising costs are expensed as incurred and totaled $314.1 million in 2004, $258.6 million in 2003 and $244.7 million in 2002. Advertising costs include cooperative advertising payments made to VF's customers as direct reimbursement of advertising costs incurred by those retailers for advertising VF's products. Cooperative advertising costs were $43.4 million in 2004, $42.0 million in 2003 and $40.0 million in 2002. Shipping and handling costs totaled $199.0 million in 2004, $183.3 million in 2003 and $177.0 million in 2002.

ROYALTY INCOME AND OTHER: Royalty income is recognized at rates specified in the licensing contracts, based on the licensees' sales of licensed products. Royalty income was $49.9 million in 2004, $28.6 million in 2003 and $20.5 million in 2002, net of related expenses (including amortization of licensing intangible assets) of $18.2 million in 2004, $7.6 million in 2003 and $4.6 million in 2002. This category also includes the equity in income of 50%-owned joint ventures and, in 2004, charges of $9.5 million related to disposal of a business unit (Note C).

INCOME TAXES are provided on Net Income for financial reporting purposes. Income taxes are based on amounts of taxes payable or refundable in the current year and on expected future tax consequences of events that are recognized in financial statements in different periods than they are recognized in tax returns. As a result of timing of recognition and measurement differences between financial accounting standards and income tax laws, temporary differences arise between the amounts of pretax financial statement income and taxable income and between reported amounts of assets and liabilities in the Consolidated Balance Sheets and their respective tax bases. Net deferred income tax assets reported in the Consolidated Balance Sheets reflect estimated future tax effects attributable to these temporary differences and carryforwards, based on tax rates in effect for the years in which the differences are expected to reverse. Valuation allowances are used to reduce these net deferred tax assets to amounts considered likely to be realized. U.S. deferred income taxes are not provided on undistributed income of foreign subsidiaries where such earnings are considered to be permanently invested. The provision for Income Taxes also includes estimated interest expense related to tax deficiencies and assessments.

STOCK-BASED COMPENSATION is accounted for under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees. Compensation expense is not required for stock options, as all options have an exercise price equal to the market value of the underlying common stock at the date of grant. For grants of performance-based restricted stock units, compensation expense equal to the market value of the shares expected to be issued is recognized over the three year performance period being measured. For grants of restricted stock, compensation expense equal to the market value of the shares at the date of grant is recognized over the vesting period. The following table presents the effects on net income and earnings per share if VF had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to all stock-based employee compensation:

In thousands, except per share amounts                             2004            2003            2002
                                                                -----------     -----------     -----------
Net income (loss), as reported                                  $   474,702     $   397,933     $  (154,543)
Add employee compensation expense for performance-based
     restricted stock units and restricted stock included in
     reported net income, net of income taxes                         6,793             990             627
Less total stock-based employee compensation expense
     determined under the fair value-based method,
     net of income taxes                                            (18,757)        (13,648)        (15,512)
                                                                -----------     -----------     -----------
Pro forma net income (loss)                                     $   462,738     $   385,275     $  (169,428)
                                                                ===========     ===========     ===========
Earnings (loss) per common share:
     Basic - as reported                                        $      4.30     $      3.67     $     (1.49)
     Basic - pro forma                                                 4.19            3.55           (1.63)

     Diluted - as reported                                      $      4.21     $      3.61     $     (1.38)
     Diluted - pro forma                                               4.10            3.49           (1.52)

Details of the stock compensation plans and of the fair value assumptions used above for stock options are described in Note P.

In the fourth quarter of 2004, the FASB issued Statement No. 123 (R), Share-Based Payment. This revision to Statement No. 123 requires that compensation expense be recognized for the fair value of stock options over their vesting period and changes the method of expense recognition for performance-based stock awards. The Statement is required to be adopted no later than the third quarter of 2005 and applies to all outstanding stock options and stock awards that have not yet vested at the date of adoption. Management is evaluating the effects of this Statement.

DERIVATIVE FINANCIAL INSTRUMENTS are measured at their fair value and are recognized as Other Current Assets or Accrued Liabilities in the Consolidated Balance Sheets. VF formally documents hedged transactions and hedging instruments, and assesses, both at the inception of a contract and on an ongoing basis, whether the hedging instruments are effective in offsetting changes in cash flows of the hedged transactions. VF does not use derivative financial instruments for trading or speculative purposes.

If certain criteria are met, a derivative may be specifically designated and accounted for as (1) a hedge of the exposure to variable cash flows for a forecasted transaction or (2) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment. The criteria used to determine if hedge accounting treatment is appropriate are (1) to designate and identify the appropriate hedging instrument to be used to reduce an identified exposure and (2) to determine if there is a high correlation between the value of the hedging instrument and the identified exposure. Changes in the fair value of derivatives accounted for as cash flow hedges are deferred in Other Comprehensive Income and recognized in Net Income as an offset to the earnings impact of the hedged transaction at the time in which the hedged transaction affects earnings. Changes in the fair value of derivatives accounted for as fair value hedges are recognized in Miscellaneous Income or Expense as an offset to the earnings impact of the hedged item. The changes in fair value, as evaluated and adjusted each quarter, are deferred in Other Comprehensive Income or reported in earnings, depending on the nature and effectiveness of the hedged item or the risk. Any ineffectiveness in a hedging relationship is recorded immediately in earnings. For those limited number of derivatives that do not meet the criteria for hedge accounting, changes in fair value are recognized in Miscellaneous Income or Expense as they occur.

RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform with the 2004 presentation.

LEGAL AND TAX CONTINGENCIES: VF is involved in legal and tax proceedings and claims arising from time to time. Management, in connection with outside advisers, periodically assesses liabilities and contingencies in connection with these matters, based on the latest information available. For those matters where it is probable that a loss has been or will be incurred, we record the loss, or a reasonable estimate of the loss, in the consolidated financial statements. As additional information becomes available, estimates of probable losses are adjusted based on an assessment of the circumstances. Management believes that the outcome of these matters, individually and in the aggregate, will not have a material adverse effect on the consolidated financial statements.

USE OF ESTIMATES: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

NOTE B - ACQUISITIONS

During 2004, VF acquired the following four businesses for a total cash cost, including transaction costs, of $667.5 million (collectively referred to as the "2004 Acquisitions"):

- The most significant transaction was the acquisition on June 30, 2004 of 100% of the common stock of Vans, Inc. ("Vans") at a price of $20.55 per share, for a total cost of $373.1 million. Vans designs and markets Vans(R) performance and casual footwear and apparel for skateboarders and other action sports participants and enthusiasts. In its most recent fiscal year, Vans had sales of $344 million (unaudited), with sales being split approximately equally among domestic wholesale accounts, domestic retail stores and international operations.

- A subsidiary of VF acquired the operating assets of Kipling(R) bags, backpacks and accessories ("Kipling") on June 14, 2004. Including the acquisition of the brand rights in the United States in late 2004, the total cost was $185.0 million. Based in Belgium, Kipling had sales of $69 million (unaudited) in its most recent year.

- On May 31, 2004, VF acquired 100% of the common stock of Green Sport Monte Bianco S.p.A., makers of Napapijri(R) premium casual outdoor sportswear ("Napapijri"), for a total cost of $103.4 million. Based in Italy, Napapijri had sales of $76 million (unaudited) in its most recent year.

- VF acquired 51% ownership of a newly formed company in Mexico for $6.0 million. This company will market several of VF's intimate apparel brands, as well as the Ilusion(R) brand licensed from the minority partner, to discount stores and department stores in Mexico.

The Vans, Kipling and Napapijri businesses add lifestyle brands having global growth potential. Their brands are targeted to specific consumer groups, and their products extend across multiple categories. Vans and Kipling provide expertise and growth opportunities in two new product categories for VF - - footwear and women's accessories. In addition, the sportswear design talent at Napapijri is being used to assist in the European launch of Nautica(R) apparel in 2005.

On August 27, 2003, VF acquired all of the common stock of Nautica Enterprises, Inc. ("Nautica") for a total cash cost of $587.6 million, including transaction costs. Nautica designs, sources and markets sportswear under the Nautica(R) brand. The Nautica(R) brand is licensed for apparel and accessories in the United States and internationally and for home furnishings in the United States. The Nautica acquisition (1) provided a growth platform for sportswear, which was a new product category for VF, (2) provided broader lifestyle product capabilities and (3) significantly expanded VF's presence in the department store and specialty store channels of distribution. The Nautica acquisition also included a chain of 115 Nautica(R) retail outlet stores, the premium Earl Jean(R) brand of jeans and sportswear and the John Varvatos(R) brand of designer sportswear. In a separate transaction, VF acquired from a former officer of Nautica his rights to receive 50% of Nautica's net royalty income, along with other rights in the Nautica(R) name, trademarks and intellectual property owned, held or used by Nautica. Under this agreement, VF paid $38.0 million at closing and will pay $33.0 million on each of the third and fourth anniversaries of the closing. The future amounts do not bear interest and were recorded at their present value of $58.3 million. As additional consideration, VF will pay 31.7% of Nautica's gross royalty revenues in excess of $34.7 million in any year through 2008, with such excess payments to be recorded as Goodwill. Gross royalty revenues were $33.7 million in 2004. The acquisitions of Nautica and of the former officer's rights are collectively referred to herein as the "Nautica Acquisition."

Operating results of these acquisitions have been included in the consolidated financial statements since their respective dates of acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed for these transactions at their respective dates of acquisition. The purchase price allocation for the 2004 Acquisitions is subject to adjustment over the first half of 2005 as VF management finalizes their integration plans. In addition, management is awaiting information from outside counsel on litigation related to one of the acquisitions.

                                                           2004         NAUTICA
In thousands                                           ACQUISITIONS   ACQUISITION
                                                       ------------   -----------
Cash and equivalents                                   $     59,899   $    75,597
Other current assets                                        159,343       247,675
Property, plant and equipment                                20,034        52,197
Intangible assets                                           323,500       319,700
Other assets                                                 48,867        10,954
                                                       ------------   -----------

Total assets acquired                                       611,643       706,123
                                                       ------------   -----------

Current liabilities                                         171,979       172,751
Long-term debt                                                1,619        18,092
Other liabilities, primarily deferred income taxes           86,745        48,595
                                                       ------------   -----------
Total liabilities assumed                                   260,343       239,438
                                                       ------------   -----------

Net assets acquired                                         351,300       466,685

Goodwill                                                    316,199       217,178
                                                       ------------   -----------

Purchase price                                         $    667,499   $   683,863
                                                       ============   ===========

Amounts assigned to intangible assets were based on management's evaluation of their fair values, with assistance from an independent valuation firm. Management believes that amounts assigned to major trademarks and tradenames have an indefinite life. Amounts assigned to amortizable intangible assets for the 2004 Acquisitions totaled $90.4 million and consisted principally of $57.2 million of customer relationships and $24.4 million of licensing contracts. These assets were determined to have weighted average useful lives of 21 years and 8 years, respectively, and are being amortized primarily using accelerated methods. Amortizable intangible assets for the Nautica Acquisition totaled $102.3 million and consisted principally of $89.5 million of licensing contracts and $9.7 million of customer relationships. These assets have weighted average useful lives of 30 years and 24 years, respectively, and are being amortized using accelerated methods.

Factors that contributed to the recognition of Goodwill for the 2004 Acquisitions and the Nautica Acquisition included (1) expected growth rates and profitability of the acquired companies, (2) their experienced workforce, (3) VF's strategies for growth in sales, income and cash flows in the various wholesale, retail and licensing businesses and (4) expected synergies with existing VF business units. Goodwill of $48.0 million related to the 2004 Acquisitions and of $51.6 million related to the Nautica Acquisition is expected to be deductible for income tax purposes.

The following unaudited pro forma results of operations assume that the 2004 and the 2003 acquisitions had occurred at the beginning of 2003. These pro forma amounts should not be relied on as an indication of the results of operations that VF would have achieved had the acquisitions taken place at a different date or of future results that VF might achieve:

In thousands, except per share amounts             2004 *         2003 *
                                               -----------     -----------
Net sales                                      $ 6,278,790     $ 6,062,955
Net income                                         460,311         343,726

Earnings per common share:
  Basic                                        $      4.17     $      3.17
  Diluted                                             4.08            3.12

* Pro forma operating results for 2004 include expenses totaling $59.6 million ($0.41 basic and $0.40 diluted per share) and for 2003 include expenses totaling $35.6 million ($0.24 basic and $0.23 diluted EPS) for settlement of stock options, management contracts and other transaction expenses incurred by the acquired businesses related to their acquisition by VF.

VF completed two other acquisitions during 2003 for a total consideration of $3.7 million. Contingent consideration of up to $1.3 million related to one of these acquisitions is payable if certain sales targets are achieved over each of the years through 2006. Accordingly, in each of 2004 and 2003, $0.3 million of contingent consideration was earned and capitalized as additional licensing intangible assets. Pro forma operating results for prior periods are not presented due to immateriality.

VF accrued various restructuring charges in connection with the 2003 and 2004 acquisitions. Remaining cash payments related to these actions will be substantially completed during 2005.

Activity in the restructuring accruals for the 2004 Acquisitions is summarized as follows:

                                                FACILITIES      LEASE
In thousands                     SEVERANCE      EXIT COSTS   TERMINATION     TOTAL
                                 ---------      ----------   -----------    --------
Accrual for 2004 acquisitions    $  24,562      $      811   $     1,593    $ 26,966
Cash payments                      (20,667)              -          (176)    (20,843)
                                 ---------      ----------   -----------    --------

Balance, December 2004           $   3,895      $      811   $     1,417    $  6,123
                                 =========      ==========   ===========    ========

Activity in the restructuring accruals for the 2003 acquisitions is summarized as follows:

                                                FACILITIES      LEASE
In thousands                     SEVERANCE      EXIT COSTS   TERMINATION     TOTAL
                                 ---------      ----------   -----------    --------
Accrual for 2003 acquisitions    $   6,564      $      403   $    13,603    $ 20,570
Cash payments                         (520)              -          (655)     (1,175)
                                 ---------      ----------   -----------    --------
Balance, December 2003               6,044             403        12,948      19,395
Additional accrual                   3,682               -             -       3,682
Write-off of assets                      -            (376)            -        (376)
Cash payments                       (4,322)            (27)      (12,948)    (17,297)
                                 ---------      ----------   -----------    --------

Balance, December 2004           $   5,404      $        -   $         -    $  5,404
                                 =========      ==========   ===========    ========

NOTE C - DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

In 2001, management announced a plan to exit the Private Label knitwear business and the Jantzen swimwear business. The Jantzen(R) trademarks and certain other assets of this swimwear business were sold in 2002 for $24.0 million. Liquidation of the Private Label knitwear business and of the remaining Jantzen inventories and other assets was completed during 2002. Both the Private Label knitwear and the Jantzen businesses are accounted for as discontinued operations in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Accordingly, the results of operations and cash flows of these businesses are separately presented as discontinued operations in the accompanying financial statements. Summarized operating results for these discontinued businesses for 2002 were net sales of $98.0 million; income before taxes of $13.5 million (including gain on disposal of $1.4 million); income taxes of $5.2 million; and income of $8.3 million.

VF's children's playwear business ("VF Playwear") consisted of the Healthtex(R) and licensed Nike(R) apparel products. Certain assets of VF Playwear were sold in May 2004 for cash and notes totaling $17.1 million. VF Playwear retained all inventories and other working capital and continued to ship products through the end of the third quarter. Under the sale agreement, VF agreed to purchase $150.0 million of branded childrenswear from the purchaser over a 10 year period for sale in its outlet stores. Due to this ongoing involvement, VF Playwear does not qualify for treatment as a discontinued operation. VF Playwear contributed sales of $87.1 million, $144.0 million and $175.5 million and operating losses of $(14.0) million, $(7.7) million and $(3.2) million in 2004, 2003 and 2002, respectively. Operating results include net charges of $9.5 million related to the disposal of the business in 2004 and a $2.3 million goodwill impairment charge in 2002.

Assets and liabilities of VF Playwear included in the respective captions of the Consolidated Balance Sheets are summarized as follows:

In thousands                                     2004          2003
                                               --------      --------
Accounts receivable, net                       $  4,363      $ 12,958
Inventories                                           -        35,082
Property, plant and equipment, net                6,249        14,305
Other, primarily deferred income taxes            4,181         7,521
                                               --------      --------
                                               $ 14,793      $ 69,866
                                               ========      ========

Accounts payable                               $      -      $ 11,162
Accrued liabilities                              15,129         7,274
                                               --------      --------
                                               $ 15,129      $ 18,436
                                               ========      ========

At the end of 2004, Accrued Liabilities related primarily to expected losses on formerly occupied leased premises.

NOTE D - ACCOUNTS RECEIVABLE

In thousands                                                  2004               2003
                                                           ----------         ----------
Trade                                                      $  758,882         $  646,332
Other                                                          53,490             53,300
                                                           ----------         ----------

Total accounts receivable                                     812,372            699,632
Less allowance for doubtful accounts                           60,790             65,769
                                                           ----------         ----------

                                                           $  751,582         $  633,863
                                                           ==========         ==========

NOTE E - INVENTORIES

In thousands                                                  2004               2003
                                                           ----------         ----------

Finished products                                          $  744,517         $  714,867
Work in process                                                99,669             91,593
Materials and supplies                                        129,062            126,525
                                                           ----------         ----------

                                                           $  973,248         $  932,985
                                                           ==========         ==========

NOTE F - PROPERTY, PLANT AND EQUIPMENT

In thousands                                                  2004               2003
                                                           ----------         ----------

Land                                                       $   52,989         $   52,124
Buildings and improvements                                    502,369            479,725
Machinery and equipment                                       984,132          1,027,997
                                                           ----------         ----------

                                                            1,539,490          1,559,846
Less accumulated depreciation                                 967,236            968,166
                                                           ----------         ----------

                                                           $  572,254         $  591,680
                                                           ==========         ==========

NOTE G - INTANGIBLE ASSETS

                                                                                 DECEMBER 2004
                                                                      ------------------------------------
                                                           WEIGHTED     GROSS                       NET
                                                           AVERAGE    CARRYING    ACCUMULATED    CARRYING
Dollars in thousands                                        LIFE       AMOUNT     AMORTIZATION    AMOUNT
                                                           --------   ---------   ------------   ---------
Amortizable intangible assets*:
  License agreements                                       25 years   $ 114,623   $      7,343   $ 107,280
  Customer relationships                                   21 years      71,305          2,797      68,508
  Trademarks, backlog and other                             6 years      13,111          7,646       5,465
                                                                                                 ---------

Amortizable intangible assets, net                                                                 181,253

Indefinite-lived intangible assets:
  Trademarks and tradenames                                                                        458,267
                                                                                                 ---------

Intangible assets, net                                                                           $ 639,520
                                                                                                 =========

                                                                                 DECEMBER 2003
                                                                      ------------------------------------
                                                           WEIGHTED     GROSS                      NET
                                                            AVERAGE   CARRYING    ACCUMULATED    CARRYING
Dollars in thousands                                         LIFE      AMOUNT     AMORTIZATION    AMOUNT
                                                           --------   ---------   ------------   ---------
Amortizable intangible assets*:
  License agreements                                       30 years   $  89,500   $      1,148   $  88,352
  Customer relationships                                   24 years      10,200            233       9,967
  Trademarks, backlog and other                             5 years       5,090          2,175       2,915
                                                                                                 ---------
Amortizable intangible assets, net                                                                 101,234

Indefinite-lived intangible assets:
  Trademarks and tradenames                                                                        217,400
                                                                                                 ---------

Intangible assets, net                                                                           $ 318,634
                                                                                                 =========

* Amortization of license agreements and customer relationships - accelerated methods; other - straight-line method.

Amortization expense was $15.4 million in 2004 (including an impairment charge of $1.1 million for a miscellaneous intangible asset) and $3.6 million in 2003. Estimated amortization expense for the years 2005 through 2009 is $14.6 million, $14.2 million, $13.5 million, $10.4 million and $8.1 million, respectively.

NOTE H - GOODWILL

Activity is summarized by business segment as follows:

                                               OUTDOOR
                               JEANSWEAR     APPAREL AND    INTIMATE
In thousands                    APPAREL       EQUIPMENT      APPAREL      IMAGEWEAR     SPORTSWEAR      OTHER
                               ---------     -----------    ---------     ---------     ----------    ---------
Balance, December 2001         $ 253,841     $  110,036     $ 221,343     $ 351,374     $        -    $  61,452
Change in accounting policy
       (Note A)                  (63,199)             -      (109,751)     (295,128)             -      (59,176)
Adjustments to purchase
    price allocation                (275)          (924)            -             -              -            -
Impairment loss (Note C)               -              -             -             -              -       (2,276)
Currency translation               6,038              -             -             -              -            -
                               ---------     ----------     ---------     ---------     ----------    ---------

Balance, December 2002           196,405        109,112       111,592        56,246              -            -
2003 acquisitions                      -              -             -             -        217,178            -
Currency translation              10,439              -             -             -              -            -
                               ---------     ----------     ---------     ---------     ----------    ---------

Balance, December 2003           206,844        109,112       111,592        56,246        217,178            -
2004 acquisitions                      -        310,175         6,000             -             24            -
Adjustments to purchase
    price allocation                   -              -             -             -         (2,934)           -
Currency translation               4,411         12,946             -             -              -            -
                               ---------     ----------     ---------     ---------     ----------    ---------

Balance, December 2004         $ 211,255     $  432,233     $ 117,592     $  56,246     $  214,268    $       -
                               =========     ==========     =========     =========     ==========    =========

NOTE I - OTHER ASSETS

In thousands                                                    2004        2003
                                                              --------    --------
Investment securities held for deferred compensation plans    $167,715    $158,074
Other investment securities                                     45,116      36,800
Computer software, net of accumulated amortization
 of $45,057 in 2004 and $35,343 in 2003                         63,810      61,499
Pension plan intangible asset (Note N)                          46,960      17,919
Other                                                           46,265      34,007
                                                              --------    --------

                                                              $369,866    $308,299
                                                              ========    ========

Investment securities held for deferred compensation plans consist of marketable securities and life insurance contracts. These securities substantially mirror the participant-directed investment selections underlying the deferred compensation liabilities (Note M). These securities, held in an irrevocable trust, are recorded at fair value. Realized and unrealized gains and losses on these investment securities are recorded in the Consolidated Statements of Income and substantially offset changes in deferred compensation liabilities to participants.

Other investment securities are held primarily to support liabilities under the supplemental defined benefit pension plan (Note M). These securities, held in an irrevocable trust, are recorded at fair value. Realized gains and losses are recorded in the Consolidated Statements of Income, and unrealized gains and losses, net of income taxes, are recorded in Accumulated Other Comprehensive Income (Loss).

VF is the beneficiary of life insurance policies mentioned above on certain current and former members of VF management. Policy loans against the cash value of these policies are not significant.

NOTE J - SHORT-TERM BORROWINGS

Short-term borrowings, all from foreign banks, had a weighted average interest rate of 7.0% at the end of 2004 and at the end of 2003.

The Company maintains a $750.0 million unsecured committed revolving bank credit agreement that supports issuance of up to $750.0 million in commercial paper or is otherwise available for general corporate purposes. This agreement, which expires in September 2008, requires VF to pay a facility fee of .09% per year and contains a financial covenant requiring VF's ratio of consolidated indebtedness to consolidated capitalization to remain below 60%. The agreement also contains other covenants and events of default, including limitations on liens, subsidiary indebtedness and sales of assets, and a $50.0 million cross-acceleration event of default. If VF fails in the performance of any covenant under this agreement (after giving effect to any applicable grace period), the banks may terminate their obligation to lend, and any bank borrowings outstanding under this agreement may become due and payable. At the end of 2004, management believes that VF was in compliance with all covenants. Also at the end of 2004, the entire amount of the credit agreement was available for borrowing, except for $11.8 million of standby letters of credit issued under the agreement on behalf of VF.

NOTE K - ACCRUED LIABILITIES

In thousands                            2004        2003
                                      --------    --------
Compensation                          $141,584    $ 89,856
Income taxes                            39,750      21,520
Other taxes                             51,829      32,432
Minimum pension liability (Note N)      55,000      55,000
Advertising                             29,374      34,742
Insurance                               25,831      18,212
Interest                                14,989      14,789
Product warranty claims (Note M)         7,193       8,426
Other                                  192,665     163,962
                                      --------    --------

                                      $558,215    $438,939
                                      ========    ========

NOTE L - LONG-TERM DEBT

In thousands               2004        2003
                         --------    --------
6.75% notes, due 2005    $100,000    $100,000
8.10% notes, due 2005     300,000     300,000
8.50% notes, due 2010     200,000     200,000
6.00% notes, due 2033     292,230     292,133
Other                      65,641      65,394
                         --------    --------

                          957,871     957,527
Less current portion      401,232       1,144
                         --------    --------

                         $556,639    $956,383
                         ========    ========

The notes contain customary covenants and events of default, including limitations on liens and sale-leaseback transactions and a cross-acceleration event of default. The cross-acceleration is triggered for all notes if more than $50.0 million of other debt is in default and has been accelerated by the lenders, except for the 6.75% notes where the threshold is $5.0 million. If VF fails in the performance of any covenant under the indenture that governs the respective notes (after giving effect to any applicable grace period), the trustee or lenders may declare the principal due and payable immediately. At the end of 2004, management believes that VF was in compliance with all covenants. VF may redeem the 8.10%, the 8.50% and the 6.00% obligations, in whole or in part, at a price equal to 100% of the principal amount, plus accrued interest to the redemption date and a premium (if any) relating to the then-prevailing treasury yield over the remaining life of the obligations.

The 6.00% notes having a principal balance of $300.0 million were sold at an original issue discount of $7.9 million. The notes are carried net of the unamortized portion of the discount. These notes have an effective annual interest cost of 6.19%, including amortization of the original issue discount, deferred gain on the interest rate hedging contract (Note U) and debt issuance costs.

Other debt includes $66.0 million payable to a former officer of Nautica, of which $33.0 million is payable in each of 2006 and 2007 (Note B). These noninterest-bearing installments were recorded at discounts of 3.25% and 3.84%, respectively, reflecting VF's incremental borrowing rates for those periods. The discounts are being amortized as Interest Expense over the lives of these obligations. The carrying value of this debt was $61.1 million at the end of 2004 and $59.0 million at the end of 2003.

The scheduled payments of long-term debt are $34.1 million in 2006, $34.2 million in 2007, $0.8 million in 2008 and $0.2 million in 2009.

NOTE M - OTHER LIABILITIES

In thousands                            2004        2003
                                      --------    --------
Deferred compensation                 $186,834    $174,771
Minimum pension liability (Note N)     102,009     144,239
Accrued pension benefits (Note N)       56,512      49,375
Income taxes                            83,033      70,201
Product warranty claims                 26,976      20,426
Other                                   80,767      59,613
                                      --------    --------

                                      $536,131    $518,625
                                      ========    ========

VF maintains deferred compensation plans for the benefit of eligible employees. These plans allow participants to defer compensation and, in some plans, receive matching contributions by VF. Deferred compensation, including accumulated earnings on the participant-directed investment options, is distributable in cash at employee-specified dates or upon retirement, death, disability or termination of employment. See Note I for investment securities owned by VF to fund liabilities under certain of these deferred compensation plans.

Activity relating to accrued product warranty costs is summarized as follows:

In thousands                                   2004         2003          2002
                                             --------     --------     --------
Balance, beginning of year                   $ 28,852     $ 25,782     $ 21,698
Balances of acquired businesses                   347            -            -
Accrual for products sold during the year      10,788       10,597        8,548
Repair or replacement costs incurred           (6,840)      (8,552)      (5,293)
Currency translation                            1,022        1,025          829
                                             --------     --------     --------

Balance, end of year                           34,169       28,852     $ 25,782
                                                                       ========
Less current portion (Note K)                   7,193        8,426
                                             --------     --------
Long-term accrual                            $ 26,976     $ 20,426
                                             ========     ========

NOTE N - BENEFIT PLANS

VF sponsors a noncontributory qualified defined benefit pension plan covering most full-time domestic employees other than employees of companies acquired in 2004 and 2003. VF also sponsors an unfunded supplemental defined benefit pension plan that provides benefits computed under VF's principal benefit plan that exceed limitations imposed by income tax regulations. These defined benefit plans provide pension benefits based on compensation levels and years of service. The effect of these plans on income was as follows:

Dollars in thousands                               2004       2003        2002
                                                 --------   --------   ----------
Service cost - benefits earned during the year   $ 22,470   $ 18,475   $   18,240
Interest cost on projected benefit obligations     59,272     53,883       51,734
Expected return on plan assets                    (59,728)   (48,225)     (50,433)
Curtailment charge                                  7,100          -        2,388
Amortization of:
    Prior service cost                              3,960      3,138        4,243
    Actuarial loss                                 24,697     28,425        1,370
                                                 --------   --------   ----------
Total pension expense                              57,771     55,696       27,542
Amount allocable to discontinued operations             -          -        1,317
                                                 --------   --------   ----------

Pension expense - continuing operations          $ 57,771   $ 55,696   $   26,225
                                                 ========   ========   ==========
Assumptions used to determine pension expense:
    Discount rate                                    6.00%      6.75%        7.50%
    Expected long-term return on plan assets         8.50%      8.75%        8.75%
    Rate of compensation increase                    3.75%      4.00%        4.00%

The $7.1 million partial pension plan curtailment charge in 2004 related to reductions in the number of plan participants, including $2.9 million related to the disposition of VF Playwear (Note C).

The following provides a reconciliation of the changes in fair value of the pension plans' assets and projected benefit obligations, and their funded status, based on a September 30 measurement date:

Dollars in thousands                                       2004           2003
                                                       -----------    -----------
Fair value of plan assets, beginning of year           $   647,723    $   519,013
Actual return on plan assets                                68,583         86,290
VF contributions                                            57,947         77,481
Benefits paid                                              (40,447)       (35,061)
                                                       -----------    -----------
Fair value of plan assets, end of year                     733,806        647,723
                                                       -----------    -----------
Projected benefit obligations, beginning of year           957,437        797,173
Service cost                                                22,470         18,475
Interest cost                                               59,272         53,883
Plan amendments                                             25,783            501
Partial plan curtailment                                    (3,188)             -
Actuarial (gain) loss                                      (14,897)       122,466
Benefits paid                                              (40,447)       (35,061)
                                                       -----------    -----------

Projected benefit obligations, end of year               1,006,430        957,437
                                                       -----------    -----------

Funded status, end of year                                (272,624)      (309,714)
Unrecognized net actuarial loss                            267,727        321,375
Unrecognized prior service cost                             32,642         17,919
                                                       -----------    -----------
Pension asset, net                                     $    27,745    $    29,580
                                                       ===========    ===========

Amounts included in Consolidated Balance Sheets:
   Noncurrent assets                                   $    46,960    $    17,919
   Current liabilities                                     (55,000)       (55,000)
   Noncurrent liabilities                                 (158,521)      (193,614)
   Accumulated other comprehensive income (loss)           194,306        260,275
                                                       -----------    -----------
                                                       $    27,745    $    29,580
                                                       ===========    ===========

Assumptions used to determine benefit obligations:
   Discount rate                                              6.10%          6.00%
   Rate of compensation increase                              3.75%          3.75%

Differences between actual results and amounts determined using actuarial assumptions are deferred and will affect future years' pension expense. Net deferred gains and losses totaling less than 10% of the lower of investment assets or projected benefit obligations at the beginning of a year are not amortized. Net deferred gains and losses that represent 10 to 20% of projected benefit obligations are amortized over ten years, while those in excess of 20% of projected benefit obligations are amortized over five years.

Management's investment strategy is to invest the plan's assets in a diversified portfolio of domestic and international equity, fixed income and real estate securities to provide long-term growth in plan assets. This strategy, the resulting allocation of plan assets and the selection of independent investment managers are reviewed periodically.

The expected long-term rate of return on plan assets was based on the weighted average of the expected returns for the major asset classes in which the plan invests. Expected returns by asset class were developed through analysis of historical market returns, current market conditions, inflation expectations and other economic factors. The assumed rate of return on plan assets of 8.50% in 2004 is lower than actual long-term historical returns. The target allocation by asset class, and the actual asset allocations at the latest measurement dates, were as follows:

                                             SEPTEMBER 30
                                   TARGET    -----------
                                 ALLOCATION  2004    2003
                                 ----------  ----    ----
Equity securities                   65%       71%     61%
Fixed income securities             30        21      31
Real estate securities               5         8       8
                                   ---       ---     ---
Total                              100%      100%    100%
                                   ===       ===     ===

VF makes contributions to the plan sufficient to meet the minimum funding requirements under applicable laws, plus additional amounts as recommended by VF's independent actuary. Although VF was not required to make a contribution to the plan during 2005 under applicable regulations, VF contributed $55.0 million to its qualified pension plan in January 2005. Estimated future benefit payments, including benefits attributable to estimated future employee service, are approximately $42 million in 2005, $43 million in 2006, $46 million in 2007, $48 million in 2008, $51 million in 2009 and $312 million for the years 2010 through 2014.

Accumulated benefit obligations earned through the respective measurement dates for these plans totaled $947.3 million in 2004 and $896.3 million in 2003. The excess of accumulated benefit obligations over the sum of the fair value of plan assets and previously accrued pension liabilities ("minimum pension liability") was $157.0 million in 2004 and $199.2 million in 2003. The offset to this minimum pension liability is recorded, after income tax effect, as a component of Accumulated Other Comprehensive Income (Loss). At the end of both 2004 and 2003, $55.0 million of the minimum pension liability was classified as a current liability because VF contributed that amount to the pension plan in early 2005 and 2004, respectively.

VF sponsors an Employee Stock Ownership Plan ("ESOP") as part of a 401(k) savings plan covering most domestic salaried employees. Cash contributions made by VF to the 401(k) plan are based on a specified percentage of employee contributions. By the end of 2002, all VF stock had been allocated to the ESOP accounts of the participating employees. VF also sponsors other savings and retirement plans for certain domestic and foreign employees. Expense for these plans totaled $7.0 million in 2004, $6.5 million in 2003 and $7.1 million in 2002.

VF participates in multiemployer retirement benefit plans for certain of its union employees. Contributions are made to these plans in amounts provided by the collective bargaining agreements and totaled $0.1 million in 2004, $0.2 million in 2003 and $0.6 million in 2002. If there were a significant reduction in union employees, VF may be required to pay a potential withdrawal liability if the respective plans were underfunded at the time of withdrawal. During 2003, VF recognized a $7.7 million expense when it was determined that a probable withdrawal liability existed due to reductions in union-based employment. An additional $1.0 million expense was recognized during 2004.

NOTE O - CAPITAL

COMMON STOCK outstanding is net of shares held in treasury, and in substance retired. There were 1,098,172 treasury shares at the end of 2004, 1,297,953 treasury shares at the end of 2003 (after retirement of 32,000,000 shares during the year) and 32,233,996 treasury shares at the end of 2002. The excess of the cost of treasury shares acquired over the $1 per share stated value of Common Stock is charged to Retained Earnings. In addition, 256,088 shares of VF Common Stock at the end of 2004, 242,443 shares at the end of 2003 and 266,146 shares at the end of 2002 were held in trust for deferred compensation plans. These additional shares are treated for financial reporting purposes as treasury shares at a cost of $9.2 million, $8.4 million and $9.3 million at the end of 2004, 2003 and 2002, respectively.

PREFERRED STOCK consists of 25,000,000 authorized shares at $1 par value.

Series A Preferred Stock: At the end of 2004, 2,000,000 shares are designated as Series A Preferred Stock, of which none has been issued. Each outstanding share of Common Stock has one Series A Preferred Stock purchase right attached. The rights become exercisable ten days after an outside party acquires, or makes an offer for, 15% or more of the Common Stock. Once exercisable, each right will entitle its holder to buy 1/100 share of Series A Preferred Stock for $175. If VF is involved in a merger or other business combination or an outside party acquires 15% or more of the Common Stock, each right will be modified to entitle its holder (other than the acquirer) to purchase common stock of the acquiring company or, in certain circumstances, VF Common Stock having a market value of twice the exercise price of the right. In some circumstances, rights other than those held by an acquirer may be exchanged for one share of VF Common Stock. The rights, which expire in January 2008, may be redeemed at $0.01 per right prior to their becoming exercisable.

Series B Redeemable Preferred Stock: At the end of 2004, 2,105,263 shares are designated as 6.75% Series B Redeemable Preferred Stock, which were purchased by the ESOP in 1990. (See Note N.) Changes in shares of Preferred Stock outstanding are summarized as follows:

                                                           2004       2003         2002
                                                         --------   ---------   ----------
Balance, beginning of year                                971,250   1,195,199    1,477,930
Conversion to Common Stock                               (127,436)   (223,949)    (113,527)
Redemption of Preferred Stock                                   -           -     (169,204)
                                                         --------   ---------   ----------

Balance, end of year                                      843,814     971,250    1,195,199
                                                         ========   =========   ==========


Each share of Series B Redeemable Preferred Stock has a redemption value and liquidation value of $30.88 plus cumulative accrued dividends, is convertible into 1.6 shares of Common Stock and is entitled to two votes per share along with the Common Stock. Dividends are accrued and paid in cash each quarter. The trustee for the ESOP may convert the preferred shares to Common Stock at any time or may cause VF to redeem the preferred shares under certain circumstances. The Series B Redeemable Preferred Stock also has preference in liquidation over all other stock issues. By the end of 2002, all Preferred Stock had been allocated to the ESOP accounts of the participating employees.

ACCUMULATED OTHER COMPREHENSIVE INCOME: Other comprehensive income consists of certain changes in assets and liabilities that are not included in Net Income under generally accepted accounting principles but are instead reported within a separate component of Common Stockholders' Equity. Amounts comprising Accumulated Other Comprehensive Income (Loss) in the Consolidated Balance Sheets, net of related income taxes, are summarized as follows:

In thousands                                         2004          2003
                                                   ---------    --------
Foreign currency translation                       $  (1,816)   $ (31,885)
Minimum pension liability adjustment                (119,138)    (160,850)
Derivative financial instruments                      (5,141)      (4,450)
Unrealized gains on marketable securities             13,024        7,730
                                                   ---------    ---------
                                                   $(113,071)   $(189,455)
                                                   =========    =========

NOTE P - STOCK-BASED COMPENSATION

VF may grant nonqualified stock options, restricted stock units and restricted stock to officers, key employees and nonemployee members of VF's Board of Directors under a stock compensation plan approved by stockholders. Stock options are granted at prices not less than fair market value on the date of grant. Options become exercisable from one to three years after the date of grant and expire ten years after the date of grant. Stock option activity is summarized as follows:

                                   SHARES UNDER   WEIGHTED AVERAGE
                                      OPTIONS      EXERCISE PRICE
                                   ------------   ----------------
Balance, December 2001               9,009,981    $         35.87
Options granted                      2,453,000              40.90
Options exercised                   (1,326,026)             30.29
Options canceled                      (343,265)             41.16
                                   -----------    ----------------

Balance, December 2002               9,793,690              37.70
Options granted                      2,448,480              34.75
Options exercised                     (921,710)             29.99
Options canceled                      (417,850)             41.70
                                   -----------    ----------------

Balance, December 2003              10,902,610              37.54
Options granted                      1,755,890              44.80
Options exercised                   (3,015,044)             36.78
Options canceled                       (13,500)             38.20
                                   -----------    ----------------
Balance, December 2004               9,629,956    $         39.10
                                   ===========

Stock options outstanding at the end of 2004 are summarized as follows:

                     OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
           ---------------------------------------  -----------------------
                            WEIGHTED      WEIGHTED               WEIGHTED
RANGE OF                    AVERAGE       AVERAGE                AVERAGE
EXERCISE      NUMBER    REMAINING YEARS   EXERCISE    NUMBER     EXERCISE
 PRICES    OUTSTANDING  CONTRACTUAL LIFE   PRICE    EXERCISABLE   PRICE
---------  -----------  ----------------  --------  -----------  --------
$ 25 - 30      624,700        4.5         $  26.16     624,700   $  26.16
  30 - 35    1,966,340        6.1            34.58   1,439,676      34.57
  35 - 40    1,413,446        7.2            35.87   1,353,446      35.89
  40 - 45    5,625,470        6.8            42.93   3,616,550      42.17
            ----------        ---         --------   ---------   --------
$ 25 - 45    9,629,956        6.6         $  39.10   7,034,372   $  37.98
            ==========                               =========

Options to purchase 7,664,766 shares were exercisable at the end of 2003 at a weighted average exercise price of $38.23. At the end of 2002, there were options exercisable to purchase 6,061,240 shares at a weighted average exercise price of $36.20. At the end of 2004, there were 9,186,248 shares available for future grants of stock options and stock awards, of which no more than 2,582,575 may be grants of restricted stock or shares delivered in settlement of restricted stock units.

VF has granted performance-based restricted stock units to certain key employees as a long-term incentive under the stock compensation plan. The restricted stock units entitle the participants to receive shares of VF Common Stock at the end of a three year performance period. Each restricted stock unit has a final value ranging from zero to two shares of VF Common Stock. For the 2004 grants, the number of shares to be earned is based on achievement of preestablished performance goals set by the Compensation Committee of the Board of Directors. For grants in prior years, the number of shares to be earned was based on three year stockholder return comparisons of VF Common Stock with a peer group of apparel companies. Dividend equivalents, payable in additional shares of VF Common Stock, accrue on the restricted stock units. Shares earned at the end of each three year performance period are issued to participants in the following year, unless they elect to defer receipt of the shares. VF granted 280,007 restricted stock units having a grant date fair value per unit of $43.18 in 2004 for the performance period ending in 2006; similarly, 49,147 units were granted at $36.10 in 2003 and 44,143 units at $39.27 in 2002. A total of 23,727, 25,064 and 57,188 shares of VF Common Stock were earned for the three year performance periods ended in 2004, 2003 and 2002, respectively. At the end of 2004, there were 49,147 restricted stock units outstanding for the performance period ending in 2005 and 280,007 for the performance period ending in 2006. A total of 101,943 shares of Common Stock are issuable in future years to participants who have elected to defer receipt of their shares earned.

At the end of 2004, VF had 62,611 shares of restricted stock outstanding that vest in 2005, which had been granted to key employees in prior years. This total included dividends payable in additional restricted shares of 1,328, 1,579 and 1,425 shares accrued in 2004, 2003 and 2002, respectively, on prior years' grants of restricted stock.

Compensation expense recognized in the Consolidated Statements of Income for restricted stock units and restricted stock totaled $11.0 million in 2004, $1.6 million in 2003 and $1.0 million in 2002. Since all stock options are granted at market value, compensation expense is not required. Note A presents pro forma net income and earnings per share that would have resulted if compensation had been recorded based on the fair value method for all stock-based compensation. Fair value for stock options, as presented in Note A, was estimated using the Black-Scholes option-pricing model. The resulting weighted average fair value of stock options granted during 2004 was $11.64 per share, during 2003 was $8.33 per share and during 2002 was $10.51 per share, based on the following assumptions:

                               2004    2003    2002
                               ----    ----    ----
Risk-free interest rate         2.6%    2.6%    4.0%
Expected dividend yield         2.4%    2.9%    2.7%
Expected volatility              35%     36%     36%
Expected life (years)             4       4       4

NOTE Q - INCOME TAXES

The provision for Income Taxes was computed based on the following amounts of Income from Continuing Operations before Income Taxes and Cumulative Effect of a Change in Accounting Policy:

In thousands                        2004         2003         2002
                                 ---------    ---------    ---------
Domestic                         $ 545,516    $ 459,507    $ 439,744
Foreign                            166,604      138,999      121,984
                                 ---------    ---------    --------
                                 $ 712,120    $ 598,506    $ 561,728
                                 =========    =========    =========

The provision for Income Taxes for continuing operations consists of:

In thousands                          2004         2003        2002
                                    ---------    ---------   ---------
Current:
       Federal                      $ 170,649    $ 132,160   $  95,738
       Foreign                         38,703       29,912      28,935
       State                           11,895        7,540       1,778
                                    ---------    ---------   ---------
                                      221,247      169,612     126,451
Deferred, primarily federal            16,172       30,961      70,849
                                    ---------    ---------   ---------
                                    $ 237,419    $ 200,573   $ 197,300
                                    =========    =========   =========

The reasons for the difference between income taxes computed by applying the statutory federal income tax rate for continuing operations and income tax expense in the financial statements are as follows:

In thousands                            2004         2003          2002
                                     ----------   ----------    ----------
Tax at federal statutory rate        $  249,242   $  209,477    $  196,605
State income taxes,
      net of federal tax benefit          5,525        7,459         9,918
Foreign operating losses
      with no current benefit             7,276        2,476         7,531
Foreign rate differences                (18,311)      (9,674)      (16,989)
Change in valuation allowance            (6,297)      (3,068)       (6,115)
Other, net                                  (16)      (6,097)        6,350
                                     ----------   ----------    ----------
                                     $  237,419   $  200,573    $  197,300
                                     ==========   ==========    ==========

Deferred income tax assets and liabilities consist of the following:

In thousands                            2004                      2003
                                     ---------                 ----------
Deferred income tax assets:
    Employee benefits                $  50,126                 $   41,993
    Inventories                         19,036                     22,280
    Other accrued expenses             162,584                    159,663
    Minimum pension liability           73,985                     99,425
    Operating loss carryforwards       110,446                     91,720
    Foreign currency translation             -                     26,214
                                     ---------                 ----------
                                       416,177                    441,295
    Valuation allowance                (67,475)                   (67,810)
                                     ---------                 ----------
    Deferred income tax assets         348,702                    373,485
                                     ---------                 ----------
Deferred income tax liabilities:
    Depreciation                        34,346                     39,636
    Intangible assets                  158,841                     87,538
    Other                               64,262                     36,047
                                     ---------                 ----------
    Deferred income tax liabilities    257,449                    163,221
                                     ---------                 ----------
Net deferred income tax assets       $  91,253                 $  210,264
                                     =========                 ==========

In thousands                                         2004                         2003
                                                   ---------                    ---------
Amounts included in Consolidated Balance Sheets:
   Current assets                                  $  99,338                    $  92,828
   Current liabilities                                (4,468)                           -
   Noncurrent assets                                  12,476                      117,436
   Noncurrent liabilities                            (16,093)                           -
                                                   ---------                    ---------
                                                   $  91,253                    $ 210,264
                                                   =========                    =========

As of the end of 2004, VF has not provided deferred U.S. income taxes on $318.0 million of undistributed earnings of international subsidiaries where such earnings are considered to be permanently invested. Such undistributed earnings would become taxable in the United States if it becomes advantageous for business, tax or foreign exchange reasons to remit foreign cash balances to the United States. VF has undertaken initiatives resulting in a reduced effective tax rate on earnings of one of VF's foreign subsidiaries. The income tax benefit from this tax status was $16.5 million ($0.15 per diluted share) in 2004, $10.8 million ($0.10 per share) in 2003 and $13.3 million ($0.12 per share) in 2002. The tax status providing this benefit is scheduled to expire at the end of 2009.

VF has $190.2 million of foreign operating loss carryforwards expiring $6.9 million in 2005, $17.5 million in 2006, $9.5 million in 2007, $1.0 million in 2008 and $4.2 million in 2009, with the remainder having an unlimited carryforward life. A valuation allowance has been provided where it is more likely than not, based on an evaluation of currently available information, that the deferred tax assets relating to those loss carryforwards will not be realized. Interest income in 2003 included $5.7 million related to settlement of federal income tax issues.

The American Jobs Creation Act of 2004 ("the Act") was signed into law in late 2004. The Act contains a temporary incentive for repatriation of foreign earnings during 2005 at a 5.25% effective income tax rate. At the end of 2004, VF had approximately $375 million of accumulated foreign earnings subject to repatriation. If VF were to decide to remit some or all of these earnings during 2005, it would result in an additional one-time income tax expense ranging up to $16 million. Management is evaluating its unremitted foreign earnings and the provisions of the Act.

NOTE R - BUSINESS SEGMENT INFORMATION

From an organizational standpoint, VF's businesses are organized into product categories, and by brands within those product categories, for management and internal reporting purposes. These groupings of businesses are referred to as "coalitions." These coalitions, as described below, represent VF's reportable business segments:

-     Jeanswear - Jeanswear and related products

- Outdoor Apparel and Equipment - Outerwear and adventure apparel, footwear, daypacks and bags, and technical equipment

-     Intimate Apparel - Women's intimate apparel

- Imagewear - Occupational apparel, licensed sports apparel and distributor knitwear.

-     Sportswear - Fashion sportswear

-     Other - Primarily VF Playwear, which was sold in 2004 (Note C)

Business segment information presented for 2003 and 2002 has been restated to conform with this organizational structure. In addition, segment profit in 2003 and 2002 has been restated to include restructuring charges in the appropriate coalition. Previously, these expenses had not been included in the operating results of the business units.

The Vans, Kipling and Napapijri businesses acquired in 2004 are part of the Outdoor Apparel and Equipment coalition. The operations of Nautica, John Varvatos and Earl Jean, acquired in August 2003, comprise the Sportswear coalition, except that the golf apparel product line is part of the Imagewear coalition.

Management at each of the coalitions has direct control over and responsibility for their sales, operating income and assets, hereinafter termed Coalition Sales, Coalition Profit and Coalition Assets, respectively. VF management evaluates operating performance and makes decisions based on Coalition Sales and Coalition Profit. Accounting policies used for internal management reporting at the individual coalitions are consistent with those stated in Note A, except as stated below and except that inventories are valued on a first-in, first-out basis. Common costs such as information processing, retirement benefits and insurance are allocated to the coalitions based on appropriate metrics such as usage or employment.

Corporate costs other than costs directly related to the coalitions and net interest expense are not controlled by coalition management and are therefore excluded from the Coalition Profit performance measure used for internal management reporting. These items are separately presented in the reconciliation of Coalition Profit to Consolidated Income from Continuing Operations before Income Taxes.

Corporate and Other Expenses (presented separately in the following table) consists of corporate headquarters expenses that are not allocated to the coalitions (including compensation and benefits of corporate management and staff, legal and professional fees, and administrative and general) and other expenses related to but not allocated to the coalitions for internal management reporting (including development costs for management information systems, costs of maintaining and enforcing VF's trademarks, adjustments for the last-in, first-out method of inventory valuation and consolidating adjustments).

Coalition Assets, for internal management purposes, are those used directly in the operations of each business unit, such as accounts receivable, inventories and property. Corporate assets include investments held in trusts for deferred compensation and retirement benefit plans and information systems assets.

Financial information for VF's reportable segments is as follows:

In thousands                            2004                    2003              2002
                                    -----------             -----------         -----------
Coalition sales:
    Jeanswear                       $ 2,661,946             $ 2,666,815         $ 2,788,486
    Outdoor Apparel and Equipment     1,003,851                 580,663             508,020
    Intimate Apparel                    903,552                 830,225             839,786
    Imagewear                           769,552                 727,223             751,893
    Sportswear                          604,879                 248,967                   -
    Other                               110,756                 153,566             195,338
                                    -----------             -----------         -----------
    Consolidated net sales          $ 6,054,536             $ 5,207,459         $ 5,083,523
                                    ===========             ===========         ===========

In thousands                                          2004          2003           2002
                                                   -----------   -----------    -----------
Coalition profit:
    Jeanswear                                      $   452,160   $   415,572    $   472,816
    Outdoor Apparel and Equipment                      154,256        95,720         71,447
    Intimate Apparel                                   118,733        86,671         97,675
    Imagewear                                          116,123       101,475         85,934
    Sportswear                                          59,745        35,215              -
    Other                                              (10,727)       (4,770)         1,288
                                                   -----------   -----------    -----------
    Total coalition profit                             890,290       729,883        729,160

Corporate and other expenses                          (109,234)      (81,465)      (103,504)
Interest, net                                          (68,936)      (49,912)       (63,928)
                                                   -----------   -----------    -----------
Consolidated income from continuing operations
    before income taxes                            $   712,120   $   598,506    $   561,728
                                                   ===========   ===========    ===========

Coalition assets:
    Jeanswear                                      $ 1,075,739   $ 1,002,910    $ 1,052,447
    Outdoor Apparel and Equipment                      414,343       217,473        147,990
    Intimate Apparel                                   345,292       332,754        331,528
    Imagewear                                          288,537       304,927        310,882
    Sportswear                                         135,394       205,450              -
    Other                                               76,979       111,705        124,391
                                                   -----------   -----------    -----------
         Total coalition assets                      2,336,284     2,175,219      1,967,238

Cash and equivalents                                   485,507       514,785        496,367
Intangible assets and goodwill                       1,671,114     1,019,606        473,355
Deferred income taxes                                  111,814       208,391        258,589
Corporate assets                                       399,559       327,551        307,602
                                                   -----------   -----------    -----------
Consolidated assets                                $ 5,004,278   $ 4,245,552    $ 3,503,151
                                                   ===========   ===========    ===========

In thousands                                   2004            2003            2002
                                             --------        --------        --------
Capital expenditures:
        Jeanswear                            $ 37,587        $ 41,495        $ 33,819
        Outdoor Apparel and Equipment           8,237           6,889           5,318
        Intimate Apparel                        7,269           7,660           7,189
        Imagewear                               3,441           1,578           1,951
        Sportswear                              8,871           2,845               -
        Other                                   6,567           3,512           3,903
        Corporate                               9,438          22,640          12,323
                                             --------        --------        --------

        Total                                $ 81,410        $ 86,619        $ 64,503
                                             ========        ========        ========

Depreciation expense:
        Jeanswear                            $ 52,317        $ 53,830        $ 54,068
        Outdoor Apparel and Equipment           8,617           3,860           9,545
        Intimate Apparel                       10,207           9,860          11,358
        Imagewear                               8,869          13,724          12,275
        Sportswear                              8,369           2,976               -
        Other                                  10,108           9,538           9,554
        Corporate                              12,381          10,855          10,598
                                             --------        --------        --------

        Total                                $110,868        $104,643        $107,398
                                             ========        ========        ========

Information by geographic area is presented below, with sales based on the location of the customer:

In thousands                                      2004              2003              2002
                                               ----------        ----------        ----------
Net sales:
        United States                          $4,678,593        $4,090,749        $4,078,385
        Foreign, primarily Europe               1,375,943         1,116,710         1,005,138
                                               ----------        ----------        ----------

        Total                                  $6,054,536        $5,207,459        $5,083,523
                                               ==========        ==========        ==========

Property, plant and equipment:
        United States                          $  354,274        $  381,619        $  346,637
        Mexico                                     94,489           109,681           125,525
        Other foreign, primarily Europe           123,491           100,380            94,384
                                               ----------        ----------        ----------

        Total                                  $  572,254        $  591,680        $  566,546
                                               ==========        ==========        ==========

Worldwide sales by product category are as follows:

In thousands                    2004         2003         2002
                            -----------  -----------  -----------
Jeans and related apparel   $ 2,661,946  $ 2,666,815  $ 2,788,486
Outdoor products              1,003,851      580,663      508,020
Intimate apparel                903,552      830,225      839,786
Sportswear                      604,879      248,967            -
Occupational apparel            471,176      450,511      492,798
Other apparel                   409,132      430,278      454,433
                            -----------  -----------  -----------
Total                       $ 6,054,536  $ 5,207,459  $ 5,083,523
                            ===========  ===========  ===========

Sales to Wal-Mart Stores, Inc., substantially all in the Jeanswear and Intimate Apparel coalitions, comprised 15.0% of consolidated sales in 2004, 16.5% in 2003 and 16.2% in 2002. Trade receivables from this customer totaled $93.2 million at the end of 2004 and $75.4 million at the end of 2003.

NOTE S - COMMITMENTS

VF enters into noncancelable operating leases for retail stores and other facilities and for equipment. Leases for real estate typically have initial terms ranging from 5 to 15 years, some with renewal options. Leases for equipment typically have initial terms ranging from 2 to 5 years. Most leases have fixed rentals; expense for leases having lease incentives or escalating rentals are recorded on a straight-line basis over the minimum lease terms. Certain of the leases contain requirements for additional rental payments based on sales volume or for payments of real estate taxes and other occupancy costs. Rent expense included in the Consolidated Statements of Income was as follows:

In thousands               2004      2003      2002
                         --------  --------  --------
Minimum rent expense     $ 95,103  $ 74,367  $ 62,408
Contingent rent             3,669     1,953       381
                         --------  --------  --------
Rent expense             $ 98,772  $ 76,320  $ 62,789
                         ========  ========  ========

Future minimum lease payments are $97.7 million, $83.7 million, $65.8 million, $52.8 million and $38.6 million for the years 2005 through 2009, respectively, and $76.6 million thereafter.

VF enters into licensing agreements that provide VF rights to market products under trademarks owned by other parties. Royalties under these agreements are recognized in Cost of Goods Sold in the Consolidated Statements of Income. Certain of these agreements contain provisions for the payment of minimum royalties. Future minimum royalty payments, including any required minimum advertising payments, are $14.3 million, $16.6 million, $16.2 million, $13.8 million and $4.7 million for the years 2005 through 2009, respectively.

VF in the ordinary course of business enters into purchase commitments for raw materials, sewing labor and finished products inventories. These agreements, typically ranging from 2 to 6 months in duration, require total payments of $667.2 million in 2005. In addition, VF has committed to purchase $15.0 million of finished product in each of the next 10 years in connection with the sale of a business (Note C).

VF has also entered into commitments for capital spending, advertising and service and maintenance agreements for its management information systems. Future payments under these agreements are $90.0 million, $8.0 million, $3.2 million, $1.4 million and $0.1 million for the years 2005 through 2009, respectively.

The trustee of the Employee Stock Ownership Plan may require VF to redeem Series B Redeemable Preferred Stock held in participant accounts and to pay each participant the value of their account, upon retirement or withdrawal from the ESOP. The amounts of these redemptions vary based on the conversion value of the Preferred Stock. Since 2002, no redemption payments have been required as the ESOP trustee has converted shares of Series B Redeemable Preferred Stock for withdrawing participants into shares of Common Stock.

VF has entered into $80.5 million of surety bonds and standby letters of credit representing contingent guarantees of performance under self-insurance and other programs. These commitments would only be drawn upon if VF were to fail to meet its claims obligations.

NOTE T - EARNINGS PER SHARE

In thousands, except per share amounts                2004          2003         2002
                                                   ---------     ---------    ---------
Basic earnings per share:
       Income from continuing operations           $ 474,702     $ 397,933    $ 364,428
       Less Preferred Stock dividends
            and redemption premium                     1,832         2,238        8,523
                                                   ---------     ---------    ---------

       Income available for Common Stock           $ 472,870     $ 395,695    $ 355,905
                                                   =========     =========    =========

       Weighted average Common Stock outstanding     109,872       107,713      109,167
                                                   =========     =========    =========

       Basic earnings per share
            from continuing operations             $    4.30     $    3.67    $    3.26
                                                   =========     =========    =========

In thousands, except per share amounts                 2004         2003         2002
                                                     --------     --------     --------
Diluted earnings per share:
       Income from continuing operations             $474,702     $397,933     $364,428
       Increased ESOP expense if Preferred Stock
            were converted to Common Stock                  -            -          652
                                                     --------     --------     --------
       Income available for Common Stock and
            dilutive securities                      $474,702     $397,933     $363,776
                                                     ========     ========     ========

       Weighted average Common Stock outstanding      109,872      107,713      109,167
       Effect of dilutive securities:
            Preferred Stock                             1,406        1,674        2,103
            Stock options and other                     1,452          936        1,066
                                                     --------     --------     --------

       Weighted average Common Stock
            and dilutive securities outstanding       112,730      110,323      112,336
                                                     ========     ========     ========

       Diluted earnings per share
            from continuing operations               $   4.21     $   3.61     $   3.24
                                                     ========     ========     ========

Outstanding options to purchase 5.0 million shares of Common Stock were excluded from the computation of diluted earnings per share in 2003 and 5.6 million shares in 2002 because the option exercise prices were greater than the average market price of the Common Stock. Earnings per share for Discontinued Operations, for the Cumulative Effect of a Change in Accounting Policy and for Net Income (Loss) in 2002 are computed using the same weighted average shares described above.

NOTE U - FINANCIAL INSTRUMENTS

The carrying amount and fair value of financial instrument assets (liabilities) are as follows:

                                                      2004                            2003
                                         ------------------------------      -------------------------
                                           CARRYING            FAIR           CARRYING        FAIR
In thousands                                AMOUNT             VALUE           AMOUNT         VALUE
                                         ------------      ------------      ----------   ------------
Long-term debt                           $   (957,871)     $ (1,027,331)     $ (957,527)  $ (1,038,544)
Series B Redeemable Preferred Stock           (26,053)          (74,769)        (29,987)       (66,169)

The fair value of VF's long-term debt was estimated based on quoted market prices or values of comparable borrowings. The fair value of the Series B Redeemable Preferred Stock was based on a valuation by an independent financial consulting firm. The carrying amounts of cash and equivalents, accounts receivable, marketable securities and life insurance contracts, short-term borrowings and foreign currency exchange contracts approximates their fair value.

VF monitors net foreign currency exposures and may in the ordinary course of business enter into foreign currency forward exchange contracts with major financial institutions. These contracts hedge against the effects of exchange rate fluctuations on anticipated cash flows relating to a portion of VF's significant foreign currency cash flows for inventory purchases and production costs, product sales and intercompany royalty payments anticipated for the following 12 months. Other contracts hedge against the effects of exchange rate fluctuations on specific foreign currency transactions, primarily intercompany financing arrangements. Use of hedging contracts allows VF to reduce its overall exposure to exchange rate movements since gains and losses on these contracts will offset losses and gains on the transactions being hedged.

The following summarizes, by major currency, the net U.S. dollar equivalent amount of VF's foreign currency forward exchange contracts:

                                2004                                2003
                 --------------------------------   ---------------------------------------
                   NOTIONAL           FAIR            NOTIONAL                   FAIR
                    VALUE -          VALUE -           VALUE -                  VALUE -
In thousands     BOUGHT (SOLD)  ASSET (LIABILITY)   BOUGHT (SOLD)         ASSET (LIABILITY)
                 -------------  -----------------   ---------------       -----------------
European euro    $    (210,914) $          (9,877)  $       (73,439)      $          (8,189)
Mexican peso            76,925              2,788            69,762                     208
Canadian dollar        (39,463)            (2,842)          (25,980)                 (1,302)
Other                    8,465                  -           (11,928)                      -
                                -----------------                         -----------------
                                $          (9,931)                        $          (9,283)
                                =================                         =================

VF recognized net pretax losses of $8.8 million during 2004, $15.8 million during 2003 and $0.3 million during 2002, primarily in Cost of Goods Sold in the Consolidated Statements of Income, for foreign currency hedging contracts that had matured. At the end of 2004, net pretax losses of $11.7 million were deferred in Accumulated Other Comprehensive Income. These net deferred losses are expected to be reclassified into earnings during 2005 at the time the underlying hedged transactions are realized. Hedge ineffectiveness was not significant in any period.

VF may also enter into derivative financial instrument contracts to hedge interest rate risks. VF entered into a contract to hedge the interest rate risk for a notional amount of $150.0 million shortly before the issuance of $300.0 million of long-term debt in 2003 (Note L). This contract was settled concurrent with the issuance of the debt, with the gain of $3.5 million deferred in Accumulated Other Comprehensive Income.

In addition, as a result of the interest rate hedging contract mentioned above, VF recognized a pretax gain of $0.1 million during 2004 and during 2003 as a reduction of Interest Expense. At the end of 2004, a pretax gain of $3.3 million was deferred in Accumulated Other Comprehensive Income, which will be reclassified into earnings over the 30 year term of the notes issued in 2003.

NOTE V - SUPPLEMENTAL CASH FLOW INFORMATION

In thousands                                  2004       2003        2002
                                            ---------  ---------  ---------
Income taxes paid                           $ 186,223  $ 128,770  $ 132,645
Interest paid                                  73,171     56,148     72,182
Noncash transactions:
       Notes received for sale of assets       13,664          -          -
       Notes issued in acquisition                  -     58,300          -
       Debt assumed in acquisitions            28,842     18,758          -
       Conversion of Redeemable Preferred
          Stock to Common Stock                 3,934      6,914      3,514
       Issuance of Common Stock for
          compensation plans                      647      1,004        973

NOTE W - SUBSEQUENT EVENTS

A subsidiary of VF acquired substantially all of the net assets of Holoubek, Inc., a business having rights to manufacture and market apparel products under license from Harley-Davidson Motor Company, Inc. The purchase price was $26.4 million, with an additional maximum of $2.5 million in contingent consideration. VF also sold a 20% interest in its John Varvatos(R) luxury sportswear business to Mr. Varvatos, reducing VF's ownership to 80%.

Quarterly Results of Operations (Unaudited)
In thousands, except per share amounts

                                       FIRST          SECOND           THIRD         FOURTH            FULL
                                      QUARTER         QUARTER         QUARTER        QUARTER           YEAR
                                    -----------     -----------     -----------    -----------      -----------
 2004
 Net sales                          $ 1,432,669     $ 1,269,537     $ 1,792,569    $ 1,559,761      $ 6,054,536
 Gross profit                           554,276         499,829         719,828        636,348        2,410,281
 Net income                             103,874          90,088         155,437        125,303          474,702

 Earnings per share:
      Basic                         $      0.95     $      0.82     $      1.41    $      1.13      $      4.30
      Diluted                              0.93            0.80            1.38           1.10             4.21
 Dividends per common share         $      0.26     $      0.26     $      0.26    $      0.27      $      1.05
                                    -----------     -----------     -----------    -----------      -----------
 2003
 Net sales                          $ 1,250,055     $ 1,134,742     $ 1,435,403    $ 1,387,259      $ 5,207,459
 Gross profit                           468,763         420,731         537,078        518,512        1,945,084
 Net income                              92,066          74,945         125,289        105,633          397,933

 Earnings per share:
      Basic                         $      0.84     $      0.69     $      1.16    $      0.97      $      3.67
      Diluted                              0.83            0.68            1.14           0.96             3.61
 Dividends per common share         $      0.25     $      0.25     $      0.25    $      0.26      $      1.01
                                    -----------     -----------     -----------    -----------      -----------
 2002
 Net sales                          $ 1,212,262     $ 1,160,256     $ 1,400,389    $ 1,310,616      $ 5,083,523
 Gross profit                           427,894         435,180         529,272        437,169        1,829,515
 Income from continuing operations       77,047          88,480         128,564         70,337          364,428
 Net income (loss)                     (448,258)         88,866         128,249         76,600         (154,543)

Earnings per share
     from continuing operations:
     Basic                          $      0.67     $      0.79     $      1.16    $      0.64      $      3.26
     Diluted                               0.67            0.79            1.15           0.63             3.24

Dividends per common share          $      0.24     $      0.24     $      0.24    $      0.25      $      0.97
                                    -----------     -----------     -----------    -----------      -----------

VF Corporation Financial Summary

Dollars in thousands, except per share amounts            2004           2003             2002            2001             2000
                                                     --------------  --------------  --------------  --------------  --------------
SUMMARY OF OPERATIONS

Net sales                                            $    6,054,536  $    5,207,459  $    5,083,523  $    5,220,417  $    5,403,123
Operating income                                            777,788         644,889         621,924         454,427         505,558
Income from continuing operations                           474,702         397,933         364,428         217,278         265,951
Discontinued operations                                           -               -           8,283         (79,448)          1,165
Cumulative effect of change in accounting policy                  -               -        (527,254)              -          (6,782)
Net income (loss)                                           474,702         397,933        (154,543)        137,830         260,334
-----------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share - basic
   Income from continuing operations                 $         4.30  $         3.67  $         3.26  $         1.90  $         2.29
   Discontinued operations                                        -               -            0.08           (0.71)           0.01
   Cumulative effect of change in accounting policy               -               -           (4.83)              -           (0.06)
   Net income (loss)                                           4.30            3.67           (1.49)           1.19            2.25
Earnings (loss) per common share - diluted
   Income from continuing operations                 $         4.21  $         3.61  $         3.24  $         1.89  $         2.26
   Discontinued operations                                        -               -            0.07           (0.69)           0.01
   Cumulative effect of change in accounting policy               -               -           (4.69)              -           (0.06)
   Net income (loss)                                           4.21            3.61           (1.38)           1.19            2.21
Dividends per share                                            1.05            1.01             .97             .93             .89
Average number of common shares outstanding                 109,872         107,713         109,167         111,294         114,075
-----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION

Working capital                                      $    1,006,354  $    1,419,281  $    1,199,696  $    1,217,587  $    1,103,896
Current ratio                                                   1.7             2.8             2.4             2.5             2.1
Total assets                                         $    5,004,278  $    4,245,552  $    3,503,151  $    4,103,016  $    4,358,156
Long-term debt                                              556,639         956,383         602,287         904,035         905,036
Redeemable preferred stock                                   26,053          29,987          36,902          45,631          48,483
Common stockholders' equity                               2,513,241       1,951,307       1,657,848       2,112,796       2,191,813
Debt to capital ratio (1)                                      28.5%           33.7%           28.6%           31.7%           34.7%
-----------------------------------------------------------------------------------------------------------------------------------
OTHER STATISTICS (3)

Operating margin                                               12.8%           12.4%           12.2%            8.7%            9.4%
Return on capital (1) (2)                                      15.8%           16.6%           16.9%            8.0%            9.6%
Return on average common stockholders' equity                  21.2%           22.3%           22.1%            9.8%           12.1%
Return on average total assets                                 10.1%           10.5%           10.4%            5.0%            6.1%
Cash provided by operations                          $      730,256  $      543,704  $      645,584  $      600,556  $      434,381
Purchase of Common Stock                                          -          61,400         124,623         146,592         105,723
Dividends                                                   117,731         111,258         108,773         106,864         104,920
-----------------------------------------------------------------------------------------------------------------------------------
MARKET DATA (3)

Market price range                                   $55.61 - 42.06  $44.08 - 32.62  $45.64 - 31.50  $42.70 - 28.15  $36.90 - 20.94
Book value per common share                                   22.56           18.04           15.28           19.21           19.52
Price earnings ratio - high-low (4)                     13.2 - 10.0      12.2 - 9.0      14.1 - 9.7     22.6 - 14.9      16.3 - 9.3
Rate of payout (5)                                             24.9%           28.0%           29.9%           49.2%           39.4%
-----------------------------------------------------------------------------------------------------------------------------------

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

SHAREHOLDERS OF RECORD
As of February 11, 2005, there were 5,539 shareholders of record.

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

QUARTERLY COMMON STOCK PRICE INFORMATION
The high and low sales prices on a calendar quarter basis for the periods indicated were as follows:

                        2004               2003                2002
                   High     Low      High       Low      High       Low
First Quarter    $ 47.04  $ 42.06   $ 39.35   $ 32.62   $ 44.98   $ 39.00
Second Quarter     50.45    43.50     40.17     33.51     45.64     38.20
Third Quarter      51.02    45.87     41.59     33.43     43.07     33.88
Fourth Quarter     55.61    47.15     44.08     38.81     39.35     31.50