Form 10-K, Exhibit 13
period 2005-12-31
V F CORP
filed 2006-03-10
CIK 103379

Management’s Discussion and Analysis
of Results of Operations and Financial Condition
Overview
VF Corporation (and its subsidiaries, collectively known as “VF”) is a leading marketer of branded lifestyle apparel in the United States and in many international markets. Lifestyle brands, representative of the activities that consumers aspire to, will generally extend across multiple product categories and therefore have greater opportunities for growth. Management’s vision is to grow VF by building leading lifestyle brands that excite consumers around the world. VF owns a diversified portfolio of brands with strong market positions in several consumer product categories. And, we market occupational apparel to distributors and major employers. We are organized around our principal product categories and major brands within those categories. These groupings of businesses, referred to as “coalitions,” are summarized as follows:

Product Category	Principal VF-owned Brands

Jeanswear	Wrangler ®, Wrangler Hero ® , Lee®, Riders ® , Rustler ® , Timber Creek by Wrangler ®

Outdoor products	The North Face ®, Vans ®, JanSport ®, Eastpak ® , Kipling ® , Napapijri ®, Reef ®

Intimate apparel	Vanity Fair ®, Lily of France ®, Vassarette ®, Bestform ®, Curvation®

Sportswear	Nautica ®, John Varvatos ®

Imagewear	Lee Sport ®, Red Kap ®, Bulwark ®
VF has a broad customer base, with products distributed through leading specialty, department, mid-tier, chain and discount stores around the world. Approximately 25% of our 2005 revenues were in international markets, and our ten largest customers, all based in the U.S., represented 34% of total 2005 revenues.

Long-term Financial Targets
We have established several long-term financial targets that guide us in our strategic decisions. We expect attainment of these targets to drive increases in total shareholder return. These targets are summarized below:
•	Revenue growth of 6% to 8% per year — On a longer term basis, we target revenue growth of 6% to 8% per year, with half coming from organic growth and half from acquisitions. We have met this objective with growth in revenues of 6% in 2005 and 17% in 2004. We have many programs in place to continue to drive organic growth, despite the overall apparel industry being relatively flat in terms of units and pricing. And we will continue to aggressively search for opportunities to acquire branded lifestyle apparel businesses that meet our strategic and financial goals.

•	Operating income of 14% of revenues — Our gross margins and operating margins have improved in recent years as we have focused on reducing our cost structure and acquired businesses that earn higher margins. Our operating margin was 12.7% in each of the last two years, with margins in 2005 being reduced by 0.4% as a result of the change in accounting policy discussed below. In recent years, we have taken a number of actions to lower our product cost by moving our production to lower cost locations around the world. Many of our businesses currently exceed the 14% benchmark, and nearly all of our businesses have double digit margins. We constantly pursue cost reduction opportunities in product, distribution and administrative areas. We will continue to evaluate our existing businesses, as demonstrated by our decisions to exit the children’s playwear business (“VF Playwear”) in 2004 and the Earl Jean business in early 2006, as they no longer met our strategic and financial objectives.

•	Return on invested capital of 17% — We believe that a high return on capital is closely correlated with enhancing shareholder value. We calculate return on invested capital as follows:
Income before net interest expense, after income taxes
Average common stockholders’ equity, plus average short and long-term debt
VF earned a 15.2% return on invested capital in 2005 and a 15.8% return in 2004. The return in 2005 was reduced by 0.6% due to the change in accounting policy discussed below. Furthermore, it often takes a period of years to achieve the targeted 17% rate of return for acquired business, but we will nevertheless continue to pursue this ambitious target.

•	Debt to capital of less than 40% — To maintain a conservative financial position, we have established a goal of keeping our debt to less than 40% of our total capitalization, with capitalization defined as our combined short and long-term debt plus common stockholders’ equity. We would, however, be willing to exceed this target ratio, on a short-term basis, to support appropriate investment opportunities. Despite significant acquisition spending, dividend payments to stockholders and share repurchases over the last three years, this ratio was only 22.6% at the end of 2005. All of these factors, plus net debt repayments over the three years and almost $300 million in cash at the end of 2005, demonstrate VF’s ability to generate strong cash flow from operations.

•	Dividend payout ratio of 30% — Our target is to return 30% of our earnings to our stockholders through a consistent dividend policy, and we have maintained this payout ratio on a long-term basis. Our payout rate was 24.8% of Net Income in 2005. VF has increased dividends paid per share each year for the past 33 years. In the fourth quarter of 2005, we increased the quarterly dividend, resulting in an indicated annual payout of $1.16 per share for 2006. Management and the Board of Directors will continue to evaluate our dividend policy.
Strategic Objectives
We have developed a growth plan that we believe will enable VF to achieve its long-term revenue and earnings targets. Our growth strategy consists of six drivers:
1.	Build more growing lifestyle brands. Focus on building more growing, global lifestyle brands with an emphasis on younger consumers and on female consumers.

2.	Expand our share with winning customers. Adapt our organizational structure to a more customer-specific focus to expand market share and leverage new business opportunities with successful retailers.

3.	Stretch our brands and customers to new geographies. Grow our international presence, particularly in rapidly expanding economies such as those in the Far East.

4.	Expand our direct-to-consumer business. Increase the portion of revenues obtained from VF-operated retail stores or other direct-to-consumer venues.

5.	Fuel the growth. Leverage our supply chain and information technology capabilities across VF to drive costs and inventory levels lower, increase productivity and integrate acquisitions efficiently so that we can use these savings to invest in our brands.

6.	Build new growth enablers. Support our growth plans by identifying and developing high potential employees and by recruiting qualified leaders with new skill sets.
Highlights of 2005
There were several notable actions and achievements in 2005:
•	Revenues, income and earnings per share were each at record levels.

•	VF completed two acquisitions – Reef Holdings Corporation (Reef), a business that designs and markets Reef® brand surf-inspired footwear and related products, and Holoubek, a business having rights to manufacture and market T-shirts and fleece under the licensed Harley-Davidson® brand. These are together referred to as the “2005 Acquisitions.”

•	Net revenues increased 6% to $6,502.4 million. In addition to revenues of the 2005 Acquisitions, contributing to this increase were a full year of revenues of Vans, Kipling and Napapijri, collectively referred to as the “2004 Acquisitions” (compared with approximately six months’ revenues in the prior year following their respective dates of acquisition) and organic revenue growth primarily in our outdoor businesses. (The 2005 Acquisitions along with the 2004 Acquisitions are collectively referred to as the “2005 and 2004 Acquisitions.”)

•	We elected to early adopt Financial Accounting Standards Board (“FASB”) Statement No. 123(R), Share-Based Payment (“Statement 123(R)”). The new rules require that, among other things, we recognize the cost of stock options in VF’s basic financial statements and modify the accounting for certain other equity compensation instruments. We made the decision to adopt these new rules for 2005 instead of waiting until the first quarter of 2006 so that, going forward, our 2006 and 2005 operating results would be comparable, with both years including stock option expense. Under the new rules, we recorded an incremental $26.7 million of noncash expense for stock options and other equity compensation changes, which reduced 2005 earnings per share by $0.15. (All per share amounts are presented on a diluted basis.) In addition, we recorded a one-time after-tax charge of $11.8 million, or $0.10 per share, for the cumulative effect of adopting the new accounting policy as of the beginning of the year. The cumulative effect relates to previous years’ expense for all unvested stock options as of the beginning of 2005. See the section below titled “Stock-based Compensation” for additional discussion of this important change in accounting policy.

•	Income before the cumulative effect of the change in accounting policy, which included the $0.15 impact of the new accounting rules on stock-based compensation mentioned immediately above, increased 9% to $518.5 million, and earnings per share increased 8% to $4.54. This increase resulted primarily from improved operating performance in our outdoor and sportswear businesses, including the full year profit contributions from our 2004 Acquisitions.

•	Net income (including all adjustments resulting from the new accounting policy) increased 7% to a record $506.7 million, or $4.44 per share.
Analysis of Results of Operations
Stock-based Compensation
We believe that awards of stock-based compensation help align the interests of management with those of our stockholders. Our stock-based compensation programs have a multiyear perspective as stock options for most management individuals vest ratably over a three year period and performance-based restricted stock units (“RSUs”) are earned over a three year period.
We have issued both stock options and performance-based RSUs during each of the three years presented. The total amount of stock-based compensation expense (as presented in the table below) increased in 2005 primarily due to recognition of compensation expense related to stock options, pursuant to the newly adopted Statement 123(R). In addition to stock option expense for the first time in 2005, total stock-based compensation expense has increased over the last three years due to (i) a shift in 2004 toward more performance-based RSUs for many of our management individuals and a reduced number of stock options granted, (ii) the larger number of management individuals, including management of recently acquired businesses, who receive such awards, (iii) the higher grant date fair value of our RSUs as the price of VF Common Stock has increased and (iv) the level of VF’s performance relative to targets previously established by the Compensation Committee of the Board of Directors.
Our total pretax stock-based compensation expense, by type of expense, (before the cumulative effect of the change in accounting policy in 2005) and the impact on earnings per share are summarized as follows:

In millions, except per share amounts	2005	2004	2003
Stock options	$27.4	$—	$—
Performance-based RSUs	15.9	10.7	1.3
Other	0.5	0.3	0.3

Stock-based compensation expense	$43.8	$11.0	$1.6

Effect on earnings per share	$(0.24)	$(0.06)	$(0.01)

Of the total $0.18 per share increase in expense from 2004, $0.15 per share related to the cost of stock options and other equity compensation changes arising from our adoption of Statement 123(R) in 2005.
The effects on the 2005 Consolidated Statement of Income of the change in accounting policy requiring the expensing of stock options, along with comparison to 2004, are summarized below:

	2005			2004
		Effects of	As Reported -
	Prior	Adoption of	After Adoption of	As
In millions, except per share amounts	Accounting Policy	Statement 123(R)	Statement 123(R)	Reported
Operating income	$854.9	$(26.7)	$828.2	$777.8

Income before income taxes and cumulative effect of a change in accounting policy	$797.5	$(26.7)	$770.8	$712.1
Income taxes	262.1	(9.8)	252.3	237.4

Income before cumulative effect of a change in accounting policy	535.4	(16.9)	518.5	474.7
Cumulative effect of a change in accounting policy	—	(11.8)	(11.8)	—

Net income	$535.4	$(28.7)	$506.7	$474.7

Earnings per common share — diluted:
Income before cumulative effect of a change in accounting policy	$4.69	$(0.15)	$4.54	$4.21
Cumulative effect of a change in accounting policy	—	(0.10)	(0.10)	—
Net income	$4.69	$(0.25)	$4.44	$4.21
See Note A to the Consolidated Financial Statements for more information about the change in accounting policy and Note P for information about our various forms of stock-based compensation. Where significant, the effect of adoption of the new rules on individual lines of our 2005 Consolidated Statement of Income and on our operating results by business segment is provided in the respective sections below.

Acquisitions
VF acquired Reef and Holoubek in 2005 for a total cost of $214.0 million. The Reef ® brand is a lifestyle brand that we believe has global growth potential, and the Holoubek business increased our existing volume of apparel marketed under the licensed Harley-Davidson ® brand. These acquisitions added $100 million to revenues and were neutral to earnings per share in 2005. These businesses are expected to contribute at least $40 million in additional revenues and to be accretive to earnings per share in 2006.
See Note B to the Consolidated Financial Statements for more information on our acquisitions over the last three years.
Consolidated Statements of Income
The following table presents a summary of the changes in our Total Revenues in the last two years:

	2005	2004
	Compared with	Compared with
In millions	2004	2003
Total revenues — prior year	$6,125	$5,245
Organic growth	85	240
Acquisitions in prior year (to anniversary dates)	279	390
Acquisitions in current year	100	307
Disposition of VF Playwear	(87)	(57)

Total revenues — current year	$6,502	$6,125

Total Revenues consist of Net Sales of products and Royalty Income from licensees. Revenues in ongoing businesses increased in 2005 primarily in our outdoor businesses due to unit volume increases. Revenues increased in most businesses in 2004 due to unit volume increases, and the favorable effects of foreign currency translation. Royalty Income increased significantly in 2005 and 2004 from 2003 due to higher levels of licensing activity related to Nautica, acquired in August 2003. Additional details on revenues are provided in the section titled “Information by Business Segment.”
The 2005 Acquisitions added $100 million and the 2004 Acquisitions (prior to the 2005 anniversary dates of the individual acquisitions) added $279 million to 2005 revenues.

In translating foreign currencies into the U.S. dollar, the weaker U.S. dollar in relation to the functional currencies where VF conducts the majority of its business (primarily the European euro countries) improved revenue comparisons by $34 million in 2005 relative to 2004. For 2004, revenue comparisons benefited by $96 million relative to 2003. The weighted average translation rate for the euro was $1.25 per euro during 2005, compared with $1.23 during 2004 and $1.12 during 2003. With the strengthening of the U.S. dollar in recent months, reported revenues in 2006 may be negatively impacted compared with 2005.
The following table presents the percentage relationship to Total Revenues for components of our Consolidated Statements of Income:

	2005	2004	2003
Gross margin (total revenues less cost of goods sold)	41.8%	40.5%	37.8%

Marketing, administrative and general expenses	29.1	27.8	25.5

Operating income	12.7%	12.7%	12.3%

Gross margins increased to 41.8% of revenues in 2005, compared with 40.5% in 2004 and 37.8% in 2003. Approximately 1.0% of the 2005 increase and 1.4% of the 2004 increase resulted from changes in the mix of our businesses. We have experienced revenue growth in our higher margin outdoor businesses, along with the higher margins of our 2004 Acquisitions and the Nautica Acquisition in 2003. The remaining gross margin improvement is due to the benefits of cost reduction actions and operating efficiencies.
A portion of the improvement in gross margins in the last three years has resulted from a shift in our sourcing strategy, principally for products sold in the United States. Over the last five years, we have closed a significant number of manufacturing facilities in the United States and shifted production to lower cost sources. As a result of our shift in sourcing strategy and the fact that all of our recently acquired businesses source their products primarily from independent foreign contractors, the amount of sales in the United States derived from products manufactured in lower cost locations outside the United States has increased each year over the last three years. During 2005, only 1% of our Net Sales in the United States were obtained from products manufactured in VF-owned plants in the United States. In contrast, at the end of 2000, approximately one-third of our products sold in the United States were manufactured in our United States plants. Today, of Net Sales to customers in the United States, 31% related to products manufactured in VF-owned facilities in Mexico and the Caribbean Basin and 68%

related to products obtained from contractors, primarily in Asia. We believe this combination of VF-owned and contracted production from different geographic regions provides a competitive advantage in our product sourcing.
Marketing, Administrative and General Expenses increased as a percent of revenues to 29.1% in 2005, compared with 27.8% in 2004 and 25.5% in 2003. Approximately 0.4% of the increase in 2005 was due to stock option expense under the new accounting policy as described above. Approximately 0.7% of the 2005 increase and 1.2% of the 2004 increase resulting from changes in the mix of our businesses. This was due to the 2004 Acquisitions, the Nautica Acquisition and revenue growth in our Outdoor businesses, which have a higher expense percentage than other VF businesses. The majority of the remaining increase in 2004 over 2003 was attributable to increased spending on growth and cost reduction initiatives and increased incentive compensation and advertising as a percent of revenues. Also included in 2004 expense was $9.5 million of net charges (0.1% of revenues) related to the disposition of VF Playwear.
We include costs of cooperative advertising, licensing, retail stores and shipping and handling in Marketing, Administrative and General Expenses, as stated in our significant accounting policies in Note A to the Consolidated Financial Statements. Some other companies classify cooperative advertising costs or licensing costs as a reduction of Net Sales or Royalty Income, respectively, while some classify retail store and shipping and handling costs in Cost of Goods Sold. Accordingly, our gross margins and operating expenses may not be directly comparable with other companies.
Interest Expense (including amortization of debt discount, debt issuance costs and the gain on an interest rate hedging contract) decreased by $5.4 million in 2005 and increased by $14.7 million in 2004. The decrease in 2005 was due to lower average interest rates and lower average debt outstanding, and the increase in 2004 was primarily due to higher average borrowings. Average interest-bearing debt outstanding totaled approximately $1,030 million for 2005, $1,050 million for 2004 and $810 million for 2003. The weighted average interest rate was 6.7% for 2005, 7.0% for 2004 and 7.3% for 2003. Interest Income in 2003 included $5.7 million related to the settlement of federal income tax issues.
The effective income tax rate was 32.7% in 2005, compared with 33.3% in 2004 and 33.5% in 2003. The effective income tax rate declined in 2005 relative to 2004 due to increased income in international jurisdictions that was taxed at lower rates and favorable settlements of prior years’ foreign and state income tax returns, partially offset by additional taxes resulting from the repatriation of earnings from foreign subsidiaries under the American Jobs Creation Act of 2004. The tax rate declined in 2004 relative to 2003 due to increased income in international jurisdictions that was taxed at lower rates.
Income in 2005 was significantly impacted by a change in accounting policy, as explained above in the section titled “Stock-based Compensation.” Income for 2005 before the effects of the adoption of statement 123(R) was $535.4 million, or $4.69 per share, an increase of 11% over 2004 earnings per share. Including the effects of these new accounting rules, income before the cumulative effect of the change in accounting policy was $518.5 million ($4.54 per share) in 2005. This compares with income of $474.7 million ($4.21 per share) in 2004 and $397.9 million ($3.61 per share) in 2003. Income in 2005 (before the cumulative effect) increased 9% and earnings per share increased 8%, while in 2004 income increased 19% and earnings per share increased 17%, with exercises of stock options resulting in an increase in shares outstanding in both years. VF reported net income in 2005 of $506.7 million ($4.44 per share), after deducting the cumulative effect of the change in accounting policy of $11.8 million ($0.10 per share). In translating foreign currencies into the U.S. dollar, the weaker U.S. dollar had a $0.05 favorable impact on earnings per share in 2005 compared with 2004 and a $0.09 favorable impact in 2004 compared with the prior year. The 2005 Acquisitions were neutral to earnings per share, but the 2004 Acquisitions (prior to the 2005 anniversary dates of the individual acquisitions) had a $0.16 favorable impact on 2005 operating results. The 2004 Acquisitions had a $0.14 favorable impact on 2004 operating results compared with 2003.
Information by Business Segment
VF’s businesses are organized into five product categories, and by brands within those product categories, for management and internal financial reporting purposes. These groupings of businesses are referred to as “coalitions.” Both management and VF’s Board of Directors evaluate operating performance at the coalition level. These coalitions represent VF’s reportable segments.
For business segment reporting purposes, Coalition Revenues and Coalition Profit represent net sales, royalty income and operating expenses under the direct control of an individual coalition, amortization of acquisition-related intangible assets and its share of centralized corporate expenses directly related to the coalition. Corporate expenses not apportioned to the coalitions and net interest expense are excluded from Coalition Profit. Importantly, this basis of performance evaluation is consistent with that used for management incentive compensation.

See Note R to the Consolidated Financial Statements for a summary of our results of operations and other information by coalition, along with a reconciliation of Coalition Profit to Income before Income Taxes and Cumulative Effect of a Change in Accounting Policy. Coalition results are not necessarily indicative of the operating results that would have been reported had each business coalition been an independent, stand-alone entity during the periods presented. Further, VF’s presentation of Coalition Profit may not be comparable with similar measures used by other companies.
During 2005, responsibility for the Earl Jean® brand was transferred from the Sportswear coalition to the Jeanswear coalition. Accordingly, business segment information for prior years has been reclassified to conform with the current year’s presentation. The following table presents a summary of the changes in our Total Revenues by coalition during the last two years:

			Intimate
In millions	Jeanswear	Outdoor	Apparel	Imagewear	Sportswear	Other
Total revenues — 2003	$2,695	$583	$832	$728	$252	$155
Organic growth	(3)	129	69	30	2	13
Acquisitions in prior year	14	—	—	12	364	—
Acquisitions in current year	—	300	6	—	1	—
Disposition of VF Playwear	—	—	—	—	—	(57)

Total revenues — 2004	2,706	1,012	907	770	619	111
Organic growth	(9)	119	(64)	(4)	22	21
Acquisitions in prior year	—	264	5	—	10	—
Acquisitions in current year	—	60	—	40	—	—
Disposition of VF Playwear	—	—	—	—	—	(87)

Total revenues — 2005	$2,697	$1,455	$848	$806	$651	$45

     Jeanswear:
The Jeanswear coalition consists of our global jeanswear businesses, led by the Wrangler® and Lee® brands. Overall jeanswear revenues were flat during the last three years. In 2005 domestic jeanswear revenues declined 2%, with gains in mass market and western specialty products more than offset by a decline in the Lee® brand business. Approximately one-half of the sales decrease at Lee was due to the significant consolidation taking place in the mid-tier channel of distribution in the U.S. The remainder of the decline was largely due to lack of performance of new products at retail, particularly in the Lee® brand’s traditionally strong women’s market. This latter issue is being addressed by (i) conducting extensive research with mid-tier consumers to help improve our success rate for both male and female products, (ii) increasing in-store and other advertising directly to our key female consumers and (iii) putting new leadership in place to drive future growth. Revenues in international markets – Europe, Canada, Mexico, Latin America and Asia – increased by 5% in 2005, with two-thirds of the increase due to a $25 million benefit from favorable foreign currency translation. In 2004 domestic jeanswear revenues declined by 3% due to a continued reduction in sales to Kmart Holding Corporation, which emerged from bankruptcy protection in 2003, lower sales of off-price product and reduced sales of Lee® branded women’s products. Revenues in international markets increased 7% due to a $57 million benefit from favorable foreign currency translation. Increased revenues in Canada, Latin America and Mexico helped to offset declines in our European businesses.
Jeanswear Coalition Profit increased 2% in 2005, with comparable increases in both domestic and international businesses. In the United States, profits increased in our mass market business, which more than offset declines in our Lee® brand and our Earl Jean® business (which was sold in early 2006). In addition, profits benefited from a $14.7 million reduction in Mexican postemployment benefit accruals, which management had determined were greater than required under local laws. These accruals had accumulated over many years, and the impact was not significant in any prior period. Coalition Profit increased 7% in 2004 due to lower sales of off-price products and improvements in operating efficiencies, particularly in the United States, offset in part by losses incurred at Earl Jean, acquired as part of the Nautica acquisition in 2003.
     Outdoor:
The Outdoor coalition consists of VF’s outdoor-related businesses including The North Face® brand apparel and equipment, JanSport® and Eastpak® daypacks and apparel, Vans® performance and casual footwear and apparel for skateboarders, Kipling® bags and accessories, Napapijri® outdoor-based sportswear and Reef® beach-inspired footwear. Revenues increased in both 2005 and 2004 through organic growth, lead by unit volume increases from strong consumer demand for The North Face products in the United States and internationally. The acquisition of Reef added $60 million to 2005 revenues. The 2004 Acquisitions contributed $300 million to 2004 revenues and $264 million to 2005 revenues (for the periods prior to their respective acquisition anniversary dates). Revenues in both years benefited from the favorable effects of foreign currency translation – $6 million in 2005 and $23 million in 2004 relative to the respective prior year.
Coalition Profit increased 49% in 2005 over 2004 and increased 63% in 2004 over the prior year. Over one-half of the increase in both years was due to the 2004 Acquisitions, led by the strong performance of Vans. Because Reef was acquired in April 2005, late in its seasonally strong sales season, it added little to Coalition Profit in 2005 but is expected to be accretive to earnings per share beginning in 2006. The remainder of the 2005 and 2004 increases was due primarily to volume increases at The North Face.
     Intimate Apparel:
The Intimate Apparel coalition consists of our global women’s intimate apparel businesses, led by the Vanity Fair®, Lily of France®, Vassarette®, Bestform® and Curvation® brands in the United States. Revenues decreased 6% in 2005, following a 9% increase in 2004. The major part of the 2004 increase was unit volume growth in our private label business resulting from a new program sold to a major private label customer, while the 2005 decline was largely due to a decline of that program. Our mass market Vassarette® and Curvation® brands experienced unit growth in both 2005 and 2004, but sales were down in the department store channel in 2005 due to poor product performance at retail and the rationalization of product assortments. International intimate apparel revenues advanced in both 2005 and 2004. Comparisons were helped in both years by the acquisition of a new business in Mexico in 2004, growth in Canada and favorable effects of foreign currency translation of $3 million in 2005 and $16 million in 2004 relative to the respective prior year.
Coalition Profit declined 49% in 2005, following a 36% increase in 2004. In 2005 Coalition Profit declined due to the lower sales volume and the resulting impact of higher costs related to excess manufacturing capacity and low overhead absorption. The year 2005 also included $14.2 million of charges to align manufacturing capacity and expense levels with current volume requirements. The 2004 increase was due to higher volume and improved operating efficiencies, largely due to the private label program mentioned above.
We have installed new management in the U.S. and in Europe, and we have added new talent in design, business development, strategy and marketing to ensure a more consistent pipeline of successful products. These actions should lead to a resumption of growth in 2007.
     Imagewear:
The Imagewear coalition includes VF’s occupational (industrial, career and safety) apparel business, as well as our licensed sports apparel business. Total Coalition Revenues increased 5% in 2005, primarily from the acquisition of Holoubek in early 2005, and 6% in 2004. Occupational apparel revenues increased 3% in 2005, primarily in industrial workwear, and 5% in 2004, primarily due to higher sales of service uniforms to governmental agencies. Sales of industrial workwear were up in 2005 with increased industrial employment in the U.S. but had been declining since 2000 due to (i) workforce reductions in the United States manufacturing sector, which has impacted overall workwear uniform sales, and (ii) the ongoing consolidation of our industrial laundry customers and those customers placing greater reliance on their in-house manufacturing and product sourcing. Revenues of the licensed sports business increased in 2005 with the acquisition of Holoubek and grew 15% in 2004, led by increases in sales of products under license from the National Football League, Major League Baseball and Harley-Davidson Motor Company, Inc.
Coalition Profit increased 8% in 2005 due to lower product costs, improved operating efficiencies and the impact of the Holoubek acquisition. Coalition Profit increased 15% in 2004 due to volume gains across most business units, offset in part by a small loss in the distributor knitwear business.
     Sportswear:
The Sportswear coalition consists of our Nautica ® lifestyle brand and the John Varvatos ® luxury collection. Both Coalition Revenues and Coalition Profit include a full year of operating results for these businesses in 2005 and 2004, compared with only four months in 2003. The coalition also includes the Kipling ® brand business in North America, acquired in late 2004 as part of the June 2004 Kipling acquisition in Europe. Revenues increased during 2005 in most parts of the Nautica business and in our 80%-owned John Varvatos business.
Coalition Profit for the Nautica ® brand increased in 2005 due to improved performance at retail resulting in fewer markdowns and returns, cost reductions and other operating efficiencies. The Kipling business was profitable in both years, while the John Varvatos business incurred losses, as planned, in each year.
The operating plan for the Nautica ® business at the acquisition date was to (i) restore and rebuild the brand’s image, (ii) stabilize its men’s wholesale sportswear business by designing product that was consistent with the brand’s image, (iii) grow the other core businesses, including men’s jeans, retail and licensing, and (iv) exit underperforming businesses. Each of these objectives has been met. Importantly, the product lines were returned to the more classic Nautica ® brand styling in 2004, and we received the benefits in 2005 of higher sell-through to consumers, along with lower markdowns and returns with retailers. To grow the business, during 2005 and continuing through 2006, we are rolling out a line of Nautica ® brand men’s and women’s apparel in Europe. And in Fall 2006, we will launch a Nautica ® branded women’s sportswear line, which will position the brand for additional growth.
     Other:
The Other business segment includes the VF Outlet business unit of company-operated retail outlet stores in the United States that sell a broad selection of primarily excess quantities of first quality VF apparel products. Revenues and profit of VF products are reported as part of the operating results of the respective coalitions, while revenues and profits of non-VF products (primarily childrenswear, hosiery, underwear and accessories to provide a broader selection of merchandise to attract consumer traffic) are reported in this business segment.
The Other business segment also includes the results of VF Playwear. Trademarks and certain operating assets of this business were sold in May 2004, with inventories and other assets liquidated over the remainder of 2004 and in 2005. The segment loss in 2004 included net charges of $9.5 million related to the disposal of this business. See Note C to the Consolidated Financial Statements for a summary of VF Playwear’s revenues and losses for the three years.
     Reconciliation of Coalition Profit to Consolidated Income before Income Taxes:
There are two types of costs necessary to reconcile total Coalition Profit, as discussed in the preceding paragraphs, to Income before Income Taxes and Cumulative Effect of a Change in Accounting Policy. These costs, discussed below, are Interest and Corporate and Other Expenses. See Note R to the Consolidated Financial Statements.
Interest Expense, Net was discussed in the previous “Consolidated Statements of Income” section. Interest is excluded from Coalition Profit because substantially all of our financing costs are managed at the corporate office and are not under the control of coalition management.
Corporate and Other Expenses consists of corporate headquarters’ and similar costs that are not apportioned to the operating coalitions. These expenses are summarized as follows :

In millions	2005	2004	2003
Information systems and shared services	$157.1	$138.7	$127.1
Less costs apportioned to coalitions	(118.0)	(110.0)	(104.1)

	39.1	28.7	23.0
Corporate headquarters’ costs	90.2	69.2	46.7
Trademark maintenance and enforcement	7.8	12.9	10.3
Other	0.5	(2.0)	1.5

Corporate and Other Expenses	$137.6	$108.8	$81.5

•	Information Systems and Shared Services — Included are costs of our U.S.-based management information systems and of our centralized shared services center. Operating costs of information systems and shared services are charged to the coalitions based on utilization of those services, such as minutes of computer processing time, number of transactions or number of users. Costs to develop new computer applications that will be used across VF are not allocated to the coalitions. About two-thirds of the increase in 2005, net of amounts apportioned to the coalitions, related to additional information systems costs for common systems implementation and additional consulting costs, with the balance related to start-up costs for centralization of sourcing, distribution and other efforts to improve efficiency and drive cost reduction. The biggest factor in the cost increase in 2004 was $8.3 million of consulting, severance and asset write-downs related to outsourcing certain of our information technology needs to a major third party service provider.

•	Corporate Headquarters’ Costs — Headquarters’ costs include compensation and benefits of corporate management and staff, certain legal and professional fees, and administrative and general expenses, which are not apportioned to the coalitions. Recognition of stock option expense for corporate management upon adoption of Statement 123(R) resulted in $8.8 million of new costs in 2005. In addition, costs increased due to recruiting, relocation and compensation of additional corporate staff positions to drive growth for VF and due to severance-related costs. Costs increased in 2004 primarily due to a $15.0 million increase in mostly stock-based incentive compensation related to VF’s strong 2004 financial performance relative to its targets, part of which related to but was not apportioned to the coalitions. Also included in 2004 was $5.8 million of consulting and research expenses related to VF’s growth plan and cost saving initiatives.

•	Trademark Maintenance and Enforcement — Legal and other costs of registering, maintaining and enforcing the majority of VF’s trademarks, plus related costs of licensing administration, are controlled by a centralized trademark and licensing staff and are not allocated to the coalitions. Costs were higher in 2004 and 2003 due to foreign currency hedging losses incurred on licensing transactions.
•	Other — This category includes (i) adjustments to convert the earnings of certain business units using the FIFO inventory valuation method for internal reporting to the LIFO method for consolidated financial reporting, (ii) other consolidating adjustments and (iii) miscellaneous costs that result from corporate programs or corporate-managed decisions that are not allocated to the business units for internal management reporting.
Analysis of Financial Condition
Balance Sheets
Accounts Receivable increased in 2005 primarily due to the 2005 Acquisitions. The number of days’ sales outstanding decreased slightly in 2005, primarily in international businesses.
Inventories increased by 11% in 2005. Inventory levels were somewhat higher than expected at the end of 2005. However, at the end of 2004, inventory levels were lower than normal because of higher than forecasted sales near the end of 2004. About one-fourth of the 2005 increase was due to the 2005 Acquisitions. Of the remainder of the increase, including in-transit goods for which title had transferred to VF, the majority was in our growing lifestyle businesses where we expect higher first quarter 2006 sales.
Other Current Assets included an increase in value-added taxes arising primarily from the legal reorganization of European subsidiaries. The additional amounts will be recoverable over the next year.
Property, Plant and Equipment declined in 2005 because the sum of depreciation expense, asset dispositions and foreign currency translation effects during the year exceeded the sum of capital spending and assets acquired as part of the 2005 Acquisitions. Intangible Assets and Goodwill each increased in 2005 due to the 2004 Acquisitions. See Notes B, F, G and H to the Consolidated Financial Statements.
Accounts Payable increased in 2005 due to the increase in inventories near the end of the year.

Accrued Liabilities declined during 2005, in part due to stock-based incentive compensation, $11.3 million at the end of 2004, being recorded in Common Stockholders’ Equity in 2005 under the newly adopted Statement 123(R).
During 2005, we repaid $401.3 million of Long-term Debt that had become due. We also entered into a new international bank credit agreement consisting of (i) a euro-denominated five year revolving credit agreement for a U.S. dollar equivalent amount of $210.2 million, (ii) a euro-denominated two year term loan for a U.S. dollar equivalent of $48.1 million and (iii) a U.S. dollar-denominated two year term loan for $40.0 million. At the end of 2005, there was $220.2 million outstanding under the agreement, of which $100.1 million was classified as Short-term Borrowings because of our intent to repay that amount during 2006 and $120.1 million was classified as Long-term Debt under the revolving credit agreement because of our intent to continue that amount outstanding through 2006. The Current Portion of Long-term Debt is $34.0 million at the end of 2005, represented primarily by a $33.0 million principal installment due in connection with the 2003 acquisition of Nautica.
In VF’s defined benefit pension plans, accumulated benefit obligations exceeded the fair value of plan assets by $232.2 million at our plans’ last valuation date. This deficiency resulted in a minimum pension liability of $274.7 million and a related pretax charge to Accumulated Other Comprehensive Income (Loss) of $232.8 million. Of the total minimum pension liability, net of a prepaid pension asset, $75.0 million was recorded as a current liability based on our January 2006 plan contribution, and $96.9 million was recorded as a long-term liability. This compares with a minimum pension liability at the end of 2004 of $241.2 million and a related charge to Accumulated Other Comprehensive Income (Loss) of $194.3 million. The decline in funded status of the plans at the end of 2005 resulted from projected benefit obligations during 2005 increasing more than plan assets, with the increase in projected benefit obligations due to changes in actuarial assumptions for the discount rate and for mortality.
Liquidity and Cash Flows

The financial condition of VF is reflected in the following:

Dollars in millions	2005	2004
Working capital	$1,213.2	$1,006.4

Current ratio	2.1 to 1	1.7 to 1

Debt to total capital	22.6%	28.5%
For the ratio of debt to total capital, debt is defined as short-term and long-term borrowings, and total capital is defined as debt plus common stockholders’ equity. Our ratio of net debt to total capital, with net debt defined as debt less cash and equivalents, was 15.7% at the end of 2005.
VF’s primary source of liquidity is its strong cash flow provided by operating activities. Cash flow from operating activities, which was $561.3 million in 2005, $724.0 million in 2004 and $539.7 million in 2003, is primarily dependent on the level of Net Income and investments in inventories and other working capital components. Net Income increased significantly in 2005 over 2004, and in 2004 over 2003. Net Income in each year included noncash stock-based compensation expense which increased significantly in 2005 to $43.8 million primarily due to the adoption of Statement 123 (R). The net change in working capital components during 2005 was a cash usage of $116.7 million, compared with cash provided of $59.4 million in 2004 and cash usage of $10.9 million in 2003. Major reasons for the year-to-year cash impact from working capital over this three year period related to (i) changes in accrued incentive compensation (as amounts earned in a year are paid early in the following year), (ii) changes in inventories that are not offset by related changes in accounts payable, (iii) increases in accrued income taxes due to higher net income and (iv), in 2004, approximately $40 million proceeds from liquidation of VF Playwear working capital (see Note C to the Consolidated Financial Statements). Cash provided by operating activities included approximately $8 million in 2005, $11 million in 2004 and $60 million in 2003 of cash provided by businesses acquired during those years. Finally, Statement 123(R) requires that income tax benefits related to stock options no longer be classified in the Operating Activities section. Accordingly, $17.7 million of such tax benefits for 2005 are classified in the Financing Activities section, compared with $13.1 million in 2004 and $4.0 million in 2003 classified in the Operating Activities section under the prior rules.
As discussed in the previous section, accumulated benefit obligations in VF’s defined benefit pension plans exceeded the fair value of plan assets by $232.2 million at the plans’ latest valuation date. We believe retirement benefits are important for our associates, and accordingly, we are committed to maintaining a well-funded pension plan. Accordingly, although VF was not required by applicable law to make any funding contributions to the qualified pension plan trust in the last three years and is not required to do so in 2006, we made cash contributions of $75.0 million in January 2006, $55.0 million in each of 2005 and 2004 and $75.0 million in 2003. We will continue to monitor the funded status of the plan and evaluate future funding levels. We believe VF has adequate liquidity to meet future funding requirements.
In addition to cash flow from operations, VF is well-positioned to finance its ongoing operations and meet unusual circumstances that may arise. VF has a $750.0 million unsecured committed bank facility that expires in September 2008. This bank facility supports a $750.0 million commercial paper program. Any issuance of commercial paper would reduce the amount available under the bank facility. At the end of 2005, $737.4 million was available for borrowing under this credit agreement, with $12.6 million of standby letters of credit issued under the agreement. VF also has a $210.2 million U.S. dollar equivalent unsecured committed facility under a new international bank credit agreement. At the end of 2005, $78.1 million was available for borrowing under this credit agreement. Further, under a registration statement filed in 1994 with the Securities and Exchange Commission, VF has the ability to offer, on a delayed or continuous basis, up to $300.0 million of additional debt, equity or other securities.
The principal investing activity over the last three years related to business acquisitions. We paid cash of $211.8 million, $655.1 million and $578.0 million for acquisitions in 2005, 2004 and 2003, respectively, net of cash balances in the acquired companies. The acquisitions were funded with existing VF cash balances, short-term commercial paper borrowings and, in 2003, $292.1 million borrowed in the long-term capital markets. All commercial paper borrowings, plus debt of the acquired companies of $28.8 million in 2004 and $14.9 million in 2003, were repaid during the respective years.
Capital expenditures were $110.3 million in 2005, compared with $81.4 million and $86.6 million in 2004 and 2003, respectively. Capital expenditures in each of these years generally related to maintenance spending in our worldwide manufacturing facilities, along with increased retail and distribution spending. We expect that capital spending could reach $120 million in 2006, with the increase related to distribution projects and to higher retail store investments. Capital spending will be funded by cash flow from operations. In addition, VF has entered into a commitment to lease a distribution center. When construction is completed during 2006, the lease will be accounted for as a capital lease at the present value of lease payments of approximately $43 million.
As stated in the second paragraph above, VF borrowed $292.1 million to fund part of the purchase price of Nautica in 2003. During 2005, VF repaid $401.3 million of long-term debt at scheduled maturity dates. Also during 2005, VF borrowed a total of $216.5 million under a new international bank credit agreement, of which $120.1 million is classified as long-term debt because of management’s intent to continue that amount outstanding through 2006. See Notes J and L to the Consolidated Financial Statements.
In April 2004, Standard & Poor’s Ratings Services affirmed its ‘A minus’ long-term corporate credit and senior unsecured debt ratings for VF. Standard & Poor’s ratings outlook is ‘stable.’ In March 2005, Standard & Poor’s stated that the ratings and outlook would not be affected by the acquisition of Reef. In April 2004, Moody’s Investors Service affirmed VF’s long-term debt rating of ‘A3’ and short-term debt rating of ‘Prime-2’ and continued the ratings outlook as ‘negative’ due to heavy reliance on jeanswear, acquisition-related risks and projected softness in the workwear business. The negative outlook by Moody’s has not had an impact on VF’s ability to issue long or short-term debt. Furthermore, since the Moody’s update in April 2004, profitability in our jeanswear business has increased, acquisitions completed during 2004 and 2005 have overall been strongly accretive, and sales and profitability of our workwear business have increased. Existing debt agreements do not contain acceleration of maturity clauses based on changes in credit ratings.
During 2005, VF purchased 4.0 million shares of its Common Stock in open market transactions at a cost of $229.0 million (average price of $57.25 per share) and in 2003 purchased 1.7 million shares at a cost of $61.4 million (average price of $36.55 per share). No shares were repurchased during 2004. Under its current authorization from the Board of Directors, VF may purchase an additional 11.3 million shares (including 10.0 million shares authorized subsequent to the end of 2005). Our current intent is to repurchase 2.0 million shares during 2006 to offset dilution caused by exercises of stock options. However, the actual number purchased during 2006 may vary depending on funding required to support business acquisition and other opportunities.
Cash dividends totaled $1.10 per common share in 2005, compared with $1.05 in 2004 and $1.01 in 2003. Our target is to pay dividends totaling 30% of our diluted earnings per share on a long-term basis. The dividend payout rate was 24.8% in 2005, compared with payout rates of 24.9% in 2004 and 28.0% in 2003. However, over the last 10 years, we have paid dividends totaling

30.2% of earnings (before the impact of required accounting changes). The current indicated annual dividend rate for 2006 is $1.16 per share.
Following is a summary of VF’s contractual obligations and commercial commitments at the end of 2005 that will require the use of funds:

		Payments Due or Forecasted by Period
In millions	Total	2006	2007	2008	2009	2010	Thereafter
Long-term debt*	$1,287	$73	$193	$36	$36	$236	$713
Operating leases	480	111	95	76	60	44	94
Minimum royalty payments	70	25	22	13	9	1	—
Inventory obligations **	866	752	15	15	15	15	54
Other obligations ***	653	273	59	50	36	27	208

Total	$3,356	$1,234	$384	$190	$156	$323	$1,069

*	Long-term debt, including the current portion, consists of both required principal and related interest obligations. For long-term debt having a variable interest rate, the rate at the end of 2005 was used for all years. Amounts of long-term debt outstanding under the international revolving credit facility are assumed to be repaid at the end of 2007. Also included are payment obligations for a capital lease entered into in 2005, with payments to commence in 2006 when construction of a facility is complete.

**	Inventory purchase obligations represent binding commitments for finished goods, raw materials and sewing labor in the ordinary course of business that are payable upon satisfactory receipt of the inventory by VF. Included is a remaining commitment to purchase $129.7 million of finished goods from one supplier, with a minimum of $15.0 million per year.

***	Other obligations represent other commitments for the expenditure of funds, some of which do not meet the criteria for recognition as a liability for financial statement purposes. These commitments include forecasted amounts related to (i) contracts not involving the purchase of inventories, such as the noncancelable portion of service or maintenance agreements for management information systems, (ii) capital expenditures for approved projects and (iii) components of Other Liabilities, as presented and classified as noncurrent liabilities in VF’s Consolidated Balance Sheet, that will require the use of cash. Projected cash requirements for components of Other Liabilities include (i) portions of those liabilities classified in Current

Liabilities, (ii) a discretionary funding contribution to our pension plan trust of $75.0 million made in 2006 and (iii) payments of deferred compensation and other employee-related benefits, product warranty claims and other liabilities based on historical and forecasted cash outflows.
We have other financial commitments at the end of 2005 that are not included in the above table but may require the use of funds under certain circumstances:
•	We have made discretionary contributions to our defined benefit pension plan ranging from $55.0 million to $75.0 million per year since 2003 and intend to continue to make contributions in the future. Other than the $75.0 million payment made in early 2006, future discretionary pension funding contributions are not included in the table because of uncertainty of their amounts and timing.

•	Shares of Series B Redeemable Preferred Stock were issued to participants as matching contributions under the Employee Stock Ownership Plan (“ESOP”). If requested by the trustee of the ESOP, VF has an obligation to redeem Preferred Stock held in participant accounts and to pay each participant the value of his or her account. The amounts of these redemptions vary based on the conversion value of the Preferred Stock. No funds were required during the last three years as the ESOP trustee elected to convert shares of Preferred Stock of withdrawing participants into shares of Common Stock.

•	VF has entered into $85.4 million of surety bonds and standby letters of credit representing contingent guarantees of performance under self-insurance and other programs. These commitments would only be drawn upon if VF were to fail to meet its claims obligations.

•	Purchase orders in the ordinary course of business represent authorizations to purchase rather than binding agreements and are therefore excluded from the table.
Management believes that VF’s cash balances and funds provided by operating activities, as well as unused committed bank credit lines, additional borrowing capacity and access to equity markets, taken as a whole, provide (i) adequate liquidity to meet all of its current and long-term obligations when due, (ii) adequate liquidity to fund capital expenditures and to maintain our dividend payout policy and (iii) flexibility to meet investment opportunities that may arise.

We do not participate in transactions with unconsolidated entities or financial partnerships established to facilitate off-balance sheet arrangements or other limited purposes.
Risk Management
VF is exposed to a variety of market risks in the ordinary course of business. We regularly assess these potential risks and manage our exposures to these risks through our operating and financing activities and, when appropriate, by utilizing natural hedges and by creating offsetting positions through the use of derivative financial instruments. Derivative financial instruments are contracts in which the value is linked to changes in currency exchange rates, interest rates or other financial measures. We do not use derivative financial instruments for trading or speculative purposes.
We limit the risk of interest rate fluctuations on net income and cash flows by managing our mix of fixed and variable interest rate debt. In addition, we may also use derivative financial instruments to minimize our interest rate risk. Since most of our long-term debt has fixed interest rates, our primary interest rate exposure relates to changes in interest rates on short-term borrowings (including short-term notes classified as long-term under the international revolving credit agreement), which averaged approximately $200 million during 2005. However, any change in interest rates would also affect interest income earned on VF’s cash equivalents on deposit. Based on average amounts of borrowings having variable interest rates and of cash on deposit during 2005, the effect of a hypothetical 1.0% change in interest rates on reported net income would not be material.
Approximately 25% of our business in 2005 was conducted in international markets. Our foreign businesses operate in functional currencies other than the United States dollar (except in Turkey, where we have used the United States dollar because of the high inflation rate in that country). Assets and liabilities in these foreign businesses are subject to fluctuations in foreign currency exchange rates. During 2005, we entered into an international bank credit agreement that provides for euro-denominated borrowings. At the end of 2005, euro borrowings under this agreement totaled €150.0 million (approximately $180.2 million), which reduces our net euro asset exposure to currency rate changes. Net investments in our primarily European and Latin American international businesses are considered to be long-term investments, and accordingly, foreign currency translation effects on those net assets are included in a component of Accumulated Other Comprehensive Income (Loss) in Common Stockholders’ Equity. We do not hedge these net investments and do not hedge the translation of foreign currency operating results into the United States dollar.

A majority of our total product needs to support our businesses are manufactured in our plants in foreign countries or by independent foreign contractors. We monitor net foreign currency market exposures and may in the ordinary course of business enter into foreign currency forward exchange contracts to hedge specific foreign currency transactions or anticipated cash flows. Use of these financial instruments allows us to reduce VF’s overall exposure to exchange rate movements, since gains and losses on these contracts will offset losses and gains on the transactions being hedged. Our practice is to hedge a portion of our net foreign currency cash flows (relating to cross-border inventory purchases and production costs, product sales and intercompany royalty payments anticipated during the following 12 months) by buying or selling United States dollar contracts against various currencies.
We monitor VF’s foreign currency exposures and may enter into foreign currency forward contracts to hedge against the effects of exchange rate fluctuations for a portion of our anticipated foreign currency cash flows. If there were a hypothetical adverse change in foreign currency exchange rates of 10% compared with the end of 2005, the expected effect on the change in fair value of the hedging contracts outstanding would result in an unrealized loss of approximately $27 million. However, any such change in the fair value of the hedging contracts would also result in an offsetting change in the value of the transactions or anticipated cash flows being hedged. Based on changes in the timing and amount of foreign currency exchange rate movements, actual gains and losses could differ.
VF is exposed to market risks for the pricing of cotton and other fibers, which indirectly affects fabric prices. We manage our fabric prices by ordering denim and other fabrics several months in advance, but we have not historically managed commodity price exposures by using derivative instruments.
VF has nonqualified deferred compensation plans in which liabilities accrued for the plans’ participants are based on market values of investment funds that are selected by the participants. The risk of changes in the market values of the participants’ underlying investment selections is hedged by VF’s investment in a portfolio of securities that substantially mirrors the investment selections underlying the deferred compensation liabilities. These VF-owned investment securities are held in irrevocable trusts. Increases and decreases in deferred compensation liabilities are substantially offset by corresponding increases and decreases in the market value of VF’s investments, resulting in a negligible net exposure to our operating results and financial position.

Critical Accounting Policies and Estimates
We have chosen accounting policies that we believe are appropriate to accurately and fairly report VF’s operating results and financial position in conformity with accounting principles generally accepted in the United States. We apply these accounting policies in a consistent manner. Our significant accounting policies are summarized in Note A to the Consolidated Financial Statements.
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
Inventories
Our inventories are stated at the lower of cost or market value. Cost includes all material, labor and overhead costs incurred to manufacture or purchase the finished goods. Overhead allocated to manufactured product is based on the normal capacity of our plants and does not include amounts related to idle capacity or abnormal production inefficiencies. Each month, we review all of our inventory on the basis of individual style-size-color stockkeeping units (“SKUs”) to identify excess or slow moving products, discontinued and to-be-discontinued products, and off-quality merchandise. This review covers inventory on hand, as well as current production or purchase commitments. For those units in inventory that are so identified, we estimate their market value based on historical and current realization trends. This evaluation, performed using a systematic and consistent methodology, requires forecasts of future demand, market conditions and selling prices. If the forecasted market value, on an individual SKU basis, is less than cost, we provide an allowance to reflect the lower value of that inventory. This methodology recognizes inventory exposures, on an individual SKU basis, at the time such losses are evident rather than at the time goods are actually sold. Historically, these estimates of future demand and selling prices have not varied significantly from actual results due to our timely identification and rapid disposal of these reduced value inventories.
Long-lived Assets
Our depreciation policies for our property, plant and equipment and our amortization policies for our definite-lived intangible assets reflect judgments on the estimated economic lives of these assets. We review these assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. We measure recoverability of the carrying value of these assets by comparison with undiscounted cash flows expected to be generated by the assets. This review requires estimates and assumptions about the forecasted amount and duration of future cash flows and residual value, if any, attributable to the asset being tested. These evaluations have not resulted in any significant impairment charges during the past three years.
We evaluate indefinite-lived trademark intangible assets and goodwill in all business units at least annually, or more frequently if there is an indication of possible impairment. We measure recoverability of the carrying value of these assets by comparison with discounted cash flows attributable to the trademark or the business to which the goodwill relates. For each of the last three years, the indicated fair value of the indefinite-lived trademark assets and goodwill in the business units exceeded the respective carrying amount of those assets.
If actual results are not consistent with our estimates and assumptions, or if we were to discontinue use of a trademark or to dispose of a business, we may be exposed to an impairment charge related to certain assets or goodwill.
We allocate the purchase price of an acquired business to the underlying tangible and intangible assets acquired, and liabilities assumed, based on their respective fair values, with any excess recorded as Goodwill. The process of assigning fair values, particularly to acquired intangible assets, is highly subjective, as several of the fair value assessments are based on forecasts of future cash flows. We use the same assumptions for assigning fair values to these assets that we used for evaluation of the business acquisition.
Stock Options
In connection with the adoption of Statement 123(R) in 2005 we began using a lattice option-pricing model to estimate the fair value of stock options granted in 2005 to employees and nonemployee members of the Board of Directors. We believe that a lattice model provides a more refined estimate of the fair value of options than the Black-Scholes model used in prior years. More specifically, a lattice model can better incorporate, separately for several groups of option holders, historical patterns and future assumptions about the exercise of stock options in relation to changes in the price of VF Common Stock. We performed a rigorous review of all assumptions in connection with our change to a lattice model and believe that the assumptions employed in our 2005 valuation are reflective of our outstanding options and underlying Common Stock and of our groups of option participants. Our lattice valuation is based on the assumptions listed in Note P to the Consolidated Financial Statements.
One of the critical assumptions in the valuation process is estimating the expected average life of the options before exercise. In 2005, we based our estimates on an evaluation of the historical and expected option exercise patterns for each of several groups of option holders that have historically exhibited different option exercise patterns. This evaluation included (i) voluntary stock option exercise patterns based on a combination of changes in the price of VF Common Stock and periods of time that options are outstanding before exercise and (ii) involuntary exercise patterns resulting from turnover, retirement and mortality. The average life of stock options was less in 2004 and recent prior years due to different employee exercise behaviors, primarily higher employee turnover during the period 2000 to 2004 related to restructuring actions taken and the disposal of three business units.
Volatility is another critical assumption requiring judgment. In 2005, we based our estimate of future volatility on a combination of implied and historical volatility. Implied volatility was based on publicly traded at-the-money options on VF Common Stock. We measured historical volatility over a ten year period, corresponding to the contractual term of the options, using daily stock price observations. Our assumption for valuation purposes was that volatility will start at a level equal to the implied volatility and gradually increase to the historical volatility over the ten year option term. The assumption for volatility was higher in 2004 and prior years because the assumption in those years was based only on historical volatility.
Pension Obligations
VF sponsors defined benefit pension plans as a key retirement benefit for most domestic employees. The selection of appropriate actuarial assumptions for determination of our accumulated and projected pension benefit liabilities and of our annual pension expense is significant due to the long time period over which benefits are accrued and paid. We review annually the principal economic actuarial assumptions, summarized in Note N to the

Consolidated Financial Statements, and modify them based on current rates and trends. We update annually participant demographics and the amount and timing of benefit payments. We also periodically review and modify as necessary other plan assumptions such as rates of retirement, termination, death and disability. Specifically during 2005, we updated the mortality assumption to a version of the RP 2000 mortality table that includes a provision for improvements in life expectancy through 2015. We believe these assumptions and represent the best estimate of the plans’ future experience are reflective of the employee base covered by the plans. Actual results may vary from the actuarial assumptions used.
One of the critical assumptions used in the actuarial model is the discount rate. The discount rate is used to estimate the present value of our accumulated and projected benefit obligations at each valuation date. We evaluate our discount rate assumption at each annual valuation date and adjust it as necessary based on current market interest rates. We select our discount rate based on matching high quality corporate bond yields to the projected benefit payments and duration of obligations for participants in our pension plans. We use the population of U.S. corporate bonds rated ‘Aa’ by Moody’s Investors Service (over 500 such bonds) and exclude the highest and lowest yielding bonds. The plans’ projected benefit payments are matched to spot interest rates over the expected payment period, and a present value is developed that produces a single equivalent discount rate that recognizes our plans’ distinct liability characteristics. We believe our 2005 discount rate of 5.75% appropriately reflects current market conditions and the long-term nature of projected benefit payments to participants in our pension plans. The discount rate for our plans may be higher than rates used for plans at some other companies because of our plans’ higher percentage of female participants with a longer life expectancy and higher percentage of inactive participants with vested benefits who will not begin receiving benefits for many years.
Another critical assumption of the actuarial model is the expected long-term rate of return on investment assets in our pension trust. Because the rate of return is a long-term assumption, it generally does not change each year. This rate is based on several factors, including the mix of investment assets, historic and projected market returns on those assets and current market conditions. We had been using an 8.50% return assumption during 2005 and 2004, which was less than our actual compounded annual return over the preceding 15 years. However, based on a current evaluation of market conditions and projected market returns, we will reduce our investment return assumption to 8.25% for 2006.

The sensitivity of changes in valuation assumptions on our annual pension expense and on our plans’ projected benefit obligations (“PBO”), all other factors being equal, is illustrated by the following:

	Increase (Decrease) in
Dollars in millions	Pension Expense	PBO
0.50% decrease in discount rate	$15	$86
0.50% increase in discount rate	(14)	(80)

0.50% decrease in expected investment return	4	—
0.50% increase in expected investment return	(4)	—

0.50% decrease in rate of compensation change	(2)	(8)
0.50% increase in rate of compensation change	2	8
Differences between actual results and actuarial assumptions are accumulated and amortized over future periods. During the last several years, actual results have differed significantly from actuarial assumptions, resulting in $322.7 million of accumulated net unrecognized actuarial losses at our 2005 valuation date. These accumulated losses arose primarily because (i) our pension plan liabilities increased substantially as a result of the overall decline in the discount rate from 7.50% in 2001 to 5.75% in 2005 and (ii), although our actual investment return on pension plan assets exceeded the actuarially assumed rate in the last three years, significant investment losses were incurred in 2002 and 2001 due to the overall decline in the securities markets. Our policy is to amortize unrecognized actuarial gains and losses to pension expense as follows: amounts in excess of 20% of PBO at the beginning of the year are amortized over five years; amounts totaling 10% to 20% of PBO are amortized over 10 years; and amounts totaling less than 10% of the lower of investment assets or PBO at the beginning of the year are not amortized.
The cost of pension benefits earned by our employees (commonly called “service cost”) has averaged $20.5 million per year over the last three years. However, pension expense recognized in our financial statements over that period has significantly exceeded the average annual service cost. Our recorded pension expense was $43.1 million in 2005, $57.8 million (including a $7.1 million partial plan curtailment charge) in 2004 and $55.7 million in 2003. Expense in the each of the last three years was higher than the average annual service cost because those years included a significant cost component for amortization of accumulated net unrecognized actuarial losses (as discussed in the preceding paragraph). Similarly, our pension expense for 2006 is expected to be approximately $47 million.
Our accumulated benefit obligations exceeded the fair value of plan assets at our most recent valuation date. Accordingly, we have recorded a minimum pension liability of $171.9 million (net of a prepaid pension asset). The amount of the liability, along with the related charge to Accumulated Other Comprehensive Income (Loss), could change significantly in future years depending on securities market fluctuations affecting actual earnings of the pension plan assets, interest rates and the level of VF contributions to the plan. To improve the funded status of the plan, we have increased our level of discretionary cash contributions to the plan in recent years, including a $75.0 million contribution to the plan in January 2006.
Effective December 31, 2004, VF’s domestic defined benefit plans were amended to close the existing plans to new entrants. The amendments did not affect the benefits of current plan participants or their accrual of future benefits. Domestic employees hired after that date, plus employees at recently acquired businesses not covered by those plans, now participate in a new defined contribution arrangement with VF contributing amounts based on a percentage of eligible compensation. Funds contributed under this new benefit arrangement are invested as directed by the participants. This defined contribution feature did not have a significant effect on the 2005 expense for our defined benefit pension plans. Over a period of years, however, the expense of our defined benefit plans is expected to decline as a percentage of our total retirement benefit expense. In addition, the year-to-year variability of our retirement benefit expense should also decrease.
Income Taxes
VF’s income tax returns are regularly examined by federal, state and foreign tax authorities. These audits may result in proposed adjustments. We have reviewed all issues raised upon examination and other possible exposures and have accrued amounts that reflect our best estimates of the probable outcomes related to any identified matters. We do not anticipate any material impact on earnings from their ultimate resolution. There are no accruals for general or unknown tax expenses.
We have recorded deferred income tax assets related to operating loss carryforwards and, when necessary, have recorded valuation allowances to reduce those assets to amounts expected to be ultimately realized. An adjustment to income tax expense would be required in a future period if we determine that the amount of deferred tax assets to be realized differs from the net recorded amount.
We have not provided United States income taxes on a portion of our foreign subsidiaries’ undistributed earnings because we intend to invest those earnings indefinitely. If we were to decide to remit those earnings to the United States in a future period, our provision for income taxes could increase in that period. During 2005, we repatriated certain foreign undistributed earnings pursuant to the American Jobs Creation Act of 2004, which contained provisions for a temporary incentive for repatriation of foreign earnings, and accordingly recorded the incremental income tax expense related to the repatriation in our 2005 financial statements.
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
Cautionary Statement on Forward-Looking Statements
From time to time, we may make oral or written statements, including statements in this Annual Report, that constitute “forward-looking statements” within the meaning of the federal securities laws. These include statements concerning plans, objectives, projections and expectations relating to VF’s operations or economic performance, and assumptions related thereto. Forward-looking statements are made based on our expectations and beliefs concerning future events impacting VF and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and actual results could differ materially from those expressed or implied in the forward-looking statements.
Known or unknown risks, uncertainties and other factors that could cause the actual results of operations or financial condition of VF to differ materially from those expressed or implied by such forward-looking statements are summarized in our Annual Report on Form 10-K for 2005 and other documents filed with the Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of VF Corporation (“VF”):
We have completed integrated audits of VF’s December 31, 2005 and January 1, 2005 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its January 3, 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based upon our audits, are presented below.
Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and common stockholders’ equity present fairly, in all material respects, the financial position of VF and its subsidiaries at December 31, 2005 and January 1, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of VF’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As more fully described in Note A to the consolidated financial statements, VF changed its method of accounting for stock-based compensation effective January 2, 2005.

Internal control over financial reporting
Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control over Financial Reporting appearing on page 83 of the 2005 Annual Report to Stockholders, that VF maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, VF maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the COSO. VF’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of VF’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Greensboro, North Carolina
March 10, 2006

VF CORPORATION
Consolidated Balance Sheets

	December
In thousands, except share amounts	2005	2004
ASSETS
Current Assets
Cash and equivalents	$296,557	$485,507
Accounts receivable, less allowance for doubtful accounts of $55,328 in 2005 and $59,264 in 2004	764,184	751,582
Inventories	1,081,080	973,248
Deferred income taxes	106,774	99,338
Other current assets	116,781	68,893

Total current assets	2,365,376	2,378,568

Property, Plant and Equipment	564,055	572,254
Intangible Assets	744,313	639,520
Goodwill	1,097,037	1,031,594
Other Assets	400,290	382,342

	$5,171,071	$5,004,278

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	$138,956	$42,830
Current portion of long-term debt	33,956	401,232
Accounts payable	451,900	369,937
Accrued liabilities	527,331	558,215

Total current liabilities	1,152,143	1,372,214

Long-term Debt	647,728	556,639
Other Liabilities	539,661	536,131

Commitments and Contingencies

Redeemable Preferred Stock	23,326	26,053

Common Stockholders’ Equity
Common Stock, stated value $1; shares authorized, 300,000,000; shares outstanding, 110,107,854 in 2005 and 111,388,353 in 2004	110,108	111,388
Additional paid-in capital	1,277,486	1,087,641
Accumulated other comprehensive income (loss)	(164,802)	(113,071)
Retained earnings	1,585,421	1,427,283

Total common stockholders’ equity	2,808,213	2,513,241

	$5,171,071	$5,004,278

See notes to consolidated financial statements.

VF CORPORATION
Consolidated Statements of Income

	Year Ended December
In thousands, except per share amounts	2005	2004	2003
Net Sales	$6,428,648	$6,054,536	$5,207,459
Royalty Income	73,729	70,052	37,945

Total Revenues	6,502,377	6,124,588	5,245,404

Costs and Operating Expenses
Cost of goods sold	3,785,243	3,644,255	3,262,375
Marketing, administrative and general expenses	1,888,957	1,702,545	1,338,140

	5,674,200	5,346,800	4,600,515

Operating Income	828,177	777,788	644,889

Other Income (Expense)
Interest income	8,217	7,151	11,456
Interest expense	(70,641)	(76,087)	(61,368)
Miscellaneous, net	5,060	3,268	3,529

	(57,364)	(65,668)	(46,383)

Income before Income Taxes and Cumulative Effect of a Change in Accounting Policy	770,813	712,120	598,506

Income Taxes	252,278	237,418	200,573

Income before Cumulative Effect of a Change in Accounting Policy	518,535	474,702	397,933
Cumulative Effect of a Change in Accounting Policy	(11,833)	—	—

Net Income	$506,702	$474,702	$397,933

Earnings Per Common Share — Basic
Income before cumulative effect of a change in accounting policy	$4.65	$4.30	$3.67
Cumulative effect of a change in accounting policy	(0.11)	—	—
Net income	4.54	4.30	3.67

Earnings Per Common Share — Diluted
Income before cumulative effect of a change in accounting policy	$4.54	$4.21	$3.61
Cumulative effect of a change in accounting policy	(0.10)	—	—
Net income	4.44	4.21	3.61

Cash Dividends Per Common Share	$1.10	$1.05	$1.01
See notes to consolidated financial statements.

VF CORPORATION
Consolidated Statements of Comprehensive Income

	Year Ended December
In thousands	2005	2004	2003
Net Income	$506,702	$474,702	$397,933

Other Comprehensive Income (Loss)
Foreign currency translation
Amount arising during year	(66,765)	61,716	89,000
Less income tax effect	26,132	(31,647)	(40,157)

Minimum pension liability adjustment
Amount arising during year	(38,488)	65,969	(52,691)
Less income tax effect	14,434	(24,257)	20,335

Derivative financial instruments
Amount arising during year	23,196	(9,808)	(14,473)
Less income tax effect	(8,927)	3,758	5,529
Reclassification to net income for (gains) losses realized	(2,979)	8,687	15,798
Less income tax effect	1,147	(3,328)	(6,035)

Unrealized gains and losses on marketable securities
Amount arising during year	855	9,808	13,730
Less income tax effect	(336)	(3,842)	(5,369)
Reclassification to net income for (gains) realized	—	(1,105)	(1,613)
Less income tax effect	—	433	632

Comprehensive Income	$454,971	$551,086	$422,619

See notes to consolidated financial statements.

VF CORPORATION
Consolidated Statements of Cash Flows

	Year Ended December
		2004	2003
In thousands	2005	Revised*	Revised*
Operating Activities
Net income	$506,702	$474,702	$397,933
Adjustments to reconcile net income to cash provided by operating activities:
Cumulative effect of a change in accounting policy	11,833	—	—
Depreciation	99,549	110,868	104,463
Amortization of intangible assets	16,684	15,420	3,556
Other amortization	17,031	14,429	10,119
Stock-based compensation	43,782	10,956	1,584
Provision for doubtful accounts	7,831	4,206	11,197
Pension funding in excess of expense	(14,857)	(236)	(21,785)
Deferred income taxes	433	16,172	30,961
Other, net	(10,970)	18,039	12,543
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(10,388)	(20,268)	49,052
Inventories	(95,992)	51,450	61,596
Other current assets	(45,756)	(26,033)	24,002
Accounts payable	80,622	3,812	(60,769)
Accrued compensation	(11,104)	48,897	(43,705)
Other accrued liabilities	(34,054)	1,577	(41,075)

Cash provided by operating activities	561,346	723,991	539,672

Investing Activities
Capital expenditures	(110,307)	(81,410)	(86,619)
Business acquisitions, net of cash acquired	(211,838)	(655,089)	(578,038)
Software purchases	(17,546)	(13,018)	(12,775)
Sale of property, plant and equipment	17,683	15,845	20,579
Sale of VF Playwear business	6,667	4,517	—
Other, net	798	(103)	(51)

Cash used by investing activities	(314,543)	(729,258)	(656,904)

Financing Activities
Increase (decrease) in short-term borrowings	95,673	(19,056)	(30,080)
Proceeds from long-term debt	117,792	—	292,110
Payments on long-term debt	(401,253)	(3,494)	(16,183)
Purchase of Common Stock	(229,003)	—	(61,400)
Cash dividends paid	(124,116)	(117,731)	(111,258)
Proceeds from issuance of Common Stock	99,974	106,613	32,631
Tax benefits of stock option exercises	17,741	—	—
Other, net	(301)	(730)	(510)

Cash provided (used) by financing activities	(423,493)	(34,398)	105,310

Effect of Foreign Currency Rate Changes on Cash	(12,260)	10,387	30,340

Net Change in Cash and Equivalents	(188,950)	(29,278)	18,418

Cash and Equivalents — Beginning of Year	485,507	514,785	496,367

Cash and Equivalents — End of Year	$296,557	$485,507	$514,785

* Revised; see Note C.
See notes to consolidated financial statements.

VF CORPORATION
Consolidated Statements of Common Stockholders’ Equity

			Accumulated
		Additional	Other
	Common	Paid-in	Comprehensive	Retained
In thousands	Stock	Capital	Income (Loss)	Earnings
Balance, December 2002	$108,525	$930,132	$(214,141)	$833,332
Net income	—	—	—	397,933
Cash dividends:
Common Stock	—	—	—	(109,020)
Series B Redeemable Preferred Stock	—	—	—	(2,238)
Conversion of Preferred Stock	358	—	—	6,556
Purchase of treasury stock	(1,680)	—	—	(59,720)
Stock compensation plans, net	943	34,858	—	(333)
Common Stock held in trust for deferred compensation plans	24	—	—	1,092
Foreign currency translation	—	—	48,843	—
Minimum pension liability adjustment	—	—	(32,356)	—
Derivative financial instruments	—	—	819	—
Unrealized gains on marketable securities	—	—	7,380	—

Balance, December 2003	108,170	964,990	(189,455)	1,067,602
Net income	—	—	—	474,702
Cash dividends:
Common Stock	—	—	—	(115,900)
Series B Redeemable Preferred Stock	—	—	—	(1,831)
Conversion of Preferred Stock	205	—	—	3,729
Stock compensation plans, net	3,026	122,651	—	(273)
Common Stock held in trust for deferred compensation plans	(13)	—	—	(746)
Foreign currency translation	—	—	30,069	—
Minimum pension liability adjustment	—	—	41,712	—
Derivative financial instruments	—	—	(691)	—
Unrealized gains on marketable securities	—	—	5,294	—

Balance, December 2004	111,388	1,087,641	(113,071)	1,427,283
Continued

VF CORPORATION
Consolidated Statements of Common Stockholders’ Equity
(continued)

			Accumulated
		Additional	Other
	Common	Paid-in	Comprehensive	Retained
In thousands	Stock	Capital	Income (Loss)	Earnings
Balance, December 2004	$111,388	$1,087,641	$(113,071)	$1,427,283
Net income	—	—	—	506,702
Cash dividends:
Common Stock	—	—	—	(122,480)
Series B Redeemable Preferred Stock	—	—	—	(1,636)
Conversion of Preferred Stock	141	—	—	2,584
Purchase of treasury stock	(4,000)	—	—	(225,003)
Change in accounting policy for stock-based compensation	—	20,477	—	—
Stock compensation plans, net	2,592	169,368	—	(1,276)
Common Stock held in trust for deferred compensation plans	(13)	—	—	(753)
Foreign currency translation	—	—	(40,633)	—
Minimum pension liability adjustment	—	—	(24,054)	—
Derivative financial instruments	—	—	12,437	—
Unrealized gains on marketable securities	—	—	519	—

Balance, December 2005	$110,108	$1,277,486	$(164,802)	$1,585,421

See notes to consolidated financial statements.

VF CORPORATION

Notes to Consolidated Financial Statements

December 2005
Note A — Significant Accounting Policies
Description of Business: VF Corporation (and its subsidiaries, collectively known as “VF”) is a global consumer apparel company based in the United States. VF designs and manufactures or sources from independent contractors a variety of apparel for all ages. VF has significant market shares in jeanswear, outdoor apparel, sportswear and intimate apparel marketed primarily under VF-owned brand names. VF is also a leader in occupational apparel and in daypacks, backpacks and technical outdoor equipment.
VF markets these products to a broad customer base through specialty, department and discount stores throughout the world and through VF-operated retail stores. VF’s ten largest customers, all U.S.-based retailers, accounted for 34% of 2005 total revenues and 29% of total accounts receivable at the end of 2005. Sales are made on an unsecured basis under customary terms that may vary by product, channel of distribution or geographic region. VF continuously monitors the creditworthiness of its customers and has established internal policies regarding customer credit limits. The breadth of product offerings, combined with the large number and geographic diversity of its customers, limits VF’s concentration of risks.
Fiscal Year and Basis of Presentation: VF operates and reports using a 52/53 week fiscal year ending on the Saturday closest to December 31 of each year. All references to “2005”, “2004” and “2003” relate to the 52 week fiscal years ended on December 31, 2005, January 1, 2005 and January 3, 2004, respectively. For presentation purposes in this report, all fiscal years are presented as ended in December. All financial statements and related disclosures are presented in accordance with accounting principles generally accepted in the United States of America.
Principles of Consolidation: The consolidated financial statements include the accounts of VF and its majority-owned subsidiaries, after elimination of intercompany transactions and profits. Minority ownership interests are not significant. Investments in 50%-owned joint ventures in which VF does not exercise control are accounted for using the equity method of accounting.
Foreign Currency Translation: Financial statements of most foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities denominated in a foreign currency are translated into U.S. dollars using exchange rates in effect at the balance sheet date, and revenues and expenses are translated at average exchange rates during the year. Translation gains and losses are reported in Accumulated Other Comprehensive Income (Loss). For a foreign subsidiary that uses the U.S. dollar as its functional currency, the effects of remeasuring assets and liabilities into U.S. dollars are included in the Consolidated Statements of Income. A net transaction loss of $0.7 million in 2005 and net transaction gains of $0.5 million in 2004 and $5.3 million in 2003 arising from transactions denominated in a currency other than the functional currency of a particular entity are included in the Consolidated Statements of Income.
Cash and Equivalents include demand deposits and temporary investments that are readily convertible into cash and will mature within three months of their purchase.
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
Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out (“FIFO”) method for 72% of total 2005 inventories and 71% of total 2004 inventories. For remaining inventories, cost is determined on the last-in, first-out (“LIFO”) method (primarily due to Internal Revenue Service conformity requirements where LIFO is used for income tax purposes). The LIFO method is used for jeanswear, wholesale sportswear and occupational apparel inventories located in the United States and Canada. The value of inventories stated on the LIFO method is not significantly different from the value determined under the FIFO method.
Long-lived Assets: Property, plant and equipment, intangible assets and goodwill are stated at cost. Goodwill represents the excess of costs over the fair value of net tangible assets and identifiable intangible assets of businesses acquired.
Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 10 years for machinery and equipment and up to 40 years for buildings. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the lease term. Intangible assets, other than those having indefinite lives, are amortized over their estimated useful lives using straight-line or accelerated methods consistent with the expected realization of benefits to be received. The useful lives of property and intangible assets are reviewed annually. Depreciation and amortization expense related to producing or otherwise obtaining finished goods inventories is included in Cost of Goods Sold, and other depreciation and amortization expense is included in Marketing, Administrative and General Expenses. Goodwill is not amortized. Upon retirement or disposition, the asset cost and related accumulated depreciation or amortization are removed from the accounts, and a gain or loss is recognized based on the difference between any proceeds received and the asset’s net carrying value.
VF’s policy is to evaluate property, intangible assets and goodwill for possible impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded for property or intangible assets with identified useful lives (and therefore are being amortized) if forecasted undiscounted cash flows to be generated by the asset or asset group are not expected to be adequate to recover the asset’s carrying value. An impairment loss for intangible assets with indefinite lives (and therefore are not being amortized) and for goodwill is recorded if the asset’s carrying value is in excess of its fair value.
Self-insurance: VF is primarily self-insured for employee group medical, workers’ compensation, vehicle, property and general liability exposures. Liabilities for self-insured exposures are accrued at the present value of amounts expected to be paid based on historical trends and actuarial data for forecasted settlements of claims filed and for incurred but not yet reported claims. Accruals for self-insured exposures are included in current and noncurrent liabilities based on the expected period of payment. Excess liability insurance has been purchased to cover claims in excess of self-insured amounts.
Revenue Recognition: Net sales to wholesale customers are recognized when the risks and rewards of ownership have been transferred, which is generally when the product has been received by the customer. Shipping and handling costs billed to customers are included in Net Sales. Allowances for trade terms, estimated returns, volume discounts and sales incentive programs are recognized as reductions of sales when the sales are recorded. Sales incentive programs with retail customers include stated discounts and allowances based on the retailer agreeing to advertise or promote VF products. Sales incentive programs directly with consumers include rebate and coupon offers. Discounts and allowances are based on customer commitments and historical claims rates for similar programs. Sales at VF-operated retail stores are recognized at the time products are purchased by consumers. Sales via the internet are recognized when the product has been received by the customer.
Royalty income is recognized as earned at rates specified in the licensing contracts, based on the licensees’ sales of licensed products.
Cost of Goods Sold for VF-manufactured goods includes all materials, labor and overhead costs incurred in the production process. Cost of Goods Sold for contracted or purchased finished goods includes the purchase costs and related overhead. In both cases, overhead includes all costs related to manufacturing or otherwise obtaining finished goods, including costs of planning, purchasing, quality control, freight and duties. For product lines having a lifetime warranty, a provision for estimated future repair or replacement costs, based on historical experience, is recorded when these products are sold.
Marketing, Administrative and General Expenses include costs of marketing and advertising, VF-operated retail stores, warehousing, shipping and handling, licensing, administrative and general and, in 2004, charges of $9.5 million related to the disposal of a business unit (Note C). Advertising costs are expensed as incurred and totaled $337.5 million in 2005, $314.1 million in 2004 and $258.6 million in 2003. Advertising costs include cooperative advertising payments made to VF’s retail customers as direct reimbursement of advertising costs incurred by those retailers for advertising VF’s products. Cooperative advertising costs, totaling $41.0 million in 2005, $43.4 million in 2004 and $42.0 million in 2003, are independently verified to support the fair value of advertising reimbursed by VF. Shipping and handling costs totaled $208.3 million in 2005, $214.2 million in 2004 and $183.3 million in 2003. Expenses related to royalty income, including amortization of licensing intangible assets, were $24.1 million in 2005, $20.1 million in 2004 and $9.3 million in 2003.
Income Taxes are provided on Net Income for financial reporting purposes. Income Taxes are based on amounts of taxes payable or refundable in the current year and on expected future tax consequences of events that are recognized in the financial statements in different periods than they are recognized in tax returns. As a result of timing of recognition and measurement differences between financial accounting standards and income tax laws, temporary differences arise between the amounts of pretax financial statement income and taxable income and between reported amounts of assets and liabilities in the Consolidated Balance Sheets and their respective tax bases. Deferred income tax assets and liabilities reported in the Consolidated Balance Sheets reflect estimated future tax effects attributable to these temporary differences and carryforwards, based on tax rates in effect for the years in which the differences are expected to reverse. Valuation allowances are used to reduce deferred tax assets to amounts considered likely to be realized. U.S. deferred income taxes are not provided on undistributed income of foreign subsidiaries where such earnings are considered to be permanently invested. The provision for Income Taxes also includes estimated interest expense related to tax deficiencies and assessments.
Change in Accounting Policy: VF has three types of stock-based employee compensation — stock options, restricted stock units (“RSUs”) and restricted stock — which are described in Note P. Prior to 2005, VF accounted for these plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees (“Opinion 25”). Under those rules, compensation cost was not required for stock options as all options granted had an exercise price equal to the market value of the underlying common stock at the date of grant. For grants of performance-based RSUs, compensation cost equal to the market value of the shares expected to be issued was recognized over the three year performance period being measured. For grants of restricted stock and RSUs that were not performance-based, compensation cost equal to the market value of the shares at the date of grant was recognized over the vesting period.

Financial Accounting Standards Board (“FASB”) Statement No. 123, Accounting for Stock-Based Compensation (“Statement 123”), modified Opinion 25 by (i) requiring that compensation expense be recognized for the fair value of stock options, either in the income statement or disclosed on a pro forma basis in a note to the financial statements, and (ii) changing the measurement of compensation expense for performance-based restricted stock units to a grant date fair value model. For 2004 and 2003, as permitted by Statement 123, VF elected to continue to recognize and measure stock-based compensation cost in the financial statements under Opinion 25 and to provide pro forma disclosure of compensation expense recognized on the fair value method under Statement 123. Statement 123 was superseded in late 2004 by
FASB Statement No. 123(Revised), Share-Based Payment (“Statement 123(R)”), which was required to be adopted no later than the beginning of fiscal year 2006.
During the fourth quarter of 2005, VF elected to early adopt Statement 123(R) effective as of the beginning of 2005 using the modified retrospective method. Under this method of adoption, VF recorded in the 2005 Consolidated Statement of Income a noncash charge of $11.8 million (net of income taxes of $7.9 million) as the Cumulative Effect of a Change in Accounting Policy for periods prior to January 2005. This 2005 charge represented $0.11 per basic share and $0.10 per diluted share. Accordingly, VF has restated its operating results for the first three quarters of 2005 to recognize compensation cost for grants of stock options, RSUs and restricted stock over the respective vesting periods (or requisite service periods, if shorter) in amounts previously reported in the pro forma footnote disclosures under Statement 123. Accordingly, under this new Statement, stock-based compensation in 2005 consists of (i) the cost recognized for stock-based payments granted prior to but not vested as of the beginning of 2005 based on the grant date fair value estimated in accordance with the original provisions of Statement 123 and (ii) the cost recognized for stock-based payments granted during 2005 based on the grant date fair value estimated in accordance with the provisions of Statement 123(R). (See Quarterly Results of Operations on page 125 for more information.) Financial statements for prior years have not been restated.
By adopting Statement 123(R) retroactive to the beginning of 2005, operating results for 2005 were less than if VF had continued to account for stock-based compensation under Opinion 25. The effects of adopting Statement 123(R) on the 2005 Consolidated Statement of Income are summarized as follows:

	Prior Accounting	After Adoption
In thousands, except per share amounts	Policy (Opinion 25)	of Statement 123(R)
Income before income taxes and cumulative effect of a change in accounting policy	$797,508	$770,813
Income taxes	262,104	252,278

Income before cumulative effect of a change in accounting policy	535,404	518,535
Cumulative effect of a change in accounting policy	—	(11,833)

Net income	$535,404	$506,702

Earnings per common share – basic:
Income before cumulative effect of a change in accounting policy	$4.80	$4.65
Cumulative effect of a change in accounting policy	—	(0.11)
Net income	$4.80	$4.54

Earnings per common share – diluted:
Income before cumulative effect of a change in accounting policy	$4.69	$4.54
Cumulative effect of a change in accounting policy	—	(0.10)
Net income	$4.69	$4.44
Prior to the adoption of Statement 123(R), accrued compensation for RSUs was classified in Current Liabilities ($11.3 million at the end of 2004). Under Statement 123(R), all of VF’s stock-based compensation is classified in Common Stockholders’ Equity.
Prior to the adoption of Statement 123(R), VF presented all income tax benefits from the exercise of stock options as cash flows from operating activities in the Consolidated Statements of Cash Flows. Under Statement 123(R), cash retained resulting from tax deductibility of share-based payments in excess of compensation cost recognized for those instruments ($17.7 million during 2005) is classified as cash flows from financing activities.
The following table presents the effects on net income and earnings per share if VF had applied the fair value recognition provisions of Statement 123 to all stock-based compensation for 2004 and 2003:

In thousands, except per share amounts	2004	2003
Net income, as reported	$474,702	$397,933
Add employee compensation expense for restricted stock units and stock grants included in reported net income, net of income taxes	6,793	990
Less total stock-based employee compensation expense determined under the fair value-based method, net of income taxes	(17,345)	(13,648)

Pro forma net income	$464,150	$385,275

Earnings per common share:
Basic — as reported	$4.30	$3.67
Basic — pro forma	4.21	3.55

Diluted — as reported	$4.21	$3.61
Diluted — pro forma	4.12	3.49
Details of the stock compensation plans and of the fair value assumptions used for stock options granted in 2005, 2004 and 2003 are described in Note P.
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
If certain criteria are met, a derivative may be specifically designated and accounted for as (i) a hedge of the exposure to variable cash flows for a forecasted transaction or (ii) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment. The criteria used to determine if hedge accounting treatment is appropriate are (i) whether an appropriate hedging instrument has been designated and identified to reduce an identified exposure and (ii) whether there is a high correlation between changes in the value of the hedging instrument and the identified exposure. Changes in the fair value of derivatives accounted for as cash flow hedges are deferred in Accumulated Other Comprehensive Income and recognized in Net Income as an offset to the earnings impact of the hedged transaction at the time the hedged transaction affects earnings. Changes in the fair value of derivatives accounted for as fair value hedges are recognized in Miscellaneous Income or Expense as an offset to the earnings impact of the hedged item. These hedges are evaluated each quarter, with changes in fair value deferred in Accumulated Other Comprehensive Income or reported in Net Income, depending on the nature of the hedged item or risk and the effectiveness of the hedge. Any ineffectiveness in a hedging relationship is recorded immediately in earnings. Hedging cash flows are classified in the Consolidated Statements of Cash Flows in the same category as the items being hedged. For those limited number of derivatives that do not meet the criteria for hedge accounting, changes in fair value are recognized in Miscellaneous Income or Expense as they occur.
Legal and Tax Contingencies: Management periodically assesses, based on the latest information available, liabilities and contingencies in connection with legal and income tax proceedings and other claims that may arise from time to time. When it is probable that a loss has been or will be incurred, we record the loss, or a reasonable estimate of the loss, in the consolidated financial statements. As additional information becomes available, estimates of probable losses are adjusted based on an assessment of the circumstances. Management believes that the outcome of these matters, individually and in the aggregate, will not have a material adverse effect on the consolidated financial statements.

Reclassifications: In 2005, VF began classifying Royalty Income as a separate component of Total Revenues, with related expenses classified in Marketing, Administrative and General Expenses. Prior years’ amounts have been reclassified to conform with the 2005 presentation.
Use of Estimates: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.
Note B — Acquisitions
VF acquired the common stock of Reef Holdings Corporation (“Reef”) on April 14, 2005 for a total cash cost of $187.7 million. Reef designs and markets surf-inspired products, including sandals, apparel, shoes and accessories under the Reef ® brand. This acquisition is consistent with VF’s strategy of acquiring strong lifestyle brands with superior growth potential. VF also acquired substantially all of the net assets of Holoubek, Inc. (“Holoubek”) on January 3, 2005. Holoubek has rights to manufacture and market certain apparel products, including t-shirts and fleece, under license from Harley-Davidson Motor Company, Inc. The cost was $26.3 million, consisting of $23.8 million in cash and $2.5 million in notes payable over a five-year period. In addition, $2.5 million in contingent consideration is payable in 2008 upon the occurrence of certain events. Any contingent consideration earned will be allocated to intangible assets. The acquisition of Reef and Holoubek are together referred to as the “2005 Acquisitions.”
During 2004, VF acquired the following four businesses for a total cash cost, including transaction costs, of $667.5 million (collectively referred to as the “2004 Acquisitions”):
•	The most significant transaction was the acquisition on June 30, 2004 of 100% of the common stock of Vans, Inc. (“Vans”) for a total cost of $373.1 million. Vans designs and markets Vans ® performance and casual footwear and apparel for skateboarders and other action sports participants and enthusiasts.

•	VF acquired the operating assets of Kipling ® bags, backpacks and accessories (“Kipling”) on June 14, 2004. Including the acquisition of the brand rights in the United States in late 2004, the total cost was $185.0 million.

•	On May 31, 2004, VF acquired 100% of the common stock of Green Sport Monte Bianco S.p.A., makers of Napapijri ® premium casual outdoor sportswear (“Napapijri”), for a total cost of $103.4 million.

•	VF acquired 51% ownership on June 2, 2004 of a newly formed company to market intimate apparel in Mexico for $6.0 million.
The Reef, Vans, Kipling and Napapijri businesses added lifestyle brands having global growth potential. Their brands are targeted to specific consumer groups, and their products extend across multiple categories. Reef, Vans and Kipling provided expertise and growth opportunities in two new product categories for VF — footwear and women’s accessories.
On August 27, 2003, VF acquired all of the common stock of Nautica Enterprises, Inc. (“Nautica”) for a total cash cost of $587.6 million. Nautica designs, sources and markets sportswear under the Nautica ® brand and licenses the brand for other apparel, accessories and home furnishings. The Nautica acquisition (i) provided a growth platform for sportswear, which was a new product category for VF, (ii) provided broader lifestyle product capabilities and (iii) expanded VF’s presence in the department store channel of distribution and in owned retail stores. In a separate transaction, VF acquired from a former officer of Nautica his rights to receive 50% of Nautica’s net royalty income, along with other rights in the Nautica ® name and trademarks. Under this agreement, VF paid $38.0 million at closing and will pay $33.0 million in each of 2006 and 2007. These noninterest-bearing amounts were recorded at their present value of $58.3 million. As potential additional consideration, VF will pay 31.7% of Nautica’s gross royalty revenues in excess of $34.7 million in any year through 2008, with any payments under this provision to be recorded as Goodwill. Gross royalty revenues for this purpose were $31.1 million in 2005. The acquisitions of Nautica and of the former officer’s rights are collectively referred to herein as the “Nautica Acquisition.”
Operating results of these acquisitions have been included in the consolidated financial statements since their respective acquisition dates.
The purchase price of each acquisition was allocated to the fair values of net tangible and intangible assets. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed for the 2005 Acquisitions and the 2004 Acquisitions at their respective dates of acquisition:

	2005	2004
In thousands	Acquisitions	Acquisitions
Cash and equivalents	$—	$59,899
Other current assets	52,602	159,343
Property, plant and equipment	2,127	20,034
Intangible assets	134,674	323,500
Other assets	2,747	48,867

Total assets acquired	192,150	611,643

Current liabilities	16,813	171,979
Long-term debt	—	1,619
Other liabilities, primarily deferred income taxes	40,860	86,745

Total liabilities assumed	57,673	260,343

Net assets acquired	134,477	351,300

Goodwill	79,536	316,199

Purchase price	$214,013	$667,499

Amounts assigned to acquired intangible assets were based on management’s evaluation of their fair values. Amounts assigned to major trademarks and tradenames that management believes have indefinite lives totaled $80.0 million for the 2005 Acquisitions and $233.1 for the 2004 Acquisitions. Amounts assigned to amortizable intangible assets for the 2005 Acquisitions totaled $54.7 million and consisted principally of $23.0 million of customer relationships and $30.7 million of licensing contracts. These assets were estimated to have weighted average useful lives of 24 years and 19 years, respectively, and are being amortized primarily using accelerated methods. Amortizable intangible assets for the 2004 Acquisitions totaled $90.4 million and consisted principally of $57.2 million of customer relationships and $24.4 million of licensing contracts having weighted average useful lives of 21 years and 8 years, respectively.
Any excess purchase price related to these acquisitions was recorded as Goodwill. Factors that contributed to the recognition of Goodwill for these acquisitions included (i) expected growth rates and profitability of the acquired companies, (ii) the ability to expand the brands globally, (iii) their experienced workforce, (iv) VF’s strategies for growth in sales, income and cash flows in the various wholesale, retail and licensing businesses and (v) expected synergies with existing VF business units. Goodwill of $48.0 million related to the 2004

Acquisitions is expected to be deductible for income tax purposes.
The following unaudited pro forma results of operations assume that the 2005 Acquisitions and the 2004 Acquisitions had occurred at the beginning of 2004. These pro forma amounts should not be relied on as an indication of the results of operations that VF would have achieved had the acquisitions taken place at a different date or of future results that VF might achieve:

In thousands, except per share amounts	2005	2004 *
Total revenues	$6,541,886	$6,466,348
Income before cumulative effect of a change in accounting policy	523,367	456,772

Earnings per common share — income before cumulative effect of a change in accounting policy:
Basic	$4.69	$4.14
Diluted	4.58	4.05

*	Pro forma operating results for 2004 include expenses totaling $59.6 million ($0.41 basic and $0.40 diluted per share) for settlement of stock options, severance payments under management contracts and other transaction expenses incurred by the acquired businesses related to their acquisition by VF.
VF recorded various restructuring charges in connection with the purchase price allocation of the 2004 Acquisitions and the Nautica Acquisition in 2003. Remaining cash payments related to these actions will be substantially completed during 2006. Activity in the restructuring accruals is summarized as follows:
2004 Acquisitions:

			Lease and
		Facilities	Contract
In thousands	Severance	Exit Costs	Termination	Total
Accrual for 2004 Acquisitions	$24,562	$811	$1,593	$26,966
Cash payments	(20,667)	—	(176)	(20,843)

Balance, December 2004	3,895	811	1,417	6,123
Additional accrual	2,133	—	5,838	7,971
Write-off of assets	—	(624)	(938)	(1,562)
Cash payments	(5,073)	(170)	(3,114)	(8,357)

Balance, December 2005	$955	$17	$3,203	$4,175

Nautica Acquisition (2003):

		Facilities	Lease
In thousands	Severance	Exit Costs	Termination	Total
Accrual for Nautica Acquisition	$6,564	$403	$13,603	$20,570
Cash payments	(520)	—	(655)	(1,175)

Balance, December 2003	6,044	403	12,948	19,395
Additional accrual	3,682	—	—	3,682
Write-off of assets	—	(376)	—	(376)
Cash payments	(4,322)	(27)	(12,948)	(17,297)

Balance, December 2004	5,404	—	—	5,404
Cash payments	(5,191)	—	—	(5,191)

Balance, December 2005	$213	$—	$—	$213

Note C — Disposition of Businesses
The children’s playwear business (“VF Playwear”) was sold in 2004 for cash and notes totaling $17.1 million. Under the sale agreement, VF agreed to purchase $150.0 million of branded childrenswear from the acquirer over a 10 year period for sale in its outlet stores. Due to this ongoing involvement, VF Playwear does not qualify for treatment as a discontinued operation. VF Playwear contributed revenues of $87.5 million in 2004 and $145.2 million in 2003 and incurred operating losses of $0.5 million, $14.0 million and $7.7 million in 2005, 2004 and 2003, respectively. Operating results in 2004 included net charges of $9.5 million related to the disposal of the business.
During 2002, VF sold certain assets of its former swimwear and private label knitwear businesses and completed the liquidation of substantially all of their retained assets and liabilities. Those businesses were accounted for as discontinued operations under FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in our 2002 consolidated financial statements. All remaining net liabilities of those discontinued businesses were extinguished, resulting in net cash outflows of $1.4 million in 2003 and $3.3 million in 2004. The accompanying 2003 and 2004 Consolidated Statements of Cash Flows have been revised to combine the individual cash flows of the discontinued operations with VF’s other cash flows from operating and investing activities; the effect on any line was not significant. We had previously reported the net cash outflows of these discontinued businesses on a combined basis in a separate caption.

Note D — Accounts Receivable

In thousands	2005	2004
Trade	$762,840	$757,356
Royalty and other	56,672	53,490

Total accounts receivable	819,512	810,846
Less allowance for doubtful accounts	55,328	59,264

Accounts receivable, net	$764,184	$751,582

Note E — Inventories

In thousands	2005	2004
Finished products	$853,309	$744,517
Work in process	86,568	89,673
Materials and supplies	141,203	139,058

Inventories	$1,081,080	$973,248

Note F — Property, Plant and Equipment

In thousands	2005	2004
Land	$50,374	$52,989
Buildings and improvements	491,382	502,369
Machinery and equipment	1,009,655	984,132

Property, plant and equipment, at cost	1,551,411	1,539,490
Less accumulated depreciation	987,356	967,236

Property, plant and equipment, net	$564,055	$572,254

Note G — Intangible Assets

	Weighted			Net
	Average		Accumulated	Carrying
Dollars in thousands	Life	Cost	Amortization	Amount
December 2005
Amortizable intangible assets*:
License agreements	24 years	$146,874	$18,083	$128,791
Customer relationships	22 years	89,604	7,755	81,849
Trademarks and other	10 years	5,173	1,147	4,026

Amortizable intangible assets, net				214,666

Indefinite-lived intangible assets:
Trademarks and tradenames				529,647

Intangible assets, net				$744,313

	Weighted			Net
	Average		Accumulated	Carrying
	Life	Cost	Amortization	Amount
December 2004
Amortizable intangible assets*:
License agreements	25 years	$114,623	$7,343	$107,280
Customer relationships	21 years	71,305	2,797	68,508
Trademarks and other	10 years	7,874	2,409	5,465

Amortizable intangible assets, net				181,253

Indefinite-lived intangible assets:
Trademarks and tradenames				458,267

Intangible assets, net				$639,520

*	Amortization of license agreements and customer relationships – accelerated methods; other — straight-line method.
Cost and accumulated amortization of $5.2 million were eliminated from Trademarks and Other in 2004 because the underlying intangible assets became fully amortized in that year.
Amortization expense was $16.7 million in 2005, $15.4 million in 2004 (including an impairment charge of $1.1 million for a miscellaneous intangible asset) and $3.6 million in 2003. Estimated amortization expense for the years 2006 through 2010 is $17.2 million, $17.0 million, $13.9 million, $12.2 million and $11.6 million, respectively.

Note H — Goodwill
Activity is summarized by business segment as follows:

			Intimate
In thousands	Jeanswear	Outdoor	Apparel	Imagewear	Sportswear
Balance, December 2002	$186,466	$119,051	$111,592	$56,246	$—
Nautica Acquisition	—	—	—	—	217,178
Currency translation	8,404	2,035	—	—	—

Balance, December 2003	194,870	121,086	111,592	56,246	217,178
2004 Acquisitions	—	310,175	6,000	—	24
Adjustments to purchase price allocation	—	—	—	—	(3,012)
Currency translation	3,750	13,685	—	—	—

Balance, December 2004	198,620	444,946	117,592	56,246	214,190
2005 acquisition	—	79,536	—	—	—
Adjustments to purchase price allocation	—	6,197	—	—	(306)
Currency translation	(4,935)	(14,983)	—	—	—
Other	—	—	(66)	—	—

Balance, December 2005	$193,685	$515,696	$117,526	$56,246	$213,884

Note I — Other Assets

In thousands	2005	2004
Investment securities held for deferred compensation plans	$185,915	$167,715
Other investment securities	40,999	45,116
Computer software, net of accumulated amortization of $37,289 in 2005 and $45,057 in 2004	69,184	63,810
Pension plan intangible asset (Note N)	41,932	46,960
Deferred income taxes	15,420	12,476
Other	46,840	46,265

Other assets	$400,290	$382,342

Investment securities held for deferred compensation plans consist of marketable securities and life insurance contracts. These investment securities are substantially the same as the participant-directed investment selections underlying the deferred compensation liabilities (Note M). These securities, held in an irrevocable trust, are recorded at fair value. The difference between the carrying value of these securities and the amount of deferred compensation liabilities is primarily due to participant-directed investments in VF Common Stock, which are treated for financial accounting purposes as treasury stock (Note O). Realized and unrealized gains and losses on these securities are recorded in the Consolidated Statements of Income and substantially offset losses and gains resulting from changes in deferred compensation liabilities to participants.

Other investment securities held primarily to support liabilities under the supplemental defined benefit pension plan (Note M) consist of marketable securities and life insurance contracts. These securities, held in an irrevocable trust, are recorded at fair value. Realized gains and losses on these securities are recorded in the Consolidated Statements of Income, and unrealized gains and losses, net of income taxes, are recorded in Accumulated Other Comprehensive Income (Loss).
VF is the beneficiary of the life insurance policies mentioned above on certain current and former members of VF management. Policy loans against the cash value of these policies are not significant.
Note J — Short-term Borrowings

In thousands	2005	2004
International bank credit agreement (Note L):
Revolving credit (euro denominated)	$12,014	$—
Term loan (euro demoninated)	48,056	—
Term loan	40,000	—
Other	38,886	42,830

Short-term borrowings	$138,956	$42,830

Short-term borrowings, all from foreign banks, had a weighted average interest rate of 5.5% at the end of 2005 and 7.0% at the end of 2004.
VF maintains a $750.0 million unsecured committed revolving bank credit agreement that supports issuance of up to $750.0 million in commercial paper or is otherwise available for general corporate purposes. This agreement, which expires in September 2008, requires VF to pay a facility fee of 0.09% per year and contains a financial covenant requiring VF’s ratio of consolidated indebtedness to consolidated capitalization to remain below 60%. The agreement also contains other covenants and events of default, including limitations on liens, subsidiary indebtedness and sales of assets, and a $50.0 million cross-acceleration event of default. If VF fails in the performance of any covenant under this agreement, the banks may terminate their obligation to lend, and any bank borrowings outstanding under this agreement may become due and payable. At the end of 2005, VF was in compliance with all covenants. Also at the end of 2005, the entire amount of the credit agreement was available for borrowing, except for $12.6 million related to standby letters of credit issued under the agreement on behalf of VF.

Note K — Accrued Liabilities

In thousands	2005	2004
Compensation	$118,629	$130,299
Stock-based compensation (Note A)	—	11,285
Income taxes	65,896	39,750
Other taxes	45,897	51,829
Minimum pension liability (Note N)	75,000	55,000
Advertising	24,311	29,374
Insurance	18,497	25,831
Interest	9,624	14,989
Deferred income taxes	5,182	4,468
Product warranty claims (Note M)	8,533	7,193
Other	155,762	188,197

Accrued liabilities	$527,331	$558,215

Note L — Long-term Debt

In thousands	2005	2004
6.75% notes, due 2005	$—	$100,000
8.10% notes, due 2005	—	300,000
8.50% notes, due 2010	200,000	200,000
6.00% notes, due 2033	292,332	292,230
International revolving credit agreement (euro-denominated)	120,140	—
Other	69,212	65,641

Total long-term debt	681,684	957,871
Less current portion	33,956	401,232

Long-term debt, due beyond one year	$647,728	$556,639

The notes contain customary covenants and events of default, including limitations on liens and sale-leaseback transactions and a cross-acceleration event of default. The cross-acceleration is triggered for all notes if more than $50.0 million of other debt is in default and has been accelerated by the lenders. If VF fails in the performance of any covenant under the indenture that governs the respective notes, the trustee or lenders may declare the principal due and payable immediately. At the end of 2005, VF was in compliance with all covenants. VF may redeem the 8.50% and the 6.00% notes, in whole or in part, at a price equal to 100% of the principal amount, plus accrued interest to the redemption date and a premium (if any) relating to the then-prevailing treasury yield over the remaining life of the obligations.
The 6.00% notes, having a principal balance of $300.0 million, are recorded net of unamortized original issue discount. Interest Expense is recorded at an effective annual interest rate of 6.19%, including amortization of the original issue discount, deferred gain on the interest rate hedging contract (Note U) and debt issuance costs.

During 2005, certain international subsidiaries, with VF as guarantor, entered into an international bank credit agreement consisting of three unsecured committed credit facilities. The credit facilities consisted of (i) a euro-denominated five year revolving credit agreement for a U.S. dollar equivalent amount of $210.2 million, (ii) a euro-denominated two year term loan for a U.S. dollar equivalent of $48.1 million and (iii) a U.S. dollar-denominated two year term loan for $40.0 million. All borrowings under the agreement are short-term (up to six months) notes that can be continued for the full term of the respective credit facility. The full amount of the revolving credit agreement will be available for the five year period, while amounts borrowed and repaid under the two year term loans cannot be continued. The terms and conditions of the international bank credit agreement are similar to those of VF’s existing $750.0 million domestic credit agreement (Note J). The revolving credit facility is available for general working capital purposes. The two year term loans were used to fund the payment of intercompany dividends under the American Jobs Creation Act of 2004 by certain international subsidiaries (Note Q). Amounts under the revolving credit agreement and under the two year term loans that are expected to be repaid during 2006 are classified as Short-term Borrowings at the end of 2005 (Note J). VF has no intent to pay down $120.1 million outstanding under the five year revolving credit agreement throughout 2006. Accordingly, that amount is classified in Long-term Debt. Borrowings outstanding at the end of 2005 under the revolving credit agreement bear interest at 2.67%. When borrowings exceed two-thirds of the maximum amount available under the revolving credit agreement, there is an annual utilization fee of 0.05% for amounts borrowed. In addition, there is an annual commitment fee of 0.06% for unborrowed amounts.
Other debt includes $66.0 million principal amount payable to a former officer of Nautica, of which $33.0 million is payable in each of 2006 and 2007 (Note B). These noninterest-bearing installments were recorded at discounts of 3.25% and 3.84%, respectively, reflecting VF’s incremental borrowing rates for those periods at the time this debt was incurred. The discounts are being amortized as Interest Expense over the lives of these obligations. The carrying value of this debt was $63.3 million at the end of 2005 and $61.1 million at the end of 2004.
The scheduled payments of long-term debt are $152.8 million in 2007 (including the euro borrowing classified as long-term above), $1.3 million in 2008, $0.7 million in 2009 and $200.5 million in 2010.
Note M — Other Liabilities

In thousands	2005	2004
Deferred compensation	$200,207	$186,834
Minimum pension liability (Note N)	96,928	102,009
Accrued pension benefits (Note I and N)	60,388	56,512
Income taxes (Note Q)	71,315	83,033
Deferred income taxes	23,741	16,093
Product warranty claims	23,205	26,976
Other	63,877	64,674

Other liabilities	$539,661	$536,131

VF maintains deferred compensation plans for the benefit of eligible employees. These plans allow participants to defer compensation and, for a portion of the deferred amounts, receive matching contributions from VF. Deferred compensation, including accumulated earnings on the participant-directed investment options, is distributable in cash at employee-specified dates or upon retirement, death, disability or termination of employment. See Note I for investment securities owned by VF to fund liabilities under certain of these deferred compensation plans.
Activity relating to accrued product warranty claims is summarized as follows:

In thousands	2005	2004	2003
Balance, beginning of year	$34,169	$28,852	$25,782
Balances of acquired businesses	—	347	—
Accrual for products sold during the year	7,967	10,788	10,597
Repair or replacement costs incurred	(8,910)	(6,840)	(8,552)
Currency translation	(1,488)	1,022	1,025

Balance, end of year	31,738	34,169	28,852
Less current portion (Note K)	8,533	7,193	8,426

Long-term portion	$23,205	$26,976	$20,426

Note N — Retirement and Savings Benefit Plans
Defined Benefit Pension Plans: VF sponsors a noncontributory qualified defined benefit pension plan covering most full-time domestic employees initially employed before 2005, other than employees of companies acquired in 2004 and 2003. For employees covered by the defined benefit pension plan, VF also sponsors an unfunded supplemental defined benefit pension plan that provides benefits computed under VF’s principal defined benefit plan that exceed limitations imposed by income tax regulations. These defined benefit plans provide pension benefits based on compensation levels and years of service. The effect of these pension plans on income was as follows:

Dollars in thousands	2005	2004	2003
Service cost — benefits earned during the year	$20,541	$22,470	$18,475
Interest cost on projected benefit obligations	61,351	59,272	53,883
Expected return on plan assets	(63,738)	(59,728)	(48,225)
Curtailment charge	—	7,100	—
Amortization of:
Prior service cost	3,480	3,960	3,138
Actuarial loss	21,463	24,697	28,425

Total pension expense	$43,097	$57,771	$55,696

Assumptions used to determine pension expense:
Discount rate	6.10%	6.00%	6.75%
Expected long-term return on plan assets	8.50%	8.50%	8.75%
Rate of compensation increase	3.75%	3.75%	4.00%
The $7.1 million partial pension plan curtailment charge in 2004 related to reductions in the number of plan participants, including $2.9 million related to the disposition of VF Playwear (Note C).
The following provides a reconciliation of the changes in fair value of the pension plans’ assets and projected benefit obligations, and their funded status, based on a September 30 measurement date:

Dollars in thousands	2005	2004
Fair value of plan assets, beginning of year	$733,806	$647,723
Actual return on plan assets	98,204	68,583
VF contributions	57,761	57,947
Benefits paid	(42,273)	(40,447)

Fair value of plan assets, end of year	847,498	733,806

Projected benefit obligations, beginning of year	1,006,430	957,437
Service cost	20,541	22,470
Interest cost	61,351	59,272
Plan amendments	—	25,783
Partial plan curtailment	—	(3,188)
Actuarial (gain) loss	110,935	(14,897)
Benefits paid	(42,273)	(40,447)

Projected benefit obligations, end of year	1,156,984	1,006,430

Funded status, end of year	(309,486)	(272,624)
Unrecognized net actuarial loss	322,733	267,727
Unrecognized prior service cost	29,163	32,642

Pension asset, net	$42,410	$27,745

Amounts included in Consolidated Balance Sheets:
Noncurrent assets	$41,932	$46,960
Current liabilities	(75,000)	(55,000)
Noncurrent liabilities	(157,316)	(158,521)
Accumulated other comprehensive income (loss)	232,794	194,306

	$42,410	$27,745

Assumptions used to determine benefit obligations:
Discount rate	5.75%	6.10%
Rate of compensation increase	3.75%	3.75%
Differences between actual results and amounts determined using actuarial assumptions are deferred and amortized as a component of future years’ pension expense. Unrecognized actuarial gains and losses are amortized to pension expense as follows: amounts in excess of 20% of projected benefit obligations at the beginning of the year are amortized over five years; amounts totaling 10% to 20% of projected benefit obligations are amortized over ten years; and amounts totaling less than 10% of the lower of plan assets or projected benefit obligations are not amortized.
Management’s investment strategy is to invest the plan’s assets in a diversified portfolio of domestic and international equity, fixed income and real estate securities to provide long-term growth in plan assets. This strategy, the resulting allocation of plan assets and the selection of independent investment managers are reviewed periodically. There are no investments in VF debt or equity securities.
The expected long-term rate of return on plan assets was based on the weighted average of the expected returns for the major asset classes in which the plan invests. Expected returns by asset class were developed through analysis of historical market returns, current market conditions, inflation expectations and other economic factors. The assumed rate of return on plan assets of 8.50% in 2005 was lower than actual long-term historical returns. The target allocation by asset class, and the actual asset allocations at the latest measurement dates, were as follows:

	Target	September 30
	Allocation	2005	2004
Equity securities	65%	71%	71%
Fixed income securities	30	21	21
Real estate securities	5	8	8

	100%	100%	100%

VF makes contributions to the plan sufficient to meet minimum funding requirements under applicable laws, plus additional amounts as recommended by VF’s independent actuary. Although VF is not required to make a contribution to the qualified pension plan during 2006 under applicable regulations, VF contributed $75.0 million to this plan in January 2006. Estimated future benefit payments, including benefits attributable to estimated future employee service, are approximately $45 million in 2006, $47 million in 2007, $50 million in 2008, $53 million in 2009, $56 million in 2010 and $342 million for the years 2011 through 2015.
The projected benefit obligation at any pension plan measurement date is the present value of vested and unvested pension benefits based on both past and projected future employee service and compensation levels. The accumulated benefit obligation is the present value of vested and unvested pension benefits earned through the measurement date, without projection to future periods. Accumulated benefit obligations earned through the respective measurement dates for these plans totaled $1,079.8 million in 2005 and $947.3 million in 2004. The excess of accumulated benefit obligations over the sum of the fair value of plan assets and previously accrued pension liabilities, termed the “minimum pension liability,” was $171.9 million in 2005 and $157.0 million in 2004. This minimum pension liability resulted in a charge to Accumulated Other Comprehensive Income (Loss). At the end of 2005, $75.0 million of the minimum pension liability was classified as a current liability because VF contributed that amount to the pension plan in early 2006; similarly, $55.0 million was classified as a current liability at the end of 2004.
Other Retirement and Savings Plans: VF also sponsors defined contribution retirement and savings plans. For domestic employees hired after 2004 and employees of businesses acquired in 2004 and 2003, VF contributes a specified percentage of an employee’s gross earnings to a qualified retirement plan. VF also sponsors 401(k) and other savings and retirement plans for certain domestic and foreign employees where cash contributions are based on a specified percentage of employee contributions. Expense for these plans totaled $14.0 million in 2005, $12.6 million in 2004 and $12.5 million in 2003.
VF participates in multiemployer retirement benefit plans for certain of its union employees. Contributions are made to these plans in amounts provided by the collective bargaining agreements and totaled $0.1 million in each of 2005 and 2004 and $0.2 million in 2003. If there were a significant reduction in its union employment levels, VF may be required to pay a potential withdrawal liability if the respective plans were underfunded at the time of withdrawal. During 2003, VF recognized a $7.7 million expense when it was determined that probable withdrawal liabilities existed due to reductions in union-based employment. During 2004, VF recognized an additional $1.0 million expense and, during 2005, recognized a $4.2 million reduction in expense based on new information about the probable amount of the liability.
Note O — Capital
Common Stock outstanding is net of shares held in treasury, and in substance retired. There were 4,962,478 treasury shares at the end of 2005, 1,098,172 at the end of 2004 and 1,297,953 at the end of 2003. The excess of the cost of treasury shares acquired over the $1 per share stated value of Common Stock is deducted from Retained Earnings. In addition, 269,043 shares of VF Common Stock at the end of 2005, 256,088 shares at the end of 2004 and 242,443 shares at the end of 2003 were held in trust for deferred compensation plans. These additional shares are treated for financial reporting purposes as treasury shares at a cost of $9.9 million, $9.2 million and $8.4 million at the end of 2005, 2004 and 2003, respectively.
Preferred Stock consists of 25,000,000 authorized shares at $1 par value.
Series A Preferred Stock: At the end of 2005, 2,000,000 shares are designated as Series A Preferred Stock, of which none has been issued. Each outstanding share of Common Stock has a Series A Preferred Stock purchase right attached to it. If an outside party acquires 15% or more of the Common Stock, each holder of Common Stock will be able to exercise the attached rights. After a right is exercisable, its holder will be able to buy 1/100 share of Series A Preferred Stock for $175. Alternatively, after an outside party acquires 15% or more of the Common Stock, each holder of a right (other than the acquirer) will be able to (i) purchase, for $175, Common Stock having a market value of $350 or (ii) exchange each right for a share of Common Stock. If VF is involved in a business combination or sale after an outside party acquires 15% of the Common Stock, then each holder of a right (other than the acquirer) will be able to purchase, for $175, common stock of the other party to the business combination or sale having a market value of $350. The rights, which expire in January 2008, may be redeemed at $0.01 per right prior to their becoming exercisable.
Series B Redeemable Preferred Stock: At the end of 2005, 2,105,263 shares are designated as 6.75% Series B Redeemable Preferred Stock. All shares are owned by an employee stock ownership plan (“ESOP”) that is part of a VF-sponsored 401(k) plan. Changes in shares of Preferred Stock outstanding are summarized as follows:

	2005	2004	2003
Balance, beginning of year	843,814	971,250	1,195,199
Conversion to Common Stock	(88,296)	(127,436)	(223,949)

Balance, end of year	755,518	843,814	971,250

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
Accumulated Other Comprehensive Income: Other comprehensive income consists of certain changes in assets and liabilities that are not included in Net Income under generally accepted accounting principles but are instead reported within a separate component of Common Stockholders’ Equity. Amounts comprising Accumulated Other Comprehensive Income (Loss) in the Consolidated Balance Sheets, net of related income taxes, are summarized as follows:

In thousands	2005	2004
Foreign currency translation	$(42,449)	$(1,816)
Minimum pension liability adjustment	(143,192)	(119,138)
Derivative financial instruments	7,296	(5,141)
Unrealized gains on marketable securities	13,543	13,024

Accumulated other comprehensive income (loss)	$(164,802)	$(113,071)

Note P — Stock-based Compensation
VF may grant nonqualified stock options, restricted stock units (“RSUs”) and restricted stock to officers and key employees and also to nonemployee members of VF’s Board of Directors under the 1996 Stock Compensation Plan approved by stockholders. Compensation cost for all awards expected to vest is recognized over the shorter of the requisite service period or the vesting period. For stock option awards having pro rata vesting over a three year period, each individual vesting period is used. Total compensation cost for 2005 (including cost recognized for stock options) and the related income tax benefits for those awards recognized in the Consolidated Statement of Income were $43.8 million and $16.1 million, respectively (exclusive of amounts included in the Cumulative Effect of a Change in Accounting Policy). See Note A to the Consolidated Financial Statements. Total compensation cost and related income tax benefits for stock-based compensation under the prior rules (which did not require cost to be recognized for stock options) were $11.0 million and $4.0 million, respectively, for 2004 and $1.6 million and $0.6 million, respectively, for 2003. Stock-based compensation cost capitalized as part of inventory at December 2005 was $0.8 million; amounts in prior years were not significant. At the end of 2005, there was $22.7 million of total unrecognized compensation cost related to nonvested stock-based compensation arrangements, which is expected to be recognized over a weighted average period of 0.8 years.
At the end of 2005, there were 5,938,458 shares available for future grants of stock options and stock awards under the 1996 Stock Compensation Plan, of which no more than 1,658,101 may be grants of restricted stock or shares delivered in settlement of RSUs. VF has a practice of repurchasing shares of Common Stock in the open market to offset dilution caused by exercises of stock options and other stock-based payments.
Stock Options: Stock options are granted at a price equal to the market price of VF Common Stock on the date of grant. Stock options vest over one to three years of continuous service after the date of grant and expire ten years after the date of grant. Beginning with the 2005 stock option grants, the fair value on the date of grant of each option award (or each vesting period for awards having pro rata vesting over a three year period) was estimated using a lattice option-pricing valuation model, which incorporates a range of assumptions for inputs between the grant date of the options and the date of expiration. For 2004 and 2003 stock option grants, fair value was estimated using the Black-Scholes option-pricing model in which each assumption was based on a single average input instead of a range of inputs over the life of the options. The assumptions used and the resulting weighted average fair value of stock options granted during 2005 using the lattice valuation model and for stock options granted during 2004 and 2003 using the Black-Scholes valuation model are summarized below:

	2005	2004	2003
Expected volatility	19% - 30%	35%	36%
Weighted average volatility	23%	—	—
Expected term (in years)	5.3 to 7.6	4.0	4.0
Dividend yield	2.2%	2.4%	2.9%
Risk-free interest rate	2.8% - 4.1%	2.6%	2.6%

Weighted average fair value at date of grant	$13.04	$11.64	$8.33
Volatility is the measure of change in the market price of VF Common Stock from period to period. Expected volatility over the contractual term of an option was based on the implied volatility from publicly traded options on VF Common Stock and the historical volatility of VF Common Stock. The expected term represents the period of time that options granted are expected to be outstanding before exercise. VF used historical data to estimate both voluntary and involuntary option exercise behaviors and to estimate employee terminations. Groups of employees that have historically exhibited similar option exercise behaviors were considered separately in estimating the expected term. Dividend yield represents expected dividends on VF Common Stock for the contractual life of the options. Risk-free interest rates for the periods during the contractual life of the option were the implied yields at the date of grant from the U.S. Treasury zero coupon yield curve.
Stock option activity for 2005 is summarized as follows:

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
	Number	Exercise	Contractual	Value
	Outstanding	Price	Term (years)	(In thousands)
Outstanding, December 2004	9,629,956	$39.10
Granted	2,408,000	60.20
Exercised	(2,576,533)	38.20
Forfeited/cancelled	(73,219)	56.36

Outstanding, December 2005	9,388,204	44.62	7.3	$112,048

Exercisable, December 2005	6,145,739	39.10	5.4	$99,789

The total fair value of stock options vested during 2005 was $18.5 million, during 2004 was $21.3 million and during 2003 was $19.8 million. Intrinsic value is the amount by which the fair value of VF Common Stock exceeds the exercise price of the stock option. The total intrinsic value of stock options exercised during 2005 was $53.6 million, during 2004 was $36.0 million and during 2003 was $11.1 million.
Restricted Stock Units: VF has granted performance-based RSUs to certain key employees as a long-term incentive. These RSUs entitle the participants to receive shares of VF Common Stock at the end of a three year performance period. Each RSU has a final value ranging from zero to two shares of VF Common Stock. For the 2005 and 2004 grants, the number of shares to be earned was based on achievement of performance goals for profitability and sales growth set by the Compensation Committee of the Board of Directors. For the 2003 grants, the number of shares to be earned was based on the three year total return of

VF Common Stock compared with a peer group of apparel companies. Dividend equivalents, payable in additional shares of VF Common Stock, accrue on the RSUs. Shares earned at the end of each three year performance period are issued to participants in the following year, unless they elect to defer receipt of the shares.
Activity for the performance-based RSUs in 2005 is summarized as follows:

		Weighted Average
	Number	Grant Date
	Outstanding	Fair Value
Outstanding, December 2004	375,971	$41.61
Vested at end of 2004, with Common Stock distributable in 2005	(42,348)	40.38
Granted	300,400	54.80
Forfeited/cancelled	(18,508)	41.90

Outstanding, December 2005	615,515	48.12

Vested, December 2005	43,247	34.00

The grant date fair value of performance-based RSUs granted during 2005, 2004 and 2003 was $54.80, $43.18 and $34.00, respectively, per RSU. The total value of awards outstanding at the end of 2005 was $26.4 million, of which a total of 36,921 shares of VF Common Stock having a value of $2.0 million were earned for the three year performance period ended in 2005 and distributable in early 2006. Similarly, 23,727 shares of VF Common Stock with a value of $1.3 million were earned for the performance period ended in 2004, and 25,064 shares of VF Common Stock with a value of $1.1 million were earned for the performance period ended in 2003.
In addition, in 2005 VF granted 10,000 RSUs having a grant date fair value of $54.80 per RSU to a senior executive. Each RSU entitles the holder to one share of VF Common Stock, without a performance adjustment, and will vest in 2007. The value of these RSUs was $0.6 million at the end of 2005.
A total of 108,096 shares of Common Stock are issuable in future years to participants who have elected to defer receipt of their shares earned.
Restricted Stock: VF has granted restricted shares of VF Common Stock to certain executive officers. Dividends are payable in additional restricted shares at the time the original restricted shares vest. Activity for 2005 is summarized below:

		Weighted Average
	Shares	Grant Date
	Outstanding	Fair Value
Nonvested, December 2004	62,611	$37.32
Dividend equivalents	1,176	58.50
Vested	(63,787)	37.70

Nonvested, December 2005	—	—

These shares of VF Common Stock, having a fair value of $3.5 million, vested at the end of 2005 and are no longer restricted.
Note Q — Income Taxes
The provision for Income Taxes was computed based on the following amounts of Income before Income Taxes and Cumulative Effect of a Change in Accounting Policy:

In thousands	2005	2004	2003
Domestic	$558,178	$545,516	$459,507
Foreign	212,635	166,604	138,999

Income before income taxes and cumulative effect of a change in accounting policy	$770,813	$712,120	$598,506

The provision for Income Taxes consists of:

In thousands	2005	2004	2003
Current:
Federal	$175,594	$170,649	$132,160
Foreign	58,754	38,703	29,912
State	17,487	11,894	7,540

	251,835	221,246	169,612
Deferred, primarily federal	443	16,172	30,961

Income taxes	$252,278	$237,418	$200,573

The reasons for the difference between income taxes computed by applying the statutory federal income tax rate and income tax expense in the financial statements are as follows:

In thousands	2005	2004	2003
Tax at federal statutory rate	$269,785	$249,242	$209,477
State income taxes, net of federal tax benefit	4,193	5,525	7,459
Foreign operating losses with no current benefit	11,166	7,276	2,476
Foreign rate differences	(35,816)	(18,311)	(9,674)
American Jobs Creation Act of 2004	5,239	—	—
Change in valuation allowance	(3,329)	(6,297)	(3,068)
Other, net	1,040	(17)	(6,097)

Income taxes	$252,278	$237,418	$200,573

The American Jobs Creation Act of 2004 (“the Act”) contained a one-time incentive for repatriation of foreign earnings at a 5.25% effective income tax rate. During 2005, VF repatriated $153.0 million of foreign earnings subject to the Act and recorded an incremental income tax expense of $5.2 million.
Deferred income tax assets and liabilities consist of the following:

In thousands	2005	2004
Deferred income tax assets:
Inventories	$26,237	$24,121
Employee benefits	73,748	58,305
Other accrued expenses	131,724	145,390
Minimum pension liability	89,602	73,985
Foreign currency translation	20,712	—
Operating loss carryforwards	145,115	148,868

	487,138	450,669
Valuation allowance	(107,301)	(109,202)

Deferred income tax assets	379,837	341,467

Deferred income tax liabilities:
Depreciation	28,641	34,517
Intangible assets	191,717	155,068
Unremitted foreign earnings	27,176	24,259
Other	39,032	36,370

Deferred income tax liabilities	286,566	250,214

Net deferred income tax assets	$93,271	$91,253

In thousands	2005	2004
Amounts included in Consolidated Balance Sheets:
Current assets	$106,774	$99,338
Current liabilities	(5,182)	(4,468)
Noncurrent assets	15,420	12,476
Noncurrent liabilities	(23,741)	(16,093)

	$93,271	$91,253

As of the end of 2005, VF has not provided deferred U.S. income taxes on $226.1 million of undistributed earnings of international subsidiaries where the earnings are considered to be permanently invested. The undistributed earnings would become taxable in the United States if it becomes advantageous for business, tax or foreign exchange reasons to remit foreign cash balances to the United States. Because of increased investment and employment levels, VF has been granted a lower effective income tax rate in one foreign subsidiary. This lower rate, when compared with the country’s statutory rate, resulted in an income tax reduction of $15.2 million ($0.13 per diluted share) in 2005, $12.1 million ($0.11 per share) in 2004 and $9.2 million ($0.08 per share) in 2003. The tax status providing this benefit is scheduled to expire at the end of 2009.
VF has $102.7 million of foreign operating loss carryforwards and $5.7 million of foreign capital loss carryforwards, with $4.1 million expiring in 2006, $3.3 million in 2007, $0.3 million in 2008, $1.9 million in 2009 and $3.5 million in 2010; of the remainder, $45.7 million have an unlimited carryforward life. In addition, there are $23.9 million of federal operating loss carryforwards that expire between 2017 and 2020 and $12.8 million of state operating loss carryforwards that expire between 2006 and 2021. Some of the foreign and substantially all of the federal and state operating losses relate to acquired companies for periods prior to their acquisition by VF. A valuation allowance has been provided where it is more likely than not, based on an evaluation of currently available information, that the deferred tax assets relating to those loss carryforwards will not be realized. Valuation allowances totaled $104.3 million for foreign carryforwards and $3.0 million for state carryforwards. Interest Income in 2003 included $5.7 million related to settlement of federal income tax issues.
As of the end of 2005, VF had accrued $71.3 million for known income tax exposures that have been raised, or that management has reason to believe will be raised, by various tax authorities. Approximately one-fourth of the exposures relate to acquired companies for periods prior to their acquisition by VF. This accrual includes interest, net of the tax benefit of the interest deductions. Amounts accrued are expected to be paid in years after 2006, although VF attempts to resolve these matters as quickly as possible.
Note R — Segment Information
For internal management and reporting purposes, VF’s businesses are organized principally by product categories, and by brands within those product categories. These groupings of businesses are referred to as “coalitions.” These coalitions, as described below, represent VF’s reportable segments:
•	Jeanswear — Jeanswear and related products

•	Outdoor — Outerwear and adventure apparel, footwear, daypacks and bags, and technical equipment

•	Intimate Apparel — Women’s intimate apparel

•	Imagewear — Occupational apparel, licensed sports apparel and distributor knitwear

•	Sportswear — Fashion sportswear

•	Other — VF Outlets and VF Playwear, which was sold in 2004 (Note C)
Responsibility for the Earl Jean business was transferred from the Sportswear coalition to the Jeanswear coalition at the beginning of 2005. Accordingly, business segment information presented for 2004 and 2003 has been restated to conform with this organizational structure. Regarding the 2005 Acquisitions, Reef is part of the Outdoor coalition, and Holoubek is part of the Imagewear coalition.
Management at each of the coalitions has direct control over and responsibility for its revenues, operating income and assets, hereinafter termed Coalition Revenues, Coalition Profit and Coalition Assets, respectively. VF management evaluates operating performance and makes investment and other decisions based on Coalition Revenues and Coalition Profit. Accounting policies used for internal management reporting at the individual coalitions are consistent with those stated in Note A, except as stated below and except that inventories are valued on a FIFO basis. Common costs such as information systems processing, retirement benefits and insurance are allocated to the coalitions based on appropriate metrics such as usage or employment.
Corporate costs other than costs directly related to the coalitions and net interest expense are not controlled by coalition management and are therefore excluded from the Coalition Profit performance measure used for internal management reporting. These items are separately presented in the reconciliation of Coalition Profit to

Income before Income Taxes and Cumulative Effect of a Change in Accounting Policy.
Corporate and Other Expenses (presented separately in the following table) consists of corporate headquarters expenses that are not allocated to the coalitions (including compensation and benefits of corporate management and staff, certain legal and professional fees, and administrative and general) and other expenses related to but not allocated to the coalitions for internal management reporting (including development costs for management information systems, certain costs of maintaining and enforcing VF’s trademarks, adjustments for the LIFO method of inventory valuation and miscellaneous consolidating adjustments).
Coalition Assets, for internal management purposes, are those used directly in the operations of each business unit, such as accounts receivable, inventories and property. Corporate assets include investments held in trusts for deferred compensation and retirement benefit plans and information systems assets.
Financial information for VF’s reportable segments is as follows:

In thousands	2005*	2004	2003
Coalition revenues:
Jeanswear	$2,697,066	$2,706,364	$2,695,717
Outdoor	1,454,872	1,011,508	582,879
Intimate Apparel	848,222	906,522	832,049
Imagewear	805,775	770,293	727,877
Sportswear	650,813	618,763	252,174
Other	45,629	111,138	154,708

Total revenues	$6,502,377	$6,124,588	$5,245,404

Coalition profit:
Jeanswear	$452,461	$442,151	$413,539
Outdoor	233,433	156,385	95,720
Intimate Apparel	59,595	117,804	86,671
Imagewear	126,287	117,035	101,475
Sportswear	100,139	67,202	37,248
Other	(1,063)	(10,726)	(4,770)

Total coalition profit	970,852	889,851	729,883

Corporate and other expenses	(137,615)	(108,795)	(81,465)
Interest, net	(62,424)	(68,936)	(49,912)

Income before income taxes and cumulative effect of a change in accounting policy	$770,813	$712,120	$598,506

*	Profit amounts for 2005 include the effects of the change in accounting policy for stock-based compensation; see Note A.

In thousands	2005*	2004	2003
Coalition assets:
Jeanswear	$1,063,710	$1,081,235	$1,009,584
Outdoor	531,082	414,343	217,473
Intimate Apparel	353,490	345,429	332,754
Imagewear	297,762	288,537	304,927
Sportswear	153,063	129,898	198,776
Other	78,176	76,979	111,705

Total coalition assets	2,477,283	2,336,421	2,175,219

Cash and equivalents	296,557	485,507	514,785
Intangible assets and goodwill	1,841,350	1,671,114	1,019,606
Deferred income taxes	122,194	111,814	208,391
Corporate assets	433,687	399,422	327,551

Consolidated assets	$5,171,071	$5,004,278	$4,245,552

Capital expenditures:
Jeanswear	$38,386	$37,854	$41,627
Outdoor	24,420	8,237	6,889
Intimate Apparel	7,331	7,269	7,660
Imagewear	3,812	3,441	1,578
Sportswear	7,723	8,604	2,713
Other	9,011	6,567	3,512
Corporate	19,624	9,438	22,640

	$110,307	$81,410	$86,619

Depreciation expense:
Jeanswear	$47,597	$52,630	$53,848
Outdoor	13,056	8,617	3,680
Intimate Apparel	11,502	10,207	9,860
Imagewear	8,214	8,869	13,724
Sportswear	8,142	8,056	2,958
Other	4,464	10,108	9,538
Corporate	6,574	12,381	10,855

	$99,549	$110,868	$104,463

Information by geographic area is presented below, with sales based on the location of the customer:

In thousands	2005	2004	2003
Total revenues:
United States	$4,885,430	$4,725,321	$4,109,506
Foreign, primarily Europe	1,616,947	1,399,267	1,135,898

	$6,502,377	$6,124,588	$5,245,404

Property, plant and equipment:
United States	$377,959	$354,274	$381,619
Mexico	72,652	94,489	109,681
Other foreign, primarily Europe	113,444	123,491	100,380

	$564,055	$572,254	$591,680

Worldwide revenues by product category are as follows:

In thousands	2005	2004	2003
Jeans and related apparel	$2,697,066	$2,706,364	$2,695,717
Outdoor products	1,454,872	1,011,508	582,879
Intimate apparel	848,222	906,522	832,049
Sportswear	650,813	618,763	252,174
Occupational apparel	484,022	471,176	450,511
Other apparel	367,382	410,255	432,074

Total revenues	$6,502,377	$6,124,588	$5,245,404

Sales to Wal-Mart Stores, Inc., substantially all in the Jeanswear and Intimate Apparel coalitions, comprised 15.7% of Total Revenues in 2005, 15.0% in 2004 and 16.4% in 2003. Trade receivables from this customer totaled $108.7 million at the end of 2005 and $93.2 million at the end of 2004.
Note S — Commitments
VF enters into noncancelable operating leases for retail stores and other facilities and for equipment. Leases for real estate typically have initial terms ranging from 5 to 15 years, some with renewal options. Leases for equipment typically have initial terms ranging from 2 to 5 years. Most leases have fixed rentals; expense for leases having rent holidays or escalating rentals is recorded on a straight-line basis over the lease term. Certain of the leases contain requirements for additional rent payments based on sales volume or for payments of real estate taxes and other occupancy costs. Contingent rent expense is recognized when payment is probable. Lease incentives received are deferred and amortized as a reduction of rent expense over the lease term. Rent expense included in the Consolidated Statements of Income was as follows:

In thousands	2005	2004	2003
Minimum rent expense	$99,752	$95,103	$74,367
Contingent rent expense	4,020	3,669	1,953

Rent expense	$103,772	$98,772	$76,320

Future minimum lease payments are $110.9 million, $95.2 million, $75.8 million, $60.0 million and $44.3 million for the years 2006 through 2010, respectively, and $93.9 million thereafter.
VF has entered into licensing agreements that provide VF rights to market products under trademarks owned by other parties. Royalties under these agreements are recognized in Cost of Goods Sold in the Consolidated Statements of Income. Certain of these agreements contain minimum royalty and minimum advertising requirements. Future minimum royalty payments, including any required advertising payments, are $24.9 million, $21.9 million, $13.4 million, $8.6 million and $1.4 million for the years 2006 through 2010, respectively.
VF in the ordinary course of business has entered into purchase commitments for raw materials, sewing labor and finished products. These agreements, typically ranging from 2 to 6 months in duration, require total payments of $736.6 million in 2006. In addition, VF has a remaining commitment to purchase $129.7 million of finished product, with a minimum of $15.0 million per year, in connection with the sale of a business (Note C).
VF has entered into commitments for capital spending and advertising and for service and maintenance agreements for its management information systems. Future payments under these agreements are $95.9 million, $5.4 million, $4.9 million, $1.2 million and $0.2 million for the years 2006 through 2010, respectively.
VF has entered into a commitment to lease a distribution center for a 15 year period. Because VF does not have any of the risks of ownership during the construction period, the costs of construction-in-process and related debt have not been recorded for financial accounting purposes. When construction is completed during 2006, the lease will be accounted for as a capital lease and recorded at the present value of lease payments of approximately $43 million. Lease payments are expected to be approximately $4.1 million per year.
The trustee of the Employee Stock Ownership Plan may require VF to redeem shares of Series B Redeemable Preferred Stock held in participant accounts and to pay each participant the value of their account, upon retirement or withdrawal from the ESOP. The amounts of these redemptions vary based on the conversion value of the Preferred Stock. No redemption payments have been required during the last three years as the ESOP trustee has converted shares of Preferred Stock for withdrawing participants into shares of Common Stock.
VF has entered into $85.4 million of surety bonds and standby letters of credit representing contingent guarantees of performance under self-insurance and other programs. These commitments would only be drawn upon if VF were to fail to meet its claims obligations.

Note T — Earnings Per Share

In thousands, except per share amounts	2005	2004	2003
Basic earnings per share:
Income before cumulative effect of a change in accounting policy	$518,535	$474,702	$397,933
Less Preferred Stock dividends	1,636	1,832	2,238

Income available for Common Stock	$516,899	$472,870	$395,695

Weighted average Common Stock outstanding	111,192	109,872	107,713

Basic earnings per share before cumulative effect of a change in accounting policy	$4.65	$4.30	$3.67

In thousands, except per share amounts	2005	2004	2003
Diluted earnings per share:
Income before cumulative effect of a change in accounting policy	$518,535	$474,702	$397,933

Weighted average Common Stock outstanding	111,192	109,872	107,713
Effect of dilutive securities:
Preferred Stock	1,257	1,406	1,674
Stock options and other	1,743	1,452	936

Weighted average Common Stock and dilutive securities outstanding	114,192	112,730	110,323

Diluted earnings per share before cumulative effect of a change in accounting policy	$4.54	$4.21	$3.61

Outstanding options to purchase 2.4 million shares of Common Stock in 2005 and 5.0 million shares in 2003 were excluded from the computation of diluted earnings per share because the option exercise prices were greater than the average market price of the Common Stock. Earnings per share for the Cumulative Effect of a Change in Accounting Policy and for Net Income in 2005 were computed using the same weighted average shares described above.
Note U — Financial Instruments
The carrying amount and fair value of financial instrument liabilities were as follows:

	2005		2004
	Carrying	Fair	Carrying	Fair
In thousands	Amount	Value	Amount	Value
Long-term debt	$681,684	$698,642	$957,871	$1,027,331
Series B Redeemable Preferred Stock	23,326	66,897	26,053	74,769
The fair value of VF’s long-term debt was estimated based on quoted market prices or values of comparable borrowings. The fair value of the Series B Redeemable Preferred Stock was based on the underlying value of the VF Common Stock issuable upon conversion. The carrying amounts of cash and equivalents, accounts receivable, marketable securities, life insurance contracts, short-term borrowings and foreign currency exchange contracts approximates their fair value.
VF monitors net foreign currency exposures and may enter into foreign currency forward exchange contracts with highly credited financial institutions. These contracts hedge against the effects of exchange rate fluctuations on anticipated cash flows relating to a portion of VF’s foreign currency cash flows for inventory purchases and production costs, product sales and intercompany royalty payments anticipated for the following 12 months. Other contracts hedge against the effects of exchange rate fluctuations on specific foreign currency transactions, primarily intercompany financing arrangements. Use of hedging contracts allows VF to reduce its overall exposure to exchange rate movements since gains and losses on these contracts will offset losses and gains on the transactions being hedged. All foreign currency contracts and the financial institution counterparties are monitored on a regular basis.
The following summarizes, by major currency, the contractual amounts of VF’s foreign currency forward exchange contracts, translated into U.S. dollars using the exchange rate at the reporting date. The “bought” amounts represent the net U.S. dollar equivalent of commitments to purchase foreign currencies, and the “sold” amounts represent the net U.S. dollar equivalent of commitments to sell foreign currencies. The contracts, all of which mature in less than one year, are reported at fair value in the Consolidated Balance Sheets, with the net unrealized gain included in Current Assets and the net unrealized loss included in Current Liabilities.

	2005		2004
	Notional	Fair	Notional	Fair
	Value -	Value -	Value -	Value -
In thousands	Bought (Sold)	Asset (Liability)	Bought (Sold)	Asset (Liability)
European euro	$(137,557)	$4,082	$(249,488)	$(9,877)
Mexican peso	89,900	3,433	81,310	2,788
Canadian dollar	(57,146)	(1,441)	(41,450)	(2,842)
Other	(976)	9	7,144	—

Fair value, net		$6,083		$(9,931)

VF recognized net pretax gains of $2.9 million during 2005 and net pretax losses of $8.8 million during 2004 and $15.8 million during 2003, primarily in Cost of Goods Sold in the Consolidated Statements of Income, for foreign currency hedging contracts that had matured. At the end of 2005, net pretax gains of $2.6 million were deferred in Accumulated Other Comprehensive Income. These net deferred gains will be reclassified into Net Income during 2006 at the time the underlying hedged transactions are recognized in earnings. Hedge ineffectiveness was not significant in any period.

VF may also enter into derivative financial instrument contracts to hedge interest rate risks. VF entered into a contract to hedge the interest rate risk for a notional amount of $150.0 million shortly before the issuance of $300.0 million of long-term debt in 2003 (Note L). This contract was settled concurrent with the issuance of the debt, with the gain of $3.5 million deferred in Accumulated Other Comprehensive Income. As a result of the deferred gain, VF recognized $0.1 million during each of 2005, 2004 and 2003 as a reduction of Interest Expense. At the end of 2005, a pretax gain of $3.2 million was deferred in Accumulated Other Comprehensive Income, which will be reclassified into earnings over the remaining term of the notes.
Note V — Supplemental Cash Flow Information

In thousands	2005	2004	2003
Income taxes paid	$213,465	$186,223	$128,770
Interest paid	73,362	73,171	56,148
Noncash transactions:
Notes received for sale of assets	—	13,664	—
Accretion of long-term debt	2,283	2,201	710
Notes issued in acquisitions	2,500	—	58,300
Debt assumed in acquisitions	—	28,842	18,758
Conversion of Redeemable Preferred Stock to Common Stock	2,726	3,934	6,914
Issuance of Common Stock for compensation plans	756	647	1,004
Note W — Subsequent Events
Subsequent to the end of the year, VF’s Board of Directors declared a regular quarterly cash dividend of $0.29 per share, payable on March 20, 2006 to shareholders of record on March 10, 2006. VF also sold the Earl Jean ® trademarks and certain assets for an amount approximating book value. The Earl Jean business accounted for $13.1 million of VF revenues during 2005.

Quarterly Results of Operations (Unaudited)

In thousands, except	First		Second	Third	Fourth	Full
per share amounts	Quarter		Quarter	Quarter	Quarter	Year
2005 (restated *)
Total revenues	$1,582,185		$1,452,107	$1,822,086	$1,645,999	$6,502,377
Operating income	186,506		153,784	288,002	199,885	828,177
Income before cumulative effect of a change in accounting policy	114,686		96,749	179,630	127,470	518,535
Net income	102,853	**	96,749	179,630	127,470	506,702	**

Earnings per share:
Income before cumulative effect of a change in accounting policy:
Basic	$1.02		$0.87	$1.61	$1.15	$4.65
Diluted	1.00		0.85	1.57	1.13	4.54

Net income
Basic	$0.92	**	$0.87	$1.61	$1.15	$4.54	**
Diluted	0.89	**	0.85	1.57	1.13	4.44	**

Dividends per common share	$0.27		$0.27	$0.27	$0.29	$1.10

2004
Total revenues	$1,449,688		$1,285,412	$1,810,330	$1,579,158	$6,124,588
Operating income	172,559		149,775	251,404	204,050	777,788
Net income	103,874		90,088	155,437	125,303	474,702

Earnings per share:
Basic	$0.95		$0.82	$1.41	$1.13	$4.30
Diluted	0.93		0.80	1.38	1.10	4.21

Dividends per common share	$0.26		$0.26	$0.26	$0.27	$1.05

2003
Total revenues	$1,256,687		$1,142,008	$1,446,264	$1,400,445	$5,245,404
Operating income	152,759		125,613	204,576	161,941	644,889
Net income	92,066		74,945	125,289	105,633	397,933

Earnings per share:
Basic	$0.84		$0.69	$1.16	$0.97	$3.67
Diluted	0.83		0.68	1.14	0.96	3.61

Dividends per common share	$0.25		$0.25	$0.25	$0.26	$1.01

Note — In 2005, VF began classifying Royalty Income, along with Net Sales, in Total Revenues. Prior years’ amounts have been reclassified to conform with the 2005 presentation.

*Amounts presented for the first three quarters of 2005 have been restated for the change in accounting policy for stock-based compensation. See Note A to the Consolidated Financial Statements. The effect of this change for each of the first three quarters of 2005, excluding the cumulative effect of the change in accounting policy as of the beginning of the year, follows:

		Income Before	Earnings per
In thousands,	Operating	Change in	Common Share
except per share amounts	Income	Accounting Policy	Basic and Diluted
First quarter	$(12,390)	$(8,182)	$(0.07)
Second quarter	(4,886)	(3,238)	(0.03)
Third quarter	(4,463)	(2,235)	(0.02)

**	Net Income in the first quarter and full year 2005 includes an aftertax charge of $11.8 million (basic – $0.11 per share and diluted – $0.10 per share) for the cumulative effect of the change in accounting policy for stock-based compensation, as discussed in Note A to the Consolidated Financial Statements.

VF Corporation Financial Summary

Dollars in thousands, except per share amounts	2005	2004	2003	2002	2001

Summary of Operations
Total revenues	$6,502,377	$6,124,588	$5,245,404	$5,108,110	$5,243,473
Operating income	828,177	777,788	644,889	621,924	454,427
Income from continuing operations	518,535	474,702	397,933	364,428	217,278
Discontinued operations	—	—	—	8,283	(79,448)
Cumulative effect of a change in accounting policy	(11,833)	—	—	(527,254)	—
Net income (loss)	506,702	474,702	397,933	(154,543)	137,830

Earnings (loss) per common share — basic
Income from continuing operations	$4.65	$4.30	$3.67	$3.26	$1.90
Discontinued operations	—	—	—	0.08	(0.71)
Cumulative effect of a change in accounting policy	(0.11)	—	—	(4.83)	—
Net income (loss)	4.54	4.30	3.67	(1.49)	1.19
Earnings (loss) per common share — diluted	$4.54	$4.21	$3.61	$3.24	$1.89
Income from continuing operations
Discontinued operations	—	—	—	0.07	(0.69)
Cumulative effect of a change in accounting policy	(0.10)	—	—	(4.69)	—
Net income (loss)	4.44	4.21	3.61	(1.38)	1.19
Dividends per share	1.10	1.05	1.01	.97	.93
Average number of common shares outstanding	111,192	109,872	107,713	109,167	111,294

Financial Position
Working capital	$1,213,233	$1,006,354	$1,419,281	$1,199,696	$1,217,587
Current ratio	2.1	1.7	2.8	2.4	2.5
Total assets	$5,171,071	$5,004,278	$4,245,552	$3,503,151	$4,103,016
Long-term debt	647,728	556,639	956,383	602,287	904,035
Redeemable preferred stock	23,326	26,053	29,987	36,902	45,631
Common stockholders’ equity	2,808,213	2,513,241	1,951,307	1,657,848	2,112,796
Debt to total capital ratio (1)	22.6%	28.5%	33.7%	28.6%	31.7%

Other Statistics (3)
Operating margin	12.7%	12.7%	12.3%	12.2%	8.7%
Return on invested capital (1) (2)	15.2%	15.8%	16.6%	16.9%	8.0%
Return on average common stockholders’ equity	18.9%	21.2%	22.3%	22.1%	9.8%
Return on average total assets	9.9%	10.1%	10.5%	10.4%	5.0%
Cash provided by operations	$561,346	$723,991	$539,672	$677,238	$685,715
Purchase of Common Stock	229,003	—	61,400	124,623	146,592
Cash dividends paid	124,116	117,731	111,258	108,773	106,864

Market Data (3)
Market price range	$61.61-50.44	$55.61-42.06	$44.08-32.62	$45.64-31.50	$42.70-28.15
Book value per common share	25.50	22.56	18.04	15.28	19.21
Price earnings ratio — high-low (4)	13.6 - 11.1	13.2 - 10.0	12.2 - 9.0	14.1 - 9.7	22.6 - 14.9
Dividend payout ratio (5)	24.2%	24.9%	28.0%	29.9%	49.2%

(1)	Total capital is defined as common stockholders’ equity plus short-term and long-term debt.

(2)	Return on invested capital is defined as income before net interest expense, after income taxes, divided by total capital.

(3)	Operating statistics and market data are based on continuing operations.

(4)	Market price divided by income from continuing operations per diluted share.

(5)	Dividends per share divided by income from continuing operations per diluted share.

Investor Information
Common Stock
Listed on the New York Stock Exchange and Pacific Exchange – trading symbol VFC.
Shareholders of Record
As of February 10, 2006, there were 4,270 shareholders of record.
Dividend Policy
Quarterly dividends on VF Corporation Common Stock, when declared, are paid on or about the 20th day of March, June, September and December.
Dividend Reinvestment Plan
The Plan is offered to shareholders by Computershare Trust Company, N.A. The Plan provides for automatic dividend reinvestment and voluntary cash contributions for the purchase of additional shares of VF Corporation Common Stock. Questions concerning general Plan information should be directed to the Office of the Vice President – Administration, General Counsel and Secretary of VF Corporation.
Dividend Direct Deposit
Shareholders may have their dividends deposited into their savings or checking account at any bank that is a member of the Automated Clearing House (ACH) system. A brochure describing this service may be obtained by contacting Computershare.
Quarterly Common Stock Price Information
The high and low sales prices on a calendar quarter basis for the periods indicated were as follows:

	2005		2004		2003
	High	Low	High	Low	High	Low
First Quarter	$60.74	$52.20	$47.04	$42.06	$39.35	$32.62
Second Quarter	59.93	54.60	50.45	43.50	40.17	33.51
Third Quarter	61.61	55.52	51.02	45.87	41.59	33.43
Fourth Quarter	59.47	50.44	55.61	47.15	44.08	38.81